Form 10-K, Exhibit 13
CURTISS WRIGHT CORP
filed 1994-04-07
CIK 26324

Exhibit (13)
                           CURTISS-WRIGHT CORPORATION
                               Annual Report 1993

                               90 Years of Flight

On December 17, 1903 on the Outer Banks of North Carolina, man's quest to fly was realized for the first time. Ironically, this milestone, which marked one of the greatest advancements in the history of man, was witnessed by only a handful of people. Its full impact has yet to be totally realized, even though its effect is felt by virtually everyone on earth and its application extends beyond this planet. We express thanks and gratitude to Orville and Wilbur Wright, Glenn Curtiss, and the other early pioneers of aviation who took those first steps.



    -----------------------------------------------------------------------
                                    CONTENTS
    -----------------------------------------------------------------------

                            1. Financial Highlights

                             2. To Our Shareholders

 8. Management's Discussion and Analysis of Financial Condition and Results of
                                   Operations

                     16. Consolidated Financial Statements

                 21. Notes to Consolidated Financial Statements

      41. Report of the Corporation and Report of Independent Accountants

            44. Consolidated Financial Data and Corporate Directory

                           45. Corporate Information





                                                                     COVER


Financial Highlights

($ in thousands except per share data)                               1993          1992          1991
- -------------------------------------------------------------------------------------------------------
PERFORMANCE
Sales and other revenues                                           $170,264     $193,088      $203,080
Cash flow from operating activities                                  21,492       32,643        41,105
Net earnings (loss) before accounting changes                       (2,952)       21,687        21,253
Net earnings (loss)                                                 (5,623)       21,687        21,253
Net earnings (loss) per common share before accounting changes        (.58)         4.29          4.21
Net earnings (loss) per common share                                 (1.11)         4.29          4.21
Return on average stockholder's equity before accounting changes      (2.0)%        14.7%         16.1%
New orders                                                         155,990       191,641       162,569
Backlog at year-end                                                149,188       152,062       140,158

YEAR-END FINANCIAL POSITION
Current assets in excess of current liabilities                    $92,712       $86,342       $71,102
Ratio of current assets to current liabilities                    3.1 TO 1      3.3 to 1      2.6 to 1
Total assets                                                      $236,947      $238,898      $233,226
Stockholders' equity                                              $144,231      $155,204      $140,107
Stockholders' equity per common share                               $28.50        $30.67        $27.68

OTHER YEAR-END DATA
Depreciation                                                       $11,483       $11,919       $12,153
Capital expenditures                                                $4,914        $6,752        $7,529
Shares of common stock outstanding                               5,060,743     5,060,743     5,061,193
Number of stockholders                                               6,881         7,378         8,795
Number of employees                                                  1,565         1,684         1,842

DIVIDENDS PER COMMON SHARE                                           $1.00         $1.00         $1.00


- -------------------------------------------------------------------------------
    Curtiss-Wright  Corporation and  its subsidiaries  constitute a diversified
multi-national  manufacturing  group  which  produces  and  markets   precision
components and systems and provides highly engineered services to Aerospace, Industrial, and Flow Control and Marine markets. The company operates four domestic manufacturing facilities and thirty-three service facilities located in North America and Europe and employs approximately 1,600 people.
- -------------------------------------------------------------------------------


                                                                      1.

Fellow Shareholders:

OVERVIEW

     1993 has been one of the most difficult years in the recent history of Curtiss-Wright. For the first time the company felt the full negative impact of the extraordinary changes taking place in its traditional aerospace/defense markets. The effect of those major dislocations proved to be even more severe than we had initially anticipated. One result was a significant decline in our operating earnings. Another was our inability to obtain purchase offers for our Flight Systems and Metal Improvement Company operations at prices we felt were commensurate with their underlying values. However, at the same time, we have succeeded in resolving a number of negative situations which threatened the company and its shareholders. We settled, on an acceptable basis, the long-standing litigation brought by the U.S. Government against our Target Rock subsidiary. We also obtained a conditional approval of our Wood-Ridge environmental remediation plan. In addition, we were able to evaluate and make appropriate provisions for the clean-up of a number of other environmental situations having their origin in operations of Curtiss-Wright many years ago. Finally, and perhaps most important for the long-term, our business units have been able to attain or solidify positions on promising new programs and to develop new products to be introduced in 1994. All of these matters are discussed below.

FINANCIAL RESULTS

  Aggregate pre-tax operating earnings from our business segments (exclusive of certain unusual items listed below) for the year 1993 amounted to $24.3 million, in contrast to comparable earnings of $34.0 million in 1992. Sales in 1993 totaled $158.9 million, as compared to $179.7 million in 1992, which reflects a decline of 12%.

  In total for 1993, Curtiss-Wright posted a net loss of $5.6 million, or $1.11 per share, as compared to net earnings of $21.7 million, or $4.29 per share in 1992. Results in 1993 reflect expenses after tax of $8.6 million, or $1.70 per share, related to settlement of the U.S. Government suit against Target Rock. Profitability was also negatively impacted to the extent of an additional $11.1 million after tax, or $2.19 per share, as a result of the following items: an increase in environmental reserves for various sites of $2.5 million, or $.49 per share; a reduction in net earnings of $6.2 million, or $1.23 per share, because of new accounting rules; a provision of $1.6 million, or $.31 per share, on account of the consolidation of Metal Improvement Company facilities and the closing of its composite operation, and a reserve of $.8 million, or $.16 per share, for the anticipated sale of the Buffalo Extrusion Facility. Absent these unusual items, net earnings for the year 1993 would have amounted to $14.1 million, or $2.78 per share.

TARGET ROCK LITIGATION

    In 1993, a settlement of $17.5 million was made on a $114.0 million lawsuit filed by the U.S. Government against Target Rock in 1990. The suit related to Government claims in connection with embezzlements from Target Rock by certain former employees and alleged mischarging of labor hours to Government subcontracts by those former employees. It involved events occurring seven or more years ago and was unrelated to the current business and activities of Target Rock. When Curtiss-Wright discovered the employee misconduct, we immediately informed the Government and dismissed the employees responsible.

                                                                      2.

     Management concluded that it was in the best interest of the company to resolve the lawsuit at this time in order to end management's distraction from the current business, and to avoid the significant legal and other expenses which would have been involved in the continued defense of the litigation. The settlement agreement provides that it is not to be deemed an admission by Target Rock of any liability. With the resolution of the lawsuit, Target Rock's management can focus on the business at hand, which is discussed at length later in this letter.

OPERATIONS

     Early last year, the Board of Directors made the decision to explore the possible sale of our Flight Systems Group and Metal Improvement Company subsidiary. This program was initiated in response to consolidation activities that were taking place in the defense industry and to test this alternative means of enhancing shareholder value. A substantial number of prospective acquirers were contacted through our investment banking firm, Merrill Lynch. In our view, prospective purchasers overly discounted the future prospects for both entities, resulting in offers that, in our opinion, did not reach the values to shareholders that would be achieved from our continued operation of the business units.

     During our efforts to sell these businesses, we continued to focus on aggressively defending our position in our markets and on expanding market share where possible. The company has had some successes in these areas in 1993 and these efforts will be continuing in the future.

     While Curtiss-Wright has made significant progress in this regard, the programs involved are long term in nature and the rewards will not be enjoyed immediately. The successes achieved on being awarded contracts on new defense programs will not be fully realized until those programs enter production phases later in this decade. Although significant revenue associated with engineering and development activities on these projects will be generated over the next several years, management expects no better than flat sales in 1994 as the slow-down in the commercial aerospace industry continues and defense budgets possibly face further reductions.

     The specific factors impacting each of our business units, as well as the activities that have resulted in strengthening their positions in traditional markets, will be discussed in the following sections. Also outlined will be advances that may result in expansion into new markets.

CURTISS-WRIGHT FLIGHT SYSTEMS GROUP

     The major factors affecting performance of this business unit in 1993 were the successive reductions in production levels of commercial aircraft by the Boeing Commercial Airplane Group, and reduced U.S. Air Force procurement for the Lockheed F-16 Fighting Falcon.

     Flight Systems provides the Leading Edge Flap Rotary Actuators (LEFRA) for the F-16. Commitments for new F-16 aircraft from Lockheed/Fort Worth Company for the U.S. Air Force and LEFRAs provided for an Air Force retrofit program are scheduled to be completed in 1994. Future Government orders for this aircraft are uncertain and the potential for the F-16 is largely dependent on Lockheed's foreign sales. In 1993, Flight Systems obtained a sole-source contract from Lockheed covering its requirements for LEFRA to support such sales. This potentially significant contract can generate a high volume of sales but cannot be expected to fully replace the volume that has been experienced from the U.S. Air Force programs.

                                                                      3.

     Looking to the future, Flight Systems has become a major supplier on the Lockheed/Boeing F-22 Advanced Tactical Fighter. It has won contracts for the actuation systems for the leading edge flap and the main and side weapons bay doors and, during the past year, has been performing contracts for the engineering and manufacturing development work on these programs. The engineering capabilities at Flight Systems have been expanded for this development activity, which the Group will be engaged in for the next several years. As a result of this development work and deliveries of pre-production systems, Flight Systems will be in a favorable position to win the contracts for full scale production of these systems, currently scheduled to begin in 1998.

    Another significant program that has been obtained by Flight Systems is the Leading Edge Extension Vent Mechanical Drive System for the McDonnell Douglas Aerospace F/A-18 E/F aircraft. This aircraft is also in the engineering, development and qualification stage, with actual production several years away.

    The development work on these military aircraft programs and three smaller Boeing 777 airliner projects, will not, in the next few years, fully replace the revenue levels which had been provided by the F-16. Accordingly, cost reductions have been implemented and will continue until current development programs are released to production. Despite lower production levels faced in the short term, Curtiss-Wright feels Flight Systems has positioned itself well for participation on those military aircraft programs which have the greatest future potential.

     In addition to efforts to strengthen itself in what have been its traditional product applications, Flight Systems has also been expanding into other areas. The Group has had initial successes in the expansion of its overhaul operation for actuators and related commercial aircraft products. While sales volume is not yet sizeable, progress has been made in the establishment of a customer base and growth prospects for this business area are encouraging. Overhaul activities should provide additional diversification to the strong sales base already existing in the Flight Systems' Boeing production programs.

     Flight Systems also has been looking toward commercial applications of the technology it has developed relating to its actuation product line. During the first half of 1994 it expects to introduce an electro-mechanical rescue tool, based on its aerospace technology, that will compete with the hydraulic tools presently being used in the fire and rescue market. A development unit has been successfully tested, patents applied for and advanced prototypes designed. We feel that the Curtiss-Wright tool (the Power HawkTM) will provide significant advantages over the equipment presently available, and should enable us to penetrate this market.

     Flight Systems will be continuing to look for opportunities to expand its business base by winning new programs as they become available, displacing incumbents on existing programs and identifying potential growth situations that have the proper fit with its core expertise.

                                                                      4.

METAL IMPROVEMENT COMPANY

    In 1993, Metal Improvement was severely affected by the depressed worldwide aerospace market as well as the general economic slowdown in Europe. Metal Improvement sales and profitability from European operations were also adversely impacted by the exchange rate effect of the weak British pound relative to the U.S. dollar in 1993 as compared to 1992.

     Metal Improvement currently operates 33 facilities worldwide with 26 being located in the United States. Because of marketplace changes, Metal Improvement is in the process of consolidating some of its facilities. A decision also has been made to discontinue a small composite repair facility operated near Dallas, Texas. A provision of $2.4 million was recorded in 1993 to reflect the estimated expenses of these actions. It is anticipated that the resulting cost reductions will begin to be realized in 1994.

TARGET ROCK CORPORATION

     An objective of Target Rock in 1993 was to further improve its position as a valve supplier to the U.S Naval Nuclear Program, as well as to expand its market presence as a valve actuator and controller supplier to that program. With the reduced ship build levels for nuclear aircraft carriers and submarines, it was highly desirable that Target Rock improve on what was already a strong position in this market. It was successful in doing this through the capture in 1993 of a significant portion of the military valve business, and all of the available valve actuator orders. The resulting increase in market share has allowed Target Rock to maintain its level of business and position itself to continue to compete successfully in this core market.

     While there has not been any construction of new nuclear power plants by the U.S. utility industry for a number of years, a significant spares market for existing facilities continues to exist. Sales in this area were down for 1993 as utility companies have been reducing inventory levels. Target Rock is working closely with these customers to participate in inventory restocking programs when they occur.

     Target Rock has also achieved some initial success in obtaining new orders for valves in South Korea, which has an extensive program under way for the construction of new nuclear plants. In 1993, the unit received contracts on the majority of the projects in that country for which it competed, with several still to be awarded. The South Korean long-term program is to build two nuclear facilities every four years over the next twenty years; Target Rock will be working to build upon the relationships that have now been established in that country.

                                                                      5.

    Target Rock has been positioning itself for participation in a new emerging opportunity created by the Clean Air Act of 1990. The Act requires strict monitoring and control of hazardous emissions released into the air. Valves that are currently used in petrochemical processing plants have a tendency to wear over time and begin to leak, resulting in eventual replacement. Since 1951, Target Rock has been a supplier of fluid control products to satisfy the severe requirements of nuclear-powered naval vessels. The technology and experience developed for this purpose have enabled us to design valves that we believe will meet all the requirements of the Act. In 1993, Target Rock completed a valve redesign to reduce costs for greater competitiveness in the petrochemical market. Because the time frame for the phase-in of the new clean air standards has been extended, our current expectations are that petrochemical plants will not begin making expenditures related to these new standards until the 1996/1997 time frame. Target Rock is continuing to work on positioning itself to capitalize on this new opportunity, but penetration of this new market, with its existing strong supplier base, will present a considerable challenge.

     Target Rock has experienced a strike by the union representing its production workers, beginning in May of 1993 and continuing to the present. While a settlement still has not been reached as of this time, Target Rock has returned to full production.

WOOD-RIDGE BUSINESS COMPLEX

     Rental revenue for 1993 increased from 1992 as occupancy rates improved. The real estate market in New Jersey has been strengthening and we are looking for further increases in occupancy levels this year. Environmental cleanup activities at the location continued and some portions of the program were completed. The cleanup plan for soil contamination at the site was approved by the New Jersey Department of Environmental Protection & Energy in 1993. Soil remediation will begin in 1994 and should continue for approximately five years.

    A groundwater cleanup plan has also been approved subject to the submission of additional data and an acceptable system design, which are scheduled for 1994. Total cost estimates for the Wood-Ridge cleanup remain within the amount reserved in 1990, with the bulk of the work and expenditures still to be incurred.

BUFFALO EXTRUSION FACILITY

     An agreement for the sale of this business unit was entered into in 1993. With the closing expected in the first quarter of 1994, the 1993 financial statements were prepared to reflect an estimated after tax loss of $800,000. However, the agreement of sale subsequently expired without the buyers' obtaining suitable financing. Management is continuing to pursue a possible sale of this unit.

                                                                     6.

OFFICERS AND DIRECTORS

    On May 11, 1993, Shirley D. Brinsfield, who had been serving as Chairman of the Board and President, announced his retirement as an employee of the company. He has continued to serve as Chairman and the undersigned has assumed the positions of President and Board member.

    On December 18, 1993, Richard Dicker, who served on the Board of Directors of Curtiss-Wright for 12 years, died at the age of 79. His wise counsel and active participation will be sorely missed.

IN CLOSING

     As we go forward in 1994 we will continue to strive for improved operating performance, a heightened understanding of the needs of our customers and the sustained growth of our operations within or peripheral to our existing core competencies and markets. In pursuing these efforts, we will have the benefit of our talented and dedicated employees, as well as a position of substantial liquidity and growing financial strength. With your support we will continue to pursue our ultimate objective of the creation of increased long-term values.




 David Lasky
 David Lasky
 President

 February 15, 1994



                                                                     7.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS:

     Curtiss-Wright Corporation posted a consolidated net loss for 1993 of $5.6 million, or $1.11 per share, compared to net earnings for 1992 of $21.7 million, or $4.29 per share. Net earnings for 1992 had been slightly above net earnings of 1991 which were $21.3 million, or $4.21 per share. The net loss for 1993 reflects the following unusual or infrequently occurring items which must be taken into account in any comparison with prior years. Excluding the impact of these items, the Corporation would have achieved net earnings in 1993 of $14.1 million, or $2.78 per share, still a substantial decline from the reported net earnings of 1992. Generally speaking, this decline is reflective of the performance of our business segments for 1993 when compared to 1992. This will be reviewed following a discussion of the unusual or infrequently occurring items.

   The unusual or infrequently occurring items are:

    o LITIGATION SETTLEMENT COSTS:

      The Corporation recorded a charge against 1993 earnings of $17.5 million for the settlement of litigation brought by the U. S. Government in 1990 against the Corporation's Target Rock subsidiary. After taking into account a $3.0 million insurance recovery under a blanket crime policy and applicable tax benefits, the settlement reduced net earnings for 1993 by $8.6 million, or $1.70 per share. (See Note 10.)

    o ENVIRONMENTAL COSTS:

      The Corporation recorded charges of $3.8 million for the estimated cost of future environmental cleanup on a number of sites on which it has been named as a potentially responsible party ('PRP'). On an after-tax basis, environmental charges reduced net earnings by $2.5 million, or $.49 per share in 1993. The Corporation previously recorded environmental charges in 1992 reducing net earnings of that year by $.7 million, or $.13 per share. (See Note 13.)

    o RESTRUCTURING CHARGES:

      The Corporation recorded restructuring charges in 1993 totaling $3.6 million, which reduced net earnings for the year by $2.4 million, or $.47 per share. These charges reflect the anticipated loss on the sale of the Corporation's Buffalo Extrusion Facility, the consolidation of two Metal Improvement Company ('MIC') shot peening facilities, and the closing of MIC's Composites Facility in Texas. (See Note 14.)

    o CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES:

      Net earnings for 1993 were reduced by the cumulative effect of a change in accounting for postretirement medical costs under SFAS No. 106. The Corporation recognized a one-time transition obligation charge of $9.8 million, reducing net earnings by $6.4 million or $1.27 per share. (See
      Note 17.)

                                                                      8.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

      In the first quarter of 1993 the Corporation recognized a cumulative effect for net tax benefits of $3.8 million from a change in accounting for income taxes under SFAS No. 109. These tax benefits were provided by the utilization of the Corporation's capital loss carryforward through the recognition of estimated future capital-gain income deemed likely at that time. However, given the events and circumstances of 1993, management has reassessed the likelihood of realization of future capital-gain income. Included in the provision for income taxes for the year ended December 31, 1993, is a valuation allowance offsetting $3.6 million of the estimated future tax benefits from the Corporation's capital loss carryforward. The net income recognized by SFAS No. 109 for the full year 1993 amounted to $.2 million, or $.04 per share. (See Note
       7.)

    Total sales for the Corporation were $158.9 million in 1993, a 12% decline from 1992 sales of $179.7 million, while pre-tax operating profits from our three business segments totaled $21.9 million in 1993, a decline of 36% from 1992 segment operating profits of $34.0 million. Total sales for the Corporation were $179.7 million in 1992, a 6% decline from 1991 sales of $191.3 million. Pre-tax operating income from the Corporation's three operating segments, totaled $34.0 million for 1992, a slight decrease from 1991 operating income of $35.2 million.

    For 1993 the Corporation received new orders of $156.0 million, 19% below orders received in 1992 and 4% below orders received in 1991. The total backlog at December 31, 1993, amounted to $149.2 million, slightly below backlog at December 31, 1992, but a 6% improvement over year-end 1991 backlog. It should be noted that shot peening, heat treating, peen forming and overhaul services, which represent approximately 43% of the Corporation's total sales, are sold with very modest lead times. Accordingly, backlog for these product lines is less of an indication of future activity.


SEGMENT PERFORMANCE
(1993 COMPARED WITH 1992):

AEROSPACE:

    The Aerospace segment reported sales of $96.9 million and pre-tax operating income of $16.3 million for 1993, declines of 13% and 32%, respectively, from the sales and operating profits reported in 1992. Overall, these declines reflect a stretchout of current orders and cutbacks in new aircraft production from both military and commercial aircraft builders. Sales and operating profits in 1993 for actuation components, systems and spare parts declined in comparison with those products' results in 1992. Declines in sales and profits of commercial actuation products were primarily caused by production schedule reductions on current programs for Boeing Airplane Company's 737 and 747 aircraft. Declines in sales and profits of military actuation products reflect reduced pricing arrangements in 1993, as compared to 1992, as well as the scale back of Air Force requirements, on the F-16 Fighting Falcon program.
 Military sales in 1993 were also affected by lower Department of Defense procurement activity for F-18 production and spares and for F-14 spares. The
 Corporation delivered final production orders on F-14 programs in 1991 but maintained a high level of spares sales in 1992. Aerospace results in 1993 also reflect a substantial decline in sales and in operating profits of shot peening

                                                                      9.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

and  peen forming   services  for  aerospace   customers  in  comparison   with
the 1992 performance. Declines in sales and operating profits for these services are generally attributed to a stretch out of orders on Airbus and McDonnell Douglas programs, combined with reduced pricing in some areas. Operating profits of 1993 were further reduced by provisions established for the closing of a composites facility in Texas and the consolidation of shot peening operations which operate principally in the Aerospace market.

                                   AEROSPACE
- -------------------------------------------------------------------------------
     PRODUCTS/SERVICES                                     MAJOR MARKETS
- ------------------------------------------------    ---------------------------
Control & Actuation Components & Systems             U.S. Government Agencies
Shot Peening, Peen Forming & Composite               Foreign Governments
    Repair Services                                  Aerospace Manufacturers
Custom Extruded Shapes                               Commercial/Military/
Windshield Wiper Systems                                General Aviation
                                                     Helicopter Manufacturers
                                                     Commercial Airlines
                                                     Missile Manufacturers

INDUSTRIAL:

    The Industrial segment reported sales of $37.3 million in 1993, only slightly below sales of $37.5 million reported in 1992. Operating profits for 1993, however, declined 50% to $2.6 million, compared with $5.2 million in 1992. Sales for 1993 reflected an increase, from 1992 levels, in sales of extruded commercial tubular products, which was offset by a decline in sales of Swench products. The Corporation had received a $4.5 million order in 1992 for its Swench manual impact wrench on which final shipments were made in early 1993. Sales of shot peening services for industrial markets remained at 1992 levels but generated significantly lower operating profits for 1993. The decline in profits is due to a reduction in industrial market field work in 1993 and the continued effects of recession on automotive and non-aerospace industries, especially in Europe.

                                  INDUSTRIAL
- -------------------------------------------------------------------------------
               PRODUCTS/SERVICES                              MAJOR MARKETS
- -------------------------------------------------    --------------------------
Shot Peening and Heat Treating Services              Metal Working Industries
Extruded Shapes and Seamless Alloy Pipe              Oil/Petrochemical/Chemical
Compressor Valve Reeds                                  Construction
                                                     Oil and Gas Drilling/
                                                        Exploration
                                                     Power Generation
                                                     Agricultural Equipment
                                                     Automotive and Truck
                                                     Manufacturers


                                                                      10.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

FLOW CONTROL AND MARINE:

    The Flow Control and Marine segment reported sales of $24.7 million for 1993, down 19% from sales of $30.3 reported for 1992. Operating profits for 1993 totaled $3.0 million, compared with $4.9 million of operating profit for

1992. Sales for 1993 include $3.2 million related to the termination of valve orders on the U. S. Navy's Seawolf program. The additional sales reflect the settlement of Seawolf termination claims and equitable price adjustments related to the cancellation of contracts. Excluding these adjustments, sales of valve products for government end use declined $1.9 million for 1993, when compared with 1992. Commercial valve sales also declined in 1993, primarily due to an improved shipment performance in 1992. Operating earnings generated by the valve product lines declined overall for 1993, when compared with 1992, primarily due to overruns on a fixed price commercial valve contract. Also contributing to the decline in sales and operating profits, when comparing 1993 with 1992, was a substantial absence, in 1993, of sales of extruded products for aircraft carrier and submarine usage.



                            FLOW CONTROL AND MARINE
- ------------------------------------------------------------------------------
         PRODUCTS/SERVICES                                 MAJOR MARKETS
- ----------------------------------------------    ----------------------------
Globe, Gate, Control, Solenoid, Safety Relief     U.S. Navy Propulsion Systems
  and Severe                                      Nuclear and Fossil Fuel Power
Service Valves                                      Plants
Custom Extruded Shapes and Seamless Alloy Pipe    U.S. Navy Shipbuilding

(1992 COMPARED WITH 1991):

AEROSPACE:

    The Aerospace segment reported sales of $111.9 million for 1992, a 4% decline from sales reported in 1991. Declines in military sales were caused by the scale back of Air Force requirements on the F-16 Fighting Falcon program, which affected both sales volumes and current pricing arrangements in 1992, as compared with 1991. Lower sales in 1992 also reflect the lack of production orders for actuation products on the F-14 program, which was partially offset by an increase in actuation spares sales for the F-14. Commercial sales of actuation products in 1992, as compared with 1991, also declined, caused by reduced demands of Boeing production programs. Lower sales of actuation products in 1992 were partially offset by higher sales of shot peening and peen forming services and higher sales of custom tubular products for Aerospace markets. Operating earnings for the Aerospace segment totaled $23.9 million in 1992, down 12% from earnings levels of 1991. Federal budget cut-backs, increased competitive conditions and a recessionary economy continued to impact a substantial number of Aerospace programs. The most substantial decline in Aerospace earnings was a result of the lower sales volumes and lower pricing arrangements on actuation products for the Corporation's military customers.

                                                                      11.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

INDUSTRIAL:

    The Industrial segment reported sales of $37.5 million in 1992, a decline of 16% from 1991 sales levels. The decline in sales, year to year, primarily reflects the absence of sales from our Canadian operations. The Corporation sold its Canadian engine distribution business in late 1991 and ceased operations of its Canadian air compressor business in April 1992. These operations had contributed $6.4 million to reported 1991 Industrial segment sales. Also contributing to the lower sales, when comparing 1992 with 1991, was a decline in sales of shot peening products. Shot peening sales were particularly affected by domestic and European economic conditions in 1992, which resulted in a downturn in automotive and other non-aerospace markets serviced by this business. The decline in sales for 1992 of this segment, as compared with 1991, was offset to some extent by a $4.5 million order for Swench products received in 1992 and by higher sales of commercial stainless steel pipe products. Pipe product sales had been depressed in 1991 because of equipment and tooling problems experienced at our extrusion press facility in Buffalo, New York. Operating earnings reported by our Industrial segment totaled $5.2 million in 1992, a slight increase over 1991 reported earnings. Higher earnings were generated by the increased sales of Swench products and extruded pipe products but were partially offset by lower earnings from shot peening operations. Operating earnings were also improved from the disposal of the aforementioned Canadian operations, which had reported a small operating loss for 1991.

FLOW CONTROL AND MARINE:

    The Flow Control and Marine segment reported sales of $30.3 million for 1992, slightly below 1991 reported sales levels. Sales of valve products for U.S. Government use rose $2.2 million in 1992 as a result of orders received in 1991 for the retrofit of submarine valve actuation devices. Commercial valve sales declined $2.5 million in 1992 from 1991 levels as a result of lower spares sales, delays in receiving expected service business for nuclear plant maintenance and a sizable foreign nuclear valve order filled in 1991. Despite relatively level sales, 1992 operating earnings for the Flow Control and Marine segment improved 44% from earnings achieved in 1991. Earnings for 1992 benefitted from an improved product mix, improved overhead absorption and continued cost containment efforts.

OTHER REVENUES AND COSTS:

    Other revenue for 1993 totaled $11.4 million, compared with other revenue of $13.4 million recorded in 1992. The decline reflects interest income, amounting to $2.0 million, received during 1992 in connection with refunds of Federal and State income taxes previously paid on long-term contracts. Other revenue for 1992 was 13% higher than other revenue reported for 1991, also reflecting the above mentioned tax refunds received in 1992. Rental income improved slightly in 1993 after having declined $1.0 million in 1992 compared with 1991. The decline in rental income, comparing 1992 with 1991, was primarily due to lower occupancy levels at the Corporation's Wood-Ridge New Jersey business Complex during the first half of 1992. Occupancy at the complex returned to 80% of capacity by September 1992, from its low point of 67% in March 1992. Revenue generated by our portfolio of short-term investments in 1993 maintained levels consistent with 1992 and 1991.

                                                                      12.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

    Product, engineering and selling costs incurred by our operating segments declined 9% and 6%, respectively, in 1993 and 1992, from costs incurred in the prior year. The decline in costs generally reflects cost containment efforts and lower sales volumes. Product and engineering costs reflect charges of $1.6 million and $2.2 million in 1993 and 1992, respectively, for non-recoverable costs on long-term contracts and associated new program development costs. General and administrative expenses for 1993 were slightly higher when compared with 1992, but are 5% lower in comparison to 1991. Included in general and administrative expenses for 1993 is the effect of net periodic costs related to new accounting rules for non-pension postretirement benefits. These additional costs amounted to $1.0 million, compared with actual claims paid in 1992 and 1991 of $.5 million. General and administrative expenses for the Corporation reflect the benefits derived from its overfunded pension plans, as detailed in
Note 16. Income generated by the overfunded pension plans reduced operating expenses by $3.0 million in 1993, as compared to $3.7 million and $3.3 million recognized in 1992 and 1991, respectively. Expenses for 1991 had been reduced by the recognition of a $2.1 million refund received in connection with previously satisfied employee life insurance obligations.

    The Corporation's provision for income taxes in 1993 includes a valuation allowance under SFAS No. 109 which added an additional $3.6 million to taxes for the year, as previously discussed under cumulative effect of accounting changes. The tax provision in 1993 also includes an adjustment to the Corporation's deferred tax items in response to the Omnibus Budget Reconciliation Act of 1993 (OBRA '93). The change to a 35% rate resulted in an additional charge to earnings of $.5 million for 1993. Taxes applicable to 1992 were based on the prior U. S. Federal statutory rate of 34% and had been reduced, in comparison to 1991, by tax benefits available from the utilization of a capital loss carryforward for capital-gain income generated by sales of short-term investments. Also reducing the Corporation's 1992 tax provision were tax benefits derived from the income tax refunds received in 1992. These benefits, amounting to $.7 million, were the result of higher statutory federal income tax rates in effect at the time the taxes were originally paid.

OUTLOOK:

    The Corporation announced on January 21, 1993, its intention to pursue the sale of its Flight Systems and Metal Improvement Company subsidiaries. On July 28, 1993, the Corporation announced the termination of the process of exploring the possible sale of its Flight Systems Group, and on October 20, 1993, a similar announcement was made for the Metal Improvement Company. Offers received by the Corporation for both business units were, in the opinion of the Corporation, overly discounted for the anticipated worsening of the depressed conditions in the commercial and military aerospace markets and the related disappointing financial performance in 1993. The Corporation believes that greater value can be obtained by continuing to operate both of these business units than by selling them.

                                                                      13.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

    As  indicated above, the  Corporation is subject  to cutbacks in  the U. S.
Government's defense budget, a general slow-down in the commercial aerospace industry and stagnant economic conditions worldwide. All of these factors have had an adverse impact on the Corporation's 1993 performance, and a substantial improvement is not expected in the near term.

CHANGES IN FINANCIAL CONDITION:

LIQUIDITY AND CAPITAL RESOURCES:

    The Corporation continued to strengthen its financial position in 1993. Working capital at December 31, 1993, amounted to $92.7 million, a 7% increase over working capital of $86.3 million at December 31, 1992. However, the ratio of current assets to current liabilities at December 31, 1993 declined slightly to 3.1 to 1 from 3.3 to 1 at December 31, 1992.

    The increase in working capital is a result of increases in cash and invested funds generated from operations, which total $75.2 million at December 31, 1993, compared with $67.5 million at December 31, 1992. The 1993 amount was reduced by $8.9 million early in 1994 as a result of the settlement of the Target Rock litigation. (See Note 10.)

    At December 31, 1993 the Corporation had a current deferred-tax asset of $8.9 million, $5.4 million higher than at the end of 1992. This increase reflects the tax benefits expected from the current provisions for environmental costs, restructuring costs and legal matters established in 1993. The increase in current deferred taxes was offset partially by a $5.1 million decrease in taxes payable for 1993 from December 31, 1992, primarily reflecting the lower level of pre-tax earnings recorded by the Corporation in 1993. Also impacting working capital at year-end 1993 was a decline in inventory balances from year-end 1992. The reduction to inventory occurred primarily in the raw materials and work in process inventories as a result of the combined effect of lower sales volume and management's emphasis on improving inventory turnover, cost containment efforts and 'just in time' programs.

    During 1993 the Corporation retired outstanding debt of $3.5 million through the prepayment of industrial revenue bonds and a mortgage note. In 1992 the Corporation repaid $7.5 million in long-term debt through the early extinguishment of industrial revenue bonds. The Corporation's total outstanding debt at year-end 1993 represented only 10% of total stockholders equity, compared with 12% at December 31, 1992.

    The Corporation also continues to maintain a $45.0 million revolving credit agreement established in 1991. During 1993 an $18.8 million standby letter of credit, which had been issued against this revolving credit agreement in connection with the continuing Wood-Ridge environmental cleanup program, was canceled. The Corporation met the prescribed standards of financial responsibility under a newly enacted New Jersey Industrial Site Recovery Act and was relieved of the letter-of-credit requirement. The maximum available credit unused at December 31, 1993, improved to $28.1 million from $17.4 million at December 31, 1992.

                                                                      14.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- (CONTINUED)

    Capital expenditures were $4.9 million in 1993, down 27% from 1992 levels and 35% from capital expenditures in 1991. Actual expenditures related
primarily to  replacement equipment  and  building   maintenance.   Aerospace-
related expenditures accounted for $2.6 million, more than 50% of the total spent in 1993. The Corporation anticipates increasing capital expenditures in 1994 to approximately $11.6 million. Projected expenditures for 1994 are expected to consist primarily of machinery for new and existing programs within the Aerospace segment. At December 31, 1993, the Corporation had committed approximately $1.3 million for future expenditures, primarily for machinery and equipment to be used in its operating segments.

    Cash generated from operations is considered to be adequate to meet the Corporation's overall cash requirements for the coming year, including normal dividends, planned capital expenditures, expenditures for environmental programs and other current liabilities.

CHANGES IN ACCOUNTING STANDARDS FOR 1994:

    The Financial Accounting Standards Board has issued two new accounting standards not yet adopted by the Corporation. Statement No. 112, 'Employers' Accounting for Postemployment Benefits' is discussed in Note 16, and Statement No. 115, 'Accounting for Certain Investments in Debt and Equity Securities' is discussed in Note 22. Both of these new standards will be adopted effective January 1, 1994, but are not expected to have a material effect on the Corporation's financial condition or results of operations for the coming year.


                                                                      15.

                  CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                         FOR THE YEARS ENDED DECEMBER 31,
                                                                                         --------------------------------
(In thousands except per share data)                                                       1993        1992        1991

REVENUES:
     Sales......................................................................         $158,864    $179,737    $191,250
     Rentals and gains (losses) on sales of real estate and equipment.................      8,101       7,744       9,082
     Interest, dividends and gains (losses) on short-term investments, net............      2,783       4,291       2,365
     Other income, net................................................................        516       1,316         383
                                                                                         --------    --------    --------
          Total revenues..............................................................    170,264     193,088     203,080
                                                                                         --------    --------    --------
COSTS AND EXPENSES:
     Product and engineering..........................................................    112,552     122,981     130,750
     Selling and service..............................................................      6,055       7,038       7,024
     Administrative and general.......................................................     27,784      27,275      29,267
     Litigation settlement costs......................................................     13,915
     Environmental remediation costs..................................................      4,472       1,813         986
     Restructuring charges............................................................      3,626
     Interest.........................................................................        530       1,264       1,580
                                                                                         --------    --------    --------
          Total costs and expenses....................................................    168,934     160,371     169,607
                                                                                         --------    --------    --------
Earnings before income taxes and cumulative effect of changes in accounting
  principles..........................................................................      1,330      32,717      33,473
Provision for income taxes............................................................      4,282      11,030      12,220
                                                                                         --------    --------    --------
Earnings (loss) before cumulative effect of changes in accounting principles..........     (2,952)     21,687      21,253
Cumulative effect of changes in accounting principles (net of applicable taxes).......     (2,671)
                                                                                         --------    --------    --------
          Net earnings (loss).........................................................   $ (5,623)   $ 21,687    $ 21,253
                                                                                         ========    ========    ========

NET EARNINGS PER COMMON SHARE:
     Earnings (loss) before cumulative effect of changes in accounting principles.....     $ (.58)      $4.29       $4.21
     Cumulative effect of changes in accounting principles............................       (.53)
                                                                                         --------    --------    --------
     Net earnings (loss) per common share.............................................     $(1.11)      $4.29       $4.21
                                                                                         ========    ========    ========

                See notes to consolidated financial statements.

                                                                      16.

                  CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                            DECEMBER 31,
                                                                        --------------------
(In thousands)                                                            1993        1992
                                               ASSETS
Current assets:
     Cash and cash equivalents.......................................   $ 20,349    $ 28,134
     Short-term investments..........................................     54,811      39,373
     Receivables, net................................................     27,333      27,327
     Income taxes refundable.........................................        255
     Deferred tax asset..............................................      8,882       3,494
     Inventories.....................................................     22,455      23,667
     Other current assets............................................      2,142       2,109
                                                                        --------    --------
          Total current assets.......................................    136,227     124,104
                                                                        --------    --------
Property, plant and equipment, at cost:
     Land............................................................      4,994       4,931
     Buildings and improvements......................................     79,374      78,086
     Machinery, equipment and other..................................    124,423     126,135
                                                                        --------    --------
                                                                         208,791     209,152
          Less, accumulated depreciation.............................    137,361     129,521
                                                                        --------    --------
Property, plant and equipment, net...................................     71,430      79,631
Prepaid pension costs................................................     24,062      20,876
Other assets.........................................................      5,228      14,287
                                                                        --------    --------
          Total assets...............................................   $236,947    $238,898
                                                                        ========    ========


                                                                      17.

                  CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                            LIABILITIES
Current liabilities:
  Current portion of long-term debt..................................   $    124    $  2,542
  Accounts payable...................................................      3,810       4,276
  Accrued expenses...................................................     11,180      12,263
  Income taxes payable...............................................                  4,870
  Other current liabilities..........................................     28,401      13,811
                                                                        --------    --------
  Total current liabilities..........................................     43,515      37,762
                                                                        --------    --------
Long-term debt.......................................................     14,426      16,266
Deferred income taxes................................................      6,354       9,547
Accrued postretirement benefit costs.................................     10,376
Other liabilities....................................................     18,045      20,119
                                                                        --------    --------
  Total liabilities..................................................     92,716      83,694
                                                                        --------    --------
Contingencies and Commitments (Notes 9, 10, 11 & 19)

                                        STOCKHOLDERS' EQUITY

Common stock, $1 par value, 10,000,000 shares issued
 (outstanding shares 5,060,743 for 1993 and 1992.....................     10,000      10,000
Capital surplus......................................................     57,172      57,062
Retained earnings....................................................    261,356     272,038
Unearned portion of restricted stock.................................        (87)       (317)
Equity adjustments from foreign currency translation.................     (1,862)     (1,231)
                                                                        --------    --------
                                                                         326,579     337,552
   Less, treasury stock at cost
      (4,939,257 shares for 1993 and 1992)...........................    182,348     182,348
                                                                        --------    --------
  Total stockholders' equity.........................................    144,231     155,204
                                                                        --------    --------
  Total liabilities and stockholders' equity.........................   $236,947    $238,898
                                                                        ========    ========

                See notes to consolidated financial statements.

                                                                      18.

                  CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    FOR THE YEARS ENDED DECEMBER 31,
(In thousands)                                                        1993        1992        1991
                                                                    --------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)..............................................   $ (5,623)   $ 21,687    $ 21,253
Adjustments to reconcile net earnings to net cash provided
  by operating activities:
     Cumulative effect of changes in accounting principles.......      2,671
     Litigation settlement costs.................................     13,915
     Depreciation and amortization...............................     11,483      11,919      12,153
     Net (gains) losses on sales of real estate and equipment....        249         265         (87)
     Net (gains) losses on short-term investments................       (772)     (2,112)     (1,354)
     Deferred taxes..............................................     (1,502)     (3,793)      2,492
     Changes in operating assets and liabilities:
          Decrease in receivables................................      1,072       7,006      10,026
          (Increase) decrease in non-current retainages..........        889        (117)       (612)
          Decrease in inventories................................      2,526       8,307       7,030
          Decrease in progress payments..........................     (2,640)     (4,640)     (6,584)
          Decrease in accounts payable and accrued expenses......     (1,549)     (5,135)        (67)
          Increase (decrease) in income taxes payable............     (5,125)      3,426         998
          (Increase) decrease in other assets....................     (2,836)     (4,505)      7,814
          Increase (decrease) in other liabilities...............      8,224       1,076     (12,504)
          Other, net.............................................        510        (741)        547
                                                                    --------    --------    --------
     Total adjustments...........................................     27,115      10,956      19,852
                                                                    --------    --------    --------
     Net cash provided by operating activities...................     21,492      32,643      41,105
                                                                    --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of real estate and equipment..................        583       2,115       1,024
Additions to property, plant and equipment.......................     (4,914)     (6,752)     (7,529)
Proceeds from sales of short-term investments....................    140,212     643,951     218,488
Purchases of short-term investments..............................   (155,841)   (633,712)   (264,500)
                                                                    --------    --------    --------
     Net cash provided (used) by investing activities............    (19,960)      5,602     (52,517)
                                                                    --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on short-term borrowings................................                             (3,000)
Decrease in non-current restricted cash..........................                              9,412
Proceeds from long-term borrowings...............................                  4,047
Principal payments on long-term debt.............................     (4,258)    (12,540)     (1,098)
Dividends paid...................................................     (5,059)     (5,059)     (5,050)
Exercise of stock options........................................                                290
                                                                    --------    --------    --------
     Net cash provided (used) by financing activities............     (9,317)    (13,552)        554
                                                                    --------    --------    --------
Net increase (decrease) in cash and cash equivalents.............     (7,785)     24,693     (10,858)
Cash and cash equivalents at beginning of year...................     28,134       3,441      14,299
                                                                    --------    --------    --------
Cash and cash equivalents at end of year.........................   $ 20,349    $ 28,134    $  3,441
                                                                    ========    ========    ========

                See notes to consolidated financial statements.

                                                                      19.

                  CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                           EQUITY
                                           COMMON STOCK                       UNEARNED  ADJUSTMENTS  TREASURY
                                         ------------------                  PORTION OF FROM FOREIGN   STOCK
                                           SHARES           CAPITAL RETAINED RESTRICTED   CURRENCY   -------------------
(In thousands of dollars)                  ISSUED   AMOUNT  SURPLUS EARNINGS   STOCK    TRANSLATION   SHARES  AMOUNT
December 31, 1990....................... 10,000,000 $10,000 $57,510 $239,207  $ (1,187)   $    877   4,957,224  $183,174
Net earnings.............................                             21,253
Common dividends.........................                             (5,050)
Exchange of common shares for restricted
  stock..................................                                                                6,543       204
Exercise of restricted stock options.....                      (420)              (398)                (25,565)   (1,082)
Repurchase of common shares..............                         9                  6                     605        27
Amortization of earned portion of
  restricted stock.......................                                          724
Translation adjustments, net.............                                                     (101)
                                         ---------- ------- ------- -------- ---------- ------------ ---------  --------
December 31, 1991........................10,000,000 $10,000 $57,099 $255,410  $   (855)   $    776   4,938,807  $182,323
Net earnings.............................                             21,687
Common dividends.........................                             (5,059)
Repurchase of common shares..............                         9                  4                     450        25
Amortization of earned portion of
  restricted stock.......................                       (46)               534
Translation adjustments, net.............                                                   (2,007)
                                         ---------- ------- ------- -------- ---------- ------------ ---------  --------
December 31, 1992........................10,000,000 $10,000 $57,062 $272,038  $   (317)   $ (1,231)  4,939,257  $182,348
Net earnings (loss)......................                             (5,623)
Common dividends.........................                             (5,059)
Amortization of earned portion of
  restricted stock.......................                       110                230
Translation adjustments, net.............                                                     (631)
                                         ---------- ------- ------- -------- ---------- ------------ ---------  --------
December 31, 1993........................10,000,000 $10,000 $57,172 $261,356  $    (87)   $ (1,862)  4,939,257  $182,348
                                         ========== ======= ======= ======== ========== ============ =========  ========

                See notes to consolidated financial statements.

                                                                      20.

                  CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.
- ----------------------------------------------
A. PRINCIPLES OF CONSOLIDATION.
   The financial statements present the consolidated accounts of Curtiss-Wright Corporation and all majority owned subsidiaries (the Corporation), after elimination of all significant inter-company transactions and accounts.

B. CASH EQUIVALENTS.
    Cash equivalents consist of time deposits, certain money market funds, commercial paper and other investments that are readily convertible into cash, all with maturity dates of three months or less.

C. PROGRESS PAYMENTS.
    Progress payments received under U. S. Government prime contracts and subcontracts have been deducted from receivables and inventories as disclosed in the appropriate following notes.

    With respect to such contracts, the government has a lien on all materials and work in process to the extent of progress payments.

D. REVENUE RECOGNITION.
    The Corporation records sales and related profits within its Aerospace and Industrial segments, as units are shipped or as services are rendered. Sales and estimated profits under long-term military contracts within the Flow Control and Marine segment are recognized under the percentage of completion method of accounting. Profits are recorded pro rata, based upon current estimates of direct and indirect manufacturing and engineering costs to complete such contracts.

    Losses on contracts are provided for in the period in which the loss becomes determinable. Revisions in profit estimates are reflected on a cumulative basis in the period in which the basis for such revisions become known.

    In accordance with industry practice, inventoried costs contain amounts relating to contracts and programs with long production cycles, a portion of which will not be realized within one year.

E. PROPERTY, PLANT AND EQUIPMENT.
   Property, plant  and  equipment are  carried  at cost.  Major  renewals and
betterments are  added  to  the   fixed  asset  accounts  while   replacements,
maintenance and repairs that do not improve or extend the life of the assets
are expensed in the period they occur. Depreciation   and   amortization   are
computed using principally the straight-line method based upon the estimated useful lives of the respective assets.

F. INCOME TAXES.
   Current provisions for income taxes consist of federal, foreign, state and local income taxes and include deferred tax provisions and the benefits of loss carryforwards, where applicable.

    The Corporation currently accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, 'Accounting for Income Taxes'(SFAS No. 109), which was adopted on January 1, 1993. Information related to this adoption appears in Note 7. For years prior to 1993, income taxes were accounted for in accordance with Statement of Financial Accounting Standards No. 96, 'Accounting for Income Taxes.'
                                                                      21.

G. FINANCIAL INSTRUMENTS AND CREDIT RISK.
Financial Instruments.
    The financial instruments with which the Corporation is involved are primarily of a traditional nature. The Corporation's cash equivalents are invested in high quality commercial paper, certificates of deposit and money market mutual funds. Short-term investments are invested in money market preferred stocks, common equity securities and investment grade debt instruments. The Corporation also periodically enters into futures and option contracts to hedge its exposure to foreign currency fluctuations on firm commitments relating to operating activities. Recognized gains and losses on hedge contracts are reported as a component of the related transaction. Information on fair values is presented for short-term investments and long-term debt in the associated notes which follow.

Credit Risk.
    Credit risk is generally diversified due to the large number of entities comprising the Corporation's customer base and their geographic dispersion. The largest single customer represents 10% of the total outstanding billed receivables at December 31, 1993. The Corporation performs ongoing credit evaluation of its customers and establishes appropriate allowances for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information.

H. EARNINGS PER SHARE.
    Earnings per share were computed by dividing the applicable amount of earnings by the weighted average number of common shares outstanding during each year (5,061,000 shares in 1993 and 1992, and 5,047,000 shares in 1991).
The assumed exercise of outstanding stock options for 1993 is not presented due to its anti-dilutive effect.

2. SHORT-TERM INVESTMENTS.
- --------------------------
    Short-term investments  consist   of  marketable   equity  and   non-equity
securities carried at the aggregate of lower of cost or market value.
The market values of all investments are based on quoted market prices for these investments. Net realized gains and losses are determined on the specific identification cost basis. The net change in the investment valuation allowance used in the determination of net earnings is the result of changes in the difference between aggregate cost and market value of items still held as marketable securities at December 31 of the respective periods.
                                          1993                     1992
                                   -------------------     --------------------
(In thousands)                      COST       MARKET       COST        MARKET
Marketable securities              $54,811     $54,869     $39,373     $ 40,172
                                   =======     =======     =======     ========
Investment Income consists of:                   1993       1992         1991
Net realized gains on the sale                  ------     ------       ------
 of marketable securities                       $  772     $2,112       $1,289
Interest & dividend income, net                  2,011        206        1,011
Net change in investment valuation allowance
 used in the determination of net earnings                                  65
                                                ------     ------       ------
Total investment income, net                     2,783      2,318        2,365
Interest on tax refunds                                     1,973
                                                ------     ------       ------
Interest, dividends and gains/(losses) on
 sales of short-term investments, net           $2,783     $4,291       $2,365
                                                ======     ======       ======

                                                                      22.

                  CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3. RECEIVABLES.
- ---------------
    Receivables at December 31 include amounts billed to customers and unbilled charges on long-term contracts consisting of amounts recognized as sales but not billed. Substantially all amounts of unbilled receivables are expected to be billed and collected in the subsequent year. The composition of receivables is as follows:

(In thousands)                                                1993       1992
                                                            -------    -------
U.S. Government receivables                                 $ 4,581    $ 5,869
Less: progress payments applied                               4,108      3,749
                                                            -------    -------
Net U. S. Government receivables                                473      2,120
                                                            -------    -------
Recoverable costs and estimated earnings  not billed         20,265     21,467
Less: progress payments applied                              12,935     14,619
                                                            -------    -------
Unbilled charges on long-term contracts                       7,330      6,848
                                                            -------    -------
Commercial and other receivables                             20,423     19,337
Allowance for doubtful accounts                                (893)      (978)
                                                            -------    -------
Net receivables                                             $27,333    $27,327
                                                            =======    =======

4. INVENTORIES.
- ---------------
    Inventories are valued at the lower of cost (principally average cost) or market. The composition of inventories is as follows:

(In thousands)                                                1993       1992
                                                            -------    -------
Raw material                                                $ 5,626    $ 6,688
Work-in-process                                               7,905      9,925
Finished goods                                                2,385      2,354
Inventoried costs related to U. S. Government and
  other long-term contracts                                   9,224      8,699
                                                            -------    -------
Gross inventories                                            25,140     27,666
Less: progress payments applied, principally related
  to long-term contracts                                      2,685      3,999
                                                            -------    -------
Net inventories                                             $22,455    $23,667
                                                            =======    =======

                                                                        23.

                  CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5. OTHER ASSETS.
- ----------------
    Included in other assets at December 31, 1992, were retainages of $8,191,000 being withheld by customers in connection with a pending litigation, of which $8,035,000 have been used to offset an agreed settlement as discussed in Note 10. Other retainages held by customers until work is complete and customer acceptance is obtained have been reclassified to current receivables. Other assets at December 31 consist of the following:

(In thousands)                                                1993        1992
                                                             ------      ------
Retainages                                                              $ 8,924
Property not used in operations, net                        $ 4,432       4,523
All other                                                       796         840
                                                             -------     ------
Total other assets                                          $ 5,228     $14,287
                                                             =======     ======

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES.
- --------------------------------------------------
 Accrued expenses at December 31 consist of the following:

(In thousands)                                                1993       1992
                                                             -------    -------
Accrued compensation                                         $ 3,275    $ 3,189
Accrued taxes other than income taxes                            738        624
Accrued insurance                                              1,860      2,648
All other                                                      5,307      5,802
                                                             -------    -------
Total accrued expenses                                       $11,180    $12,263
                                                            ========    =======
 Other current liabilities at December 31 consist of the following:

(In thousands)                                                 1993       1992
                                                              ------     ------
Current portion of environmental reserves                    $ 6,980    $ 4,995
Anticipated losses on long-term contracts                      2,878      2,173
Litigation settlement                                          8,880
Other litigation reserves                                      3,254      3,050
Plant shutdown reserves                                        4,043        438
All other                                                      2,366      3,155
                                                             -------    -------
Total other current liabilities                              $28,401    $13,811
                                                             =======    =======

                                                                         24.

                  CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

7. INCOME TAXES.
- ----------------
 Effective January 1, 1993, the Corporation adopted the provisions of SFAS No. 109, 'Accounting for Income Taxes,' which requires the use of the liability method of accounting for deferred taxes. This adoption resulted in the recognition, in the first quarter, of a cumulative net tax benefit of $3,764,000 or $.74 per share, primarily from the utilization of its capital loss
carryforward.  As permitted  under  the  new  rules,  prior  years'   financial
statements have not been restated. Accordingly, amounts shown in 1992 and 1991 reflect income tax accounting under SFAS No. 96.

  In the fourth quarter, and given the events and circumstances of 1993, management has reassessed the likelihood of realization of future capital gain income and recorded a valuation allowance of $5,861,000 to offset the existing deferred tax asset, including $2,275,000 for the deferred tax benefit of additional capital loss carryforwards identified in the fourth quarter. For tax purposes the Corporation had available, at December 31, 1993, net capital loss carryforwards of $12,806,000 and $3,940,000 that will expire on December 31, 1995 and December 31, 1997, respectively, if not used.

    Earnings before income taxes for domestic and foreign operations are:

(In thousands)                        1993        1992        1991
                                     -------     -------     -------
Domestic                             $(1,639)    $28,246     $26,899
Foreign                                2,969       4,471       6,574
                                     -------     -------     -------
Total                                $ 1,330     $32,717     $33,473
                                     =======     =======     =======

    The provisions for taxes on earnings before cumulative effect of changes in accounting principles consist of:

(In thousands)                                1993        1992        1991
                                             -------     -------     -------
Federal income taxes currently payable       $ 3,100     $11,367     $ 5,576
Foreign income taxes currently payable         1,035       1,531       2,649
St. & local income taxes currently payable     1,411       1,925       1,503
Deferred income taxes                         (5,303)     (3,130)      2,492
Adj. for deferred tax liability rate change      453        (663)
Federal income tax on net capital gains          367         998         472
Utilization of capital loss carryforward        (367)       (998)       (472)
Valuation allowance                            3,586
                                             -------     -------     -------
                                             $ 4,282     $11,030     $12,220
                                             =======     =======     =======

                                                                       25.

                  CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

   The rates used in computing the provision for federal income taxes vary from the U. S. Federal statutory tax rate principally due to the following:

                                                    1993      1992     1991
                                                   -------   -------  -------
U. S. Federal statutory tax rate                    35.0%     34.0%     34.0%
Add (deduct):
Utilization of capital loss carryforward           (78.8)     (3.6)     (1.4)
Dividends received deduction                       (85.9)      (.3)
Increase (decrease) in deferred tax liability
 for change in tax rate                             34.0      (2.0)
State and local taxes                              106.1       5.9       3.0
All other                                           41.9       (.3)       .9
Valuation allowance                                269.7
                                                  -------     ----    -------
                                                   322.0%     33.7%     36.5%
                                                  =======    ======   =======
    The components of the Corporation's deferred tax assets and liabilities at December 31 are as follows:

(In thousands)                                     1993      1992
Deferred tax assets:                             -------   -------
Environmental cleanup                            $ 8,688   $ 6,392
Post retirement benefits                           3,632
Inventory                                          1,665     1,412
Facility closing costs                             1,290        78
Legal matters                                      1,190     1,530
Insurance refund                                             1,020
Other                                              4,460     5,330
Net capital losses and tax carryforward            5,861
                                                 -------   -------
Total deferred tax assets                         26,786    15,762
                                                 -------   -------
Deferred tax liabilities:
Depreciation                                       7,733     8,567
Pension                                            8,414     7,090
U.S. Government holdbacks                                    3,210
Contracts in progress                              1,030     1,517
Other                                              1,220     1,431
                                                 -------   -------
Total deferred tax liabilities                    18,397    21,815
                                                 -------   -------
Deferred tax asset valuation allowance            (5,861)
                                                 -------   -------
Net deferred tax liabilities (assets)            $(2,528)  $ 6,053
                                                 =======   =======
    Deferred tax assets and liabilities are reflected on the Corporation's consolidated balance sheets as follows:
(In thousands)                                     1993      1992

Current deferred taxes                           $(8,882)  $(3,494)
Non-current deferred taxes                         6,354     9,547
                                                 -------   -------
                                                 $(2,528)  $ 6,053
                                                 =======   =======
                                                                      26.

                  CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

    Income tax payments of $10,491,000 were made in 1993, $18,100,000 in  1992, and $8,800,000 in 1991.

    At December 31, 1993, the balance of undistributed earnings of foreign subsidiaries was $598,842. It is presumed that ultimately these earnings will be distributed to the Corporation. The tax effect of this presumption was determined by assuming that these earnings were remitted to the Corporation in the current period and that the Corporation received the benefit of all available tax planning alternatives and available tax credits and deductions. Under these two assumptions, no Federal income tax provision was required.

8. LONG-TERM DEBT
- -----------------
(In thousands)                                           1993        1992
                                                        -------     -------
Industrial Revenue Bonds and Notes-principal and
 interest payments due from 1994 to 2007.
 Weighted average interest rate is 2.52% and 4.4%
 per annum for 1993 and 1992, respectively              $14,550     $18,003
Mortgage Note without recourse to the Corporation.
 Weighted average interest rate was 9.4% per annum
 for 1992                                                               805
                                                        -------     -------
                                                         14,550      18,808
Less, portion due within one year                           124       2,542
                                                        -------     -------
                                                        $14,426     $16,266
                                                        =======     =======

    Aggregate maturities of long-term debt are as follows:
(In thousands)

1994                                                     $  124
1995                                                      5,379
1996                                                          0
1997                                                          0
1998                                                          0
1999 and subsequent                                       9,047

   The Corporation retired approximately $2,686,000 in industrial revenue bonds and a mortgage note of $805,000 in 1993. The Corporation had redeemed approximately $7,500,000 in industrial revenue bonds in 1992. The fair value of the Corporation's long-term debt approximates its carrying value at December 31, 1993. Interest payments of approximately $573,000, $1,429,000 and $1,623,000 were made in 1993, 1992 and 1991, respectively.

                                                                       27.

                  CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9. CREDIT AGREEMENTS.
- ---------------------
    On October 29, 1991 the Corporation entered into a Revolving Credit Agreement, under the terms of which four banks committed a maximum of $45,000,000 to the Corporation for cash borrowings and letters of credit. The unused credit available under this facility at December 31, 1993 was $28,100,000. No cash borrowings were outstanding at December 31, 1993 or December 31, 1992. The commitments made under the Revolving Credit Agreement expire in October 1995, but may be extended annually for successive one year periods with the consent of the banks. The Corporation is required under this Agreement to maintain certain financial ratios, and meet certain net worth and indebtedness tests for which the Corporation is in compliance. Under the provisions of the Revolving Credit Agreement, retained earnings of $36,103,000 were available for cash dividends and stock acquisitions at December 31, 1993.

   At December 31, 1993 substantially all of the industrial revenue bond issues are collateralized by real estate, machinery and equipment. Certain of these issues are supported by letters of credit which total approximately $13,400,000. The Corporation has various other letters of credit outside the Revolving Credit Agreement totaling approximately $437,000.

10. LEGAL MATTERS.
- ------------------
    On January 14, 1994 Curtiss-Wright announced that its wholly-owned subsidiary, Target Rock Corporation, had agreed to pay (and subsequently has paid) $17,500,000 to settle a 1990 law suit initiated by the U.S. Government in the U.S. District Court for the Eastern District of New York. The suit asserted claims totalling approximately $114,000,000 under the False Claims Act and at common law in connection with embezzlements from Target Rock by certain former employees and alleged mischarging of labor hours to Government subcontracts by those former employees.

   The sum to be paid to the Government was offset by $8,035,000 of Target Rock receivables, the payment of which had been withheld by a customer at the direction of the Government. These retainages had been carried on Curtiss-Wright's consolidated balance sheet as 'other assets.' (See Note 5.) The cash portion of the settlement amounted to $8,880,000 and is included in 'other current liabilities' at December 31, 1993. (See Note 6.) The settlement, net of a small credit previously applied and applicable tax benefits, reduced consolidated net earnings for the fourth quarter and the full year of 1993 by $8,600,00 or $1.70 per share.

                                                                       28.

                  CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11. CONTINGENCIES.
- ------------------
    The Corporation is defending a class action instituted in the United States District Court for the District of New Jersey by the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America and its Locals 300 and 699 (collectively the 'Union'), and five former employees of the Corporation. The Union alleges that the Corporation's termination of medical benefits to retirees of the Wood-Ridge facility constituted a breach of its collective bargaining agreement. The individual plaintiffs, representing union employees as a class, allege that the termination of their benefits was contrary to the terms of the plan and in breach of alleged written and oral promises to provide them with benefits for life. The Corporation denies the substantive allegations of plaintiffs' claims. Summary judgment motions by both parties have been denied and the case is scheduled for trial on April 12, 1994. Management believes, based upon the advice of counsel, that the ultimate resolution of this matter will not have a material adverse effect on the Corporation's results of operations or financial position.

12. CAPITAL STOCK AND STOCK OPTIONS.
- ------------------------------------
    The Corporation has authorized 650,000 shares of $1 par value preferred stock (none issued), and 12,500,000 shares of $1 par value common stock.

    Restricted Stock Purchase Plan: Under a Restricted Stock Purchase Plan approved by the stockholders in 1989, 400,000 shares of common stock were reserved for sale until December 31, 1998 to selected key employees. No options were granted under this Plan in 1993 or 1992. Information regarding this Plan is as follows:

(Number of shares)                              1993        1992        1991
                                              -------     -------     -------
Shares available beginning of year            331,835     331,385     351,345
Options:
Outstanding -- January 1
Granted                                                                22,750
Exercised                                                              20,565
Expired unexercised                                                     2,185
Outstanding, December 31
Exercisable, December 31
Shares repurchased                                            450         605
Shares available end of year                  331,835     331,835     331,385

    Options were granted in 1991 at $15.56 per share representing 50% of the market value on the date of grant.

                                                                       29.

                  CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

    Other Restricted Stock: During 1991, the Corporation issued options to purchase 5,000 shares of restricted common stock at a price of $15.56 per share (50% of the market value at the date of grant), to its Chairman and former President, Shirley D. Brinsfield, all of which were exercised.

    Stock Option Plan: Under the 1985 Stock Option Plan as amended November 16, 1993, there are 175,000 shares of common stock reserved in treasury, until February 13, 1995, for issuance to key employees. The Corporation granted non-qualified stock options in 1993 to certain key employees to purchase 43,400 shares of common stock at a price of $32.44 per share, the market price on the date of grant. The options expire ten years after the date of grant, and are exercisable as follows:

    Up to one-third of the grant after one full year, up to two-thirds of the grant after two full years and in full three years from the date of grant. As of December 31, 1993, all options were outstanding but not exercisable under the terms of the current plan.

13. ENVIRONMENTAL COSTS.
- ------------------------
    In 1990 the Corporation recorded a provision of $21,000,000 for the estimated future costs of an environmental cleanup at its Wood-Ridge, New Jersey property. During 1993 cleanup activities at the location continued with a number of areas and tasks being completed. The final cleanup plan for the soil contamination at the site was approved by the New Jersey Department of Environmental Protection and Energy (NJDEPE). Remediation of the soil will begin in 1994 and should continue for approximately 5 years. The NJDEPE has also approved the plan submitted for the groundwater cleanup conditional on submission of an acceptable system design. The remaining accrued cost of the Wood-Ridge cleanup is $19,626,000 at December 31, 1993, with $3,000,000 in expected expenditures for 1994. The Corporation during 1993 incurred expenses of $356,000, and $622,000 and $719,000, respectively, in 1992 and 1991 for engineering, evaluation and consulting efforts on this site.

    The Corporation is subject to federal, state and local laws and regulations concerning the environment and is currently participating in administrative or court proceedings involving a number of other sites under these laws, usually as a participant in an industry group of Potentially Responsible Parties ('PRP'). A few of these proceedings are at an early stage, where it is impossible to estimate with any certainty the total cost of remediation, the timing and extent of remedial actions which may be required by governmental authorities and the amount of the liability, if any, of the Corporation alone or in relation to that of any other PRP. When it is possible to make a reasonable estimate of the Corporation's liability with respect to such a matter, a provision is made as appropriate. The Corporation also has been seeking to establish insurance coverage with respect to many of these matters, in some cases through litigation initiated against certain insurance carriers.

    During 1993 the events described in the following paragraphs brought the Corporation to the decision to record additional provisions for the environmental sites referred to. In each of these matters, the Corporation's involvement relates to activity decades ago that was in conformity with the laws then in effect.

                                                                       30.

                  CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

    The Corporation and a group of other PRP associated with the Sharkey Landfill Superfund Site in Parsippany, New Jersey completed an allocation process, have negotiated a tentative settlement of litigation pertaining to that site and expect shortly to enter into an Order on Consent documenting that settlement.

    The Corporation is one of a number of PRP who had been named as Respondents and one of eight such PRP that have agreed to comply with two 1993 Unilateral Administrative Orders that the Environmental Protection Agency issued, in connection with the Caldwell Trucking Company Superfund Site, Fairfield, Essex County, New Jersey.

    The Corporation and a group of other PRP associated with the Pfohl Brothers Landfill Site, Cheektowaga, Erie County, New York, entered into a Consent Order with the New York State Department of Environmental Conservation ('NYDEC') under the terms of this Order the PRP agreed to reimburse the NYDEC for a portion of its past costs, to undertake certain interim remedial measures and to relocate a number of residents in the immediate vicinity of the Landfill.

    The Corporation and a group of other PRP associated with the Chemsol, Inc. Superfund Site, Piscataway, Middlesex County, New Jersey, completed an interim, non-binding allocation of the costs of remediation and related expenses.

    Provisions of $3,787,000 and $1,000,000 were recorded for estimated future environmental costs in connection with these four matters for 1993 and 1992, respectively. In addition, the Corporation also incurred other remediation costs of $329,000, $177,000 and $267,000 in 1993, 1992 and 1991 respectively.
Actual costs incurred in future periods may vary from these estimates.

    Based on the facts presently known to the Corporation, management does not believe that the outcome of any one of these matters, if in excess of the amounts provided, will have a material adverse effect on the Corporation's results of operations or financial condition.

14. RESTRUCTURING CHARGES.
- --------------------------
    In the fourth quarter of 1993, the Corporation recorded restructuring charges of $3,626,000. Included in the provision is an anticipated loss of $1,182,000 on the sale of the Corporation's Buffalo Extrusion facility in New York. The agreement under which the sale was to have occurred expired without the buyers' obtaining suitable financing, and hence without the sale being consummated. However, the Corporation is continuing to pursue a possible sale of this unit. The Corporation has also provided for the costs of closing its Metal Improvement Company's Composites facility in Texas and for the consolidation of two East Coast shot peening facilities. The costs provided include employee separations, asset retirements and other related costs.

                                                                       31.

                  CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

15. RESEARCH AND DEVELOPMENT COSTS.
- -----------------------------------
    Research and development expenditures of the Corporation amounted to approximately $1,420,000, $1,626,000 and $2,354,000 in 1993, 1992 and 1991,
respectively. These expenditures were primarily for Corporation-sponsored activities.

16. POSTEMPLOYMENT BENEFITS.
- ----------------------------
    In November 1992, the Financial Accounting Standards Board issued Statement No. 112, 'Employers' Accounting for Postemployment Benefits' (SFAS No. 112). This statement establishes accounting standards for all types of benefits to former or inactive employees after employment but before retirement. Those benefits include such items as salary continuation, severance benefits and disability-related benefits. The Corporation will be required to recognize an obligation for these benefits under specific conditions concerning employees' services or when it is probable that an obligation has been incurred and the amount can be reasonably estimated. The impact of this statement is not expected to have a material effect on the Corporation's financial condition or results of operations upon its adoption, January 1, 1994.

17. POSTRETIREMENT BENEFITS.
- ----------------------------
    Effective January 1, 1993, the Corporation adopted the Statement of Financial Accounting Standards No. 106, 'Employers' Accounting for Postretirement Benefits Other than Pensions' (SFAS No. 106), which changed the Corporation's method of accounting for retiree health-care. The new standard requires benefits to be accrued over the employee's service period until the employee becomes fully eligible to receive benefits, assuming that the Corporation will continue these benefits indefinitely.

    The Corporation provides postretirement benefits, consisting only of health-care benefits, covering the majority of its employees. However, the benefits are not vested and as such are subject to modification or termination in whole or in part. The Corporation does not prefund its postretirement health-care benefits and expects to continue to fund these benefits on a pay-as-you-go basis. Previously, these benefits were expensed when cash payments were made. The actual payments made to provide certain non-vested health-care benefits for specific groups of retired employees totaled $358,000, $450,000 and $455,000 in 1993, 1992 and 1991, respectively.

    The effect of the adoption of SFAS No. 106 was a one-time recognition of the transition obligation of $9,750,000. Net expenses for the retiree health-benefit plans for 1993 included the following components:

                                                                       32.

                  CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(In thousands)
Service cost - benefits attributed to service during the period      $   282
Interest cost on accumulated postretirement-benefit obligation           702
Full transition obligation                                             9,750
                                                                     -------
Net periodic postretirement-benefit cost                             $10,734
                                                                     =======
    The following table sets forth the actuarial present value of benefit obligations and funded status at December 31, 1993, for the Corporation's domestic plans:

(In thousands)
Actuarial present value of benefit obligations:
Retirees                                                             $ 6,929
Actives fully eligible                                                 1,253
Other active                                                           1,863
                                                                     -------
Accumulated postretirement-benefit obligation                         10,045
Unrecognized net gain from past experience different from that
 assumed and from changes in assumptions                                 331
                                                                     -------
Accrued postretirement-benefit cost                                  $10,376
                                                                     =======

    The health-care cost trend used in determining the accumulated postretirement-benefit obligation was 11% grading down to 5.5% over 14 years. That assumption has a significant effect on the amounts reported. The effect of a 1% increase in health-care cost trends would result in an increase to the accumulated postretirement-benefit obligation as of December 31, 1993 of $1,034,000 and the service and its interest cost components of net periodic postretirement-benefit cost for the year then ended of $126,000.

    The weighted average discount rate used to develop domestic net periodic postretirement-benefit cost and the actuarial present value of accumulated benefit obligations was 6.5%.


                                                                      33.

                  CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

18. PENSION AND RETIREMENT PLANS.
- ---------------------------------
    The Corporation and its U. S. subsidiaries have contributory and noncontributory defined-benefit pension and retirement plans covering substantially all employees. Employees of foreign operations participate in various local plans.

    The contributory plans' benefits are generally based on length of service and on the highest five consecutive years' compensation during the last ten years of service prior to retirement. Benefit payments for employees covered under non-contributory provisions of the plans are based on fixed amounts for each year of service. Employees are eligible to participate in domestic plans at the time of employment and are vested after five years of service.

    The Corporation's funding policy is to provide stable contributions within the limits of deductibility under current tax regulations, thereby accumulating funds adequate to provide for all accrued benefits. At December 31, 1993 and 1992, all domestic plans are overfunded so that plan assets exceed accumulated benefit obligations.

    The Corporation had pension credits in 1993, 1992 and 1991 of $3,020,000, $3,738,000 and $3,287,000, respectively, for domestic plans and had foreign pension costs in 1993, 1992 and 1991 under defined contribution retirement plans of $170,000, $181,000 and $150,000, respectively. The funded status of the Corporation's domestic plans at December 31, 1993, and at December 31, 1992, are set forth in the following table:

(In thousands)                                             1993         1992
Actuarial present value of benefit
 obligations:
Vested                                                   $120,718     $113,352
Nonvested                                                   1,662        1,793
                                                         --------     --------
Accumulated benefit obligation                            122,380      115,145
Impact of future salary increases                           2,194        1,947
                                                         --------     --------
Projected benefit obligation                              124,574      117,092
Plan assets at fair value                                 187,462      181,074
                                                         --------     --------
Plan assets in excess of projected benefit obligation      62,888       63,982
Unrecognized net gain                                     (26,501)     (29,702)
Unrecognized prior service cost                                40           91
Unrecognized net transition asset                         (12,365)     (13,495)
                                                         --------     --------
Prepaid pension cost                                     $ 24,062     $ 20,876
                                                         ========     ========

                                                                       34.

                  CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

   At December 31, 1993, approximately 54% of the plans' assets are invested in debt securities, including a small portion in U. S. Government issues. Other plan assets are invested in equity securities comprising approximately 40% with the remainder of the assets in cash equivalents.

   Included as a component of net earnings is a net periodic pension credit for 1993, 1992 and 1991 comprised of the following:

(In thousands)                                       1993      1992      1991

Service costs - benefits earned during the period  $ 1,445   $ 1,122   $ 1,125
Interest cost on projected benefit obligations       7,910     7,452     7,644
Actual return on plan assets                       (17,762)   (8,511)  (19,515)
Net amortization and deferral                        5,378    (3,801)    7,459
                                                   -------   -------   -------
Net periodic pension credit                        $(3,029)  $(3,738)  $(3,287)
                                                   =======   =======   =======

   The discount rate and rate of increase in future compensation levels used in determining the projected benefit obligation were 6.5% and 4.5%, respectively, for each reported period. The expected long-term rate of return on plan assets used in each year was 7.0%.

19. LEASES.
- -----------
    Buildings and Improvements Leased to Others. The Corporation leases certain of its buildings and related improvements to outside parties under noncancellable operating leases. Cost and accumulated depreciation of the leased buildings and improvements at December 31, 1993, were $49,576,000 and $41,734,000, respectively, and at December 31, 1992, were $48,442,000 and $40,810,000, respectively.

    Facilities Leased from Others. The Corporation conducts a portion of its operations from leased facilities, which include manufacturing plants, administrative offices and warehouses. In addition, the Corporation leases automobiles and office equipment under operating leases. Rental expenses for all operating leases amounted to approximately $1,815,000 in 1993, $2,102,000 in 1992 and $2,303,000 in 1991.

    At December 31, 1993, the approximate future minimum rental income and commitment under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

                                       RENTAL        RENTAL
(In thousands)                         INCOME      COMMITMENT
1994                                  $ 5,349        $  922
1995                                    3,689           639
1996                                    2,345           417
1997                                    1,498           285
1998                                    1,118           224
1999 and beyond                        10,475           384
                                      -------        ------
                                      $24,474        $2,871
                                      =======        ======

                                                                      35.

                  CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

20. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED).
- ------------------------------------------------
(In thousands except
per share amounts)                  FIRST      SECOND       THIRD      FOURTH

1993 QUARTERS:
Sales                              $40,727     $40,909     $36,296     $40,932
Other revenues                       3,256       2,699       2,508       2,937
Gross profit                        12,251      14,123      10,850      12,286
Earnings (loss) before cumulative
 effect in accounting principles     3,807       4,333       2,672     (13,764)
Cumulative effect of changes in
 accounting principles              (2,671)
Net earnings (loss)                  1,136       4,333       2,672     (13,764)
Earnings per share:
Earnings (loss) before cumulative
 effect in accounting principles       .75         .86         .53       (2.72)
Cumulative effect of changes in
 accounting principles                (.53)
Net earnings (loss) / common share     .22         .86         .53       (2.72)
1992 QUARTERS:
Sales                              $46,699     $45,525     $44,557     $42,956
Other revenues                       4,544       3,021       3,031       2,755
Gross profit                        15,724      16,621      14,892      13,843
Net earnings                         6,850       5,593       4,752       4,492
Net earnings per common share         1.35        1.11         .94         .89

    1993: Earnings for the fourth quarter of 1993 were reduced by a provision for the settlement of litigation against the Corporation's Target Rock subsidiary (see Note 10). This settlement reduced net earnings for the fourth quarter by $8,600,000, or $1.70 per share. The Corporation also established provisions in the fourth quarter of 1993 for restructuring costs, which reduced net earnings for the quarter by $2,357,000 or $.47 per share (see Note 14), and for anticipated environmental costs (see Note 12), which reduced net earnings for the quarter by $1,325,000 or $.26 per share.

   Further reducing net earnings for the fourth quarter of 1993 was a change in the estimated realization of deferred tax assets as recorded by the adoption of SFAS No. 109 (see Note 7). The estimated valuation allowance against future capital gains income, considered unlikely to be realized, reduced fourth quarter net earnings by $3,586,000 or $.71 per share. This valuation allowance reduced the impact of tax benefits recognized in the first quarter of 1993, as described below, thereby resulting in a net tax benefit for the full year 1993 of $178,000 or $.04 per share.

   Net earnings in the first quarter of 1993 were reduced by $2,671,000 or $.53 per share for the net cumulative effect of changes in two accounting principles.

The adoption of new accounting rules for postretirement benefit costs resulted in a charge of $9,750,000 (see Note 15), which reduced net earnings by $6,435,000 or $1.27 per share. This charge was partially offset by a nonrecurring benefit from new accounting rules for deferred income taxes (see
Note 7), which added $3,764,000 or $.74 per share to net earnings for the period.
                                                                        36.

                  CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

    1992: Net earnings in the first quarter of 1992 were positively affected by the receipt of a federal income tax refund in connection with taxes previously paid on long-term contracts. The refund added additional net earnings of $1,813,000 or $.36 per share primarily through interest income received.

21. INDUSTRY SEGMENTS.
- ----------------------
   The Corporation operates principally in three industry segments as described on pages 7 through 9.
    Consolidated Industry Segment Information:

(In millions)                           1993       1992       1991
SALES AND OTHER REVENUES:
Aerospace                              $ 96.9     $111.9     $116.2
Industrial                               37.3       37.5       44.4
Flow Control and Marine                  24.7       30.3       30.6
                                       ------     ------     ------
Total segments                          158.9      179.7      191.2
Rental revenues                           8.2        8.0        9.0
Other revenues                            3.2        5.4        2.9
                                       ------     ------     ------
   Total sales and other revenues      $170.3     $193.1     $203.1
                                       ======     ======     ======
PRE-TAX EARNINGS FROM OPERATIONS:
Aerospace                              $ 16.3     $ 23.9     $ 27.2
Industrial                                2.6        5.2        4.6
Flow Control and Marine                   3.0        4.9        3.4
                                       ------     ------     ------
Total segments                           21.9       34.0       35.2
Provision for legal settlement          (13.9)
Rental earnings                           2.8        1.7        2.0
Other earnings                            1.1        4.3        2.5
Other expenses                          (10.1)      (6.0)      (4.6)
Interest expense                          (.5)      (1.3)      (1.6)
                                       ------     ------     ------
   Total pre-tax earnings              $  1.3     $ 32.7     $ 33.5
                                       ======     ======     ======
IDENTIFIABLE ASSETS:
Aerospace                              $ 63.8     $ 74.9     $ 84.2
Industrial                               31.1       30.8       36.2
Flow Control and Marine                  25.1       30.7       34.0
                                       ------     ------     ------
Total segments                          120.0      136.4      154.4
Cash and short-term investments          75.2       67.5       50.9
Other general and corporate              41.7       35.0       27.9
                                       ------     ------     ------
   Total assets at December 31         $236.9     $238.9     $233.2
                                       ======     ======     ======

                                                                       37.

                  CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                        1993       1992       1991
CAPITAL EXPENDITURES:
Aerospace                              $  2.6     $  3.2     $  4.5
Industrial                                 .6        1.4        2.1
Flow Control and Marine                    .8        1.2         .4
                                       ------     ------     ------
Total segments                            4.0        5.8        7.0
General and corporate                      .9        1.0         .5
                                       ------     ------     ------
   Total capital expenditures          $  4.9     $  6.8     $  7.5
                                       ======     ======     ======
DEPRECIATION:
Aerospace                              $  6.3     $  6.5     $  6.5
Industrial                                2.6        2.4        2.6
Flow Control and Marine                   1.5        1.8        1.8
                                       ------     ------     ------
Total segments                           10.4       10.7       10.9
General and corporate                     1.0        1.2        1.2
                                       ------     ------     ------
   Total depreciation                  $ 11.4     $ 11.9     $ 12.1
                                       ======     ======     ======

    Aerospace revenues include one customer that accounted for 11%, 12% and 12% of total revenues in 1993, 1992 and 1991, respectively, and Flow Control and Marine revenues included one customer that accounted for 10%, 8% and 6% in those respective periods. Industrial revenues did not include any customer that accounted for more than 10% of total revenues in those respective periods.

    Revenues from major product lines consist of:
                                                      1993     1992     1991
Actuation and control systems and components           37 %     36 %     37 %
Shot peening and shot peen forming                     27       28       29
Valves                                                 14       13       12
All others                                             22       23       22
                                                      -----    -----    -----
                                                      100 %    100 %    100 %
                                                      =====    =====    =====

    Direct sales to the U.S. Government and sales for U.S. and Foreign government end use accounted for 34%, 36% and 34% of total sales in 1993, 1992 and 1991, respectively, and were included in all segments as follows:

(In thousands)                        1993        1992        1991

Aerospace                            $35,500     $41,700     $47,200
Flow Control and Marine               16,900      20,600      18,500
Industrial                             2,000       3,300         300
                                     -------     -------     -------
Total military sales                 $54,400     $65,600     $66,000
                                     =======     =======     =======

                                                                      38.

                  CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

    Geographic revenues and earnings are as follows:

(In thousands)                        1993         1992         1991
Revenues:
United States                       $148,422     $164,917     $164,402
Europe                                18,004       22,731       25,960
Canada                                 3,838        5,440       12,718
                                    --------     --------     --------
Total                               $170,264     $193,088     $203,080
                                    ========     ========     ========

Pre-Tax Earnings:
United States                       $ (1,639)    $ 28,246     $ 26,899
Europe                                 2,260        3,683        6,794
Canada                                   709          788         (220)
                                    --------     --------     --------
Total                               $  1,330     $ 32,717     $ 33,473
                                    ========     ========     ========

    Geographic assets outside the United States were less than 10% of total assets in each period reported.

    Export sales were less than 10% of total sales in each period reported.

    Intersegment sales, the amount of which are insignificant, are accounted for on substantially the same basis as sales to unaffiliated customers and have been eliminated.

    Identifiable assets by segments are those assets that are used in the Corporation's operations included in that segment.

22. ACCOUNTING FOR INVESTMENTS.
- -------------------------------
    In May 1993, the Financial Accounting Standards Board issued Statement No. 115, 'Accounting for Certain Investments in Debt and Equity Securities', which addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. This statement, to be adopted on January 1, 1994, will require that the Corporation's short-term investments in equity securities be classified as 'trading securities' or 'available for sale securities.'

    Changes in fair value of trading securities will be reflected in earnings. However, to the extent that the Corporation's short-term investments are classified as 'available for sale,' unrealized holding gains or losses will be excluded from net earnings and reported as a net amount in a separate component of shareholders' equity until realized.

    Since substantially all of the Corporation's short-term investments are expected to be classified as 'trading securities,' adoption of the new standard will not have a material effect on the Corporation's results of operations or financial condition.

                                                                       39.

                  CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

Report of the Corporation

The consolidated financial statements, and notes thereto, appearing on pages 16 through 39 of this Annual Report have been prepared by the Corporation in conformity with generally accepted accounting principles. The financial statements necessarily include some amounts that are based on the best estimates and judgments of the Corporation. Other financial information in the Annual Report is consistent with that in the financial statements.

    The Corporation maintains accounting systems, procedures and internal accounting controls designed to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with the appropriate corporate authorization and are properly recorded. The accounting systems and internal accounting controls are augmented by: written policies and procedures; organizational structure providing for a division of responsibilities; selection and training of qualified personnel and an internal audit program. The design, monitoring, and revision of internal accounting control systems involve, among other things, management's judgment with respect to the relative cost and expected benefits of specific control measures.

    Price Waterhouse, independent accountants, have examined the Corporation's consolidated financial statements as stated in their report. Their examination included a study and evaluation of the Corporation's accounting systems, procedures and internal controls, and tests and other auditing procedures, all of a scope deemed necessary by them to support their opinion as to the fairness of the financial statements.

    The Audit Committee of the Board of Directors, composed entirely of Directors from outside the Corporation, among other things, makes recommendations to the Board as to the nomination of independent accountants for appointment by stockholders and considers the scope of the independent accountants' examination, the audit results and the adequacy of internal accounting controls of the Corporation. The independent accountants have direct access to the Audit Committee, and they meet with the Committee from time to time with and without management present, to discuss accounting, auditing, internal control and financial reporting matters.

                                                                      40.

Report of Independent Accountants

To the Board of Directors and
Shareholders of Curtiss-Wright Corporation:

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, cash flows and stockholders' equity present fairly, in all material respects, the financial position of Curtiss-Wright Corporation and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above. The financial statements of Curtiss-Wright Corporation and its subsidiaries for the year ended December 31, 1991 were audited by other independent accountants whose report dated February 10, 1992 on those statements included an explanatory paragraph that described the litigation discussed in the first and second paragraphs of Note 10 to the financial statements.

   As described in Notes 7 and 17 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" and Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions," effective January 1, 1993.



 PRICE WATERHOUSE
 PRICE WATERHOUSE

 Hackensack, N.J.
 February 14, 1994


                                                                      41.

Consolidated Selected Financial Data

(In thousands except per share data)                1993            1992             1991            1990            1989
- -------------------------------------------------------------------------------------------------------------------------
Sales                                           $158,864        $179,737         $191,250        $198,884        $187,083
Other revenues                                    11,400          13,351           11,830          13,969          24,576
Earnings (loss) before changes in accounting
  principles                                      (2,952)(A)      21,687           21,253           6,884(C)       29,176(D)
Net earnings (loss)                               (5,623)(B)      21,687           21,253           6,884          30,413(E)
Total assets                                     236,947         238,898          233,226         229,726         352,552
Long-term debt                                    14,426          16,266           22,261          27,301          28,397
Per common share:
 Earnings (loss) before changes in accounting
 principles                                         (.58)           4.29             4.21            1.37            6.09
 Net earnings (loss)                               (1.11)           4.29             4.21            1.37            6.09
 Cash dividends                                     1.00            1.00             1.00           31.30(F)         1.60
- -------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements for additional financial information.


 (A) Includes after-tax charges for: a litigation settlement of $8,600,000, environmental remediation costs of $2,462,000, restructuring charges of $2,357,000 and a deferred tax asset valuation allowance under SFAS No. 109 of $3,586,000.

 (B) Includes an after-tax charge of $6,435,000 from the cumulative effect of a change in accounting principles for the adoption of SFAS No. 106
     'Employers' Accounting for Postretirement Benefits' and an after-tax benefit of $3,764,000 from the adoption of SFAS No. 109 'Accounting for Income Taxes.'

 (C) Includes the after tax charge of $13,860,000 from a provision for an environmental clean-up program.

 (D) Includes a tax benefit of $6,975,000 from the utilization of a capital loss carryforward.

 (E) Includes an after tax benefit of $1,237,000 from the adoption of SFAS No. 96 'Accounting for Income Taxes.'

 (F) Reflects a special cash dividend of $30.00 per common share paid in 1990.

                                                                      42.


Common Stock:

                                                 Common Stock Price Range
                               ------------------------------------------------------------
                                         1993                               1992                           Dividends
                               -------------------------         --------------------------           --------------------
                                   High              Low             High               Low             1993          1992
- --------------------------------------------------------------------------------------------------------------------------
First Quarter                   $40.250          $31.125          $34.000           $29.000            $.25          $.25
Second Quarter                   38.625           35.250           33.000            29.125             .25           .25
Third Quarter                    32.625           31.875           30.500            27.375             .25           .25
Fourth Quarter                   36.000           31.500           31.125            27.125             .25           .25
- --------------------------------------------------------------------------------------------------------------------------



                                                                       43.

Corporate Directory

DIRECTORS
=========
Thomas R. Berner
Partner, Law firm of Berner & Berner, P.C.

S. D. Brinsfield
Chairman of the Board

John S. Bull
Former Director, Moran Towing & Transportation Co., Inc.;
  Marine transportation company

David Lasky
President

John B. Morris
Former Chairman & President, Lynch Corporation; Diversified manufacturing, communications, and services company

Dr. William W. Sihler
Ronald E. Trzcinski Professor of Business Administration, Darden Graduate
  School of Business Administration, University of Virginia

J. McLain Stewart
Director, McKinsey & Co.; Management consultants

OFFICERS
========
David Lasky                  President
Robert E. Mutch              Executive Vice President
Gerald Nachman               Executive Vice President
Robert A. Bosi               Vice President -- Finance
George J. Yohrling           Vice President
Dana M. Taylor               General Counsel and Secretary
Kenneth P. Slezak            Controller
Gary J. Benschip             Treasurer






                                                                      44.

Corporate Information

CORPORATE HEADQUARTERS:
=======================
1200 Wall Street West
Lyndhurst, New Jersey 07071-0635
Tel.    (201) 896-8400
Fax    (201) 438-5680

ANNUAL MEETING:
===============
The 1994 Annual Meeting of Shareholders will be held on May 6, 1994 at
2:00 p.m. at the Novotel Meadowlands Hotel, One Polito Avenue, Lyndhurst, New Jersey 07071.

STOCK EXCHANGE LISTING:
=======================
The Corporation's common stock is listed and traded on the New York Stock Exchange. The stock transfer symbol is CW.

COMMON STOCKHOLDERS:
====================
As of December 31, 1993, the approximate number of holders of record of common stock, par value $1.00 per share, of the Corporation was 6,900.

STOCK TRANSFER AGENT AND REGISTRAR:
===================================
For services such as changes of address, replacement of lost certificates or dividend checks, and changes in registered ownership, or for inquiries as to account status, write to:

Chemical Bank
Company Items Department
450 West 33rd Street - 15th Floor
New York, New York 10001

Please include your name, address, and telephone number with all correspondence.

Telephone inquiries may be made to (212) 613-7139.

INVESTOR INFORMATION:
=====================
Investors, stockbrokers, security analysts, and others seeking information about Curtiss-Wright Corporation, should contact Robert A. Bosi,
Vice President-Finance, or Gary Benschip, Treasurer, at the Corporate Headquarters, telephone (201) 896-1751.




                                                                      45.

FINANCIAL REPORTS:
==================
This Annual Report includes most of the periodic financial information required to be on file with the Securities and Exchange Commission. The company also files an Annual Report on Form 10-K, a copy of which may be obtained free of charge. These reports, as well as additional financial documents such as quarterly shareholder reports, proxy statements, and quarterly reports on Form 10-Q, may be received by written request to Gary J. Benschip, Treasurer, at the Corporate Headquarters.

BUFFALO EXTRUSION FACILITY
Donald H. Osborn, General Manager
60 Grider Street
Buffalo, New York 14215-4095

CURTISS-WRIGHT FLIGHT SYSTEMS, INC.
Robert E. Mutch, President
300 Fairfield Road
Fairfield, New Jersey 07004-1962

CURTISS-WRIGHT FLIGHT SYSTEMS/SHELBY, INC.
George J. Yohrling, Senior Vice President & General Manager
201 Old Boiling Springs Road
Shelby, North Carolina 28152-8008

METAL IMPROVEMENT COMPANY, INC.
Gerald Nachman, President
10 Forest Avenue
Paramus, New Jersey 07652-5214

TARGET ROCK CORPORATION
Martin R. Benante, Vice President & General Manager
1966 East Broadhollow Road
East Farmingdale, New York 11735-1768


                                                                       46.
                                     -74-