Form 10-K, Exhibit 13
CURTISS WRIGHT CORP
filed 1995-03-31
CIK 26324

CURTISS-WRIGHT CORPORATION
ANNUAL REPORT 1994

		+----------------------------------------------+
		|                                              |
		|  Cover Picture                               |
		|                                              |
		|                                              |
		|                                              |
		|                                              |
		|                                              |
		|                                              |
		|                                              |
		|                                              |
		|                                              |
		|                                              |
		|                                              |
		|                                              |
		|                                              |
		|                                              |
		+----------------------------------------------+

                   PEOPLE WORKING TOGETHER TOWARD SHARED GOALS





                                     COVER

     Curtiss-Wright Corporation, headquartered in Lyndhurst, New Jersey, is a diversified multi-national manufacturing concern which produces and markets precision components and systems and provides highly engineered services to Aerospace, Industrial, and Flow Control and Marine markets.
     The Company employs approximately 1,500 people with its principal operations including four domestic manufacturing facilities and thirty-one Metal Improvement service facilities located in North America and Europe.























COVER: PICTURED IS ONE OF CURTISS-WRIGHT'S PROJECT TEAMS WHO ARE PERFORMING ENGINEERING AND DEVELOPMENT WORK ON THE LOCKHEED/BOEING F-22 ADVANCED TACTICAL FIGHTER. CURTISS-WRIGHT FLIGHT SYSTEMS GROUP WAS SINGLED OUT AS THE MOST VALUABLE PLAYER FOR THE CRITICAL SUBCONTRACTOR CATEGORY ON THAT PROGRAM.

Financial Highlights

($ in thousands except per share data)                          1994          1993          1992
-------------------------------------------------------------------------------------------

PERFORMANCE
Sales and other revenues                                    $166,189      $170,264      $193,088
Net earnings (loss) before accounting changes                $19,547       $(2,952)      $21,687
Net earnings (loss)                                          $19,303       $(5,623)      $21,687
Net earnings (loss) per share before accounting changes        $3.86         $(.58)        $4.29
Net earnings (loss) per common share                           $3.81        $(1.11)        $4.29
Return on sales                                                 12.5%         (3.5)%        12.1%
Return on assets                                                 8.1%         (2.4)%         9.2%
Return on equity                                                12.7%         (2.0)%        14.7%
New orders                                                  $122,367      $155,990      $191,641
Backlog at year-end                                         $116,554      $149,188      $152,062

YEAR-END FINANCIAL POSITION
Current assets in excess of current liabilities             $108,329       $92,712       $86,342
Ratio of current assets to current liabilities              4.0 TO 1      3.1 to 1      3.3 to 1
Total assets                                                $238,694      $236,947      $238,898
Stockholders' equity                                        $158,769      $144,231      $155,204
Stockholders' equity per common share                         $31.37        $28.50        $30.67

OTHER YEAR-END DATA
Depreciation                                                 $10,883       $11,483       $11,919
Capital expenditures                                          $4,609        $4,914        $6,752
Shares of common stock outstanding                         5,060,743     5,060,743     5,060,743
Number of stockholders                                         6,409         6,881         7,378
Number of employees                                            1,496         1,557         1,684

DIVIDENDS PER COMMON SHARE                                     $1.00         $1.00         $1.00




                                           CONTENTS

                                    1. Financial Highlights
                                 2. Letter To Our Shareholders
   9. Management's Discussion and Analysis of Financial Condition and Results of Operations
              14. Report of the Corporation and Report of Independent Accountants
                             15. Consolidated Financial Statements
                        19. Notes to Consolidated Financial Statements
                              27. Quarterly Results of Operations
            28. Consolidated Financial Data and Corporate Directory and Information


Fellow Shareholders

 Over the last few years, Curtiss-Wright and the other participants in the defense and aerospace industries have been forced to adapt to the post-cold war environment and simultaneously to cope with the global airline business recession. Specifically, Curtiss-Wright has been adversely affected by the maturation of the F-16 and end of the F-14 military aircraft production programs, the stretch-out of the Air Force F-22 development program, an over 50% decline in the rate of Boeing's commercial aircraft production since 1991, an over 70% reduction of McDonnell Douglas commercial aircraft production for the same period, two program curtailments in our Nuclear Navy valve business area, and the overall pressure to reduce prices as competition intensifies. Despite these adverse developments, we have maintained our business base and (with the exception of unusual or non-recurring charges) very respectable levels of profitability. 1994 was no exception.
 Although current year sales of $155.0 million declined 2.4% from 1993 sales of $158.9, Curtiss-Wright's earnings in 1994 rebounded to $19.3 million, or $3.81 per share, as compared with "normalized" earnings in 1993 of $14.1 million, or $2.78 per share, which excludes 1993 charges for litigation settlement costs, environmental costs, restructuring charges and the recognition of new accounting principles. 1994 performance yielded a 12.7% return on equity and an 8.1% return on assets. To a significant extent, this performance is the result of our ability to sharply reduce and contain costs.

[Photo of President center of Page  2-3/4 x 3-3/4]

Recent Developments
-------------------
 The F-16 Fighting Falcon, which has for the last few years been the predominant military application of our Curtiss-Wright Flight Systems Group ("Flight Systems"), is being procured by the United States Air Force in substantially lower quantities. While the potential exists for sales to foreign governments, future activity will be reduced from the high levels of recent years. To some extent, the declining volume of production at Flight Systems of F-16 leading edge actuation equipment is being offset by significant engineering and development work on the Lockheed/Boeing F-22 Advanced Tactical Fighter, the McDonnell Douglas F/A-18 E/F and the Bell Boeing V-22 Osprey. During 1994, $6.3 million of our sales revenue was derived from the development of actuation systems and components for these programs. By participating in the design and development stages of these programs, Flight Systems should be in a strong position to win follow-on production contracts.
 With the reduced manufacturing levels for components of the F-16, and with production relating to these development programs not being anticipated until 1996 at the earliest, Flight Systems' management has been addressing cost containment issues at that facility. This situation will continue until these new developmental programs enter the production phase. Based upon current Pentagon projections, should Flight Systems be successful in winning production contracts for these systems, these programs could exceed the total sales level experienced by Flight Systems on the F-16.
 Sales of actuation and control equipment to the commercial airframe industry continue at reduced levels because of the production slowdowns being experienced in that industry. Offsetting declines in sales of this equipment in 1994 were gains made by our Metal Improvement subsidiary ("MIC") in penetrating shot-peening and heat-treating service markets, advances in the precision stamping segment of MIC's business and increased sales by Flight Systems of spare parts and overhaul services for actuation and control equipment. Production is also proceeding at our Target Rock operation on valves for the U.S. Navy's next aircraft carrier, as is development work for the next generation of attack submarines.

 In 1994, the focus of environmental cleanup activities at the Company's Wood-Ridge, N.J. Business Complex shifted to preparation for the remediation of the property. Soil and ground water remediation will begin in 1995. Total anticipated costs associated with the remediation stage of the project remain within the amounts reserved in 1990. With the cleanup program turning to remediation, the level of expenditures will be higher over the next few years than it was during the earlier stages of the cleanup task.

Customer Focus
--------------
 Curtiss-Wright realizes the importance of its customers to the success of the Company and continuously strives to gain their recognition as a production and technological leader and innovator. We feel that the Company must not only be looked upon as a premier supplier, but as a partner who supplies the solutions to its customers needs.
 Flight Systems furthered this reputation in 1994 through its involvement in the development program on the F-22, for which it received recognition from its customers as the "Most Valuable Player for the Critical Subcontractor Cate-gory." Flight Systems also earned the "New Jersey Quality Partner Award", which is based upon the national Malcolm Baldridge Quality Award criteria.
 In 1994, MIC illustrated its ability to service its customer base from multiple locations, which is an advantage unmatched by any of its competition. When last year's California earthquake shut down one of MIC's shot-peening facilities, it was able to quickly react and continue servicing its customers by utilizing other facilities. The result was that MIC maintained deliveries, without a material disruption in service, despite the catastrophic event which adversely impacted many businesses in the region. The ability to react to this situation also reflects the quality and dedication of the people at MIC.
 MIC took further steps in 1994 to more effectively service its shot-peening customers through its mission to continuously expand its present shot-peening base. MIC intends to maintain its reputation for high quality, low cost service to its customers and, through its dedication and involvement in providing solutions to customers' needs, to develop a true partnership with them.
 MIC intends to use its strengths to expand globally, with the ultimate goal of establishing a worldwide network of businesses providing state of the art technology and service.
 Our Target Rock subsidiary continues to play a key role in support of customer needs whether for field support, critical spare parts to maintain our nation's commercial nuclear power generation industry, or activities for the U.S. Navy's nuclear power program. Target Rock's response in support of these demanding programs is key to its continuing success in increasing market share in those business segments.

Product and Service Expansion
-----------------------------
 Flight Systems has taken steps to increase its market share by capturing additional aircraft applications and extending its activities into other areas. It recently was awarded a major production contract to produce trailing-edge flap actuators for the Boeing 767. We will be gearing up for production in 1995 with actual shipments scheduled to begin in the first quarter of 1996. Flight Systems also has successfully expanded its activities in the commercial actuation and control equipment overhaul business by capitalizing on the airlines' decision to outsource maintenance functions and by offering an expedited turnaround on many components, a service which previously was unheard of in that segment of the overhaul business. Steps are being taken to duplicate this domestic success overseas through the establishment of a joint venture with Danish Aerotech A/S, a well-established aerospace concern. The joint venture, Curtiss-Wright Flight Systems Europe A/S, to be located in Karup,

Denmark, will service the commercial European, Middle East and African markets.
 MIC is looking forward to growing its flapper valve and heat treating businesses. The flapper valve unit is working to expand its position as a supplier of valves to encompass a multiple of markets that it does not service. Heat treating is looked upon as a business area which can be expanded on a selective basis through acquisitions. Acquisitions are being evaluated on a continuous basis.
 While the size of the Nuclear Navy market has been shrinking with the reduction in submarine and aircraft carrier procurements, Target Rock, which regards itself as the dominant supplier for nuclear containment valves, has been increasing its share of the remaining opportunities. In addition to capturing business on new ship-builds, it has been successful in winning redesign and development contracts for the Navy's next generation of attack submarines. This is considered to be key to being the supplier of those components when those submarines enter the production phase. Target Rock also intends to extend its presence in the marine segment industry by competing for valve applications beyond those related only to its specialty of nuclear containment. These valves have many characteristics which are similar to those already being produced at Target Rock. In addition, Target Rock has developed a new bolted bonnet configuration for its valves, which is enhancing its competitive position in overseas commercial nuclear programs.
 In 1995, Target Rock will commence shipment of multiple valve programs for the Korean commercial nuclear power generation program including safety relief valves, solenoid valves, and motor operated valves. These valves are for installation in the first Korean Standard plant design based on Combustion Engineering technology. Capture of these programs has positioned Target Rock well for future additional business, as the Korean nuclear program continues to grow with four more additional plants of identical design already approved and funded.

New Product Development
-----------------------
 During 1994, Curtiss-Wright spent in excess of $10.3 million for both customer-sponsored development work and company-sponsored research and development activities. In 1995, we expect to be making additional strategic investments to continue the development of new products. We have challenged our employees to identify new markets to provide a further broadening and diversification of our business activities. In 1994, the Company began to see some results from initial past efforts in this area.
 Flight Systems' power hinge aerospace technology has been applied to the commercial rescue tool market with the introduction of the Power Hawk (TM). The primary use for this tool is the extrication of automobile accident victims. A distribution network for the United States market has been completed and commercial sales are scheduled to commence in 1995. During 1995, we also plan to address the development of additional products utilizing comparable technology.
 Target Rock continued to track opportunities in the chemical and petrochemical processing industries, which are being driven by the requirements of the Clean Air Act of 1990. We are working with chemical companies to establish Target Rock valves as the solution for the emerging need for the prevention of so-called "fugitive emissions". While this market has developed much more slowly than originally anticipated, it is looked upon as expansion of our existing valve technology and as a potential source of future growth.
We continue to dedicate resources to establishing Target Rock highly regarded supplier to this market.

Officers and Directors
----------------------
 Our Chairman, Mr. Shirley D. Brinsfield, has decided to retire. Accordingly, he will not stand for reelection as a director at the Annual Meeting of Stockholders on May 5, 1995. Shirley has served Curtiss-Wright in various capacities, as a director, officer and employee, for almost 35 years. We are indebted to him for his many significant contributions.
 On April 19, 1994, John B. Morris, who served on the Board of Directors since 1961 and for a period of that time also was a member of Curtiss-Wright's management team, died at the age of 83. His experience and judgment will be missed.

Future Focus
------------
 Our initial efforts at product and service expansion and new product development, described above, reflect our judgment that in the long term, Curtiss-Wright cannot expect to continue to be successful in the face of static or declining business levels. Significant progress must be made towards our goal of sustained, profitable growth, as measured by the development of new products and services, alone or in conjunction with others, and increased market share. To achieve this goal, we must expand our capabilities significantly, from both a technology and a production standpoint. We must be aggressive in seeking out and capitalizing upon new opportunities within or on the periphery of our existing core competencies and markets. Of course, at the same time, the Company cannot lose sight of the needs of its current customers, and must maintain at high levels the performance of its day-to-day responsibilities.
 We believe that important opportunities will continue to exist in the defense and aerospace industries and the Company is committed to continued involvement in those areas. A key to successfully capturing additional market share will be the ability to capitalize upon the reputation that the Company has developed in the areas of technology, quality and customer service and to expand our reputation to the global arena. Curtiss-Wright also will seek to leverage positions it has in particular markets and to build upon its existing technologies so as to extend its current product lines and to expand into complementary businesses. We are prepared to invest the financial and employee resources required to be successful in these endeavors.

The Employees of Curtiss-Wright
-------------------------------
 The success of the efforts outlined above will be dependent upon our employees. It is they who are responsible for the leadership positions that have been attained by our business units. We will now be looking to them to identify and develop new opportunities beyond the markets which Curtiss-Wright traditionally has served. Progress in this direction will only be achieved as a result of the continued dedication and involvement of the "people" of Curtiss-Wright, working together toward shared goals.
 We are confident that our employees will be successful in their efforts to expand the scope of the Company for the benefit of our customer, employee and investor constituencies. It is only fitting that we dedicate this Annual Report to them.

David Lasky
David Lasky
President
February 7, 1995


                      MANAGEMENT'S DISCUSSION & ANALYSIS
RESULTS OF OPERATIONS:
======================
 Curtiss-Wright Corporation posted consolidated net earnings for 1994 totaling $19.3 million, or $3.81 per share, compared with a consolidated net loss of $5.6 million, or $1.11 per share, for 1993. Net earnings for 1994 were slightly below net earnings of 1992, which were $21.7 million, or $4.29 per share. The net loss for 1993 reflected four unusual or infrequently occurring items which distorted any comparison with the net earnings for 1994. Excluding the impact of those unusual items, as detailed below, the Corporation would have achieved net earnings in 1993 of $14.1 million, or $2.78 per share. A comparison of net earnings of 1994 with "normalized" 1993 net earnings shows an improvement of $5.2 million, or $1.03 per share. Generally speaking, the improvement is attributable to the improved performance of our business segments in 1994, when compared with 1993.
 Total sales for the Corporation were $155.0 million in 1994, a 2% decline from 1993 sales of $158.9 million, and a 14% decline from sales of $179.7 million in 1992. Despite the small decline in sales, pre-tax operating profits from our three business segments improved 32%, totaling $26.5 million in 1994, compared with segment operating profits of $20.0 million in 1993. Pre-tax operating profit for 1994 remained below 1992 levels, which had totaled $31.7 million. New orders received by the Corporation totaled $122.4 million in 1994, 22% below orders received in 1993 and 36% below orders received in 1992. The decline in orders is largely attributable to a high level of engineering and manufacturing development orders received by our Aerospace segment in 1993, as well as a general decline in the availability of new aerospace production programs. The total backlog of unshipped orders at December 31, 1994 amounted to $116.6 million, well below the total backlog at December 31, 1993 and December 31, 1992, which totaled $149.2 million and $152.1 million, respectively. It should be noted that shot-peening, heat-treating, peen-forming and overhaul services and spare parts sales, which represent more than 50% of the Corporation's total sales for 1994, are sold with very modest lead times. Accordingly, backlog for these product lines is less of an indication of future activity.

 The major items impacting 1993 earnings were:
  1) The Corporation's Target Rock Corporation subsidiary recorded a charge of $17.5 million for the settlement of litigation brought by the U. S. Government in 1990. The settlement, net of the effect of a $3.0 million insurance recovery under a blanket crime policy and applicable tax benefits, reduced net earnings of 1993 by $8.6 million, or $1.70 per share. Further details on this settlement can be found in Note 10.
  2) The Corporation recorded charges of $3.8 million for the estimated future environmental cleanup on a number of sites on which it has been named a potentially responsible party (PRP) by the Environmental Protection Agency, which reduced 1993 net earnings by $2.5 million, or $.49 per share. Further details on environmental matters can be found in Note 13.
  3) The Corporation recorded restructuring charges associated with the anticipated sale and closing of operating properties totaling $3.6 million, which reduced net earnings for the year by $2.4 million, or $.47 per share. Further information on restructuring charges can be found in Note 14.
  4) The Corporation recognized a one-time transition obligation of $9.8 million for postretirement medical costs under SFAS No. 106, reducing net earnings by $6.4 million, or $1.27 per share. This was offset to the extent of $.2 million, or $.04 per share, on account of a change in accounting for income taxes under SFAS No. 109. Further information on SFAS No. 106 and SFAS No. 109 can be found in Notes 17 and 7, respectively.


SEGMENT PERFORMANCE
===================
Aerospace:
----------
 The Corporation's Aerospace segment posted sales of $83.5 million for 1994, a decline of 14% when compared with sales of $96.9 million for 1993. The decreased sales, in comparison with the prior year, primarily reflect lower volume and reduced pricing on actuation products for the F-16 military program, as well as lower production of actuation products for Boeing commercial transport aircraft. Sales of aerospace spare parts and overhaul services increased significantly for 1994, as compared with 1993, but did not offset the declines in sales on major domestic aerospace production programs. Despite a significant decline in sales, pre-tax operating income for the Aerospace segment in 1994 increased slightly from operating income reported for 1993, totaling $15.8 million in 1994, compared with $15.4 million in 1993. Operating profits of 1993 had been reduced by provisions of $2.4 million, established for restructuring costs relating to the shot-peening and composite facilities, discussed in Note 14, which operated principally in the Aerospace market. Operating income for 1994 was limited by the reduced sales associated with declines in certain major actuation production programs, but showed benefits from increased sales of actuation spare parts and overhaul services, improvements in foreign aerospace programs, and cost containment efforts. New orders recorded in 1994, however, show a substantial decline in order levels from those received in 1993. Orders for this segment totaled $58.0 million in 1994, 42% below orders received in the prior year. The decline in orders primarily reflects a non-recurrence of the high level of engineering and manufacturing development orders for the F-22 program received in 1993 and a lack of new aerospace production programs to replace orders received in the prior year for the matured F-16 program.
 The Aerospace segment reported sales and operating income declines of 13% and 33%, respectively, when comparing 1993 results with the sales and operating profits reported in 1992. Overall, these declines reflected a stretchout of current orders and cutbacks in new aircraft production from both military and commercial aircraft builders. Sales and operating profits in 1993 for actuation components, systems and spare parts declined in comparison with those products' results in 1992. Declines in sales and profits of commercial actuation products were primarily caused by production schedule reductions on current programs for Boeing Airplane Company's 737 and 747 aircraft. Declines in sales and profits of military actuation products reflect reduced pricing arrangements in 1993, as compared with 1992, as well as the scale back of Air Force requirements on the F-16 program. Military sales in 1993 were also affected by lower Department of Defense procurement activity for F-18 production and spares, and for F-14 spares. The Corporation delivered final production orders on F-14 programs in 1991 but had maintained a high level of spares sales in 1992. Aerospace results in 1993 also reflect a substantial decline in sales and in operating profits of shot-peening and peen-forming services for aerospace customers in comparison with the 1992 performance. Declines in sales and operating profits for these services are generally attributed to a stretch out of orders on Airbus and McDonnell Douglas programs, combined with reduced pricing in some areas. Operating profits of 1993 were further reduced by provisions established for the closing of a composites facility in Texas and the consolidation of shot-peening operations which operate principally in the Aerospace market.


                                   AEROSPACE
                              Product / Services

                   Control & Actuation Components & Systems
                     Shot-Peening & Peen-Forming Services
                             Custom Extruded Shapes
                            Windshield Wiper Systems

                                 MAJOR MARKETS

                           U.S. Government Agencies
         Foreign Governments; Commercial / Military / General Aviation
                            Aerospace Manufacturers
                            Helicopter Manufactures
                   Commercial Airlines; Missile Manufactures

Industrial:
-----------
 The Industrial segment posted sales and operating income of $45.8 million and $7.2 million, respectively in 1994, both substantial improvements when compared with sales and operating income reported in 1993, which had totaled $37.2 million and $2.6 million, respectively. The improvement in both sales and operating income, when comparing 1994 with 1993, is largely due to higher sales of shot-peening and heat-treating services to automotive industry customers and improved sales of industrial valves for other commercial customers. Changes in these product lines during 1994 was largely due to a recovery in general worldwide economic conditions which had hindered sales of our shot-peening and heat-treating services during 1993. New orders received in 1994 were $47.7 million compared with orders of $36.2 million received in 1993. The Industrial segment reported sales of $37.2 million in 1993, only slightly below sales of $37.5 million reported in 1992. Operating profits for 1993, however, declined 50% to $2.6 million, compared with $5.1 million in 1992. Sales for 1993 reflected an increase, from 1992 levels, in sales of extruded commercial tubular products, which was offset by a decline in sales of Swench products. The Corporation had received a $4.5 million order in 1992 for its Swench manual impact wrench on which final shipments were made in early 1993. Sales of shot-peening services for industrial markets remained at 1992 levels but generated significantly lower operating profits for 1993. The decline in profits was due to a reduction in industrial market field work in 1993 and the continued effects of recession on automotive and non-aerospace industries, especially in Europe.



                                 INDUSTRIAL

                            PRODUCTS / SERVICES
                  Shot-Peening and Heat-Treating Services
                  Extruded Shapes and Seamless Alloy Pipe
                           Compressor Value Reeds
                                Rescue Tool

                                MAJOR MARKETS
                          Metal Working Industries
                Oil / Petrochemical / Chemical Construction
                    Oil and Gas Drilling / Exploration
                              Power Generation
                           Agricultrual Equipment
                      Automotive & Truck Manufactures
                            Rescue Tool Industry


Flow Control and Marine:
------------------------
 Sales for the Flow Control and Marine segment totaled $25.7 million, slightly above sales of $24.7 million reported in 1993. The improvement is primarily due to a higher level of commercial valve sales. Excluding sales recorded in 1993 under a Seawolf termination settlement, the details of which are discussed below, sales of military valve products also increased for 1994, generally due to progress achieved under long-term contracts. Segment operating income of $3.5 million for 1994 also improved when compared with operating income of $2.0 million in 1993. Operating income for 1994 benefited from an improved sales mix and lower administrative expenses when compared with 1993. New orders received by the Flow Control and Marine segment were $16.6 million for 1994, a decline from new orders of $19.7 million received in 1993. New orders for the Flow Control and Marine segment received in 1994 include a contract to develop a series of new valves for the U.S. Navy's next generation of attack submarines, while new order levels for 1993 included a high level of valve production orders for use in the U.S. Navy's next aircraft carrier.
 The Flow Control and Marine segment reported sales of $24.7 million for 1993, down 19% from sales of $30.3 reported for 1992. Operating profits for 1993 totaled $2.0 million, compared with $3.6 million of operating profit for 1992. Sales for 1993 include $3.2 million related to the termination of valve orders on the U. S. Navy's Seawolf program. The additional sales reflect the settlement of Seawolf termination claims and equitable price adjustments related to the cancellation of contracts. Excluding these adjustments, sales of valve products for government end use declined $1.9 million for 1993, when compared with 1992. Commercial valve sales also declined in 1993, primarily due to increased shipments in 1992. Operating earnings generated by the valve product lines declined overall for 1993, when compared with 1992, primarily due to overruns on a fixed price commercial valve contract. Also contributing to the decline in sales and operating profits, when comparing 1993 with 1992, was a substantial absence, in 1993, of sales of extruded products for aircraft carriers and submarines.


                          FLOW CONTROL AND MARINE

                            PRODUCTS / SERVICE
         Globe, Gate, Control, Soleniod, Safety Relief, and Severe
                              Service Values
               Custom Extruded Shapes and Seamless Alloy Pipe


                               MAJOR MARKETS
                       U.S. Navy Propulsion Systems
                   Nuclear and Fossil Fuel Power Plants
                          U.S. Navy Shipbuilding



Other Revenues and Costs:
-------------------------
 Other revenue for 1994 totaled $11.2 million, compared with $11.4 million for 1993 and $13.4 million for 1992. Rental income improved slightly in 1994 from increased occupancy levels at the Corporation's Wood-Ridge New Jersey Business Complex, but was more than offset by net losses recorded on the sale and disposal of excess machinery and equipment primarily used in shot-peening operations. Revenue generated by our portfolio of short-term investments also showed a slight increase for 1994, when compared to 1993, generally due to improved market performance. Other revenue for 1992 was increased $2.0 million by interest income associated with refunds of federal and state income taxes previously paid on long-term contracts.
 Product, engineering and selling costs incurred by our operating segments declined 6% and 9%, respectively, for 1994 and 1993, from costs incurred in the previous year. The decline in costs generally reflects the lower sales volumes in each succeeding year. Product and engineering costs reflect charges of $.6 million, $1.6 million and $2.2 million in 1994, 1993 and 1992, respectively, for non-recoverable costs on long-term contracts and associated new program development costs. General and administrative expenses for 1994 were $2.9 million, or 11%, below 1993, and $2.4 million, or 9%, below 1992. Included in general and administrative expenses for 1994 and 1993 are net periodic costs related to new accounting rules for postretirement medical benefits. These additional costs amounted to $.9 million and $1.0 million for 1994 and 1993, respectively, compared with actual claims paid in 1992 of $.5 million. General and administrative expenses for the Corporation are reduced by the Corpora-tion's non-cash pension income which results from the amortization into income of the excess of the retirement plan's assets over the estimated obligations under the plan. The amount recorded reflects the extent to which this non-cash income exceeds the net cost of providing benefits in the same year, as detailed in Note 18. Pension income before taxes amounted to $4.0 million in 1994, as compared with $3.0 million, and $3.7 million recognized in 1993 and 1992, respectively. The increase in pension income in 1994, as compared with 1993, is primarily attributable to an increase in the expected long-term rate of return on plan assets from 7% to 8%, partially offset by the impact of increased retirement benefits.
 The Corporation's provision for income taxes in 1994 generally reflects federal income taxes at a statutory 35% rate, lowered primarily by tax benefits available from the application of the Corporation's capital loss carryforward and the dividends received deduction. The provision for income taxes for 1993 was increased by the recognition of a valuation allowance, established in accordance with SFAS No. 109, as discussed in Note 7. In addition, the tax provision for 1993 also included an adjustment to the Corporation's deferred tax items for an enacted change in federal tax rates to 35%, resulting in an additional charge to earnings of $.5 million for 1993. Taxes applicable to 1992 were generally based on the prior U. S. Federal statutory rate of 34%.

CHANGES IN FINANCIAL CONDITION:
===============================

Liquidity and Capital Resources:
--------------------------------
 The financial position of the Corporation continues to be very strong. Working capital at December 31, 1994, amounted to $108.3 million, a 17% increase over working capital of $92.7 million at December 31, 1993. The ratio of current assets to current liabilities at December 31, 1994 also improved to 4.0 to 1 from 3.1 to 1 at December 31, 1993.
 The Corporation's total current liabilities at December 31, 1994 decreased by $6.5 million when compared with December 31, 1993. The decrease in current
liabilities primarily reflects a payment of $8.9 million made to the U.S. Government in early 1994 in connection with the aforementioned litigation settlement. The Corporation also recorded charges in 1994 of $2.9 million and $2.0 million, respectively, against liabilities established in 1993 for restructuring costs and environmental matters. The increase in the current portion of long-term debt represents payments required to be made in 1995 for two outstanding industrial revenue bonds. A bond payment of $1.3 million is scheduled for the second quarter of 1995 and the remaining $4.0 million of current debt is expected to be paid in the fourth quarter of 1995.
 Also impacting working capital at year-end 1994 were higher net receivables and net inventory balances at December 31, 1994, as compared with December 31, 1993. The increase in receivables is primarily due to a high level of fourth quarter 1994 commercial spare sales. The increase in inventory balances, at year-end 1994, is associated with higher inventoried costs related to new aerospace development programs which are entering a manufacturing transition phase.
 As discussed above, the Corporation expects to pay down $5.4 million of outstanding debt during 1995. Debt payments during 1994 totaled $.1 million, while in 1993 the Corporation retired outstanding debt of $3.5 million through the prepayment of industrial revenue bonds and a mortgage note. The Corporation's total outstanding debt at year-end 1994 represented 9% of total stockholders' equity with the long-term portion representing only 6%, compared with 10% at December 31, 1993.
 The Corporation has available credit lines totaling $45.0 million, under agreements with a group of four banks. During 1993, the Corporation maintained a $45.0 million revolving credit agreement. During 1994, the Corporation reduced the revolving credit agreement to $22.5 million and entered into a short-term credit agreement for an additional $22.5 million credit line. The maximum available credit unused at December 31, 1994 was $26.1 million, consisting of $3.6 million available under the revolving credit agreement and $22.5 million available under the short-term credit agreement. The maximum available credit unused at December 31, 1993 was $28.1 million.
 Capital expenditures were $4.6 million in 1994, down 6% from 1993 levels and 32% from capital expenditures in 1992. Actual expenditures related primarily to replacement equipment and building improvements. Aerospace-related expenditures accounted for $2.4 million, more than 50% of the total spent in 1994. The Corporation also reduced its fixed asset base through the sale and disposal of excess equipment, the reclassification of former manufacturing property to other assets available for sale and the writedown of impaired assets. The Corporation anticipates increasing its capital expenditures in 1995, from those made in 1994, by approximately 66%, to $7.7 million. Projected expenditures for 1995 are expected to consist primarily of replacement machinery within the Aerospace segment. At December 31, 1994, the Corporation had committed approximately $1.4 million for future expenditures, primarily for machinery and equipment to be used in its operating segments.

 Cash generated from operations is considered to be adequate to meet the Corporation's overall cash requirements for the coming year, including normal dividends, planned capital expenditures, expenditures for environmental programs, debt repayments and other working capital requirements.


REPORT OF THE CORPORATION
=========================
  The consolidated financial statements appearing on pages 14 through 35 of this Annual Report have been prepared by the Corporation in conformity with generally accepted accounting principles. The financial statements necessarily include some amounts that are based on the best estimates and judgments of the Corporation. Other financial information in the Annual Report is consistent with that in the financial statements.

  The Corporation maintains accounting systems, procedures and internal accounting controls designed to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with the appropriate corporate authorization and are properly recorded. The accounting systems and internal accounting controls are augmented by: written policies and procedures; organizational structure providing for a division of responsibil-ities; selection and training of qualified personnel and an internal audit program. The design, monitoring, and revision of internal accounting control systems involve, among other things, management's judgment with respect to the relative cost and expected benefits of specific control measures.

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

  The Audit Committee of the Board of Directors, composed entirely of Directors from outside the Corporation, among other things, makes recommendations to the Board as to the nomination of independent auditors for appointment by stockholders and considers the scope of the independent auditors' examination, the audit results and the adequacy of internal accounting controls of the Corporation. The independent auditors have direct access to the Audit Committee, and they meet with the Committee from time to time with and without management present, to discuss accounting, auditing, internal control and financial reporting matters.


REPORT OF INDEPENDENT ACCOUNTANTS
---------------------------------

To the Board of Directors and Shareholders of Curtiss-Wright Corporation

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, cash flows and stockholders' equity present fairly, in all material respects, the financial position of Curtiss-Wright Corporation and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  As described in Note 16 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," effective January 1, 1994. Also, as described in Notes 7 and 17 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" and Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," effective January 1, 1993.


Price Waterhouse  LLP
Morristown, New Jersey
February 6, 1995


                          CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
                              CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                                                            --------------------------------
(In thousands except per share data)                                                          1994        1993        1992

REVENUES:
Sales....................................................................................   $155,001    $158,864    $179,737
     Rentals and gains (losses) on sales and disposals of real estate and equipment......      7,877       8,101       7,744
     Interest, dividends and gains (losses) on short-term investments, net...............      3,040       2,783       4,291
     Other income, net...................................................................        271         516       1,316
                                                                                            --------    --------    --------
          Total revenues.................................................................    166,189     170,264     193,088
                                                                                            --------    --------    --------
COSTS AND EXPENSES:
     Product and engineering.............................................................    106,324     112,552     122,981
     Selling and service.................................................................      5,368       6,055       7,038
     Administrative and general..........................................................     24,840      27,784      27,275
     Litigation settlement costs.........................................................                 13,915
     Environmental remediation costs.....................................................        499       4,472       1,813
     Restructuring charges...............................................................                  3,626
     Interest............................................................................        401         530       1,264
                                                                                            --------    --------    --------
          Total costs and expenses.......................................................    137,432     168,934     160,371
                                                                                            --------    --------    --------
Earnings before income taxes and cumulative effect of changes in accounting principles...     28,757       1,330      32,717
Provision for income taxes...............................................................      9,210       4,282      11,030
                                                                                            --------    --------    --------
Earnings (loss) before cumulative effect of changes in accounting principles.............     19,547      (2,952)     21,687
Cumulative effect of changes in accounting principles (net of applicable taxes)..........       (244)     (2,671)
                                                                                            --------    --------    --------
          Net earnings (loss)............................................................   $ 19,303    $ (5,623)   $ 21,687
                                                                                            ========    ========    ========
NET EARNINGS PER COMMON SHARE:
     Earnings (loss) before cumulative effect of changes in accounting principles........      $3.86       $(.58)      $4.29
     Cumulative effect of changes in accounting principles...............................       (.05)       (.53)
                                                                                            --------    --------    --------
          Net earnings (loss) per common share...........................................      $3.81      $(1.11)      $4.29
                                                                                            ========    ========    ========

[FN]
    See notes to consolidated financial statements.


                          CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
                                  CONSOLIDATED BALANCE SHEETS

                                                                                                             DECEMBER 31,
                                                                                                         --------------------
(In thousands)                                                                                             1994        1993
ASSETS:
Current assets:
     Cash and cash equivalents........................................................................   $  4,245    $ 20,349
     Short-term  investments..........................................................................     72,200      54,811
     Receivables, net.................................................................................     32,467      27,333
     Income taxes refundable..........................................................................                    255
     Deferred tax asset...............................................................................      8,204       8,882
     Inventories......................................................................................     24,889      22,455
     Other current assets.............................................................................      2,338       2,142
                                                                                                         --------    --------
          Total current assets........................................................................    144,343     136,227
                                                                                                         --------    --------
Property, plant and equipment, at cost:
     Land.............................................................................................      4,655       4,994
     Buildings and improvements.......................................................................     78,680      79,374
     Machinery, equipment and other...................................................................    119,653     124,423
                                                                                                         --------    --------
                                                                                                          202,988     208,791
          Less, accumulated depreciation..............................................................    142,550     137,361
                                                                                                         --------    --------
Property, plant and equipment, net....................................................................     60,438      71,430
Prepaid pension costs.................................................................................     28,092      24,062
Other assets..........................................................................................      5,821       5,228
                                                                                                         --------    --------
          Total assets................................................................................   $238,694    $236,947
                                                                                                         ========    ========


                                                                                                              DECEMBER 31
                                                                                                         --------------------

(In thousands)                                                                                             1994        1993


LIABILITIES:
Current liabilities:
     Current portion of long-term debt................................................................   $  5,354    $    124
     Accounts payable.................................................................................      5,482       3,810
     Accrued expenses.................................................................................      9,768      11,180
     Income taxes payable.............................................................................      2,105
     Other current liabilities........................................................................     13,305      28,401
                                                                                                         --------    --------
          Total current liabilities...................................................................     36,014      43,515
                                                                                                         --------    --------
Long-term debt........................................................................................      9,047      14,426
Deferred income taxes.................................................................................      6,446       6,354
Accrued postretirement benefit costs..................................................................     10,802      10,376
Other liabilities.....................................................................................     17,616      18,045
                                                                                                         --------    --------
          Total liabilities...........................................................................     79,925      92,716
                                                                                                         --------    --------
Contingencies and Commitments (Notes 9, 10, 11 & 19)

STOCKHOLDERS' EQUITY:
Common stock, $1 par value, 12,500,000 authorized, 10,000,000 shares issued (outstanding shares
  5,060,743 for 1994 and 1993)........................................................................     10,000      10,000
Capital surplus.......................................................................................     57,139      57,172
Retained earnings.....................................................................................    275,600     261,356
Unearned portion of restricted stock..................................................................                    (87)
Equity adjustments from foreign currency translation..................................................     (1,622)     (1,862)
                                                                                                         --------    --------
                                                                                                          341,117     326,579
          Less, treasury stock at cost (4,939,257 shares for 1994 and 1993)...........................    182,348     182,348
                                                                                                         --------    --------
          Total stockholders' equity..................................................................    158,769     144,231
                                                                                                         --------    --------
          Total liabilities and stockholders' equity..................................................   $238,694    $236,947
                                                                                                         ========    ========

[FN]
    See notes to consolidated financial statements.


                          CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
                             CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                                                            --------------------------------
(In thousands)                                                                                1994        1993        1992
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)......................................................................   $ 19,303    $ (5,623)   $ 21,687
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
     Cumulative effect of changes in accounting principles...............................        244       2,671
     Litigation settlement costs.........................................................                 13,915
     Depreciation........................................................................     10,883      11,483      11,919
     Net losses on sales and disposals of real estate and equipment......................        855         249         265
     Net gains on short-term investments.................................................     (1,013)       (772)     (2,112)
     Deferred taxes......................................................................        901      (1,502)     (3,793)
     Changes in operating assets and liabilities:
          Proceeds from sales of trading securities......................................    216,992
          Purchases of trading securities................................................   (231,145)
          (Increase) decrease in receivables.............................................    (10,135)      1,072       7,006
          (Increase) decrease in non-current retainages..................................                    889        (117)
          (Increase) decrease in inventories.............................................     (2,400)      2,526       8,307
          Increase (decrease) in progress payments.......................................      4,967      (2,640)     (4,640)
          Increase (decrease) in accounts payable and accrued expenses...................        260      (1,549)     (5,135)
          Increase (decrease) in income taxes payable....................................      2,360      (5,125)      3,426
     Increase in other assets............................................................     (2,922)     (2,836)     (4,505)
     Increase (decrease) in other liabilities............................................     (5,562)      8,224       1,076
     Litigation settlement...............................................................     (8,880)
     Other, net..........................................................................     (2,321)        510        (741)
                                                                                            --------    --------    --------
     Total adjustments...................................................................    (26,916)     27,115      10,956
                                                                                            --------    --------    --------
     Net cash provided (used) by operating activities....................................     (7,613)     21,492      32,643
                                                                                            --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales and disposals of real estate and equipment...........................      1,326         583       2,115
Additions to property, plant and equipment...............................................     (4,609)     (4,914)     (6,752)
Proceeds from sales of short-term investments............................................                140,212     643,951
Purchases of short-term investments......................................................               (155,841)   (633,712)
                                                                                            --------    --------    --------
     Net cash provided (used) by investing activities....................................     (3,283)    (19,960)      5,602
                                                                                            --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term borrowings.......................................................                              4,047
Principal payments on long-term debt.....................................................       (149)     (4,258)    (12,540)
Dividends paid...........................................................................     (5,059)     (5,059)     (5,059)
                                                                                            --------    --------    --------
     Net cash used by financing activities...............................................     (5,208)     (9,317)    (13,552)
                                                                                            --------    --------    --------
Net increase (decrease) in cash and cash equivalents.....................................    (16,104)     (7,785)     24,693
Cash and cash equivalents at beginning of year...........................................     20,349      28,134       3,441
                                                                                            --------    --------    --------
Cash and cash equivalents at end of year.................................................   $  4,245    $ 20,349    $ 28,134
                                                                                            ========    ========    ========

[FN]
    See notes to consolidated financial statements.


                          CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                   EQUITY
                                           COMMON STOCK                             UNEARNED    ADJUSTMENTS
                                       --------------------                        PORTION OF   FROM FOREIGN      TREASURY STOCK
                                         SHARES               CAPITAL   RETAINED   RESTRICTED     CURRENCY     -----------------
(In thousands of dollars)                ISSUED     AMOUNT    SURPLUS   EARNINGS     STOCK      TRANSLATION     SHARES      AMOUNT
                                       ----------   -------   -------   --------      -----     ------------   ---------   --------
December 31, 1991....................  10,000,000   $10,000   $57,099   $255,410     $ (855)      $    776     4,938,807   $182,323

Net earnings.........................                                     21,687
Common dividends.....................                                     (5,059)
Repurchase of common shares..........                               9                     4                          450         25
Amort. of earned portion of
restricted stock.....................                             (46)                  534
Translation adjustments, net.........                                                               (2,007)
                                       ----------   -------   -------   --------      -----     ------------   ---------   --------
December 31, 1992....................  10,000,000   10,000     57,062    272,038       (317)        (1,231)    4,939,257    182,348

Net loss.............................                                     (5,623)
Common dividends.....................                                     (5,059)
Amort. of earned portion of
restricted stock.....................                             110                   230
Translation adjustments, net.........                                                                 (631)
                                       ----------   -------   -------   --------      -----     ------------   ---------   -------
December 31, 1993....................  10,000,000   10,000     57,172    261,356        (87)        (1,862)    4,939,257    182,348

Net earnings.........................                                     19,303
Common dividends.....................                                     (5,059)
Amort. of earned portion of
restricted stock.....................                             (33)                   87
Translation adjustments, net.........                                                                  240
                                       ----------   -------   -------   --------      -----     ------------   ---------   ----
December 31, 1994....................  10,000,000   $10,000   $57,139   $275,600     $--          $ (1,622)    4,939,257   $182,348
                                       ==========   =======   =======   ========      =====     ============   =========   ========

[FN]
    See notes to consolidated financial statements.


                          CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.
==============================================

A. PRINCIPLES OF CONSOLIDATION.
    The financial statements present the consolidated accounts of Curtiss-Wright Corporation and all majority owned subsidiaries (the Corporation), after elimination of all significant intercompany transactions and accounts.

B. CASH EQUIVALENTS.
    Cash equivalents consist of money market funds, commercial paper and treasury bills that are readily convertible into cash, all with original maturity dates of three months or less.

C. PROGRESS PAYMENTS.
    Progress payments received under U. S. Government prime contracts and subcontracts have been deducted from receivables and inventories as disclosed in the appropriate following notes. With respect to such contracts, the government has a lien on all materials and work in process to the extent of progress payments.

D. REVENUE RECOGNITION.
    The Corporation records sales and related profits within its Aerospace and Industrial segments, as units are shipped, services are rendered, or as engineering benchmarks are achieved. Sales and estimated profits under long-term military contracts within the Flow Control and Marine segment are recognized under the percentage of completion method of accounting. Profits are recorded pro rata, based upon current estimates of direct and indirect manufacturing and engineering costs to complete such contracts.

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

E. PROPERTY, PLANT AND EQUIPMENT.
    Property, plant and equipment are carried at cost. Major renewals and betterments are added to the fixed asset accounts while maintenance and repairs that do not improve or extend the life of the assets are expensed in the period they occur.

    Depreciation is computed using principally the straight-line method based upon the estimated useful lives of the respective assets.

F. INCOME TAXES.
    Current provisions for income taxes consist of federal, foreign, state and local income taxes and include deferred tax provisions and the benefits of loss carryforwards, where applicable.


    The Corporation currently accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109), which was adopted on January 1, 1993. Information related to this adoption appears in Note 7. For years prior to 1993, income taxes were accounted for in accordance with Statement of Financial Accounting Standards No. 96, "Accounting for Income Taxes."

G. FINANCIAL INSTRUMENTS AND CREDIT RISK.
    Financial Instruments: The financial instruments with which the Corporation is involved are primarily of a traditional nature. The Corporation's cash equivalents are invested in primarily high quality money market mutual funds. Short-term investments consist primarily of money market preferred stocks, investment grade debt instruments and common equity securities. The Corporation has limited participation in derivative trading securities as defined under Statement of Financial Accounting Standards No. 119, "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments," consisting of the forward currency exchange contracts and commitments to purchase stocks, discussed below.

    The Corporation had one forward currency exchange contract outstanding at December 31, 1994 and 1993 to hedge its exposure to foreign currency fluctuations on short-term Canadian securities. The carrying value of the asset and related forward contract were $3,100,000 and $3,452,000, respectively, at December 31, 1994 and $3,249,000 and $3,424,000, respectively at December 31, 1993. While forward exchange contracts affect the Corporation's results of operations, they do so only in connection with the underlying transaction. As a result, the Corporation is not subject to material risk from exchange rate movements, because gains and losses on these contracts generally offset losses and gains on the transaction being hedged.

    The Corporation has made commitments to purchase common stock of utility companies. At December 31, 1994, the Corporation had outstanding commitments to purchase 382,000 shares of common stocks having an aggregate cost of $9,192,000 and an aggregate market value of $9,220,000. Correspondingly, the Corporation held investments in 387,000 shares of other common stocks of utility companies having an aggregate cost of $9,580,000 and an aggregate market value of $9,267,000.

    Fair Value of Financial Instruments: The carrying value of the Corpora-tion's cash and cash equivalents approximates fair value because of the short maturity of those instruments. The fair market value of short-term invest-ments are determined based on quoted market prices for those investments. Additional information concerning the market and carrying value of short-term investments appears in Note 2. The carrying value of the Corporation's long-term debt is considered to approximate its fair market value.

    Credit Risk: Credit risk is generally diversified due to the large number of entities comprising the Corporation's customer base and their geographic dispersion. The largest single customer represented 6% of the total outstanding billed receivables at December 31, 1994 and 10% of the total outstanding billed receivables at December 31, 1993. The Corporation performs ongoing credit evaluations of its customers and establishes appropriate allowances for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information.


H. EARNINGS PER SHARE.
    Earnings per share were computed by dividing the applicable amount of earnings by the weighted average number of common shares outstanding during each year (5,061,000 shares in each year). The Corporation has outstanding stock options at December 31, 1994 and December 31, 1993 as reported in
Note 12. The assumed exercise of these stock options had an immaterial dilutive effect on earnings per share for 1994 and an anti-dilutive effect on earnings per share for 1993.

2. SHORT-TERM INVESTMENTS.
==========================
    Effective January 1, 1994, the Corporation began accounting for its short-term investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115). This statement requires that the Corporation's investments in equity securities be classified as "trading securities" or "available for sale securities." The Corporation's short-term investments are comprised of marketable equity and non-equity securities, all classified as trading securities at December 31, 1994, under SFAS No. 115 and accordingly, net unrealized holding gains and losses for trading securities were included in net earnings for 1994. Net realized gains and losses are determined on the specific identification cost basis.
    In accordance with SFAS No. 115, short-term investments at December 31, 1994 are carried at fair value, which is based on quoted market prices for these investments. The adoption of SFAS No. 115 did not have a material effect on the Corporation's results of operations or financial condition. Short-term investments at December 31, 1993 were carried at the aggregate of lower of cost or market value.
                                          1994                     1993
                                 ----------------------     -------------------
(In thousands)                    COST       FAIR VALUE      COST       MARKET
                                 -------     ----------     -------     -------
Marketable securities            $72,750      $ 72,200      $54,811     $54,869
                                 =======     ==========     =======     =======

Investment Income consists of:
                                               1994         1993        1992
                                             ---------     --------    -------
Net realized gains on the sale of
marketable securities                        $  1,563      $   772     $2,112
Interest and dividend income, net               2,027        2,011        206
Net unrealized holding losses                    (550)
                                            ----------     -------     -------
Total investment income, net                    3,040        2,783      2,318
Interest on tax refunds                                                 1,973
                                            ----------     -------     -------
Interest, dividends & gains (losses)
on short-term investments, net               $  3,040      $ 2,783     $4,291
                                            ==========     =======     =======


3. RECEIVABLES.
===============
    Receivables at December 31 include amounts billed to customers and unbilled charges on long-term contracts consisting of amounts recognized as sales but not billed. Substantially all amounts of unbilled receivables are expected to be billed and collected in the subsequent year. The composition of receivables is as follows:

(In thousands)                                             1994        1993
                                                         --------    --------
Billed Receivables:
U.S. Government receivables                              $ 2,403     $ 4,581
Less: progress payments applied                              711       1,781
                                                         --------    --------
Net U. S. Government receivables                           1,692       2,800
                                                         --------    --------
Commercial and other receivables                          25,718      20,423
Less: progress payments applied                            3,753       2,327
                                                         --------    --------
Net commercial and other receivables                      21,965      18,096
                                                         --------    --------
Allowance for doubtful accounts                             (694)       (893)
                                                         --------    --------
Net receivables billed                                    22,963      20,003
                                                         ========    ========
Unbilled Receivables:
Recoverable costs & est. earnings not billed              27,084      20,265
Less: progress payments applied                           17,580      12,935
                                                         --------    --------
Net unbilled charges on long-term contracts                9,504       7,330
                                                         --------    --------
Total receivables, net                                   $32,467     $27,333
                                                         ========    ========

4. INVENTORIES.
===============
    Inventories are valued at the lower of cost (principally average cost) or market. The composition of inventories is as follows:

(In thousands)                                             1994        1993
                                                         --------    --------
Raw material                                             $ 4,195     $ 5,626
Work-in-process                                            9,819       8,012
Finished goods                                             3,477       3,775
Inventoried costs related to U. S. Government and
other long-term contracts                                 10,049       7,727
                                                         -------     -------
Gross inventories                                         27,540      25,140
Less: progress payments applied, principally related
to long-term contracts                                     2,651       2,685
                                                         -------     -------
Net inventories                                          $24,889     $22,455
                                                         =======     =======


5. OTHER ASSETS.
================
    The Corporation has various undeveloped tracts of land and former manufacturing properties which are no longer used in operations. These properties are considered available for sale and as such are carried at their lower of cost or net realizable values. In 1994, the Corporation reclassified from property, plant and equipment a shot peening facility located in Long Island, New York, adjusted the carrying value of its property in Ontario, Canada and sold small tracts of land located in Nevada and New Jersey. The composition of other assets at December 31 is as follows:

(In thousands)                                   1994        1993
                                               -------     -------
Property held for sale                         $ 5,002     $ 4,432
All other                                          819         796
                                               -------     -------
Total other assets                             $ 5,821     $ 5,228

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES.
    Accrued expenses at December 31 consist of the following:

(In thousands)                                  1994        1993


Accrued compensation                           $ 3,607     $ 3,275
Accrued taxes other than income taxes            1,072         738
Accrued insurance                                1,659       1,860
All other                                        3,430       5,307
                                               -------     -------
Total accrued expenses                         $ 9,768     $11,180
                                               =======     =======

  Other current liabilities at December 31 consist of the following:

(In thousands)                                  1994        1993

Current portion of environmental reserves      $ 4,982     $ 6,980
Anticipated losses on long-term contracts        1,920       2,878
Litigation settlement                                        8,880
Other litigation reserves                        3,101       3,254
Restructuring reserves                             744       3,626
All other                                        2,558       2,783
                                               -------     -------
Total other current liabilities                $13,305     $28,401
                                               =======     =======

7. INCOME TAXES.
================
   Effective January 1, 1993, the Corporation adopted SFAS No. 109, "Accounting for Income Taxes." It requires an asset and liability approach for financial accounting and reporting for deferred income taxes. Pursuant to SFAS No. 109, the Corporation recognized a net tax benefit of $5,861,000 in 1993 (of which $3,764,000 or $.74 per share was recognized as a cumulative effect of changes in accounting principles), primarily from the utilization of its capital loss carryforward, and correspondingly recorded a valuation allowance to offset this deferred tax asset, based on management's assessment of the likely realization of future capital gain income. During 1994, the Corporation realized


$1,697,000 of capital gain income resulting in a reduction to the valuation allowance of $594,000. An additional valuation of $193,000 was recorded for an unrealized loss on securities. The net valuation allowance decreased by $401,000. The Corporation had available, at December 31, 1994, net capital loss carryforwards of $11,110,000 and $3,940,000 that will expire on December 31, 1995 and December 31, 1997, respectively.

   Earnings (loss) before income taxes and cumulative effect of changes in accounting principles for domestic and foreign operations are:

(In thousands)                                   1994        1993        1992
                                               --------    --------    --------
Domestic                                       $24,009     $(1,639)    $28,246
Foreign                                          4,748       2,969       4,471
                                               --------    --------    --------
Total                                          $28,757     $ 1,330     $32,717
                                               ========    ========    ========

   The provisions for taxes on earnings before cumulative effect of changes in accounting principles consist of:

(In thousands)                                   1994        1993        1992
                                               --------    --------    --------
Federal income taxes currently payable         $ 4,755     $ 3,100     $11,367
Foreign income taxes currently payable           1,991       1,035       1,531
State & local income taxes currently payable       668       1,411       1,925
Deferred income taxes                            1,603      (5,303)     (3,130)
Adj. for deferred tax liability rate change                    453        (663)
Federal income tax on net capital gains            594         367         998
Utilization of capital loss carryforward          (594)       (367)       (998)
Valuation allowance                                193       3,586
                                               --------    --------    --------
                                               $ 9,210     $ 4,282     $11,030
                                               ========    ========    ========

   The rates used in computing the provision for federal income taxes vary from the U. S. Federal statutory tax rate principally due to the following:

                                                       1994     1993      1992
                                                      ------    ------   ------
U. S. Federal statutory tax rate                       35.0%     35.0%    34.0%
Add (deduct):
Utilization of capital loss carryforward               (2.1)    (78.8)    (3.6)
Dividends received deduction & tax exempt dividends    (1.9)    (85.9)    ( .3)
Inc (dec) in deferred tax liab. for chg in tax rate              34.0     (2.0)
State and local taxes                                   2.3     106.1      5.9
Valuation allowance                                      .7     269.7
All other                                              (2.0)     41.9      (.3)
                                                      ------    ------   ------
                                                       32.0%    322.0%    33.7%
                                                      ======    ======    =====


    The components of the Corporation's deferred tax assets and liabilities at December 31 are as follows:

(In thousands)                                             1994        1993
                                                         --------    --------
Deferred tax assets:
Environmental clean-up                                   $ 7,323     $ 8,688
Postretirement/employment benefits                         3,912       3,632
Inventories                                                2,032       1,665
Facility closing costs                                     1,081       1,290
Legal matters                                              1,147       1,190
Net capital losses and tax carryforward                    5,460       5,861
Other                                                      4,158       4,460
                                                         --------    --------
Total deferred tax assets                                 25,113      26,786
                                                         --------    --------
Deferred tax liabilities:
Pension                                                    9,830       8,414
Depreciation                                               6,600       7,733
Contracts in progress                                                  1,030
Other                                                      1,465       1,220
                                                         --------    --------
Total deferred tax liabilities                            17,895      18,397
                                                         --------    --------
Deferred tax asset valuation allowance                    (5,460)     (5,861)
                                                         --------    --------
Net deferred tax assets                                  $(1,758)    $(2,528)
                                                         ========    ========

    Deferred tax assets and liabilities are reflected on the Corporation's consolidated balance sheets as follows:

(In thousands)                                              1994        1993
                                                          --------    --------
Current deferred tax assets                               $(8,204)    $(8,882)
Non-current deferred tax liabilities                        6,446       6,354
                                                          --------    --------
Net deferred tax assets                                   $(1,758)    $(2,528)
                                                          ========    ========

    Income tax payments of $7,586,000 were made in 1994, $10,491,000 in 1993, and $18,100,000 in 1992.

    At December 31, 1994, the balance of undistributed earnings of foreign subsidiaries was $538,000. It is presumed that ultimately these earnings will be distributed to the Corporation. The tax effect of this presumption was determined by assuming that these earnings were remitted to the Corporation in the current period and that the Corporation received the benefit of all available tax planning alternatives and available tax credits and deductions. Under these two assumptions, no Federal income tax provision was required.



8. LONG-TERM DEBT.
==================
    Long-term debt at December 31 consists of the following:

(In thousands)                                            1994        1993
                                                         -------     -------
Industrial Revenue Bonds and
 Notes -- principal and interest payments
 due from 1995 to 2007. Weighted average
 interest rate is 2.82% and 2.52% per annum
 for 1994 and 1993, respectively                         $14,401     $14,550
Less, portion due within one year                          5,354         124
                                                         -------     -------
                                                         $ 9,047     $14,426
                                                         =======     =======

    Aggregate maturities of long-term debt are as follows:

     (In thousands)
     1995                                  $5,354
     2000 and subsequent                    9,047

    Interest payments of approximately $294,000, $573,000 and $1,429,000 were made in 1994, 1993 and 1992, respectively.

9. CREDIT AGREEMENTS.
=====================
    The Corporation has two credit agreements in effect aggregating $45,000,000 with a group of four banks. The Revolving Credit Agreement commits a maximum of $22,500,000 to the Corporation for cash borrowings and letters of credit. The unused credit available under this facility at December 31, 1994 was $3,646,000. The commitments made under the Revolving Credit Agreement expire in October 1997, but may be extended annually for successive one year periods with the consent of the bank group. The Corporation also has in effect a Short Term Credit Agreement which allows for cash borrowings of $22,500,000, all of which was available at December 31, 1994. The Short Term Credit Agreement expires October 29, 1995. At expiration the Short Term Credit Agreement may be extended, with the consent of the bank group, for an additional period not to exceed 300 days. No cash borrowings were outstanding at December 31, 1994 or December 31, 1993. The Corporation is required under these Agreements to maintain certain financial ratios, and meet certain net worth and indebtedness tests for which the Corporation is in compliance. Under the provisions of the Agreements, retained earnings of $26,024,000 were available for cash dividends and stock acquisitions at December 31, 1994.

    At December 31, 1994 substantially all of the industrial revenue bond issues are collateralized by real estate, machinery and equipment. Certain of these issues are supported by letters of credit which total approximately $13,400,000. The Corporation has various other letters of credit outside the Revolving Credit Agreement totaling approximately $614,000.




10. LEGAL MATTERS.
==================
    In early 1994 Curtiss-Wright's wholly-owned subsidiary, Target Rock Corporation, effectuated a settlement of $17,500,000 in connection with a 1990 law suit initiated by the U.S. Government in the U.S. District Court for the Eastern District of New York. The suit asserted claims totaling approximately $114,000,000 under the False Claims Act and at common law in connection with embezzlements from Target Rock by certain former employees and alleged mis-charging of labor hours to Government subcontracts by those former employees.
    The settlement amount to the Government was offset by $8,035,000 of Target Rock receivables, the payment of which had been withheld by a customer at the direction of the Government, and by a small credit previously applied. The cash portion of the settlement amounted to $8,880,000 and was included in "other current liabilities" at December 31, 1993. (See Note 6.) The settle-ment, net of insurance proceeds previously received under policy, the small credit and applicable tax benefits, reduced consolidated net earnings for the fourth quarter and the full year of 1993 by $8,600,000 of $1.70 per share.

11. CONTINGENCIES.
==================
    The Corporation is involved in various litigations, claims and adminis-trative proceedings, including the matter discussed below, arising in the normal course of business. Based on the advice of counsel, management believes that recovery or liability with respect to these matters would not have a material effect on the financial condition or the results of operations of the Corporation for any year.
    The Corporation is defending a class action instituted in the United States District Court for the District of New Jersey by the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America and its Locals 300 and 699 (collectively the "Union"), and five former employees of the Corporation. The Union alleges that the Corporation's termination of medical benefits to retirees of the Wood-Ridge facility constituted a breach of its collective bargaining agreement. The individual plaintiffs, representing union employees as a class, allege that the termination of their benefits was contrary to the terms of the plan and in breach of alleged written and oral promises to provide them with benefits for life. The Corporation denies the substantive allegations of the plaintiffs' claims. The case was tried without a jury during the summer of 1994, but the trial judge has not yet announced a decision.

12. CAPITAL STOCK AND STOCK OPTIONS.
====================================
    The Corporation has authorized 650,000 shares of $1 par value preferred stock (none issued), and 12,500,000 shares of $1 par value common stock.

    Stock Option Plan: Under the 1985 Stock Option Plan as amended November 16, 1993, there are 175,000 shares of common stock reserved in treasury, until February 13, 1995, for issuance to key employees. The Corporation granted non-qualified stock options, to certain key employees, in 1994 and 1993, to purchase shares of common stock totaling 51,625 and 43,400, respectively, at prices of $36.00 and $32.44 per share, respectively, the market prices on the dates of the grants. The options expire ten years after the date of grant, and are exercisable as follows:
    Up to one-third of the grant after one full year, up to two-thirds of the grant after two full years and in full three years from the date of grant. As of December 31, 1994, all stock options remained outstanding.


    Restricted Stock Purchase Plan: Under a Restricted Stock Purchase Plan approved by the stockholders in 1989, 400,000 shares of common stock were reserved for sale until December 31, 1998 to selected key employees. No options were granted under this Plan in 1994, 1993 or 1992. The Corporation repurchased 450 shares of outstanding restricted stock in 1992. At December 31, 1994, 331,835 shares of common stock are available under this Plan.

13. ENVIRONMENTAL COSTS.
========================
    The Corporation has other non-current liabilities consisting primarily of environmental obligations which totaled $15,550,000 at December 31, 1994 and
$18,045,000 at December 31, 1993.
    The Corporation recognized expenses of $499,000, $4,472,000 and $1,813,000 in 1994, 1993 and 1992, respectively. Inclusive in these amounts recognized are provisions for future remedial costs and costs for engineering, evaluation and consulting.
    During 1994 the Corporation paid $2,262,000 for remediation for the Corporation's Wood-Ridge, New Jersey property where in 1990 a provision of $21,000,000 was established. Some progress has been made in the remediation of this site, although most effort to date has been directed at determinating the nature and extent of contamination and in identifying suitable remediation methods. However, the New Jersey Department of Environmental Protection and Energy (NJDEPE) has conditionally approved soil and water remediation plans submitted by the Corporation, so that large scale remediation efforts will now begin.
    Remediation efforts at other Corporation owned sites totaled $861,000 in 1994, all charged to reserves previously established.
    The Corporation and other members of a group of potentially responsible parties ("PRP's") associated with Caldwell Trucking Company Superfund Site each paid $1,100,000 in 1994 for past EPA costs and to begin soil remediation on the Fairfield, New Jersey site. This PRP Group is operating under an EPA Consent Decree and two EPA Administrative Orders that obligated them to reimburse certain past costs, to remediate the site, and to conduct some additional groundwater and natural resources study and remediation.
    The Corporation is one of a number of defendants in environmental suits by both the State of New Jersey and the Federal government relating to the Sharkey Landfill Superfund site in Parsippany, New Jersey. Remediation of the site is in progress pursuant to a Consent Order entered in settlement of both suits, and the various defendants and other responsible parties have gone through an allocation process in which each party's share in the potential liability has been fixed. Although the two law suits have been settled as they relate to the liability of the primarily responsible parties, they remain open as against a number of additional parties from whom contribution is being sought.

    Other potentially significant environmental matters in which the Corpor-ation is involved are the Chemsol, Inc. Superfund site, Piscataway, New Jersey and the Pfohl Brothers Landfill site, Cheektowaga, New York. Little progress has been made in 1994 regarding these sites and determination of the level of the Corporation's involvement or possible change in estimated liability.

    The Corporation establishes a reserve for a potential environmental responsibility when it concludes that a determination of legal liability is probable, and then in an amount (if such an amount can be determined) that reflects the Corporation's estimate of the amount of that liability. If only a range of potential liability amounts can be estimated, the reserve will be set at the low end of such range. Subject to these limitations, reserve totals

reflect the anticipated gross cost to the Corporation. It is believed the outcome of any of these matters would not have a material adverse effect on the Corporation's results of operations or financial condition. These reserves represent today's values of anticipated remediation not recognizing any recovery from third party legal actions, and are not discounted as permitted under certain conditions.

14. RESTRUCTURING CHARGES.
==========================
    The Corporation recorded restructuring charges of $3,626,000 in 1993 for the closing of its composites facility in Texas, consolidation of two east coast shot-peening facilities and to provide for the expected sale of its Buffalo Extrusion Facility. Reserves of $744,000 remain at December 31, 1994 primarily for anticipated carrying costs during the sale process of company owned properties. However, the timing of completion for these sale processes cannot accurately be determined. The following table sets forth the components of the 1993 restructuring charge and the related reserves at December 31, 1993 and 1994, respectively:

                                                   CASH       NON-CASH
(In thousands)                          1993      CHARGES     CHARGES    1994
                                       -------    -------     -------   -------
Write-down of fixed assets to net
 realizable value                      $2,666      $  82      $(2,748)
Loss on operations through disposal
 date                                     386       (270)                  $116
Facility closure costs                    245         (9)         392       628
Write-down of inventory                   159                    (159)
Severance                                 170        (20)        (150)
                                       -------    -------     -------   -------
Total                                  $3,626      $(217)    $ (2,665)  $   744
                                       =======    =======     ========  =======

15. RESEARCH AND DEVELOPMENT COSTS.
===================================
    Research and development expenditures of the Corporation amounted to approximately $1,196,000, $1,420,000 and $1,626,000 in 1994, 1993 and 1992,
respectively. These expenditures were for Corporation-sponsored activities, and were included in product and engineering costs.

16. POSTEMPLOYMENT BENEFITS.
============================
    Effective January 1, 1994, Curtiss-Wright adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS No. 112). This statement requires that provision be made for benefits applicable to former or inactive employees, after employment but before retirement. These benefits primarily include severance benefits and disability-related items. Under the new accounting rules, the Corporation recorded a projected obligation for these benefits of $375,000. This obligation resulted in an after-tax charge to earnings for the first quarter of 1994 of $244,000 or $.05 per share.

17. POSTRETIREMENT BENEFITS.
============================
   Effective January 1, 1993, the Corporation adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" (SFAS No. 106), which changed the Corporation's method of accounting for retiree health care.
The new standard requires benefits to be accrued over the employee's service period until the employee becomes fully eligible to receive benefits, assuming that the Corporation will continue these benefits indefinitely.
    The Corporation provides postretirement benefits, consisting only of health-care benefits, covering the majority of its employees. However, the benefits are not vested and as such are subject to modification or termination in whole or in part. The Corporation does not prefund its postretirement health-care benefits and expects to continue to fund these benefits on a pay-as-you-go basis. Previously, these benefits were expensed when cash payments were made. The actual payments made to provide certain non-vested health-care benefits for specific groups of retired employees totaled $491,000, $358,000 and $450,000 in 1994, 1993 and 1992, respectively.
    The adoption of SFAS No. 106 resulted in recognition of the full transition obligation of $9,750,000 for 1993. Net expenses for the retiree health-benefit plans for the years ended December 31, 1994 and 1993 included the following components:

(In thousands)                                    1994     1993
                                                  ----     ----
Service cost -benefits attributed to service
 during the period                                $328     $282
Interest cost on accumulated post-retirement
 benefit obligation                                589      702
                                                  ----     ----
Net periodic postretirement-benefit cost          $917     $984
                                                  ====     ====

    The following table sets forth the actuarial present values of benefit obligations and funded status at December 31, 1994 and December 31, 1993, for the Corporation's domestic plans:

(In thousands)                                         1994        1993
                                                     -------     -------
Actuarial present value of benefit obligations:
Retired employees                                    $ 5,357     $ 6,929
Active employees -- fully eligible                       886       1,253
Other active                        $328     $282
Interest cost on accumulated post-retirement
 benefit obligation                                589      702
                                                  ----     ----
Net periodic postretirement-benefit cost          $917     $984
                                                  ====     ====

    The following table sets forth the actuarial present values of benefit obligations and funded status at December 31, 1994 and December 31, 1993, for the Corporation's domestic plans:

(In thousands)                                         1994        1993
                                                     -------     -------
Actuarial present value of benefit obligations:
Retired employees                                    $ 5,357     $ 6,929
Active employees -- fully eligible                       886       1,253
Other active employees                                 2,134       1,863
                                                     -------     -------
Accumulated postretirement-benefit obligation          8,377      10,045
Unrecognized net gain from past experience
 different from that assumed and from
 changes in assumptions                                2,425         331
                                                     -------     -------
Accrued postretirement-benefit cost                  $10,802     $10,376
                                                     =======     =======

    The weighted average discount and health-care cost trend rates used in determining the accumulated postretirement-benefit obligation and periodic postretirement-benefit cost are as follows:


                                                  1994      1993
                                                 -------   -------
Weighted average discount rate                    8.00 %    6.50 %
Assumed health care cost trend rates:
Current                                           10.22%    10.61%
Ultimate                                           5.50%     5.50%
Years to ultimate                                    13        14

    The effect of a 1% increase in health-care cost trends would result in an increase to the accumulated postretirement-benefit obligation as of December 31, 1994 of $806,000 and an increase in the net periodic post-retirement-benefit cost for the year then ended of $126,000.

18. PENSION AND RETIREMENT PLANS.
=================================
    Effective September 1, 1994, the Corporation amended its retirement plan, merging the retirement plans of two subsidiaries into the new Curtiss-Wright Corporation Retirement Plan. The new plan continues to cover substantially all employees while offering improved benefits for most employees, and reducing the administrative costs associated with multiple plans. The amended plan remains a defined-benefit plan, eliminates all employee contributions and provides future service benefits calculated using the five highest consecutive years' compensation during the last ten years of service and a "cash balance" benefit.

    In addition, all participants of the former contributory plans will receive an accrued benefit based upon service as of August 31, 1994, adjusted to reflect future compensation growth. Employees are eligible to participate in this plan after one year of service and are vested in the defined-benefit portion after five years of service. Vesting in the "cash balance" portion occurs at 20% per year, reaching 100% vesting at five years of service.

    Prior to September 1, 1994, the Corporation and its U.S. subsidiaries had contributory defined-benefit pension and retirement plans covering substantially all employees. The contributory plans' benefits were generally based on length of service and on the highest five consecutive years' compensation during the last ten years of service while benefit payments for employees covered under non-contributory provisions of the plans were based on fixed amounts for each year of service. Employees had been eligible to participate in these plans at the time of employment and were vested after five years of service. Employees of foreign operations continue to participate in various local plans.

    The Corporation's funding policy is to provide contributions within the limits of deductibility under current tax regulations, thereby accumulating funds adequate to provide for all accrued benefits. At December 31, 1994, the amended retirement plan is overfunded so that plan assets exceed accumulated benefit obligations. All domestic plans were also overfunded at December 31, 1993.

    The Corporation had pension credits in 1994, 1993 and 1992 of $4,016,000, $3,029,000 and $3,738,000, respectively, for domestic plans and had foreign pension costs in 1994, 1993 and 1992 under defined contribution retirement plans of $188,000, $170,000 and $181,000, respectively. The funded status of the Corporation's domestic plans at December 31 are set forth in the following table:


(In thousands)                                             1994         1993
                                                         --------     --------
Actuarial present value of benefit obligations:
Vested                                                   $104,349     $120,718
Nonvested                                                   1,485        1,662
                                                         --------     --------
Accumulated benefit obligation                            105,834      122,380
Impact of future salary increases                           1,550        2,194
                                                         --------     --------
Projected benefit obligation                              107,384      124,574
Plan assets at fair value                                 169,597      187,462
                                                         --------     --------
Plan assets in excess of projected benefit obligation      62,213       62,888
Unrecognized net gain                                     (22,693)     (26,501)
Unrecognized prior service cost                              (220)          40
Unrecognized net transition asset                         (11,208)     (12,365)
                                                         --------     --------
Prepaid pension cost                                     $ 28,092     $ 24,062
                                                         ========     ========

    At December 31, 1994, approximately 44% of the plans' assets are invested in debt securities, including a small portion in U.S. Government issues. Other plan assets are invested in equity securities comprising approximately 53% with the remainder of the assets in cash equivalents.

    Included in earnings is net pension income for 1994, 1993 and 1992 comprised of the following:

(In thousands)                         1994        1993        1992
                                      --------    --------    --------
Service costs -- benefits earned
during the period                      $2,623     $ 1,445     $ 1,122
Interest cost on projected benefit
 obligations                            7,706       7,910       7,452
Actual return on plan assets            3,301     (17,762)     (8,511)
Net amortization and deferral         (17,646)      5,378      (3,801)
                                      --------    -------     --------
Net pension income                    $(4,016)    $(3,029)    $(3,738)
                                      ========    ========    ========

    The major assumptions used in accounting for the Corporation's defined-benefit pension and retirement plans at December 31 are as follows:

                                                     1994    1993    1992
                                                     -----   -----   -----
Discount rate                                         8.0%    6.5%    6.5%
Rate of increase in future compensation levels        4.5%    4.5%    4.5%
Expected long-term rate of return on plan assets      8.0%    7.0%    7.0%

    Net pension income is determined using the assumptions as of the beginning of the year. The funded status is determined using the assumptions as of the end of the year.



19. LEASES.
===========
    Buildings and Improvements Leased to Others: The Corporation leases certain of its buildings and related improvements to outside parties under non-cancellable operating leases. Cost and accumulated depreciation of the leased buildings and improvements at December 31, 1994, were $50,629,000 and $42,713,000, respectively, and at December 31, 1993, were $49,576,000 and $41,734,000, respectively.

    Facilities Leased from Others: The Corporation conducts a portion of its operations from leased facilities, which include manufacturing plants, administrative offices and warehouses. In addition, the Corporation leases automobiles and office equipment under operating leases. Rental expenses for all operating leases amounted to approximately $1,840,000 in 1994, $1,815,000 in 1993 and $2,102,000 in 1992.
    At December 31, 1994, the approximate future minimum rental income and commitment under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

                                        RENTAL        RENTAL
(In thousands)                          INCOME      COMMITMENT
                                        -------     ----------
1995                                    $ 4,418       $1,386
1996                                      3,560        1,193
1997                                      2,746        1,002
1998                                      1,769          792
1999                                      1,180          472
2000 and beyond                          10,885          984
                                        --------      -------
                                        $24,558       $5,829
                                        ========      =======

20. INDUSTRY SEGMENTS.
======================
    The Corporation operates principally in three industry segments as described on pages 9 through 13.

    Consolidated Industry Segment Information:

(In millions)                             1994       1993       1992
                                         -------    -------    -------
SALES AND OTHER REVENUES:
Aerospace                                $ 83.5     $ 96.9     $111.9
Industrial                                 45.8       37.2       37.5
Flow Control and Marine                    25.7       24.7       30.3
                                         ------     ------     ------
Total sales                               155.0      158.8      179.7
Rental revenues                             8.7        8.3        8.0
Other revenues                              2.5        3.2        5.4
                                         ------     ------     ------
   Total sales and other revenues        $166.2     $170.3     $193.1
                                         ======     ======     ======



PRE-TAX EARNINGS FROM OPERATIONS:          1994       1993       1992
                                         ------     ------     ------
Aerospace                                $ 15.8     $ 15.4     $ 23.0
Industrial                                  7.2        2.6        5.1
Flow Control and Marine                     3.5        2.0        3.6
                                         ------     ------     ------
Total segments                             26.5       20.0       31.7
Provision for legal settlement                       (13.9)
Net pension income                          4.0        3.0        3.7
Rental earnings                             2.9        2.8        1.7
Other earnings                              1.6        3.1        6.6
Other expenses                             (5.8)     (13.2)      (9.7)
Interest expense                            (.4)       (.5)      (1.3)
                                         ------     ------     ------
   Total pre-tax earnings                $ 28.8     $  1.3     $ 32.7
                                         ======     ======     ======

IDENTIFIABLE ASSETS:
Aerospace                                $ 59.5     $ 63.8     $ 74.9
Industrial                                 33.0       31.1       30.8
Flow Control and Marine                    22.0       25.1       30.7
                                         ------     ------     ------
Total segments                            114.5      120.0      136.4
Cash and short-term investments            76.4       75.2       67.5
Other general and corporate                47.8       41.7       35.0
                                         ------     ------     ------
   Total assets at December 31           $238.7     $236.9     $238.9
                                         ======     ======     ======

CAPITAL EXPENDITURES:
Aerospace                                $  2.4     $  2.6     $  3.2
Industrial                                   .7         .6        1.4
Flow Control and Marine                      .5         .8        1.2
                                         ------     ------     ------
Total segments                              3.6        4.0        5.8
General and corporate                       1.0         .9        1.0
                                         ------     ------     ------
   Total capital expenditures            $  4.6     $  4.9     $  6.8
                                         ======     ======     ======

DEPRECIATION:
Aerospace                                $  5.6     $  6.3     $  6.5
Industrial                                  2.9        2.6        2.4
Flow Control and Marine                     1.4        1.5        1.8
                                         ------     ------     ------
Total segments                              9.9       10.4       10.7
General and corporate                       1.0        1.0        1.2
                                         ------     ------     ------
   Total depreciation                    $ 10.9     $ 11.4     $ 11.9
                                         ======     ======     ======

    Flow Control and Marine sales included one customer that accounted for 10%, 10% and 8% of total sales in 1994, 1993 and 1992, respectively. Aerospace sales did not include any customers which exceeded 10% of total sales in 1994. However, there was one customer that accounted for 11% and 12% of total sales in 1993 and 1992, respectively. Industrial sales did not include any customer exceeding 10% of total sales in those respective periods.


    Revenues from major product lines consist of:

                                           1994     1993     1992
                                           -----    -----    -----
Actuation & control systems & components    32 %     37 %     36 %
Shot-peening and peen-forming               30       27       28
Valves                                      15       14       13
All others                                  23       22       23
                                           ----     ----     ----
                                           100 %    100 %    100 %
                                           ====     ====     ====

    Direct sales to the U.S. Government and sales for U.S. and Foreign government end use accounted for 31%, 34% and 36% of total sales in 1994, 1993 and 1992, respectively, and were included in all segments as follows:

(In thousands)                         1994        1993        1992
                                      -------     -------     -------
Aerospace                             $27,200     $35,500     $41,700
Flow Control and Marine                16,800      16,900      20,600
Industrial                              3,700       2,000       3,300
                                      -------     -------     -------
   Total military sales               $47,700     $54,400     $65,600
                                      =======     =======     =======

    Geographic revenues and earnings are as follows:

(In thousands)                        1994         1993         1992
                                    --------     --------     --------
Revenues:
United States                       $144,140     $148,422     $164,917
Europe                                18,486       18,004       22,731
Canada                                 3,563        3,838        5,440
                                    --------     --------     --------
   Total                            $166,189     $170,264     $193,088
                                    ========     ========     ========

Pre-tax earnings (loss):
United States                       $ 24,009     $ (1,639)    $ 28,246
Europe                                 4,273        2,260        3,683
Canada                                   475          709          788
                                    --------     --------     --------
   Total                            $ 28,757     $  1,330     $ 32,717
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


                  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
                  -------------------------------------------

(In thousands except per share data)                                                 First       Second      Third       Fourth
1994 QUARTERS:
Sales                                                                               $ 38,538    $ 37,489    $ 38,792    $ 40,182
Other revenues                                                                         3,123       2,937       3,109       2,019
Gross profit                                                                          12,446      13,191      11,675      13,122

Earnings before cumulative effect of changes in accounting principles               $  4,305    $  5,325    $  4,167    $  5,750
Cumulative effect of changes in accounting principles                                   (244)
                                                                                    --------    --------    --------    --------
Net earnings                                                                        $  4,061    $  5,325    $  4,167    $  5,750
                                                                                    ========    ========    ========    ========

Earnings per share:
    Earnings before cumulative effect of changes in accounting principles           $    .85    $   1.05    $    .82    $   1.14
    Cumulative effect of changes in accounting principles                               (.05)
                                                                                    --------    --------    --------    --------
Net earnings per common share                                                       $    .80    $   1.05    $    .82    $   1.14
                                                                                    ========    ========    ========    ========

1993 QUARTERS:
Sales                                                                               $ 40,727    $ 40,909    $ 36,296    $ 40,932
Other revenues                                                                         3,256       2,699       2,508       2,937
Gross profit                                                                          12,251      14,123      10,850      12,286

Earnings (loss) before cumulative effect of changes in accounting principles        $  3,807    $  4,333    $  2,672    $(13,764)
Cumulative effect of changes in accounting principles                                 (2,671)
                                                                                    --------    --------    --------    --------
Net earnings (loss)                                                                 $  1,136    $  4,333    $  2,672    $(13,764)
                                                                                    ========    ========    ========    ========

Earnings per share:
    Earnings (loss) before cumulative effect of changes in accounting principles    $    .75    $    .86    $    .53    $  (2.72)
    Cumulative effect of changes in accounting principles                               (.53)
                                                                                    --------    --------    --------    --------
Net earnings (loss) per common share                                                $    .22    $    .86    $    .53    $  (2.72)
                                                                                    ========    ========    ========    ========


1994:
    Net earnings in the first quarter of 1994 were reduced by $244,000 or $.05 per share for the cumulative effect of changes in Accounting for Postemployment Benefits (See Note 16).



1993:
    Earnings for the fourth quarter of 1993 were reduced by a provision for the settlement of litigation against the Corporation's Target Rock subsidiary (see
Note 10). This settlement reduced net earnings for the fourth quarter by $8,600,000, or $1.70 per share. The Corporation also established provisions in the fourth quarter of 1993 for restructuring costs, which reduced net earnings for the quarter by $2,357,000 or $.47 per share (see Note 14), and for anticipated environmental costs (see Note 13), which reduced net earnings for the quarter by $1,325,000 or $.26 per share.
    Further reducing net earnings for the fourth quarter of 1993 was a change in the estimated realization of deferred tax assets as recorded by the adoption of SFAS No.109 (see Note 7). The estimated valuation allowance against future capital gains income, considered unlikely to be realized, reduced fourth quarter net earnings by $3,586,000 or $.71 per share. This valuation allowance reduced the impact of tax benefits recognized in the first quarter of 1993, as described below, thereby resulting in a net tax benefit for the full year 1993 of $178,000 or $.04 per share.
    Net earnings in the first quarter of 1993 were reduced by $2,671,000 or $.53 per share for the net cumulative effect of changes in two accounting principles. The adoption of new accounting rules for postretirement benefit costs resulted in a charge of $9,750,000 (see Note 17), which reduced net earnings by $6,435,000 or $1.27 per share. This charge was partially offset by a nonrecurring benefit from new accounting rules for deferred income taxes (see Note 7), which added $3,764,000 or $.74 per share to net earnings for the period.



CONSOLIDATED SELECTED FINANCIAL DATA
====================================

(In thousands except per share data)                     1994            1993             1992            1991            1990
------------------------------------------------------------------------------------------------------------------------------
Sales                                                $155,001        $158,864         $179,737        $191,250        $198,884
Other revenues                                         11,188          11,400           13,351          11,830          13,969
Earnings (loss) before changes in accounting
  principles                                           19,547          (2,952)(A)       21,687          21,253           6,884(C)
Net earnings (loss)                                    19,303          (5,623)(B)       21,687          21,253           6,884
Total assets                                          238,694         236,947          238,898         233,226         229,726
Long-term debt                                          9,047          14,426           16,266          22,261          27,301
Per common share:
 Earnings (loss) before changes in accounting
 principles                                              3.86            (.58)            4.29            4.21            1.37
 Net earnings (loss)                                     3.81           (1.11)            4.29            4.21            1.37
 Cash dividends                                          1.00            1.00             1.00            1.00           31.30(D)
------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements for additional financial  information.

 (A) Includes after-tax charges for: a litigation settlement of $8,600,000,  environmental remediation costs of $2,462,000, restructuring charges of $2,357,000 and a deferred tax asset valuation allowance  under SFAS No. 109 of $3,586,000.

 (B) Includes an after-tax charge of $6,435,000 from the cumulative effect of a  change in accounting principles for the adoption of SFAS No.106 "Employers'  Accounting for Postretirement Benefits" and an after-tax benefit of $3,764,000 from the adoption of SFAS No.109 "Accounting for Income Taxes."

 (C) Includes the after tax charge of $13,860,000 from a provision for an  environmental clean-up program.

 (D) Reflects a special cash dividend of $30.00 per common share paid in 1990.


Common Stock:

                                                     Common Stock Price Range
                                   ------------------------------------------------------------
                                             1994                               1993                           Dividends
                                   -------------------------         --------------------------           --------------------
                                       High              Low             High               Low             1994          1993
------------------------------------------------------------------------------------------------------------------------------
First Quarter                       $37.000          $33.675          $40.250           $31.125            $.25          $.25
Second Quarter                       35.750           33.125           38.625            35.250             .25           .25
Third Quarter                        36.375           32.875           32.625            31.875             .25           .25
Fourth Quarter                       37.250           34.625           36.000            31.500             .25           .25
------------------------------------------------------------------------------------------------------------------------------


CORPORATE DIRECTORY
===================


DIRECTORS
---------
[S]                    [C]
Thomas R. Berner       Partner, Law firm of Berner & Berner, P.C.

S. D. Brinsfield       Chairman of the Board

John S. Bull           Former Director, Moran Towing & Transportation Co.,
                       Inc.; Marine transportation company

David Lasky            President

Dr. William W. Sihler  Ronald E. Trzcinski Professor of Business Administra-
                       tion, Darden Graduate School of Business Administration, University of Virginia

J. McLain Stewart      Director, McKinsey & Co.; Management consultants.


OFFICERS
--------
     David Lasky           President
     Robert E. Mutch       Executive Vice President
     Gerald Nachman        Executive Vice President
     Robert A. Bosi        Vice President -- Finance
     George J. Yohrling    Vice President
     Dana M. Taylor        General Counsel and Secretary
     Kenneth P. Slezak     Controller
     Gary J. Benschip      Treasurer



CORPORATE INFORMATION
=====================

CORPORATE HEADQUARTERS:
-----------------------
     1200 Wall Street West
     Lyndhurst, New Jersey 07071-0635
     Tel.    (201) 896-8400
     Fax     (201) 438-5680

ANNUAL MEETING:
---------------
The 1995 Annual Meeting of Shareholders will be held on May 5, 1995 at 2:00 p.m. at the Novotel Meadowlands Hotel, One Polito Avenue, Lyndhurst, New Jersey 07071.

STOCK EXCHANGE LISTING:
-----------------------
The Corporation's common stock is listed and traded on the New York Stock Exchange. The stock transfer symbol is CW.

COMMON STOCKHOLDERS:
--------------------
As of December 31, 1994, the approximate number of holders of record of common stock, par value $1.00 per share, of the Corporation was 6,400.

STOCK TRANSFER AGENT AND REGISTRAR:
-----------------------------------
For services such as changes of address, replacement of lost certificates or dividend checks, and changes in registered ownership, or for inquiries as to account status, write to:

     Chemical Bank
     JAF Building
     P.O. Box 3068
     New York, New York 10116-3068

Please include your name, address, and telephone number with all correspondence. Telephone inquiries may be made to (800) 851-9677.

INVESTOR INFORMATION:
---------------------
Investors, stockbrokers, security analysts, and others seeking information about Curtiss-Wright Corporation, should contact Robert A. Bosi, Vice President -- Finance, or Gary Benschip, Treasurer, at the Corporate Headquarters, telephone (201) 896-1751.

FINANCIAL REPORTS:
------------------
This Annual Report includes most of the periodic financial information required to be on file with the Securities and Exchange Commission. The company also files an Annual Report on Form 10-K, a copy of which may be obtained free of charge. These reports, as well as additional financial documents such as quarterly shareholder reports, proxy statements, and quarterly reports on Form 10-Q, may be received by written request to Gary J. Benschip, Treasurer, at the Corporate Headquarters.


BUFFALO EXTRUSION FACILITY                    Donald H. Osborn, General Manager
60 Grider Street
Buffalo, New York 14215-4095

CURTISS-WRIGHT FLIGHT SYSTEMS, INC.           Robert E. Mutch, President
300 Fairfield Road
Fairfield, New Jersey 07004-1962

CURTISS-WRIGHT FLIGHT SYSTEMS/SHELBY, INC.    George J. Yohrling, Senior Vice
201 Old Boiling Springs Road                  President & General Manager
Shelby, North Carolina 28152-8008

METAL IMPROVEMENT COMPANY, INC.               Gerald Nachman, President
10 Forest Avenue
Paramus, New Jersey 07652-5214

TARGET ROCK CORPORATION                       Martin R. Benante, Vice President
1966 East Broadhollow Road                    & General Manager
East Farmingdale, New York 11735-1768



     CORPORATE HEADQUARTERS:
     1200 Wall Street West
     Lyndhurst, New Jersey 07071-0635
     Tel. (201) 896-8400
     Fax (201) 438-5680
                                               PRINTED ON RECYCLED PAPER
          [Logo]

                                                                 [Logo]






                                     - 43 -