Form 10-K, Exhibit 13
period 1995-12-31
CURTISS WRIGHT CORP
filed 1996-03-22
CIK 26324

Cover of Annual Report

Curtiss-Wright Corporation  1995 Annual Report

/Graphic of partial globe/

I n v e s t i n g

Today

for

 T    o    m    o    r    r    o    w    '    s

Growth
       Inside Cover

Curtiss-Wright Corporation headquartered in Lyndhurst, New Jersey, is a diversified multi-national manufacturing concern which produces and markets precision components and systems and provides highly engineered services to Aerospace & Marine and Industrial markets. The Company employs approximately 1,500 people with its principal operations including three domestic manufacturing facilities, thirty-two Metal Improvement service facilities located in North America and Europe, and an overhaul facility in Denmark.

Contents
  Industry Issues / p.1
  Financial Highlights / p.2
  Letter to Shareholders / p.3
  Foundations of Growth / p.8
  The Curtiss-Wright Vision / p.10
  Management's Discussion and Analysis of
     Financial Condition and Results of Operations / p.13
  Report of the Corporation / p.17
  Report of Independent Accountants / p.17
  Consolidated Financial Statements / p.18
  Notes to Consolidated Financial Statements / p.22
  Quarterly Results of Operations (Unaudited) / p.32
  Consolidated Selected Financial Data / p.32
  Corporate Information / p.33
  Corporate Directory / p.34

INDUSTRY
        THE CURTISS-WRIGHT ROLE IN A CHANGING INDUSTRY
ISSUES

Change continues to accelerate in every sector of the global economy.
---------------------------------------------------------------------
In aerospace and defense-related industries, change has been driven by the uncertainty of future military procurements and reduced production levels at commercial airframe assemblers. Curtiss-Wright's strategies for successful future growth identify and respond to the industries' critical change drivers:

Industry Concentration. Defense and aerospace companies are fewer and larger than ever before; reduced production levels and the need for greater cost-effectiveness have produced a wave of mergers and acquisitions in the industry. In addition, by acquiring backlog, companies insure their production base over the near term while building their participation across a broader range of programs.

Globalization. The customer base for commercial aircraft has grown increasingly international, with foreign carriers expected to represent approximately two-thirds of all deliveries between now and the end of the century. To better serve all their customers, aerospace companies--like those in other industries--are broadening their geographical base and developing production facilities in countries where there was only limited participation until now. The result: better customer service, reduced costs, and improved management of currency rate fluctuations.

Recognizing and responding to the forces of change is one of the principal challenges facing Curtiss-Wright--but not a new one. Founded in a technology that helped revolutionize modern life, Curtiss-Wright has maintained a position of stability and longevity in a fast-moving field. Its continued success is based on its ability to meet changing needs with unchanging quality.

CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

FINANCIAL HIGHLIGHTS
(Dollar's in thousands except per share data)
                                                     1995      1994       1993
PERFORMANCE:
------------
Sales and other revenues                        $167,551  $166,189   $170,264
Earnings before interest, taxes,
 depreciation and amortization                    37,553     40,041    13,343
Net earnings (loss) before accounting changes     18,169     19,547    (2,952)
Net earnings (loss)                               18,169     19,303    (5,623)
Net earnings (loss) per share
  before accounting changes                         3.59       3.86     ( .58)
Net earnings (loss) per common share                3.59       3.81     (1.11)
Return on sales                                     11.8%      12.5%     (3.5)%
Return on assets                                     7.4%       8.1%     (2.4)%
Return on average stockholders' equity              11.0%      12.7%     (2.0)%
Research and development costs
  (Corporation and customer  sponsored)           18,542     10,255     5,100
New orders                                       150,870    122,367   155,990
Backlog at year-end                              103,566    116,554   149,188

YEAR-END FINANCIAL POSITION:
----------------------------
Working capital                                 $120,571   $108,329   $ 92,712
Current ratio                                   4.6 to 1   4.0 to 1   3.1 to 1
Total assets                                    $246,201   $238,694   $236,947
Stockholders' equity                            $172,179   $158,769   $144,231
Stockholders' equity per common share           $  33.91   $  31.37   $  28.50

OTHER YEAR-END DATA:
--------------------
Depreciation                                    $  9,512   $ 10,883   $ 11,483
Capital expenditures                            $  6,985   $  4,609   $  4,914
Shares of common stock outstanding             5,077,823  5,060,743  5,060,743
Number of stockholders                             5,944      6,409      6,881
Number of employees                                1,482      1,496      1,557

DIVIDENDS PER COMMON SHARE                         $1.00      $1.00      $1.00

Letter to Shareholders

Fellow Shareholders:

IN SUMMARY
Overall, 1995 was a good year for Curtiss-Wright. Earnings continued to be strong, although not quite at the 1994 level. These earnings were achieved despite major challenges and a mixed performance in the aerospace area. Our industrial markets showed considerable strength and there were indications that the commercial aerospace market may be emerging from its depressed state. To take advantage of these and other opportunities, we have been making significant investments for both our immediate and longer-term future.

Sales in 1995 of $154.4 million were about the same as last year's level of $155.0 million. Net earnings of $18.2 million, or $3.59 per share, declined 6% from $19.3 million or $3.81 per share in 1994. Our 1995 returns on sales and assets, at 11.8% and 7.4%, respectively, were quite respectable. Despite our capital structure we achieved a return on equity of 11.0%. Profit performance was adversely affected in 1995 by design and development program costs which were not reimbursable from our customers. Curtiss-Wright made these investments knowing the potential significance of these programs to the future of the Company.

MOVING FORWARD
The defense industry has gone through a period of mergers, acquisitions and company "resizings" to match capacity to demand. In the aerospace market, lower defense spending has made the commercial sector even more competitive as suppliers seek to expand their participation in this segment.

Curtiss-Wright has been addressing these changes, shaping today what it will be tomorrow. Some benefits from these activities already have been realized. Curtiss-Wright, with new contract awards in 1995 from The Boeing Company, is assuming a major supplier role on Boeing's existing and new aircraft. Curtiss-Wright has been awarded contracts to supply the trailing edge flap transmissions for the Boeing 757 commercial transport and the trailing edge flap rotary actuators for the 767 airliners. We are pleased to report that we shipped our first 767 units in December, ahead of schedule. In addition, we have been selected by Boeing to furnish the trailing edge flap transmissions for the new, redesigned 737 family of aircraft. These production contracts run through the year 2002 and will result in Curtiss-Wright being a provider to Boeing of products for the entire family of Boeing commercial aircraft currently in production. These new business successes are attributable to the recognition of our Flight Systems Group as a quality provider able to deliver products to its customers at competitive prices.

The Flight Systems Group also has successfully developed a commercial aircraft overhaul business to the point where it is an important element of our aerospace activities. We are continuing to build this business by adding new services and expanding geographically.

We have been taking advantage of the growing trend on the part of airlines and other aircraft operators to "contract out" overhaul work formerly done by themselves. The Flight Systems Group also has established a joint venture in Denmark to service the European, Middle Eastern and African markets. It is anticipated that this business also will be extended into Asia and the Pacific Rim. By entering this aftermarket segment, we have increased the size of the market in which we participate. We are now a more effective competitor for new actuation and control components or systems because of the additional potential of overhaul sales of such equipment.

Our Metal Improvement Company, Inc. ("MIC") subsidiary celebrates its 50th anniversary in 1996. It is the largest and oldest technical shot-peening company globally servicing the metalworking industry. MIC will be expanding on its base of six facilities in Europe with additions planned for two new shot-peening locations. Domestically, a new facility has been established in Lynwood, California, and the Charlotte, North Carolina operation is relocating to a larger building. Equipment additions for MIC's heat-treating operations in Wichita, Kansas also will take place in 1996. To improve cost efficiencies and turnaround time to the customer, new equipment is under development. We expect that if the development program now in progress is successful, this equipment ultimately will be utilized in all of MIC'S shot-peening facilities. MIC also is looking forward to "growing" its "flapper valve" and heat-treating businesses. MIC's valve facility in Bloomfield, Connecticut recently underwent a major expansion.

Target Rock Corporation ("TRC") remains highly involved with the nuclear navy and in the development of valves for our nation's new attack submarine--Centurion. Target Rock has received contracts to design and build valves for this program and received production contracts for the first boat. TRC's customer base in the nuclear electrical utility industry is facing increasing competitive pressures. In response to the needs of its customers, TRC has addressed their maintenance concerns. Products have been specifically designed to simplify maintenance procedures and allow for the quick replacement of parts during refueling outages. This reduces non-revenue producing down time for electrical generating plants.

The positioning of the Company for the future also involved the evaluation of markets in which we had a presence but which we considered unattractive. Our Buffalo Extrusion facility was an example of this and the divestiture of that operation was completed in 1995. We had concluded that the resources and management efforts associated with that relatively small business would be more productively utilized if redeployed to other areas.

BUILDING ON CURRENT LEADERSHIP POSITIONS
Curtiss-Wright expects to continue to concentrate on the markets it currently serves. We also will endeavor to generate growth through geographical expansion and natural extension into related markets. We will seek opportunities for additional applications of our technologies and expansion of product lines through both internal development and acquisition to broaden our base in those markets which we already serve.

The Company will continue to be active in the defense industry despite the reductions in available business which have taken place. Curtiss-Wright believes it has a strong position
in this market and is aggressively pursuing those opportunities to which it can apply its core competencies. A key to success will be our ability to utilize the reputation Curtiss-Wright's business units have developed in the areas of technology, quality and customer service to capture additional business. We also will continue to press for continuing cost reductions to enhance our competitive position.

The Company believes that it has positioned itself successfully on new military aerospace programs which offer significant opportunities for future business. This was accomplished by building on an established base in this market to obtain awards of the required engineering and development work on actuation and control equipment for the F-22, V-22 and F/A-18 E/F aircraft programs. This has required investment in design and development activities to position the Company for production in future years, beginning about the turn of the century. Our effort in 1996 on these programs will be devoted primarily to testing our equipment. Based upon current Pentagon projections, we anticipate that with these programs attaining production status, Curtiss-Wright's performance in the military sector would exceed that which it has experienced in its recent past.

The Company plans to pursue both internal development and acquisitions. There are a number of "natural extensions" which our business units can make in their existing markets. MIC operates several heat-treating facilities and is exploring an expansion of its participation in this area. This could be accomplished through the establishment of new facilities in selected markets and/or through the acquisition of existing businesses owned by others. The Flight Systems Group seeks to expand its systems capabilities to enable it to broaden its participation in the aerospace market. Target Rock Corporation is following a similar strategy regarding its flow-control technology and in expanding its commercial valve product line. Target Rock also plans to utilize its long proven technology in the commercial nuclear power market by applying similar leakless valve technology to the process industries. While no acquisitions occurred in 1995, our activity level was increased and will continue.

INVESTING FOR THE FUTURE
Curtiss-Wright's business units have made progress in positioning themselves for the future. Investments have been made in the


/sketch of David Lasky - President /
development, engineering and design of products and services that are expected to improve the future profitability of the Company. In addition, plans are in place for selective expansion of capacity. In 1996, the Flight Systems Group will be expanding its plant in Shelby, North Carolina. The addition will approximately double the size of the facility to 124,000 square feet. The additional capacity is needed because of the new Boeing contract awards, forecasted increases in the production levels of commercial aircraft, and the successful growth of our overhaul services. MIC is establishing new shot-peening locations as and where market demand justifies the investment.

Target Rock Corporation has invested in the design, testing and qualification of flow-control valves for new nuclear plant construction taking place in Korea. These products represent a platform for supplying new overseas plant construction opportunities as they develop.

Curtiss-Wright will actively continue to seek out investment opportunities. We believe that our current businesses have the potential for growth at attractive returns. Most important, the Company's strong balance sheet will permit it to take advantage of those opportunities as they are identified.

PROPERTY MANAGEMENT
Occupancy levels at our Wood-Ridge, New Jersey Business Complex will reach the 99% level when our newest tenant takes occupancy over the course of 1996. Environmental cleanup activities for soil remediation at that location are already under way. Ground water remediation is moving from the planning and design stages to construction and actual cleanup. State approvals have been granted on the cleanup program and systems design and it is expected that all equipment will be in place and operational by the end of 1996. Our current estimates of cost to complete the cleanup remain within the original provisions against earnings in 1990.

EXPANSION OF THE BOARD OF DIRECTORS
Over the past year, Curtiss-Wright has been in the process of adding new Directors, seeking to increase the expertise of the Board, particularly in respect of operational matters. Last May, stockholders elected Admiral James B. Busey IV, USN (Ret.) to the Board. While active in the United States Navy, Admiral Busey held positions in naval aviation and was Commander-in-Chief of U.S. Naval Forces in Europe and Commander-in-Chief of Allied Forces in Southern Europe, a NATO Command, prior to his retirement from the military in 1989. Afterwards he served as the Federal Aviation Administrator and Deputy Secretary of the Department of Transportation. Currently, Admiral Busey is the International President and CEO of the Armed Forces Communications and Electronics Association.

In January, the Board added John R. Myers to its membership. Mr. Myers is Chairman of the Board of Garrett Aviation Services and formerly was the chief executive of Thiokol Corporation. Earlier, he served as President of the Engine Group of Textron Corporation and the President of the Turbine Engine Business of Avco Corporation. He also held a succession of management positions at the General Electric Company.

Mr. William B. Mitchell has been nominated by the Board for election by the shareholders in April 1996. Mr. Mitchell is a Vice Chairman of Texas Instruments Incorporated. He also has been the President of that Corporation's Systems and Equipment Sector, which included the Defense Systems & Electronics and other groups. Earlier, he held a number of other management positions relating to missile programs at Texas Instruments.

We look forward to the active participation and counsel of these new Directors in the affairs of Curtiss-Wright.

OUTLOOK
Commercial aircraft orders by airlines increased in 1995 over the depressed levels of 1994. This was a reflection of the return to improved profitability by the airline industry, orders by foreign carriers to meet growth demands, and the need to replace aging aircraft fleets. Production levels are expected to increase in 1996 and Curtiss-Wright would benefit from any general rise in such activity. Our Flight Systems Group will be providing, for the first time, production on the Boeing 757, 767 and the redesigned 737 platforms. A temporary reduction in production for Boeing is anticipated as a result of the ten-week labor strike it experienced at the end of 1995. However, Boeing has announced increased production rates in the fourth quarter of 1996, both reflecting recovery from the strike and increased demand for new aircraft. Increased sales of the F-16 Fighting Falcon to foreign governments are expected to add to military sales for our Flight Systems Group in 1996.

The industrial segment of our business reflects the general direction of the U.S. and European economies. While MIC is a diversified service provider, it has established a significant sales base in that industry for shot-peening and heat-treating services. Target Rock's industrial sales are tied to the requirements for replacement valves on the part of the utility industry and construction of new foreign nuclear power plants. Sales to the utility sector are expected to be about equal in 1996 with those experienced in 1995.

We believe that we have the opportunity in 1996 to begin to produce the profitable growth which is essential for Curtiss-Wright's future. We will endeavor to deliver such results for you, our shareholders.

/s/ David Lasky
    David Lasky
    Chairman and President

    January 31, 1996

                     L   E   A   D   E   R   S   H   I   P


/ sketch of the F-22 /

Curtiss-Wright will provide three major systems on the U.S. Air Force's next generation fighter, the F-22.



Foundations of Growth

Throughout the history of Curtiss-Wright, which extends back to the origins of aviation, the Company has continued to develop its core competencies and strengths. They are a fundamental part of its unique position in the marketplace, and will be even more important to its future.

Quality reputation
Curtiss-Wright has built an acknowledged position of leadership based on its reputation for quality products and high levels of customer service. In today's economic environment, quality and service--once considered luxuries--are increasingly recognized as essential for the value they add. Curtiss-Wright's reputation for quality and service are helping the Company gain customer acceptance in introducing new product lines and entering new markets.

Financial resources
It takes more than good management and good ideas to take advantage of new opportunities; it takes the ability to invest. Curtiss-Wright has the financial resources to take decisive action when needed. The Company's strong balance sheet provides the availability of capital to finance both internal growth and strategic acquisitions that fit the Company's existing businesses.

                               R E S O U R C E S

The people of Curtiss-Wright
More than any other single factor, the people of Curtiss-Wright will determine the strength of the Company's future. Historically, Curtiss-Wright has always invested in attracting, retaining, and developing the most professional workforce in its industries--and Curtiss-Wright people, in turn, have distinguished themselves in their ability to meet the challenges of leadership. They are the reason why the Company can be confident in seeking out new growth opportunities.



/sketch of two men at a workstation
with a schematic of a Valve in the background /

Target Rock
Corporation has
redesigned its valve
used in nuclear
applications to
address needs in the
process industries.

                                  V I S I O N

/sketch of a commercial airliner/

Airline orders for commercial airplanes improved substantially in 1995, raising expected production levels in 1996.

The Curtiss-Wright Vision

Curtiss-Wright's horizons are expanding. The Company remains committed to the defense and aerospace industries, and has identified sectors of these industries that will continue to sustain profitable growth for program participants. But it is also expanding the scope of its operations to take advantage of new growth opportunities.


/sketch of different manufacturing parts /

Metal Improvement Company treats parts for thousands of customers: improving performance for a wide range of products.

Geographic expansion
The Curtiss-Wright reputation is already strong in many overseas markets where the Company has never had operations. From its base in North America, Curtiss-Wright is establishing locations and joint ventures to serve these markets. Such expansion is already underway in Europe and elsewhere, with other regions under active consideration. Metal Improvement Company has plans in 1996 for the addition of two new shot-peening facilities overseas to expand our presence there.

                       Global
                               E X P A N S I O N

Expansion of operations
Curtiss-Wright is leveraging its knowledge base and reputation for quality to expand participation in new and existing markets. For example, the Flight Group's Shelby plant is currently being expanded to accommodate its recent Boeing contract awards. Metal Improvement Company has established an expansive network for shot-peening; opportunities to duplicate this success in the heat-treating market are now under evaluation. The Flight Systems Group and Target Rock are well positioned to expand their lines of products and services in the aerospace and flow-control industries.

Wherever the opportunities lie--in new product lines such as rescue equipment, in allied services such as overhaul and repair, in OEM manufacturing or in establishing the Company as a supplier for future defense programs--Curtiss-Wright has the people and the resources to profitably grow its operations.


/Curtiss-Wright logo with a sketch of partial earth in background/

Curtiss-Wright Corporation and Subsidiaries

CURTISS-WRIGHT AT A GLANCE

Segment Business:   Products and Services:             Markets:
-----------------   ---------------------------------  ------------------------
Aerospace & Marine  Control and Actuation Components   U.S. Government Agencies
                    Systems                            Foreign Governments
                    Shot-peening & Peen-forming Svcs   Commercial Airlines /
                    Aerospace Overhaul Services        Military /
                    Military Nuclear/Non-nuclear       General Aviation
                    Valves                             Aerospace Manufacturers
                   (globe, gate, control, safety,      Helicopter Manufacturers
                    solenoid and relief)               Missile Manufacturers
                    Windshield Wiper Systems           US Navy Propulsion Sys.
                                                       U.S. Navy Shipbuilding

Industrial         Shot-peening & Heat-treating Svcs   Metal Working Industries
                   Compressor Valve Reeds              Oil/Petrochemical/
                   Commercial Nuclear/Non-nuclear      Chemical
                   Valves                              Construction
                  (globe, gate, control, safety,       Oil and Gas Drilling/
                   solenoid and relief)                Exploration
                   Rescue Tools                        Power Generation
                                                       Nuclear and Fossil Fuel
                                                       Power Plants
                                                       Agricultural Equipment
                                                       Automotive & Truck
                                                       Manufacturers
                                                       Rescue Tool Industry

CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

1995 compared with 1994
Curtiss-Wright Corporation posted consolidated net earnings for 1995 totaling $18.2 million, or $3.59 per share, down 6% when compared with consolidated net earnings for 1994 of $19.3 million, or $3.81 per share. The decline in net earnings for the Corporation primarily reflects the downturn within our Aerospace & Marine markets, which was offset, in part, by a substantial improvement in our Industrial segment.

Sales for the Corporation totaled $154.4 million in 1995, slightly below sales of $155.0 million for 1994. Sales for the Aerospace & Marine segment in 1995 showed an 8% decline from 1994, while sales for our Industrial segment in 1995 improved 13% over the prior year.

New orders received by the Corporation in 1995 totaled $150.9 million, a 23% increase over orders received in the prior year. The improvement in new orders primarily reflects contracts received for actuation and control systems on new commercial aircraft. Orders for 1994 had been hindered by a general decline in the availability of new aerospace and military shipbuilding production programs. The total backlog of unshipped orders at December 31, 1995, amounted to $103.6 million, an 11% decline from the total backlog at December 31, 1994, which totaled $116.6 million. It should be noted that shot-peening, heat-treating, peen-forming and overhaul services and spare-parts sales, which represent more than 50% of the Corporation's total sales for 1995, are sold with very modest lead times. Accordingly, backlog for these product lines is less of an indication of future sales activity than the Corporation's backlog of long-term Aerospace & Marine contracts.

SEGMENT PERFORMANCE
As highlighted above, the Corporation's Aerospace & Marine segment posted substantial declines in both sales and operating earnings for 1995, as compared with 1994. Sales for 1995 totaled $92.4 million, compared with sales of $100.3 million for 1994. Sales reductions reflect the absence this year of significant shipments from actuation production programs, primarily for military customers, that characterized earlier years; specifically, sales of actuation and control systems for the F-16 program, the retrofit portion of which was completed late in 1994. Sales of shot-peening and peen-forming aerospace services also declined, as did the volume of shipments for military valve products, when comparing 1995 with the prior year.

Despite an overall decline in sales when compared with the prior year, the Aerospace & Marine segment showed substantial improvements during the second half of 1995, primarily due to the continued growth of our commercial domestic component overhaul services. Overhaul services were also strengthened by the addition of sales provided by Curtiss-Wright Flight Systems/Europe, which began its operations during the second quarter of 1995. The decline in volume for military valve products was also partially offset by revenue from the settlement of a termination claim relating to part of a military valve actuation contract.

Operating income for the Aerospace & Marine segment also declined for 1995, totaling $11.7 million, 38% below operating income of $18.7 million posted in 1994. In addition to the lower sales levels, operating income levels for 1995 were further impaired by significant non-reimbursed engineering
costs on actuation and control developmental contracts relating to the Lockheed/Martin F-22, the Bell Boeing V-22 Osprey and the McDonnell Douglas F/A-18 E/F aircraft and start-up costs on our European facility.

The Corporation's Industrial segment showed substantial improvements in both sales and operating income when comparing 1995 with 1994. Sales for the Industrial segment totaled $62.0 million for 1995, compared with sales of $54.7 million posted in 1994. The Corporation's Metal Improvement Company subsidiary, which provides shot-peening services in North America and Europe, experienced substantial improvements in all sectors of its industrial markets during 1995. Sales of the segment increased 13% despite the absence of sales in the second half of the year from the Buffalo Extrusion Facility, which was sold in June 1995. Excluding results generated by the Buffalo Facility from both years, sales of this segment for 1995 were 24% higher than those of the prior year. Sales of commercial valve products also improved for 1995, as compared with 1994 sales, primarily due to an increase in shipments of valve products for foreign nuclear construction.

Operating income for the Industrial segment totaled $11.5 million for 1995, an improvement of 47% from operating income of $7.8 million posted in 1994. Improvements in the Industrial segment's operating income are largely reflective of higher sales of shot-peening and heat-treating services to automotive and other customers. Despite higher sales, operating income from commercial valve products for 1995 was lower than that of the prior year,due to cost overruns on foreign nuclear contracts and lower sales of commercial valve spare parts. The sale of the Buffalo Facility did not have a material impact on operating income for either year.


OTHER REVENUES AND COSTS
Other revenue for 1995 totaled $13.1 million, compared with $11.2 million for 1994. The improvement in other revenue is partially attributable to net gains on sales of real estate and equipment which totaled $.2 million in 1995, compared with net losses of $.9 million recorded in 1994. During 1995, the Corporation sold excess properties located in Long Island, New York, Ontario, Canada and South Hackensack, New Jersey, resulting in an aggregate net gain of $.7 million. Revenue generated by our portfolio of short-term investments increased by $1.1 million, or 36% for 1995, when compared to 1994, generally due to higher interest rates.

Product, engineering and selling costs incurred by our operating segments in 1995 were on par with costs incurred in 1994 in the aggregate. Declines in product costs generally reflect the lower sales volume from our Aerospace & Marine segment in 1995, as discussed above, offset by a 13% increase in selling expenses due to enhanced marketing efforts overall.

General and administrative expenses for 1995 were $2.9 million, or 12%, higher than those of 1994. Higher expense levels for 1995 are partially attributable to a reduction in non-cash pension income. Pension income before taxes amounted to $3.0 million in 1995, as compared with $4.0 million recognized in 1994. Pension income results from the amortization into income of the excess of the retirement plan's assets over the estimated obligations under the plan. The amount recorded reflects the extent to which this non-cash income exceeds the net cost of providing benefits in the same year, as detailed in Note 17.

1994 compared with 1993
Curtiss-Wright Corporation posted consolidated net earnings for 1994 totaling $19.3 million, or $3.81 per share, compared with a consolidated net loss for 1993 of $5.6 million, or $1.11 per share for 1993. The net loss for 1993 was a direct result of four unusual or infrequently occurring items, discussed below, which distort any comparison with the net earnings for 1994. Excluding the impact of these unusual items, the Corporation would have achieved net earnings in 1993 of $14.1 million, or $2.78 per share. A comparison of net earnings of 1994 with "normalized" 1993 net earnings shows an improvement of $5.2 million, or $1.03 per share.

The major items affecting 1993 earnings were: (1) a charge of $17.5 million for the settlement of litigation brought by the U. S. Government in 1990. The settlement, net of the effect of a $3.0 million insurance recovery under a blanket crime policy and applicable tax benefits, reduced net earnings of 1993 by $8.6 million, or $1.70 per share; (2) charges of $3.8 million for the estimated future environmental clean-up on a number of sites on which it has been named a potentially responsible party (PRP) by the Environmental Protection Agency, which reduced 1993 net earnings by $2.5 million, or $.49 per share; (3) restructuring charges associated with the anticipated sale and closing of manufacturing properties totaling $3.6 million, which reduced net earnings for the year by $2.4 million, or $.47 per share; and (4) the recognition of a one-time transition obligation of $9.8 million for postretirement medical costs under SFAS No. 106, reducing net earnings by $6.4 million or $1.27 per share. This was offset to the extent of $.2 million, or $.04 per share, on account of a change in accounting for income taxes under SFAS No. 109.

Total sales for the Corporation were $155.0 million in 1994, a 2% decline from 1993 sales of $158.9 million. Despite the small decline in sales, pre-tax operating profits from our two business segments improved 32%, totaling $26.5 million in 1994, compared with segment operating profits of $20.0 million in 1993. New orders received by the Corporation totaled $122.4 million in 1994, 22% below orders received in 1993. The decline in orders is largely attributable to a high level of engineering and manufacturing development orders received by our Aerospace & Marine segment in 1993, as well as a general decline in the availability of new aerospace production programs. The total backlog of unshipped orders at December 31, 1994 amounted to $116.6 million, well below the total backlog at December 31, 1993, which totaled $149.2 million.

SEGMENT PERFORMANCE
(As restated-See note 19)
The Corporation's Aerospace & Marine segment posted sales of $100.3 million for 1994, a decline of 12% when compared with sales of $113.8 million for 1993.
The decreased sales, in comparison with the prior year, primarily reflects lower volume and reduced pricing on actuation products for the F-16 military program, as well as lower production of actuation products for Boeing commercial transport aircraft. Sales of aerospace spare parts and overhaul services increased significantly for 1994, as compared with 1993, but did not offset the declines in sales on major domestic aerospace production programs. Sales of military valve products also increased for 1994, generally due to progress achieved under long-term contracts, excluding sales recorded in 1993 under a Seawolf termination settlement. Sales of valve products for 1993 included $3.2 million reflecting a settlement of termination claims and equitable price adjustments related to the cancellation of contracts on the U.S. Navy's Seawolf program.

Despite a significant decline in sales, pre-tax operating income for the Aerospace & Marine segment in 1994 increased slightly from operating income reported for 1993, totaling $18.7 million in 1994, compared with $17.8 million in 1993. Operating profits of 1993 had been reduced by provisions of $2.4 million, established for restructuring costs relating to the shot-peening and Composite facilities, discussed in Note 13, which operated principally in the Aerospace market. Operating income for 1994 was limited by the reduced sales associated with declines in certain major actuation production programs but showed benefits from increased sales of actuation spare parts and overhaul services, improvements in foreign aerospace programs, and cost containment efforts. New orders recorded 1994, however, showed a substantial decline in order levels from those received in 1993. Orders for this segment totaled $61.5 million in 1994, 44% below orders received in the prior year. The decline in orders reflects a nonrecurrence of the high level of engineering and manufacturing development orders for the F-22 program, a high level of valve production orders for use in the U.S. Navy's next aircraft carrier received in 1993 and a lack of new aerospace production programs to replace orders received in the prior year for the matured F-16 program.

The Industrial segment posted sales and operating income in 1994 of $54.7 million and $7.8 million, respectively, both substantial improvements when compared with sales and operating income reported in 1993, which had totaled $45.0 million and $2.2 million, respectively. The improvement in both sales and operating income, when comparing 1994 to 1993, is largely due to higher sales of shot-peening and heat-treating services to automotive industry customers and a higher level of commercial valves sales. Changes in the results of our shot-peening and heat-treating services during 1994 were largely due to a recovery in general worldwide economic conditions which had hindered sales of these product lines during 1993. Operating earnings for 1993 were also affected by cost overruns on a fixed price commercial valve contract. New orders received in 1994 were $60.8 million compared with orders of $46.6 million received in 1993.


OTHER REVENUES AND COSTS
Other revenue for 1994 totaled $11.2 million, compared with $11.4 million for 1993. Rental income improved slightly in 1994 from increased occupancy levels at the Corporation's Wood-Ridge New Jersey Business Complex, but was more than offset by net losses recorded on the sale and disposal of excess machinery and equipment primarily used in shot-peening operations. Revenue generated by our portfolio of short-term investments also showed a slight increase for 1994, when compared with 1993, generally due to improved market performance.

Product, engineering and selling costs incurred by our operating segments declined 6% in 1994, from costs incurred in 1993. The decline in costs generally reflects the lower sales volume from our Aerospace & Marine segment in 1994, as discussed above. Product and engineering costs reflect charges of $.6 million and $1.6 million in 1994 and 1993, respectively, for nonrecoverable costs on long-term contracts and associated new program development costs. General and administrative expenses for 1994 were $2.9 million, or 11% below 1993. General and administrative expenses were reduced by the Corporation's non-cash pension income. Pension income before taxes amounted to $4.0 million in 1994, as compared with $3.0 million recognized in 1993. The increase in pension income in 1994, as compared with 1993, is primarily attributable to an increase in the expected long-term rate of return on plan assets from 7% to 8%, partially off-set by the impact of increased retirement benefits. The increase in the long-term rate of return reflects changes in the asset allocation of the Corporation's Retirement Plan for 1994.

The Corporation's provision for income taxes in 1994 generally reflects federal income taxes at a statutory 35% rate, lowered primarily by tax benefits available from the applicalion of the Corporation's capital loss carryforward and the dividends received deduction. The provision for income taxes for 1993 was increased by the recognition of a valuation allowance, established in accordance with SFAS No. 109, as discussed in Note 7. In addition, the tax provision for 1993 also included an adjustment to the Corporation's deferred tax items for an enacted change in federal tax rates to 35%, resulting in an additional charge to earnings of $.5 million for 1993.



CHANGES IN FINANCIAL CONDITION

LIQUIDITY AND CAPITAL RESOURCES
The financial position of the Corporation continues to be very strong. Working capital at December 31, 1995, amounted to $120.6 million, an 11% increase over working capital of $108.3 million at December 31, 1994. The ratio of current assets to current liabilities at December 31, 1995, also improved to 4.6 to 1 from 4.0 to 1 at December 31, 1994.

The increase in working capital reflects an increase in cash and short-term investments balances, which total $78.8 million at December 31, 1995, a 3% increase from December 31, 1994. Net receivables at December 31, 1995 increased when compared with net receivables at December 31, 1994, caused by the higher current sales of shot-peening services to commercial customers and a slightly longer collection period for the Corporation overall. Net inventories at December 31, 1995 were also higher when compared with the prior yearend, primarily due to increases in work-in-process inventory associated with long-term development contracts.

During 1995, the Corporation repaid $4.1 million of longterm debt primarily associated with an outstanding industrial revenue bond. An additional $1.3 million of bond debt, which was shown as a current item at December 31, 1994, was reclassified to long-term liabilities. The bond holder had exercised a call option during 1994 but rescinded the call in early 1995, returning the bond to its original maturity date in the year 2001.

The Corporation continues to maintain its $22.5 million revolving credit lending facility and its $22.5 million short-term credit agreement, which provide additional sources of capital to the Corporation. The revolving credit agreement, of which $7.8 million remains unused at December 31, 1995, encompasses various letters of credit issued primarily in connection with outstanding industrial revenue bonds. The maximum available credit unused at December 31, 1995, was $30.3 million. There were no cash borrowings made on the short-term credit agreement during 1995.

Capital expenditures were $7.0 million in 1995, an increase of 52% from 1994 levels and 43% from capital expenditures in 1993. Actual expenditures related primarily to replacement equipment and building improvements. Aerospace-related expenditures accounted for $5.7 million, or approximately 80%, of the total spent in 1994. The Corporation also reduced its fixed asset base through the sale of its Buffalo Extrusion Facility, other former manufacturing and other non-business properties, and through the disposal of excess equipment.
 The Corporation anticipates more than doubling its capital expenditures in 1996, from those made in 1995, to approximately $18.8 million. The projected increase in expenditures for 1996 primarily represents expected facility expansions within the Aerospace & Marine segment. At December 31, 1995, the Corporation had committed approximately $2.1 million for future expenditures, primarily for machinery and equipment to be used in its operating segments.

Cash generated from operations is considered to be adequate to meet the Corporation's overall cash requirements for the coming year, including normal dividends, planned capital expenditures, expenditures for environmental programs and other working capital requirements.

REPORT OF THE CORPORATION
The consolidated financial statements appearing on pages 18 through 32 of this Annual Report have been prepared by the Corporation in conformity with generally accepted accounting principles. The financial statements necessarily include some amounts that are based on the best estimates and judgments of the Corporation. Other financial information in the Annual Report is consistent with that in the financial statements.

The Corporation maintains accounting systems, procedures and internal accounting controls designed to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with the appropriate corporate authorization and are properly recorded. The accounting systems and internal accounting controls are augmented by written policies and procedures; organizational structure providing for a division of responsi-bilities; selection and training of qualified personnel and an internal audit program. The design, monitoring, and revision of internal accounting control systems involve, among other things, management's judgment with respect to the relative cost and expected benefits of specific control measures.

Price Waterhouse LLP, independent certified public accountants, have examined the Corporation's consolidated financial statements as stated in their report. Their examination included a study and evaluation of the Corporation's accounting systems, procedures and internal controls, and tests and other auditing procedures, all of a scope deemed necessary by them to support their opinion as to the fairness of the financial statements.

The Audit Committee of the Board of Directors, composed entirely of Directors from outside the Corporation, among other things, makes recommendations to the Board as to the nomination of independent auditors for appointment by stockholders and considers the scope of the independent auditors' examination, the audit results and the adequacy of internal accounting controls of the Corporation. The independent auditors have direct access to the Audit Committee, and they meet with the Committee from time to time with and without management present, to discuss accounting, auditing, internal control and financial reporting matters.

REPORT OF INDEPENDENT ACCOUNTANTS
To the Board of Directors and Shareholders of Curtiss-Wright Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, cash flows and stockholders' equity present fairly, in all material respects, the financial position of Curtiss-Wright Corporation and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As described in Note 15 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefit's," effective January 1, 1994. Also, as described in Notes 7 and 16 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" and Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," effective January 1, 1993.


/s/ Price Waterhouse LLP
    PRICE WATERHOUSE LLP
    Morristown, New Jersey
    January 31, 1996

                   CURTISS-WRIGHT CORPORATION and SUBSIDIARIES
                       CONSOLIDATED STATEMENTS of EARNINGS
                        for the years ended December 31,
                      (In thousands except per share data)

                                            1995        1994        1993
Revenues:
  Sales                                   $154,446    $155,001    $158,864
  Rentals and gains (losses) on sales
    and disposals of real estate and
    equipment, net                           8,757       7,877       8,101
  Interest, dividends and gains
    and (losses) on short-term
    investments, net                         4,147       3,040       2,783
  Other income, net                            201         271         516
    Total revenues                         167,551     166,189     170,264

Costs and Expenses:
  Product and engineering                  105,358     106,324     112,552
  Selling and service                        6,092       5,368       6,055
  Administrative and general                27,748      24,840      27,784
  Litigation settlement costs                                       13,915
  Environmental remediation costs              312         499       4,472
  Restructuring charges                                              3,626
  Interest                                     549         401         530
    Total costs and expenses               140,059     137,432     168,934

Earnings before income taxes and
  cumulative effect of changes
  in accounting principles                  27,492      28,757       1,330

Provision for income taxes                   9,323       9,210       4,282

Earnings (loss) before cumulative
  effect of changes in accounting
  principles                                18,169      19,547      (2,952)

Cumulative effect of changes in
  accounting principles (net of
  applicable taxes)                                       (244)     (2,671)

    Net earnings (loss)                   $ 18,169    $ 19,303    $ (5,623)
                                          =========   =========   =========
Net Earnings per Common Share:
  Earnings (loss) before cumulative
    effect of changes in accounting
    principles                               $3.59       $3.86      $ (.58)
  Cumulative effect of changes in
    accounting principles                                 (.05)       (.53)
      Net earnings (loss) per common
        share                                $3.59       $3.81      $(1.11)
                                             ======      ======     =======

                 See notes to consolidated financial statements.


                  CURTISS-WRIGHT CORPORATION and SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                  December 31,
                                 (In thousands)


Assets:
                                                     1995        1994
  Current assets:                                 ---------   ---------

    Cash and cash equivalents                     $  8,865    $  4,245

    Short-term investments                          69,898      72,200

    Receivables, net                                36,277      32,467

    Deferred tax assets                              7,149       8,204

    Inventories                                     29,111      24,889

    Other current assets                             2,325       2,338

      Total current assets                         153,625     144,343

  Property, plant and equipment, at cost:

    Land                                             4,504       4,655
    Buildings and improvements                      79,352      78,680
    Machinery, equipment and other                 114,195     119,653
                                                   --------    --------
                                                   198,051     202,988
      Less, accumulated depreciation               141,782     142,550
                                                   --------    --------
  Property, plant and equipment, net                56,269      60,438

  Prepaid pension costs                             31,128      28,092

  Other assets                                       5,179       5,821

    Total assets                                  $246,201    $238,694
                                                  =========   =========

                See notes to consolidated financial statements.


                  CURTISS-WRIGHT CORPORATION and SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                  December 31,
                                 (In thousands)

                                                     1995        1994
Liabilities:
 Current liabilities:
  Current portion of long-term debt                           $  5,354
  Accounts payable                                $  6,286       5,482
  Accrued expenses                                  10,958       9,768
  Income taxes payable                               2,000       2,105
  Other current liabilities                         13,810      13,305
     Total current liabilities                      33,054      36,014

 Long-term debt                                     10,347       9,047
 Deferred income taxes                               7,447       6,446
 Accrued postretirement benefit costs               10,488      10,802
 Other liabilities                                  12,686      17,616
     Total liabilities                              74,022      79,925

Contingencies and Commitments (Notes 9, 10, & 18)
Stockholders' Equity:
 Preferred stock, $1 par value, 650,000
   authorized, none issued
 Common stock, $1 par value, 12,500,000
   authorized, 10,000,000 shares issued
   (outstanding shares 5,077,823 for 1995
   and 5,060,743 for 1994)                          10,000      10,000
 Capital surplus                                    57,141      57,139
 Retained earnings                                 288,710     275,600
 Unearned portion of restricted stock                 (780)
 Equity adjustments from foreign
  currency translation                              (1,330)     (1,622)
                                                   353,741     341,117
  Less, treasury stock at cost
    (4,922,177 shares for 1995 and
    4,939,257 shares for 1994)                     181,562     182,348
      Total stockholders' equity                   172,179     158,769

      Total liabilities and stockholders'
        equity                                    $246,201    $238,694
                                                  =========   =========

               See notes to consolidated financial statements.

                   CURTISS-WRIGHT CORPORATION and SUBSIDIARIES
                      CONSOLIDATED STATEMENTS of CASH FLOWS
                         For the years ended December 31,
                                  (In thousands)

                                             1995          1994          1993
Cash flows from operating activities:    ----------    ----------    ----------
 Net earnings (loss)                     $  18,169     $  19,303     $  (5,623)
 Adj to reconcile net earnings (loss)
  to net cash provided by operating
  activities:
    Cumulative effect of changes in
     accounting principles                                   244         2,671
    Litigation settlement costs                                         13,915
    Depreciation                             9,512        10,883        11,483
    Net (gains) losses on sales and
      disposals of real estate and
      equipment                               (219)          855           249
    Net gains on short-term investm'ts      (1,134)       (1,013)         (772)
    Deferred taxes                           2,056           901        (1,502)
 Changes in operating assets & liab.:
    Proceeds from sales of trading
      securities                           270,923       216,992
    Purchases of trading securities       (271,833)     (231,145)
    (Increase) decrease in receivables      (2,093)      (10,135)        1,072
    (Increase) decrease in inventories      (6,533)       (2,400)        2,526
    Inc (dec) in progress payments             594         4,967        (2,640)
    Increase (decrease) in accounts
      payable and accrued expenses           1,994           260        (1,549)
    Increase (decrease) in income
      taxes payable                           (105)        2,360        (5,125)
 Increase in other assets                   (2,380)       (2,922)       (2,836)
 Inc (dec) in other liabilities               (393)       (5,562)        8,224
 Litigation settlement                                    (8,880)
 Other, net                                 (1,130)       (2,321)        1,399
 Total adjustments                            (741)      (26,916)       27,115
   Net cash provided by (used for)
     operating activities                   17,428        (7,613)       21,492
Cash flows from investing activities:
 Proceeds from sales and disposals
   of real estate and equipment              3,290         1,326           583
 Additions to property, plant & equip.      (6,985)       (4,609)       (4,914)
 Proceeds from sales of short-
  term investments                                                     140,212
 Purchases of short-term investments                                  (155,841)
    Net cash used for investing
      activities                            (3,695)       (3,283)      (19,960)

Cash flows from financing activities:
 Principal payments on long-term debt       (4,054)         (149)       (4,258)
 Dividends paid                             (5,059)       (5,059)       (5,059)
    Net cash used for financing
      activities                            (9,113)       (5,208)       (9,317)

Net inc (dec) in cash & cash equivalents     4,620       (16,104)       (7,785)
Cash & cash equivalents at begin'g of yr     4,245        20,349        28,134
Cash and cash equivalents at end of year $   8,865     $   4,245     $  20,349
                                         ==========    ==========    ==========

                 See notes to consolidated financial statements.

                               CURTISS-WRIGHT CORPORATION and SUBSIDIARIES
                             CONSOLIDATED STATEMENTS of STOCKHOLDERS' EQUITY
                                        (In thousands of dollars)

                                                                        Equity
                     Common Stock                         Unearned      Adjustments
                    -----------------                     Portion of    from Foreign  Treasury Stock
                      Shares            Capital  Retained Restricted    Currency      -------------------
                      Issued  Amount    Surplus  Earnings Stock Awards  Translation   Shares      Amount
------------------- --------  ------    -------- -------- ------------  ----------    ----------- ---------
December 31, 1992   10,000,000 $10,000  $57,062  $272,038  $(317)       $(1,231)      4,939,257   $182,348

 Net earnings (loss)                               (5,623)
 Common dividends                                  (5,059)
 Amortization of
 earned portion
  of restricted
  stock                                     110                  230
 Translation adj, net                                                      (631)
------------------- ----------  ------  -------- -------- ------------- ----------    ----------- ---------
December 31, 1993   10,000,000  10,000   57,172   261,356        (87)    (1,862)      4,939,257    182,348

 Net earnings                                      19,303
 Common dividends                                  (5,059)
 Amortization of
  earned portion
  of restricted
  stock                                     (33)                  87
 Translation adj., net                                                      240
------------------- ----------  ------ --------- -------- ------------- ----------    ----------- ---------
December 31, 1994   10,000,000  10,000  57,139    275,600          -     (1,622)      4,939,257    182,348

 Net earnings                                      18,169
 Common dividends                                  (5,059)
 Exchange of common
  shares for the
  exercise of stock
  options                                                                                 1,513         71
 Stock options exercised                   (31)                                          (2,346)      (110)
 Stock awards issued                        33                  (780)                   (16,247)      (747)
 Translation adj., net                                                      292
------------------ ----------------- -------- -------- ------------- ----------       ----------- ---------
December 31, 1995   10,000,000  $10,000  $57,141  $288,710     $(780)   $(1,330)      4,922,177   $181,562

                             See notes to consolidated financial statements.


                CURTISS-WRIGHT CORPORATION and SUBSIDIARIES
                NOTES to CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY of SIGNIFICANT ACCOUNTING POLICIES
    Curtiss-Wright Corporation is a diversified multi-national manufacturing concern which produces and markets precision components and systems and provides highly engineered services to Aerospace & Marine and Industrial markets. Its principal operations include three domestic manufacturing facilities and thirty-two Metal Improvement service facilities located in North America and Europe, and an aircraft component overhaul facility in Denmark.

    A.   Principles of Consolidation.
    The financial statements of the Corporation have been prepared in conformity with generally accepted accounting principles and such preparation has required the use of management's estimates in presenting the consolidated accounts of Curtiss-Wright Corporation and all majority owned subsidiaries (the Corporation), after elimination of all significant inter-company transactions and accounts.

    B.   Cash Equivalents.
    Cash equivalents consist of money market funds and commercial paper that are readily convertible into cash, all with original maturity dates of three months or less.

    C.   Progress Payments.
    Progress payments received under U.S. Government prime contracts and subcontracts have been deducted from receivables and inventories as disclosed in the appropriate following notes.

    With respect to such contracts, the Government has a lien on all materials and work-in-process to the extent of progress payments.

    D.   Revenue Recognition.
    The Corporation records sales and related profits for the majority of its operations as units are shipped, services are rendered, or as engineering benchmarks are achieved. Sales and estimated profits under long-term military valve contracts are recognized under the percentage-of-completion method of accounting. Profits are recorded pro rata, based upon current estimates of direct and indirect manufacturing and engineering costs to complete such contracts.

    Losses on contracts are provided for in the period in which the loss becomes determinable. Revisions in profit estimates are reflected on a cumulative basis in the period in which the basis for such revisions become known.

    In accordance with industry practice, inventoried costs contain amounts relating to contracts and programs with long production cycles, a portion of which will not be realized within one year.

    E.   Property, Plant and Equipment.
    Property, plant and equipment are carried at cost. Major renewals and betterments are capitalized, while maintenance and repairs that do not improve or extend the life of the assets are expensed in the period they occur.

    Depreciation is computed using the straight-line method based upon the estimated useful lives of the respective assets.

    F.   Income Taxes.
    The Corporation records its income taxes using the asset and liability approach for financial accounting and reporting for deferred income taxes. Deferred tax assets are recognized, as available, for temporary differences and loss carryforwards. An offsetting valuation allowance is recognized when, based on available evidence, it is more likely than not that those deferred tax assets will not be realized.

    Current provisions for income taxes consist of federal, foreign, state and local income taxes and include deferred tax provisions and the benefits of loss carryforwards, where applicable.

    G.   Financial Instruments.
    The financial instruments with which the Corporation is involved are primarily of a traditional nature. Short-term investments consist primarily of money market preferred stocks, investment-grade debt instruments and common equity securities, which are carried at their fair value based on the quoted market prices of these investments. The Corporation also, where circumstances warrant, participates in derivative financial instruments, as defined under Statement of Financial Accounting Standards No. 119, "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments," consisting of forward currency exchange contracts and commitments to purchase stock. Derivative financial instruments are included as short-term investments in the Corporation's balance sheets and are carried at their fair market value, information on which appears in Note 2.

    The Corporation has entered into derivative financial instruments for purposes other than trading. Forward exchange contracts are purchased to hedge its exposure to foreign currency fluctuations on short-term securities in foreign markets, while other financial instruments are used to take advantage of price fluctuations for the generation of capital gain income. The Corporation's forward exchange contracts affect its results of operations only in connection with the underlying transaction. As a result, the Corporation is not subject to material risk from exchange rate movements, because gains and losses on these contracts generally offset losses and gains on the transaction being hedged. The Corporation's investments in utility common stocks are handled through a financially responsible third party and are purchased in conjunction with a commitment to deliver instruments of a similar nature. The corresponding purchases and commitments in these investments minimizes the Corporation's risk of market fluctuation. Gains and losses on sales of specific holdings are recognized in income as realized along with unrealized gains and losses due to changes in the market values of positions held at the end of the period.

    H.   Credit Risk.
    Credit risk is generally diversified due to the large number of entities comprising the Corporation's customer base and their geographic dispersion. The largest single customer represented 4% of the total outstanding billed receivables at December 31, 1995 and 6% of the total outstanding billed receivables at December 31, 1994. The Corporation performs ongoing credit evaluations of its customers and establishes appropriate allowances for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

    I.   Environmental Costs.
    The Corporation establishes a reserve for a potential environmental responsibility when it concludes that a determination of legal liability is probable, based upon the advice of counsel. Such amounts, if quantified, reflect the Corporation's estimate of the amount of that liability. If only a range of potential liability can be estimated, a reserve will be established at the low end of that range. Such reserves represent today's values of anticipated remediation not recognizing any recovery from insurance carriers, or third-party legal actions, and are not discounted.

    J.   Earnings per Share.
    Earnings per share are computed by dividing the applicable amount of earnings by the weighted average number of common shares outstanding during each year (5,062,000 shares for 1995 and 5,061,000 shares for 1994 and 1993). The Corporation has outstanding stock options for each of the three years presented, as reported in Note 11. The assumed exercise of these stock options had an immaterial dilutive effect on earnings per share for 1995 and 1994 and an anti-dilutive effect on the loss per share for 1993.

    K.   Newly Issued Pronouncements.
    Accounting for the Impairment of Long-Lived Assets: In March 1995, the Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS No. 121). This statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. SFAS No. 121 requires that long-lived assets to be held and used by the Corporation be reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment is recognized to the extent that the sum of undiscounted estimated future cash flows expected to result from the assets used is less than the carrying value. The Corporation has evaluated its asset base, under the guidelines established by SFAS No. 121, and determined that no impairment will be required upon adoption effective January 1, 1996.

    Accounting for Stock-Based Compensation:   In October 1995,
    the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). The statement defines a fair value based method of accounting for an employee stock option. Companies may, however, elect to adopt this new accounting rule through a pro forma disclosure option, while continuing to use the intrinsic value based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employee". Under the disclosure option, companies must make pro forma disclosures of net income and earnings per share, as if the fair value method of accounting described below had been applied.

    Under the new fair value method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service (or vesting) period. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date over the amount an employee must pay to acquire the stock.

    The Corporation is currently reviewing the effect on its financial statements of a change in accounting principles for stock-based compensation, as compared to using the optional disclosure only method. The adoption of this statement is required, either through adoption or disclosure, for its fiscal year beginning January 1, 1996. The Corporation has not yet decided on which method it will use for adoption of SFAS No. 123.

2.  SHORT-TERM INVESTMENTS.

    The Corporation's short-term investments are comprised of equity and debt securities, all classified as trading securities, which are carried at their fair value based upon the quoted market prices of those investments at December 31, 1995 and 1994. Accordingly, net realized and unrealized gains and losses on trading securities are included in net earnings.

    The composition of short-term investments at December 31 is as follows:

    (In thousands)           ------ 1995 -----     ----- 1994 -------
                             Cost   Fair Value     Cost    Fair Value
    Investment type:
     Treasury bills        $ 3,494    $ 3,494    $ 3,198    $ 3,198
     Money market
      preferred stock       41,999     41,999     35,800     35,800
     Tax-exempt money market
      preferred stock       12,874     12,874     19,822     19,803
     Common and preferred
      stocks                 1,135      1,064      1,970      1,746
     Utility common stock
      purchased             22,694     22,452     21,152     20,873
     Utility common stock
      sold short           (11,599)   (11,985)    (9,192)    (9,220)
    Total short-term
     investments           $70,597    $69,898    $72,750    $72,200

    Investment income for the years ended December 31 consists of:

    (In thousands)                    1995      1994       1993
    Net realized gains on the
      sale of trading
      securities                    $ 1,282   $ 1,563    $   772
    Interest and dividend
      income, net                     3,014     2,027      2,011
    Net unrealized holding
      losses                           (149)     (550)
    Interest, dividends and
      gains (losses) on short-
      term investments, net         $ 4,147   $ 3,040    $ 2,783

    The Corporation had one forward currency exchange contract outstanding at December 31, 1995 and 1994 to hedge its exposure to foreign currency fluctuations on short-term Canadian securities. This contract expires in August 1996. The carrying values of the asset and related forward contract were $3,377,000 and $3,613,000, respectively, at December 31, 1995 and $3,101,000 and $3,452,000,
    respectively, at December 31, 1994.

3.   RECEIVABLES.

    Receivables include amounts billed to customers and unbilled charges on long-term contracts consisting of amounts recognized as sales but not billed. Substantially all amounts of unbilled receivables are expected to be billed and collected in the subsequent year. The composition of receivables at December 31 is as follows:

    (In thousands)                        1995           1994
    Billed Receivables:
    U.S. Government receivables         $ 2,333        $ 2,403
       Less:  progress payments
         applied                            358            711
     Net U.S. Government receivables      1,975          1,692
    Commercial and other receivables     29,903         25,718
      Less: progress payments applied     3,981          3,753
    Net commercial and other
      receivables                        25,922         21,965
    Allowance for doubtful accounts        (760)          (694)
    Net receivables billed               27,137         22,963

    Unbilled Receivables:
    Recoverable costs and estimated
      earnings not billed                25,128         27,084
     Less: progress payments applied     15,988         17,580
    Net unbilled charges on long-
      term contracts                      9,140          9,504
    Total receivables, net              $36,277        $32,467

4.  INVENTORIES.

    Inventories are valued at the lower of cost (principally average cost) or market. The composition of inventories at December 31 is as follows:

    (In thousands)                         1995          1994

    Raw material                         $ 3,757       $ 4,195
    Work-in-process                       14,489         9,819
    Finished goods                         4,353         3,477
    Inventoried costs related
      to U. S. Government
      and other long-term
      contracts                           11,474        10,049
    Gross inventories                     34,073        27,540
      Less:  progress
       payments applied,
       principally related
       to long-term contracts              4,962         2,651
    Net inventories                      $29,111       $24,889


5.  OTHER ASSETS.

    The Corporation has various undeveloped tracts of land and former manufacturing properties which are no longer used in operations.

    These properties are considered available for sale and as such are carried at their lower of cost or net realizable values.

    In 1995, the Corporation sold properties located in Long Island, New York, Ontario, Canada and South Hackensack, New Jersey, having an aggregate net book value of $1,566,000. These transactions resulted in a net gain to the Corporation of $686,000. During 1994, the Corporation had reclassified from property, plant and equipment a shot-peening facility located in Long Island, New York, adjusted the carrying value of its property in Ontario, Canada and sold small tracts of land located in Nevada and New Jersey.

    The composition of other assets at December 31 is as follows:

    (In thousands)                        1995           1994

    Property held for sale              $ 3,436        $ 5,002
    All other                             1,743            819
    Total other assets                  $ 5,179        $ 5,821

6.  ACCRUED EXPENSES and OTHER CURRENT LIABILITIES

    Accrued expenses at December 31 consist of the following:

    (In thousands)                       1995           1994

    Accrued compensation                $ 3,832        $ 3,607
    Accrued taxes other than
       income taxes                       1,355          1,072
    Accrued insurance                     2,177          1,659
    All other                             3,594          3,430
    Total accrued expenses              $10,958        $ 9,768

    Other current liabilities at December 31 consist of the following:

    (In thousands)                       1995           1994

    Current portion of environmental
       reserves                         $ 6,236        $ 4,982
    Anticipated losses on long-
      term contracts                        905          1,920
    Litigation reserves                   3,101          3,101
    Restructuring reserves                                 744
    All other                             3,568          2,558
    Total other current liabilities     $13,810        $13,305


7.  INCOME TAXES.

    Effective January 1, 1993 the Corporation adopted SFAS No. 109, "Accounting for Income Taxes." Pursuant to SFAS No. 109, the Corporation recognized a net tax benefit of $5,861,000 (of which $3,764,000, or $.74 per share, was recognized as a cumulative effect of changes in accounting principles), primarily from the utilization of its capital loss carryforward. Correspondingly, a valuation allowance was recorded to offset this deferred tax asset, based on management's assessment of the likely realization of future capital gain income.

    During 1995 and 1994, the Corporation realized a net reduction to the valuation allowance of $4,366,000 and $401,000, respectively. This resulted from tax benefits of $1,360,000 in 1995 and $594,000 in 1994, respectively, for realized net capital gains. These tax benefits were offset by $52,000 in 1995 and $193,000 in 1994 for net unrealized losses on securities. The valuation allowance was further reduced by $3,058,000 in 1995, due to the expiration of the 1990 capital loss carryforward. The Corporation had available, at December 31, 1995, a capital loss carryforward of $3,940,000 that will expire on December 31, 1997.

    Earnings (loss) before income taxes and cumulative effect of changes in accounting principles for domestic and foreign operations for the years ended December 31 are:

    (In thousands)              1995          1994      1993

    Domestic                  $21,861       $24,009    $(1,639)
    Foreign                     5,631         4,748      2,969
    Total                     $27,492       $28,757    $ 1,330

    The provisions for taxes on earnings before cumulative effect of changes in accounting principles for the years ended
    December 31 consist of:

    (In thousands)              1995          1994         1993

    Federal income taxes
      currently payable       $ 3,715       $ 4,755      $ 3,100
    Foreign income taxes
      currently payable         1,963         1,991        1,035
    State and local income
      taxes currently payable   1,311           668        1,411
    Deferred income taxes       2,282         1,603       (5,303)
    Adjustment for deferred
      tax liability rate
      change                                                 453
    Federal income tax on
      net capital gains           698           594          367
    Utilization of capital
      loss carryforwards         (698)         (594)        (367)
    Valuation allowance            52           193        3,586

    Provision for income tax  $ 9,323       $ 9,210      $ 4,282

    The effective tax rate varies from the U. S. Federal statutory tax rate for the years ended December 31 principally due to the following:

                                  1995       1994       1993

    U. S. Federal statutory
     tax rate                    35.0%      35.0%        35.0%

    Add (deduct):
     Utilization of capital
      loss carryforward          (2.5)      (2.1)       (78.8)
     Dividends received
      deduction and tax
       exempt dividends          (2.5)      (1.9)       (85.9)
     Increase in deferred
      tax liability for
      change in tax rate                                 34.0
     State and local taxes        4.7        2.3        106.1
     Valuation allowance           .2         .7        269.7
     All other                   (1.0)      (2.0)        41.9

    Effective tax rate           33.9%      32.0%       322.0%

    The components of the Corporation's deferred tax assets and liabilities at December 31 are as follows:

    (In thousands)                      1995            1994

    Deferred tax assets:
      Environmental clean-up          $ 6,453         $ 7,323
      Postretirement/employment
        benefits                        3,801           3,912
      Inventories                       2,195           2,032
      Facility closing costs                            1,081
      Legal matters                     1,162           1,147
      Net capital loss carry-
        forwards                        1,094           5,460
      Other                             3,370           3,966
    Total deferred tax assets          18,075          24,921

    Deferred tax liabilities:
      Pension                          10,888           9,830
      Depreciation                      5,041           6,600
      Other                             1,350           1,273
    Total deferred tax
         liabilities                   17,279          17,703

    Deferred tax asset valuation
      allowance                        (1,094)         (5,460)

    Net deferred tax liabili-
        ties/(assets)                 $   298         $(1,758)

    Deferred tax assets and liabilities are reflected on the Corporation's consolidated balance sheets at December 31 as follows:

    (In thousands)                      1995            1994

    Current deferred tax assets       $(7,149)        $(8,204)
    Non-current deferred tax
      liabilities                       7,447           6,446

    Net deferred tax liabili-
        ties/(assets)                 $   298         $(1,758)

    Income tax payments of $8,114,000 were made in 1995, $7,586,000 in 1994, and $10,491,000 in 1993.

    At December 31, 1995, the balance of net undistributed earnings of foreign subsidiaries was $667,000. It is presumed that ultimately these earnings will be distributed to the Corporation. The tax effect of this presumption was determined by assuming that these earnings were remitted to the Corporation in the current period and that the Corporation received the benefit of all available tax planning alternatives and available tax credits and deductions. Under these two assumptions, no Federal income tax provision was required.

8.  LONG-TERM DEBT.

    Long-term debt at December 31 consists of the following:

    (In thousands)                          1995        1994

    Industrial Revenue Bonds and Notes -
      due from 2001 to 2007.  Weighted
      average interest rate is 3.94%
      and 2.82% per annum for 1995 and
      1994, respectively                  $10,347     $14,401

    Less, portion due within one year                   5,354
    Total long-term debt                  $10,347     $ 9,047

    Aggregate maturities of long-term debt are as follows:

    (In thousands)
        2001                                  $1,300
        2002                                   4,047
        2007                                   5,000

    Interest payments of approximately $684,000, $294,000 and $573,000 were made in 1995, 1994 and 1993, respectively.

9.  CREDIT AGREEMENTS.

    The Corporation has two credit agreements in effect aggregating $45,000,000 with a group of four banks. The Revolving Credit Agreement commits a maximum of $22,500,000 to the Corporation for cash borrowings and letters of credit. The unused credit available under this facility at December 31, 1995, was $7,753,000. The commitments made under the Revolving Credit Agreement expire October 29, 1998, but may be extended annually for successive one year periods with the consent of the bank group. The Corporation also has in effect a Short-Term Credit Agreement which allows for cash borrowings of $22,500,000, all of which was available at December 31, 1995. The Short-Term Credit Agreement expires October 27, 1996. At expiration, the Short-Term Credit Agreement may be extended, with the consent of the bank group, for an additional period not to exceed 300 days. No cash borrowings were outstanding at December 31, 1995, or December 31, 1994. The Corporation is required under these Agreements to maintain certain financial ratios, and meet certain net worth and indebtedness tests for which the Corporation is in compliance. Under the provisions of the Agreements, retained earnings of $25,130,000 were available for cash dividends and stock acquisitions at December 31, 1995.

    At December 31, 1995, substantially all of the industrial revenue bond issues are collateralized by real estate, machinery and equipment. Certain of these issues are supported by letters of credit which total approximately $9,300,000. The Corporation has various other letters of credit outside the Revolving Credit Agreement totaling approximately $596,000.

10. LEGAL MATTERS AND CONTINGENCIES.

    The Corporation is involved in various litigations, claims and administrative proceedings, including the matter discussed below, arising in the normal course of business.

    The Corporation is defending a class action instituted in the United States District Court for the District of New Jersey by the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America and its Locals 300 and 699 (collectively, the "Union"), and five former employees of the Corporation. The Union alleges that the Corporation's termination of medical benefits to retirees of the Wood-Ridge facility constituted a breach of its collective bargaining agreement. The individual plaintiffs, representing union employees as a class, allege that the termination of their benefits was contrary to the terms of the plan and in breach of alleged written and oral promises to provide them with benefits for life. The Corporation denies the substantive allegations of the plaintiffs' claims. The case was tried without a jury during the summer of 1994, but the trial judge has not yet announced a decision.

    Based on the advice of counsel, management believes that recovery or liability with respect to these matters would not have a material effect on the financial condition or the results of operations of the Corporation for any year.

    In late 1993, Curtiss-Wright's wholly-owned subsidiary, Target Rock Corporation, recognized a settlement of $17,500,000 in connection with a 1990 lawsuit initiated by the U.S. Government in the U.S. District Court for the Eastern District of New York. The suit asserted claims totaling approximately $114,000,000 under the False Claims Act and at common law in connection with embezzlements from Target Rock by certain former employees and alleged mischarging of labor hours to Government subcontracts by those former employees.

    The settlement amount to the Government was offset by $8,035,000 of Target Rock receivables, the payment of which had been withheld by a customer at the direction of the Government, and by a small credit previously applied. The settlement, net of insurance proceeds previously received under a blanket crime policy, the small credit and applicable tax benefits, reduced consolidated net earnings for the fourth quarter and the full year of 1993 by $8,600,000, or $1.70 per share.

11. STOCK COMPENSATION PLANS.

    Long-Term Incentive Plan: Under a Long-Term Incentive Plan approved by stockholders in 1995, 500,000 shares of common stock were reserved in the aggregate for the grant of stock options, stock appreciation rights, limited stock appreciation rights, restricted stock awards, performance shares, and/or performance units until May 5, 2005. The total number of shares available for a grant to key employees in each year will be one percent of the shares outstanding at the beginning of that year, although that number may be increased by the number of shares available but unused in prior years, and by the number of shares covered by previously terminated or forfeited awards. No more than 25,000 shares of common stock subject to the Plan may be awarded in any year to any one participant in the Plan.

    In December 1995, the Corporation awarded 16,247 shares of restricted common stock under this plan, to certain key employees, at no cost to the employees. The shares have been valued at a price of $48.00 per share, the market price on the date of the award, and the cost of the issue will be amortized over their three-year restriction period. In addition, the Corporation granted non-qualified stock options under this plan, to certain key employees, to purchase 32,498 shares of common stock at a price of $48.00 per share, the market price on the date of the grant. Stock options granted under this plan expire ten years after the date of the grant, and are exercisable as follows: Up to one-third of the grant after one full year, up to two-thirds of the grant after two full years and in full after three years from the date of grant.

    Restricted Stock Purchase Plan: Under a Restricted Stock Purchase Plan approved by the stockholders in 1989, 400,000 shares of common stock were reserved for sale until December 31, 1998, to selected key employees. No options were granted under this Plan in 1995, 1994 or 1993. The Restricted Stock Purchase Plan was terminated by the stockholders on May 5, 1995, and the remaining 331,835 shares of common stock are no longer available for issue under this Plan.

    Stock Option Plan: The Corporation's 1985 Stock Option Plan as amended November 16, 1993, expired on February 13, 1995. Under this plan, 175,000 shares of common stock had been reserved in treasury for issuance to key employees. With the expiration of the plan, the remaining 79,975 shares of common stock are no longer reserved for issuance.

    During 1994 and 1993, the Corporation granted nonqualified stock options under this plan, to certain key employees, to purchase shares of common stock totaling 51,625 and 43,400, respectively, at prices of $36.00 and $32.44 per share, respectively, the market prices on the dates of the grants.
    The options expire ten years after the date of the grant, and are exercisable as follows: Up to one-third of the grant after one full year, up to two-thirds of the grant after two full years and in full three years from the date of the grant. No options were granted in 1995 under this plan prior to its expiration.

    During 1995, the Corporation issued 2,346 shares of common stock from the exercise of stock options. As of December 31, 1995, options to purchase 92,679 shares of common stock remain unexercised.

12. ENVIRONMENTAL COSTS.

    The Corporation has other non-current liabilities consisting primarily of environmental obligations which totaled
    $10,806,000 at December 31, 1995 and $15,550,000 at December
    31, 1994.

    During 1995, the Corporation incurred expenses of $312,000 relating to the remediation, engineering and professional services for environmental obligations. In 1994 and 1993, the Corporation recognized costs of $499,000 and $4,472,000, respectively.

    In 1995, remediation costs paid for the Corporation's Wood-Ridge, New Jersey, property totaled $2,705,000. This expense had previously been provided in 1990 as part of the $21,000,000 reserve established to remediate the property. The Corporation has received approval by the State of New Jersey Department of Environmental Protection to begin actual remediation of the groundwater and soil. The approved clean-up methods selected are in various stages of installation. Groundwater and soil remediation for the site is planned to begin in late spring 1996.

    The Corporation is joined with many other corporations and municipalities as potentially responsible parties (PRPs) in a number of environmental cleanup sites, which include the Sharkey Landfill Superfund Site, Parsippany, N.J., Caldwell Trucking Company Superfund Site, Fairfield, N.J., and Pfohl Brothers Landfill Site, Cheektowaga, N.Y., identified to date as the most significant sites. Other environmental sites in which the Corporation is involved include but are not limited to Chemsol Inc. Superfund Site, Piscataway, N.J., and PJP Landfill, Jersey City, N.J.

    The Corporation believes that the outcome of any of these matters would not have a material adverse effect on the Corporation's results of operations or financial condition.

13. RESTRUCTURING CHARGES.

    The Corporation recorded restructuring charges of $3,626,000 in 1993 for the closing of its Composites Facility in Texas, consolidation of two East Coast Shot-Peening facilities and to provide for the sale of its Buffalo Extrusion Facility. During 1995, the Corporation completed its restructuring, fully utilizing reserves provided.

    The following table sets forth the components of the 1993 restructuring charge and the related reserves at December 31, 1993, 1994 and 1995, respectively:

                                     Cash   Non-Cash            Cash
(In thousands)               1993  Charges  Charges    1994   Charges    1995
                          -------- -------- -------- -------- -------- --------
Write-down of fixed assets
 to net realizable value   $2,666   $  82   $(2,748)
Loss on operations through
 disposal date                386    (270)              $116   $(116)     -
Facility closure costs        245      (9)      392      628    (628)     -
Write-down of inventory       159              (159)
Severance                     170     (20)     (150)
                          -------- -------- -------- -------- -------- --------
      Total               $ 3,626  $  (217) $(2,665) $   744  $  (744) $   -

14. RESEARCH and DEVELOPMENT COSTS.

    Corporation-sponsored research and development expenditures amounted to approximately $1,180,000, $1,196,000 and $1,420,000 in 1995, 1994 and 1993, respectively. These expenditures are included in product and engineering costs.

15. POSTEMPLOYMENT BENEFITS.

    Effective January 1, 1994, Curtiss-Wright adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS No. 112). This statement required a provision for benefits applicable to former or inactive employees, after employment but before retirement. These benefits primarily include severance benefits and disability-related items. Under the new accounting rules, the Corporation recorded a projected obligation for these benefits of $375,000 in 1994. This obligation resulted in an after-tax charge to earnings for the first quarter of 1994 of $244,000, or $.05 per share.

16. POSTRETIREMENT BENEFITS.

    Effective January 1, 1993, the Corporation adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." The adoption of SFAS No. 106 resulted in recognition of the full transition cost of $9,750,000 as a cumulative effect of changes in accounting principles, reducing net earnings by $6,435,000 or $1.27 per share for 1993.

    The Corporation provides postretirement benefits, consisting only of health-care benefits, covering the majority of its employees. However, the benefits are not vested and as such are subject to modification or termination in whole or in part. The Corporation does not prefund its postretirement health-care benefits and expects to continue to fund these benefits on a pay-as-you-go basis. The actual payments made to provide certain nonvested health-care benefits for specific groups of retired employees totaled $696,000, $491,000 and $358,000 in 1995, 1994 and 1993, respectively.

    Net expenses for the retiree health-benefit plans for the years ended December 31 included the following components:

    (In thousands)                      1995     1994     1993

    Service cost - benefits
      attributed to service
      during the period                $  180   $  328   $  282

    Interest cost on accumu-
      lated postretirement
      benefits                            494      589      702

    Net amortization and
      deferral                           (292)

    Net periodic post-
      retirement benefit
      cost                             $  382   $  917   $  984

    The following table sets forth the actuarial present value of benefits and the funded status at December 31 for the Corporation's domestic plans:

    (In thousands)                           1995                1994

    Actuarial present value of benefits:
    Retired employees                     $ 4,575             $ 5,357
    Active employees - fully eligible         712                 886
    Other active employees                  1,869               2,134

     Accumulated postretirement benefits    7,156               8,377

    Unrecognized net gain from past
      experience different from that
      assumed and from changes in
      assumptions                           3,332               2,425

    Accrued postretirement benefit cost   $10,488             $10,802

    The weighted average discount and health-care cost trend rates used in determining the accumulated postretirement benefits and periodic postretirement benefit cost are as follows:

                                           1995                 1994
                                          ------              -------
    Weighted average discount rate        7.00%                8.00%
    Assumed health care cost trend rates:
      Current                             9.83%               10.22%
      Ultimate                            5.50%                5.50%
      Years to ultimate                     12                   13

    A 1% increase in health-care cost trends would result in an increase to the accumulated postretirement benefits as of December 31, 1995 of $783,000 and an increase in the net periodic postretirement benefit cost for the year then ended of $86,000.

17. PENSION and RETIREMENT PLANS.

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

    In addition, all participants of the former contributory plans have received an accrued benefit based upon service as of August 31, 1994, adjusted to reflect future compensation growth. Employees are eligible to participate in this plan after one year of service and are vested in the defined-benefit portion after five years of service. Vesting in the "cash balance" portion occurs at 20% per year, reaching 100% vesting at five years of service.

    Prior to September 1, 1994, the Corporation and its U. S. subsidiaries had contributory defined-benefit pension and retirement plans covering substantially all employees. The contributory plans' benefits were generally based on length of service and on the highest five consecutive years' compensation during the last ten years of service, while benefit payments for employees covered under noncontributory provisions of the plans were based on fixed amounts for each year of service. Employees had been eligible to participate in these plans at the time of employment and were vested after five years of service. Employees of foreign operations continue to participate in various local plans.

    The Corporation's funding policy is to provide contributions within the limits of deductibility under current tax regulations, thereby accumulating funds adequate to provide for all accrued benefits. At December 31, 1995, the retirement plan is overfunded (i.e., plan assets exceed accumulated benefit obligations). All domestic plans were also overfunded at December 31, 1994.

    The Corporation had pension credits in 1995, 1994 and 1993 of $3,036,000, $4,016,000 and $3,029,000, respectively, for domestic plans and had foreign pension costs in 1995, 1994 and 1993 under defined contribution retirement plans of $208,000, $188,000 and $170,000, respectively. The funded status of the Corporation's domestic plans at December 31 are set forth in the following table:

    (In thousands)                    1995              1994
    Actuarial present
     value of benefit
     obligations:
      Vested                       $110,851          $104,349
      Nonvested                       2,832             1,485
    Accumulated benefit
      obligation                    113,683           105,834
    Impact of future
      salary increases                3,271             1,550
    Projected benefit
      obligation                    116,954           107,384
    Plan assets at fair
     value                          183,497           169,597
    Plan assets in excess
     of projected benefit
     obligation                      66,543            62,213
    Unrecognized net
     gain                           (25,763)          (22,693)
    Unrecognized prior
     service cost                       400              (220)
    Unrecognized net
     transition asset               (10,052)          (11,208)

    Prepaid pension cost           $ 31,128          $ 28,092

    At December 31, 1995, approximately 42% of the plans' assets are invested in debt securities, including a small portion in
    U. S. Government issues. Approximately 58% of plan assets are invested in equity securities.

    Included in earnings is net pension income for 1995, 1994 and 1993, comprised of the following:

    (In thousands)                1995       1994      1993

    Service costs - benefits
      earned during the period  $ 3,119    $ 2,623    $ 1,445
    Interest cost on pro-
      jected benefit obliga-
      tions                       8,457      7,706      7,910
    Actual return on plan
       assets                   (32,358)     3,301    (17,762)

    Net amortization and
       deferral                  17,746    (17,646)     5,378

    Net pension income          $(3,036)   $(4,016)   $(3,029)

    The major assumptions used in accounting for the Corporation's defined-benefit pension and retirement plans at December 31 are as follows:

                                           1995       1994

    Discount rate                          7.0%       8.0%
    Rate of increase in
      future compensation
      levels                               4.5%       4.5%
    Expected long-term
      rate of return on
      plan assets                          8.5%       8.0%

    The net periodic pension credit is determined using the assumptions as of the beginning of the year. The funded status is determined using the assumptions as of the end of the year.

18. LEASES.

    Buildings and Improvements Leased to Others. The Corporation leases certain of its buildings and related improvements to outside parties under noncancelable operating leases. Cost and accumulated depreciation of the leased buildings and improvements at December 31, 1995, were $51,501,000 and $43,674,000, respectively, and at December 31, 1994, were $50,629,000 and $42,713,000, respectively.

    Facilities Leased from Others. The Corporation conducts a portion of its operations from leased facilities, which include manufacturing plants, administrative offices and warehouses. In addition, the Corporation leases automobiles and office equipment under operating leases. Rental expenses for all operating leases amounted to approximately $1,857,000 in 1995, $1,840,000 in 1994 and $1,815,000 in 1993.

    At December 31, 1995, the approximate future minimum rental income and commitment under operating leases that have initial or remaining noncancelable lease terms in excess of one year are as follows:
                                    Rental               Rental
    (In thousands)                  Income             Commitment
    1996                           $ 5,305               $1,447
    1997                             5,419                1,302
    1998                             4,438                1,179
    1999                             2,957                  808
    2000                             2,278                  213
    2001 and beyond                 16,219                  907
                                   --------              -------
                                   $36,616               $5,856

19. INDUSTRY SEGMENTS.

    The Corporation has revised its industry segment presentation in 1995 to better align its current components of revenue producing products and services to the markets served. Prior-year information has been restated to reflect the current alignment.

    The principal products and services and major markets of the two industry segments are described on page 12.

    Consolidated Industry Segment Information:

    (In millions)                   1995       1994      1993
    Sales and Other Revenues:
     Aerospace & Marine            $ 92.4     $100.3    $113.8
     Industrial                      62.0       54.7      45.0
      Total sales                   154.4      155.0     158.8
     Rental revenues                  8.8        8.7       8.3
     Other revenues                   4.4        2.5       3.2
    Total sales and other
      revenues                     $167.6     $166.2    $170.3

    Pre-tax Earnings from Operations:
     Aerospace & Marine            $ 11.7     $ 18.7    $ 17.8
     Industrial                      11.5        7.8       2.2
      Total segments                 23.2       26.5      20.0
     Provision for legal
      settlement                                         (13.9)
     Net pension income               3.0        4.0       3.0
     Rental earnings                  3.1        2.9       2.8
     Other earnings                   4.3        1.6       3.1
     Other expenses                  (5.6)      (5.8)    (13.2)
     Interest expense                 (.5)       (.4)      (.5)
    Total pre-tax earnings         $ 27.5     $ 28.8    $  1.3


(In millions)
Identifiable Assets:
     Aerospace & Marine            $ 74.6     $ 71.9    $ 79.4
     Industrial                      56.7       42.6      40.6
      Total segments                131.3      114.5     120.0
     Cash and short-term
      investments                    78.8       76.4      75.2
     Other general and corporate     36.1       47.8      41.7
    Total assets at December 31    $246.2     $238.7    $236.9

    Capital Expenditures:
     Aerospace & Marine            $  5.7     $  2.7    $  3.1
     Industrial                        .7         .9        .9
      Total segments                  6.4        3.6       4.0
     General and corporate             .6        1.0        .9
    Total capital expenditures     $  7.0     $  4.6    $  4.9

                                    1995       1994      1993
    Depreciation:
     Aerospace & Marine            $  5.4     $  6.6    $  7.4
     Industrial                       3.1        3.3       3.0
      Total segments                  8.5        9.9      10.4
     General and corporate            1.0        1.0       1.0
    Total depreciation             $  9.5     $ 10.9    $ 11.4

    Aerospace & Marine sales had no single customer that accounted for more than 10% of total sales in 1995. However, the segment had one customer that accounted for 10% in 1994 and two customers accounting for 11% and 10% of sales, respectively, in 1993. Industrial segment sales did not include any customers exceeding 10% of total sales in those respective periods.

    Revenues from major product lines consist of:

                                                     1995      1994    1993
    Actuation & control systems and components         32%       32%     37%
    Shot-peening and peen-forming                      45        30      27
    Valves                                             14        15      14
    All others                                          9        23      22
                                                     -----     -----   -----
    Total                                             100%      100%    100%


    Direct sales to the U.S. Government and sales for U.S. and Foreign government end use accounted for 39%, 31% and 34% of total sales in 1995, 1994 and 1993, respectively, and were included in all segments as follows:

    (In thousands)                   1995       1994        1993

    Aerospace & Marine             $ 38,000   $ 44,000    $ 52,400
    Industrial                          900      3,700       2,000
      Total military sales         $ 38,900   $ 47,700    $ 54,400

    Geographic revenues and earnings are as follows:

     (In thousands)                  1995       1994        1993

    Revenues:
     United States                 $140,409   $144,140    $148,422
     Europe                          23,096     18,486      18,004
     Canada                           4,046      3,563       3,838
       Total                       $167,551   $166,189    $170,264

    Pre-Tax Earnings:
     United States                 $ 21,861   $ 24,009    $ (1,639)
     Europe                           4,624      4,273       2,260
     Canada                           1,007        475         709
       Total                       $ 27,492   $ 28,757    $  1,330

    Geographic assets outside the United States were less than 10% of total assets in each period reported.

    Export sales were less than 10% of total sales in each period reported.

    Intersegment sales, the amount of which are insignificant, are accounted for on substantially the same basis as sales to unaffiliated customers and have been eliminated.

    Identifiable assets by segments are those assets that are used in the Corporation's operations included in that segment.

QUARTERLY RESULTS of OPERATIONS (UNAUDITED).

    (In thousands except
     per share amounts)     First    Second     Third    Fourth

    1995 Quarters:
      Sales                $37,543   $36,916   $35,929   $44,058
      Other revenues         3,270     3,637     3,374     2,824
      Gross profit          12,115    11,649    11,998    13,979
      Net earnings           4,012     4,225     4,966     4,966

      Net earnings per
        common share           .79       .83       .98       .98

    1994 Quarters:
      Sales                $38,538   $37,489   $38,792   $40,182
      Other revenues         3,123     2,937     3,109     2,019
      Gross profit          12,446    13,191    11,675    13,122
      Earnings before
        cumulative effect
        of changes in
        accounting
        principles           4,305     5,325     4,167     5,750
      Cumulative effect of
        a change in account-
        ing principle         (244)
      Net earnings           4,061     5,325     4,167     5,750
      Earnings per share:
        Earnings before
          cumulative effect
          of a change in
          accounting
          principle            .85      1.05       .82      1.14
        Cumulative effect
          of a change in
          accounting
          principle           (.05)
      Net earnings per
        common share           .80      1.05       .82      1.14

1994:
    Net earnings in the first quarter of 1994 were reduced by $244,000 or $.05 per share for the cumulative effect of changes in accounting for postemployment benefits (See Note 15).

                     CONSOLIDATED SELECTED FINANCIAL DATA
                     (In thousands except per share data)

                                 1995      1994      1993      1992    1991
                              --------- --------- --------- --------- ---------
Sales                         $154,446  $155,001  $158,864  $179,737  $191,250
Other revenues                  13,105    11,188    11,400    13,351    11,830
Earnings (loss) before chges
  in accounting principles      18,169    19,547    (2,952)a  21,687    21,253
Net earnings (loss)             18,169    19,303    (5,623)b  21,687    21,253
Total assets                   246,201   238,694   236,947   238,898   233,226
Long-term debt                  10,347     9,047    14,426    16,266    22,261
Per common share:
Earnings (loss) before chges
  in accounting principles        3.59      3.86      (.58)     4.29      4.21
Net earnings (loss)               3.59      3.81     (1.11)     4.29      4.21
Cash dividends                    1.00      1.00      1.00      1.00      1.00

See notes to consolidated financial statements for additional financial information.

a. Includes after-tax charges for: a litigation settlement of $8,600,000, environmental remediation costs of $2,462,000, restructuring charges of $2,357,000 and a deferred tax asset valuation allowance under SFAS No. 109 of $3,586,000.

b. Includes an after-tax charge of $6,435,000 from the cumulative effect of a change in accounting principles for the adoption of SFAS No. 106 "Employers' Accounting for Postretirement Benefits" and an after-tax benefit of $3,764,000 from the adoption of SFAS No. 109 "Accounting for Income Taxes".

CURTISS-WRIGHT CORPORATION AND SUBSIDIARIE

CORPORATE INFORMATION

Corporate Headquarters
1200 Wall Street West
Lyndhurst, New Jersey 07071-0635
Tel.(201)896-8400 Fax(201)438-5680

Annual Meeting
The 1996 Annual Meeting of Shareholders will be held on April 12,1996 at 2:00 p.m. at the Novotel Meadowlands Hotel, One Polito Avenue, Lyndhurst, New Jersey 07071.

Stock Exchange Listing
The Corporation's common stock is listed and traded on the New York Stock Exchange. The stock transfer symbol is CW.

Common Stockholders
As of December 31, 1995, the approximate number of holders of record of common stock, par value $1.00 per share, of the Corporation was 5,900.

Stock Transfer Agent and Registrar
For services such as changes of address, replacement of lost certificates or dividend checks, and changes in registered ownership, or for inquiries as to account status, write to Chemical Mellon Shareholder Services, L.L.C. at the following addresses:

Shareholder inquiries/address changes/consolidations:
P.O. Box 590, Ridgefield Park, NJ 07660

Lost certificates/certificate replacement
Estoppel Department, P.O. Box 467, Washington Bridge Station,
New York, NY 10033

Certificate transfers
Stock Transfer Department,
P.O. Box 469, Washington Bridge Station,
New York, NY 10033

Please include your name, address, and telephone number with all correspondence. Telephone inquiries may be made to (800) 851-9677.

Investor Information
Investors, stockbrokers, security analysis, and others seeking information about Curtiss-Wright Corporation, should contact Robert A. Bosi,
Vice President-Finance, or Gary J. Benschip, Treasurer, at the Corporate Headquarters, telephone (201) 896-1751.

Financial Reports
This Annual Report includes most of the periodic financial information required to be on file with the Securities and Exchange Commission. The company also files an Annual Report on Form 10 - K, a copy of which may be obtained free of charge. These reports, as well as additional financial documents such as quarterly shareholder reports, proxy statements, and quarterly reports on Form 10-Q, may be received by written request to Gary J. Benschip, Treasurer, at the Corporate Headquarters.

Common Stock Price Range          ----- 1995 ------        ----- 1994 ------
                                    High      Low            High      Low
                                  -------   -------        -------   -------
First Quarter                     $38.250   $35.125        $37.000   $33.675
Second Quarter                     45.250    36.875         35.750    33.125
Third Quarter                      45.500    43.500         36.375    32.875
Fourth Quarter                     53.750    43.625         37.250    34.625

Dividends                         -1995-    -1994-
First Quarter                     $.25      $.25
Second Quarter                     .25       .25
Third Quarter                      .25       .25
Fourth Quarter                     .25       .25

CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

CORPORATE DIRECTORY


DIRECTORS             OFFICERS

Thomas R. Berner      David Lasky              Curtiss-Wright
Partner               Chairman and President   Flight Systems, Inc.
Law firm of                                    Robert E. Mutch
Berner & Berner, PC.  Robert E. Mutch          President
                      Executive Vice President 300 Fairfield Road
John S. Bull                                   Fairfield, New Jersey 07004-1962
Former Director       Gerald Nachman
Moran Towing &        Executive Vice President Curtiss-Wright
Transportation Co.,                            Flight Systems/Shelby, Inc.
Inc. Marine           Robert A. Bosi           George J. Yohrling
transportation co.    Vice President-Finance   Senior Vice President and
                                               General Manager
Admiral               George J. Yohrling       201 Old Boiling Springs Road
James B. Busey IV     Vice President           Shelby, No. Carolina 28152-8008
President & Chief
Executive Officer     Dana M. Taylor           Curtiss-Wright
AFCEA International   General Counsel          Flight Systems/Europe A/S
                      and Secretary            Preben Morso
David Lasky                                    General Manager
Chairman & President  Kenneth P. Slezak        Karup Air Base
                      Controller               Karup, Denmark
John R. Myers
Chairman of the Board Gary J. Benschip         Metal Improvement Company, Inc.
Garrett Aviation Svcs Treasurer                Gerald Nachman
                                               President
                                               10 Forest Avenue
Dr. William W. Sihler                          Paramus, New Jersey 07652-5214
Ronald E. Trzcinski
Professor of Business                          Target Rock Corporation
Administration,                                Martin R. Benante
Darden Graduate School                         President and General Manager
of Business                                    1966E Broadhollow Road
Administration,                                East Farmingdale, New York
University of Virginia                         11735-1768

J. McLain Stewart
Director
McKinsey & Co.
Management consultants


                                     - 53 -