Form 10-K, Exhibit 13
period 1996-12-31
CURTISS WRIGHT CORP
filed 1997-03-17
CIK 26324

Page 67

                                                                      Exhibit 13

                                      1996

                           --------------------------
                           CURTISS-WRIGHT CORPORATION
                           --------------------------

                                 ANNUAL REPORT


                                   EXPANDING

                                  OUR MARKETS

Curtiss-Wright Corporation, headquartered in Lyndhurst, N.J., is a diversified multi-national manufacturing and service concern that designs, manufactures and overhauls precision components and systems and provides highly engineered services to the aerospace, automotive, shipbuilding, oil, petrochemical, agricultural equipment, power generation, metal working and fire & rescue industries. The Company employs approximately 1,700 people. Operations are conducted principally by three wholly-owned subsidiaries: Curtiss-Wright Flight Systems, Inc., Metal Improvement Company, Inc. and Curtiss-Wright Flow Control Corporation. The group's principal operations include three domestic manufacturing facilities, thirty-two Metal Improvement service facilities located in North America and Europe, and three component overhaul facilities located in Florida, North Carolina and Denmark.

Contents

Industry Focus                                                                1
Financial Highlights                                                          2
Letter to Stockholders                                                        3
Review of Operations                                                          6
At a Glance                                                                   9
Expanding Our Markets                                                         10
Management's Discussion and Analysis of Financial Condition
and Results of Operations                                                     16
Report of the Corporation                                                     20
Report of Independent Accountants                                             20
Consolidated Financial Statements                                             21
Notes to Consolidated Financial Statements                                    25
Quarterly Results of Operations and Stock Information (Unaudited)             34
Consolidated Selected Financial Data                                          34
Corporate Information                                                         35
Corporate Directory                                                           36

Page 69
                                    --------
                                    INDUSTRY
                                    --------
                                      FOCUS
                                    --------

Changes in the aerospace/defense industry in the 1990's required participants to re-examine how they will conduct business in the future. These changes started with reduced commercial aircraft production rates which coincided with lower procurement levels in the defense sector. These factors initiated a consolidation movement within the industry that is still in progress. While production rates of commercial aircraft have been increasing, there will be few new commercial and military aircraft programs. Under these circumstances, the ability to gain position on these programs becomes increasingly important.

     In addition to the reduced level of new projects in the defense sector, development programs have become more expensive and customers have required their suppliers to bear substantial portions of the costs involved. The size of these expenditures, the increasing demands by customers for cost efficiencies and the increase in the time horizons for these programs to move into production, have raised the financial risks of investing in these programs.

     Companies, such as Curtiss-Wright which operate in niche markets, must re-examine their positions in order to expand those markets they serve. Their market positions must be broadened to allow operations to deal with the cyclical nature of the industry. We have concluded that we must expand not only into the overhaul and repair of our own aerospace components, but also to other areas of the aftermarket. With this expansion the customer base changes. The focus shifts to include the end user of the product: airlines and freight carriers. The relationship with these new customers requires the establishment of a new and distinct marketing and distribution organization from those which traditionally had been in place. In effect, while the product may remain basically the same, an entirely new business must be established. This is the direction that we have been following in our aerospace business.

     We also have determined that wherever possible we should expand our service offerings, acting alone or with others whose functions complement our own. This expansion affects both our aerospace and industrial markets. Finally, we have been active in the geographic expansion of our markets, both domestically and overseas.

     Curtiss-Wright continues to take an adaptive approach to servicing its markets. It has expanded its served markets beyond its traditional customers. It will continue to build "new business" as it expands on its established business base to broaden the products and services it provides and extends its markets to new customers and new geographic regions.

CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

FINANCIAL HIGHLIGHTS

(Dollars in thousands except per share data)                          1996         1995         1994
----------------------------------------------------------------------------------------------------
Performance:
Sales                                                           $  170,536   $  154,446   $  155,001
Earnings before interest, taxes, depreciation and amortization      33,462       37,553       40,041
Net earnings                                                        16,109       18,169       19,303
Net earnings per common share                                         3.17         3.59         3.81
Return on sales                                                        9.4%        11.8%        12.5%
Return on assets                                                       6.3%         7.4%         8.1%
Return on average stockholders' equity                                 9.1%        11.0%        12.7%
Research and development costs:  Corporation sponsored                 997        1,180        1,196
Customer sponsored                                                  15,248       17,362        9,059
New orders                                                         171,649      150,870      122,367
Backlog at year-end                                                109,336      103,566      116,554
----------------------------------------------------------------------------------------------------
Year-End Financial Position:
Working capital                                                 $  115,417   $  120,571   $  108,329
Current ratio                                                     3.7 to 1     4.6 to 1     4.0 to 1
Total assets                                                    $  267,164   $  246,201   $  238,694
Stockholders' equity                                            $  183,363   $  172,179   $  158,769
Stockholders' equity per common share                           $    36.09   $    33.91   $    31.37
----------------------------------------------------------------------------------------------------
Other Year-End Data:
Depreciation and amortization                                   $    8,946   $    9,512   $   10,883
Capital expenditures                                            $   14,156   $    6,985   $    4,609
Shares of common stock outstanding                               5,081,103    5,077,823    5,060,743
Number of stockholders                                               4,719        5,944        6,409
Number of employees                                                  1,738        1,482        1,496
----------------------------------------------------------------------------------------------------
Dividends per Common Share                                      $     1.00   $     1.00   $     1.00
====================================================================================================

                                [GRAPHS OMITTED]


2  CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT

Page 71
                                                          LETTER TO STOCKHOLDERS
                                                          ----------------------

FELLOW STOCKHOLDERS:

For several years, Curtiss-Wright Corporation has been following a strategy of developing and maintaining positions in market segments which it believes will result in substantial profitable growth with a resultant increase in stockholders' value. In pursuit of these objectives, in the context of the Industry Focus highlighted earlier in this Annual Report, the Company's focus has been to expand the products and services it provides, enlarge its customer base and increase its global presence. This has required a substantial and continuing investment in both development programs and plant and equipment. Our progress to date is outlined in the balance of this letter and in the Review of Operations segment of this Annual Report which follows.

Product and Service Capability Expansion

During 1996, we delivered the initial quantities of trailing edge flap transmissions to The Boeing Company for its Next-Generation 737 aircraft and production quantities of trailing edge flap rotary actuators for their 767 airliner. These milestones were reached while we continued to supply components for Boeing's 737 "classic" and all other aircraft transports they currently have in production. In recognition of our efforts, we were awarded the Boeing Commercial Airplane Group's 1996 President's Award for Excellence. This designation as "Supplier of the Year" in the category of systems and equipment resulted from our superior service, outstanding products and innovative ideas. In addition, late in 1996, we received notification that we have been selected as supplier for trailing edge flap transmissions for Boeing's newly-announced 757-300 airliner. Our expanding market position with Boeing is in addition to our continuing role as a provider of shot-peen wing forming for Airbus and McDonnell Douglas commercial jetliners.

     We anticipate supplying a trailing edge flap drive flight control system for a business jet currently under development that will mark our entry as a manufacturer of actuation and control equipment for this market. It expands the presence we previously established in the business jet aircraft market with other manufacturers through our forming of wings utilizing our shot-peening process.

     Curtiss-Wright previously identified the aerospace overhaul market segment as a strategically important area for participation by the Company. The 1996 acquisition of a repair and overhaul facility in Miami, Florida, from Aviall, Inc., for approximately $16.6 million, is an important addition to our internal efforts to expand within this service segment of the industry. It was a good combination with our existing overhaul business. The customer bases and product lines were complementary to both organizations. The Miami addition has more than met our expectations. We will continue to look to the overhaul segment to globally expand our capabilities through both acquisition and internal development and growth.


                                CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT  3

     In our shot-peening business, we perform a metal-treating process used primarily to increase the fatigue life of metal parts. We have developed a computer software program which can provide users of shot-peening a prediction of the residual stresses which are induced in the component by the process. As a post shot-peening treatment, Curtiss-Wright is marketing a chemically-assisted surface enhancement process that we believe is superior to traditional finishing methods such as honing and polishing. In addition we are offering, in conjunction with a nationally recognized independent laboratory, an economical method of measuring resultant residual stress profiles after shot peening. We have developed a non-destructive method for exposing exfoliation corrosion on aging airplanes and are providing this service in the field. Again, the objective is to expand our offerings to the market to enable us to grow.

     In Curtiss-Wright's valve business, new product development over the last five years accounts for 70% of the products we currently sell. This includes new and improved products for the nuclear electrical utility industry which will extend our offerings and increase our sales and profitability. Some of these new valves improve maintenance costs and provide solutions to problems experienced in nuclear power plants throughout the world.

     As a result of the activities described above, we now have achieved a balance in which we are as much a service organization as a manufacturer of precision components. This evolution mirrors the trend in American industry and provides us with broader market opportunities.

     If we are to be successful in our expansion efforts, our highly engineered precision-manufactured products and our technology-based services must meet the current and anticipated needs of our customers. In order to satisfy ever more demanding and sophisticated customers, we must be a prime source of technical innovation, delivering goods and services of the highest quality while maintaining competitive prices.

Customer Base Growth

In our aerospace business, the Company has now positioned itself as a full range provider with the ability both to supply products and services to the OEM air frame assemblers and to participate in the aftermarket by servicing airlines and air freight haulers. With this positioning, our customer base has increased dramatically as has our ability to participate both in the increased production of new aircraft in the coming years and the overhaul requirements of existing fleets. The Company also can now more effectively take advantage of the developing trend of major airlines to outsource their maintenance and repair activities.

Increase in Global Presence

Curtiss-Wright is now a more global company than it was a year ago. Pre-tax earnings generated outside of North America increased 75% from 1995 and represented 33.5%


4  CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT

                                                          LETTER TO STOCKHOLDERS
                                                          ----------------------

of the Company's total pre-tax profit in 1996 vs. 16.8% last year. Related foreign sales composed 17.5% of our total revenue in 1996.

     The Company has always had a foreign presence due to the international nature of the aerospace industry. The global airline industry long has been the end user of the aircraft for which Curtiss-Wright provides OEM products and services. This limited participation has been expanded upon through the Company's increased involvement in the aerospace aftermarket where it now deals directly with airlines and air cargo handlers on an international basis. This shift to a more global perspective is continuing and is not limited to our aerospace business.

     Currently, we are establishing a shot-peening facility in Belgium, and a second one is being opened to service the south German market. As a result we will be operating at least eight facilities in Europe in 1997. A presence in the Pacific Rim for our aerospace overhaul operations is also planned for 1997. In addition, we participate as a supplier of nuclear valves to the expanding electrical utility markets in South Korea and Taiwan and are focusing now on gaining a foothold in select European markets and China for our valve products.

Outlook

We expect 1997 to be a year which will be filled with opportunities and challenges for our organization. Curtiss-Wright will be aggressively looking for growth situations both internally and through selective acquisition and teaming arrangements. In addition, our operations will be working to meet the increased delivery schedules for Boeing and Airbus, while improving productivity and lowering costs. At the same time we must complete the development and testing programs relating to military actuation and control equipment projects which have significantly penalized our earnings over the past few years. The successful accomplishment of these activities will require the continued dedication of our employees. For their efforts we are most appreciative.

/s/ David Lasky

David Lasky
Chairman and President
January 30, 1997

[Photo of David Lasky]


                                CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT  5

REVIEW OF OPERATIONS

Financial Performance Overview

The financial performance of the Corporation in 1996 did not measure up to the levels which we have come to expect, based on our results in recent years. Net earnings in 1996 of $16.1 million, or $3.17 per share, were $2.1 million, or $.42 per share less than earnings in 1995. This shortfall is attributable to a number of unusual items. Net earnings in 1996 were reduced by $2.5 million, or $.49 per share, due to additional reserves for engineering cost overruns on military actuation and control development contracts, and additional environmental reserves and related legal and administrative costs and other unusual items.

     Absent these unusual items, 1996 net earnings would have been $18.6 million, or $3.66 per share, as compared with 1995 earnings of $18.2 million, or $3.59 per share.

     Sales in 1996 of $170.5 million increased 10.4% over sales in 1995. The improved earnings produced by the increased sales were offset by the engineering cost overruns on the actuation and control equipment development programs (including the reserves referred to above) and by learning and other costs associated with the start-up of production on new Boeing commercial aircraft programs. In 1997, we plan to make significant progress in reducing our manufacturing costs on these programs. Also in 1997, we are scheduled to have substantially completed the testing phase of the development programs.

     Our financial position was strong enough to readily absorb over $30 million of expenditures for capital equipment and the acquisition of the repair and overhaul business in Miami. We are well positioned to take advantage of internal and external growth opportunities as we move into 1997, with some $62 million in liquid resources and significant unused borrowing capacity.

Aerospace Component and Overhaul

Our Shelby, North Carolina, operation has completed a building addition that has doubled the physical size of that facility. The total investment which will be made in that location when all of the machinery and equipment has been put in place will exceed $15,000,000. The need for this expansion is due to several factors, the most significant of which are the production requirements of the plant's major customer, The Boeing Airplane Company. Sales to Boeing are expected to more than double in the next few years as a result of increases in Boeing's production rates. The products covered by new contracts with Boeing are the trailing edge flap transmissions for the 757 commercial transport, the trailing edge flap rotary actuators for the 767 airliners and trailing edge flap transmissions for the new Boeing 737-700 aircraft. In addition to the increased Boeing requirements the growth that has occurred in the overhaul and repair business performed at that location has created additional capacity demands.


6  CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT

                                                            REVIEW OF OPERATIONS
                                                            --------------------

     The Company had identified the overhaul and repair business as an area in which it wanted to expand its involvement. It did so in 1996 with the acquisition from Aviall, Inc. of its component overhaul facility located in Miami, Florida. This was an addition to the overhaul operations Curtiss-Wright already had in place in Shelby and an 80%-owned joint venture located in Karup, Denmark, which opened in 1995. In 1997, we plan to establish a location in the Pacific Rim to better support the customer base located in that growing market. Our participation in the overhaul and repair sector has grown from minor amounts six years ago to sales of approximately $27,000,000 in 1996. We now have the capabilities to repair and overhaul more than 6,500 types of hydraulic, pneumatic, electrical and electronic aircraft accessories. Curtiss-Wright has moved beyond merely servicing the components it manufactures as an OEM supplier. We can fulfill the desire of an increasing number of airlines to have suppliers provide a broad range of overhaul and repair services, regardless of the original source of such accessories and components.

     Curtiss-Wright's involvement with military aerospace programs is focused on the development and testing phases of three projects. The programs to which we will be supplying actuation and control equipment are the F-22, V-22 and F/A-18 E/F aircraft. The V-22 program is to enter low rate production levels in 1997 with the other two projects scheduled for 1999. If these programs reach currently projected build rates, sales in the military sector will exceed that volume which we have historically realized for our actuation and control equipment.

Metal Treatment Services

Curtiss-Wright's metal treatment services (shot-peening and heat-treating) produced profitable growth in 1996. Its facilities operate in North America and Western Europe. In addition to the new shot-peening facilities referred to in the Letter to Stockholders, the Company has relocated our shot-peening operation in Charlotte, North Carolina to a larger facility to service the expanding market in the Carolinas.

     We also plan to expand from our current base of three heat-treating operations by acquisition of other established facilities. The heat-treating industry is currently going through a consolidation process and we are actively seeking to expand our operations geographically to establish a network which can effectively compete nationally as does our shot-peening business which has 21 facilities in North America. Through operations in Columbus, Ohio, Wichita, Kansas and Lafayette, Louisiana, Curtiss-Wright's heat treating business addresses automobile, agricultural, construction, oil and gas, aircraft and other industries. This business has grown by more than a third in the last four years. Curtiss-Wright's shot-peening business has also recorded substantial


                                CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT  7
growth in sales over the period. It primarily services aerospace, transportation, automobile and general industrial markets. It is supplemented by an operation which is engaged in the business of the precision stamping and finishing of high strength steel reed valves used by manufacturers of products such as refrigerators, air compressors and small engines.

     It should be noted that the significant growth that we have achieved in our metal-treating businesses has more than met our criteria for profitability.

     Curtiss-Wright continues to see global opportunities for expansion of its shot-peening and heat-treating operations. The opportunities will be realized from both the start-up of new facilities and the acquisition of established operations. Both of these alternatives are currently being actively pursued.

Valves

In our valve business the Company has been able to supplant both military and commercial competitors through technological innovations, accelerated deliveries and improved quality.

     An objective of the Company has been to become the dominant valve supplier for the U.S. Naval Nuclear Program. This position was further solidified in 1996 with the receipt of contracts to supply valves beyond those we have traditionally supplied to the Navy. It is anticipated that 30% of our sales to the Navy will be composed of products for applications that Curtiss-Wright has not previously provided. The Company is also working with the Navy in the redesign of nuclear valves and the utilization of new materials to better deal with the hazardous environment to which they are exposed. While the shipbuilding rates for nuclear submarines and aircraft carriers are expected to continue at the current reduced levels, it still will provide an adequate core business base for us.

     The second major market for our valves is the nuclear utility industry. Domestically, activity is limited to replacement valves, components, repair and service. There are, however, active construction programs for new nuclear plants in Korea, Taiwan and China. Curtiss-Wright has been building relationships in Korea and Taiwan and continues to participate in projects underway in those countries. Activities are now being conducted to establish a distribution system or other teaming arrangements to address the aftermarket which exists in Europe.


8  CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT

                                                                     AT A GLANCE
                                                                     -----------

--------------------------------------------------------------------------------

Aerospace & Marine

Control and Actuation Components and Systems

Shot-peening and Peen-forming Services

Aerospace Overhaul Services

Military Nuclear / Non-nuclear Valves (globe, gate, control, safety, solenoid and relief)

U.S. Government Agencies

Foreign Governments

Commercial Airlines / Military / General Aviation

Aerospace Manufacturers

Helicopter Manufacturers

Missile Manufacturers

U.S. Navy Propulsion Systems

U.S. Navy Shipbuilding

--------------------------------------------------------------------------------

Industrial

Shot-peening and Heat-treating Services

Compressor Valve Reeds

Commercial Nuclear / Non-nuclear Valves (globe, gate, control, safety, solenoid and relief)

Rescue Tools

Metal Working Industries

Oil / Petrochemical / Chemical Construction

Oil and Gas Drilling / Exploration

Power Generation

Nuclear and Fossil Fuel Power Plants

Agricultural Equipment

Automotive and Truck Manufacturers

Rescue Tool Industry

--------------------------------------------------------------------------------

  [GRAPHIC OMITTED] Curtiss-Wright's Flight Systems was one of five suppliers to receive Boeing's 1996 President's Award for Excellence as a result of their superior service, outstanding products and innovative ideas.


                                CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT  9

EXPANDING OUR MARKETS
---------------------

[GRAPH OMITTED]

The chart illustrates historical
shipments and the projected
increase in delivery of commercial
aircraft transports.

Source: Lehman Brothers

--------------------------------------------------------------------------------

AEROSPACE

Commercial Aerospace

Curtiss-Wright provides products or services to Boeing, McDonnell Douglas and Airbus, the three largest commercial airframe assemblers. We participate on every model they currently have in production. This industry sector will be experiencing significantly higher aircraft build rates in the coming years. Curtiss-Wright is looking forward to its involvement in this ramp-up. This increased activity for the industry, and additional work on the Boeing 757, 767 and redesigned 737 models has led to the expansion of our Shelby, North Carolina, plant. Additions there have doubled the capacity of that facility.

Military Aerospace

Curtiss-Wright's concentration is on the development and testing of actuation and control equipment for the F-22, V-22 and F/A18 E/F aircraft programs. Our customers include Lockheed-Martin, Boeing, Textron and McDonnell Douglas. By positioning itself on these major projects, the Company expects its long-term future performance in the military sector to exceed that which it has enjoyed in its recent history.


10   CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT

                                                                         MARKETS
                                                                         -------
                                 [GRAPH OMITTED]

                                   AEROSPACE



                               CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT  11

[GRAPHIC OMITTED] Pictured are actuation and control components similar to what will be used on the F-22, the next generation air superiority fighter.

Overhaul & Repair

The acquisition of the Miami overhaul facility in 1996 expanded Curtiss-Wright's base in the overhaul and repair market. The Company now has the capabilities to overhaul Boeing, McDonnell Douglas and Airbus aircraft components. The acquisition, in conjunction with the establishment of a joint venture in Denmark in 1995, expands Curtiss-Wright's global capabilities. Airlines, freight carriers and other customers which are served by our overhaul operations numbered approximately 385 in 1996. They are worldwide and provide opportunities on which the Company has only started to capitalize.

[GRAPHIC OMITTED]


12  CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT

                                                                         MARKETS
                                                                         -------
[GRAPHIC OMITTED]

INDUSTRIAL

Our participation in the industrial market provides diversification beyond the aerospace/defense markets. The Company intends to increase activity in this area through selective acquisitions and applications of existing technology to products that will provide competitive advantages. An example of this is the aerospace gear technology utilized in the development of the "Power Hawk" rescue tool. Other industrial sectors in which Curtiss-Wright participates include: agricultural equipment, electrical power plants, petrochemical, and oil and gas exploration. The Company continually identifies applications for shot peening in the non-aerospace metal working markets and expands its activities in those areas.

[GRAPHIC OMITTED]   Curtiss-Wright's aerospace gear technology was applied to
                    the "Power Hawk" rescue tool used for extrication of auto accident victims.


                               CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT  13

EXPANDING OUR MARKETS
---------------------

[GRAPHIC OMITTED]

Our shot-peening technology is applied to a wide assortment of component parts to increase fatigue strength.

--------------------------------------------------------------------------------

MARINE

Curtiss-Wright has been a supplier of valves to the United States Navy nuclear submarine and aircraft carrier fleets since their inception. In the 90's, submarine build rates have been reduced significantly as a result of budget considerations and reduced threats of large scale conflicts. While procurement levels will not equal those of the prior years, a slight increase is expected for the new Centurion Class boat to maintain requirements at a redefined lower level and retain submarine production capabilities. We have been able to capture additional valve applications for both submarine and aircraft carrier requirements and have established a sufficient base of business to profitably participate in the marine market.

AUTOMOTIVE

Curtiss-Wright has increased its participation in the automotive industry in recent years. In 1992 sales of services into this sector approximated $4,000,000. In 1996 revenues exceeded $15,000,000 with our customer base including (either directly or through intermediate suppliers) every automotive manufacturing company operating in North America and Western Europe. The Company has expanded our valve manufacturing capabilities as a result of improving our position as a supplier of flapper valves for compressors used in air-conditioning systems.


14   CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT

                                                                         MARKETS
                                                                         -------

                                [GRAPHIC OMITTED]

                        INDUSTRIAL, MARINE AND AUTOMOTIVE


                               CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT  15

--------------------------------------------------------------------------------
CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Curtiss-Wright Corporation posted consolidated net earnings for 1996 totaling $16.1 million or $3.17 per share, a decline of 11% when compared with consolidated net earnings of 1995, which totaled $18.2 million or $3.59 per share. Consolidated net earnings for 1995 were 6% lower than consolidated net earnings for 1994 of $19.3 million, or $3.81 per share.

The decline in net earnings for the Corporation primarily reflects lower levels of non-operating revenue and a high level of environmental related expenditures in 1996. In the aggregate, pre-tax earnings from the Corporation's business segments declined 2% and 13%, respectively, when comparing 1996 to 1995, and 1995 to 1994. Losses on current development contracts, caused by the continuation of significant engineering cost overruns associated with military aerospace development contracts, substantially offset improvements in sales and earnings of metal treating operations in 1996. Sales and earnings for the current year also benefitted from the acquisition of the Miami overhaul facility in May 1996, as well as the overall growth of our component repair and overhaul business, as discussed further under the Segment Performance section of this report.

Sales for the Corporation increased to $170.5 million in 1996, a 10% increase over sales totals for 1995. When comparing 1996 with the prior year, Aerospace & Marine segment sales increased 19%, largely due to the acquisition of the Accessory Services business in Miami, Florida and improvements in metal treating operations, while sales for the Industrial segment fell 2%, reflecting the divestiture of the Corporation's Buffalo Extrusion Facility in June 1995. Sales of $154.4 million in 1995 were only slightly below sales of $155.0 million for 1994, as an 8% decline in sales for the Aerospace & Marine segment was virtually offset by a 13% improvement in Industrial segment sales, comparing 1995 with the prior year.

New orders received in 1996 increased 14% to $171.6 million, from orders of $150.9 million received in 1995. Increased orders generally reflect improvements in the Corporation's component overhaul and metal treating businesses. New orders received in 1995 were 23% above 1994 orders. Orders for 1995 reflected contracts for actuation and control systems on three new Boeing commercial aircraft, while 1994 orders were hindered by a general decline in the availability of new aerospace and military shipbuilding production programs which largely accounted for an 11% decline in the total backlog of unshipped orders at December 31, 1995, as compared with December 31, 1994 of $116.6 million. Backlog levels at December 31, 1996 have improved to $109.3 million. It should be noted that metal treating and overhaul services, which account for 62% and 53% of sales for 1996 and 1995, respectively, are sold with very modest lead times. Accordingly, backlog for these product lines is less of an indication of future sales activity than the Corporation's backlog of long-term Aerospace & Marine contracts.


16  CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT

Page 85
                               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                                             CONDITION AND RESULTS OF OPERATIONS

Segment Performance

Aerospace & Marine

The Corporation's Aerospace & Marine segment posted substantially improved sales for 1996, totaling $109.9 million compared with $92.4 million for 1995. The improvements in 1996 largely reflect the growth of the Corporation's component overhaul and repair business which was augmented by the acquisition of Accessory Services. The Corporation's overhaul operations accounted for 24% of the Aerospace & Marine segment sales in 1996, compared with 11% in 1995 and 8% in 1994. Sales of metal treating services also showed large improvements over prior year levels, particularly within foreign aerospace markets. The Aerospace & Marine segment's results for 1996, as compared with 1995, included higher military sales of actuation components for the Corporation's F-16 program in support of foreign military sales and the initial deliveries under a related Air Force retrofit contract. Sales levels for commercial actuation and control programs also improved from 1995 under both production and development programs for every Boeing jetliner currently in production. The Corporation completed the design phase of the Lockheed/Martin F-22 development program and began to deliver development and test hardware, and to conduct tests of that hardware, resulting in a shortfall in sales recorded in 1996 as compared with 1995.

Operating income for the Aerospace & Marine segment improved 7% in 1996, totaling $12.5 million, compared with $11.7 million in 1995. Improvements in operating income were generated by the Accessory Services acquisition and by higher sales of metal treating and component overhaul services, when comparing 1996 with the prior year. Operating income for 1996 was partially offset by cost overruns associated with its military actuation and control developmental contracts relating to the F-22, the V-22 Osprey and the F/A-18 E/F aircraft. Product and engineering costs in excess of contract price under these firm fixed price contracts totaled $3.6 million in 1996, compared with $3.3 million in 1995 and $.2 million in 1994. In addition, the Corporation is experiencing higher than anticipated learning and other costs during the start-up phase of its new commercial actuation and control production programs.

The Corporation's Aerospace & Marine segment had posted sales of $92.4 million in 1995, compared with sales of $100.3 million for 1994. Sales reductions reflect the absence in 1995 of significant actuation production programs primarily for military customers that characterized earlier years, specifically sales of actuation and control systems for the F-16 program, a retrofit portion of which was completed late in 1994. Sales of metal treating services to aerospace customers also declined, as did the volume of shipments for military valve products, when comparing 1995 with the prior year. The Aerospace & Marine segment showed substantial improvements during the second half of 1995, primarily from the growth of our commercial domestic component overhaul services. Overhaul service sales were also strengthened by the addition of Curtiss-Wright Flight Systems/Europe, which began its operations during the second quarter of 1995. A decline in volume for military valve products, when comparing 1995 with 1994, was partially offset by revenue from the settlement of a termination claim in 1995, relating to part of a military valve actuation contract.

Operating income for the Aerospace & Marine segment totaled $11.7 million in 1995, 38% below operating income of $18.7 million for 1994. In addition to the impact of lower sales levels, operating income for 1995 was further impaired by significant engineering cost overruns on the aforementioned military actuation and control developmental contracts and start-up costs at the Corporation's European overhaul facility.

New orders received by the Aerospace & Marine segment totaled $112.4 million for 1996, 30% above orders received in 1995. During 1996, the Corporation received $9.2 million in follow-on orders from Boeing for actuation components on its long-standing 737-400 program. These orders are scheduled to ship throughout 1997 and into the first quarter of 1998. In addition, the increase in new orders received in 1996 reflects higher levels of overhaul services, particularly as a result of the Accessory Services acquisition, as well as an increase in F-16 foreign military orders, increased sales of metal treating services and an increase in orders for military valve products for use by the U.S. Nuclear Navy. In 1995, the Corporation had received significant orders from The Boeing Commercial Airplane Group for actuation equipment for the new 737-700 and the 757 and 767 airliners.


                               CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT  17

                               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                                             CONDITION AND RESULTS OF OPERATIONS

Industrial

The Corporation's Industrial segment posted sales of $60.6 million for 1996, slightly below sales of $62.0 million posted in 1995. The decline in sales reflects the absence of the Corporation's Buffalo Extrusion Facility which was sold in June 1995. After excluding those 1995 sales related to the Buffalo facility from the segment total, sales for 1996 were 7% above the adjusted 1995 total. Improvements in sales of the continuing operations of the Industrial segment primarily reflect a higher volume of metal treating services for its oil tool, agriculture, petrochemical and other customers in 1996. The Corporation also began to receive sales in 1996 for its internally developed rescue tool, the "Power Hawk." Sales of commercial valve products for 1996 were slightly below 1995 totals due to declines in original equipment and spare parts sales more than offsetting increased sales of nuclear valve product remakes and upgrades for power industry customers.

Operating income for 1996 declined 10% from 1995 levels, largely due to development costs associated with the Corporation's new rescue tool product line. Operating income from metal treating services also declined in 1996 as a result of lower heat-treating sales and major expenditures needed to meet automotive customer quality requirements. The Buffalo facility did not have a material impact on operating income for 1995.

The Corporation's Industrial segment had shown substantial improvements in both sales and operating income when comparing 1995 with 1994. Sales for the Industrial segment totaled $62.0 million for 1995, compared with sales of $54.7 million for 1994. The segment benefited from substantial increases in sales of shot-peening services throughout North America and Europe and in all sectors of its industrial markets during 1995. Sales of the segment increased 13% despite the absence of sales in the second half of the year from the Buffalo Extrusion Facility. Excluding results generated by the Buffalo facility from both years, sales of this segment for 1995 were 24% higher than those of 1994. Sales of commercial valve products also improved for 1995, as compared with 1994 sales, primarily due to an increase in shipments for foreign nuclear construction.

Operating income for the Industrial segment totaled $11.5 million for 1995, an improvement of 47% from operating income of $7.8 million for 1994. Improvements in the Industrial segment's operating income are largely reflective of higher sales of shot-peening and heat-treating services to automotive and other customers. Despite higher sales, operating income from commercial valve products for 1995 was lower than that of the prior year, due to cost overruns on foreign nuclear contracts and lower sales of commercial valve spare parts.

Corporate and Other Expenses

The Corporation recorded a significantly higher level of costs associated with its environmental obligations in 1996. Environmental expenditures in excess of amounts previously reserved, inclusive of remediation efforts and administrative costs, totaled $2.4 million in 1996, compared with $.8 million in both 1995 and 1994. The increase in expenditures relates primarily to legal services provided for the defense or pursuit of environmental and related claims. The Corporation also incurred higher expenses related to its strategic endeavors when comparing 1996 with the prior year.

Offsetting general and administrative expenses for the Corporation is non-cash pension income which results from the amortization into income of the excess of the retirement plan's assets over the estimated obligations under the plan. Pension income amounted to $3.9 million in 1996, as compared with $3.0 million in 1995 and $4.0 million recognized in 1994. The amount recorded reflects the extent to which this income exceeds the net cost of providing benefits in the same year, as detailed in Note 13 to consolidated financial statements.


18  CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT

                               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                                             CONDITION AND RESULTS OF OPERATIONS

Other Revenue and Costs

The Corporation recorded other non-operating net revenue for 1996 aggregating $5.3 million, compared with $7.4 million for 1995. The decline in other revenue largely reflects reduced overall investment income as a result of lower levels of available cash and short-term investments due to the Accessory Services acquisition. Investment income totaled $3.0 million for 1996, a 28% decline from investment income of $4.1 million recorded in 1995. The Corporation also recorded losses on write-offs of fixed assets in 1996, compared with non-recurring gains from sales of machinery and equipment recorded in the prior year, adding to the decline in other revenue when comparing 1996 with 1995. Non-operating net revenue for 1995 had increased 41% over the $5.3 million recorded in 1994 attributable, in part, to the aforementioned net gains on sales of real estate and equipment, as compared with net losses of $.9 million recorded in 1994. Revenue generated by the Corporation's short-term investments increased by $1.1 million, or 36% for 1995, when compared to 1994.

CHANGES IN FINANCIAL CONDITION

Liquidity and Capital Resources

The Corporation's working capital was $115.4 million at December 31, 1996, a 4% decrease from working capital at December 31, 1995 of $120.6 million. The ratio of current assets to current liabilities was 3.7 to 1 at December 31, 1996, compared with a current ratio of 4.6 to 1 at December 31, 1995. The decline in working capital and its associated ratio primarily reflect the fixed assets purchased and goodwill recorded as a result of the Accessory Services acquisition, as discussed in Note 2 to consolidated financial statements. The Corporation's balance of cash and short-term investments totaled $62.0 million at December 31, a decline of $16.8 million from balances at the prior year-end, again, primarily reflecting the acquisition cost of the Accessory Services business.

Inventories and net billed receivables at December 31, 1996 have increased substantially compared with their levels at December 31, 1995, primarily reflecting an $8.3 million increase in inventory due to the acquisition of Accessory Services. Current inventory levels also reflect an increase associated with aerospace development contracts, inventory needed to support the ramp-up of production on the new actuation production programs for Boeing, as well as inventory to support the growth in overhaul services.

The Corporation continues to maintain its $22.5 million revolving credit lending facility and its $22.5 million short-term credit agreement, which provide additional sources of capital to the Corporation. The revolving credit agreement, of which $7.8 million remains unused at December 31, encompasses various letters of credit issued primarily in connection with outstanding industrial revenue bonds. The maximum available credit unused at December 31, 1996, was $30.3 million. There were no cash borrowings made on the credit agreements during 1996 or 1995.

Capital expenditures were $14.2 million in 1996, more than double those of 1995 and $9.5 million more than capital expenditures in 1994. Actual expenditures related primarily to the building expansion of our Shelby, North Carolina facility, which was necessary to meet the demands of the new Boeing contracts and the growth experienced in overhaul services. Aerospace-related expenditures accounted for $9.8 million, or approximately 69%, of the total spent in 1996. The Corporation also increased its fixed asset base through the acquisition of Accessory Services in 1996. A projected increase in expenditures for 1997 primarily represents expected machinery and equipment purchases within the Aerospace & Marine segment, including the expansion of metal treating operations in Europe. At December 31, 1996, the Corporation had committed approximately $3.9 million for future expenditures, primarily for machinery and equipment to be used in its operating segments.

Cash generated from operations is considered to be adequate to meet the Corporation's overall cash requirements for the coming year, including normal dividends, planned capital expenditures, expenditures for environmental programs and other working capital requirements.


                               CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT  19

CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

REPORT OF THE CORPORATION

The consolidated financial statements appearing on pages 21 through 34 of this Annual Report have been prepared by the Corporation in conformity with generally accepted accounting principles. The financial statements necessarily include some amounts that are based on the best estimates and judgments of the Corporation. Other financial information in the Annual Report is consistent with that in the financial statements.

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

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Curtiss-Wright Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, cash flows and stockholders' equity present fairly, in all material respects, the financial position of Curtiss-Wright Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Price Waterhouse LLP

Morristown, New Jersey
January 30, 1997


20  CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT

CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands except per share data)              For the years ended December 31,         1996       1995(1)    1994(1)
---------------------------------------------------------------------------------------------------------------------
Net sales                                                                             $ 170,536   $154,446  $ 155,001
Cost of sales                                                                           117,067    104,178    105,128
---------------------------------------------------------------------------------------------------------------------
Gross margin                                                                             53,469     50,268     49,873
Research and development costs                                                              997      1,180      1,196
Selling expenses                                                                          6,337      6,092      5,368
General and administrative expenses                                                      24,556     21,548     18,666
Environmental remediation and administrative expenses                                     2,397        835        753
---------------------------------------------------------------------------------------------------------------------
Operating income                                                                         19,182     20,613     23,890
Investment income, net                                                                    2,968      4,147      3,040
Rental income, net                                                                        2,816      2,862      2,811
Other income (expense), net                                                                (450)       419       (583)
Interest expense                                                                            387        549        401
---------------------------------------------------------------------------------------------------------------------
Earnings before income taxes and cumulative effect of change in accounting principle     24,129     27,492     28,757
Provision for income taxes                                                                8,020      9,323      9,210
---------------------------------------------------------------------------------------------------------------------
Earnings before cumulative effect of change in accounting principle                      16,109     18,169     19,547
Cumulative effect of change in accounting principle (net of applicable taxes)                                    (244)
---------------------------------------------------------------------------------------------------------------------
Net earnings                                                                          $  16,109   $ 18,169  $  19,303
Net Earnings per Common Share:
Earnings before cumulative effect of change in accounting principle                   $    3.17   $   3.59  $    3.86
Cumulative effect of change in accounting principle (net of applicable taxes)                                    (.05)
---------------------------------------------------------------------------------------------------------------------
Net earnings                                                                          $    3.17   $   3.59  $    3.81
=====================================================================================================================

See notes to consolidated financial statements

(1) Prior year information has been restated to conform to current presentation.


                               CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT  21

CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands)                                                        December 31,           1996        1995
-------------------------------------------------------------------------------------------------------------
Assets:
Current assets:
  Cash and cash equivalents                                                             $   6,317   $   8,865
  Short-term investments                                                                   55,674      69,898
  Receivables, net                                                                         37,708      36,277
  Deferred tax assets                                                                       8,769       7,149
  Inventories                                                                              46,987      29,111
  Other current assets                                                                      2,378       2,325
-------------------------------------------------------------------------------------------------------------
Total current assets                                                                      157,833     153,625
-------------------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost:
  Land                                                                                      4,613       4,504
  Buildings and improvements                                                               84,762      79,352
  Machinery, equipment and other                                                          120,855     114,195
-------------------------------------------------------------------------------------------------------------
                                                                                          210,230     198,051
Less, accumulated depreciation                                                            146,268     141,782
-------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                                         63,962      56,269
Prepaid pension costs                                                                      35,016      31,128
Other assets                                                                               10,353       5,179
-------------------------------------------------------------------------------------------------------------
Total assets                                                                            $ 267,164   $ 246,201
=============================================================================================================
Liabilities:
Current liabilities:
  Accounts payable                                                                      $  13,144   $   6,286
  Accrued expenses                                                                         12,062      10,958
  Income taxes payable                                                                      3,189       2,000
  Other current liabilities                                                                14,021      13,810
-------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                  42,416      33,054
-------------------------------------------------------------------------------------------------------------
Long-term debt                                                                             10,347      10,347
Deferred income taxes                                                                       8,686       7,447
Accrued postretirement benefit costs                                                       10,302      10,488
Other liabilities                                                                          12,050      12,686
-------------------------------------------------------------------------------------------------------------
Total liabilities                                                                          83,801      74,022
-------------------------------------------------------------------------------------------------------------
Contingencies and Commitments (Notes 9 and 14)
Stockholders' Equity:
Preferred stock, $1 par value, 650,000 authorized, none issued
Common stock, $1 par value, 12,500,000 authorized, 10,000,000 shares issued
  (outstanding shares 5,081,103 for 1996 and 5,077,823 for 1995)                           10,000      10,000
Capital surplus                                                                            57,127      57,141
Retained earnings                                                                         299,740     288,710
Unearned portion of restricted stock                                                         (608)       (780)
Equity adjustments from foreign currency translation                                       (1,506)     (1,330)
-------------------------------------------------------------------------------------------------------------
                                                                                          364,753     353,741
Less, treasury stock at cost (4,918,897 shares for 1996 and 4,922,177 shares for 1995)    181,390     181,562
-------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                183,363     172,179
-------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                              $ 267,164   $ 246,201
=============================================================================================================

See notes to consolidated financial statements.


22  CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT

CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)                                      For the years ended December 31,      1996        1995        1994
----------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net earnings                                                                         $  16,109   $  18,169   $  19,303
----------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net earnings to net cash provided by operating activities:
Cumulative effect of change in accounting principle                                                                244
Depreciation and amortization                                                            8,946       9,512      10,883
Net (gains) losses on sales and disposals of real estate and equipment                     473        (219)        855
Net gains on short-term investments                                                     (1,014)     (1,134)     (1,013)
Deferred taxes                                                                            (168)      2,056         901
Changes in operating assets and liabilities, net of business acquired:
Proceeds from sales of trading securities                                              333,577     270,923     216,992
Purchases of trading securities                                                       (323,172)   (271,833)   (231,145)
(Increase) decrease in receivables                                                       5,500      (2,093)    (10,135)
Increase in inventories                                                                (12,057)     (6,533)     (2,400)
Increase (decrease) in progress payments                                                (2,622)        594       4,967
Increase in accounts payable and accrued expenses                                        6,810       1,994         260
Increase (decrease) in income taxes payable                                              1,189        (105)      2,360
Increase in other assets                                                                (4,705)     (2,380)     (2,922)
Increase (decrease) in other liabilities                                                 4,222        (393)     (5,562)
Litigation settlement                                                                                           (8,880)
Other, net                                                                                 143      (1,130)     (2,321)
----------------------------------------------------------------------------------------------------------------------
Total adjustments                                                                       17,122        (741)    (26,916)
----------------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) operating activities                                    33,231      17,428      (7,613)
----------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Proceeds from sales and disposals of real estate and equipment                              96       3,290       1,326
Additions to property, plant and equipment                                             (14,156)     (6,985)     (4,609)
Acquisition of Accessory Services business                                             (16,640)
----------------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                                 (30,700)     (3,695)     (3,283)
----------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Principal payments on long-term debt                                                                (4,054)       (149)
Dividends paid                                                                          (5,079)     (5,059)     (5,059)
----------------------------------------------------------------------------------------------------------------------
Net cash used for financing activities                                                  (5,079)     (9,113)     (5,208)
----------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                    (2,548)      4,620     (16,104)
Cash and cash equivalents at beginning of year                                           8,865       4,245      20,349
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                             $   6,317   $   8,865   $   4,245
======================================================================================================================

See notes to consolidated financial statements.


                               CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT  23

CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                         Equity
                                                                                              Unearned  Adjustments
                                                                                             Portion of    from
                                                                                             Restricted  Foreign
                                                             Common      Capital   Retained    Stock     Currency   Treasury
(In thousands)                                                Stock      Surplus   Earnings    Awards   Translation   Stock
----------------------------------------------------------------------------------------------------------------------------
December 31, 1993                                            $ 10,000   $ 57,172   $ 261,356   $ (87)    $(1,862)  $ 182,348
----------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                          19,303
Common dividends                                                                      (5,059)
Amortization of earned portion of restricted stock                           (33)                 87
Translation adjustments, net                                                                                 240
----------------------------------------------------------------------------------------------------------------------------
December 31, 1994                                              10,000     57,139     275,600      --      (1,622)    182,348
----------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                          18,169
Common dividends                                                                      (5,059)
Exchange of common shares for the exercise of stock options                                                               71
Stock options exercised                                                      (31)                                       (110)
Stock awards issued                                                           33                (780)                   (747)
Translation adjustments, net                                                                                 292
----------------------------------------------------------------------------------------------------------------------------
December 31, 1995                                              10,000     57,141     288,710    (780)     (1,330)    181,562
----------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                          16,109
Common dividends                                                                      (5,079)
Stock awards issued                                                           10                 (93)                    (83)
Stock options exercised                                           (24)                                       (89)
Amortization of earned portion of restricted stock awards                                        265
Translation adjustments, net                                                                                (176)
----------------------------------------------------------------------------------------------------------------------------
December 31, 1996                                            $ 10,000   $ 57,127   $ 299,740   $(608)    $(1,506)  $ 181,390
============================================================================================================================

See notes to consolidated financial statements.


24  CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT

--------------------------------------------------------------------------------
CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Curtiss-Wright Corporation is a diversified multi-national manufacturing and service concern which designs, manufactures and overhauls precision components and systems and provides highly engineered services to aerospace, automotive, shipbuilding, oil, petrochemical, agricultural equipment, power generation, metal working and fire and rescue industries.

A. Principles of Consolidation

The financial statements of the Corporation have been prepared in conformity with generally accepted accounting principles and such preparation has required the use of management's estimates in presenting the consolidated accounts of Curtiss-Wright Corporation and all majority owned subsidiaries (the Corporation), after elimination of all significant inter-company transactions and accounts.

B. Cash Equivalents

Cash equivalents consist of money market funds and commercial paper that are readily convertible into cash, all with original maturity dates of three months or less.

C. Progress Payments

Progress payments received under U.S. Government prime contracts and subcontracts have been deducted from receivables and inventories as disclosed in the appropriate following notes.

With respect to such contracts, the Government has a lien on all materials and work-in-process to the extent of progress payments.

D. Revenue Recognition

The Corporation records sales and related profits for the majority of its operations as units are shipped, services are rendered, or as engineering milestones are achieved. Sales and estimated profits under long-term military valve contracts are recognized under the percentage-of-completion method of accounting. Profits are recorded pro rata, based upon current estimates of direct and indirect manufacturing and engineering costs to complete such contracts.

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

E. Property, Plant and Equipment

Property, plant and equipment are carried at cost. Major renewals and betterments are capitalized, while maintenance and repairs that do not improve or extend the life of the assets are expensed in the period they occur.

Depreciation is computed using the straight-line method based upon the estimated useful lives of the respective assets.

F. Intangible Assets

Intangible assets consist primarily of the excess purchase price of the acquisition over the fair value of net tangible assets acquired. The Corporation amortizes such costs on a straight-line basis over the estimated period benefited but not exceeding 30 years.

G. Financial Instruments

The financial instruments with which the Corporation is involved are primarily of a traditional nature. The Corporation's short-term investments are comprised of equity and debt securities, all classified as trading securities, which are carried at their fair value based upon the quoted market prices of those investments at December 31, 1996 and 1995. Accordingly, net realized and unrealized gains and losses on trading securities are included in net earnings. The Corporation also, where circumstances warrant, participates in derivative financial instruments, as defined under Statement of Financial Accounting Standards No. 119, "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments," consisting of forward currency exchange contracts and commitments to purchase stock. Derivative financial instruments are included as short-term investments in the Corporation's balance sheets and are carried at their fair market value, information on which appears in Note 3.

H. Environmental Costs

The Corporation establishes a reserve for a potential environmental responsibility when it concludes that a determination of legal liability is probable, based upon the advice of counsel. Such amounts, if quantified, reflect the Corporation's estimate


                               CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT  25
of the amount of that liability. If only a range of potential liability can be estimated, a reserve will be established at the low end of that range. Such reserves represent today's values of anticipated remediation not recognizing any recovery from insurance carriers, or third-party legal actions, and are not discounted.

I. Earnings per Share

Earnings per share are computed by dividing the applicable amount of earnings by the weighted average number of common shares outstanding during each year (5,079,000 shares for 1996, 5,062,000 shares for 1995 and 5,061,000 shares for
1994). The Corporation has outstanding stock options for each of the three years presented, as reported in Note 10. The assumed exercise of these stock options had an immaterial dilutive effect on earnings per share for each year presented.

J. Accounting for Stock-Based Compensation

The Corporation has elected to continue following Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), in accounting for its employee stock options, rather than adopt the alternative method of accounting provided under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). Under APB 25, the Corporation does not recognize compensation expense on stock options granted to employees because the exercise price of the options is equal to the market price of the underlying stock on the date of the grant. Further information concerning options granted under the Corporation's Long-Term Incentive Plan and a prior Stock Option Plan is provided in Note 10.

2. Acquisition

On May 20, 1996, the Corporation completed the purchase of the Miami, Florida based Accessory Services unit of Aviall, Inc. ("Accessory Services").

The Corporation acquired the net assets of Accessory Services for $16.6 million in cash and has accounted for the acquisition as a purchase. The excess of purchase price over the estimated fair value of the net assets acquired amounted to approximately $4.0 million and is being amortized on a straight-line basis over 30 years. The results of operations of Accessory Services have been included in the consolidated financial statements of the Corporation from the date of acquisition.

The unaudited pro forma consolidated results of operations shown below have been prepared as if the acquisition had occurred at the beginning of 1996:

(In thousands, except per share data)                                       1996
--------------------------------------------------------------------------------
Net sales                                                               $178,816
Net earnings                                                              16,437
Net earnings per common share                                               3.24
--------------------------------------------------------------------------------

3. Short-Term Investments

The composition of short-term investments at December 31 is as follows:

(In thousands)                                   1996                  1995
----------------------------------------------------------------------------------
                                             Cost  Fair Value  Cost Fair     Value
----------------------------------------------------------------------------------
Money market preferred stock             $ 19,000    $ 19,000   $ 41,999  $ 41,999
Tax-exempt money market preferred stock    25,322      25,322     12,874    12,874
Common and preferred stocks                 1,135       1,167      1,135     1,064
Utility common stocks purchased            22,678      22,539     22,694    22,452

Utility common stocks sold short          (12,250)    (12,354)   (11,599)  (11,985)
Treasury bills                                                     3,494     3,494
----------------------------------------------------------------------------------
Total short-term investments             $ 55,885    $ 55,674   $ 70,597  $ 69,898
==================================================================================

Investment income for the years ended December 31 consists of:

(In thousands)                                          1996     1995      1994
-------------------------------------------------------------------------------
Net realized gains on the sale of trading securities  $  527  $ 1,282   $ 1,563
Interest and dividend income, net                      1,954    3,014     2,027
Net unrealized holding gains (losses)                    487     (149)     (550)
-------------------------------------------------------------------------------
Investment income, net                                $2,968  $ 4,147   $ 3,040
===============================================================================

The Corporation had no forward currency exchange contracts outstanding at December 31, 1996 and one contract outstanding at December 31, 1995 which expired in August 1996. The forward currency exchange contract was used to hedge the Corporation's exposure to foreign currency fluctuations on short-term Canadian securities. The carrying values of the asset and related forward contract were $3,377,000 and $3,613,000, respectively, at December 31, 1995.

4. Receivables

Receivables include amounts billed to customers and unbilled charges on long-term contracts consisting of amounts recognized as sales but not billed. Substantially all amounts of unbilled receivables are expected to be billed and collected in the subsequent year.


26  CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Credit risk is generally diversified due to the large number of entities comprising the Corporation's customer base and their geographic dispersion. The largest single customer represented 5% of the total outstanding billed receivables at December 31, 1996 and 4% of the total outstanding billed receivables at December 31, 1995. The Corporation performs ongoing credit evaluations of its customers and establishes appropriate allowances for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

The composition of receivables at December 31 is as follows:

(In thousands)                                                   1996       1995
--------------------------------------------------------------------------------
Billed Receivables:

Trade and other receivables                                   $37,253    $32,236
Less: progress payments applied                                 5,701      4,339
Allowance for doubtful accounts                                 1,557        760
--------------------------------------------------------------------------------
Net billed receivables                                         29,995     27,137
--------------------------------------------------------------------------------
Unbilled Receivables:
Recoverable costs and estimated earnings not billed            19,761     25,128
Less: progress payments applied                                12,048     15,988
--------------------------------------------------------------------------------
Net unbilled receivables                                        7,713      9,140
--------------------------------------------------------------------------------
Total receivables, net                                        $37,708    $36,277
================================================================================

5. Inventories

Inventories are valued at the lower of cost (principally average cost) or market. The composition of inventories at December 31 is as follows:

(In thousands)                                                   1996       1995
--------------------------------------------------------------------------------
Raw material                                                  $ 4,653    $ 3,757
Work-in-process                                                25,128     14,489
Finished goods/component parts                                 15,817      4,353
Inventoried costs related to U.S. Government and
  other long-term contracts                                     6,307     11,474
--------------------------------------------------------------------------------
Gross inventories                                              51,905     34,073
Less: progress payments applied, principally related
  to long-term contracts                                        4,918      4,962
--------------------------------------------------------------------------------
Net inventories                                               $46,987    $29,111
================================================================================

6. Accrued Expenses and Other Current Liabilities

Accrued expenses at December 31 consist of the following:

(In thousands)                                                   1996       1995
--------------------------------------------------------------------------------
Accrued compensation                                          $ 4,866    $ 3,832
Accrued taxes other than income taxes                           1,478      1,355
Accrued insurance                                               1,462      2,177
All other                                                       4,256      3,594
--------------------------------------------------------------------------------
Total accrued expenses                                        $12,062    $10,958
================================================================================

Other current liabilities at December 31 consist of the following:

(In thousands)                                                   1996       1995
--------------------------------------------------------------------------------
Current portion of environmental reserves                     $ 5,553    $ 6,236
Anticipated losses on long-term contracts                       3,078        905
Litigation reserves                                             3,101      3,101
All other                                                       2,289      3,568
--------------------------------------------------------------------------------
Total other current liabilities                               $14,021    $13,810
================================================================================

7. Income Taxes

The Corporation had available at December 31, 1996, a capital loss carryforward of $3,252,000 that will expire on December 31, 1997. A valuation allowance was established to offset this deferred tax asset, based on management's assessment of the likely realization of future capital gain income.

The net change in the valuation allowance for deferred tax assets was an increase of $118,000 in 1996 as a result of an increase in the capital loss carryforward of $289,000 offset by unrealized gains on securities of $171,000. During 1995, the valuation allowance decreased by $4,366,000 due to the expiration of a capital loss carryforward of $3,058,000, realized net capital gains of $1,360,000 offset by $52,000 of net unrealized losses on securities.

Earnings before income taxes and the cumulative effect of a change in accounting principle for the years ended December 31 are:

(In thousands)                                1996           1995           1994
--------------------------------------------------------------------------------
Domestic                                   $15,195        $21,861        $24,009
Foreign                                      8,934          5,631          4,748
--------------------------------------------------------------------------------
Total                                      $24,129        $27,492        $28,757
================================================================================

The provisions for taxes on earnings before the cumulative effect of a change in accounting principle for the years ended December 31 consist of:

(In thousands)                                    1996         1995        1994
-------------------------------------------------------------------------------
Federal income taxes currently payable         $ 4,041      $ 3,715     $ 4,755
Foreign income taxes currently payable           3,388        1,963       1,991
State and local income taxes currently payable     995        1,311         668
Deferred income taxes                             (233)       2,282       1,603
Federal income tax on net capital gains            184          698         594
Utilization of capital loss carryforwards         (184)        (698)       (594)
Valuation allowance                               (171)          52         193
-------------------------------------------------------------------------------
Provision for income tax                       $ 8,020      $ 9,323     $ 9,210
===============================================================================


                               CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT  27

The effective tax rate varies from the U.S. Federal statutory tax rate for the years ended December 31 principally due to the following:

                                                   1996        1995        1994
-------------------------------------------------------------------------------
U.S. Federal statutory tax rate                    35.0%       35.0%       35.0%
Add (deduct):
Utilization of capital loss carryforward            (.8)       (2.5)       (2.1)
Dividends received deduction and tax exempt
  dividends                                        (2.3)       (2.5)       (1.9)
State and local taxes                               1.7         4.7         2.3
Valuation allowance                                 (.7)         .2          .7
All other                                            .3        (1.0)       (2.0)
-------------------------------------------------------------------------------
Effective tax rate                                 33.2%       33.9%       32.0%
===============================================================================

The components of the Corporation's deferred tax assets and liabilities at December 31 are as follows:

(In thousands)                                                  1996       1995
-------------------------------------------------------------------------------
Deferred tax assets:
  Environmental clean-up                                     $ 6,142    $ 6,453
  Postretirement/employment benefits                           3,737      3,801
  Inventories                                                  2,661      2,195
  Legal matters                                                1,181      1,162
  Net capital loss carryforwards                               1,212      1,094
  Other                                                        3,941      3,370
-------------------------------------------------------------------------------
Total deferred tax assets                                     18,874     18,075
-------------------------------------------------------------------------------
Deferred tax liabilities:
  Pension                                                     12,247     10,888
  Depreciation                                                 4,425      5,041
  Other                                                          907      1,350
-------------------------------------------------------------------------------
Total deferred tax liabilities                                17,579     17,279
-------------------------------------------------------------------------------
Deferred tax asset valuation allowance                        (1,212)    (1,094)
-------------------------------------------------------------------------------
Net deferred tax liabilities/(assets)                        $   (83)   $   298
===============================================================================

Deferred tax assets and liabilities are reflected on the Corporation's consolidated balance sheets at December 31 as follows:

(In thousands)                                                  1996       1995
-------------------------------------------------------------------------------
Current deferred tax assets                                  $(8,769)   $(7,149)
Non-current deferred tax liabilities                           8,686      7,447
-------------------------------------------------------------------------------
Net deferred tax liabilities/(assets)                        $   (83)   $   298
===============================================================================

Income tax payments of $8,553,000 were made in 1996, $8,114,000 in 1995, and $7,586,000 in 1994.

8. Long-Term Debt

Long-term debt at December 31 consists of the following:

(In thousands)                                                   1996       1995
--------------------------------------------------------------------------------
Industrial Revenue Bonds due from 2001 to 2007
Weighted average interest rate is 3.70% and 3.94% per
annum for 1996 and 1995, respectively                         $10,347    $10,347
--------------------------------------------------------------------------------
Total long-term debt                                          $10,347    $10,347
================================================================================

Aggregate maturities of long-term debt are as follows:

(In thousands)
--------------------------------------------------------------------------------
2001                                                                    $  1,300
2002                                                                       4,047
2007                                                                       5,000
================================================================================

Interest payments of approximately $383,000, $684,000 and $294,000 were made in 1996, 1995 and 1994, respectively.

9. Credit Agreements

The Corporation has two credit agreements in effect aggregating $45,000,000 with a group of three banks. The Revolving Credit Agreement commits a maximum of $22,500,000 to the Corporation for cash borrowings and letters of credit. The unused credit available under this facility at December 31, 1996 was $7,753,000. The commitments made under the Revolving Credit Agreement expire October 29, 1999, but may be extended annually for successive one year periods with the consent of the bank group. The Corporation also has in effect a Short-Term Credit Agreement which allows for cash borrowings of $22,500,000, all of which was available at December 31, 1996. The Short-Term Credit Agreement expires October 25, 1997. At expiration, the Short-Term Credit Agreement may be extended, with the consent of the bank group, for an additional period not to exceed 300 days. No cash borrowings were outstanding at December 31, 1996 or December 31, 1995. The Corporation is required under these Agreements to maintain certain financial ratios, and meet certain net worth and indebtedness tests for which the Corporation is in compliance. Under the provisions of the Agreements, retained earnings of $34,052,000 were available for cash dividends and stock repurchases at December 31, 1996.

At December 31, 1996, substantially all of the industrial revenue bond issues are collateralized by real estate, machinery and equipment. Certain of these issues are supported by letters of credit which total approximately $9,300,000. The Corporation has various other letters of credit outside the Revolving Credit Agreement totaling approximately $608,000.


28  CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Stock Compensation Plans

Stock-Based Compensation:

Pro Forma information regarding net earnings and earnings per share is required by SFAS No. 123 and has been determined as if the Corporation had accounted for its 1996 and 1995 employee stock option grants under the fair value method of that Statement. Information with regards to the number of options granted, market price of the grants, vesting requirements and the maximum term of the options granted appears by plan type in the sections below. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1995 and 1996, respectively: a risk-free interest rate of 5.8% and 6.6%; an expected volatility of 33.21% and 24.38%; an expected dividend yield of 2.1% and 2.0%; and a weighted average expected life of the option of 10 years for both periods.

For purposes of pro forma disclosures, no expense was recognized on the 1996 options due to the timing of the grant. The estimated fair value of the 1995 option grant is presented as amortized to expense over the options' vesting period beginning January 1, 1996. No compensation expense is recognized for 1995 due to the timing of the grant. The Corporation's pro forma information for the year ended December 31, 1996 is as follows:

(In thousands, except per share data)                                       1996
--------------------------------------------------------------------------------
Net earnings:
  As reported                                                           $ 16,109
  Pro forma                                                             $ 15,870
Net earnings per common share:
  As reported                                                           $   3.17
  Pro forma                                                             $   3.12
================================================================================

Long-Term Incentive Plan:

Under a Long-Term Incentive Plan approved by stockholders in 1995, 500,000 shares of common stock were reserved in the aggregate for the grant of stock options, stock appreciation rights, limited stock appreciation rights, restricted stock awards, performance shares and/or performance units until May 5, 2005. The total number of shares available for a grant to key employees in each year will be one percent of the shares outstanding at the beginning of that year, although that number may be increased by the number of shares available but unused in prior years and by the number of shares covered by previously terminated or forfeited awards. No more than 25,000 shares of common stock subject to the plan may be awarded in any year to any one participant in the plan.

In December 1996, the Corporation awarded 734,654 performance units under this plan to certain key employees. The performance units are denominated in dollars and payable early in the year 2000, contingent upon continued employment and the satisfaction of company performance objectives keyed to profitable growth over a period of three years ending on December 31, 1999. The anticipated cost of such awards will be expensed over the three year period beginning January 1, 1997. However, the actual cost of the performance units may vary from total value of the awards depending upon the degree to which the key performance objectives are met. In addition, the Corporation granted non-qualified stock options to certain key employees to purchase 34,649 shares of common stock at a price of $50.38 per share, the market price on the date of the grant. In December 1995, the Corporation granted non-qualified stock options under this plan to certain key employees to purchase 32,365 shares of common stock at a price of $48.00 per share, the market price on the date of the grant. Stock options granted under this plan expire ten years after the date of the grant and are exercisable as follows: up to one-third of the grant after one full year, up to two-thirds of the grant after two full years and in full after three years from the date of grant. Also in 1995, the Corporation awarded 16,180 shares of restricted common stock under this plan to certain key employees at no cost to the employees. The shares have been valued at a price of $48.00 per share, the market price on the date of the award, and the cost of the issue is being amortized over their three-year restriction period.

Stock Option Plan:

The Corporation's 1985 Stock Option Plan, as amended on November 16, 1993, expired on February 13, 1995. Under this plan, 175,000 shares of common stock had been reserved in treasury for issuance to key employees. With the expiration of the plan, the remaining 79,975 shares of common stock are no longer reserved for issuance.

During 1994, the Corporation granted nonqualified stock options under this plan to certain key employees to purchase 51,625 shares of common stock at a price of $36.00 per share, the market price on the date of the grant. The options expire ten years after the date of the grant and are exercisable as follows: up to one-third of the grant after one full year, up to two-thirds of the grant after two full years and in full three years from the date of the grant. No options were granted in 1995 under this plan prior to its expiration.


                               CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT  29

The Corporation issued 2,027 and 2,346 shares of common stock from the exercise of stock options during 1996 and 1995, respectively. As of December 31, 1996, options to purchase 153,914 shares of common stock remain unexercised, with options to purchase 3,885 shares having been forfeited.

Stock Plan for Non-Employee Directors: Under a Stock Plan for Non-Employee Directors, approved by stockholders in 1996, 8,000 shares of common stock were reserved until April 12, 2006, for the grant of restricted stock awards and, at the option of the Directors, for payment of regular stipulated compensation and meeting fees in equivalent shares. In June 1996, pursuant to the plan 1,806 shares of restricted stock were issued to non-employee directors, at no cost to the directors. The shares have been valued at a price of $51.56 per share, the fair market price on the date of the award. The cost of the restricted stock awards is being amortized over their five year restriction period. At December 31, 1996, the Corporation had deferred an additional 238 shares, at an average market value of $46.40, for its non-employee directors pursuant to election by directors to receive such shares in lieu of payment for earned compensation under the plan.

11. Environmental Costs

The Corporation has other non-current liabilities consisting primarily of environmental obligations which totaled $9,798,000 at December 31, 1996 and $10,806,000 at December 31, 1995.

In 1996, remediation costs paid for the Corporation's Wood-Ridge, New Jersey, property totaled $2,453,000. This expense had previously been provided in 1990 as part of the $21,000,000 reserve established to remediate the property. The Corporation has received approval by the State of New Jersey Department of Environmental Protection to begin actual remediation of the groundwater and soil. The approved clean-up methods selected are in various stages of installation.

During 1996, the Corporation incurred expenses of $2,397,000 relating to the remediation, engineering and professional services for other environmental obligations and related litigation matters. In 1995 and 1994, the Corporation recognized costs of $835,000 and $753,000, respectively, for these purposes.

The Corporation is joined with many other corporations and municipalities as potentially responsible parties (PRPs) in a number of environmental clean-up sites, which include the Sharkey Landfill Superfund Site, Parsippany, N.J., Caldwell Trucking Company Superfund Site, Fairfield, N.J., and Pfohl Brothers Landfill Site, Cheektowaga, N.Y., identified to date as the most significant sites. Other environmental sites in which the Corporation is involved include but are not limited to Chemsol Inc. Superfund Site, Piscataway, N.J., and PJP Landfill, Jersey City, N.J. The environmental problems at the above sites are related to events which occurred decades ago.

The Corporation believes that the outcome of any of these matters would not have a materially adverse effect on the Corporation's results of operations or financial condition.

In 1992 the Corporation initiated a lawsuit against a number of its insurers, alleging that it is entitled to indemnification with respect to certain of the environmental liabilities referred to above. Since the liability of the insurers is contested, the possibility of any financial recovery from the lawsuit has been disregarded in the calculation of the environmental reserves referred to above.

12. Postretirement Benefits

The Corporation provides postretirement benefits, consisting only of health-care benefits, covering eligible retirees. However, the benefits are not vested and as such are subject to modification or termination in whole or in part. The Corporation does not prefund its postretirement health-care benefits and expects to continue to fund these benefits on a pay-as-you-go basis. The actual payments made to provide certain nonvested health-care benefits for specific groups of retired employees totaled $660,000, $696,000 and $491,000 in 1996, 1995 and
1994, respectively.

Net expenses for the retiree health-benefit plans for the years ended December 31 included the following components:

(In thousands)                                               1996    1995   1994
--------------------------------------------------------------------------------
Service cost--benefits attributed to service
  during the period                                         $ 214   $ 180   $328
Interest cost on accumulated postretirement benefits          448     494    589
Net amortization and deferral                                (187)   (292)
--------------------------------------------------------------------------------
Net periodic postretirement benefit cost                    $ 475   $ 382   $917
================================================================================


30  CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the actuarial present value of benefits and the funded status at December 31 for the Corporation's domestic plans:

(In thousands)                                                     1996     1995
--------------------------------------------------------------------------------
Actuarial present value of benefits:
Retired employees                                               $ 4,165  $ 4,575
Active employees--fully eligible                                    530      712
Other active employees                                            1,821    1,869
--------------------------------------------------------------------------------
Accumulated postretirement benefits                               6,516    7,156
Unrecognized net gain from past experience different
  from that assumed and from
changes in assumptions                                            3,340    3,332
Unrecognized prior service costs                                    446
--------------------------------------------------------------------------------
Accrued postretirement benefit cost                             $10,302  $10,488
================================================================================

The weighted average discount and health-care cost trend rates used in determining the accumulated postretirement benefits and periodic postretirement benefit cost are as follows:

                                                             1996          1995
-------------------------------------------------------------------------------
Weighted average discount rate                               7.00%         7.00%
Assumed health care cost trend rates:
  Current                                                    9.43%         9.83%
  Ultimate                                                   5.50%         5.50%
  Years to ultimate                                            11            12
===============================================================================

A 1% increase in health-care cost trends would result in an increase to the accumulated postretirement benefits as of December 31, 1996 of $696,000 and an increase in the net periodic postretirement benefit cost for the year then ended of $90,000.

Subsequent Event: Effective January 1, 1997, the Corporation has amended its postretirement health-care coverage to significantly reduce the cost of providing such benefits. Current retirees receiving health benefits have begun contributing toward their postretirement medical coverage and reimbursement levels have been reduced to 80%, from the 100% coverage level effective through December 31, 1996. The Corporation has also provided an alternative Medicare Risk HMO which provides a more comprehensive level of coverage at no cost to its retiree groups. The amended plan also eliminates all Corporation-subsidized postretirement benefits for non-union employees hired after December 31, 1996. These plan amendments are expected to reduce the Corporation's net periodic postretirement cost by approximately $388,000 for the fiscal year ending December 31, 1997.

13. Retirement Plans

The Corporation maintains a non-contributory defined benefit pension plan covering substantially all employees. The Curtiss-Wright Corporation Retirement Plan non-union formula is based on years of credited service and the five highest consecutive years' compensation during the last ten years of service and a "cash balance" benefit; union employees who have negotiated a benefit under this plan are entitled to a benefit based on years of service multiplied by a monthly pension rate(s). Accrued benefits as of August 31, 1994, for non-union employees are adjusted upward based upon salary growth to date of termination. Employees are eligible to participate in this plan after one year of service and are vested in the formula benefit after five years of service. Vesting in the "cash balance" portion occurs at 20% per year, reaching 100% vesting at five years of service.

The Corporation's funding policy is to provide contributions within the limits of deductibility under current tax regulations, thereby accumulating funds adequate to provide for all accrued benefits. At December 31, 1996, and December 31, 1995, the retirement plan was overfunded (i.e., plan assets exceed accumulated benefit obligations).

The Corporation had pension credits in 1996, 1995 and 1994 of $3,888,000, $3,036,000 and $4,016,000, respectively, for domestic plans and had foreign pension costs in 1996, 1995 and 1994 under defined contribution retirement plans of $249,000, $208,000 and $188,000, respectively. The funded status of the Corporation's domestic plans at December 31 are set forth in the following table:

(In thousands)                                                 1996        1995
-------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
 Vested                                                   $ 103,581   $ 110,851
 Nonvested                                                    2,527       2,832
-------------------------------------------------------------------------------
Accumulated benefit obligation                              106,108     113,683
Impact of future salary increases                             4,411       3,271
-------------------------------------------------------------------------------
Projected benefit obligation                                110,519     116,954
Plan assets at fair value                                   192,599     183,497
-------------------------------------------------------------------------------
Plan assets in excess of projected benefit obligation        82,080      66,543
Unrecognized net gain                                       (38,534)    (25,763)
Unrecognized prior service cost                                 365         400
Unrecognized net transition asset                            (8,895)    (10,052)
-------------------------------------------------------------------------------
Prepaid pension cost                                      $  35,016   $  31,128
===============================================================================

At December 31, 1996, approximately 34% of the plans' assets are invested in debt securities, including a small portion in U.S. Government issues. Approximately 66% of plan assets are invested in equity securities.


                               CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT  31

Included in earnings is net pension income for 1996, 1995 and 1994, comprised of the following:

(In thousands)                                        1996       1995      1994
--------------------------------------------------------------------------------
Service costs--benefits earned during the period  $  3,287   $  3,119  $  2,623
Interest cost on projected benefit obligations       7,548      8,457     7,706
Actual return on plan assets                       (16,749)   (32,358)    3,301
Net amortization and deferral                        2,026     17,746   (17,646)
--------------------------------------------------------------------------------
Net pension income                                $ (3,888)  $ (3,036) $ (4,016)
================================================================================

The major assumptions used in accounting for the Corporation's defined-benefit pension and retirement plans at December 31 are as follows:

                                                                1996       1995
-------------------------------------------------------------------------------
Discount rate                                                    7.0%       7.0%
Rate of increase in future compensation levels                   4.5%       4.5%
Expected long-term rate of return on plan assets                 8.5%       8.5%
================================================================================

The net periodic pension credit is determined using the assumptions as of the beginning of the year. The funded status is determined using the assumptions as of the end of the year.

14. Leases

Buildings and Improvements Leased to Others. The Corporation leases certain of its buildings and related improvements to outside parties under noncancelable operating leases. Cost and accumulated depreciation of the leased buildings and improvements at December 31, 1996, were $53,686,000 and $44,690,000, respectively, and at December 31, 1995, were $51,501,000 and $43,674,000, respectively.

Facilities Leased from Others. The Corporation conducts a portion of its operations from leased facilities, which include manufacturing plants, administrative offices and warehouses. In addition, the Corporation leases automobiles and office equipment under operating leases. Rental expenses for all operating leases amounted to approximately $2,283,000 in 1996, $1,857,000 in 1995 and $1,840,000 in 1994.

At December 31, 1996, the approximate future minimum rental income and commitment under operating leases that have initial or remaining noncancelable lease terms in excess of one year are as follows:

(In thousands)

                                                           Rental         Rental
                                                           Income     Commitment
--------------------------------------------------------------------------------
1997                                                      $ 5,066         $1,914
1998                                                        5,176          1,947
1999                                                        4,053          1,378
2000                                                        3,486            609
2001                                                        2,868            351
2002 and beyond                                            14,640          1,194
--------------------------------------------------------------------------------
Total                                                     $35,289         $7,393
================================================================================

15. Industry Segments

The principal products and services and major markets of the two industry segments are described on page 9.

Consolidated Industry Segment Information:

(In millions)                                      1996        1995        1994
-------------------------------------------------------------------------------
Sales:
Aerospace & Marine                             $  109.9    $   92.4    $  100.3
Industrial                                         60.6        62.0        54.7
-------------------------------------------------------------------------------
Total sales                                    $  170.5    $  154.4    $  155.0
===============================================================================
Pre-tax Earnings from Operations:
Aerospace & Marine                             $   12.5    $   11.7    $   18.7
Industrial                                         10.4        11.5         7.8
-------------------------------------------------------------------------------
Total segments                                     22.9        23.2        26.5
Net pension income                                  3.9         3.0         4.0
Corporate expense                                  (7.6)       (5.6)       (6.6)
-------------------------------------------------------------------------------
Total operating income                             19.2        20.6        23.9
Investment income                                   3.0         4.1         3.0
Rental earnings, net                                2.8         2.9         2.8
Other income (expense), net                         (.5)         .4         (.5)
Interest expense                                    (.4)        (.5)        (.4)
-------------------------------------------------------------------------------
Total pre-tax earnings                         $   24.1    $   27.5    $   28.8
===============================================================================


32  CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions)                                      1996        1995        1994
-------------------------------------------------------------------------------
Identifiable Assets:

  Aerospace & Marine                             $102.6      $ 74.6      $ 71.9
  Industrial                                       65.2        56.7        42.6
-------------------------------------------------------------------------------
    Total segments                                167.8       131.3       114.5
  Cash and short-term investments                  62.0        78.8        76.4
  Other general and corporate                      37.4        36.1        47.8
-------------------------------------------------------------------------------
Total assets at December 31                      $267.2      $246.2      $238.7
===============================================================================
Capital Expenditures:

  Aerospace & Marine                             $  9.8      $  5.7      $  2.7
  Industrial                                        2.3          .7          .9
-------------------------------------------------------------------------------
    Total segments                                 12.1         6.4         3.6
  General and corporate                             2.1          .6         1.0
-------------------------------------------------------------------------------
Total capital expenditures                       $ 14.2      $  7.0      $  4.6
===============================================================================

(In millions)                                      1996        1995        1994
-------------------------------------------------------------------------------
Depreciation:

  Aerospace & Marine                              $ 5.4       $ 5.4      $  6.6
  Industrial                                        2.4         3.1         3.3
-------------------------------------------------------------------------------
    Total segments                                  7.8         8.5         9.9
  General and corporate                             1.0         1.0         1.0
-------------------------------------------------------------------------------
Total depreciation                                $ 8.8       $ 9.5      $ 10.9
===============================================================================

Aerospace & Marine sales had no single customer that accounted for 10% or more of total sales in 1996 and 1995. However, the segment had one customer that accounted for 10% of sales in 1994. The Industrial segment did not include any customers exceeding 10% of total revenue.

Revenues from major product lines consist of:

                                                         1996%    1995%    1994
-------------------------------------------------------------------------------
Actuation and control systems and components               21%      26%      30%
Metal treating services                                    46       46       40
Overhaul services                                          16        7        5
Valves                                                     16       18       19
All others                                                  1        3        6
-------------------------------------------------------------------------------
                                                          100%     100%     100%
===============================================================================

Direct sales to the U.S. Government and sales for U.S. and Foreign government end use accounted for 23%, 25% and 31% of total sales in 1996, 1995 and 1994, respectively, and were included in all segments as follows:

(In thousands)                                1996           1995           1994
--------------------------------------------------------------------------------
Aerospace & Marine                         $37,400        $38,000        $44,000
Industrial                                   2,500            900          3,700
--------------------------------------------------------------------------------
Total military sales                       $39,900        $38,900        $47,700
================================================================================

Geographic revenues and earnings are as follows:

(In thousands)                              1996            1995            1994
--------------------------------------------------------------------------------
Sales:
  United States                         $135,422        $127,304        $132,952
  Europe                                  29,865          23,096          18,486
  Canada                                   5,249           4,046           3,563
--------------------------------------------------------------------------------
  Total                                 $170,536        $154,446        $155,001
================================================================================
Pre-Tax Earnings:
  United States                          $15,195         $21,861         $24,009
  Europe                                   8,076           4,624           4,273
  Canada                                     858           1,007             475
--------------------------------------------------------------------------------
  Total                                  $24,129         $27,492         $28,757
================================================================================

Geographic assets outside the United States were less than 10% of total assets in each period reported.

Export sales were less than 10% of total sales in each period reported.

Intersegment sales, the amount of which are insignificant, are accounted for on substantially the same basis as sales to unaffiliated customers and have been eliminated.

Identifiable assets by segments are those assets that are used in the Corporation's operations included in that segment.


                               CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT  33

CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

QUARTERLY RESULTS OF OPERATIONS AND STOCK
INFORMATION (UNAUDITED)

(In thousands except per share amounts)   First     Second     Third      Fourth
--------------------------------------------------------------------------------
1996 Quarters:
Sales                                   $36,316    $43,243    $44,881    $46,096
Gross profit                             12,243     14,154     14,381     12,691
Net earnings                              3,315      5,202      4,444      3,148
Earnings per share:
  Net earnings per common share             .65       1.02        .87        .62
  Dividends per common share                .25        .25        .25        .25
--------------------------------------------------------------------------------
1995 Quarters:
Sales                                   $37,543    $36,916    $35,929    $44,058
Gross profit                             12,115     11,649     11,998     14,506
Net earnings                              4,012      4,225      4,966      4,966
Earnings per share:
  Net earnings per common share             .79        .83        .98        .98
  Dividends per common share                .25        .25        .25        .25
================================================================================

CONSOLIDATED SELECTED FINANCIAL DATA

(In thousands except per share data)                         1996      1995      1994       1993          1992
--------------------------------------------------------------------------------------------------------------
Sales                                                    $170,536  $154,446  $155,001  $ 158,864      $179,737
Earnings (loss) before changes in accounting principles    16,109    18,169    19,547     (2,952)(1)    21,687
Net earnings (loss)                                        16,109    18,169    19,303     (5,623)(2)    21,687
Total assets                                              267,164   246,201   238,694    236,947       238,898
Long-term debt                                             10,347    10,347     9,047     14,426        16,266
Per common share:
  Earnings (loss) before changes in accounting principles    3.17      3.59      3.86       (.58)         4.29
  Net earnings (loss)                                        3.17      3.59      3.81      (1.11)         4.29
  Cash dividends                                             1.00      1.00      1.00       1.00          1.00
==============================================================================================================

See notes to consolidated financial statements for additional financial information.

(1) Includes after-tax charges for: a litigation settlement of $8,600,000, environmental remediation costs of $2,462,000, restructuring charges of $2,357,000 and a deferred tax asset valuation allowance under SFAS No. 109 of $3,586,000.

(2) Includes an after-tax charge of $6,435,000 from the cumulative effect of a change in accounting principles for the adoption of SFAS No. 106 "Employers' Accounting for Postretirement Benefits" and an after-tax benefit of $3,764,000 from the adoption of SFAS No. 109 "Accounting for Income Taxes."


34  CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT

CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

CORPORATE INFORMATION

Corporate Headquarters
1200 Wall Street West
Lyndhurst, New Jersey 07071
Tel. (201) 896-8400
Fax (201) 438-5680

--------------------------------------------------------------------------------

Annual Meeting

The 1997 Annual Meeting of Shareholders will be held on April 11, 1997 at 2:00 p.m. at the Novotel Meadowlands Hotel, One Polito Avenue, Lyndhurst, New Jersey 07071.

Stock Exchange Listing

The Corporation's common stock is listed and traded on the New York Stock Exchange. The stock transfer symbol is CW.

Common Stockholders

As of December 31, 1996, the approximate number of holders of record of common stock, par value $1.00 per share, of the Corporation was 4,500.

Stock Transfer Agent and Registrar

For services such as changes of address, replacement of lost certificates or dividend checks, and changes in registered ownership, or for inquiries as to account status, write to ChaseMellon Shareholder Services, L.L.C. at the following addresses:

Shareholder inquiries/address changes/consolidations: P.O. Box 590, Ridgefield Park, NJ 07660

Direct Stock Purchase Plan

A plan administered by the Chase Manhattan Bank is available to purchase or sell shares of Curtiss-Wright which provides a low-cost alternative to the traditional methods of buying, holding and selling stock. The plan also provides for the automatic reinvestment of Curtiss-Wright dividends. For more information contact our transfer agent, ChaseMellon Shareholder Services, L.L.C. toll free at (888) 266-6793. Lost certificates/certificate replacement

Estoppel Department, P.O. Box 467,
Washington Bridge Station, New York, NY 10033

Certificate transfers

Stock Transfer Department, P.O. Box 469,
Washington Bridge Station, New York, NY 10033

Please include your name, address, and telephone number with all correspondence. Telephone inquiries may be made to (800) 416-3743. Internet inquiries should be addressed to http://www.cmssonline.com

Investor Information

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

Common Stock Price Range

                                          1996                      1995
--------------------------------------------------------------------------------
                                     High          Low         High          Low
--------------------------------------------------------------------------------
First Quarter                     $55.250      $50.250      $38.250      $35.125
Second Quarter                     54.000       50.875       45.250       36.875
Third Quarter                      54.625       50.750       45.500       43.500
Fourth Quarter                     55.000       49.625       53.750       43.625
================================================================================

Dividends

                                                  1996                      1995
--------------------------------------------------------------------------------
First Quarter                                     $.25                      $.25
Second Quarter                                     .25                       .25
Third Quarter                                      .25                       .25
Fourth Quarter                                     .25                       .25
================================================================================


                               CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT  35

CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

CORPORATE DIRECTORY

DIRECTORS

Thomas R. Berner
Partner

Law firm of Berner & Berner, P.C.

Admiral James B. Busey IV
Admiral, U.S. Navy (Ret.)
Former President and Chief Executive Officer
AFCEA International

David Lasky
Chairman and President

William B. Mitchell
Former Vice Chairman
Texas Instruments Inc.

John R. Myers
Management Consultant

Former Chairman of the Board
Garrett Aviation Services

Dr. William W. Sihler
Ronald E. Trzcinski Professor of
Business Administration,
Darden Graduate School of Business
Administration, University of Virginia

J. McLain Stewart
Director
McKinsey & Co.
Management Consultants

OFFICERS

David Lasky
Chairman and President

Robert E. Mutch
Executive Vice President

Gerald Nachman
Executive Vice President

George J. Yohrling
Vice President

Martin R. Benante
Vice President

Robert A. Bosi
Vice President-Finance

Dana M. Taylor
General Counsel and Secretary

Kenneth P. Slezak
Controller

Gary J. Benschip
Treasurer

Curtiss-Wright Flight Systems, Inc.
Robert E. Mutch
President
300 Fairfield Road
Fairfield, New Jersey 07004-1962

Curtiss-Wright Flight Systems/
Europe A/S
Steve Collins
General Manager
Karup Air Base
Karup, Denmark

Metal Improvement Company, Inc.
Gerald Nachman
President
10 Forest Avenue
Paramus, New Jersey 07652-5214

Curtiss-Wright Flow Control
Corporation (Formerly Target
Rock Corporation)
Martin R. Benante
President and General Manager
1966E Broadhollow Road
East Farmingdale, New York
11735-1768


Directors (left to right):
William B. Mitchell, Thomas R.          [Photo of Directors]
Berner, J. McLain Stewart (seated),
Dr. William W. Sihler, David Lasky
(seated), John R. Myers, Admiral
James B. Busey IV


36  CURTISS-WRIGHT CORPORATION 1996 ANNUAL REPORT

Waters Design Associates, Inc. New York City

[Logo]

Curtiss-Wright Corporation
1200 Wall Street West
Lyndhurst, New Jersey 07071

  CW
------
Listed
------
 NYSE

This annual report was printed on recycled [Logo] paper.