Form 10-K, Exhibit 13
period 1997-12-31
CURTISS WRIGHT CORP
filed 1998-03-24
CIK 26324

CURTISS-WRIGHT CORPORATION
1997 ANNUAL REPORT

                         Building on basic strengths for
                         balanced growth

                  Expanding our markets
                                  globalization

Focusing on our customers' needs

Curtiss-Wright Corporation, headquartered in Lyndhurst, N.J., is a diversified multinational manufacturing and service concern that designs, manufactures and overhauls precision components and systems and provides highly engineered services to the aerospace, automotive, shipbuilding, oil, petrochemical, agricultural equipment, power generation, metalworking, and fire and rescue industries. The Company employs approximately 1,850 people. Operations are conducted through three domestic manufacturing facilities, 34 metal treatment service facilities located in North America and Europe, and five component overhaul facilities located in New Jersey, Florida, North Carolina, Denmark and Singapore.

Contents

Industry Focus                                                                 1
Financial Highlights                                                           2
Letter to Stockholders                                                         3
Review of Operations                                                           6
At a Glance                                                                    9
Building on Basic Strengths
  Innovation                                                                  10
  Globalization                                                               12
  Partnerships                                                                14
Management's Discussion and Analysis of Financial Condition
  and Results of Operations                                                   16
Report of the Corporation                                                     20
Report of Independent Accountants                                             20
Consolidated Financial Statements                                             21
Notes to Consolidated Financial Statements                                    25
Forward-Looking Statements                                                    34
Quarterly Results of Operations (Unaudited)                                   35
Consolidated Selected Financial Data                                          35
Corporate Directory and Information                                           36

The commercial aerospace industry is currently experiencing a dramatic ramp-up in aircraft production schedules, with additional increases anticipated. This follows a consolidation that has taken place through acquisitions, cutbacks and rationalization activities during an extended slowdown period that began in 1992. Reversing direction so quickly has presented difficulties for a large number of suppliers in meeting delivery date commitments to airlines. Despite these difficulties, Curtiss-Wright has been a dependable, on-time supplier of our products to airframe assemblers.

      Commercial aircraft delivery schedules are projected to continue at relatively high levels for the next few years. This presents a unique opportunity to Curtiss-Wright as a supplier of products or services for every Boeing and Airbus airliner. Many major airlines have made long-term order commitments and have aligned themselves with either Boeing or Airbus to gain favorable pricing. The result may be a reduction in the cyclicality of the industry as production schedules can be smoothed out and extended. The fact remains that not all of the orders are "firm." A meaningful portion reflects options, and future deliveries may be affected by the profitability of the airline industry. Economic cycles, fuel costs and regional factors such as the currency and business uncertainties in Asia will continue to influence airline requirements.

                                 --------------
                                 industry focus
                                 --------------

      Scheduled overhaul, repair and maintenance of commercial aircraft have increased due to the increase in airline traffic. This aftermarket business will continue to be driven by aircraft utilization levels and aging of the fleets. Currently, airlines perform about two-thirds of the total world airframe maintenance in-house, with the balance being outsourced to third parties. Recently, however, there has been a trend toward more outsourcing as a more effective practice for some airlines. This will increase the size of the market available for independent overhaul and repair operators such as Curtiss-Wright.

      Procurement levels by the United States military for tactical aircraft remain depressed. Concentration has been on the development of new aircraft, and two of these programs, the V-22 Osprey and F/A-18 E/F Super Hornet, are entering the low-level production stage of their development. The F-22 Raptor is currently scheduled to begin production in 1999. While initial delivery schedules for these aircraft will be slow, they will increasingly contribute to sales volume for the U.S. military sector. Curtiss-Wright participates in all three of these programs. The extent of production of these aircraft is subject to the uncertainty of future procurement actions by the U.S. government.

      The industrial segments where we participate have enjoyed several years of stable growth. Generally the outlook is still positive for the coming year. One area of our involvement is as a supplier of valves and their spare parts to nuclear power plants for aftermarket applications in the United States, which historically have not been closely tied to economic cycles. Another important area for our metal treatment operations is the automotive industry, where the overall level of production is expected to remain favorable.

      While a major consolidation in the United States has already taken place in the aerospace industry, particularly at the prime contractor level, we believe that this trend will continue at the subcontractor level. Curtiss-Wright continues to seek acquisition opportunities. We are not limiting ourselves to the aerospace segment but are also looking to grow in other markets in which we do business. In addition, the Company plans to continue to expand and produce balanced internal growth among all of our businesses.

--------------------------------------------------------------------------------
 Cincinnati, Ohio  Long Island, New York  Minneapolis, Minnesota  Unna, Germany
                                 Miami, Florida
--------------------------------------------------------------------------------

CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
FINANCIAL HIGHLIGHTS

(Dollars in thousands except per share data)                           1997          1996          1995
-------------------------------------------------------------------------------------------------------
Performance:
Sales                                                              $219,395      $170,536      $154,446
Earnings before interest, taxes, depreciation and amortization       51,383        33,462        37,553
Net earnings                                                         27,885        16,109        18,169
Basic earnings per common share                                        2.74          1.59          1.79
Return on sales                                                        12.7%          9.4%         11.8%
Return on assets                                                       10.1%          6.3%          7.4%
Return on average stockholders' equity                                 14.4%          9.1%         11.0%
Research and development costs:
  Corporation sponsored                                               1,877           997         1,180
  Customer sponsored                                                 12,403        15,248        17,362
New orders                                                          259,260       171,649       150,870
Backlog at year-end                                                 149,201       109,336       103,566
-------------------------------------------------------------------------------------------------------

Year-End Financial Position:
Working capital                                                    $132,751      $115,417      $120,571
Current ratio                                                      4.4 to 1      3.7 to 1      4.6 to 1
Total assets                                                       $284,708      $267,164      $246,201
Stockholders' equity                                               $204,853      $183,363      $172,179
Stockholders' equity per common share                              $  20.13      $  18.04      $  16.95
-------------------------------------------------------------------------------------------------------

Other Year-End Data:
Depreciation and amortization                                      $  9,097      $  8,946      $  9,512
Capital expenditures                                               $ 11,231      $ 14,156      $  6,985
Shares of common stock outstanding                               10,175,140    10,162,206    10,155,646
Number of stockholders                                                4,142         4,719         5,944
Number of employees                                                   1,884         1,738         1,482
-------------------------------------------------------------------------------------------------------
Dividends per Common Share                                         $   .505      $    .50      $    .50
=======================================================================================================


Sales/New Orders        Operating Income/Net earnings       Return on Equity
(in thousands)          (in thousands)                      (percentage)

[Line Graph Omitted]    [Line Graph Omitted]                [Line Graph Omitted]

--------------------------------------------------------------------------------
       Windsor, Connecticut  Milwaukee, Wisconsin  London, United Kingdom
                              St. Truiden, Belgium
--------------------------------------------------------------------------------

                                                          LETTER TO STOCKHOLDERS

>> Fellow Stockholders: In 1997, Curtiss-Wright enjoyed its most profitable year since 1989, with performance improvements over 1996 occurring in all of our operations. Net earnings increased 73% from 1996 on a sales increase of 29%. These improvements resulted not only from growth in our markets but also from past efforts to improve our positions in those markets. In 1997, the Company also has made additional progress to improve our future profitability. Our faith in the future of the Company is evidenced by the two-for-one stock split effectuated at year-end 1997.

Balanced Growth

While Curtiss-Wright is benefiting from an upturn in the commercial aerospace market, we nonetheless have taken steps to reduce exposure to the cyclical nature of that business. We have been building upon the basic strengths of the organization to broaden ourselves in several areas in order to generate a more balanced growth in the future. This balance applies to growth not only within the aerospace industry, but also in other areas in which we operate.

The elements of balance in Curtiss-Wright are reflected in a number of interrelated trends in its current businesses:

o Growth in the aftermarket segment     o Customer diversification
o Globalization                         o Increasing role as a service provider
o Diversification of industries served

Curtiss-Wright Has Expanded Its Business Base Within the Aerospace Industry

Curtiss-Wright always has been recognized as an aerospace manufacturer. For the most part, we have been a supplier of products and services to three primary customers: Boeing, Lockheed-Martin and Airbus. Outside of spare part sales, the Company was formerly tied to the production of new aircraft and exposed to the highly cyclical nature of that segment of the industry. We were not taking advantage of the core competencies of the Company to expand our business beyond our traditional operations. We have now established a presence in the overhaul and repair segment of the industry and are able to participate over the entire life cycle of the aircraft rather than being limited to initial production and spare parts support.

We Have Become More Balanced in Our Aerospace/Marine Markets

In our aerospace and marine market segment the Company has achieved greater balance within product categories. The manufacture of flight control and actuation systems, as a result of our expansion in other areas, now represents only one-third of our sales for this market segment. There is now a more even distribution among the operations we perform. Much of the redistribution is a result of our success in expanding our peen-forming services and in developing our overhaul and repair business. These operations are now almost equal in size. The overhaul and repair segment has grown from a sales base of only a few million dollars in 1992 to a volume of approximately $42 million in 1997. The result is a reduction of our dependence on new aircraft production and an expansion of value to Curtiss-Wright from every aircraft produced. We have made significant advances in this direction.

The Company Has Expanded Its Customer Base

Establishing overhaul and repair operations has enlarged our customer base. We have successfully been able to build upon Curtiss-Wright's reputation in our traditional market both to expand into a new area and to leverage our reputation to

--------------------------------------------------------------------------------
   Lynn, Massachusetts  Wellington, Kansas  Cleveland, Ohio  Bayonne, France
                                Phoenix, Arizona
--------------------------------------------------------------------------------

dramatically increase the customer base we serve. We now include all airlines and airfreight haulers as potential customers for our aftermarket services. In addition, we have extended our aerospace activities to the manufacture of wing flap actuation systems for business jets, an entirely separate and new market for us. Our entry into these areas has increased the total amount of potential business available to us. These accomplishments will also provide additional platforms for continued growth of the Company.

      As we have increased the number of our metal treatment facilities, the number of customers included in our served markets also has increased. The requirement to be local to the customer in order to provide rapid turnaround time for our services limits the geographical area that can be effectively serviced by each of our locations. We added two new facilities in 1997 and continue to expand to new geographic markets and identify new global opportunities for our services. In addition, we constantly are extending our services to new customers and new applications at existing locations.

The Company Has Market Diversification

Even with the growth that occurred in our aerospace business in 1997, a significant portion of our sales was generated from other markets. Marine, power generation, automotive, transportation, agriculture and other industrial areas represented approximately one-third of our sales for the year. We continue to look to these markets for additional growth opportunities and have made investments to add to our level of diversification. The fact that some of our products and services are applicable to a number of market areas can provide some additional offset to the cyclicality of the aerospace industry.

We Have Become More International in Managing Our Businesses

Only a few years ago, our customer base was predominately concentrated in North America. This was especially true in our aerospace and marine segment.

      We have continued to add to the number of our metal treatment facilities, with two new foreign operations being opened in 1997 and another scheduled for early 1998. Other markets with good potential have been identified and are currently being evaluated. They include not only additions in the United States and Europe, where we now operate, but also new geographical areas.

      Our industrial valve business continues to improve its position in Asia, where construction of nuclear power plants is occurring. We have placed product in Taiwan and South Korea while developing relationships to participate in the extensive nuclear power construction program that is planned for China. In order to compete, trade restrictions with China will have to be lifted to allow participation by United States companies. This market is an important one for the expansion of our valve business. It not only would provide sales related to new construction but also would allow us to establish an installed base of product that would lead to future product improvement, replacement and spare parts sales. This is an important ingredient of the business we do in the United States and permits us to retain a presence in this market despite the lack of new construction programs in this country.

Our Current Profile

Illustrated in the charts on page five are the changes that have taken place in the profile of the Company since 1992. The changes are the result of the actions we have taken to better position the Company while responding to changes in our markets.

--------------------------------------------------------------------------------
   Detroit, Michigan  Ontario, Canada  Fairfield, New Jersey  Dallas, Texas
                             Los Angeles, California
--------------------------------------------------------------------------------

                                  Sales Profile

                               [Pie Chart Omitted]

      Curtiss-Wright now generates approximately 64% of its business from the service sector, as compared to 38% in 1992. Activities in this area include our metal treatment services of shot-peening, shot-peen forming and heat-treating. We also provide aftermarket activities for the repair and overhaul of aircraft components and systems and valves for the industrial and marine markets.

      We have reduced our dependence on military procurement programs. As can be seen in the charts presented here, the military market's contribution to Curtiss-Wright's sales declined to 20% in 1997 from 37% in 1992. We expect our activity related to the production of tactical fighter aircraft and nuclear submarines to increase from current levels, but the Company will be less dependent upon government projects for our overall profitability than we have been in the past.

Outlook

While we feel we have improved our position for achievement of long-term growth, we must not lose sight of the tasks we currently have before us. The significant increase we have seen in the production of new aircraft is a welcome event and we look forward to the additional volume projected for 1998. Keeping pace with these production requirements has not come without a cost. The rapid ramp-up has strained our manufacturing capabilities and resulted in inefficiencies that must be reduced. Margin pressures are compounded by our participation in new programs on which we are not very far along the learning curve. We must reduce costs and improve margins in this area. In the metal treatment area we will continue to establish new operations as well as to pursue potential acquisitions. Our employees have performed exceptionally well but still have much to accomplish to continue moving Curtiss-Wright ahead. We appreciate their efforts and the advancements made to date. We have absolute confidence in their abilities to continue taking your Company forward.


                                                                 [Photo Omitted]

Sincerely,


/s/ David Lasky
David Lasky
Chairman and President
January 30, 1998

--------------------------------------------------------------------------------
           Karup, Denmark  Newbury, United Kingdom  Chicago, Illinois
                     Wood-Ridge, New Jersey  Columbus, Ohio
--------------------------------------------------------------------------------

REVIEW OF OPERATIONS

>> Financial Performance Overview: The financial performance of the Company in 1997 generated a level of profits that was the highest experienced since 1989. Net earnings for 1997 of $27.9 million, or $2.74 per share, were 73% greater than 1996 earnings of $16.1 million, or $1.59 per share. Earnings in 1997 included a gain from the sale of real estate amounting to $2.0 million, or $.20 per share. Absent real estate sales, earnings in 1997 would have been $25.9 million, or $2.54 per share, 60% more than comparable 1996 income. (All per share amounts reflect the two-for-one split of Curtiss-Wright's stock in December 1997.) This outstanding earnings performance was primarily attributable to a 74% increase in operating earnings resulting from higher sales volume and improved efficiency of our metal treatment operations.

      Sales in 1997 of $219.4 million represented an increase of 29% over 1996 sales of $170.5 million. Substantial increases in production levels of commercial aircraft were a major contributor to our higher sales volume, and further increases are anticipated to continue in 1998. The sales increase also reflects a greater volume of metal treatment services and a full year's operations at our Miami repair and overhaul facility acquired in mid-1996.

      We have completed the year with a strong balance sheet. Cash flows generated from our operations were more than adequate to fund our capital expenditure and other internal requirements, although we did make use of an operating lease arrangement to finance a portion of our capital requirements.

Metal Treatment Services

Curtiss-Wright's metal treatment business in 1997 experienced continued growth in sales and earnings. This operation services regional markets from 34 facilities located in North America and Europe and has a diversified market base. Its improved performance benefited from growth in most of these markets and operating efficiencies put in place during the year.

      The aerospace market remains the most influential for our metal treatment business, representing approximately 49% of our revenue base. Our services are utilized in processes to increase the tensile and fatigue strength of component parts, to increase resistance to stress corrosion cracking, and to induce aerodynamic curvatures in wing skins. While aerospace applications provided the early base for our shot-peening processes, the utilization of the benefits of these processes has been extended to other industries. Curtiss-Wright now has the advantage of looking at this larger base when identifying markets where new facilities can be established.

                             1997 Sales by Industry

                               [Pie Chart Omitted]

      Advancements in 1997 for expansion globally were made with the opening of two metal treatment facilities in Europe. These additions in Belgium and Germany increased the number of European metal treatment operations to eight, with a ninth to be opened in England in early 1998. One additional facility will be opened in North America in 1998.

      We continue seeking to grow our heat-treating operation through acquisition from its current base of four locations. The heat-treating industry in the United States is fragmented, and we are working toward establishing an effective network operation similar to what we have in place for our shot-peening services. The Company has been very successful in establishing a centralized organization for the effective management of its shot-peening

--------------------------------------------------------------------------------
       Sunderland, United Kingdom  Feuchtwangen, Germany  Houston, Texas
                             Shelby, North Carolina
--------------------------------------------------------------------------------

operations. This, and the ability to service a multitude of regional markets, each with unique and customized needs, has been a key ingredient for our success.

      In 1997, the Company also made technological advances in our shot-peening operations. For example, we entered into an arrangement with Lawrence Livermore National Laboratory for the development and commercialization of a laser shot-peening process called Lasershot sm peening. The success of this program would expand the market for shot-peening of component parts. Our exclusive worldwide license for this technology further expands our capabilities and opportunities for growth.

      The Company has also introduced a new metal treatment process that is complementary to shot-peening of component parts. The process is referred to as C.A.S.E.(SM) (chemically assisted surface engineering). In some instances there is a need to extend the surface fatigue life beyond that provided by shot-peening. The C.A.S.E.(SM) process provides a cost-effective way to do this, in addition to producing a desirable smoother surface finish. New applications continue to emerge, and we look to this development to extend the metal treatment processes we can make available to our customers.

                           Component Overhaul & Repair
                               Sales (in millions)

                                [Graphic Omitted]

                             Component Manufacturing
                              and Overhaul Services
                               1997 Sales Balance

                                [Graphic Omitted]

Aerospace Component Manufacturing and Overhaul Services

The challenge in 1997 was to respond to the rapid ramp-up in delivery requirements for our actuation and control equipment associated with the increased production levels of commercial aircraft. Entering 1997, activity levels at our Shelby, North Carolina facility reflected a level of 23 aircraft per month. This compares to a level of 18 per month at the beginning of 1996. By the end of 1997, production activity had increased to a level of 40 per month. In 1997, Curtiss-Wright completed an expansion that doubled the size of our Shelby plant. This was primarily in response to increased Boeing requirements but also because of the growth of our overhaul and repair business. We have also added a substantial amount of machinery capacity during the year to keep pace with demand. In addition, a significant number of new employees were hired and trained.

      Meeting our customers' requirements went much further than expansion of our physical and employee capabilities. Just as our capacity levels became strained, so did those of our suppliers. In managing our resources we have increased our utilization of a supplier base. In some cases, as much as 50% of our machine shop work has been outsourced to various precision machine shops throughout the United States. The coordination of our suppliers with our own requirements and the requirements of our customers demanded an effort far beyond what we previously had experienced.

      In 1996, we made an acquisition that significantly increased our capabilities in the overhaul and repair sector of the aerospace market, and we now have the capability to service over 7,000 component parts. The charts to the right illustrate the sales growth of our overhaul and repair services as well as the balance we have achieved between that segment and the manufacturing of component parts and systems.

      In 1997, we also increased geographically the markets we serve with our overhaul services. With the opening of a facility in Singapore, we have expanded our global presence and

--------------------------------------------------------------------------------
   Derby, United Kingdom  Singapore  Montargis, France  Carlstadt, New Jersey
                                 Wichita, Kansas
--------------------------------------------------------------------------------

can now better serve all airlines and airfreight carriers within our market. During the year, we also acquired a further 20% of our overhaul and repair joint venture in Karup, Denmark, to increase our ownership to 100%.

      Curtiss-Wright has completed or is nearing the final stages of work on several military development programs. The Company experienced significant cost overruns on these programs in 1996 and the early part of 1997 with a resultant adverse impact on earnings. Since that time, performance has substantially improved. Low-level production stages for the V-22 Osprey and the F/A-18 E/F Super Hornet have begun and we are now supplying product for those aircraft. The other major program we participate in is the F-22 Raptor. This program is entering the final stages of systems testing and is scheduled to be fully completed in 1998. Final development hardware will be delivered in 1999. While these programs will not generate substantial sales in the immediate future, based upon current procurement schedules we view them as being significant long-term contributors.

Valves

In 1997, the Company's valve business achieved significant advances in solidifying and expanding its traditional military and commercial nuclear base.

      Sales of valves to the United States Navy increased slightly in 1997. Procurement levels for nuclear-powered submarines remain at one ship per year, with a nuclear aircraft carrier anticipated in the year 2000. With continued industry consolidation and a shrinking supplier base, Curtiss-Wright has established a strong position as a key supplier and is well postured to increase its role in the nuclear program and to seek additional opportunities on conventionally powered ships. In 1997, we continued our leadership in the Navy nuclear program and were awarded contracts to supply valves for the next-generation submarine, the Centurion. The Company also is pursuing opportunities beyond the propulsion systems of nuclear-powered ships. These include nonnuclear systems on nuclear-powered ships and valve applications on conventionally powered ships. Specifically, we believe that there are many shipboard systems that can utilize flow control and relief valve technologies originally developed by Curtiss-Wright for the commercial nuclear power industry.

      In 1997, the Company continued to increase its share of the Korean nuclear power market. Korean awards totaled approximately $5.0 million. Most significant of these was a major award for safety relief valves. The safety relief contract represents expansion of Curtiss-Wright's products to applications outside of the nuclear containment portion of power plants. This strengthens our position as a major supplier of relief valves at a time when increased regulatory overview is creating new market opportunities domestically. In addition, we are actively pursuing potential major awards in Taiwan. Based on these developments, we believe that the Company is well positioned to be a significant participant in new nuclear power plant construction programs in China. China is regarded as the richest potential market available, with the Chinese planning to build as many as 150 reactors over the next 40 years to meet the growing power needs of their
1.2 billion people.

                                Valves Sales 1997

                                [Graphic Omitted]

      These foreign markets offer greater potential opportunities than just supplying valves for new plants. As demonstrated in the United States, it is important to have an established installed product base. The aftermarket for spare parts and replacement valves is driven by the successes in providing original product for these facilities.

--------------------------------------------------------------------------------
     Lyndhurst, New Jersey  Chester, United Kingdom  Lafayette, Louisiana
                            Charlotte, North Carolina
--------------------------------------------------------------------------------

                                                                     AT A GLANCE

Aerospace &  Control and Actuation Components  U.S. Government Agencies
Marine       and Systems
                                               Foreign Governments
             Shot-Peening, Heat-Treating and
             Peen-Forming Services             Commercial Airlines /
                                               Military / General Aviation
             Aerospace Overhaul Services
                                               Aerospace Manufacturers
             Military Nuclear / Nonnuclear
             Valves (globe, gate, control,     Helicopter Manufacturers
             safety, solenoid and relief)
                                               Missile Manufacturers

                                               U.S. Navy Propulsion Systems

                                               U.S. Navy Shipbuilding

                                               Metalworking Industries

Industrial   Shot-Peening and Heat-Treating
             Services
                                               Oil / Petrochemical / Chemical
             Compressor Valve Reeds            Construction

             Commercial Nuclear / Nonnuclear   Oil and Gas Drilling /
             Valves (globe, gate, control,     Exploration
             safety, solenoid and relief)
                                               Power Generation
             Rescue Tools
                                               Nuclear and Fossil Fuel Power
                                               Plants

                                               Agricultural Equipment

                                               Automotive and Truck
                                               Manufacturers

                                               Rescue Tool Industry

>> Doing Things Better

o An essential part of Curtiss-Wright's success in growing the metal treatment business has been our ability to identify areas for performance improvements in the products of our customers and to apply technological advances to our processing of those products. This trend continues. The application of shot-peening and heat-treating to component parts improves fatigue strength and hardness, respectively, to maintain or increase performance characteristics. Areas where it is important to make things lighter and stronger while maintaining strength and/or durability requirements provide opportunities for Curtiss-Wright. We work with our customers to identify new applications for our metal treatment processes to accomplish these goals.

o Airline customers must optimize the utilization of their aircraft fleets if they are to maximize the profitability of their operations. An important ingredient of improved efficiency is minimal downtime related to aircraft maintenance. Curtiss-Wright established a new industry standard by providing a seven-day turnaround time for the repair and overhaul of actuation system components we manufacture. Seeking ways to continue to reduce turnaround times not only for our own products, but also for the more than 7,000 components we overhaul and repair, is an important area of concentration for us.

o Our engineering and design capabilities are strengths the Company has utilized for both new products and services and the adaptation of existing technologies to new applications. In our valve business, approximately 78% of 1997 sales were represented by product designs that did not exist five years ago. For example, valves used in propulsion systems for nuclear submarines were redesigned by Curtiss-Wright to utilize low-cobalt materials to reduce life cycle costs. We also have applied the gear technologies from our flight control actuation systems to develop the "Power Hawk" rescue tool, which offers advantages over other alternatives available on the market.

We turn problems into solutions, by listening to our customers and focusing upon the industries we serve.

Curtiss-Wright realizes that an important aspect of its businesses is being a solution provider. As a supplier of component parts and systems, our ability to work with our customers to effectively improve the performance of their final product is a key ingredient in the success of our businesses. This is equally true for the services we provide, whether metal treatment or the overhaul and repair of industrial and marine valves or aerospace components. Engineering design and metallurgical knowledge at our business units are skills that Curtiss-Wright considers a strong point in its ability to capture and, more importantly, retain business. Innovation also extends to our customers' other needs, such as timely delivery schedules and rapid turnaround times for the services we provide. We turn problems into solutions, by listening to our customers and focusing upon the industries we serve.

We research and explore ways to make products and services better.

                                  > innovation

                                 [Photo Omitted]

Engineering and technical support for our customers is a strength of all our businesses.

                                 [Photo Omitted]

Curtiss-Wright offers airlines seven-day turnaround on the overhaul and repair of components we manufacture, such as these Boeing 737-700 flap transmissions.

>> Global Expansion

o In 1995, our aerospace overhaul and repair activities were provided out of our facilities in Shelby, North Carolina and Fairfield, New Jersey, servicing a customer base composed predominately of North American airlines and cargo haulers. Since then we have expanded both our facility operations and customer base. Services are now provided out of five facilities, with added locations in Miami, Florida; Karup, Denmark; and Singapore. Our customer base has expanded to include a strong presence in South America, and we now also have the capability to service Europe, the Middle East, Africa and the Pacific Rim.

o With no new construction of nuclear power plants in the United States in recent years, Curtiss-Wright was limited in that market to replacement of valves used in power generation plants. We have now looked beyond our traditional market to become a more effective global competitor in the pursuit of new business. Relationships have been established and contracts awarded to Curtiss-Wright in Taiwan and South Korea. We are now well positioned to participate in future programs scheduled for these regions. This base is being expanded to include projects planned for China, and we look forward to a lifting of trade restrictions by the United States that will allow us to compete in this growth market for construction of new nuclear power plants.

o Years ago, Curtiss-Wright extended its metal treatment network from the United States to Europe. In 1997, two new facilities were opened, bringing our European facility total to eight. An additional facility in England is scheduled to begin operations early in 1998. The Company now has a network of 34 facilities in North America and Europe to serve regional markets. We have become successful in introducing our services to new geographical areas, and new opportunities continue to be identified. Global expansion of the network will continue to supplement our domestic growth.

To maximize our effectiveness we must carry our products and services to customers worldwide.

To achieve balanced growth, Curtiss-Wright seeks out and takes advantage of global opportunities. To maximize our effectiveness we must carry our products and services to customers worldwide. The Company has reorganized its operations to better accomplish this expansion. The proper structure for addressing a global market varies between our different operations. It can take the form of our metal treatment business, which is a decentralized organization with multiple facilities to service regional areas with different market characteristics. Other businesses, such as our valve operation, service an international clientele from a centralized location with local customer support. While there is still work to be done, each business unit now has the basic structure in place to compete globally. Our future activity will continue to build upon these established organizational structures.

                                 [Photo Omitted]

Shot-peen forming of aircraft wing skins is one of the metal treatment services provided by some of our 34 facilities in North America and Europe.

                                 [Photo Omitted]

Our aerospace overhaul and repair business now has a global presence operating out of five locations.

                                 > globalization

We match our resources to international opportunities.

>> Long-Term Relationships = Strong Alliances

o Curtiss-Wright's relationship with the United States Navy's nuclear program dates back to the Nautilus, which was the first nuclear submarine built. A close working partnership has developed, and the Navy is providing us with expanded opportunities to participate in the design, testing and manufacture of critical valve products. During 1997, Curtiss-Wright's unique test facilities were utilized extensively by the Navy to diagnose, resolve and improve valve performance in support of operational fleet requirements. The Navy also has depended upon us recently to expedite the manufacture of valves when required to meet its schedules.

o The rapid ramp-up in the production schedules for commercial aircraft has strained the resources available in the industry, resulting in missed delivery dates to the airline customer. Curtiss-Wright made a significant additional investment in our Shelby, North Carolina plant, doubling the size of the facility and adding machinery and equipment in order to meet these increased requirements. We have been working closely with our customers and suppliers to deal with the extraordinary demands of this situation. While timely delivery has been a problem within the industry, Curtiss-Wright has been a dependable supplier, meeting shipment schedules.

o Customer support in our metal treatment business is an effort that continues on a daily basis. This business has a large active customer base that requires constant communications and coordination of activities. In addition to aerospace customers, we serve a broad spectrum of industrial customers, helping them to develop innovative solutions to difficult manufacturing challenges. This starts with the early identification of areas where our metal treatment processes can improve the final product or provide a solution to a particular problem. We work closely with our customers to coordinate the transportation and treating of parts to ensure timely availability.

Our ability to work with and support our customers is a key to our success.

Curtiss-Wright has made the development of long-term relationships with our customers a part of our business mission. Because the component products and systems we supply and the services we provide become part of our customers' products, it is essential that we work closely together. It is not unusual for us to become involved in the concept and design stages of our customers' products. Performance of the final product directly impacts our success. In many instances we are closely integrated into the manufacturing processes of our customers, and coordinating delivery of our products and services with their activities is essential. The Company makes its resources available for integration with those of our customers in a partner relationship. Our ability to work with and support our customers is a key to our success.

Building strong customer partnerships is part of our business.

                                 > partnerships

                                 [Photo Omitted]

We have made an investment to double the size of our Shelby, N.C. facility to meet our customers' increased requirements due to the ramp-up in commercial aircraft production.

                                 [Photo Omitted]

The Company has a long history of working with the U.S. Navy and electric utility companies to design and manufacture critical valve products for nuclear applications.

16

--------------------------------------------------------------------------------

CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Results of Operations:

Curtiss-Wright Corporation posted substantial improvements in sales and operating earnings for 1997, experiencing its highest profitability levels since 1989. Sales for the Corporation totaled $219.4 million in 1997, a 29% increase over 1996 sales of $170.5 million, while operating income of $33.3 million for 1997 increased 74% over the prior year. For the year, Curtiss-Wright Corporation posted consolidated net earnings totaling $27.9 million, or $2.74 per share, a 73% increase when compared with 1996 net earnings of $16.1 million or $1.59 per share. Net earnings for 1996 had declined 11% when compared with net earnings of 1995, which totaled $18.2 million or $1.79 per share.

      The substantial improvement in performance for 1997 is attributable to several key items: a record volume of metal treatment services; extremely high production levels of commercial aircraft; reduced development cost overruns which had penalized prior year results and a full year's operation of our Miami repair and overhaul facility acquired in mid-1996. In addition, net earnings benefited from the sale of excess real estate, which along with applicable tax benefits added $2.0 million or $.20 per share to 1997 results.

      Net earnings for 1996 were impacted by losses caused by significant engineering cost overruns associated with military aerospace development contracts, lower levels of non-operating revenue and a high level of environmental related expenditures which substantially offset improvements in sales and earnings from metal treatment operations, when comparing 1996 with 1995 results. Sales and earnings for 1996 had benefited from the midyear acquisition of the Miami overhaul facility, as well as the overall growth of our component repair and overhaul business, while 1995 results included the Corporation's Buffalo Extrusion Facility until it was sold in mid-1995.

                                [PHOTO OMITTED]

      New orders received in 1997 increased 51% to $259.3 million, from orders of $171.6 million received in 1996 and were 71% above orders received in 1995. Increased orders reflect the current high level of commercial aircraft production, as well as improvements in the Corporation's metal treatment and component overhaul businesses and increases in orders for our commercial nuclear valve products. Backlog levels at December 31, 1997 totaled $149.2 million, their highest level since 1993, and a 36% improvement from backlog levels of $109.3 million at December 31, 1996.

Segment Performance:

Aerospace & Marine

The Corporation's Aerospace & Marine segment posted substantially improved results for 1997 when compared with those of 1996. Sales increased 45% in 1997 to $159.0 million, from sales of $109.9 million in 1996, and were 72% higher than 1995 sales of $92.4 million. Operating income more than doubled, totaling $25.6 million in 1997, compared to $12.5 million in 1996 and $11.7 million in 1995.

      Sales improvements in the Aerospace & Marine segment for 1997 reflect a 34% increase in the Corporation's original equipment manufactured (OEM) actuation components and systems. OEM sales of commercial aircraft components more than doubled when comparing 1997 to the prior year. This is reflective of increased Boeing requirements for actuation and control equipment. As noted in previous reports, the Corporation participates on every Boeing commercial aircraft currently flying and production levels were at a record high at the end of 1997. Sales of metal treatment services to aerospace customers have also increased significantly when comparing 1997 results with those of the prior year, benefiting from the worldwide increase in aircraft production.

      Aerospace & Marine segment results have also benefited from increased contributions from our overhaul and repair businesses. Sales of overhaul services improved 53% in 1997, as compared with 1996, largely reflecting a full year of contributions from our Miami-based facility, acquired in May 1996. In the aggregate, sales of overhaul and repair services accounted

                                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS


for 28% of Aerospace & Marine segment sales for 1997, compared with 24% for 1996 and 11% for 1995. In addition, the segment experienced an increase in sales of its military valve products, comparing 1997 to the prior year, as a result of two U. S. Navy programs that are not expected to be repeated in 1998.

      In the aggregate, increased operating profits for the Aerospace & Marine segment in 1997 were primarily attributable to the record sales performance of our metal treatment business. This increase is largely a result of the worldwide improvement in the aerospace industry and reflects the diversification of products serviced by our business, including the peen-forming of wingskins for commercial, commuter and business aircraft, and shot-peening services on engine components and other aircraft parts.

      Despite significant increases in sales associated with the new Boeing programs, operating income for those programs in 1997 was impaired as a result of additions to the work force and associated training and other costs, reflecting the timing and magnitude of increased production work in response to Boeing's aggressive ramp-up during 1997. Also reducing Aerospace & Marine operating income for 1997 were military development program cost overruns, most of which occurred early in the year. Costs in excess of contract price under these firm fixed price contracts totaled $1.5 million in 1997, compared with $3.6 million in 1996 and $3.3 million in 1995.

      When comparing 1996 to 1995, sales for the Aerospace & Marine segment were 19% higher than the $92.4 million recorded in 1995. The improvements in 1996 were reflective of growth in the Corporation's component overhaul and repair business which was augmented by the acquisition of the Miami facility. Sales of metal treatment services also showed large improvements over prior year levels, particularly within foreign aerospace markets, as did sales of military actuation components for the Corporation's F-16 program, in support of foreign military sales, and sales of commercial actuation and control programs for Boeing aircraft. During 1996, the Corporation completed much of the design phase of the Lockheed/Martin F-22 development program and began delivery of development and test hardware. Operating income improved 7% in 1996, totaling $12.5 million, compared with $11.7 million in 1995. Improvements in operating income were generated by the Miami acquisition and by higher sales of metal treatment and component overhaul services which were partially offset by cost overruns associated with military actuation and control developmental contracts and high costs during the start-up phase of its new commercial actuation and control production programs.

                                [PHOTO OMITTED]

      New orders received by the Aerospace & Marine segment in 1997 totaled $194.8 million, 73% above orders of $112.4 million received in 1996 and more than double orders of $86.5 million received in 1995. The Corporation received a $38.1 million order from Boeing in December 1997 for production hardware on its 737-700 aircraft. During 1997, the Corporation also received a small initial contract award from Sino Swearingen Aircraft Company of San Antonio, Texas for trailing edge wing-flap drive systems for the new SJ30-2 Business Jet. The Corporation currently supplies flap drive systems for various commercial and military aircraft, and this is its first program providing such components to the business jet market. Further increases in new orders, comparing 1997 to the prior year are reflective of the current high sales volumes generated by our metal-treating and overhaul service businesses.

Industrial

The Corporation's Industrial segment posted sales of $60.4 million for 1997, substantially the same as 1996 and slightly below sales of $62.0 million for 1995. Sales in the commercial valve area improved slightly for 1997 over 1996, largely because of a high level of field service and spare parts sales experienced in the later portion of 1997. Sales of the Industrial segment also benefited in part from increased market acceptance and many functional accessories for its new rescue tool product line. When comparing 1996 sales to 1995, the decline in sales reflects the absence of the Corporation's Buffalo Extrusion Facility which was sold in June 1995. After excluding those 1995 sales related to the Buffalo facility from the segment total, sales for 1996 were 7% above the adjusted 1995 total. Improvements in sales of the continuing operations of the Industrial segment in 1996 reflected a higher volume of metal treating services. Sales of commercial valve products for 1996 were slightly below 1995 totals due to declines in original equipment and spare parts sales more than offsetting increased sales of nuclear valve product remakes and upgrades for power industry customers.

      Despite level sales, operating income of the Industrial segment improved for 1997 in comparison to 1996. Operating income for 1996 had been hampered by non-recurring costs associated with our metal-treating businesses and development costs associated with the Corporation's new rescue tool product line. Operating income for 1996 was 10% below 1995 levels, largely due to a decline in heat-treating sales and major expenditures needed to meet automotive customer quality requirements. The Buffalo facility did not have a material impact on operating income for 1995.

      New orders received by the Industrial segment improved 9% to $64.5 million in 1997, when compared with $59.3 million in the prior year. The increase in orders is largely due to commercial nuclear valve orders for Korean power plants totaling approximately $5.0 million received during 1997.

Corporate and Other Expenses:

The Corporation continues to experience a significantly high level of costs associated with its environmental obligations. Environmental expenditures in excess of amounts previously reserved and inclusive of remediation efforts and administrative costs, totaled $3.1 million in 1997, compared with $2.4 million in 1996 and $.8 million in 1995. The increase in expenditures relates primarily to legal services provided for the defense or pursuit of environmental and related claims.

      Offsetting general and administrative expenses for the Corporation is non-cash pension income which results from the amortization into income of the excess of the retirement plan's assets over the estimated obligations under the plan. Pension income amounted to $3.7 million in 1997, a slight decline when compared with pension income of $3.9 million recorded in 1996. Pension income totaled $3.0 million in 1995. The amounts recorded as pension income reflects the extent to which the return on plan assets exceeds the net cost of providing benefits in the same year, as detailed in Note 13 to consolidated financial statements.

Other Revenue and Costs:

The Corporation recorded other non-operating net revenue for 1997 aggregating $9.0 million, compared with $5.3 million for 1996, and $7.4 million for 1995. The significant increase in non-operating revenue for 1997 was due to the sale by the Corporation of two parcels of undeveloped land during the third quarter of 1997. The Corporation recognized net earnings of $2.0 million or $.20 per share, which reflects tax benefits from the application of a capital-loss carryforward to the gains realized on the sales. Investment income also increased in 1997 as compared with the prior year. Investment income for 1996 reflected the lower levels of available cash and short-term investments versus 1995, due to the midyear Miami acquisition which included an expenditure of approximately $16.6 million. Investment income totaled $3.4 million in 1997, 16% above the $3.0 million for 1996, but below investment income of $4.1 million for 1995.

Changes in Financial Condition:

Liquidity and Capital Resources

The Corporation's working capital was $132.8 million at December 31, 1997, a 15% increase from working capital at December 31, 1996 of $115.4 million. The ratio of current assets to current liabilities was 4.4 to 1 at December 31, 1997, compared with a current ratio of 3.7 to 1 at December 31, 1996. Working capital and its associated ratio were lower in 1996 due to fixed assets purchased and goodwill recorded as a result of the Accessory Services acquisition, as discussed in Note 2 to consolidated financial statements. The Corporation's balance of cash and short-term investments totaled $68.8 million at December 31, 1997, an increase of $6.8 million or 11%, from balances at the prior year-end.

      Changes in working capital at year end 1997 reflect a substantial increase in accounts receivable from customers primarily due to the increase in sales in that year. Gross inventory also increased due to a higher level of finished goods and component parts maintained at our component overhaul and repair businesses. Inventory levels at December 31, 1997 also reflect an increase associated with the substantial ramp-up of production on the new commercial actuation production programs for Boeing. These increases in gross inventory levels were partially offset by an increase in progress payments received under long-term government contracts. Working capital was also

                                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS


improved through a reduction in the current portion of amounts held in reserve for the environmental remediation program at the Corporation's Wood-Ridge, New Jersey Business Complex as a result of the expenditure of $3.4 million on remediation efforts during 1997.

      The Corporation continues to maintain its $22.5 million revolving credit lending facility and its $22.5 million short-term credit agreement, which provide additional sources of capital to the Corporation. The revolving credit agreement, of which $10.8 million remains unused at December 31, encompasses various letters of credit issued primarily in connection with outstanding industrial revenue bonds. The maximum available credit unused under these agreements at December 31, 1997, was $32.9 million. There were no cash borrowings made under the agreements during 1997 or 1996.

      Capital expenditures were $11.2 million in 1997, decreasing from $14.2 million spent in 1996 but well above capital expenditures of $7.0 million for 1995. Actual expenditures related primarily to the purchase of machinery and equipment within the Aerospace & Marine segment, including the expansion of metal treatment operations in Europe and new machinery and equipment for our expanded Shelby, North Carolina facility, which was necessary to meet the demands of the new Boeing contracts and the growth of the overhaul service business. Aerospace-related expenditures accounted for $7.9 million, or approximately 71%, of the total spent in 1997. Capital expenditures are projected to increase in 1998 primarily because of expected machinery and equipment purchases for the further expansion of metal treating operations in Europe and the United States. At December 31, 1997, the Corporation had committed approximately $2.9 million for future expenditures, primarily for machinery and equipment to be used in its operating segments.

                                [PHOTO OMITTED]

                                [PHOTO OMITTED]

      Cash generated from operations is considered to be adequate to meet the Corporation's overall cash requirements for the coming year, including normal dividends, planned capital expenditures, expenditures for environmental programs and other working capital requirements.

Newly Issued Accounting Pronouncements

The Corporation is subject to two newly issued accounting standards beginning January 1, 1998. Standard No. 130, "Reporting Comprehensive Income," and Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information," are currently being evaluated by the Corporation. An overview of the standards and details of the Corporation's positions appear in Note 1 L. to consolidated financial statements.

Year 2000

The Corporation has taken steps to address its exposures related to the impact on its computer systems of the year 2000. Modification of key financial and operating systems are currently being effectuated. The Corporation does not expect these system changes to have a material effect on its consolidated financial position, results of operations or cash flows.

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


REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Curtiss-Wright Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings and stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Curtiss-Wright Corporation and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP

Morristown, New Jersey
January 30, 1998

CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands
except per share data)      For the years ended December 31,        1997       1996       1995(1)
----------------------------------------------------------------------------------------------
Net sales                                                       $219,395   $170,536   $154,446
Cost of sales                                                    143,706    117,067    104,178
----------------------------------------------------------------------------------------------
Gross margin                                                      75,689     53,469     50,268
Research and development costs                                     1,877        997      1,180
Selling expenses                                                   7,979      6,337      6,092
General and administrative expenses                               29,382     24,556     21,548
Environmental remediation and administrative expenses              3,132      2,397        835
----------------------------------------------------------------------------------------------
Operating income                                                  33,319     19,182     20,613
Investment income, net                                             3,432      2,968      4,147
Rental income, net                                                 3,342      2,816      2,862
Other income (expense), net                                        2,193       (450)       419
Interest expense                                                     387        387        549
----------------------------------------------------------------------------------------------
Earnings before income taxes                                      41,899     24,129     27,492
Provision for income taxes                                        14,014      8,020      9,323
----------------------------------------------------------------------------------------------
Net earnings                                                    $ 27,885   $ 16,109   $ 18,169
==============================================================================================
Net earnings per common share:
Basic earnings per share                                        $   2.74   $   1.59   $   1.79
==============================================================================================
Diluted earnings per share                                      $   2.71   $   1.58   $   1.78
==============================================================================================

See notes to consolidated financial statements.

(1) Prior year information has been restated to conform to current presentation.

CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In thousands)                                                          December 31,         1997        1996
-------------------------------------------------------------------------------------------------------------
Assets:
Current assets:
  Cash and cash equivalents                                                             $   6,872   $   6,317
  Short-term investments                                                                   61,883      55,674
  Receivables, net                                                                         41,590      37,708
  Deferred tax assets                                                                       8,806       8,769
  Inventories                                                                              49,723      46,987
  Other current assets                                                                      2,506       2,378
-------------------------------------------------------------------------------------------------------------
Total current assets                                                                      171,380     157,833
-------------------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost:
  Land                                                                                      4,486       4,613
  Buildings and improvements                                                               89,096      84,762
  Machinery, equipment and other                                                          126,005     120,855
-------------------------------------------------------------------------------------------------------------
                                                                                          219,587     210,230

Less, accumulated depreciation                                                            153,704     146,268
-------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                                         65,883      63,962
Prepaid pension costs                                                                      38,674      35,016
Other assets                                                                                8,771      10,353
-------------------------------------------------------------------------------------------------------------
Total assets                                                                            $ 284,708   $ 267,164
=============================================================================================================
Liabilities:
Current liabilities:
  Accounts payable                                                                      $   9,900   $  13,144
  Accrued expenses                                                                         14,640      12,062
  Income taxes payable                                                                      4,845       3,189
  Other current liabilities                                                                 9,244      14,021
-------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                  38,629      42,416
-------------------------------------------------------------------------------------------------------------
Long-term debt                                                                             10,347      10,347
Deferred income taxes                                                                       8,799       8,686
Accrued postretirement benefit costs                                                        9,850      10,302
Other liabilities                                                                          12,230      12,050
-------------------------------------------------------------------------------------------------------------
Total liabilities                                                                          79,855      83,801
-------------------------------------------------------------------------------------------------------------
Contingencies and commitments (Notes 9 and 14)
Stockholders' equity:
Preferred stock, $1 par value, 650,000 authorized, none issued
Common stock, $1 par value, 22,500,000 authorized, 15,000,000 shares issued
  (outstanding shares 10,175,140 for 1997 and 10,162,206 for 1996)                         15,000      10,000
Capital surplus                                                                            52,010      57,127
Retained earnings                                                                         318,474     299,740
Unearned portion of restricted stock                                                         (342)       (608)
Equity adjustments from foreign currency translation                                       (3,289)     (1,506)
-------------------------------------------------------------------------------------------------------------
                                                                                          381,853     364,753
Less, treasury stock at cost (4,824,860 shares for 1997 and 4,837,794 shares for 1996)    177,000     181,390
-------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                                204,853     183,363
-------------------------------------------------------------------------------------------------------------
Total liabilities and stockholders' equity                                              $ 284,708   $ 267,164
=============================================================================================================

See notes to consolidated financial statements.

CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)                      For the years ended December 31,               1997        1996        1995
---------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net earnings                                                                  $  27,885   $  16,109   $  18,169
---------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation and amortization                                                 9,097       8,946       9,512
    Net (gains) losses on sales and disposals of real estate and equipment       (1,968)        473        (219)
    Net gains on short-term investments                                          (1,717)     (1,014)     (1,134)
    Deferred taxes                                                                   76        (168)      2,056
    Changes in operating assets and liabilities, net of business acquired in
      1996:
      Proceeds from sales of trading securities                                 342,416     333,577     270,923
      Purchases of trading securities                                          (349,500)   (323,172)   (271,833)
      (Increase) decrease in receivables                                         (4,929)      5,500      (2,093)
      Increase in inventories                                                    (3,624)    (12,057)     (6,533)
      Increase (decrease) in progress payments                                    1,934      (2,622)        594
      Increase (decrease) in accounts payable and accrued expenses                 (666)      6,810       1,994
      Increase (decrease) in income taxes payable                                 1,656       1,189        (105)
    Increase in other assets                                                     (3,860)     (4,705)     (2,380)
    Increase (decrease) in other liabilities                                     (2,458)      4,222        (393)
    Other, net                                                                     (879)        143      (1,130)
---------------------------------------------------------------------------------------------------------------
Total adjustments                                                               (14,422)     17,122        (741)
---------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                        13,463      33,231      17,428
---------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
Proceeds from sales and disposals of real estate and equipment                    3,460          96       3,290
Additions to property, plant and equipment                                      (11,231)    (14,156)     (6,985)
Acquisition of Accessory Services business                                                  (16,640)
---------------------------------------------------------------------------------------------------------------
Net cash used for investing activities                                           (7,771)    (30,700)     (3,695)
---------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
Principal payments on long-term debt                                                                     (4,054)
Dividends paid                                                                   (5,137)     (5,079)     (5,059)
---------------------------------------------------------------------------------------------------------------
Net cash used for financing activities                                           (5,137)     (5,079)     (9,113)
---------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                555      (2,548)      4,620
Cash and cash equivalents at beginning of year                                    6,317       8,865       4,245
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                      $   6,872   $   6,317   $   8,865
===============================================================================================================

See notes to consolidated financial statements.

CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                              Equity
                                                                                               Unearned    Adjustments
                                                                                              Portion of   from Foreign
                                                     Common       Capital      Retained       Restricted     Currency      Treasury
(In thousands)                                       Stock        Surplus      Earnings      Stock Awards  Translation      Stock
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1994                                  $ 10,000      $ 57,139      $275,600      $     --       $ (1,622)      $182,348
------------------------------------------------------------------------------------------------------------------------------------
  Net earnings                                                                   18,169
  Common dividends                                                               (5,059)
  Stock awards issued                                                  33                        (780)                         (747)
  Stock options exercised, net                                        (31)                                                      (39)
  Translation adjustments, net                                                                                   292
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1995                                    10,000        57,141       288,710          (780)        (1,330)       181,562
------------------------------------------------------------------------------------------------------------------------------------
  Net earnings                                                                   16,109
  Common dividends                                                               (5,079)
  Stock awards issued                                                  10                         (93)                          (83)
  Stock options exercised, net                                        (24)                                                      (89)
  Amortization of earned portion of
    restricted stock awards                                                                       265
  Translation adjustments, net                                                                                  (176)
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1996                                    10,000        57,127       299,740          (608)        (1,506)       181,390
------------------------------------------------------------------------------------------------------------------------------------
  Net earnings                                                                   27,885
  Common dividends                                                               (5,137)
  Stock options exercised, net                                       (117)                                                     (376)
  Amortization of earned portion of
    restricted stock awards                                                                       266
  Translation adjustments, net                                                                                (1,783)
  Two for one stock split                             5,000        (5,000)       (4,014)                                     (4,014)
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1997                                  $ 15,000      $ 52,010      $318,474      $   (342)      $ (3,289)      $177,000
====================================================================================================================================

See notes to consolidated financial statements.

--------------------------------------------------------------------------------

CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Curtiss-Wright Corporation and its subsidiaries (the "Corporation") is a diversified multinational manufacturing and service concern that designs, manufactures and overhauls precision components and systems and provides highly engineered services to the aerospace, automotive, shipbuilding, oil, petrochemical, agricultural equipment, power generation, metal working and fire and rescue industries. Operations are conducted through three domestic manufacturing facilities, thirty-four metal treatment service facilities located in North America and Europe, and five component overhaul locations.

A. Principles of Consolidation

The financial statements of the Corporation have been prepared in conformity with generally accepted accounting principles and such preparation has required the use of management's estimates in presenting the consolidated accounts of the Corporation, after elimination of all significant intercompany transactions and accounts.

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

D. Revenue Recognition

The Corporation records sales and related profits for the majority of its operations as units are shipped, services are rendered, or as engineering milestones are achieved. Sales and estimated profits under long-term valve contracts are recognized under the percentage-of-completion method of accounting. Profits are recorded pro rata, based upon current estimates of direct and indirect manufacturing and engineering costs to complete such contracts.

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

Average useful lives for property and equipment are as follows:

Buildings and improvements                                        10 to 40 years
Machinery and equipment                                            4 to 15 years
Office furniture and equipment                                     3 to 10 years

F. Intangible Assets

Intangible assets consist primarily of the excess purchase price of the acquisition over the fair value of net tangible assets acquired. The Corporation amortizes such costs on a straight-line basis over the estimated period benefited but not exceeding 30 years.

G. Financial Instruments

The financial instruments with which the Corporation is involved are primarily of a traditional nature. The Corporation's short-term investments are comprised of equity and debt securities, all classified as trading securities, which are carried at their fair value based upon the quoted market prices of those investments at December 31, 1997 and 1996. Accordingly, net realized and unrealized gains and losses on trading securities are included in net earnings. The Corporation also, where circumstances warrant, participates in derivative financial instruments consisting primarily of commitments to purchase stock. Derivative financial instruments are included as short-term investments in the Corporation's balance sheets and are carried at their fair market value, information on which appears in Note 3.

H. Environmental Costs

The Corporation establishes a reserve for a potential environmental responsibility when it concludes that a determination of legal liability is probable, based upon the advice of counsel.

Such amounts, if quantifiable, reflect the Corporation's estimate of the amount of that liability. If only a range of potential liability can be estimated, a reserve will be established at the low end of that range. Such reserves represent today's values of anticipated remediation not recognizing any recovery from insurance carriers, or third-party legal actions, and are not discounted.

I. Accounting for Stock-Based Compensation

The Corporation continues to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), in accounting for its employee stock options, rather than the alternative method of accounting provided under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). Under APB No. 25, the Corporation does not recognize compensation expense on stock options granted to employees because the exercise price of the options is equal to the market price of the underlying stock on the date of the grant. Further information concerning options granted under the Corporation's Long-Term Incentive Plan is provided in
Note 10.

J. Capital Stock

On April 11, 1997, the stockholders approved an increase in the number of authorized common shares from 12,500,000 to 22,500,000. On November 17, 1997, the Board of Directors declared a 2 for 1 stock split in the form of a 100% stock dividend. The split, in the form of 1 share of common stock for each share outstanding, was payable on December 23, 1997. To effectuate the stock split, the Corporation issued 5,000,000 original shares at $1.00 par value from capital surplus and the remaining 87,271 shares from its treasury account at cost, with a corresponding reduction in retained earnings of $4,014,000. Accordingly, all references throughout this annual report to number of shares, per share amounts, stock option data and market prices of the Corporation's common stock have been restated to reflect the effect of the split for all periods presented.

K. Earnings per Share

Effective for the fiscal year ended December 31, 1997, the Corporation accounts for its earnings per share (EPS) in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS No. 128). Under SFAS No. 128, the Corporation is required to report both basic earnings per share as based on the weighted average number of common shares outstanding and diluted earnings per share as based on the weighted average number of common shares outstanding plus all potentially dilutive common shares issuable. In accordance with SFAS No. 128, all prior period earnings per share data have been restated. Earnings per share calculations for the years ended December 31, 1997, 1996 and 1995 are as follows:

                                                           Weighted
                                                            Average
                                                   Net       Shares    Per Share
(In thousands, except per share data)           Income  Outstanding       Amount
--------------------------------------------------------------------------------
1997
Basic earnings per share                       $27,885       10,172      $  2.74
Effect of dilutive securities:
  Stock options                                                 118
  Deferred stock compensation                                     1
--------------------------------------------------------------------------------
Diluted earnings per share                     $27,885       10,291      $  2.71
================================================================================
1996
Basic earnings per share                       $16,109       10,158      $  1.59
Effect of dilutive securities:
  Stock options                                                  59
--------------------------------------------------------------------------------
Diluted earnings per share                     $16,109       10,217      $  1.58
================================================================================
1995
Basic earnings per share                       $18,169       10,124      $  1.79
Effect of dilutive securities:
  Stock options                                                  73
--------------------------------------------------------------------------------
Diluted earnings per share                     $18,169       10,197      $  1.78
================================================================================

L. Newly Issued Accounting Pronouncements

Reporting Comprehensive Income: In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" (SFAS No. 130). This statement establishes standards for reporting and display of comprehensive income and its components within financial statements. Comprehensive income consists of all changes in equity during a period except those resulting from investments by owners and distributions to owners. SFAS No. 130 also requires that all components of comprehensive income be disclosed in a separate financial statement or on the face of the income statement.

      The Corporation has reviewed the provisions of SFAS No. 130 based on its current Consolidated Statement of Stockholders' Equity. For the year ended December 31, 1997, the Corporation would have reported comprehensive income totaling $26,726,000, consisting of net income less equity adjustments from foreign currency translations on an after-tax basis. This statement is effective for the Corporation beginning January 1, 1998 and requires reclassification of prior period information for comparative purposes.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Disclosures about Segments of an Enterprise and Related Information: In June 1997, the Financial Accounting Standards Board also issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No.
131). This statement requires a change in reporting business segments to a "management approach," utilizing financial information that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 also requires descriptive information about how the operating segments were determined, the products and services provided by segments and a reconciliation of segment revenues, profits or losses and assets, to those of the total Corporation.

      The Corporation is reviewing its current operating segments in conjunction with on-going changes in its business operations and the statement's aggregation criteria. This statement is effective for the Corporation's 1998 fiscal year beginning January 1, 1998 and requires reclassification of prior period information for comparative purposes. Information as required by SFAS No. 131 on an interim basis is not effective in the initial year of application.

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

      The unaudited pro forma consolidated results of operations shown below have been prepared as if the acquisition had occurred at the beginning of 1996:

(In thousands, except per share data)                                       1996
--------------------------------------------------------------------------------
Net sales                                                               $178,816
Net earnings                                                              16,437
Basic earnings per common share                                             1.62
================================================================================

3. Short-Term Investments

The composition of short-term investments at December 31 is as follows:

(In thousands)                           1997                      1996
--------------------------------------------------------------------------------
                                    Cost   Fair Value         Cost   Fair Value
--------------------------------------------------------------------------------
Money market
  preferred stock               $ 45,697     $ 45,697     $ 19,000     $ 19,000
Tax-exempt money
  market preferred
  stock                               --           --       25,322       25,322
Common and
  preferred stocks                 3,090        3,205        1,135        1,167
Utility common stocks
  purchased                       20,268       20,308       22,678       22,539
Utility common stocks
  sold short                     (11,033)     (11,121)     (12,250)     (12,354)
Tax exempt revenue
  bonds                            3,790        3,794           --           --
--------------------------------------------------------------------------------
Total short-term
  investments                   $ 61,812     $ 61,883     $ 55,885     $ 55,674
================================================================================

Investment income for the years ended December 31 consists of:

(In thousands)                                    1997         1996        1995
--------------------------------------------------------------------------------
Net realized gains on the sale of
  trading securities                           $ 1,435      $   527     $ 1,282
Interest and dividend income, net                1,715        1,954       3,014
Net unrealized holding gains (losses)              282          487        (149)
--------------------------------------------------------------------------------
Investment income, net                         $ 3,432      $ 2,968     $ 4,147
================================================================================

4. Receivables

Receivables include amounts billed to customers and unbilled charges on long-term contracts consisting of amounts recognized as sales but not billed. Substantially all amounts of unbilled receivables are expected to be billed and collected in the subsequent year.

      Credit risk is generally diversified due to the large number of entities comprising the Corporation's customer base and their geographic dispersion. The largest single customer represented 12% of the total outstanding billed receivables at December 31, 1997 and 5% of the total outstanding billed receivables at December 31, 1996. The Corporation performs ongoing credit evaluations of its customers and establishes appropriate allowances for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

The composition of receivables at December 31 is as follows:

(In thousands)                                                 1997         1996
--------------------------------------------------------------------------------
Billed Receivables:
Trade and other receivables                                 $49,110      $37,253
  Less: progress payments applied                            10,460        5,701
        Allowance for doubtful accounts                       1,747        1,557
--------------------------------------------------------------------------------
Net billed receivables                                       36,903       29,995
--------------------------------------------------------------------------------
Unbilled Receivables:
Recoverable costs and estimated earnings not
  billed                                                     13,022       19,761
  Less: progress payments applied                             8,335       12,048
--------------------------------------------------------------------------------
Net unbilled receivables                                      4,687        7,713
--------------------------------------------------------------------------------
Total receivables, net                                      $41,590      $37,708
================================================================================

5. Inventories

Inventories are valued at the lower of cost (principally average cost) or market. The composition of inventories at December 31 is as follows:

(In thousands)                                                 1997         1996
--------------------------------------------------------------------------------
Raw material                                                $ 5,514      $ 4,653
Work-in-process                                              22,686       25,128
Finished goods/component parts                               21,782       15,817
Inventoried costs related to U.S. Government
  and other long-term contracts                               5,547        6,307
--------------------------------------------------------------------------------
Gross inventories                                            55,529       51,905
  Less: progress payments applied, principally
    related to long-term contracts                            5,806        4,918
--------------------------------------------------------------------------------
Net inventories                                             $49,723      $46,987
================================================================================

6. Accrued Expenses and Other Current Liabilities

Accrued expenses at December 31 consist of the following:

(In thousands)                                                 1997         1996
--------------------------------------------------------------------------------
Accrued compensation                                        $ 5,878      $ 4,866
Accrued taxes other than income taxes                         1,357        1,478
Accrued insurance                                             1,659        1,462
All other                                                     5,746        4,256
--------------------------------------------------------------------------------
Total accrued expenses                                      $14,640      $12,062
================================================================================

Other current liabilities at December 31 consist of the following:

(In thousands)                                                 1997         1996
--------------------------------------------------------------------------------
Current portion of environmental reserves                   $ 3,036      $ 5,553
Anticipated losses on long-term contracts                     1,305        3,078
Litigation reserves                                           3,101        3,101
All other                                                     1,802        2,289
--------------------------------------------------------------------------------
Total other current liabilities                             $ 9,244      $14,021
================================================================================

7. Income Taxes

During 1997, the Corporation fully utilized its capital loss carryforward of $3,252,000 that would have expired on December 31, 1997. As a result, the valuation allowance that was established to offset this deferred tax asset has been reversed.

      The net change in the valuation allowance for deferred tax assets was a decrease of $1,212,000 in 1997 as a result of the utilization of all remaining loss carryforwards. During 1996, the valuation allowance increased by $118,000 due to an increase in capital loss carryforward of $826,000 offset by unrealized gains on securities of $487,000.

      Earnings before income taxes for the years ended December 31 are:

(In thousands)                                   1997         1996         1995
--------------------------------------------------------------------------------
Domestic                                      $29,965      $15,195      $21,861
Foreign                                        11,934        8,934        5,631
--------------------------------------------------------------------------------
Total                                         $41,899      $24,129      $27,492
================================================================================

The provisions for taxes on earnings for the years ended December 31 consist of:

(In thousands)                                   1997         1996         1995
--------------------------------------------------------------------------------
Federal income taxes currently
  payable                                     $ 7,523      $ 4,041      $ 3,715
Foreign income taxes currently
  payable                                       4,197        3,388        1,963
State and local income taxes
  currently payable                             1,910          995        1,311
Deferred income taxes                             458         (233)       2,282
Federal income tax on net capital
  gains                                         1,135          184          698
Utilization of capital loss
  carryforwards                                (1,135)        (184)        (698)
Valuation allowance                               (74)        (171)          52
--------------------------------------------------------------------------------
Provision for income tax                      $14,014      $ 8,020      $ 9,323
================================================================================

The effective tax rate varies from the U.S. Federal statutory tax rate for the years ended December 31 principally due to the following:

                                                 1997         1996         1995
--------------------------------------------------------------------------------
U.S. Federal statutory tax rate                  35.0%        35.0%        35.0%

Add (deduct):
  Utilization of capital loss
    carryforward                                 (2.7)         (.8)        (2.5)
  Dividends received deduction
    and tax exempt income                        (1.2)        (2.3)        (2.5)
  State and local taxes                           3.3          1.7          4.7
  Valuation allowance                             (.2)         (.7)          .2
  All other                                       (.8)          .3         (1.0)
--------------------------------------------------------------------------------
Effective tax rate                               33.4%        33.2%        33.9%
================================================================================

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The components of the Corporation's deferred tax assets and liabilities at December 31 are as follows:

(In thousands)                                                1997         1996
--------------------------------------------------------------------------------
Deferred tax assets:
  Environmental clean-up                                   $ 5,879      $ 6,142
  Postretirement/employment benefits                         3,579        3,737
  Inventories                                                3,368        2,661
  Legal matters                                              1,163        1,181
  Net capital loss carryforwards                                          1,212
  Other                                                      4,401        3,941
--------------------------------------------------------------------------------
Total deferred tax assets                                   18,390       18,874
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Pension                                                   13,535       12,247
  Depreciation                                               3,785        4,425
  Other                                                      1,063          907
--------------------------------------------------------------------------------
Total deferred tax liabilities                              18,383       17,579
--------------------------------------------------------------------------------
Deferred tax asset valuation allowance                          --       (1,212)
--------------------------------------------------------------------------------
Net deferred tax assets                                    $     7      $    83
================================================================================

Deferred tax assets and liabilities are reflected on the Corporation's consolidated balance sheets at December 31 as follows:

(In thousands)                                                 1997        1996
--------------------------------------------------------------------------------
Current deferred tax assets                                 $ 8,806     $ 8,769
Non-current deferred tax liabilities                         (8,799)     (8,686)
--------------------------------------------------------------------------------
Net deferred tax assets                                     $     7     $    83
================================================================================

Income tax payments of $12,432,000 were made in 1997, $8,553,000 in 1996, and $8,114,000 in 1995.

8. Long-Term Debt

Long-term debt at December 31 consists of the following:

(In thousands)                                                 1997         1996
--------------------------------------------------------------------------------
Industrial Revenue Bonds due from 2001
  to 2007. Weighted average interest rate
  is 3.70% per annum for 1997 and 1996                      $10,347      $10,347
Total long-term debt                                        $10,347      $10,347


Aggregate maturities of long-term debt are as follows:

(In thousands)
--------------------------------------------------------------------------------
2001                                                                     $1,300
2002                                                                      4,047
2007                                                                      5,000
================================================================================

Interest payments of approximately $347,000, $383,000 and $684,000 were made in 1997, 1996 and 1995, respectively.

9. Credit Agreements

The Corporation has two credit agreements in effect aggregating $45,000,000 with a group of three banks. The Revolving Credit Agreement commits a maximum of $22,500,000 to the Corporation for cash borrowings and letters of credit. The unused credit available under this facility at December 31, 1997 was $10,807,000. The commitments made under the Revolving Credit Agreement expire October 29, 2000, but may be extended annually for successive one year periods with the consent of the bank group. The Corporation also has in effect a Short-Term Credit Agreement which allows for cash borrowings of $22,500,000, all of which was available at December 31, 1997. The Short-Term Credit Agreement expires October 23, 1998. At expiration, the Short-Term Credit Agreement may be extended, with the consent of the bank group, for an additional period not to exceed 300 days. No cash borrowings were outstanding at December 31, 1997 or December 31, 1996. The Corporation is required under these Agreements to maintain certain financial ratios, and meet certain net worth and indebtedness tests for which the Corporation is in compliance. Under the provisions of the Agreements, retained earnings of $32,854,000 were available for cash dividends and stock repurchases at December 31, 1997.

      At December 31, 1997, substantially all of the industrial revenue bond issues are collateralized by real estate, machinery and equipment. Certain of these issues are supported by letters of credit which total approximately $9,260,000. The Corporation has various other letters of credit outside the Revolving Credit Agreement totaling approximately $1,086,000.

10. Stock Compensation Plans

Stock-Based Compensation: Pro Forma information regarding net earnings and earnings per share is required by SFAS No. 123 and has been determined as if the Corporation had accounted for its 1997, 1996 and 1995 employee stock option grants under the fair value method of that Statement. Information with regards to the number of options granted, market price of the grants, vesting requirements and the maximum term of the options granted appears by plan type in the sections below. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1997, 1996 and

30

1995, respectively: a risk-free interest rate of 5.88%, 6.6% and 5.8%; an expected volatility of 18.18%, 24.38% and 33.21%; an expected dividend yield of 1.37%, 2.0% and 2.1%; and a weighted average expected life of the option of 7 years for 1997 and 10 years for 1996 and 1995.

      For purposes of pro forma disclosures, no expense was recognized on the 1997 options due to the timing of the grant. The estimated fair value of the 1996 and 1995 option grants are presented as amortized to expense over the options' vesting period beginning January 1, 1996. No compensation expense is recognized for 1995 due to the timing of the grant. The Corporation's pro forma information for the years ended December 31, 1997 and December 31, 1996 are as follows:

(In thousands, except per share data)                          1997         1996
--------------------------------------------------------------------------------
Net earnings:
  As reported                                               $27,885      $16,109
  Pro forma                                                 $27,570      $15,870
Net earnings per common share:
As reported:
  Basic                                                     $  2.74      $  1.59
  Fully diluted                                             $  2.71      $  1.58
Pro forma:
  Basic                                                     $  2.71      $  1.56
  Fully diluted                                             $  2.68      $  1.55
================================================================================

Long-Term Incentive Plan: Under a Long-Term Incentive Plan approved by stockholders in 1995, an aggregate total (as adjusted for the recent stock split) of 1,000,000 shares of common stock were reserved for issuance under said Plan. The total number of shares available for a grant to key employees in each year will be one percent of the shares outstanding at the beginning of that year, although that number may be increased by the number of shares available but unused in prior years and by the number of shares covered by previously terminated or forfeited awards. No more than 50,000 shares of common stock subject to the plan may be awarded in any year to any one participant in the plan.

      Under this plan, the Corporation awarded 997,841 and 734,654 performance units in 1997 and 1996, respectively, to certain key employees. The performance units are denominated in dollars and are contingent upon the satisfaction of performance objectives keyed to profitable growth over a period of three fiscal years commencing with the fiscal year following such awards. The anticipated cost of such awards is expensed over the three year performance period. However, the actual cost of the performance units may vary from total value of the awards depending upon the degree to which the key performance objectives are met. In addition, the Corporation granted non-qualified stock options in 1997, 1996 and 1995 to key employees. Stock options granted under this plan expire ten years after the date of the grant and are exercisable as follows: up to one-third of the grant after one full year, up to two-thirds of the grant after two full years and in full three years from the date of grant. Stock option activity during the periods is indicated as follows:

                                                           Weighted
                                                            Average
                                                           Exercise      Options
                                                Shares        Price  Exercisable
--------------------------------------------------------------------------------
Outstanding at January 1, 1995                 190,050      $ 17.19       28,644
  Granted                                       64,996        24.00
  Exercised                                     (4,692)       16.81
  Forfeited                                     (1,970)       17.09
--------------------------------------------------------------------------------
Outstanding at December 31, 1995               248,384        18.98       88,618
  Granted                                       69,298        25.19
  Exercised                                     (4,054)       17.19
  Forfeited                                     (4,908)       20.07
--------------------------------------------------------------------------------
Outstanding at December 31, 1996               308,720        20.38      165,360
  Granted                                       89,286        38.00
  Exercised                                    (19,302)       17.08
  Forfeited                                     (8,878)       22.33
--------------------------------------------------------------------------------
Outstanding at December 31, 1997               369,826        24.76      216,398
================================================================================

      Also in 1995, the Corporation awarded 32,360 shares of restricted common stock under this plan to certain key employees at no cost to the employees. The shares have been valued at a price of $24.00 per share, the market price on the date of the award, and the cost of the issue is being amortized over their three-year restriction period.

Stock Plan for Non-Employee Directors: The Stock Plan for Non-Employee Directors, approved by stockholders in 1996, authorized the grant of restricted stock awards and, at the option of the directors, the payment of regular stipulated compensation and meeting fees in equivalent shares. In June 1996, pursuant to the plan 3,612 shares of restricted stock were issued to non-employee directors, at no cost to them. The shares have been valued at a price of $25.78 per share, the fair market price on the date of the award. The cost of the restricted stock awards is being amortized over their five year restriction period. At December 31, 1997, the Corporation had deferred an additional 4,468 shares, at an average market value of $27.45, for its non-employee directors pursuant to election by directors to receive such shares in lieu of payment for earned compensation under the plan. Depending on the extent to which the non-employee directors elect to receive future compensation in shares, total awards under this plan could reach or exceed 16,000 shares by April 12, 2006, the termination date of the plan.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


11. Environmental Costs

The Corporation continues to be involved in various remediation actions as required by Federal and State laws. During 1997, the Corporation incurred expenses of $3,132,000 for remediation, engineering and professional services relating to known sites. The Corporation maintained a noncurrent environmental obligation at December 31, 1997 of $9,346,000, compared to $9,798,000 at December 31, 1996, to remedy these sites.

      In 1997, the Corporation's Wood-Ridge, New Jersey site completed construction of its water treatment and soil vapor extraction system. The plant was functional at the close of 1997. Remediation costs paid in 1997, in large part due to the construction of the above systems, totaled $3,450,000. This expense had previously been provided in 1990 as part of a $21,000,000 reserve established to remediate the property.

      The Corporation, with many other corporations and municipalities, has been named as a potentially responsible party (PRP) in a number of environmental clean-up sites. The most significant of these sites are the Sharkey landfill superfund site, Parsippany, New Jersey; Caldwell Trucking Company superfund site, Fairfield, New Jersey; the Chemsol, Inc. superfund site, Piscataway, New Jersey; Pfohl Brothers landfill site, Cheektowaga, New York; and Buffalo Airport sites, Buffalo, New York. Other environmental sites in which the Corporation is involved are the Malta Test Station, near Saratoga, New York and PJP landfill, Jersey City, New Jersey.

      The Corporation believes the outcome for any of these sites would not have a materially adverse effect on the Corporation's results of operations or financial condition.

      In 1997, the Corporation continued its lawsuit against a number of its insurance carriers with respect to certain of the environmental liabilities referred to above. Since the liability of the insurers is contested, no financial recovery from this lawsuit has been recorded to offset the Corporation's environmental costs.

12. Postretirement Benefits

The Corporation provides postretirement benefits, consisting only of health-care benefits, covering eligible retirees. However, the benefits are not vested and as such are subject to modification or termination in whole or in part. The Corporation does not prefund its postretirement health-care benefits and expects to continue to fund these benefits on a pay-as-you-go basis. The actual payments made to provide certain nonvested health-care benefits for specific groups of retired employees totaled $514,000, $660,000 and $696,000 in 1997, 1996 and
1995, respectively.

      Effective January 1, 1997, the Corporation amended its postretirement health-care coverage to significantly reduce the cost of providing such benefits. Current non-union retirees receiving health benefits have begun contributing toward the cost of their postretirement medical coverage and reimbursement levels have been reduced to 80%, from a 100% coverage level. The Corporation has also provided an alternative Medicare Risk HMO program which provides a more comprehensive level of coverage at no cost to its retiree groups. The amended plan also eliminates all Corporation-subsidized postretirement benefits for non-union employees hired after December 31, 1996.

      Net expenses for the retiree health-benefit plans for the years ended December 31 included the following components:

(In thousands)                                   1997         1996         1995
--------------------------------------------------------------------------------
Service cost--benefits attributed
  to service during the period                 $  146      $   214      $   180
Interest cost on accumulated
  postretirement benefits                         296          448          494
Net amortization and deferral                    (380)        (187)        (292)
--------------------------------------------------------------------------------
Net periodic postretirement benefit cost       $   62      $   475      $   382
================================================================================

The following table sets forth the actuarial present value of benefits and the funded status at December 31 for the Corporation's domestic plans:

(In thousands)                                                 1997         1996
--------------------------------------------------------------------------------
Actuarial present value of benefits:
Retired employees                                           $ 2,634      $ 4,165
Active employees--fully eligible                                258          530
Other active employees                                        1,233        1,821
--------------------------------------------------------------------------------
Accumulated postretirement benefits                           4,125        6,516
Unrecognized net gain from past experience
  different from that assumed and from changes
  in assumptions                                              3,703        3,340
Unrecognized prior service costs                              2,022          446
--------------------------------------------------------------------------------
Accrued postretirement benefit cost                         $ 9,850      $10,302
================================================================================

The weighted average discount and health-care cost trend rates used in determining the accumulated postretirement benefits and periodic postretirement benefit cost are as follows:

                                                               1997        1996
--------------------------------------------------------------------------------
Weighted average discount rate                                 7.00%       7.00%
Assumed health-care cost trend rates:
Current                                                        9.02%       9.43%
Ultimate                                                       5.50%       5.50%
Years to ultimate                                                10          11
================================================================================

32


A 1% increase in health-care cost trends would result in an increase to the accumulated postretirement benefits as of December 31, 1997 of $429,000 and an increase in the net periodic postretirement benefit cost for the year then ended of $59,000.

13. Retirement Plans

The Corporation maintains a non-contributory defined benefit pension plan covering substantially all employees. The Curtiss-Wright Corporation Retirement Plan non-union formula is based on years of credited service and the five highest consecutive years' compensation during the last ten years of service and a "cash balance" benefit; union employees who have negotiated a benefit under this plan are entitled to a benefit based on years of service multiplied by a monthly pension rate(s). Accrued benefits as of August 31, 1994 for non-union employees are adjusted upward based upon salary growth to date of termination. Employees are eligible to participate in this plan after one year of service and are vested in the formula benefit after five years of service. Vesting in the "cash balance" portion had occurred at 20% per year, reaching 100% vesting at five years of service, until June 1, 1997 when such vesting requirements became the same as under the formula portion of the Plan.

      The Corporation's funding policy is to provide contributions within the limits of deductibility under current tax regulations, thereby accumulating funds adequate to provide for all accrued benefits. At December 31, 1997 and December 31, 1996, the retirement plan was overfunded (i.e., plan assets exceed accumulated benefit obligations).

      The Corporation had pension credits in 1997, 1996 and 1995 of $3,658,000, $3,888,000 and $3,036,000, respectively, for domestic plans and had foreign pension costs in 1997, 1996 and 1995 under retirement plans of $312,000, $249,000 and $208,000, respectively. The funded status of the Corporation's domestic plans at December 31 are set forth in the following table:

(In thousands)                                                1997         1996
--------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Vested                                                  $103,750     $103,581
  Nonvested                                                  3,002        2,527
--------------------------------------------------------------------------------
Accumulated benefit obligation                             106,752      106,108
Impact of future salary increases                            3,961        4,411
--------------------------------------------------------------------------------
Projected benefit obligation                               110,713      110,519
Plan assets at fair value                                  230,743      192,599
--------------------------------------------------------------------------------
Plan assets in excess of projected benefit
  obligation                                               120,030       82,080
Unrecognized net gain                                      (73,949)     (38,534)
Unrecognized prior service cost                                331          365
Unrecognized net transition asset                           (7,738)      (8,895)
--------------------------------------------------------------------------------
Prepaid pension cost                                      $ 38,674     $ 35,016
================================================================================

At December 31, 1997, approximately 34% of the plans' assets are invested in debt securities, including a portion in U.S. Government issues. Approximately 66% of plan assets are invested in equity securities.

      Included in earnings is net pension income for 1997, 1996 and 1995, comprised of the following:

(In thousands)                                   1997         1996         1995
--------------------------------------------------------------------------------
Service costs--benefits earned
  during the period                           $ 3,664      $ 3,287      $ 3,119
Interest cost on projected benefit
  obligations                                   7,481        7,548        8,457
Actual return on plan assets                  (41,292)     (16,749)     (32,358)
Net amortization and deferral                  26,489        2,026       17,746
--------------------------------------------------------------------------------
Net pension income                            $ 3,658      $ 3,888      $ 3,036
================================================================================

The major assumptions used in accounting for the Corporation's defined-benefit pension and retirement plans at December 31 are as follows:

                                                               1997        1996
--------------------------------------------------------------------------------
Discount rate                                                   7.0%        7.0%
Rate of increase in future compensation levels                  4.5%        4.5%
Expected long-term rate of return on plan assets                8.5%        8.5%
================================================================================

The net periodic pension credit is determined using the assumptions as of the beginning of the year. The funded status is determined using the assumptions as of the end of the year.

14. Leases

Buildings and Improvements Leased to Others. The Corporation leases certain of its buildings and related improvements to outside parties under noncancelable operating leases. Cost and accumulated depreciation of the leased buildings and improvements at December 31, 1997, were $50,572,000 and $43,692,000, respectively, and at December 31, 1996, were $53,686,000 and $44,690,000, respectively.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Facilities Leased from Others. The Corporation conducts a portion of its operations from leased facilities, which include manufacturing and service facilities, administrative offices and warehouses. In addition, the Corporation leases automobiles, machinery and office equipment under operating leases. Rental expenses for all operating leases amounted to approximately $2,239,000 in 1997, $2,283,000 in 1996 and $1,857,000 in 1995.

      At December 31, 1997, the approximate future minimum rental income and commitment under operating leases that have initial or remaining noncancelable lease terms in excess of one year are as follows:

                                                             Rental       Rental
(In thousands)                                               Income   Commitment
--------------------------------------------------------------------------------
1998                                                        $ 5,404      $ 2,103
1999                                                          4,285        1,990
2000                                                          3,763        1,394
2001                                                          3,509        1,048
2002                                                          2,195          860
2003 and beyond                                              12,888        1,703
--------------------------------------------------------------------------------
Total                                                       $32,044      $ 9,098
================================================================================

15. Industry Segments

The principal products and services and major markets of the two industry segments are described on page 9.

      Consolidated Industry Segment Information:

(In millions)                                    1997         1996         1995
--------------------------------------------------------------------------------
Sales:
  Aerospace & Marine                          $ 159.0      $ 109.9      $  92.4
  Industrial                                     60.4         60.6         62.0
--------------------------------------------------------------------------------
    Total sales                               $ 219.4      $ 170.5      $ 154.4
================================================================================
Pre-tax Earnings from Operations:
  Aerospace & Marine                          $  25.6      $  12.5      $  11.7
  Industrial                                     13.1         10.4         11.5
--------------------------------------------------------------------------------
    Total segments                               38.7         22.9         23.2
  Net pension income                              3.7          3.9          3.0
  Corporate expense                              (9.1)        (7.6)        (5.6)
--------------------------------------------------------------------------------
    Total operating income                       33.3         19.2         20.6
  Investment income                               3.4          3.0          4.1
  Rental earnings, net                            3.3          2.8          2.9
  Other income (expense), net                     2.2          (.5)          .4
  Interest expense                                (.3)         (.4)         (.5)
--------------------------------------------------------------------------------
Total pre-tax earnings                        $  41.9      $  24.1      $  27.5
================================================================================

(In millions)                                    1997         1996         1995
--------------------------------------------------------------------------------
Identifiable Assets:
  Aerospace & Marine                          $ 119.0      $ 107.9      $  76.7
  Industrial                                     35.8         38.4         40.6
--------------------------------------------------------------------------------
    Total segments                              154.8        146.3        117.3
  Cash and short-term investments                68.8         62.0         78.8
  Other general and corporate                    61.1         58.9         50.1
--------------------------------------------------------------------------------
Total assets at December 31                   $ 284.7      $ 267.2      $ 246.2
================================================================================
Capital Expenditures:
  Aerospace & Marine                          $   7.9      $   9.8      $   5.7
  Industrial                                      2.8          2.3           .7
--------------------------------------------------------------------------------
    Total segments                               10.7         12.1          6.4
  General and corporate                            .5          2.1           .6
--------------------------------------------------------------------------------
Total capital expenditures                    $  11.2      $  14.2      $   7.0
================================================================================
Depreciation:
  Aerospace & Marine                          $   5.7      $   5.4      $   5.4
  Industrial                                      2.1          2.4          3.1
--------------------------------------------------------------------------------
    Total segments                                7.8          7.8          8.5
  General and corporate                           1.1          1.0          1.0
--------------------------------------------------------------------------------
Total depreciation                            $   8.9      $   8.8      $   9.5
================================================================================

The Aerospace & Marine segment had one customer (Boeing) which accounted for 20% and one customer (Westinghouse) which accounted for 11% of total sales in 1997, but no customers which provided more than 10% of total sales in 1996 or 1995. The Industrial segment did not have a single customer which accounted for 10% or more of total sales in 1997, 1996 and 1995.

      Revenues from major product lines consist of:

                                                 1997         1996         1995
--------------------------------------------------------------------------------
Actuation and control systems
  and components                                   23%          21%          26%
Metal treatment services                           44           46           46
Overhaul services                                  20           16            7
Valves                                             12           16           18
All others                                          1            1            3
--------------------------------------------------------------------------------
                                                  100%         100%         100%
================================================================================

Direct sales to the U.S. Government and sales for U.S. and foreign government end use accounted for 20%, 23% and 25% of total sales in 1997, 1996 and 1995, respectively, and were included in all segments as follows:

(In thousands)                                    1997         1996         1995
--------------------------------------------------------------------------------
Aerospace & Marine                             $42,400      $37,400      $38,000
Industrial                                       2,000        2,500          900
--------------------------------------------------------------------------------
Total military sales                           $44,400      $39,900      $38,900
================================================================================

34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AND FORWARD LOOKING STATEMENTS


Geographic revenues and earnings are as follows:

(In thousands)                                    1997         1996         1995
--------------------------------------------------------------------------------
Sales:
  United States                               $176,669     $135,422     $127,304
  Europe                                        37,059       29,865       23,096
  Canada                                         5,667        5,249        4,046
--------------------------------------------------------------------------------
Total                                         $219,395     $170,536     $154,446
================================================================================
Pre-Tax Earnings:
  United States                               $ 29,965     $ 15,195     $ 21,861
  Europe                                        10,107        8,076        4,624
  Canada                                         1,827          858        1,007
--------------------------------------------------------------------------------
Total                                         $ 41,899     $ 24,129     $ 27,492
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

Forward-Looking Statements

Because forward-looking statements involve risks and uncertainties, actual results may differ materially from those that are expressed or implied. Such statements include those contained in (a) Management's Discussion and Analysis of Financial Condition and Results of Operation; (b) the Environmental Matters note as well as other notes to the Consolidated Financial Statements; (c) the President's Letter to Stockholders; and (d) other sections of the Annual Report. Important factors that could cause the actual results to differ materially from those in these forward-looking statements include, among other items, (i) unanticipated environmental remediation expenses or claims; (ii) a reduction in anticipated orders; (iii) an economic downturn; (iv) changes in the need for additional machinery and equipment and/or in the cost for the expansion of the Corporation's operations; (v) changes in the competitive marketplace and/or customer requirements; (vi) an inability to perform customer contracts at anticipated cost levels; and (vii) other factors that generally affect the business of aerospace, marine and industrial companies.

CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
QUARTERLY RESULTS OF OPERATIONS (Unaudited)

(In thousands except
per share amounts)                     First      Second       Third      Fourth
--------------------------------------------------------------------------------

1997 Quarters:
Sales                               $ 53,148    $ 54,412    $ 52,677    $ 59,158
Gross profit                          16,644      19,125      19,002      20,918
Net earnings                           4,955       7,050       8,076       7,804
Earnings per share:
  Basic earnings per common share        .49         .69         .79         .77
  Dividends per common share            .125        .125        .125         .13
--------------------------------------------------------------------------------

1996 Quarters:
Sales                               $ 36,316    $ 43,243    $ 44,881    $ 46,096
Gross profit                          12,243      14,154      14,381      12,691
Net earnings                           3,315       5,202       4,444       3,148
Earnings per share:
  Basic earnings per common share        .33         .51         .44         .31
  Dividends per common share            .125        .125        .125        .125
================================================================================

CONSOLIDATED SELECTED FINANCIAL DATA

(In thousands except per share data)                           1997      1996      1995      1994      1993
-----------------------------------------------------------------------------------------------------------
Sales                                                      $219,395  $170,536  $154,446  $155,001  $158,864
Earnings (loss) before changes in accounting principles      27,885    16,109    18,169    19,547    (2,952)(1)
Net earnings (loss)                                          27,885    16,109    18,169    19,303    (5,623)(2)
Total assets                                                284,708   267,164   246,201   238,694   236,947
Long-term debt                                               10,347    10,347    10,347     9,047    14,426
Basic earnings per common share:
  Earnings (loss) before changes in accounting principles      2.74      1.59      1.79      1.93      (.29)
  Net earnings (loss)                                          2.74      1.59      1.79      1.91      (.56)
  Cash dividends                                               .505       .50       .50       .50       .50
===========================================================================================================

See notes to consolidated financial statements for additional financial information.

(1) Includes after-tax charges for: a litigation settlement of $8,600,000, environmental remediation costs of $2,462,000, restructuring charges of $2,357,000 and a deferred tax asset valuation allowance under SFAS No. 109 of $3,586,000.

(2) Includes an after-tax charge of $6,435,000 from the cumulative effect of a change in accounting principles for the adoption of SFAS No. 106, "Employers' Accounting for Postretirement Benefits," and an after-tax benefit of $3,764,000 from the adoption of SFAS No. 109, "Accounting for Income Taxes."

36


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

Kenneth P. Slezak
Controller

Gary J. Benschip
Treasurer

Curtiss-Wright Flight Systems, Inc.
Robert E. Mutch
President
300 Fairfield Road
Fairfield, New Jersey 07004-1962

Metal Improvement Company, Inc.
Gerald Nachman
President
10 Forest Avenue
Paramus, New Jersey 07652-5214

Curtiss-Wright Flow Control
Corporation (Formerly Target
Rock Corporation)
Martin R. Benante
President
1966E Broadhollow Road
East Farmingdale, New York
11735-1768

                                [PHOTO OMITTED]

Directors (left to right):
William B. Mitchell, Thomas R. Berner, J. McLain Stewart (seated), Dr. William
W. Sihler, David Lasky (seated), John R. Myers, Admiral James B. Busey IV

CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES
CORPORATE INFORMATION

Corporate Headquarters
1200 Wall Street West
Lyndhurst, New Jersey 07071
Tel. (201) 896-8400Fax (201) 438-5680

Annual Meeting

The 1998 Annual Meeting of Stockholders will be held on April 24, 1998 at 2:00 p.m. at the Novotel Meadowlands Hotel, One Polito Avenue, Lyndhurst, New Jersey 07071.

Stock Exchange Listing

The Corporation's common stock is listed and traded on the New York Stock Exchange. The stock transfer symbol is CW.

Common Stockholders

As of December 31, 1997, the approximate number of holders of record of common stock, par value $1.00 per share, of the Corporation was 4,150.

Stock Transfer Agent and Registrar

For services such as changes of address, replacement of lost certificates or dividend checks, and changes in registered ownership, or for inquiries as to account status, write to ChaseMellon Shareholder Services, L.L.C. at the following addresses:

  Shareholder Inquiries/Address Changes/Consolidations
  P.O. Box 3315, South Hackensack, NJ 07606

  Duplicate Mailings

  If you receive duplicate mailings because of slight differences in the registration of your accounts and wish to eliminate the duplication, please call ChaseMellon's toll free number, (800) 416-3743, or write to ChaseMellon Shareholder Services, L.L.C., 85 Challenger Road, Ridgefield Park, NJ 07660 for instructions on combining your accounts.

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

  Lost Certificates/Certificate Replacement

  Estoppel Department, P.O. Box 3317,
  South Hackensack, NJ 07606

  Certificate Transfers

  Stock Transfer Department, P.O. Box 3312,
  South Hackensack, NJ 07606

  Please include your name, address, and telephone number with all correspondence. Telephone inquiries may be made to (800) 416-3743. Foreign
  (201) 329-8660. Hearing impaired (800) 231-5469. Internet inquiries should be addressed to http://www.chasemellon.com

Investor Information

Investors, stockbrokers, security analysts, and others seeking information about Curtiss-Wright Corporation, should contact Robert A. Bosi, Vice
President-Finance, or Gary J. Benschip, Treasurer, at the Corporate Headquarters, telephone (201) 896-1751.

Internet Address

Use http://www.curtisswright.com to reach the Curtiss-Wright home page for information about Curtiss-Wright on the World Wide Web.

Financial Reports

This Annual Report includes most of the periodic financial information required to be on file with the Securities and Exchange Commission. The company also files an Annual Report on Form 10-K, a copy of which may be obtained free of charge. These reports, as well as additional financial documents such as quarterly shareholder reports, proxy statements, and quarterly reports on Form 10-Q, may be received by written request to Gary J. Benschip, Treasurer, at Corporate Headquarters.

Common Stock Price Range

                                       1997                        1996
--------------------------------------------------------------------------------
                                 High            Low          High           Low
--------------------------------------------------------------------------------
First Quarter                 $28.1875      $24.7500      $27.6250      $25.1250
Second Quarter                 31.1250       26.7500       27.0000       25.4375
Third Quarter                  39.8750       29.0938       27.3125       25.3750
Fourth Quarter                 39.2500       36.1250       27.5000       24.8125
================================================================================


Dividends

                                                1997                        1996
--------------------------------------------------------------------------------
First Quarter                                 $0.125                      $0.125
Second Quarter                                $0.125                      $0.125
Third Quarter                                 $0.125                      $0.125
Fourth Quarter                                $0.130                      $0.125
================================================================================

[LOGO] Curtiss-Wright

Curtiss-Wright Corporation
1200 Wall Street West
Lyndhurst, New Jersey 07071