Form 10-K, Exhibit 13
period 1998-12-31
CURTISS WRIGHT CORP
filed 1999-03-31
CIK 26324

[GRAPHIC OMITTED]

                           ==========================
                           CURTISS-WRIGHT CORPORATION  98
                           --------------------------

ANNUAL REPORT

Curtiss-Wright Corporation, headquartered in Lyndhurst, N.J., is a diversified multinational manufacturing and service concern that designs, manufactures and overhauls precision components and systems and provides highly engineered services to the aerospace, defense, automotive, shipbuilding, oil, petrochemical, agricultural equipment, power generation, railroad, metalworking, and fire and rescue industries. The Company employs approximately 2,050 people. Operations are conducted through five manufacturing facilities (four domestic and one in Switzerland), 36 metal treatment service facilities located in North America and Europe, and four component overhaul facilities located in Florida, North Carolina, Denmark and Singapore.

     Contents

1  | Industry Focus

2  | Financial Highlights

3  | Letter to Stockholders

6  | Review of Operations

8  | At a Glance
     Products
     Services
     Benefits

10 | Acquisitions

12 | Product Development

14 | New Markets

16 | Quarterly Results of Operations (Unaudited)

16 | Consolidated Selected Financial Data (Unaudited)

16 | Forward-Looking Statements

17 | Management's Discussion and Analysis of Financial
     Condition and Results of Operations

21 | Report of the Corporation

21 | Report of Independent Accountants

22 | Consolidated Financial Statements

26 | Notes to Consolidated Financial Statements

38 | Corporate Directory and Information

--------------
INDUSTRY FOCUS
--------------

                                                                  industry focus

In 1998, the aerospace industry faced record shipments of new commercial aircraft while struggling to cope with the production strains created by the rapid ramp-up of production volumes. Looming in the background were order cancellations and delivery delays resulting from the economic disruptions occurring in the Pacific Rim that threatened to dampen production levels in the near future. The current delivery schedule for aircraft with capacities exceeding 100 seats calls for still higher levels in 1999, with some declines expected beginning in the year 2000. These out-year deliveries, while lower, are still expected to be at profitable levels for the industry, and the overall downturn is not expected to be as severe as the one that began in 1991.

      Throughout 1998, the larger airlines continued to leverage their purchasing power, generating large orders to meet their long-term requirements at the lowest possible prices from Airbus and Boeing. Driving the industry's performance continues to be the airlines, which, in general, remain profitable. The economic outlook appears favorable; the economies of North America and Europe appear healthy, while the Asian market has suffered a severe downturn. Some feel that the worst of the Asian crisis is behind us and a recovery, while gradual, may have begun. The current unknown is the impact of any downturn in South America that may result from the recent disturbances in Brazil.

      While new aircraft production tends to produce demand surges in the industry, a stabilizing force in the commercial area is the repair and overhaul market. The total repair market is expected to grow at a long-term rate of 2--3% per year. This growth reflects the outlook for passenger miles, which drive maintenance needs. In the short term, repair market growth may exceed this rate as the average age of aircraft increases; however, as older planes are replaced for economic, noise and pollution regulation reasons, growth levels will return to long-term expectations. For third-party maintenance providers such as Curtiss-Wright, growth should exceed that of the total market as increased outsourcing by airlines continues. Although airlines still perform most overhaul and repair activities themselves, many appear to be refocusing their attention on the basic services they provide and are beginning to accept that third-party vendors can more effectively meet their maintenance requirements.

      Military aircraft production is currently at low levels. Procurement for existing models is, for the most part, limited to purchases by foreign governments. Procurement by the United States Air Force is at minimal levels, with most spending related to development activities. On a positive note, production of the F-22 (Raptor) and V-22 (Osprey) has been initiated and should ramp up to higher levels in the foreseeable future.

      To summarize the state of the aerospace industry, those markets in which Curtiss-Wright participates are expected to remain at healthy levels overall. Commercial business will see some decline but is projected to maintain adequate levels. Overhaul and repair activities will provide a stable base with growth opportunities in increased outsourcing, and additional upside benefits are expected from the increased activity on the military programs.

      The stable revenue base that Curtiss-Wright has developed as a supplier of valves and services to the worldwide nuclear power industry became even more solid with a 1998 acquisition. It increases our participation in new construction programs in South Korea and Taiwan, where projects underway have progressed without disruption. We continue to pursue business in China, where an aggressive new construction program for nuclear power plants is planned to meet the current power capacity shortage. Outside the nuclear power market, the United States proposed build schedule for nuclear submarines and aircraft carriers, for which we are a valve supplier, is the strongest in recent years.


                                 1 | Curtiss-Wright Corporation and Subsidiaries

--------------------
FINANCIAL HIGHLIGHTS
--------------------

(In thousands, except per share data)                                   1998              1997              1996
                                                                       ==============================================
Performance:
Sales                                                                  $249,413       $   219,395       $   170,536
Earnings before interest, taxes, depreciation and amortization           57,726            51,383            33,462
Net earnings                                                             29,053            27,885            16,109
Diluted earnings per common share                                          2.82              2.71              1.58
Return on sales                                                            11.6%             12.7%              9.4%
Return on assets                                                            9.1%             10.1%              6.3%
Return on average stockholders' equity                                     13.4%             14.4%              9.1%
Research and development costs:
  Corporation sponsored                                                   1,346             1,877               997
  Customer sponsored                                                      7,669            12,403            15,248
New orders                                                              232,217           259,260           171,649
Backlog at year-end                                                     198,297           149,201           109,336
                                                                    -------------------------------------------------

Year-End Financial Position:
Working capital                                                     $   130,763       $   132,751       $   115,417
Current ratio                                                          2.9 to 1          4.4 to 1          3.7 to 1
Total assets                                                        $   352,740       $   284,708       $   267,164
Stockholders' equity                                                $   229,593       $   204,853       $   183,363
Stockholders' equity per common share                               $     22.53       $     20.13       $     18.04
                                                                    -------------------------------------------------

Other Year-End Data:
Depreciation and amortization                                       $     9,661       $     9,097       $     8,946
Capital expenditures                                                $    10,642       $    11,231       $    14,156
Shares of common stock outstanding                                   10,190,790        10,175,140        10,162,206
Number of stockholders                                                    3,926             4,142             4,719
Number of employees                                                       2,052             1,884             1,738
                                                                    -------------------------------------------------
Dividends per Common Share                                          $       .52       $      .505       $       .50
                                                                    =================================================

                               [GRAPHIC OMITTED]

   [The following table was depicted as a line graph in the printed material.]

Sales/Backlog
(in thousands)

               94        95        96        97        98
Sales                                               $249,413
Backlog                                             $198,297

                               [GRAPHIC OMITTED]

   [The following table was depicted as a line graph in the printed material.]

Operating Income/Net Earnings
(in thousands)

                          94        95        96        97        98

Operating Income                                                $36,347
Net Earnings                                                    $29,053

                               [GRAPHIC OMITTED]

   [The following table was depicted as a line graph in the printed material.]

Return on Equity
(percentage)

               94        95        96        97        98
                                                      13.4%


Curtiss-Wright Corporation and Subsidiaries | 2

-----------------------
LETTERS TO STOCKHOLDERS
-----------------------

FELLOW STOCKHOLDERS:

In 1998 we continued to implement our strategies for balanced growth that we outlined in last year's annual report:

      |     Growing our positions in the aftermarket segments of our businesses

      |     Increasing our role as a service provider

      |     Diversifying our customer base

      |     Diversifying the industries we serve

      |     Continuing our efforts to globalize the Company

These strategies are designed to enable us to achieve our financial objectives of 15% average annual revenue growth and 12% average return on capital. While in 1998 Curtiss-Wright posted a 14% increase in sales, for the last two years our sales increased at a compound annual rate of 21%. Our return on average capital (excluding cash and short-term investments) in 1998 was 17%. We have set our growth objectives at what we believe to be realistically attainable levels for Curtiss-Wright to strive for on a long-term basis while maintaining good profit margins. Achievement of these objectives will result in growing value for Curtiss-Wright's stockholders. Throughout 1998, we pursued our strategies through acquisitions, new product development, and market expansion, each of which is discussed in greater detail on the following pages.

Our Acquisition Program Moved Ahead in 1998

In 1998, Curtiss-Wright completed three strategic acquisitions, adding to each of our business operations. Focused acquisitions are an important part of our strategy for growth. We have established programs for each of our businesses and are actively pursuing acquisition candidates. An important non-financial ingredient we look for, not only in our evaluation of acquisition candidates but also as a parameter in selecting investments for internal development programs, is that they make us a better competitor and supplier to our customers.

      Among the benefits we look for in acquisitions are technologies that will expand our existing capabilities. In many areas in which we do business we want to control a broader scope of the systems we supply. We also want to add to our existing base of products and services to expand the value we can provide existing customers. Our customer relationships are excellent, and we seek to build upon this strength.

      We completed three acquisitions in 1998, and because of our strong balance sheet and cash flow, we still ended the year in a solid position to finance additional acquisitions. Each acquisition is accretive to earnings and will contribute to our long-term financial growth. With a focus on new products, new markets and regional expansion, enhanced by our acquisition program, each of our business segments has entered 1999 better positioned for long-term success.

Growing Our Precision Manufacturing Products & Services Business

Curtiss-Wright has been a provider of shot-peen forming services to put the curvature in wing skins for most Airbus commercial aircraft. This has resulted in an 18-year relationship with British Aerospace (BAe), which supplies wings to the Airbus consortium. This long-standing relationship was continued in 1998 with a long-term contract extension under which we will continue to provide forming and other services for Airbus aircraft, including the new A340-600. In order to meet the increased demand for these services, we are in the process of constructing a new 170,000-square-foot facility on land provided by BAe that is adjacent to their plant in the United Kingdom. The facility, which will replace our current, smaller facility, is scheduled to become operational toward the end of 1999. Current Airbus projections indicate aircraft deliveries increasing in 1999 as well as in the year 2000.

      In addition to our new facility, we have been growing our Precision Manufacturing Products & Services (PMPS) business through the addition of other new facilities in recent years. Our expansion


                                 3 | Curtiss-Wright Corporation and Subsidiaries
has included three new operations in Europe in the last two years, as well as another in the United States. In addition, Alpha Heat Treaters, in York, Pennsylvania, was acquired in April of 1998. Our high level of activity reflects the growth opportunities we see for this business. We plan to grow not only through the addition of locations but also by an expansion of the services we provide.

      In 1999, the performance of PMPS will include its newly opened facilities, expanded production schedules at Airbus, and new contracts to form wing skins on the Boeing 717 aircraft and a large military transport plane. The segment will also continue to benefit from acquisitions such as the 1998 purchase of Alpha Heat Treaters. Alpha gives Curtiss-Wright a presence in an important Northeast industrial corridor and contributed to our growth in 1998. As a consolidator of heat-treating facilities in industrial areas around the world, and a greenfield developer of shot-peening services worldwide, we intend to continue gaining strategic, local presence in geographically diversified industrial and aerospace markets.

We Have Reduced Our Exposure to Commercial Aircraft Production Cycles

While Boeing is an important customer and source of business, Curtiss-Wright is not overly dependent on the company. We have taken actions, including acquisitions, that continue to grow our actuation and control products segments beyond servicing Boeing.

      During this past year, we signed an agreement with GEC-Marconi to develop a trailing edge flap drive actuation system for the Ayres Loadmaster LM2000 cargo utility aircraft. We continued production work on the V-22 Vertical Take-Off and Landing craft, which began initial low-rate production in 1999. We are preparing for initial production of the F-22 Advanced Tactical Fighter. Of the three systems we have on the F-22, the leading edge flap system has completed the development and testing stages. The other programs for the main and side weapons bay doors are well along in final testing.

      Overhaul and repair operations are also poised to grow in 1999. During 1998, we expanded our business with airlines and cargo haulers, which will contribute to next year's revenues. Additionally, we will be relocating our overhaul and repair business from our Shelby, North Carolina facility to one dedicated solely to that operation.

      Supplementing our internal growth efforts, the Actuation and Control Products & Services segment will benefit from the establishment of Curtiss-Wright Drive Technology (CWDT), which was created with the acquisition of SIG Drive Technology AG in December. CWDT designs and manufactures drives and suspension systems for armored military vehicles and tilting systems for high-speed railway car applications. This new operation, which will remain headquartered in Neuhausen am Rheinfall, Switzerland, gives us access to technology that we will adapt to certain of our aerospace products. CWDT does not currently sell into the North American market. We view this as a longer-term opportunity to gain acceptance of CWDT's products and technology in the North American marketplace.

      In light of the anticipated delivery slowdowns at Boeing, and with our new military programs not expected to achieve full production levels for a few years, we were faced with a period where activity was not adequate to support two manufacturing facilities for our Actuation and Control business. This resulted in our decision to consolidate the OEM manufacturing operations carried out at our Fairfield, New Jersey facility into our plant in Shelby, North Carolina. Restructuring expenses affected our 1998 financial performance by approximately $500,000 after tax, and additional relocation expenses estimated at $1,600,000 after tax will be incurred in 1999. The consolidation, expected to be completed in the third quarter of 1999, will result in longer-term cost efficiencies as our manufacturing capacity will better match our forecasted requirements.

Addition of Enertech to Our Flow Control Products & Services Business Segment

Our 1998 acquisition of Enertech fits into our Flow Control Products & Services group. Enertech, headquartered in Brea, California, expands our product line and gives us services we are now able to offer to a greater variety of customers. Enertech will help us diversify our Flow Control operations, not merely beyond the nuclear containment area of ships and power plants, but further into commercial


Curtiss-Wright Corporation and Subsidiaries | 4 and industrial applications. We also expect that the combination of Enertech's sales and marketing organization with our existing personnel will strengthen our aftermarket products position and result in an invigorated approach to current and new markets. Finally, we believe Enertech's outstanding service organization will help us build a presence in the growing on-site service market for maintenance and nuclear utility repair operations, which are becoming increasingly important components of the domestic power business.

      Internal development programs have opened the door to other new applications. We will be looking to expand our leakless valve technology and use alternative materials for nonnuclear Navy and chemical/petrochemical plant applications. The unique nature of our designs lends itself to extended life while requiring little maintenance. We have also recently supplied titanium valves to electrical power plants for seawater applications.

Conclusion

In 1998, we strengthened our Company, further diversified our operations, and improved our position for long-term growth. As we move forward, we understand the challenges and tasks we must address to capitalize on 1998's achievements. We further recognize the market's current valuation of our stock as disappointing and have initiated a stock repurchase program to demonstrate our belief that Curtiss-Wright is undervalued. We believe that achieving our goals, in 1999 and in future years, will result in a growing recognition of the value of this company and greater value for our stockholders.

      Nineteen ninety-nine will mark Curtiss-Wright's 70th year of operation. We are looking forward to this milestone, and to adding to the Company's reputation, history and legacy. Still, our work is far from complete. As we continue this journey we thank our employees and stockholders for their continued support.

Sincerely,


/s/ David Lasky

David Lasky
Chairman and President
February 2, 1999

                                                                 [PHOTO OMITTED]


                                 5 | Curtiss-Wright Corporation and Subsidiaries

--------------------
REVIEW OF OPERATIONS
--------------------

FINANCIAL PERFORMANCE OVERVIEW:

Net income for 1998 of $29.1 million, or $2.82 per diluted share, was 4.2% greater than 1997 earnings of $27.9 million or $2.71 per share. Included in 1998 results were insurance recoveries as well as the costs of consolidation related to the moving of manufacturing operations from our facility in Fairfield, New Jersey to Shelby, North Carolina. The net after-tax impact on 1998 net income of these items was a benefit of $1.3 million, or $.13 per share. Earnings in 1997 included gains on the sale of property of $2.0 million or $0.20 per share. Absent these items, earnings in 1998 were $27.8 million or $2.69 per share, an increase of 7.3% over 1997 earnings of $25.9 million, or $2.51 per share.

      Sales in 1998 of $249.4 million represented an increase of 13.7% over 1997 sales of $219.4 million. Sales in 1998 benefited from the acquisitions of Alpha Heat Treaters on April 30th and Enertech on July 31st. Additionally, greater production levels for commercial aircraft on the part of our customers increased the demand for our products and services.

      We made significant progress on two of our long-term business initiatives in 1998. These included the reduction of our reliance on the military as a source of revenues and the expansion of our service operations. Growth in commercial operations in 1998, combined with a general decline in military procurement, resulted in more than 83% of our 1998 revenues coming from commercial sources and less than 17% from the military. Despite a military component of our newly acquired Curtiss-Wright Drive Technology and our steady pursuit of defense business, we expect military sales as a percentage of our total business to be maintained at a relatively low level. The mix of our sales in 1998 between service and manufacturing operations maintained about the same relationship experienced in 1997. Our service operations represented 64% of our total sales versus 36% for manufacturing.

                           CURTISS-WRIGHT CORPORATION

                               [GRAPHICS OMITTED]

   [The following tables were depicted as pie charts in the printed material.]

                           Sales by Business Segment

                        Precision Manufacturing      43%
                        Actuation & Control          42%
                        Flow Control                 15%

                               Sales by Industry

                        Commercial Aerospace         56%
                        Other                        10%
                        Power Generation             10%
                        Automotive                    6%
                        Marine                        6%
                        Military Aerospace            5%
                        Transportation                3%
                        Agriculture                   1%
                        Construction & Mining         1%
                        Oil & Petroleum               1%
                        Rescue                        1%

Precision Manufacturing Products & Services

Precision Manufacturing Products & Services (PMPS) experienced its fifth consecutive year of improvements in revenues and operating income. This was accomplished through gaining new customers, extending the range of products serviced and geographical expansion. Particular strength in 1998 came from advanced applications for metal-treating services for aerospace customers worldwide. We not only provide shot-peen forming services for wings of commercial, business and military aircraft but also furnish metal-treating services to jet engine manufacturers which have product going on all new aircraft being produced. We expect our aerospace-related business in this segment to continue to increase in 1999 over 1998 levels.

      Operating results for 1998 were affected slightly by the start-up costs associated with four new facilities that opened in 1997 and 1998. These service locations are now fully operational and are expected to have improved performance in 1999, as marketing and sales efforts are carried out to increase their customer base and sales levels.

      In order to increase capacity to meet growing regional demands, we will be relocating three of our operations to larger facilities in 1999. The metal treatment centers affected are our operations in the Chester, U.K. area, Belleville, Michigan, which services the Detroit region, and Bayonne, France. These expansions supplement the relocation in 1998 to larger quarters of our Lynn, Massachusetts facility. Although the increased capacity will enhance our ability to meet customer demands and take on additional business, there will be some expenses incurred in 1999 related to these facility relocations.


Curtiss-Wright Corporation and Subsidiaries |6

      Having facilities in North America and Europe and servicing a broad industrial base, Curtiss-Wright has been able to participate in the general economic expansions that occurred in those regions. Over the long term there has been a reduction in the dependency of PMPS on the aerospace sector as new facilities and customers have been added. This expansion has provided the opportunity for considerable growth for this segment. Additional markets where new facilities can be established continue to open up, as the number of applications for our services and the acceptance of the benefits of our treatment processes broaden.

Actuation and Control Products & Services

Actuation and Control Products & Services (ACPS) accounted for 42% of total revenues in 1998 but produced unsatisfactory returns. Throughout the year, manufacturing activities were driven largely by the continued ramp-up to meet Boeing's production schedules. We continued to meet our delivery obligations despite the ramp-up. Although Boeing was a primary growth driver for this segment, our overall diversification efforts have expanded our other business areas.

      Our aerospace component and overhaul operation continued to generate sales growth in 1998. We have increased the number of component parts on which we are qualified, and that number now approximates 9,700, compared to about 7,000 at the end of 1997. In 1999, as part of our program to improve our manufacturing efficiencies, we will be moving the repair and overhaul activities performed at the Shelby, North Carolina facility to its own dedicated location. The new facility will be near our current location, and the continuity of the labor force is expected to remain intact.

      In the fourth quarter of 1998 we began to consolidate our Fairfield, New Jersey manufacturing operations into our facility in Shelby, North Carolina. Administration of our military programs, design engineering functions and testing will remain in New Jersey. The consolidation was targeted to align our capacity requirements with manufacturing activity levels. Thus we will improve our manufacturing efficiencies from current inadequate levels and allow Curtiss-Wright to be more competitive in obtaining future business. A charge of $0.5 million after taxes associated with the consolidation was made in the last quarter of 1998. In addition, relocation expenses are being recognized as they are incurred during the moving process. In 1999, expenses associated with the consolidation are expected to total approximately $1.6 million after taxes. The consolidation is scheduled to be completed in the third quarter of 1999.

                               [GRAPHICS OMITTED]

   [The following tables were depicted as pie charts in the printed material.]

                             Actuation and Controls
                               1998 Sales Balance

                           Aftermarket            52%
                           OEM                    48%

Flow Control Products & Services

In 1998, commercial revenues in this segment exceeded those from the military sector. This was largely attributable to the acquisition of Enertech in the third quarter. Aside from this factor, commercial business increases were associated with our greater involvement in foreign nuclear plant construction and higher revenues related to upgrade programs at domestic nuclear power facilities. Our success in 1998 on upgrade programs reflects our ability to develop better solutions for our customers. Their decisions to replace already installed and fully operational valves were driven by the improved efficiencies that our products provided. Success in this area not only benefits current performance, but increases the installed base of our valves, leading to future spare part and replacement sales.

      Sales to the nuclear power generation industry in the United States provides stability to our sales and profits, allowing the Company to address the new construction market for nuclear plants overseas and the expansion of our domestic service organization. The combined service offering of Enertech and our existing services will establish a strong base from which we can increase our presence in this growing market. Investments have been made both in building our service organization and in further developing diagnostic systems to provide engineering, inspection and testing services to the nuclear community.

      Military sales were lower in 1998 as compared to the prior year because of the absence in 1998 of special programs related to improved valve designs and the utilization of new materials for the U.S. Navy, which benefited sales in 1997. Nevertheless, in 1998 we continued to enjoy considerable success in the U.S. Navy's nuclear program, as evidenced by winning a significant number of contract awards. The forecasted build rate for new submarines and aircraft carriers is encouraging. We expect to be successful in continuing to obtain the contracts we pursue on these programs, enhancing an already solid business base. In addition, we intend to build upon our base in naval sales by expanding beyond products for nuclear applications to become a supplier for other shipboard requirements where our valve technology and manufacturing capabilities are applicable.

                               [GRAPHICS OMITTED]

   [The following tables were depicted as pie charts in the printed material.]

                                  Flow Control
                               1998 Sales Balance

                           Commercial             62%
                           Military               38%


                                 7 | Curtiss-Wright Corporation and Subsidiaries

-----------
AT A GLANCE
-----------

Precision Manufacturing Products & Services

Products and Services

Among the approximately 50 services provided are:

| Aluminum/Nonferrous Treating

| Annealing/Stress Relieving

| Austempering/Brazing

| Blast Cleaning

| Carbonitriding/Nitriding

| Carbon Restoration/Carburizing

| Cryogenic Treatments

| Deburring

| Edge, Vibratory & Superfinishing

| Engineering & Field Services

| Fabrication of Machinery, Tooling, Parts & Supplies

| Fatigue & Physical Testing

| Flame, Induction & Precipitation Hardening

| Marquenching/Normalizing

| Nondestructive Testing

| Painting/Plating

| Shot-Peening

| Shot-Peen Forming

| Straightening

| Texturizing

| Vacuum Treatments

| Valve Reed Manufacturing

Major Markets

| Aerospace Manufacturers

| Automotive Manufacturers

| Metalworking Industries

| Oil and Gas Drilling/Exploration

| Power Generation

| Jet Engine Manufacturers

| Agricultural Equipment

| Transportation

| Construction and Mining

Actuation and Control Products & Services

| Control and Actuation
Components and Systems

| Aerospace Overhaul Services

| Hydropneumatic Suspension Systems

| Electromechanical Drives and Systems

| Electrohydraulic Drives and Systems

| Rescue Tools

| Aerospace Manufacturers

| Commercial Airlines

| Military Air Forces

| Military Vehicle Manufacturers

| Railway Car Manufacturers

| Diesel Engine Manufacturers

| Rescue Tool Industry

Flow Control Products & Services

| Military & Commercial Nuclear/Nonnuclear Valves (globe, gate, control, safety, solenoid and relief)

| Fluid Power Products and Systems

| Valve Overhaul and Repair

| Engineering, Inspection and Testing Services

| U.S. Navy Propulsion Systems

| U.S. Navy Shipbuilding

| Nuclear Power Plants

| Automotive Manufacturers

| Petrochemical/Chemical Industry

| Entertainment Industry

PRODUCTS

[PHOTO OMITTED]

Every product we manufacture at Curtiss-Wright meets with the highest level of quality and performance requirements. This is demanded by the applications for which they are used.

      We supply the actuators for controlling wing flaps on commercial and military aircraft where dependability in harsh weather conditions and temperature ranges is a necessity. We will be providing the systems for operating the side and main bay weapons doors on the F-22 Raptor, which in order to maintain its stealth qualities must open, deploy weapons and close in a time requirement measured in seconds. This must all be accomplished under the stresses generated in high-speed flight.

      Our flow control valves are used in nuclear environments where the integrity of performance of the product must be unquestioned. As with valves used in other applications, performance in controlling and monitoring flows is important. In addition, our products must be able to operate with absolutely no tolerance for leakage. Our technology and designs fulfill these requirements.

      The quality and performance requirements of our products reflect the engineering and manufacturing capabilities of Curtiss-Wright. Our development, design and testing capabilities and ability to manufacture to exact specifications with very narrow tolerances allow us to maintain the high standards demanded and required by our customers.

SERVICES

[PHOTO OMITTED]

Services represent an increasing proportion of our total operations and provide fertile opportunities for future growth for the Company.

      Our metal treatment operation is the largest service business in which we are involved. We provide a broad variety of metal treating services. Our success in this business is attributable to processes that improve our customers' products and are delivered at a reasonable cost. Working with our customers, we identify areas where our processes can enhance their products or provide solutions to existing problems. Our ability to maintain these services is demonstrated by the fact that we have a satisfied customer base numbering in excess of 5,000.

      In 1992 we began to expand our manufacturing of actuation components and systems for aerospace OEM customers to provide maintenance, repair and overhaul
(MRO) services on not only our products, but also those produced by others. We have continuously expanded our capabilities and today MRO sales volume equals that of products we manufacture. We have recently established an MRO base for our flow control business and we seek to be as successful in growing this segment as we have our other service areas.

      In order not to disrupt customers' manufacturing processes our metal treatment operations must be able to meet strict time requirements as well as performance and quality standards. We have accomplished this by establishing a network of regional facilities that allows us to be close to our customers. Quick turnaround time is also a major concern for our aerospace overhaul and repair customers to minimize downtime of aircraft being serviced. We established a new standard when we provided seven-day turnaround on repair and overhaul for products that were originally manufactured by Curtiss-Wright.

BENEFITS

[PHOTO OMITTED]

Curtiss-Wright plays an important role in thousands of products that touch people every day, in many ways. As an example, most cars contain component parts that we have metal-treated. Almost every large commercial aircraft has wing flaps operated by our actuation systems or wing skins that were formed by our processes. Electricity is generated by nuclear plants that use Curtiss-Wright valves.


Curtiss-Wright Corporation and Subsidiaries | 8 & 9

                                                                 [PHOTO OMITTED]

                                        | Focused acquisitions are an
                   important part of our strategy for growth.

------------
ACQUISITIONS
------------

In 1998, we used our strong balance sheet to finance a measured acquisition strategy. Through acquisitions, we sought to increase the breadth of our product lines, and to identify related markets for our technologies. We looked to expand our network of services to make Curtiss-Wright more of a full-service provider in specific markets. We sought to increase our technological expertise and to expand the markets we serve.

      The acquisitions of Enertech, Alpha Heat Treaters, and Curtiss-Wright Drive Technology are excellent strategic fits for Curtiss-Wright. The capabilities they bring offer opportunities to continue to meet our growth objectives and grow stockholder value.

      Enertech is a provider of advanced valves, engineering programs and services to the nuclear power industry. The company also designs and manufactures hydraulic systems for the automotive and entertainment industries. Enertech offers diagnostic testing, predictive maintenance, parts repair and rebuilding, training, engineering and staff augmentation in technical areas. Enertech continues to operate with its original management from its facilities in Brea, California, and Suwanee, Georgia.

      Enertech, with annual revenues of approximately $25 million, significantly strengthens our presence in the nuclear power market. Most importantly, Enertech broadens Curtiss-Wright's product line and expands what we can do for the customer. Enertech also enhances our service offerings to include engineering, inspection and diagnostic services.

      The acquisition of Alpha Heat Treaters expands our network of heat-treating facilities by providing a strong regional presence and a solid reputation in York, Pennsylvania, a highly industrialized area. Alpha provides carburizing, surface hardening, stress relieving, induction hardening and black oxide surface treatment services. These processes extend the life of industrial components and prevent metal fatigue from causing component failures and lost productivity.

      Curtiss-Wright Drive Technology (CWDT) was established via the acquisition of a subsidiary of SIG Swiss Industrial Company Holding LTD that closed on December 31, 1998. CWDT is a leading provider of high-technology solutions for drive technology applications to military tracked and wheeled vehicles, railroad car leveling systems and marine propulsion. This Swiss-based operation serves a growing customer base in Europe and Asia. Its addition not only introduces us into these new markets served by CWDT, but also provides us with hydraulic and electronic capabilities that we can apply to our aerospace product lines. This expands our in-house systems integration capabilities as a provider of aerospace actuation systems.

------------
acquisitions
------------

Through acquisitions we plan to build a network of heat-treating facilities.

[PHOTO OMITTED]

Enertech increased our capabilities for servicing the nuclear power industry.

[PHOTO OMITTED]

Technology applied to other markets can be integrated into our aerospace systems.

[PHOTO OMITTED]

                               [GRAPHIC OMITTED]


                           Curtiss-Wright Corporation and Subsidiaries | 10 & 11

                                                                 [PHOTO OMITTED]

                                       | Internal development programs have
                   opened the door to other new applications.

-------------------
PRODUCT DEVELOPMENT
-------------------

Our internal growth strategies include the development of new products. New product development must accomplish one of three objectives for Curtiss-Wright: expand a product or service line currently provided to satisfy a need in a market we currently serve; reduce the costs of servicing our customers; or apply an existing or modified product or technology to a new market.

      We currently have a number of initiatives underway to expand our product lines and increase the service offerings we provide in many of our markets. Curtiss-Wright has been developing wing flap actuation systems for applications to types of aircraft with which we have not previously been associated. This would include business jets and cargo/utility aircraft. In the aerospace component overhaul and repair areas, we have expanded the number of parts we are certified to repair to 9,700.

      In Precision Manufacturing Products & Services, we are developing a new laser metal-treating technology called Lasershot(TM) Peening. This process will be used in lieu of traditional shot-peening for selected areas where increased compressive stresses are required. Lasershot(TM) Peening extends the benefits of compressive stresses much deeper into the surface of metal than controlled shot-peening.

      Within our Flow Control Products & Services segment, we are developing products that apply our valve technology to areas beyond our traditional applications. We believe that opportunities exist in all of our current markets: the nuclear navy, power generation and process industries. An example of such an opportunity relates to naval ships. We want to expand our valve applications beyond the nuclear containment areas. We are working to respond to two specific needs of the United States Navy. The first is a requirement to lower shipboard manning levels. Through the development of "smart valves," which are self-monitoring and regulating, manual requirements can be significantly reduced. We are developing such products through the use of both internal resources and teaming arrangements where appropriate. We are also responding to another need, which is to provide titanium valves that have greater resistance to salt water corrosion and are made of materials more compatible with on-board piping systems. Success in these areas would expand our opportunities with a customer with whom we have had a long-term relationship.

      Flow Control Products & Services also has developed a Risk-Informed Program that has been submitted to the Nuclear Regulatory Commission for review and approval. It is a program designed to improve the inspection process for welded joints at nuclear power plants resulting in reduced costs to electrical utilities. If we are successful in obtaining the Commission's approval, we feel that it has outstanding potential as an additional service that Curtiss-Wright can provide to our customers.

      An example of expanding our existing technologies to new products and markets has been the application of our aerospace actuator gear technology to the rescue market, which resulted in the Curtiss-Wright PowerHawk(R) Rescue Tool--a product we feel has significant advantages over competitive alternatives. In 1998, we continued to expand the line of accessories that can be used in conjunction with the tool. Our line of PowerHawk(R) products now includes a power pusher ram for vehicle extraction and building collapse situations, a turboventilator/portable blower, and a portable winch. Although sales of our PowerHawk(R) line of products have not grown as fast as originally anticipated, based upon customer feedback, we continue to believe that through persistence and market education, the significant advantages of our patented technology will make themselves apparent.

-------------------
product development
-------------------

New flow control products can expand our business with the U.S. Navy.

[PHOTO OMITTED]

Our valve technology can be applied to new products for use outside the nuclear power industry.

[PHOTO OMITTED]

Our development work on laser technology illustrates why we are considered a technological leader for metal-treating applications.

[PHOTO OMITTED]

                               [GRAPHIC OMITTED]


Curtiss-Wright Corporation and Subsidiaries | 12 & 13

                                                                 [PHOTO OMITTED]

                                        | We will continue to enter new
               global markets and expand the applications of our products, technologies and services.

-----------
NEW MARKETS
-----------

Curtiss-Wright has been involved in the aviation industry since each of the original companies, the Wright Company and the Curtiss Aeroplane and Motor Corporation, began operations. Throughout Curtiss-Wright's 69-year history, we have been a major force in aviation and much of our prosperity has resulted from the strength of the commercial aviation market.

      Many industry analysts are projecting a slowdown in the aerospace industry. As we look to the future, we are seeking to continue to expand our diversified base to new markets for added balance to our growth and to offset the effect the aviation industry's cyclical nature has had on our financial performance. In diversifying, we seek to expand our current capabilities in metal treatment and flow control and in applying aviation technology to other industries, to increase our market share in our existing product lines, and to stretch our geographic reach. The acquisitions we made in 1998 were steps toward more diversified growth.

      The acquisition of Enertech gives Curtiss-Wright access to new markets--we move outside the nuclear containment area into the entire plant and increase our service capabilities. These opportunities will broaden our exposure to the entire nuclear power industry. Our Flow Control Products & Services business was also enhanced with the award of contracts to supply valves for nuclear power plant construction in Eastern Asia. This success reflects the design capabilities of Curtiss-Wright and gives us the ability to participate in new nuclear plant construction in Asian markets.

      Enertech also provides us with a presence in the design, manufacture and distribution of fluid power products and systems. Enertech currently conducts activities in the automotive and entertainment industries and looks to potentially expand its applications to serve existing needs in other markets.

      In our Precision Manufacturing Products & Services operation, we see significant opportunities for new market development. First, the high cost of shipping parts for metal treating and short turnaround requirements create pressures to locate facilities near the original manufacturing sites. To date, we have established 36 facilities around the world, and we intend to continue increasing that number. We seek to establish a network of heat-treating facilities, while expanding the number of shot-peening operations. In 1998, we added Alpha Heat Treaters in York, Pennsylvania. We have also opened three facilities in Europe in the last two years. Geographical expansion is an emphasis for these businesses as there are a number of attractive markets where we have yet to establish a presence.

      New market opportunities resulted from the acquisition of Curtiss-Wright Drive Technology (CWDT). CWDT takes us into military vehicle and railway markets. These markets are not tied to the commercial aircraft build cycle and should help us dampen the effect of downturns in that market on the Company's performance.

-----------
new markets
-----------

Global expansion will provide new opportunities as we continue to enter new markets overseas.

[PHOTO OMITTED]

We will be increasing our presence in the growing market for maintenance, repair and overhaul services at electrical power plants.

[PHOTO OMITTED]

A benefit of a 1998 acquisition is that we now have military vehicles and railway cars as new markets in which to participate.

[PHOTO OMITTED]

                               [GRAPHIC OMITTED]


                           Curtiss-Wright Corporation and Subsidiaries | 14 & 15

QUARTERLY RESULTS OF OPERATIONS (Unaudited)

(In thousands except per share amounts)                  First        Second         Third        Fourth
                                                      ===================================================
1998 Quarters:
Sales                                                 $ 60,846      $ 59,405      $ 62,603      $ 66,559
Gross profit                                            18,122        21,749        20,851        21,292
Net earnings                                             6,605         7,701         6,758         7,989
Earnings per share:
  Basic earnings per common share                     $    .65      $    .76      $    .66      $    .78
  Dividends per common share                          $    .13      $    .13      $    .13      $    .13
                                                      ---------------------------------------------------

1997 Quarters:
Sales                                                  $53,148      $ 54,412      $ 52,677      $ 59,158
Gross profit                                            16,644        19,125        19,002        20,918
Net earnings                                             4,955         7,050         8,076         7,804
Earnings per share:
  Basic earnings per common share                          .49           .69           .79           .77
  Dividends per common share                              .125          .125          .125           .13
                                                      ---------------------------------------------------

CONSOLIDATED SELECTED FINANCIAL DATA (Unaudited)

(In thousands except per share data)                      1998          1997          1996          1995          1994
                                                      =================================================================
Sales                                                 $249,413      $219,395      $170,536      $154,446      $155,001
Earnings before changes in accounting
  principles                                            29,053        27,885        16,109        18,169        19,547
Net earnings                                            29,053        27,885        16,109        18,169        19,303
Total assets                                           352,740       284,708       267,164       246,201       238,694
Long-term debt                                          20,162        10,347        10,347        10,347         9,047
Basic earnings per common share:
  Earnings before changes in accounting
    principles                                        $   2.85      $   2.74      $   1.59      $   1.79      $   1.93
  Net earnings                                        $   2.85      $   2.74      $   1.59      $   1.79      $   1.91
  Cash dividends                                      $    .52      $   .505      $    .50      $    .50      $    .50
                                                      -----------------------------------------------------------------

FORWARD-LOOKING STATEMENTS

This annual report contains not only historical information but also forward-looking statements regarding expectations for future company performance. Forward-looking statements involve risk and uncertainty. See the Company's 1998 Annual Report on Form 10-K for a discussion of factors which could cause future results to differ from current expectations.


Curtiss-Wright Corporation and Subsidiaries | 16

--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Curtiss-Wright Corporation continued to post improved sales and operating performance in 1998. Sales for the year totaled $249.4 million reflecting a 14% increase over 1997 sales of $219.4 million and 46% above 1996 sales of $170.5 million. Operating income increased 21% from $30.0 million in 1997 to $36.3 million in 1998 and more than doubled operating income of $15.5 million from 1996. For the year, the Corporation posted consolidated net earnings of $29.1 million or $2.82 per diluted share, 4% above 1997 net earnings of $27.9 million or $2.71 per diluted share and 80% above the net earnings of $16.1 million posted in 1996.

      Sales increases for 1998, as compared with 1997, were achieved in all of the Corporation's business operating segments. Sales from Enertech, a valve manufacturing and service concern acquired on July 31, 1998, sales from Alpha Heat Treaters acquired on April 30, 1998 and an expansion of Precision Manufacturing Products & Services ("PMPS") operations, which added three additional facilities, augmented this increase. 1997 was also the first full year of operations for the overhaul and repair facility in Miami that was acquired in mid-year 1996. In the aggregate, acquisitions and business expansions have added sales of $42.3 million to the Corporation's 1998 total.

      Net earnings for 1998 were, however, impaired by the high level of additional charges for anticipated losses on Actuation and Control Products & Services ("ACPS") segment military development programs, inventory adjustments and costs related to the consolidation of its manufacturing operations referred to below. In the aggregate, 1998 net earnings were lowered by $3.9 million or $.38 per share as a result these charges. Partially offsetting those charges was the recognition in 1998 of insurance claims proceeds. The 1997 earnings results included a one-time gain from the sale of excess real estate which, after the benefit of a capital-loss carry-forward, added $2.0 million or $.20 per share. Net earnings for both 1997 and 1996 had also been impacted by losses caused by significant overruns on military actuation development contracts. In 1996 there were lower levels of non-operating revenue in comparison to 1997 and 1998.

      New orders recorded in 1998 totaled $232.2 million with an ending backlog of $198.3 million. This represents a $49 million increase in backlog compared to the $149.2 million backlog at the end of 1997 substantially due to the acquisition of SIG Drive Technology Limited ("SDT") on December 31, 1998. It should be noted that sales in the PMPS segment are sold with very modest lead times. Accordingly, backlog for these product lines is less of an indication of future sales activity than the Corporation's backlog of long-lead Actuation and Control and Flow Control segment products.

SEGMENT PERFORMANCE

Precision Manufacturing Products & Services

The Corporation's PMPS business continues to achieve substantial increases in sales for 1998 as compared with the prior year. Sales improved 11% for 1998, reflecting increases in applications, particularly in aerospace, oil tool, petrochemical and other industrial markets, worldwide. In addition, 1998 sales benefited from contributions of an additional heat-treating facility in York, Pennsylvania acquired in April 1998. Sales improvements also reflect newly opened facilities in Belgium, Germany, England and Kansas. 1998 net income for the segment increased from 1997 by $3.3 million or 22% to $18.2 million. This increase reflected improved sales in traditional markets, growth in producing flapper valve components, lower overhead costs and a reduction in start-up costs from new facilities.

      Sales and net earnings for 1997 had shown substantial improvements over 1996 results as well. 1997 sales and net earnings were 15% and 67%, respectively, above sales of $82.6 million and net earnings of $9.0 million posted in 1996. When comparing 1997 to 1996, increases were largely the result of a worldwide improvement in aerospace applications and reflected the diversification of products serviced by this segment, including services to form wingskins of commercial, regional and business aircraft and services on engine components and other aircraft parts.

Flow Control Products & Services

The Corporation's Flow Control Products & Services ("FCPS") segment posted increases in sales and net earnings of 43% and 39% from 1997 to 1998. These sales increases largely reflect the July 31, 1998 acquisition of Enertech, LLC. Enertech manufactures, distributes and represents a number of products for sale into commercial nuclear power plants, both domestically and internationally, and provides a broad range of overhaul and maintenance services to such plants. In 1998, sales of commercial valve products increased reflecting work performed for a foreign nuclear power plant under a contract received in late 1997. Net income for the year also bene-fited from improved cost performance on valve remakes and upgrade programs. While the Asian financial situation has not had an adverse effect on this business, the Corporation anticipates some slow-downs or stretch-outs in orders from this area in the future.

      Sales for 1997 were 14% above those of 1996, while net income decreased by 3% in the comparable periods. Two U.S. Navy military valve programs and a high level of commercial field service and spare parts sales accounted for the sales improvements. Net earnings for 1997, as compared to 1996, were slightly impaired by higher administrative costs and expenses relating to a commercial royalty agreement.


--------------------------------------------------------------------------------
                                  17 Curtiss-Wright Corporation and Subsidiaries

--------------------------------------------------------------------------------

Actuation and Control Products & Services

The ACPS segment posted a sales increase of 8% for 1998 when compared with those of 1997 primarily reflecting the continued high level of original equipment manufactured (OEM) products for Boeing. However, as the market approaches the projected peak of the jetliner production cycle, this segment continues to experience a number of cost and efficiency issues. In addition, inventory write-offs, book to physical and valuation adjustments severely impacted profits for this segment. In the aggregate, accounting adjustments, cost overruns on military development contracts and costs related to the consolidation of manufacturing operations resulted in a charge to net earnings of $3.9 million or $.38 per share in 1998.

      Sales of military actuation products were slightly below those of 1997 as sales resulting from the completion of "safety of flight" testing on F-22 components early in 1998 were offset by the end of an F-16 shaft retrofit contract and lower foreign military sales. Sales of component overhaul services to foreign regions, while slightly below expectations, have been steady in 1998 and are above 1997 levels. The economic problems of foreign regions, including Asia, have not had an adverse impact on current performance. During 1998, the Corporation's sales of component overhaul and repair services in the aggregate have improved 7% compared with the prior year.

      In the fourth quarter of 1998, the Corporation announced its plans to move the manufacturing operations of its Fairfield, New Jersey facility to its Shelby, North Carolina facility to reduce its operating costs. The Corporation recorded a charge of $.5 million after taxes for severance and other employee-related costs and anticipates expenditures of $1.6 million after taxes, in transportation and plant rearrangement costs in 1999.

      Sales of this segment improved 51% in 1997 over 1996 and the segment reported net earnings of $2.1 million as compared to a net loss of $1.0 million in 1996. OEM sales of commercial aircraft components more than doubled those of 1996, reflecting increased Boeing requirements for actuation and control equipment. The Corporation participates on every Boeing commercial aircraft currently flying and production levels were at a record high at the end of 1997. Sales of overhaul and repair services increased 53% when comparing 1997 to 1996. Sales improvements were primarily reflective of a full year's operation from the Miami-based location, which had been acquired in May 1996. The net loss for this segment reported in 1996 was the combined result of additions to the workforce, associated training and other costs incurred during the start-up phase of new Boeing production programs. Costs were further increased by the timing and magnitude of increased production work stemming from Boeing's aggressive ramp-up.

CORPORATE AND OTHER EXPENSES

These costs include administrative expenses, recognition of remediation costs, costs for legal services to pursue claims against related parties and related recoveries of such claims.

OTHER REVENUES

The Corporation recorded other non-operating net revenues for 1998 aggregating $11.7 million compared with $12.3 million in 1997 and $9.0 million in 1996. In 1997, the Corporation sold two parcels of undeveloped land generating the significant increase in other revenues for 1997, as compared with 1996. The Corporation recognized net earnings of $2.0 million or $.20 per share, which reflects tax benefits from the application of a capital-loss carry-forward to the gains realized on the sales. Other revenues generated by investments and rental properties have been relatively consistent over the last three years.

      Included in other revenues for the Corporation is pension income resulting from the amortization into income of the excess of the retirement plan's assets over the estimated obligations under the plan. On an after-tax basis, pension income amounted to $3.2 million in 1998 as compared with $2.2 million in 1997 and $2.3 million in 1996. The amount recorded largely reflects the extent to which the expected return on plan assets exceeds the service and interest costs of providing benefits, as detailed in Note 12 to Consolidated Financial Statements.


--------------------------------------------------------------------------------
Curtiss-Wright Corporation and Subsidiaries 18

--------------------------------------------------------------------------------

CHANGES IN FINANCIAL POSITION

Liquidity and Capital Resources

The Corporation's working capital decreased slightly at December 31, 1998, totaling $130.8 million as compared with $132.8 million at December 31, 1997. The ratio of current assets to current liabilities was 2.9 to 1 at December 31, 1998 compared with 4.4 to 1 at the end of 1997. The Corporation's balance of cash and short-term investments totaled $72.3 million at December 31, 1998 increasing $3.5 million over balances at December 31, 1997.

      Working capital changes were highlighted by an increase in accounts receivable of $19.3 million and inventories of $4.3 million during the year. These increases are largely due to the acquisitions of Alpha, Enertech and SDT during 1998. Current liabilities increased $29.2 million at December 31, 1998, compared with the prior year end, largely due to borrowings under the Corporation's short-term credit agreement used to fund the SDT acquisition.

      At December 31, 1998, the Corporation's balance sheet was dramatically different than its balance sheet at December 31, 1997. The changes reflect the acquisition of three companies in 1998, two of which involved aggregated cash outflows of $19.3 million, while the third added $21.9 million of debt to the year-end financial position. Acquisitions in 1998 also added $27.0 million of goodwill to the balance sheet for the excess of the purchase prices over the combined fair value of the net assets acquired. In addition, the Corporation completed an industrial revenue bond (IRB) financing in 1998. The additional $8.4 million of debt provided for the plant expansion of the Shelby, North Carolina facility and related equipment purchases necessary to meet the demands of the new Boeing contracts and the growth of the overhaul service business.

      The Corporation continues to maintain its $22.5 million revolving credit lending facility and its $22.5 million short-term credit agreement. As discussed above and in Note 9 to Consolidated Financial Statements, these credit agreements were used to finance the SDT acquisition at December 31, 1998. The revolving credit agreement also encompasses various letters of credit issued primarily in connection with outstanding industrial revenue bonds. The combined maximum available credit unused under these agreements at December 31, 1998 was $3.0 million. Borrowings under the short-term credit agreement total $20.5 million and are payable at the expiration of the agreement on October 22, 1999. However, the Corporation intends to seek an extension of this agreement in advance of its expiration or explore other financing vehicles as necessary to extend the payment of this debt beyond 1999.

      Capital expenditures were $10.6 million in 1998, decreasing from $11.2 million spent in 1997 and well below capital expenditures of $14.1 million in 1996. Principal expenditures were for the expansion of PMPS facilities, which is relocating three sites to larger, more efficient facilities, and purchased additional equipment to service those facilities. Strategic purchases for the FCPS segment include procuring state-of-the-art welding capabilities to service nuclear customer requirements and additional machining capabilities for large valve components. ACPS segment capital costs in 1998 were predominantly to replace older equipment to maintain the segment's manufacturing capabilities.

      In 1999, capital expenditures are expected to increase significantly due to the continued expansion of the PMPS and the relocation of the ACPS segment's overhaul business to a second North Carolina facility. In addition, expenditures for OEM equipment in both the ACPS and FCPS segments are expected. At December 31, 1998, the Corporation had commitments of $7.5 million primarily for the relocation of the PMPS segment's United Kingdom facility and to purchase capital equipment in 1999.

      Cash generated from operations and current short-term investment holdings are considered adequate to meet the Corporation's overall cash requirements for the upcoming year, absent the debt repayments as discussed above. This includes planned capital expenditures, normal dividends, satisfying environmental obligations and working capital requirements.

Year 2000

As many computer systems and other equipment with embedded chips or processors (collectively, "Business Systems") use only two digits to represent the year, they may be unable to process accurately certain data before, during or after the year 2000. As a result, business and governmental entities are at risk for possible miscalculations or systems failures causing disruptions in their business operations. This is commonly known as the "Y2K" issue. The Y2K issue can arise at any point in the Corporation's supply, manufacturing, processing, distribution and financial chains.

      The Corporation and each of its operating units are in the process of implementing a Y2K program with the objective of having all of their business systems, including those that affect facilities and manufacturing activities, functioning properly with respect to the Y2K issue before January 1, 2000. Each operating entity of the Company is in a different stage of readiness. The scope of work includes ensuring the compliance of all applications, operating systems and hardware on mainframe, PC and LAN platforms, non-information technology software and equipment and addressing key suppliers and customers.


--------------------------------------------------------------------------------
                                  19 Curtiss-Wright Corporation and Subsidiaries

--------------------------------------------------------------------------------

      The first component of the readiness program was to identify the internal business systems of the Corporation that are susceptible to system failures or processing errors as a result of the Y2K issue. This effort is substantially complete for existing sites and is being expanded to include the SDT acquisition.

      The second component of the Y2K readiness program involves the actual remediation and replacement of business systems. The Corporation is using both internal and external resources to identify Y2K non-compliance problems, modify code and test the resulting modifications. Those business systems considered most critical to continuing operations are being given the highest priority. In some cases, non-compliant software and hardware will be replaced. Based on the current schedule, the Corporation expects to be in full compliance with its internal business systems during 1999.

      As part of the Y2K readiness program, significant service providers, vendors, suppliers and customers that are believed to be critical to on-going business operations have been identified and contacted in an attempt to ascertain their stage of readiness through questionnaires and other available means. To the extent that responses to Y2K readiness are unsatisfactory, the Corporation intends to seek alternative suppliers, service providers or contractors who have demonstrated Y2K readiness. In the event that any of the Corporation's significant customers and suppliers do not successfully and timely achieve Y2K compliance, and the Corporation is unable to replace them with new customers or alternate suppliers, the Corporation's business or operations could be adversely affected.

      Concurrently, with the Y2K readiness measures described above, the Corporation and its operating units are developing contingency plans intended to mitigate the possible disruption in business operations that may result from the Y2K issue and are developing cost estimates for such plans.

      It is currently estimated that the incremental costs of the Corporation's Y2K remediation efforts will be approximately $.5 million of which approximately $.2 million has been spent. These costs are being expensed as they are incurred. The costs associated with the replacement of computerized systems and hardware are currently estimated to be $.3 million, which would be capitalized. These amounts do not include any costs associated with the implementation of contingency plans that are in the process of being developed.

      The Corporation's Y2K readiness program is an on-going process and the estimates of costs and completion dates are subject to change.

Euro Conversion

Curtiss-Wright operates in Europe through PMPS and ACPS segment facilities located in the United Kingdom, France, Germany, Belgium, Denmark and Switzerland. On January 1, 1999, eleven participating members of the European Monetary Union established fixed conversion rates between their existing currencies and the Euro. Existing currencies will continue to be used as legal tender through January 1, 2002. Thereafter, those currencies will be canceled and replaced solely by Euro notes and coinage. At this time the United Kingdom, the source of most of the Corporation's European sales, is not participating in this change. The Corporation anticipates that the Euro conversion will not have a material adverse impact on its financial condition, results of operations or liquidity.

Recently Issued Accounting Standards

As discussed in Note 1 to the Consolidated Financial Statements, the Corporation has reviewed Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities". Due to the limited use of derivative instruments by the Corporation, this statement will not have a material effect on the Corporation's results of operations or financial condition. The statement is effective for the Corporation beginning January 1, 2000.


--------------------------------------------------------------------------------
Curtiss-Wright Corporation and Subsidiaries 20

--------------------------------------------------------------------------------

REPORT OF THE CORPORATION

The consolidated financial statements appearing on pages 22 through 37 of this Annual Report have been prepared by the Corporation in conformity with generally accepted accounting principles. The financial statements necessarily include some amounts that are based on the best estimates and judgments of the Corporation. Other financial information in the Annual Report is consistent with that in the financial statements.

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

      PricewaterhouseCoopers LLP, independent certified public accountants, have examined the Corporation's consolidated financial statements as stated in their report. Their examination included a study and evaluation of the Corporation's accounting systems, procedures and internal controls, and tests and other auditing procedures, all of a scope deemed necessary by them to support their opinion as to the fairness of the financial statements.

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

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Curtiss-Wright Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings and stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Curtiss-Wright Corporation and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Florham Park, New Jersey
February 1, 1999


--------------------------------------------------------------------------------
                                21 Curtiss-Wright Corporation and Subsidiaries

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF EARNINGS

                                                                         --------------------------------
(In thousands except per share data)   For the years ended December 31,      1998      1997(1)     1996(1)
                                                                         ========------------------------
Net sales                                                                $249,413    $219,395    $170,536
Cost of sales                                                             167,399     143,706     117,067
                                                                         --------------------------------
Gross profit                                                               82,014      75,689      53,469
Research and development costs                                              1,346       1,877         997
Selling expenses                                                           11,606       7,979       6,337
General and administrative expenses                                        34,277      32,694      28,207
Environmental remediation and administrative expenses,
  net of recovery                                                          (1,562)      3,132       2,397
                                                                         --------------------------------
Operating income                                                           36,347      30,007      15,531
Investment income, net                                                      3,206       3,432       2,968
Rental income, net                                                          3,299       3,342       2,816
Pension income, net                                                         5,126       3,312       3,651
Other income (expense), net                                                    87       2,193        (450)
Interest expense                                                              485         387         387
                                                                         --------------------------------
Earnings before income taxes                                               47,580      41,899      24,129
Provision for income taxes                                                 18,527      14,014       8,020
                                                                         --------------------------------
Net earnings                                                             $ 29,053    $ 27,885    $ 16,109
                                                                         ================================
Net Earnings per Common Share:
Basic earnings per share                                                 $   2.85    $   2.74    $   1.59
                                                                         ================================
Diluted earnings per share                                               $   2.82    $   2.71    $   1.58
                                                                         ================================

(1) Prior year information has been restated to conform to current presentation.

      See notes to consolidated financial statements.


--------------------------------------------------------------------------------
Curtiss-Wright Corporation and Subsidiaries 22

--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

                                                                              ----------------------
(In thousands)                                                   December 31,      1998         1997
                                                                              =========-------------
Assets:
Current assets:
  Cash and cash equivalents                                                   $   5,809    $   6,872
  Short-term investments                                                         66,444       61,883
  Receivables, net                                                               60,912       41,590
  Deferred tax assets                                                             7,841        8,806
  Inventories                                                                    54,048       49,723
  Other current assets                                                            3,519        2,506
                                                                              ----------------------
Total current assets                                                            198,573      171,380
                                                                              ----------------------
Property, plant and equipment, at cost:
  Land                                                                            4,645        4,486
  Buildings and improvements                                                     91,325       89,096
  Machinery, equipment and other                                                141,245      126,005
                                                                              ----------------------
                                                                                237,215      219,587
Less, accumulated depreciation                                                  162,704      153,704
                                                                              ----------------------
Property, plant and equipment, net                                               74,511       65,883
Prepaid pension costs                                                            43,822       38,674
Goodwill                                                                         30,724        3,797
Other assets                                                                      5,110        4,974
                                                                              ----------------------
Total assets                                                                  $ 352,740    $ 284,708
                                                                              ======================
Liabilities:
Current liabilities:
  Current portion of long-term debt                                           $  20,523    $      --
  Accounts payable                                                               13,433        9,900
  Accrued expenses                                                               17,254       14,640
  Income taxes payable                                                            5,052        4,845
  Other current liabilities                                                      11,548        9,244
                                                                              ----------------------
Total current liabilities                                                        67,810       38,629
                                                                              ----------------------
Long-term debt                                                                   20,162       10,347
Deferred income taxes                                                             9,714        8,799
Accrued postretirement benefit costs                                              9,575        9,850
Other liabilities                                                                15,886       12,230
                                                                              ----------------------
Total liabilities                                                               123,147       79,855
                                                                              ----------------------
Contingencies and Commitments (Notes 9 and 14)
Stockholders' Equity:
Preferred stock, $1 par value, 650,000 authorized, none issued
Common stock, $1 par value, 22,500,000 authorized, 15,000,000 shares issued
  (outstanding shares 10,190,790 for 1998 and 10,175,140 for 1997)               15,000       15,000
Additional paid in capital                                                       51,669       52,010
Retained earnings                                                               342,218      318,474
Unearned portion of restricted stock                                                (40)        (342)
Accumulated other comprehensive income                                           (2,800)      (3,289)
                                                                              ----------------------
                                                                                406,047      381,853
Less, treasury stock at cost (4,809,210 shares for 1998 and 4,824,860
  shares for 1997)                                                              176,454      177,000
                                                                              ----------------------
Total stockholders' equity                                                      229,593      204,853
                                                                              ----------------------
Total liabilities and stockholders' equity                                    $ 352,740    $ 284,708
                                                                              ======================

See notes to consolidated financial statements.


--------------------------------------------------------------------------------
                                  23 Curtiss-Wright Corporation and Subsidiaries

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          -----------------------------------
(In thousands)                           For the years ended December 31,      1998         1997         1996
                                                                          =========--------------------------
Cash flows from operating activities:
Net earnings                                                              $  29,053    $  27,885    $  16,109
                                                                          -----------------------------------
Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation and amortization                                             9,661        9,097        8,946
    Net (gains) losses on sales and disposals of real estate
      and equipment                                                              94       (1,968)         473
    Net gains on short-term investments                                        (266)      (1,717)      (1,014)
    Deferred taxes                                                            1,494           76         (168)
    Changes in operating assets and liabilities, net of business acquired:
      Proceeds from sales of trading securities                             374,802      342,416      333,577
      Purchases of trading securities                                      (379,097)    (349,500)    (323,172)
      (Increase) decrease in receivables                                     (7,181)      (4,929)       5,500
      (Increase) decrease in inventories                                        734       (3,624)     (12,057)
      Increase (decrease) in progress payments                               (1,248)       1,934       (2,622)
      Increase (decrease) in accounts payable and
        accrued expenses                                                      2,470         (666)       6,810
      Increase in income taxes payable                                          207        1,656        1,189
    Increase in other assets                                                 (5,446)      (3,860)      (4,705)
    Increase (decrease) in other liabilities                                   (236)      (2,458)       4,222
    Other, net                                                                  881         (879)         143
Total adjustments                                                            (3,131)     (14,422)      17,122
                                                                          -----------------------------------
Net cash provided by operating activities                                    25,922       13,463       33,231
                                                                          -----------------------------------
Cash flows from investing activities:
Proceeds from sales and disposals of real estate and equipment                  950        3,460           96
Additions to property, plant and equipment                                  (10,642)     (11,231)     (14,156)
Acquisition of new businesses                                               (41,711)                  (16,640)
                                                                          -----------------------------------
Net cash used for investing activities                                      (51,403)      (7,771)     (30,700)
                                                                          -----------------------------------
Cash flows from financing activities:
Proceeds from short-term borrowing                                           20,523           --           --
Proceeds from long-term borrowing                                             9,815           --           --
Common stock repurchase                                                        (611)          --           --
Dividends paid                                                               (5,309)      (5,137)      (5,079)
                                                                          -----------------------------------
Net cash (used for) provided by financing activities                         24,418       (5,137)      (5,079)
                                                                          -----------------------------------
Net increase (decrease) in cash and cash equivalents                         (1,063)         555       (2,548)
Cash and cash equivalents at beginning of year                                6,872        6,317        8,865
                                                                          -----------------------------------
Cash and cash equivalents at end of year                                  $   5,809    $   6,872    $   6,317
                                                                          ===================================

See notes to consolidated financial statements.

--------------------------------------------------------------------------------
Curtiss-Wright Corporation and Subsidiaries 24

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                       --------------------------------------------------------------------------------------------
                                                                            Unearned      Accumulated
                                                   Additional              Portion of        Other
                                         Common     Paid in    Retained    Restricted    Comprehensive   Comprehensive   Treasury
(In thousands)                            Stock     Capital    Earnings   Stock Awards       Income          Income        Stock
                                       ==========================================================================================
December 31, 1995                        $10,000    $57,141    $288,710        $(780)       $(1,330)                     $181,562
                                       ------------------------------------------------------------------------------------------
Comprehensive income:

   Net earnings                                                  16,109                                      $16,109
   Translation adjustments, net                                                                (176)            (176)
                                       ------------------------------------------------------------------------------------------
   Total comprehensive income                                                                                $15,933
                                       ==========================================================================================
   Common dividends                                              (5,079)

   Stock awards issued                                   10                      (93)                                         (83)
   Stock options exercised, net                         (24)                                                                  (89)
   Amortization of earned portion of
     restricted stock awards                                                     265
                                       ------------------------------------------------------------------------------------------
December 31, 1996                         10,000     57,127     299,740         (608)        (1,506)                      181,390
                                       ------------------------------------------------------------------------------------------
Comprehensive income:

   Net earnings                                                  27,885                                      $27,885
   Translation adjustments, net                                                              (1,783)          (1,783)
                                       ------------------------------------------------------------------------------------------
   Total comprehensive income                                                                                $26,102
                                       ==========================================================================================
   Common dividends                                              (5,137)
   Stock options exercised, net                        (117)                                                                 (376)
   Amortization of earned portion of
     restricted stock awards                                                     266

   Two-for-one stock split                 5,000     (5,000)     (4,014)                                                   (4,014)
                                       ------------------------------------------------------------------------------------------
December 31, 1997                         15,000     52,010     318,474         (342)        (3,289)                      177,000
                                       ------------------------------------------------------------------------------------------
Comprehensive income:

   Net earnings                                                  29,053                                      $29,053
   Translation adjustments, net                                                                 489              489
                                       ------------------------------------------------------------------------------------------
   Total comprehensive income                                                                                $29,542
                                       ==========================================================================================
   Common dividends                                              (5,309)                                                      612
   Common stock repurchase
   Stock options exercised, net                        (449)
   Amortization of earned portion of
     restricted stock awards                            108                      302                                       (1,158)
                                       ------------------------------------------------------------------------------------------
December 31, 1998                        $15,000    $51,669    $342,218         $(40)       $(2,800)                     $176,454
                                       ==========================================================================================

See notes to consolidated financial statements.


--------------------------------------------------------------------------------
                                  25 Curtiss-Wright Corporation and Subsidiaries

--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Curtiss-Wright Corporation and its subsidiaries (the "Corporation") is a diversified multinational manufacturing and service concern that designs, manufactures and overhauls precision components and systems and provides highly engineered services to the aerospace, defense, automotive, shipbuilding, oil, petrochemical, agricultural equipment, power generation, railroad, metalworking, and fire and rescue industries. Operations are conducted through five manufacturing facilities, thirty-six metal treatment service facilities and four component overhaul locations.

A. Principles of Consolidation

The financial statements of the Corporation have been prepared in conformity with generally accepted accounting principles and such preparation has required the use of management's estimates in presenting the consolidated accounts of the Corporation, after elimination of all significant intercompany transactions and accounts. Management's estimates include assumptions that affect the reported amount of assets, liabilities, revenue and expenses in the accompanying financial statements. Actual results may differ from these estimates.

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

      Average useful lives for property and equipment are as follows:

--------------------------------------------------------------------------------
Buildings and improvements                                       10 to 40 years
Machinery and equipment                                           4 to 15 years
Office furniture and equipment                                    3 to 10 years
--------------------------------------------------------------------------------

F. Intangible Assets

Intangible assets consist primarily of the excess purchase price of the acquisitions over the fair value of net tangible assets acquired. The Corporation amortizes such costs on a straight-line basis over the estimated period benefited but not exceeding 30 years.

G. Financial Instruments

The financial instruments with which the Corporation is involved are primarily of a traditional nature. The Corporation's short-term investments are comprised of equity and debt securities, all classified as trading securities, which are carried at their fair value based upon the quoted market prices of those investments at December 31, 1998 and 1997. Accordingly, net realized and unrealized gains and losses on trading securities are included in net earnings. The Corporation also, where circumstances warrant, participates in derivative financial instruments consisting primarily of commitments to purchase stock. Derivative financial instruments are included as short-term investments in the Corporation's balance sheets and are carried at their fair market value, information on which appears in Note 3.

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

I. Accounting for Stock-Based Compensation

The Corporation follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), in


--------------------------------------------------------------------------------
Curtiss-Wright Corporation and Subsidiaries 26

--------------------------------------------------------------------------------

accounting for its employee stock options, rather than the alternative method of accounting provided under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). Under APB No. 25, the Corporation does not recognize compensation expense on stock options granted to employees because the exercise price of the options is equal to the market price of the underlying stock on the date of the grant. Further information concerning options granted under the Corporation's Long-Term Incentive Plan is provided in
Note 10.

J. Capital Stock

On April 11, 1997, the stockholders approved an increase in the number of authorized common shares from 12,500,000 to 22,500,000. On November 17, 1997, the Board of Directors declared a two-for-one stock split in the form of a 100% stock dividend. The split, in the form of 1 share of common stock for each share outstanding, was payable on December 23,1997. To effectuate the stock split, the Corporation issued 5,000,000 original shares at $1.00 par value from capital surplus and the remaining 87,271 shares from its treasury account at cost, with a corresponding reduction in retained earnings of $4,014,000. Accordingly, all references throughout this annual report to number of shares, per share amounts, stock option data and market prices of the Corporation's common stock have been restated to reflect the effect of the split for all periods presented.

      In October 1998 the Corporation initiated a stock repurchase program, approved by its Board of Directors, under which the Company is authorized to purchase up to 300,000 shares or approximately 3% of its outstanding common stock. Purchases were authorized to be made from time to time in the open market or privately negotiated transactions, depending on market and other conditions, based upon the view of the Corporation that recent market prices of the stock did not adequately reflect the true value of the Corporation. Accordingly, it represented an attractive investment opportunity for the Corporation.

K. Comprehensive Income

Effective January 1, 1998, the Corporation adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130). SFAS No. 130 establishes standards for reporting and displaying changes in equity from non-owner sources. Total comprehensive income for the years ended December 31, 1998, 1997 and 1996 is shown in the Statements of Stockholders' Equity.

L. Earnings per Share

Effective for the fiscal year ended December 31, 1997, the Corporation accounts for its earnings per share (EPS) in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," (SFAS No. 128). Under SFAS No. 128, the Corporation is required to report both basic earnings per share as based on the weighted average number of common shares outstanding and diluted earnings per share as based on the weighted average number of common shares outstanding plus all potentially dilutive common shares issuable. In accordance with SFAS No. 128, all prior period earnings per share data have been restated. Earnings per share calculations for the years ended December 31, 1998, 1997 and 1996 are as follows:

                                         --------------------------------------
                                                       Weighted
                                                        Average
                                            Net          Shares       Per Share
(In thousands, except per share data)      Income     Outstanding       Amount
                                         =======================================
1998
Basic earnings per share                  $29,053        10,194          $2.85
Effect of dilutive securities:
   Stock options                                            109
   Deferred stock compensation                                2
                                         --------------------------------------
Diluted earnings per share                $29,053        10,305          $2.82
                                         ======================================
1997
Basic earnings per share                  $27,885        10,172          $2.74
Effect of dilutive securities:
   Stock options                                            118
   Deferred stock compensation                                1
                                         --------------------------------------
Diluted earnings per share                $27,885        10,291          $2.71
                                         ======================================
1996
Basic earnings per share                  $16,109        10,158          $1.59
Effect of dilutive securities:
   Stock options                                             59
                                         --------------------------------------
Diluted earnings per share                $16,109        10,217          $1.58
                                         ======================================

M. Newly Issued Accounting Pronouncements

On June 15, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities" (SFAS No. 133). SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999 (January 1, 2000 for the Corporation). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives will be recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Manage-


--------------------------------------------------------------------------------
                                  27 Curtiss-Wright Corporation and Subsidiaries

--------------------------------------------------------------------------------

ment of the Corporation anticipates that, due to its limited use of derivative instruments, the adoption of SFAS No. 133 will not have a significant effect on its results of operations or its financial position.

2. Acquisitions

The Corporation acquired three companies in 1998 and one company in 1996, as described below. All companies acquired have been accounted for as purchases with the excess of the purchase price over the estimated fair value of the net assets acquired recorded as goodwill. The results of each operation have been included in the consolidated financial results of the Corporation from the date of acquisition.

SIG-Antriebstechnik AG

On December 31, 1998, the Corporation completed the acquisition of the shares of SIG-Antriebstechnik AG, a unit of SIG Swiss Industrial Company Holding Ltd., for approximately $22.0 million in cash, subject to adjustments as provided in the agreement. The acquired company, to be renamed Curtiss-Wright Antriebstechnik GmbH (Curtiss-Wright Drive Technology, Ltd.), is a leading provider of high-technology drive solutions for three principal markets: military tracked and wheeled vehicles, high-speed railroad trains, and commercial marine propulsion. The Company's drive system solutions involve electromechanical and electrohydraulic actuation components and systems including electronic controls. Drive Technology's sales were approximately $17 million in 1998 with a year-end backlog of approximately $53 million. The excess of purchase price over the fair value of the net assets is approximately $17 million. The fair value of the net assets acquired was based on preliminary estimates and may be revised at a later date.

Enertech

On July 31, 1998, the Corporation purchased the assets of Enertech, LLC (Enertech) which distributes, represents and manufactures a number of products for sale into commercial nuclear power plants, both domestically and internationally. Enertech also provides a broad range of overhaul and maintenance services for such plants from its two principal locations in California and Georgia. The Corporation acquired the net assets of Enertech for approximately $15.2 million in cash of which $13.2 million was paid at closing and $2.0 million deferred to a specific future contract date subject to adjustments as provided in the agreement. The excess of purchase price over the fair value of the net assets is approximately $9.0 million and is being amortized over 30 years. The fair value of the net assets acquired was based on preliminary estimates and may be revised at a later date.

Alpha Heat Treaters

The Corporation purchased the assets of the Alpha Heat Treaters ("Alpha") division of Alpha-Beta Industries, Inc. on April 30, 1998. Alpha services a broad spectrum of customers from its York, Pennsylvania location and provides a number of metal treating processes including carburizing, surface hardening, stress relieving, induction hardening and black oxide surface treatment services. The Corporation acquired the net assets of Alpha for approximately $6.1 million in cash. The excess of purchase price over the fair value of the net assets is approximately $1.0 million, which is being amortized over 25 years. The fair value of the net assets acquired was based on preliminary estimates and may be revised at a later date.

Accessory Services

The Corporation purchased the Miami, Florida-based Accessory Services unit of Aviall, Inc. ("Accessory Services") on May 20, 1996 acquiring the net assets of Accessory Services for $16.6 million in cash. The excess of purchase price over the estimated fair value of the net assets acquired amounted to approximately $4.0 million and is being amortized on a straight-line basis over 30 years.

      The unaudited pro forma consolidated results of operations shown below have been prepared as if the above acquisitions had occurred at the beginning of 1998 and 1996, respectively:

                                                      --------------------------
(In thousands, except per share data)                     1998              1996
                                                      ========------------------
Net sales                                             $277,945          $178,816
Net earnings                                            30,280            16,437
Diluted earnings per common share                         2.94              1.61
                                                      --------------------------


--------------------------------------------------------------------------------
Curtiss-Wright Corporation and Subsidiaries 28

--------------------------------------------------------------------------------

3. Short-Term Investments

The composition of short-term investments at December 31 is as follows:

                                -----------------------------------------------
(In thousands)                          1998                      1997
                                ====================---------------------------
                                   Cost   Fair Value         Cost    Fair Value
                                -----------------------------------------------
Money market
    preferred stock             $54,797      $54,797      $45,697       $45,697
Tax-exempt money
    market preferred
    stock                         2,995        2,995           --            --
Common and
    preferred stocks              6,007        6,203        3,090         3,205
Utility common stocks
    purchased                        --           --       20,268        20,308
Utility common stocks
    sold short                       --           --      (11,033)      (11,121)
Options                              49           49           --            --
Tax exempt revenue
    bonds                         2,400        2,400        3,790         3,794
                                -----------------------------------------------
Total short-term
    investments                 $66,248      $66,444      $61,812       $61,883
                                ===============================================

Investment income for the years ended December 31 consists of:

                                                --------------------------------
(In thousands)                                    1998         1997         1996
                                                ======--------------------------
Net realized gains on the sale of
    trading securities                          $  141       $1,435       $  527
Interest and dividend income, net                2,940        1,715        1,954
Net unrealized holding gains                       125          282          487
                                                --------------------------------
Investment income, net                          $3,206       $3,432       $2,968
                                                ================================

4. Receivables

Receivables include amounts billed to customers, claims and other receivables and unbilled charges on long-term contracts consisting of amounts recognized as sales but not billed. Substantially all amounts of unbilled receivables are expected to be billed and collected in the subsequent year.

      Credit risk is generally diversified due to the large number of entities comprising the Corporation's customer base and their geographic dispersion. The largest single customer represented 7% of the total outstanding billed receivables at December 31, 1998 and 12% of the total outstanding billed receivables at December 31, 1997. The Corporation performs ongoing credit evaluations of its customers and establishes appropriate allowances for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

The composition of receivables at December 31 is as follows:

                                                           ---------------------
(In thousands)                                                1998          1997
                                                           =======--------------
Billed Receivables:
Trade and other receivables                                $63,412       $49,110
    Less: progress payments applied                         11,687        10,460
          Allowance for doubtful accounts                    1,910         1,747
                                                           ---------------------
Net billed receivables                                      49,815        36,903
                                                           ---------------------
Unbilled Receivables:
Recoverable costs and estimated earnings
    not billed                                              17,447        13,022
    Less: progress payments applied                          6,350         8,335
                                                           ---------------------
Net unbilled receivables                                    11,097         4,687
                                                           ---------------------
Total receivables, net                                     $60,912       $41,590
                                                           =====================

5. Inventories

Inventories are valued at the lower of cost (principally average cost) or market. The composition of inventories at December 31 is as follows:

                                                           ---------------------
(In thousands)                                                1998          1997
                                                           =======--------------
Raw material                                               $ 8,862       $ 5,514
Work-in-process                                             22,802        22,686
Finished goods/component parts                              23,130        21,782
Inventoried costs related to U.S. Government
    and other long-term contracts                            4,780         5,547
                                                           ---------------------
Inventories                                                 59,574        55,529
    Less: progress payments applied,
        principally related to
        long-term contracts                                  5,526         5,806
                                                           ---------------------
Net inventories                                            $54,048       $49,723
                                                           =====================

6. Accrued Expenses and Other Current Liabilities

Accrued expenses at December 31 consist of the following:

                                                         -----------------------
(In thousands)                                              1998            1997
                                                         =======----------------
Accrued compensation                                     $ 5,967         $ 5,878
Accrued taxes other than income taxes                      1,108           1,357
Accrued insurance                                          1,662           1,659
All other                                                  8,517           5,746
                                                         -----------------------
Total accrued expenses                                   $17,254         $14,640
                                                         =======================


--------------------------------------------------------------------------------
                                  29 Curtiss-Wright Corporation and Subsidiaries

--------------------------------------------------------------------------------

Other current liabilities at December 31 consist of the following:

                                                          ----------------------
(In thousands)                                               1998           1997
                                                          =======---------------
Customer advances                                         $ 4,655         $   66
Current portion of environmental reserves                   1,881          3,036
Anticipated losses on long-term contracts                   1,878          1,305
Litigation reserves                                           298          3,101
All other                                                   2,836          1,736
                                                          ----------------------
Total other current liabilities                           $11,548         $9,244
                                                          ======================

7. Income Taxes

There was no valuation allowance recorded in 1998 because it is more likely than not that all deferred tax assets will be realized. During 1997, the Corporation fully utilized its capital loss carry-forward of $3,252,000 that would have expired on December 31, 1997. In 1997, the valuation allowance that was established to offset this deferred tax asset was reversed. The net change to the valuation allowance for deferred tax assets was a decrease of $1,212,000 in 1997 from the utilization of all remaining loss carry-forwards.

Earnings before income taxes for the years ended December 31 are:

                                       -----------------------------------------
(In thousands)                            1998             1997             1996
                                       =======----------------------------------
Domestic                               $33,320          $29,965          $15,195
Foreign                                 14,260           11,934            8,934
                                       -----------------------------------------
Total                                  $47,580          $41,899          $24,129
                                       =========================================

The provisions (benefits) for taxes on earnings for the years ended December 31 consist of:

                                         --------------------------------------
(In thousands)                              1998           1997            1996
                                         =======-------------------------------
Current:
    Federal                              $ 8,835        $ 7,523          $4,041
    State                                  3,045          4,197           3,388
    Foreign                                5,019          1,910             995
                                         --------------------------------------
                                          16,899         13,630           8,424
                                         ======================================
Deferred:
    Federal                                1,231            332               3
    State                                    397            126            (236)
                                         --------------------------------------
                                           1,628            458            (233)
                                         ======================================
Federal income tax on
    net capital gains                         --          1,135             184
Utilization of capital
    loss carry-forwards                       --         (1,135)           (184)
Valuation allowance                           --            (74)           (171)
                                         --------------------------------------
Provision for income tax                 $18,527        $14,014          $8,020
                                         ======================================

The effective tax rate varies from the U.S. Federal statutory tax rate for the years ended December 31 principally due to the following:

                                                ------------------------------
                                                1998         1997         1996
                                                ====--------------------------
U.S. Federal statutory tax rate                 35.0%        35.0%        35.0%
Add (deduct):
    Utilization of capital loss
        carry-forward                             --         (2.7)         (.8)
    Dividends received deduction
        and tax exempt income                   (1.4)        (1.2)        (2.3)
State and local taxes                            4.7          3.3          1.7
Valuation allowance                                           (.2)         (.7)
All other                                         .6          (.8)          .3
                                                ------------------------------
Effective tax rate                              38.9%        33.4%        33.2%
                                                ==============================


--------------------------------------------------------------------------------
Curtiss-Wright Corporation and Subsidiaries 30

--------------------------------------------------------------------------------

The components of the Corporation's deferred tax assets and liabilities at December 31 are as follows; however, 1997 figures have been reclassified for reporting purposes.

                                                        ------------------------
(In thousands)                                             1998             1997
                                                        =======-----------------
Deferred tax assets:
    Environmental cleanup                               $ 6,428          $ 6,838
    Postretirement/employment benefits                    4,065            4,177
    Inventories                                           3,805            3,674
    Supplemental retirement plans                         1,000              869
    Vacation pay                                            932              816
    Legal matters                                           754            1,356
    Other                                                 4,002            3,314
                                                        ------------------------
Total deferred tax assets                                20,986           21,044
                                                        ------------------------
Deferred tax liabilities:
    Pension                                              17,901           15,798
    Depreciation                                          3,773            4,225
    Gain on sale of properties                              750              753
    Other                                                   435              261
                                                        ------------------------
Total deferred tax liabilities                           22,859           21,037
                                                        ------------------------
Deferred tax asset valuation allowance                       --               --
                                                        ------------------------
Net deferred tax assets (liabilities)                   $(1,873)         $     7
                                                        ========================

Deferred tax assets and liabilities are reflected on the Corporation's consolidated balance sheets at December 31 as follows:

                                                        -----------------------
(In thousands)                                             1998            1997
                                                        =======----------------

Current deferred tax assets                             $ 7,841         $ 8,806
Non-current deferred tax liabilities                     (9,714)         (8,799)
                                                        -----------------------
Net deferred tax assets (liabilities)                   $(1,873)        $     7
                                                        =======================

Income tax payments of $16,321,000 were made in 1998, $12,432,000 in 1997, and $8,553,000 in 1996.

8. Long-Term Debt

Long-term debt at December 31 consists of the following:

                                                           ---------------------
(In thousands)                                                1998          1997
                                                           =======--------------
Short-term credit agreement borrowing,
    due 1999. Interest rate is 2.31% for 1998              $20,523            --
Industrial Revenue Bonds, due from 2001
    to 2023. Weighted average interest
    rate is 2.52% and 3.70% per annum
    for 1998 and 1997, respectively                        $18,747       $10,347
                                                           ---------------------
Revolving credit agreement borrowing,
    due 2001. Interest rate is 2.31% for 1998                1,415            --
                                                           ---------------------
Total debt                                                  40,685        10,347
                                                           =====================
Less: Portion due within one year                           20,523            --
                                                           =====================
Total long-term debt                                       $20,162       $10,347
                                                           =====================

Debts under the Corporation's short-term credit agreement and revolving credit agreement are denominated in Swiss francs. Actual borrowings at December 31, 1998 total 31,000,000 Swiss francs.

Aggregate maturities of debt are as follows:

(In thousands)
                                                                        =======
1999                                                                    $20,523
2000                                                                         --
2001                                                                      2,715
2002                                                                      4,047
2003                                                                         --
2004 and beyond                                                          13,400
                                                                        =======

Interest payments of approximately $470,394, $347,000 and $383,000 were made in 1998, 1997 and 1996, respectively.


--------------------------------------------------------------------------------
                                  31 Curtiss-Wright Corporation and Subsidiaries

--------------------------------------------------------------------------------

9. Credit Agreements

The Corporation has two credit agreements in effect aggregating $45,000,000 with a group of three banks. The credit agreements allow for borrowings to take place in certain foreign currencies. The Revolving Credit Agreement commits a maximum of $22,500,000 to the Corporation for cash borrowings and letters of credit. The unused credit available under this facility at December 31, 1998 was $1,060,000. The commitments made under the Revolving Credit Agreement expire October 29, 2001, but may be extended annually for successive one-year periods with the consent of the bank group. The Corporation also has in effect a Short-Term Credit Agreement which allows for cash borrowings of $22,500,000, of which $1,977,000 was available at December 31, 1998. The Short-Term Credit Agreement expires October 22, 1999. The Short-Term Credit Agreement may be extended, with the consent of the bank group, for an additional period not to exceed 364 days. Cash borrowings under the two credit agreements at December 31, 1998 were at a U.S. Dollar equivalent of $21,938,000. The loans have an interest rate of 2.3125% which will be effective until February 1, 1999. No cash borrowings were outstanding at December 31, 1997. The Corporation is required under these Agreements to maintain certain financial ratios, and meet certain net worth and indebtedness tests for which the Corporation is in compliance. Under the provisions of the Agreements, retained earnings of $36,498,000 were available for cash dividends and stock repurchases at December 31, 1998.

      At December 31, 1998, substantially all of the industrial revenue bond issues are collateralized by real estate, machinery and equipment. Certain of these issues are supported by letters of credit which total approximately $17,793,000. The Corporation has various other letters of credit outside the Revolving Credit Agreement totaling approximately $1,010,000.

10. Stock Compensation Plans

Stock-Based Compensation: Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123 and has been determined as if the Corporation had accounted for its 1998, 1997 and 1996 employee stock option grants under the fair value method of that Statement. Information with regards to the number of options granted, market price of the grants, vesting requirements and the maximum term of the options granted appears by plan type in the sections below. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1998, 1997 and 1996, respectively: a risk-free interest rate of 4.80%, 5.88% and 6.6%; an expected volatility of 18.80%, 18.18% and 24.38%; an expected dividend yield of 1.38%, 1.37% and 2.0%; and a weighted average expected life of the option of 7 years for 1998 and 1997 and 10 years for 1996. For purposes of pro forma disclosures, no expense was recognized on the 1998 options due to the timing of the grant. The estimated fair value of the 1997 and 1996 option grants are presented as amortized to expense over the options' vesting period beginning January 1, 1996. The Corporation's pro forma information for the years ended December 31, 1998, 1997 and 1996 are as follows:

                                              ----------------------------------
(In thousands, except per share data)             1998         1997         1996
                                              ========--------------------------

Net earnings:
    As reported                               $ 29,053     $ 27,885     $ 16,109
    Pro forma                                 $ 28,509     $ 27,570     $ 15,954
Net earnings per common share:
As reported:
    Basic                                     $   2.85     $   2.74     $   1.59
    Diluted                                   $   2.82     $   2.71     $   1.58
Pro forma:
    Basic                                     $   2.80     $   2.71     $   1.57
    Diluted                                   $   2.77     $   2.68     $   1.56
                                              ==================================

Long-Term Incentive Plan: Under a Long-Term Incentive Plan approved by stockholders in 1995, an aggregate total of 1,000,000 shares of common stock were reserved for issuance under said Plan. The total number of shares available for a grant to key employees in each year will be one percent of the shares outstanding at the beginning of that year, although that number may be increased by the number of shares available but unused in prior years and by the number of shares covered by previously terminated or forfeited awards. No more than 50,000 shares of common stock subject to the plan may be awarded in any year to any one participant in the plan.

      Under this plan, the Corporation awarded 1,184,604 performance units in 1998, 997,841 in 1997 and 734,654 in 1996 to certain key employees. The performance units are denominated in dollars and are contingent upon the satisfaction of performance objectives keyed to profitable growth over a period of three fiscal years commencing with the fiscal year following such awards. The anticipated cost of such awards is expensed over the three-year performance period. However, the actual cost of the performance units may vary from total value of the awards depending upon the degree to which the key performance objectives are met. In addition, the Corporation granted non-qualified stock options in 1998, 1997 and 1996 to key employees. Stock options granted under this plan expire ten years after the date of the grant and are exercisable as follows: up to one-third of the grant after one full year, up to two-thirds of the grant after two full years and in full three years from the date of grant. Stock option activity during the periods is indicated as follows:


--------------------------------------------------------------------------------
Curtiss-Wright Corporation and Subsidiaries 32

--------------------------------------------------------------------------------

                                            ------------------------------------
                                                         Weighted
                                                          Average
                                                         Exercise      Options
                                            Shares         Price     Exercisable
                                            ====================================
Outstanding at January 1, 1996              248,384       $18.98        88,618
    Granted                                  69,298        25.19
    Exercised                                (4,054)       17.19
    Forfeited                                (4,908)       20.07
                                            ------------------------------------
Outstanding at December 31, 1996            308,720        20.38       165,360
    Granted                                  89,286        38.00
    Exercised                               (19,302)       17.08
    Forfeited                                (8,878)       22.33
                                            ------------------------------------
Outstanding at December 31, 1997            369,826        24.76       216,398
    Granted                                 118,886        37.66
    Exercised                               (31,554)       19.13
    Forfeited                               (20,657)       30.59
                                            ------------------------------------
Outstanding at December 31, 1998            436,501        28.63       242,071
                                            ====================================

Stock Plan for Non-Employee Directors: The Stock Plan for Non-Employee Directors, approved by stockholders in 1996, authorized the grant of restricted stock awards and, at the option of the directors, the payment of regular stipulated compensation and meeting fees in equivalent shares. In June 1996, pursuant to the plan 3,612 shares of restricted stock were issued to non-employee directors, at no cost to them. The shares have been valued at a price of $25.78 per share, the fair market price on the date of the award. The cost of the restricted stock awards is being amortized over their five-year restriction period. At December 31, 1997, the Corporation had deferred an additional 4,468 shares, at an average market value of $27.45, for its non-employee directors pursuant to election by directors to receive such shares in lieu of payment for earned compensation under the plan. Depending on the extent to which the non-employee directors elect to receive future compensation in shares, total awards under this plan could reach or exceed 16,000 shares by April 12, 2006, the termination date of the plan.

11. Environmental Costs

In 1998, the Corporation successfully resolved some environmental issues and significant progress was achieved in other issues. Included in environmental expenses in 1998 are costs for the Corporation's lawsuit against a number of its insurance carriers with respect to the Corporation's environmental liabilities. The non-current environmental obligation on the books at December 31, 1998 was $10,469,000 compared to $9,346,000 in December 1997.

      In 1998, the Corporation's Wood-Ridge, New Jersey site began operations to remediate soil and groundwater at the site. Costs to complete construction and begin the operation and maintenance of the system totaled $854,000 in 1998. The cost of constructing and operating this site was provided in 1990 as part of a $21,000,000 reserve established to remediate the property.

      The Corporation has been named as a potentially responsible party, as have many other corporations and municipalities, in a number of environmental clean-up sites. Significant sites include Sharkey landfill superfund site, Parsippany, New Jersey; the Chemsol, Inc. superfund site, Piscataway, New Jersey; Pfohl Brothers landfill site, Cheektowaga, New York and PJP landfill, Jersey City, New Jersey. The Malta test station and Buffalo Airport sites were resolved in 1998.

      The Corporation believes the outcome for any of the remaining sites will not have a materially adverse effect on the Corporation's results of operations or financial condition. The lawsuit by the Corporation against its insurance carriers is being contested, and no financial future recovery from this lawsuit has been recorded to reduce the Corporation's environmental costs.

12. Pension and Other Postretirement Benefit Plans

The Corporation maintains a non-contributory defined benefit pension plan covering substantially all employees. The Curtiss-Wright Retirement Plan non-union formula is based on years of credited service and the five highest consecutive years' compensation during the last ten years of service and a "cash balance" benefit; union employees who have negotiated a benefit under this plan are entitled to a benefit based on years of service multiplied by a monthly pension rate. Employees are eligible to participate in this plan after one year of service and are vested after five years of service. At December 31, 1998 and December 31, 1997, the Corporation had prepaid pension costs of $43,822,000 and $38,674,000, respectively, under this plan. The Corporation also maintains a non-qualified Restoration Plan covering those employees whose compensation or benefits exceeds the IRS limitation for pension benefits. Benefits under this plan are not funded and as such, the Corporation had an accrued pension liability of $2,142,000 and $2,195,000 at December 31, 1998 and 1997,
respectively. Disclosures made below are aggregated in accordance with Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits."


--------------------------------------------------------------------------------
                                  33 Curtiss-Wright Corporation and Subsidiaries

--------------------------------------------------------------------------------

                                                       Pension Benefits                Other Benefits
                                                    -----------------------------------------------------
                                                        1998           1997           1998           1997
                                                    ========-----------------------=======---------------
Change in Benefit Obligation:
Benefit obligation at beginning of year             $113,718       $112,722        $ 4,125        $ 6,516
Service cost                                           3,770          3,738            177            146
Interest cost                                          7,399          7,680            335            295
Plan participants' contributions
Amendments                                                                                         (1,742)
Actuarial gain                                        (1,805)         3,521            999           (576)
Benefits paid                                        (13,595)       (13,943)          (449)          (514)
                                                    -----------------------------------------------------
Benefit obligation at end of year                    109,487        113,718          5,187          4,125
                                                    =====================================================

Change in Plan Assets:
Fair value of plan assets at beginning of year       230,743        192,599
Actual return on plan assets                            (343)        52,011
Employer contribution                                     77             76            449            514
Plan participants' contribution
Benefits paid                                        (13,595)       (13,943)          (449)          (514)
                                                    -----------------------------------------------------
Fair value of plan assets at end of year             216,882        230,743
                                                    =====================================================

Funded status                                        107,395        117,025         (5,187)        (4,125)
Unrecognized net actuarial loss (gain)               (59,314)       (72,951)        (2,560)        (3,703)
Unrecognized transition obligation                    (6,582)        (7,739)
Unrecognized prior service costs                         181            144         (1,828)        (2,022)
                                                    -----------------------------------------------------
Prepaid (accrued) benefit cost                       $41,680        $36,479        $(9,575)       $(9,850)
                                                    =====================================================

Weighted-average assumptions as of December 31:
Discount rate                                           6.75%          7.00%          6.75%          7.00%
Expected return on plan assets                          8.50%          8.50%
Rate of compensation increase                           4.50%          4.50%
                                                    =====================================================

For measurement purposes, an 8.18% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998. The rate was assumed to decrease gradually to 5.5% for 2007 and remain at that level thereafter.


--------------------------------------------------------------------------------
Curtiss-Wright Corporation and Subsidiaries 34

--------------------------------------------------------------------------------

                                                                     Pension Benefits            Other Benefits
                                                                 ------------------------------------------------
                                                                    1998          1997         1998          1997
                                                                 =======-----------------------====--------------
Components of Net Periodic Benefit Cost (Revenue):

Service cost                                                     $ 3,770      $  3,738         $177          $146
Interest cost                                                      7,399         7,679          335           296
Expected return on plan assets                                   (14,562)      (13,681)
Amortization of prior service cost                                   (37)            3         (193)         (167)
Amortization of transition obligation                             (1,157)       (1,157)
Recognized net actuarial loss                                       (539)          106         (145)         (213)
                                                                 ------------------------------------------------
Net periodic benefit cost (revenue)                              $(5,126)     $ (3,312)        $174          $ 62
                                                                 ================================================
                                                                                    1%                         1%
                                                                              Increase                   Decrease
                                                                 ================================================
Effect on total of services and interest cost components                          $ 68                      $ (57)
Effect on postretirement benefit obligation                                       $556                      $(476)
                                                                 ================================================

The Corporation had foreign pension costs in 1998, 1997 and 1996 under retirement plans of $367,000, $312,000 and $249,000, respectively. At December 31, 1998, approximately 33% of the plan's assets are invested in debt securities, including a portion in U.S. Government issues. Approximately 67% of plan assets are invested in equity securities.

13. Leases

Buildings and Improvements Leased to Others. The Corporation leases certain of its buildings and related improvements to outside parties under noncancelable operating leases. Cost and accumulated depreciation of the leased buildings and improvements at December 31, 1998, were $50,816,000 and $44,559,000, respectively, and at December 31, 1997, were $50,572,000 and $43,692,000, respectively.

      At December 31, 1998, the approximate future minimum rental income and commitment under operating leases that have initial or remaining noncancelable lease terms in excess of one year are as follows:

                                                 Rental                   Rental
(In thousands)                                   Income               Commitment
================================================================================
1999                                            $ 4,781                   $2,729
2000                                              4,459                    1,914
2001                                              4,218                    1,470
2002                                              2,558                    1,287
2003                                              1,379                    1,154
2004 and beyond                                  11,571                    1,866
================================================================================

Facilities Leased from Others. The Corporation conducts a portion of its operations from leased facilities, which include manufacturing and service facilities, administrative offices and warehouses. In addition, the Corporation leases automobiles, machinery and office equipment under operating leases. Rental expenses for all operating leases amounted to approximately $2,586,000 in 1998, $2,239,000 in 1997 and $2,283,000 in 1996.

14. Industry Segments

The Corporation has adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS No.
131). SFAS No. 131 establishes new standards for reporting information about operating segments


--------------------------------------------------------------------------------
                                  35 Curtiss-Wright Corporation and Subsidiaries

--------------------------------------------------------------------------------

and related disclosures about products and services and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available, such that it is evaluated regularly by the chief operating decision maker in assessing performance and allocating resources. The Corporation's chief operating decision maker is its Chairman and President. The operating segments are managed separately because each offers different products and serves different markets. The principle products and major markets of the three operating segments are described in the At a Glance section of this Annual Report.

      The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. Interest income is not reported on an operating segment basis because short-term investments and returns on those investments are aggregated and evaluated separately from business operations.

      The Corporation had one customer in the Actuation and Control Products & Services ("ACPS") segment which accounted for 16% of consolidated revenue in 1998 and 15% in 1997, but no customers which provided more than 10% of total sales in 1996.

CONSOLIDATED INDUSTRY SEGMENT INFORMATION

                                        -------------------------------------------------------------------------------------
                                                          Actuation
                                        Precision Mfg.   and Control    Flow Control
                                          Products &      Products &     Products &      Segment     Corporate   Consolidated
                                           Services        Services       Services        Total       & Other        Total
                                        =====================================================================================
Year Ended December 31, 1998:
Revenue from external customers            $105,999        $105,400        $38,014        $249,413                 $249,413
Intersegment revenues                           554                                            554                      554
Interest expense                                 78             148            253             479    $      6          485
Depreciation and amortization expense         3,792           3,608          1,246           8,646       1,015        9,661
Income tax expense (benefit)                 11,671            (240)         1,997          13,428       5,099       18,527
Segment net income (loss)                    18,213          (1,033)         3,010          20,190       8,863       29,053
Segment assets                               68,198         119,351         40,080         227,629     125,111      352,740
Expenditures for long-lived assets            6,053           2,111          2,180          10,344         298       10,642
                                        =====================================================================================
Year Ended December 31, 1997:
Revenue from external customers              95,362          97,369         26,664         219,395                  219,395
Intersegment revenues                           691                                            691                      691
Interest expense                                 78             138            171             387                      387
Depreciation and amortization expense         3,656           3,455          1,005           8,116         981        9,097
Income tax expense                            9,328             805          1,409          11,542       2,472       14,014
Segment net income                           14,932           2,116          2,161          19,209       8,676       27,885
Segment assets                               56,254          94,473         15,986         166,713     117,995      284,708
Expenditures for long-lived assets            4,838           4,675          1,244          10,757         474       11,231
                                        =====================================================================================
Year Ended December 31, 1996:
Revenue from external customers              82,615          64,623         23,298         170,536                  170,536
Intersegment revenues                           477                                            477                      477
Interest expense                                 78             134            167             379           8          387
Depreciation and amortization expense         3,533           2,956          1,037           7,526       1,420        8,946
Income tax expense (benefit)                  5,586            (565)         1,254           6,275       1,745        8,020
Segment net income (loss)                     8,958            (982)         2,234          10,210       5,899       16,109
Segment assets                               54,340          86,575         17,977         158,892     108,272      267,164
Expenditures for long-lived assets            3,573           7,571            382          11,526       2,630       14,156
                                        =====================================================================================


--------------------------------------------------------------------------------
Curtiss-Wright Corporation and Subsidiaries 36

--------------------------------------------------------------------------------

Reconciliations:                                        December 31,
                                            -----------------------------------
                                                1998          1997         1996
                                            ========---------------------------
Revenues:
Total segment revenue                       $249,413      $219,395     $170,536
Intersegment revenue                             554           691          477
Elimination of intersegment revenue             (554)         (691)        (477)
                                            -----------------------------------
    Total consolidated revenues             $249,413      $219,395     $170,536
                                            ===================================
Net Income:
Total segment net income                     $20,190      $ 19,209     $ 10,210
Rental income, net                             1,873         2,634        1,393
Investment income                              2,581         3,181        2,712
Pension income                                 3,131         2,164        2,333
Corporate and other                            1,278           697         (539)
                                            -----------------------------------
    Total consolidated profit or loss       $ 29,053      $ 27,885     $ 16,109
                                            -----------------------------------
Assets:
Total assets for reportable segments        $227,629      $166,713     $158,892
Short-term investments                        66,444        61,883       55,674
Pension assets                                43,822        38,674       35,016
Other assets                                  14,914        17,528       17,682
Elimination of intersegment receivables          (69)          (90)        (100)
                                            -----------------------------------
    Total consolidated assets               $352,740      $284,708     $267,164
                                            ===================================

                                  December 31, 1998          December 31, 1997           December 31, 1996
                               -------------------------------------------------------------------------------
                                            Long-Lived                  Long-Lived                  Long-Lived
                               Revenues(1)      Assets    Revenues(1)       Assets    Revenues(1)       Assets
                               =======================--------------------------------------------------------
Geographic Information:
United States                    $165,567     $217,668      $155,279      $201,718      $124,198      $192,405
United Kingdom                     32,320       11,454        22,842         7,405        17,631         7,654
Other foreign countries            51,526        8,093        41,274        10,464        28,707        10,171
                               -------------------------------------------------------------------------------
    Consolidated total           $249,413     $237,215      $219,395      $219,587      $170,536      $210,230
                               ===============================================================================

(1) Revenues are attributed to countries based on the location of the customer.


--------------------------------------------------------------------------------
                                  37 Curtiss-Wright Corporation and Subsidiaries

--------------------------------------------------------------------------------

QUARTERLY RESULTS OF OPERATIONS (Unaudited)

                                                                --------------------------------------------
(In thousands except per share amounts)                            First      Second       Third      Fourth
                                                                ============================================
1998 Quarters:
Sales                                                           $ 60,846    $ 59,405    $ 62,603    $ 66,559
Gross profit                                                      18,122      21,749      20,851      21,292
Net earnings                                                       6,605       7,701       6,758       7,989
Earnings per share:
    Basic earnings per common share                             $    .65    $    .76    $    .66    $    .78
    Dividends per common share                                  $    .13    $    .13    $    .13    $    .13
                                                                --------------------------------------------
1997 Quarters:
Sales                                                           $ 53,148    $ 54,412    $ 52,677    $ 59,158
Gross profit                                                      16,644      19,125      19,002      20,918
Net earnings                                                       4,955       7,050       8,076       7,804
Earnings per share:
    Basic earnings per common share                             $    .49    $    .69    $    .79    $    .77
    Dividends per common share                                  $   .125    $   .125    $   .125    $    .13
                                                                ============================================

CONSOLIDATED SELECTED FINANCIAL DATA (Unaudited)

                                                    ---------------------------------------------------------
(In thousands except per share data)                    1998        1997        1996        1995        1994
                                                    ========-------------------------------------------------
Sales                                               $249,413    $219,395    $170,536    $154,446    $155,001
Earnings before changes in accounting
    principles                                        29,053      27,885      16,109      18,169      19,547
Net earnings                                          29,053      27,885      16,109      18,169      19,303
Total assets                                         354,449     284,708     267,164     246,201     238,694
Long-term debt                                        20,162      10,347      10,347      10,347       9,047
Basic earnings per common share:
    Earnings before changes in accounting
        principles                                  $   2.85    $   2.74    $   1.59    $   1.79    $   1.93
    Net earnings                                    $   2.85    $   2.74    $   1.59    $   1.79    $   1.91
    Cash dividends                                  $    .52    $   .505    $    .50    $    .50    $    .50
                                                    =========================================================

See notes to consolidated financial statements for additional financial information.

CORPORATE DIRECTORY

Directors

Thomas R. Berner
Partner
Law firm of
  Berner & Berner, P.C.

Admiral James B. Busey IV
Admiral, U.S. Navy (Ret.)
Former President and
  Chief Executive Officer
AFCEA International

David Lasky
Chairman and President

William B. Mitchell
Former Vice Chairman
Texas Instruments Inc.

John R. Myers
Management Consultant
Former Chairman of the Board
Garrett Aviation Services

Dr. William W. Sihler
Ronald E. Trzcinski Professor
  of Business Administration
Darden Graduate School of
  Business Administration
University of Virginia

J. McLain Stewart
Director
McKinsey & Co.
Management Consultants

Officers

David Lasky
Chairman and President

Gerald Nachman
Executive Vice President

Martin R. Benante
Vice President

George J. Yohrling
Vice President

Robert A. Bosi
Vice President--Finance

Dana M. Taylor
General Counsel and Secretary

Kenneth P. Slezak
Controller

Gary J. Benschip
Treasurer


Curtiss-Wright Corporation and Subsidiaries | 38

---------------------
CORPORATE INFORMATION
---------------------

Corporate Headquarters
1200 Wall Street West
Lyndhurst, New Jersey 07071
Tel. (201) 896-8400
Fax (201) 438-5680

Annual Meeting

The 1999 Annual Meeting of Stockholders will be held on April 23, 1999 at 2:00 p.m. at the Novotel Meadowlands Hotel, One Polito Avenue, Lyndhurst, New Jersey 07071.

Stock Exchange Listing

The Corporation's common stock is listed and traded on the New York Stock Exchange. The stock transfer symbol is CW.

Common Stockholders

As of December 31, 1998, the approximate number of holders of record of common stock, par value $1.00 per share, of the Corporation was 3,926.

Stock Transfer Agent and Registrar

For services such as changes of address, replacement of lost certificates or dividend checks, and changes in registered ownership, or for inquiries as to account status, write to ChaseMellon Shareholder Services, L.L.C. at the following addresses:

      Stockholder Inquiries/Address Changes/Consolidations

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

      Direct Stock Purchase Plan

      A plan administered by the Chase Manhattan Bank is available to purchase or sell shares of Curtiss-Wright which provides a low cost alternative to the traditional methods of buying, holding and selling stock. The plan also provides for the automatic reinvestment of Curtiss-Wright dividends. For more information contact our transfer agent, ChaseMellon Shareholder Services, L.L.C. toll free at (888) 266-6793.

      Lost Certificates/Certificate Replacement

      Estoppel Department, P.O. Box 3317,
      South Hackensack, NJ 07606

      Certificate Transfers

      Stock Transfer Department, P. O. Box 3312,
      South Hackensack, NJ 07606

Please include your name, address, and telephone number with all correspondence. Telephone inquiries may be made to (800) 416-3743. Foreign (201) 329-8660. Hearing impaired (800) 231-5469. Internet inquiries should be addressed to http://www.chasemellon.com

Investor Information

Investors, stockbrokers, security analysts, and others seeking information about Curtiss-Wright Corporation should contact Robert A. Bosi, Vice
President--Finance, or Gary J. Benschip, Treasurer, at the Corporate Headquarters, telephone (201) 896-1751.

Internet Address

Use http://www.curtisswright.com to reach the Curtiss-Wright home page for information about Curtiss-Wright on the World Wide Web.

Financial Reports

This Annual Report includes most of the periodic financial information required to be on file with the Securities and Exchange Commission. The company also files an Annual Report on Form 10-K, a copy of which may be obtained free of charge. These reports, as well as additional financial documents such as quarterly shareholder reports, proxy statements, and quarterly reports on Form 10-Q, may be obtained by written request to Gary J. Benschip, Treasurer, at Corporate Headquarters.

Common Stock Price Range
                              --------------------------------------------------
                                                1998                        1997
                              ==================================================
                                  High           Low          High           Low
                              --------------------------------------------------
First Quarter                 $39.1875      $33.8125      $28.1875      $24.7500
Second Quarter                 41.8750       38.1250       31.1250       26.7500
Third Quarter                  48.3750       39.1875       39.8750       29.0938
Fourth Quarter                 39.5000       33.0625       39.2500       36.1250
                              --------------------------------------------------

Dividends
                              --------------------------------------------------
                                                     1998                   1997
                              ==================================================
First Quarter                                   $   0.130              $   0.125
Second Quarter                                  $   0.130              $   0.125
Third Quarter                                   $   0.130              $   0.125
Fourth Quarter                                  $   0.130              $   0.130
                              --------------------------------------------------

Design: Waters Design Associates, Inc. New York City

[LOGO]

CURTISS-WRIGHT CORPORATION
1200 Wall Street West
Lyndhurst, New Jersey 07071

             CW
           Listed
            NYSE
THE NEW YORK STOCK EXCHANGE