Form 10-K, Exhibit 13
period 1999-12-31
CURTISS WRIGHT CORP
filed 2000-03-20
CIK 26324

[LOGO]

                                                              ANNUAL =
REPORT

                                                                  1999

                                                                        =
    ----
                                                                        =
    1995
                                                                        =
--------
                                                                       =
1996
                                                                   =
------------
                                                                  1997
                                                                 =
---------------
                                                             1998
                                                            =
--------------------
                                                       1999
                                                       =
-------------------------
                                                       FIVE YEARS OF =
GROWTH

--------------------------
CURTISS-WRIGHT CORPORATION
--------------------------

is a diversified global provider of highly engineered products and = services to the Motion Control, Flow Control and Metal Treatment industries. The = firm employs approximately 2,270 people. More information on Curtiss-Wright = can be found on the Internet at www.curtisswright.com

       CONTENTS

1   |  Financial Highlights

2   |  Letter to Stockholders

5   |  Note from the Chairman

6   |  At a Glance

8   |  Motion Control

10  |  Metal Treatment

12  |  Flow Control

14  |  Quarterly Results of Operations

14  |  Consolidated Selected Financial Data

14  |  Forward-Looking Statements

15  |  Management's Discussion and Analysis of
       Financial Condition and Results of Operations

18  |  Report of the Corporation

18  |  Report of Independent Accountants

19  |  Consolidated Financial Statements

23  |  Notes to Consolidated Financial Statements

36  |  Corporate Directory and Information

                               [GRAPHIC OMITTED]

FINANCIAL HIGHLIGHTS

                                                           =
-------------------------------------------------=20
(Dollars in thousands, except per share data; unaudited)       1999     =
         1998               1997
------------------------------------------------------------------------=
------------------------------------
                                                                        =
                                    =20
Performance:

Sales                                                      $   293,263  =
      $   249,413        $   219,395=20
Earnings before interest, taxes,
     depreciation and amortization                         $    77,462  =
      $    57,726        $    51,383
Net earnings                                               $    39,045  =
      $    29,053        $    27,885
Normalized net earnings                                    $    =
34,042(1)     $    27,817(1)     $    27,885
Diluted earnings per common share                          $      3.82  =
      $      2.82        $      2.71
Normalized diluted earnings per share                      $      3.33  =
      $      2.70        $      2.71
Return on sales                                                   13.3% =
             11.6%              12.7%
Return on assets                                                  10.6% =
              9.1%              10.1%
Return on average stockholders' equity                            16.0% =
             13.4%              14.4%
New orders                                                 $   295,709  =
      $   232,217        $   259,260
Backlog at year-end                                        $   212,820  =
      $   198,297        $   149,201
------------------------------------------------------------------------=
------------------------------------
Year-End Financial Position:                              =20

Working capital                                            $   124,438  =
      $   130,763        $   132,751
Current ratio                                                 3.2 to 1  =
         2.9 to 1           4.4 to 1
Total assets                                               $   387,126  =
      $   352,740        $   284,708
Stockholders' equity                                       $   258,355  =
      $   229,593        $   204,853
Stockholders' equity per common share                      $     25.73  =
      $     22.53        $     20.13

Other Year-End Data:                                      =20

Depreciation and amortization                              $    12,864  =
      $     9,661        $     9,097
Capital expenditures                                       $    19,883  =
      $    10,642        $    11,231
Shares of common stock outstanding                          10,040,250  =
       10,190,790         10,175,140
Number of stockholders                                           3,854  =
            3,926              4,142
Number of employees                                              2,267  =
            2,052              1,884
------------------------------------------------------------------------=
------------------------------------
Dividends per Common Share                                 $       .52  =
      $       .52        $      .505
------------------------------------------------------------------------=
------------------------------------

(1) Earnings are adjusted to exclude the effects of the environmental insurance settlements and consolidation costs associated with its =
Motion
      Control business segment.

FINANCIAL HIGHLIGHTS

   1995-1999

                               [GRAPHIC OMITTED]

   [The following table was depicted as a line graph in the printed = material.]

Sales/Backlog
(in thousands)

               95        96        97        98        99
Sales                                               $393,783
Backlog                                             $313,879

                               [GRAPHIC OMITTED]

   [The following table was depicted as a line graph in the printed = material.]

Operating Income/Net Earnings
(in thousands)

                           95        96        97        98        99

Operating Income                                                $51,137
Net Earnings                                                    $35,046

                               [GRAPHIC OMITTED]

   [The following table was depicted as a line graph in the printed = material.]

Return on Equity
(percentage)

               95        96        97        98        99
                                                      16.8%


                                 CURTISS-WRIGHT CORPORATION AND =
SUBSIDIARIES | 1

-------------------
TO OUR SHAREHOLDERS
-------------------

In 1999, Curtiss-Wright enjoyed its most profitable year since 1981. = Net earnings increased 34% from 1998 (22% in normalized net earnings) on a = sales increase of 18%.

Since 1995, Curtiss-Wright has achieved a compound annual growth rate = of 17% in sales and 25% in normalized operating income. The fact that our profits = grew even faster than our sales is particularly significant in our view. = This performance helped place us on Forbes magazine's list of America's 200 = Best
Small Companies for 1999. Of course, the Forbes ranking was based on = more than growth and profitability over the past five years. There were also = subjective considerations, such as "forthrightness and clarity in the presentation = of investor information." We are honored by Forbes' evaluation and will = strive to continue to increase sales while producing superior profits and to = maintain that level of quality in our communications to you.

Balanced Growth

The accompanying pie chart reflects our current sales mix, fully = recognizing acquisitions made during 1999. It illustrates the balance among our = three business segments: Motion Control, Metal Treatment and Flow Control. = Five years ago, our aerospace businesses were vulnerable to the cyclicality of new commercial aircraft production rates, and our valve products were = serving markets with low growth prospects. We were not pleased with our = vulnerability in these areas, and initiated diversification activities.

Today, Curtiss-Wright is diversified in a way that benefits our = financial performance and improves our growth prospects. With three business = segments that all have profitable growth opportunities, we are now better positioned = to create more value for our shareholders. Our strong balance sheet allows us to = invest in internal growth initiatives, make selective acquisitions and maintain a = steady course through weak economic cycles.

Flow Control

In 1999, we positioned our Flow Control business for future growth by = acquiring the Farris Engineering pressure-relief valve product line. Farris is = one of the world's leading manufacturers of spring-loaded and pilot-operated pressure-relief valves for use in processing facilities including = refineries, petrochemical/chemical


2 | CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

Today, Curtiss-Wright is diversified in a way that benefits our = financial performance and improves our growth prospects.

plants and pharmaceutical manufacturing operations. One purpose of = acquiring such a well-established provider to the processing industry was to = introduce our existing valve product lines to that market. The strengths of Farris in = the industrial markets complement Curtiss-Wright Flow Control's established = position in the nuclear area, and the combined business can better serve both = markets on a global basis with a broader product line, an improved distribution = system and superior engineering capabilities.

Aircraft Production Rates

With the growth of our aerospace overhaul and repair business and the acquisition of Curtiss-Wright Drive Technologies, aircraft production = rates are no longer the determining factor for our financial performance. Well = over one-third of our aerospace sales are now to the aftermarket. While = Boeing, our largest customer, is forecasting a significant reduction in aircraft = shipments in 2000, we expect our Boeing-related sales to be down only about 10%, = or $5 million. One factor directly insulating us from the general turndown in = Boeing's production rates is a new contract to be performed over the next = several years to supply torque limiter kits for trailing-edge wing-flap actuation = systems on
Boeing 757 aircraft. More importantly, the decline in Boeing volume = represents less than 2% of Curtiss-Wright's total sales and will be more than = offset by additional sales in other areas of the Company.

This reduction of dependency on the commercial aircraft build rates is = exactly what we were determined to accomplish through the diversifica tion = activities initiated five years ago. It has been accomplished through both = acquisitions and internal development programs. Our anticipated growth and profitability = during the upcoming cyclical downturn of this portion of the aerospace sector = will validate our strategy.

Cost Reductions

As a result of actions taken during 1999, we have significantly reduced = our cost of manufacturing actuation and control products. Anticipating the = downturn in
Boeing production, in late 1998 we decided to consolidate our =
Fairfield, New

                            Sales by Business Segment

------------------------------------------------------------------------=
--------

   [The following table was depicted as a pie chart in the printed = material.]

                               [GRAPHIC OMITTED]

                                  Flow Control

                                Metal Treatment

                                 Motion Control

------------------------------------------------------------------------=
--------

                                Sales by Industry
------------------------------------------------------------------------=
--------

   [The following table was depicted as a pie chart in the printed = material.]

                               [GRAPHIC OMITTED]

                                     Marine

                               Military Aerospace

                                  Agriculture

                                   Automotive

                              Commercial Aerospace

                             Construction & Mining

                                Oil & Petroleum

                                     Other

                                Power Generation

                                 Transportation

                             Non-Aviation Military

                                     Rescue

------------------------------------------------------------------------=
--------


                                 CURTISS-WRIGHT CORPORATION AND =
SUBSIDIARIES | 3

                                [PHOTO OMITTED]

                                   David Lasky
                      Chairman and Chief Executive Officer

                                [PHOTO OMITTED]

                                Martin R. Benante
                      President and Chief Operating Officer

 ...aircraft production rates are no longer the determining factor for = our financial performance.

Jersey, manufacturing operations into our Shelby, North Carolina, = facility. In
1999, $3.8 million in pretax expenses associated with this = consolidation were incurred. The consolidation is now complete; the Fairfield facility is = up for sale, and the profitability of our aerospace actuation product line = will improve.

Metal Treatment

New facilities are an important part of our plan to expand shot-peening operations globally to tap markets we find attractive. We intend to = continue to grow our heat-treating services through acquisition. Through these = efforts we will be expanding the 37-facility metal treatment network we now have = around the world.

The impressive trend in sales and profit growth our Metal Treatment = business segment had been establishing over the past several years was = interrupted in
1999 by a slowdown in several markets, most notably aerospace, oil = tool, agriculture and construction machinery. Profitability also was limited temporarily by start-up costs associated with several new shot-peening facilities.

Outlook

In the past year, we have made great progress in establishing = Curtiss-Wright as a growth company. Having achieved a significant measure of global = diversity in our revenue and customer base, and a balance among our business = segments, we face the future with confidence. We recognize and appreciate the = dedication and hard work of all the Curtiss-Wright employees who have worked = tirelessly to set new standards of excellence and increase the value of their Company.

Sincerely,


/s/ David Lasky                            /s/ Martin R. Benante

David Lasky                                Martin R. Benante
Chairman and Chief Executive Officer       President and Chief =
Operating Officer

February 3, 2000


4 | CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

Note from the Chairman

It is now 38 years since I joined Curtiss-Wright. I have seen the = Company transformed from a shrinking entity, overly dependent on one business, = to a vibrant, growing, multi-sector enterprise with an enviable record of profitability. That transformation has been the result of the efforts = of a unique group of very talented people who have given of themselves to = the utmost.

I will retire as Chairman and Chief Executive Officer of Curtiss-Wright following the Annual Meeting of Stockholders. I do so with the = knowledge that the Company will be in the very capable hands of Marty Benante, your = President and Chief Operating Officer, and the other key executives of the = Company. I am confident that they will lead Curtiss-Wright to new heights of = performance.

Marty was appointed to his current position in April of last year. He = is a career employee of Curtiss-Wright and has held positions of increasing responsibility since joining the Company in 1978.

As for myself, I expect to continue to serve on the Company's Board of = Directors and, along with the other members, to support the management team at Curtiss-Wright.

I deeply appreciate the opportunity I have been given to serve the =
Company.
Thank you for your support.


                                                               /s/ =
David Lasky

                                                               David =
Lasky


                                 Curtiss-Wright Corporation and =
Subsidiaries | 5

Curtiss-Wright's three business segments serve many markets.
AT A GLANCE
[PHOTO OMITTED]
Motion Control

Keeping the world in motion.

                               [GRAPHIC OMITTED]

                                                 [PHOTO OMITTED]
                                                 Flow Control

                                                 The leader in valve =
technology.

Curtiss-Wright is diversified across three business segments with a = fairly equal sales distribution. While about half of our sales are related to the = aerospace industry, the balance of our activity is spread over a number of = markets. Even within aerospace, however, our operations have expanded. In addition to = being a supplier of products and services for OEM applications tied to the = production of new aircraft, we now provide overhaul and repair services to a global = customer base.

Sales generated from services are about equal to those generated from manufactured products. Our activities in the aftermarket have grown, = and we have expanded globally as measured by both our customer base and our = facility locations.

Curtiss-Wright is now diversified in many aspects and is no longer = dependent on any one customer or exposed to the cyclicality of any single market = segment.


6 | CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

                               [GRAPHIC OMITTED]

AT A GLANCE

Metal Treatment

We offer a wide variety of quality services.

                             =
------------------------------------------------------------------------=
-----------------
                             PRODUCTS & SERVICES                        =
              MAJOR MARKETS                   =20
------------------------------------------------------------------------=
----------------------------------------------
                                                                        =
METAL TREATMENT              Among the approximately 50 services we =
provide are:      Aerospace Manufacturing         =20
                                                                        =
              Automotive Manufacturing        =20
                             Aluminum/Nonferrous Treating               =
              Metalworking Industries         =20
                             Annealing/Stress Relieving                 =
              Oil and Gas Drilling/Exploration=20
                             Austempering/Brazing                       =
              Power Generation                =20
                             Blast Cleaning                             =
              Jet Engine Manufacturing        =20
                             Carbonitriding/Nitriding                   =
              Agricultural Equipment          =20
                             Carbon Restoration/Carburizing             =
              Transportation                  =20
                             Cryogenic Treatments                       =
              Construction and Mining         =20
                             Deburring                                  =
             =20
                             Edge, Vibratory and Superfinishing
                             Engineering and Field Services
                             Fabrication of Machinery, Tooling,
                                Parts and Supplies
                             Fatigue and Physical Testing
                             Flame, Induction and
                                Precipitation Hardening
                             Marquenching/Normalizing
                             Nondestructive Testing
                             Painting/Plating
                             Shot-Peening
                             Shot-Peen Forming
                             Straightening
                             Texturizing
                             Vacuum Treatments
                             Valve Reed Manufacturing
------------------------------------------------------------------------=
----------------------------------------------
MOTION CONTROL               Control and Actuation                      =
              Aerospace Manufacturing           =20
                                Components and Systems                  =
              Commercial Airlines               =20
                             Aerospace Overhaul Services                =
              Airfreight Haulers                =20
                             Hydropneumatic Suspension Systems          =
              Military Air Forces               =20
                             Electromechanical Drives and Systems       =
              Military Vehicle Manufacturing    =20
                             Electrohydraulic Drives and Systems        =
              Railway Car Manufacturing         =20
                             Rescue Tools                               =
              Diesel Engine Manufacturing       =20
                                                                        =
              Rescue Tool Industry              =20
------------------------------------------------------------------------=
----------------------------------------------
FLOW CONTROL                 Military and Commercial                    =
              U.S. Navy Propulsion Systems  =20
                                Nuclear/Nonnuclear Valves (globe,       =
              U.S. Navy Shipbuilding        =20
                                gate, control, safety, solenoid and =
relief)           Nuclear Power Plants          =20
                             Fluid Power Products and Systems           =
              Petrochemical/Chemical Industry
                             Valve Overhaul and Repair                  =
              Entertainment Industry        =20
                             Engineering, Inspection and Testing =
Services             Petroleum Production/Refining =20
                             Air-Driven Hydraulic Pumps and             =
              Pharmaceutical Industry       =20
                                Gas Boosters                            =
              Industrial Gases Industry     =20
                                                                        =
              Automotive/Truck Industry     =20
                             =
------------------------------------------------------------------------=
-----------------


                                 CURTISS-WRIGHT CORPORATION AND =
SUBSIDIARIES | 7

CAPABILITIES

                                                            [GRAPHIC =
OMITTED]
                                                            New =
Capabilities

                                                Providing stabilizing =
and aiming
                                              systems for military =
vehicles is a
                                                      new market we now =
service.

                               [GRAPHIC OMITTED]

                                                            [GRAPHIC =
OMITTED]
                                                            The =
Aftermarket

                                              We have built a business =
providing
                                               aerospace maintenance, =
repair and
                                                              overhaul =
services.

MOTION CONTROL

Curtiss-Wright's formidable capabilities in motion control have evolved = from its base business as a supplier of actuation and control components for the = movement of aircraft surfaces, such as wing flaps and cargo and weapons bay = doors. Our largest commercial programs include numerous Boeing commercial aircraft = such as the next-generation 737, 747, 767 and 777 platforms. Two of our largest = military programs are the Lockheed Martin F-16 Fighting Falcon as well as the = F-22
Raptor, both of which contain Curtiss-Wright proprietary designs for = the secondary flight control and utility actuation systems.

Maintenance, repair and overhaul (MRO) of aerospace components has = become a more important part of this business segment. We repair and overhaul not = only parts we manufacture but also parts produced by others, and we have grown = these MRO operations into a $50 million business. MRO services are provided at = four locations, serving more than 550 airlines and airfreight haulers. = Having a vital
MRO operation significantly broadens our scope beyond the initial = production of an aircraft to encompass the entire life cycle. It also takes advantage = of the aging of aircraft fleets and the growing trend of outsourcing MRO = services.

Our recent acquisition of Curtiss-Wright Drive Technologies (CWDT), = based in
Switzerland, expanded our motion control markets beyond aerospace. We = now have sophisticated

                               [GRAPHIC OMITTED]


8 | CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

[GRAPHIC OMITTED]
New Programs

We will be providing three actuation systems for the F-22.

Our Motion Control business has expanded from being only a supplier of = aerospace
OEM components.

applications for armored-vehicle turret aiming stabilization and = suspension systems. We also provide technology and products for railway tilting = systems as well as fuel-injection controls for diesel engine applications. CWDT is = a Swiss company with customers throughout Europe.

Growth Opportunities

In addition to expanding MRO opportunities, we participate in two = military programs that are in their initial production stages: the V-22 Osprey = vertical takeoff and landing craft, and the F-22 Raptor advanced tactical = fighter. If these programs continue forward in the numbers currently under = consideration, they will be significant to Curtiss-Wright in the future.

We continue to work on development programs for new aircraft. In 1999, = we signed a teaming agreement with Moog Inc. to pursue actuation system = opportunities on the Joint Strike Fighter (JSF) program. This strategic alliance allows = both companies to offer their core competencies and capabilities for the = advanced technology JSF program at the best overall value and lowest risk. The = JSF is the next-generation, multirole jet fighter for the United States and Great = Britain.
It will be based on a common aircraft platform that can be used by more = than one branch of the armed services. Boeing and Lockheed Martin are currently = competing to be the prime contractor for the 3,000 aircraft projected to be = produced.

We are currently introducing CWDT's technologies and product lines to = the U.S.
land-based military and aerospace markets, where they have had only = limited exposure so far. Curtiss-Wright's long-standing reputation as a = military supplier will facilitate this process.

                               [GRAPHIC OMITTED]

THE LAST FIVE YEARS
   (1995-1999)

The sales for the period benefited from increased production of = commercial aircraft, the growth of our maintenance, repair and overhaul = operations, and our movement into new markets.

   [The following table was depicted as a line chart in the printed = material.]

              95                                         $ 50,677

              96                                         $ 64,623

              97                                         $ 97,369

              98                                         $105,400

              99 ................................        $124,155


                                 CURTISS-WRIGHT CORPORATION AND =
SUBSIDIARIES | 9

EXPANDING

                                                [GRAPHIC OMITTED]
                                                Wing Skins

                                                Shot-peen forming is =
used to put
                                                the curvature in wing =
skins.

                               [GRAPHIC OMITTED]

METAL TREATMENT

Curtiss-Wright is considered the technological leader in shot-peening = and shot-peen forming metal treatment services. Our global network of 37 = regional facilities, covering most of North America and many of the major = markets in
Europe, is unmatched by any other supplier of these services. Short = turnaround time is an important customer requirement, and our well-placed regional facilities enable us to meet that need.

While half of our metal treatment business relates to the aerospace = industry
(both original production and aftermarket), the balance is diversified = across a number of markets, including automotive, in which we have

                               [GRAPHIC OMITTED]


10 | CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

[GRAPHIC OMITTED]
Applications

Shot-peening is diverse in its product applications.

[GRAPHIC OMITTED]
Diverse Markets

Agricultural equipment is only one of the many markets we serve.

Curtiss-Wright is the largest independent provider of shot-peening = services.

 an active base of over 5,000 customers. While the level of metal = treatment services we provide directly to Boeing is not significant, many of = Boeing's suppliers are our customers, and they have been feeling the effects of = curtailed production schedules. To some extent, these will be offset by an = increase in production scheduled for the Airbus programs in 2000. We provide metal = treatment services for engine, landing gear, actuation systems, wheel and brake = components and wing skins for commercial, military and business aircraft. Overall, = the outlook for the aerospace segment of our Metal Treatment business in = 2000 is good.

Growth Opportunities

We have identified attractive markets into which we should expand our = network of shot-peening facilities, and we plan to step up our rate of = establishing new locations in the years ahead. In addition, 6 of our 37 facilities also = offer heat-treating services, and we want to expand our heat-treating = operation into a broad network. We will continue our plan to accomplish this through a = program of selective acquisitions.

Internally, we are advancing our technological capabilities. We have = developed a robotic shot-peening machine that we are introducing to several of our facilities. The machine offers significantly shorter setup times and = will improve customer turnaround times. In conjunction with Lawrence = Livermore
National Laboratory, we are developing applications for the new = technology of laser peening.

THE LAST FIVE YEARS
(1995-1999)

We have realized the benefits of diversification in our Metal Treatment = business segment. Sales growth leveled off in 1999 as slowdowns in some of our = served markets were offset by growth in other areas.

   [The following table was depicted as a line chart in the printed = material.]

                    95                       $ 74,458

                    96                       $ 82,615

                    97                       $ 95,362

                    98                       $105,999

                    99                       $104,143


                                CURTISS-WRIGHT CORPORATION AND =
SUBSIDIARIES | 11

OPPORTUNITIES

                               [GRAPHIC OMITTED]

[GRAPHIC OMITTED]
Nuclear Marine Market

We will continue our commitment to support the U.S. Navy's nuclear = fleet.

[GRAPHIC OMITTED]
Systems Management

An industry focus today is on systems that manage the entire flow = control process.

FLOW CONTROL

Our flow control business is well-known for its highly engineered, = leakless valves for nuclear power generation applications. We improved our = distribution capabilities to the nuclear industry and the breadth of our product = line with the acquisition of Enertech in 1998. We now not only manufacture our = own products but also distribute complementary products of others to the = commercial nuclear industry. In 1999, we acquired Farris Engineering, a supplier = of pressure-relief valves to the process industry. We significantly = expanded our market reach to include the chemical, oil and gas, and pharmaceutical industries. This expanded our product line and opened a new = distribution channel to these additional

                               [GRAPHIC OMITTED]


12 | CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

[GRAPHIC OMITTED]
Capabilities

Our welding capability is one of the key components of our leakless = valve technology.

Our actions have significantly expanded our product lines and served = markets.

markets for our traditional valves. Our leakless valve technology has performance advantages in nonnuclear applications as well, and the = Farris addition improves our access to those opportunities.

As we have expanded our Flow Control business, we have maintained our = strong support relationship with the U.S. Navy. During the recent decline in = the construction rate of nuclear submarines, we have kept in place the = manufacturing and testing capabilities required to support Navy programs while other = suppliers have chosen to curtail their participation or exit this area entirely. = We have taken advantage of this situation to expand our sales to this market. = We have made a long-term commitment to what has been and will continue to be an important market for us.

Growth Opportunities

The market for our type of high-end technology in the flow control = arena is growing, and we are developing products that apply our valve technology = to areas beyond our traditional applications. We also see more demand for = management systems for flow control processes, which make use of smart-valve = technology that not only regulates flow but also gathers information, transmits it = to a data collection center for evaluation, and receives and executes = instructions for adjusting control settings. Our valve designs are uniquely suited = to serve this demand.

Opportunities for growth exist within our naval markets. Growing = concern over maintaining minimum force requirements is driving consideration of = accelerating construction of new nuclear submarines to replace retiring vessels. In = addition, we now are providing an unprecedented degree of technical support to = the U.S.
Navy. We also are developing valves with materials of construction that = offer superior resistance to corrosion from sea water, and are developing = shipboard flow control systems that reduce manning requirements.

THE LAST FIVE YEARS
   (1995-1999)

Our acquisition program generated sales growth in our Flow Control = segment as we broadened both our product line and the markets we participate in.

   [The following table was depicted as a line chart in the printed = material.]


                     95                        $23,792

                     96                        $23,298

                     97                        $26,664

                     98                        $38,014

                     99 ....................   $64,965


                                CURTISS-WRIGHT CORPORATION AND =
SUBSIDIARIES | 13

QUARTERLY RESULTS OF OPERATIONS (Unaudited)

                                           =
-------------------------------------------------------
(In thousands, except per share amounts)      First         Second      =
   Third          Fourth
------------------------------------------------------------------------=
--------------------------
                                                                        =
                         =20
1999 Quarters:

Sales                                      $   70,350     $   70,195    =
 $   69,009     $   83,709
Gross profit                                   25,018         24,680    =
     23,881         28,832
Net earnings                                    7,982          8,279    =
     13,985          8,799
Earnings per share:
     Basic earnings per common share       $      .79     $      .82    =
 $     1.38     $      .87
     Diluted earnings per common share     $      .78     $      .79    =
 $     1.38     $      .87
Dividends per common share                 $      .13     $      .13    =
 $      .13     $      .13
------------------------------------------------------------------------=
--------------------------
1998 Quarters:

Sales                                      $   60,846     $   59,405    =
 $   62,603     $   66,559
Gross profit                                   18,122         21,749    =
     20,851         21,292
Net earnings                                    6,605          7,701    =
      6,758          7,989
Earnings per share:
     Basic earnings per common share       $      .65     $      .76    =
 $      .66     $      .78
     Diluted earnings per common share     $      .64     $      .75    =
 $      .66     $      .77
Dividends per common share                 $      .13     $      .13    =
 $      .13     $      .13
------------------------------------------------------------------------=
--------------------------

Net earnings for the third quarter of 1999 includes a net insurance = settlement of $7,354,000 or $0.72 per diluted share.

CONSOLIDATED SELECTED FINANCIAL DATA (Unaudited)

                                           =
------------------------------------------------------------
(In thousands, except per share data)        1999         1998         =
1997         1996         1995
------------------------------------------------------------------------=
-------------------------------
                                                                     =
                                 =20
Sales                                      $293,263     $249,413     =
$219,395     $170,536     $154,446
Net earnings                                 39,045       29,053       =
27,885       16,109       18,169
Total assets                                387,126      352,740      =
284,708      267,164      246,201
Long-term debt                               34,171       20,162       =
10,347       10,347       10,347
Basic earnings per common share:           $   3.86     $   2.85     $  =
 2.74     $   1.59     $   1.79
     Diluted earnings per common share     $   3.82     $   2.82     $  =
 2.71     $   1.58     $   1.79
     Cash dividends                        $    .52     $    .52     $  =
 .505     $    .50     $    .50
------------------------------------------------------------------------=
-------------------------------

See notes to consolidated financial statements for additional financial information.

FORWARD-LOOKING STATEMENTS

This Annual Report contains not only historical information but also forward-looking statements regarding expectations for future company performance. Forward-looking statements involve risk and uncertainty. = Please refer to the Company's 1999 Annual Report on Form 10-K for a discussion = relating to forward-looking statements contained in this Annual Report and = factors that could cause future results to differ from current expectations.


14 | CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS:

Curtiss-Wright Corporation continued to build on improving sales and =
operating
performance in 1999. Sales for the year totaled $293.3 million, =
reflecting an
18% increase over 1998 sales of $249.4 million and 34% above 1997 sales =
of
$219.4 million. Operating income, in the aggregate, increased 41% from =
$36.3
million in 1998 to $51.2 million in 1999. Net earnings for the = Corporation increased to $39.0 million, or $3.82 per diluted share for 1999, 34% = above 1998 net earnings of $29.1 million, or $2.82 per diluted share and 40% above = 1997 net earnings. New orders received in 1999 totaled $295.7 million, = increasing 27% and
14% compared with orders received in 1998 and 1997, respectively. =
Backlog at
December 31, 1999 stands at $212.8 million compared with $198.3 at =
December 31,
1998 and $149.2 million at December 31, 1997.

Included in the 1999 performance was the benefit of a major settlement = of litigation against an insurance carrier for the recovery of = environmental remediation costs. The settlement, net of taxes, associated litigation = expenses and amounts recognized for additional related environmental costs, = added $7.4 million or $.72 per diluted share to net earnings for the year. The = Corporation recognized other insurance claim proceeds in late 1998, which added = $1.7 million or $.17 per diluted share to net earnings of that year. Also = significantly impacting 1999 earnings were costs associated with the consolidation of operations within the Motion Control business segment, which reduced = net earnings by $2.3 million or $.23 per diluted share. Absent the = settlement and consolidation costs, net earnings for 1999 were $34.0 million or $3.33 = per diluted share, 17% above those of 1998.

Increases in operating income and net earnings, sales, new orders and = backlog for 1999 largely reflect the recent acquisitions made by the = Corporation. Since
April 1998, the Corporation has acquired six new businesses; Alpha Heat Treaters, Enertech, Drive Technology, Metallurgical Processing, Farris Engineering and Sprague. In the aggregate, these businesses had sales = in 1999 of
$59.9 million. Acquisitions are discussed further in Note 2 to the =
Consolidated
Financial Statements, and in the Segment Performance section below.

Sales increases for 1998, as compared with 1997, occurred in all of the Corporation's business operating segments. Sales from acquisitions = (Enertech, acquired on July 31, 1998 and Alpha Heat Treaters acquired on April 30, =
1998)
augmented this increase. Net earnings for 1998, as compared with 1997, = were impaired by the high level of additional charges for anticipated losses = on military development programs, inventory adjustments and costs related = to the consolidation of manufacturing operations within the Motion Control = business segment, as detailed in the Segment Performance section below. In the = aggregate,
1998 net earnings were reduced by $3.9 million or $.38 per share as a = result of these charges. Offsetting those charges was the aforementioned = recognition in
1998 of insurance claims proceeds. The 1997 earnings results included a = one-time gain from the sale of excess real estate which, after the benefit of a capital-loss carryforward, added $2.0 million or $.20 per share. Net = earnings for 1997 had also been impacted by losses caused by significant = overruns on military actuation development contracts.

SEGMENT PERFORMANCE

Motion Control

The Corporation's Motion Control segment posted sales of $124.2 million = for
1999, 18% above sales reported for the prior year. Higher sales largely = reflect the acquisition of Drive Technology on December 31, 1998. Sales of = commercial aircraft actuation products also improved for 1999 over those of the = prior year, reflecting Boeing's increased production levels for commercial = aircraft. Net earnings, which totaled $5.2 million in 1999, also benefited from cost = and performance improvements for these programs. Sales for aircraft = component overhaul and repair services improved slightly for 1999 in comparison = with the prior year, but sales of military aircraft actuation products declined.

Net earnings for the Motion Control segment were impacted in 1999 by = substantial one-time costs associated with the consolidation of its manufacturing = operations into its expanded Shelby, NC facility and with the move of certain = overhaul and repair services to a new location in Gastonia, NC. Expenses related to = the consolidation activities, including costs related to the previously = announced shutdown of our Fairfield, NJ facility, totaled approximately $3.8 = million in
1999, as compared to $.9 million in 1998. Discussions are currently = underway for the sale of this property.

Public information indicates that Boeing's scheduled delivery rate of = commercial aircraft will be down significantly in the year 2000. Estimates are for deliveries of 480 aircraft, which would represent a decline in excess = of 22%
from the 1999 level of 620 planes.


                                CURTISS-WRIGHT CORPORATION AND =
SUBSIDIARIES | 15

While Boeing is an important and valued customer, the acquisitions and = internal development activities of the Corporation over the past several years = in other business areas have reduced the potential impact of the production = cycles of the commercial aircraft market on overall sales. Additionally, in 1999 the Corporation was awarded a new Boeing contract for the retrofit of = Boeing 757 aircraft torque limiters. The potential for generating additional = revenue also exists to the extent the Corporation provides the associated = installation service through its maintenance, repair and overhaul operations. Taking = only these additional retrofit production sales into consideration, it is = estimated that the reduction in sales to Boeing of original equipment will = represent less than 2% of the Corporation's total sales in 2000.

Motion Control posted a sales increase of 8% for 1998 when compared = with 1997.
This primarily reflected the increasing level of original equipment = manufactured
(OEM) products for Boeing. However, during 1998 the segment experienced = a number of cost and efficiency issues. In addition, inventory write-offs, book-to-physical and valuation adjustments severely impacted profits = for this segment. In the aggregate, accounting adjustments, cost overruns on = military development contracts and costs related to the consolidation of = manufacturing operations resulted in a charge to net earnings of $3.9 million or $.38 = per share in 1998. Sales of military actuation products for 1998 were = slightly below those of 1997 as sales resulting from the completion of "safety of = flight" testing on F-22 components early in 1998 were offset by the end of an = F-16 shaft retrofit contract and lower foreign military sales. Sales of component = overhaul services to foreign regions, while slightly below expectations, were = steady in
1998 and above 1997 levels. During 1998, the Corporation's sales of = component overhaul and repair services in the aggregate improved 7% compared with = the prior year.

Metal Treatment

The Corporation's Metal Treatment segment reported sales of $104.1 = million in
1999, slightly lower than the record sales for metal treatment services = in 1998 of $106.0 million. This segment has felt several of its primary markets = soften in 1999. Services for industrial, agricultural and certain aerospace = customers have declined in comparison with the prior year. Sales of heat treating = services benefited from the acquisition of Metallurgical Processing in June 1999 = and improved slightly despite a significant decline in oil tool market = activity.

Net earnings in 1999 of $14.4 million for Metal Treatment were = significantly below those of 1998, reflecting lower sales and margins and increased = operating expenses. Operating expenses for 1999 included costs for facility = expansions, taking place in both North America and Europe. Three of this segment's operations relocated into larger facilities and incurred higher = operating costs and temporary start-up costs as a result.

The Metal Treatment business had shown an 11% sales improvement in 1998 = over
1997, reflecting increases in aerospace, oil tool, petrochemical and = other industrial markets, worldwide. In addition, 1998 sales benefited from contributions of an additional heat-treating facility in York, = Pennsylvania that was acquired in April 1998. Sales improvements also reflected newly = opened facilities in Belgium, Germany, England and Kansas. 1998 net earnings = for the segment increased from 1997 by $3.3 million or 22% to $18.2 million. = This increase reflected improved sales in traditional markets, growth in = producing flapper valve components, lower overhead costs and a reduction in = start-up costs of new facilities. Sales and net earnings for 1997 were also = particularly strong as the result of a worldwide improvement in aerospace applications, = including peen-forming of wingskins for commercial, regional and business = aircraft and other metal treatment services for engine components and other aircraft = parts.

Flow Control

The Corporation's Flow Control segment produced substantially higher = sales and improved earnings in 1999, as compared with 1998. Sales of $65.0 = million were
71% above those of 1998, reflecting the acquisitions of Enertech in = July 1998 and the Farris and Sprague business units in August 1999. Sales = improvements for the year also reflect additional U.S. Navy valve business resulting = from contracts received in 1998. Net earnings of $3.6 million in 1999 = benefited from the recent acquisitions, which offset higher administrative expenses = during the year.

The Flow Control segment posted increases in sales and net earnings of =
43% and
39% in 1998. These increases largely reflected the acquisition of =
Enertech. In
1998, sales of commer- cial valve products increased as a result of = shipments to a new foreign nuclear power plant. Net income for 1998 also benefited = from improved cost performance on valve remakes and upgrade programs, while = net earnings for 1997 were slightly impaired by higher administrative costs = and expenses relating to a commercial royalty agreement.


16 | CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

CORPORATE AND OTHER EXPENSES

Operating income for the Corporation includes the recognition of = environmental remediation costs, related administrative expenses, costs for legal = services to pursue claims against related parties and related recoveries of such = claims.
Details of expenses and related recoveries are discussed further in =
Note 11 to
the Consolidated Financial Statements.

OTHER REVENUES

The Corporation recorded nonoperating net revenues for 1999 aggregating =
$13.4
million compared with $11.7 million in 1998 and $12.3 million in 1997. = Noncash pension income recognized as a result of the Corporation's overfunded = pension plan increased 28% to $6.6 million for 1999. The amounts recorded as = pension income reflect the extent to which the return on plan assets exceeds = the cost of providing benefits in the same year, as detailed further in Note 12 to = the
Consolidated Financial Statements. Rental income also improved when = comparing
1999 to the prior year, primarily due to a settlement of a real estate = tax appeal. The Corporation recognized $.7 million of additional rental = income from the settlement. Investment income declines reflect lower cash balances = available for investments due to expenditures for acquisitions in each of the = last two years. In 1997, the Corporation sold two parcels of undeveloped land = generating net earnings of $2.0 million or $.20 per share.

CHANGES IN FINANCIAL POSITION:

Liquidity and Capital Resources

The Corporation's working capital decreased 5% at December 31, 1999, =
totaling
$124.4 million as compared with $130.8 million at December 31, 1998. =
The ratio
of current assets to current liabilities improved to 3.2 to 1 at =
December 31,
1999 compared with 2.9 to 1 at the end of 1998. The Corporation's =
balance of
cash and short-term investments totaled $35.1 million at December 31, =
1999
declining $37.1 million from balances at December 31, 1998. Declines in = cash and short-term investments reflect the acquisition of three businesses in = 1999, which involved the aggregate cash outflows of $49.3 million.

Working capital changes were highlighted by an increase in accounts = receivable of $9.8 million and inventories of $6.5 million during the year. These = increases are largely due to the acquisitions of Metallurgical, Farris and = Sprague during
1999. Current liabilities declined $11.9 million at December 31, 1999, = compared with the prior year end because of reclassification from current to = long-term status of borrowings used to fund the Drive Technology acquisition.

Acquisitions in 1999 also added $19.7 million of goodwill to the = balance sheet for the excess of the total purchase prices over the combined fair = value of the net assets acquired. In 1998, the Corporation completed an industrial = revenue bond (IRB) financing adding $8.4 million of debt to provide for the = plant expansion of the Shelby, North Carolina facility and related equipment = purchases necessary to meet the demands of the new Boeing contracts and the = growth of the overhaul service business.

At December 31, 1999, the Corporation has two credit agreements in = effect aggregating $100.0 million with a group of five banks. The Revolving = Credit
Agreement commits a maximum of $60.0 million to the Corporation for = cash borrowings and letters of credit. The Corporation also has in effect a Short-Term Credit Agreement, which allows for cash borrowings of $40.0 = million.
The maximum unused credit available under these agreements at December =
31, 1999
was $58.2 million. Cash Borrowings under the Revolving Credit =
Agreements at
December 31, 1999 were $19.5 million. During 1998, the Corporation = maintained a
$22.5 million Revolving Credit lending facility and a $22.5 million =
Short-term
Credit Agreement. As discussed above and in Note 9 to the Consolidated =
Financial
Statements, these credit agreements were used to finance the Drive = Technology acquisition at December 31, 1998. Borrowings under these credit = agreements totaled $20.5 million at December 31, 1998, all of which was = transferred to the new agreement in 1999.

Capital expenditures were $19.9 million in 1999, increasing from $10.6 = million spent in 1998 and $11.2 million in 1997. Principal expenditures were = for additional equipment to service the facility expansions of Metal = Treatment. In
2000, capital expenditures are expected to decline modestly with = continued expansion of the Metal Treatment segment and expenditures for equipment = in both the Motion Control and Flow Control segments. At December 31, 1999, the Corporation had commitments of $1.7 million primarily for the purchase = of capital equipment in 2000.

Cash generated from operations and current short-term investment = holdings are considered adequate to meet the Corporation's overall cash requirements = for the upcoming year. This includes planned capital expenditures, anticipated = debt repayments, normal dividends, satisfying environmental obligations and = other working capital requirements.


                                CURTISS-WRIGHT CORPORATION AND =
SUBSIDIARIES | 17

REPORT OF THE CORPORATION

The consolidated financial statements appearing on pages 19 through 35 = of this
Annual Report have been prepared by the Corporation in conformity with = generally accepted accounting principles. The financial statements necessarily = include some amounts that are based on the best estimates and judgments of the Corporation. Other financial information in the Annual Report is = consistent with that in the financial statements.

The Corporation maintains accounting systems, procedures and internal = accounting controls designed to provide reasonable assurance that assets are = safeguarded and that transactions are executed in accordance with the appropriate = corporate authorization and are properly recorded. The accounting systems and = internal accounting controls are augmented by written policies and procedures; organizational structure providing for a division of responsibilities; = selection and training of qualified personnel and an internal audit program. The = design, monitoring, and revision of internal accounting control systems = involve, among other things, management's judgment with respect to the relative cost = and expected benefits of specific control measures.

PricewaterhouseCoopers LLP, independent certified public accountants, = have examined the Corporation's consolidated financial statements as stated = in their report. Their examination included a study and evaluation of the = Corporation's accounting systems, procedures and internal controls, and tests and = other auditing procedures, all of a scope deemed necessary by them to support = their opinion as to the fairness of the financial statements.

The Audit Committee of the Board of Directors, composed entirely of = Directors from outside the Corporation, among other things, makes recommendations = to the
Board as to the nomination of independent auditors for appointment by stockholders and considers the scope of the independent auditors' = examination, the audit results and the adequacy of internal accounting controls of = the
Corporation. The independent auditors have direct access to the Audit = Committee, and they meet with the Committee from time to time with and without = management present, to discuss accounting, auditing, internal control and = financial reporting matters.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Curtiss-Wright Corporation

In our opinion, the accompanying consolidated balance sheets and the = related consolidated statements of earnings and stockholders' equity and of = cash flows present fairly, in all material respects, the financial position of Curtiss-Wright Corporation and its subsidiaries at December 31, 1999 = and 1998, and the results of their operations and their cash flows for each of = the three years in the period ended December 31, 1999, in conformity with = accounting principles generally accepted in the United States. These financial = statements are the responsibility of the Company's management; our responsibility = is to express an opinion on these financial statements based on our audits. = We conducted our audits of these statements in accordance with auditing = standards generally accepted in the United States, which require that we plan and = perform the audit to obtain reasonable assurance about whether the financial = statements are free of material misstatement. An audit includes examining, on a = test basis, evidence supporting the amounts and disclosures in the financial = statements, assessing the accounting principles used and significant estimates made = by management, and evaluating the overall financial statement = presentation. We believe that our audits provide a reasonable basis for the opinion = expressed above.

Florham Park, New Jersey
January 31, 2000


18 | Curtiss-Wright Corporation and Subsidiaries

CONSOLIDATED STATEMENTS OF EARNINGS

                                                                        =
   =
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
For the years ended December 31,  (In thousands except per share data)  =
      1999          1998           1997
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
                                                                        =
                                         =20
Net sales                                                               =
   $ 293,263      $ 249,413      $ 219,395
Cost of sales                                                           =
     190,852        167,399        143,706
------------------------------------------------------------------------=
------------------------------------------
Gross profit                                                            =
     102,411         82,014         75,689
Research and development costs                                          =
       2,801          1,346          1,877
Selling expenses                                                        =
      17,015         11,606          7,979
General and administrative expenses                                     =
      43,121         34,277         32,694
Environmental remediation and administrative expenses,                  =
  =20
   net of recovery                                                      =
     (11,683)        (1,562)         3,132
------------------------------------------------------------------------=
------------------------------------------
                                                                        =
  =20
Operating income                                                        =
      51,157         36,347         30,007
Investment income, net                                                  =
       2,295          3,206          3,432
Rental income, net                                                      =
       4,580          3,299          3,342
Pension income, net                                                     =
       6,574          5,126          3,312
Other income (expense), net                                             =
          (8)            87          2,193
Interest expense                                                        =
       1,289            485            387
------------------------------------------------------------------------=
------------------------------------------
                                                                        =
  =20
Earnings before income taxes                                            =
      63,309         47,580         41,899
Provision for income taxes                                              =
      24,264         18,527         14,014
------------------------------------------------------------------------=
------------------------------------------
Net earnings                                                            =
   $  39,045      $  29,053      $  27,885
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
Net Earnings per Common Share:                                          =
  =20

Basic earnings per share                                                =
   $    3.86      $    2.85      $    2.74
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
Diluted earnings per share                                              =
   $    3.82      $    2.82      $    2.71
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D

See notes to consolidated financial statements.


                                CURTISS-WRIGHT CORPORATION AND =
SUBSIDIARIES | 19

CONSOLIDATED BALANCE SHEETS

                                                                        =
                   =
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=

December 31,  (In thousands)                                            =
                     1999            1998
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
                                                                        =
                                          =20
Assets:

Current assets:
   Cash and cash equivalents                                            =
                   $   9,547      $   5,809
   Short-term investments                                               =
                      25,560         66,444
   Receivables, net                                                     =
                      70,729         60,912
   Deferred tax assets                                                  =
                       8,688          7,841
   Inventories                                                          =
                      60,584         54,048
   Other current assets                                                 =
                       5,262          3,519
------------------------------------------------------------------------=
-------------------------------------------
Total current assets                                                    =
                     180,370        198,573
------------------------------------------------------------------------=
-------------------------------------------
Property, plant and equipment, at cost:
   Land                                                                 =
                       5,267          4,645
   Buildings and improvements                                           =
                      95,631         91,325
   Machinery, equipment and other                                       =
                     141,102        141,245
------------------------------------------------------------------------=
-------------------------------------------
                                                                        =
                     242,000        237,215
Less, accumulated depreciation                                          =
                     147,422        162,704
------------------------------------------------------------------------=
-------------------------------------------
Property, plant and equipment, net                                      =
                      94,578         74,511
Prepaid pension costs                                                   =
                      50,447         43,822
Goodwill, net                                                           =
                      50,357         30,724
Property held for sale                                                  =
                       2,653            322
Other assets                                                            =
                       8,721          4,788
------------------------------------------------------------------------=
-------------------------------------------
Total assets                                                            =
                   $ 387,126      $ 352,740
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
Liabilities:

Current liabilities:
   Current portion of long-term debt                                    =
                   $   4,047      $  20,523
   Accounts payable                                                     =
                      13,304         13,433
   Accrued expenses                                                     =
                      19,463         17,254
   Income taxes payable                                                 =
                       5,203          5,052
   Other current liabilities                                            =
                      13,915         11,548
------------------------------------------------------------------------=
-------------------------------------------
Total current liabilities                                               =
                      55,932         67,810
------------------------------------------------------------------------=
-------------------------------------------
Long-term debt                                                          =
                      34,171         20,162
Deferred income taxes                                                   =
                      14,113          9,714
Accrued postretirement benefit costs                                    =
                       8,515          9,575
Other liabilities                                                       =
                      16,040         15,886
------------------------------------------------------------------------=
-------------------------------------------
Total liabilities                                                       =
                     128,771        123,147
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
Contingencies and Commitments (Notes 9 & 14)
Stockholders' Equity:

Preferred stock, $1 par value, 650,000 authorized, none issued          =
                          --             --=20
Common stock, $1 par value, 22,500,000 authorized, 15,000,000 shares =
issued
   (outstanding shares 10,040,250 for 1999 and 10,190,790 for 1998)     =
                      15,000         15,000
Additional paid in capital                                              =
                      51,599         51,669
Retained earnings                                                       =
                     376,006        342,218
Unearned portion of restricted stock                                    =
                         (24)           (40)
Accumulated other comprehensive income                                  =
                      (2,622)        (2,800)
------------------------------------------------------------------------=
-------------------------------------------
                                                                        =
                     439,959        406,047
Less, treasury stock at cost (4,959,750 shares for 1999 and 4,809,210 =
shares for 1998)       181,604        176,454
------------------------------------------------------------------------=
-------------------------------------------
Total stockholders' equity                                              =
                     258,355        229,593
------------------------------------------------------------------------=
-------------------------------------------
Total liabilities and stockholders' equity                              =
                   $ 387,126      $ 352,740
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D

See notes to consolidated financial statements.


20 | CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        =
  =
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
For the years ended December 31, (In thousands)                         =
    1999           1998            1997
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
                                                                        =
                                        =20
Cash flows from operating activities:

Net earnings                                                            =
  $  39,045      $  29,053      $  27,885
------------------------------------------------------------------------=
-----------------------------------------
Adjustments to reconcile net earnings to net cash provided by operating activities:
       Depreciation and amortization                                    =
     12,864          9,661          9,097
       Noncash pension income                                           =
     (6,574)        (5,126)        (3,312)
       Net (gains) losses on sales and disposals of real estate
          and equipment                                                 =
         --             94         (1,968)
       Net (gains) losses on short-term investments                     =
        390           (266)        (1,717)
       Deferred taxes                                                   =
      2,300          1,494             76
       Changes in operating assets and liabilities, net of businesses acquired:
          Proceeds from sales of trading securities                     =
    394,355        374,802        342,416
          Purchases of trading securities                               =
   (353,861)      (379,097)      (349,500)
          (Increase) decrease in receivables                            =
      6,878         (7,181)        (4,929)
          (Increase) decrease in inventories                            =
      2,830            734         (3,624)
          Increase (decrease) in progress payments                      =
    (13,057)        (1,248)         1,934
          Increase (decrease) in accounts payable and
              accrued expenses                                          =
     (1,734)         2,470           (666)
          Increase in income taxes payable                              =
        151            207          1,656
       Increase in other assets                                         =
     (1,016)          (320)          (548)
       Increase (decrease) in other liabilities                         =
        241           (236)        (2,458)
       Other, net                                                       =
     (1,758)           881           (879)
------------------------------------------------------------------------=
-----------------------------------------
Total adjustments                                                       =
     42,009         (3,131)       (14,422)
------------------------------------------------------------------------=
-----------------------------------------
Net cash provided by operating activities                               =
     81,054         25,922         13,463
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
Cash flows from investing activities:

Proceeds from sales and disposals of real estate and equipment          =
      2,586            950          3,460
Additions to property, plant and equipment                              =
    (19,883)       (10,642)       (11,231)
Acquisition of new businesses, net of cash                              =
    (49,322)       (41,711)            --
------------------------------------------------------------------------=
-----------------------------------------
Net cash used for investing activities                                  =
    (66,619)       (51,403)        (7,771)
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
Cash flows from financing activities:

Proceeds from short-term borrowing                                      =
         --         20,523             --
Proceeds from long-term borrowing                                       =
         --          9,815             --
Common stock repurchase                                                 =
     (5,440)          (611)            --
Dividends paid                                                          =
     (5,257)        (5,309)        (5,137)
------------------------------------------------------------------------=
-----------------------------------------
Net cash (used for) provided by financing activities                    =
    (10,697)        24,418         (5,137)
------------------------------------------------------------------------=
-----------------------------------------
Net increase (decrease) in cash and cash equivalents                    =
      3,738         (1,063)           555
Cash and cash equivalents at beginning of year                          =
      5,809          6,872          6,317
------------------------------------------------------------------------=
-----------------------------------------
Cash and cash equivalents at end of year                                =
  $   9,547      $   5,809      $   6,872
------------------------------------------------------------------------=
-----------------------------------------
Supplemental disclosure of non-cash investing activities:
Acquisitions:
   Fair value of assets acquired:                                       =
  $  54,868      $  54,635      $      --
   Liabilities assumed                                                  =
     (5,034)       (10,857)            --
   Cash acquired                                                        =
       (512)        (2,067)            --
------------------------------------------------------------------------=
-----------------------------------------
Net cash paid                                                           =
  $  49,322      $  41,711      $      --
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D

See notes to consolidated financial statements.


                                CURTISS-WRIGHT CORPORATION AND =
SUBSIDIARIES | 21

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                         =
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
                                                                        =
      Unearned     Accumulated
                                                    Additional          =
      Portion of       Other
                                          Common     Paid in     =
Retained    Restricted   Comprehensive  Comprehensive   Treasury
(In thousands)                            Stock      Capital     =
Earnings   Stock Awards      Income         Income       Stock
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
                                                                        =
                                                         =20
December 31, 1996                        $10,000     $57,127    =
$299,740      $ (608)        $(1,506)                     $181,390
------------------------------------------------------------------------=
----------------------------------------------------------
Comprehensive income:
   Net earnings                                                   =
27,885                                    $27,885
   Translation adjustments, net                                         =
                      (1,783)        (1,783)
------------------------------------------------------------------------=
----------------------------------------------------------
   Total comprehensive income                                           =
                                    $26,102
------------------------------------------------------------------------=
----------------------------------------------------------
   Common dividends                                               =
(5,137)
   Stock options exercised, net                         (117)           =
                                                      (376)
   Amortization of earned
   portion of restricted stock awards                                   =
         266
   Two-for-one stock split                 5,000      (5,000)     =
(4,014)                                                   (4,014)
------------------------------------------------------------------------=
----------------------------------------------------------
December 31, 1997                         15,000      52,010     =
318,474        (342)         (3,289)                      177,000
------------------------------------------------------------------------=
----------------------------------------------------------
Comprehensive income:
   Net earnings                                                   =
29,053                                    $29,053
   Translation adjustments, net                                         =
                         489            489
------------------------------------------------------------------------=
----------------------------------------------------------
   Total comprehensive income                                           =
                                    $29,542
------------------------------------------------------------------------=
----------------------------------------------------------
   Common dividends                                               =
(5,309)
   Common stock repurchase                                              =
                                                       612
   Stock options exercised, net                         (449)
   Amortization of earned
   portion of restricted stock awards                    108            =
         302                                        (1,158)
------------------------------------------------------------------------=
----------------------------------------------------------
December 31, 1998                         15,000      51,669     =
342,218         (40)         (2,800)                      176,454
------------------------------------------------------------------------=
----------------------------------------------------------
Comprehensive income:
   Net earnings                                                   =
39,045                                    $39,045
   Translation adjustments, net                                         =
                         178            178
------------------------------------------------------------------------=
----------------------------------------------------------
   Total comprehensive income                                           =
                                    $39,223
------------------------------------------------------------------------=
----------------------------------------------------------
   Common dividends                                               =
(5,257)
   Common stock repurchase                                              =
                                                     5,400
   Stock options exercised, net                          (70)           =
                                                      (290)
   Amortization of earned
   portion of restricted
   stock awards                                                         =
          16
------------------------------------------------------------------------=
----------------------------------------------------------
December 31, 1999                        $15,000     $51,599    =
$376,006      $  (24)        $(2,622)                     $181,604
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D

See notes to consolidated financial statements.


22 | CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Curtiss-Wright Corporation and its subsidiaries (the "Corporation") is = a diversified multinational manufacturing and service concern that = designs, manufactures and overhauls precision components and systems and = provides highly engineered services to the aerospace, defense, automotive, = shipbuilding, processing, oil, petrochemical, agricultural equipment, railroad, power generation, and metalworking industries. Operations are conducted = through eight manufacturing facilities, thirty-seven metal treatment service = facilities and four component overhaul locations.

A. Principles of Consolidation

The financial statements of the Corporation have been prepared in = conformity with generally accepted accounting principles and such preparation has = required the use of management's estimates in presenting the consolidated = accounts of the
Corporation, after elimination of all significant intercompany = transactions and accounts. Management's estimates include assumptions that affect the = reported amount of assets, liabilities, revenue and expenses in the accompanying financial statements. Actual results may differ from these estimates. = Certain prior year information has been restated to conform to current year's presentation.

B. Cash Equivalents

Cash equivalents consist of money market funds and commercial paper = that are readily convertible into cash, all with original maturity dates of = three months or less.

C. Progress Payments

Progress payments received under U.S. Government prime contracts and subcontracts have been deducted from receivables and inventories as = disclosed in the appropriate following notes.

With respect to such contracts, the Government has a lien on all = materials and work-in-process to the extent of progress payments.

D. Revenue Recognition

The Corporation records sales and related profits for the majority of = its operations as units are shipped, services are rendered, or as = engineering milestones are achieved. Sales and estimated profits under long-term = valve contracts are recognized under the percentage-of-completion method of accounting. Profits are recorded pro rata, based upon current estimates = of direct and indirect manufacturing and engineering costs to complete = such contracts.

Losses on contracts are provided for in the period in which the loss = becomes determinable. Revisions in profit estimates are reflected on a = cumulative basis in the period in which the basis for such revisions becomes known.

In accordance with industry practice, inventoried costs contain amounts = relating to contracts and programs with long production cycles, a portion of = which will not be realized within one year.

E. Property, Plant and Equipment

Property, plant and equipment are carried at cost. Major renewals and betterments are capitalized, while maintenance and repairs that do not = improve or extend the life of the assets are expensed in the period they occur.

Depreciation is computed using the straight-line method based upon the = estimated useful lives of the respective assets.

Average useful lives for property and equipment are as follows:

Buildings and improvements                                        10 to =
40 years
Machinery and equipment                                            4 to =
15 years
Office furniture and equipment                                     3 to =
10 years
                                      =20
F. Intangible Assets

Intangible assets consist primarily of the excess purchase price of the acquisitions over the fair value of net tangible assets acquired. The Corporation amortizes such costs on a straight-line basis over the = estimated period benefited but not exceeding 30 years.

The Corporation periodically reviews the recoverability of all = long-term assets, including the related amortization period, whenever events or changes = in circumstances indicate that the carrying amount of an asset might not = be recoverable. The Corporation determines whether there has been an = impairment by comparing the anticipated undiscounted future net cash flows to the = related asset's carrying value. If an asset is considered impaired, the asset = is written down to fair value which is either deter mined based on discounted cash = flows or appraised values, depending on the nature of the asset. There were no = such write downs in 1999, 1998, and 1997.


                                CURTISS-WRIGHT CORPORATION AND =
SUBSIDIARIES | 23

G. Financial Instruments

The financial instruments with which the Corporation is involved are = primarily of a traditional nature. The Corporation's short-term investments are = comprised of equity and debt securities, all classified as trading securities, = which are carried at their fair value based upon the quoted market prices of = those investments at December 31, 1999 and 1998. Accordingly, net realized = and unrealized gains and losses on trading securities are included in net = earnings.
The Corporation also, where circumstances warrant, participates in = derivative financial instruments consisting primarily of commitments to purchase = stock.

H. Environmental Costs

The Corporation establishes a reserve for a potential environmental responsibility when it concludes that a determination of legal = liability is probable, based upon the advice of counsel. Such amounts, if = quantifiable, reflect the Corporation's estimate of the amount of that liability. If = only a range of potential liability can be estimated, a reserve will be = established at the low end of that range. Such reserves represent today's values of = anticipated remediation not recognizing any recovery from insurance carriers, or = third-party legal actions, and are not discounted.

I. Accounting for Stock-Based Compensation

The Corporation follows Accounting Principles Board Opinion No. 25, = "Accounting for Stock Issued to Employees" (APB No. 25), in accounting for its = employee stock options, rather than the alternative method of accounting = provided under
Statement of Financial Accounting Standards No. 123, "Accounting for =
Stock-Based
Compensation" (SFAS No. 123). Under APB No. 25, the Corporation does = not recognize compensation expense on stock options granted to employees = when the exercise price of the options is equal to the market price of the = underlying stock on the date of the grant. Further information concerning options = granted under the Corporation's Long-Term Incentive Plan is provided in Note = 10.

J. Capital Stock

On April 11, 1997, the stockholders approved an increase in the number = of authorized common shares from 12,500,000 to 22,500,000. On November 17, = 1997, the Board of Directors declared a two-for-one stock split in the form = of a 100%
stock dividend. The split, in the form of one share of common stock for = each share outstanding, was payable on December 23, 1997. To effectuate the = stock split, the Corporation issued 5,000,000 original shares at $1.00 par = value from capital surplus and the remaining 87,271 shares from its treasury = account at cost, with a corresponding reduction in retained earnings of = $4,014,000.
Accordingly, all references throughout this annual report to number of = shares, per share amounts, stock option data and market prices of the = Corporation's common stock have been restated to reflect the effect of the split for = all periods presented.

In October 1998 the Corporation initiated a stock repurchase program, = approved by its Board of Directors, under which the Company is authorized to = purchase up to 300,000 shares or approximately 3% of its outstanding common stock. = Purchases were authorized to be made from time to time in the open market or = privately negotiated transactions, depending on market and other conditions, = based upon the view of the Corporation that recent market prices of the stock did = not adequately reflect the true value of the Corporation. Accordingly, it represented an attractive investment opportunity for the Corporation.

K. Comprehensive Income

Effective January 1, 1998, the Corporation adopted Statement of =
Financial
Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS =
No. 130).
SFAS No. 130 establishes standards for reporting and displaying changes = in equity from non-owner sources. Total comprehensive income for the years = ended
December 31, 1999, 1998 and 1997 is shown in the Statements of =
Stockholders'
Equity.


24 | CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

L. Earnings per Share

The Corporation is required to report both basic earnings per share =
(EPS) as
based on the weighted average number of common shares outstanding and = diluted earnings per share as based on the weighted average number of common = shares outstanding plus all potentially dilutive common shares issuable. At = December
31, 1999, the Corporation had approximately 334,000 additional stock = options outstanding that could potentially dilute basic EPS in the future. The = effect of these options were not included in the computation of diluted EPS = because to do so would have been antidilutive for the period. Earnings per share = calculations for the years ended December 31, 1999, 1998 and 1997 are as follows:

                                              =
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
                                                           Weighted
                                                            Average
                                                Net         Shares     =
Per Share
(In thousands, except per share data)         Income      Outstanding   =
 Amount
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D
1999

Basic earnings per share                      $39,045       10,115      =
$   3.86
Effective of dilutive securities:
   Stock options                                                99
   Deferred stock compensation                                   1
------------------------------------------------------------------------=
--------
Diluted earnings per share                    $39,045       10,215      =
$   3.82
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D
1998

Basic earnings per share                      $29,053       10,194      =
$   2.85
Effective of dilutive securities:
   Stock options                                               109
   Deferred stock compensation                                   2
------------------------------------------------------------------------=
--------
Diluted earnings per share                    $29,053      $10,305      =
$   2.82
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D
1997

Basic earnings per share                      $27,885       10,172      =
$   2.74
Effective of dilutive securities:
   Stock options                                               118
   Deferred stock compensation                                   1
------------------------------------------------------------------------=
--------
Diluted earnings per share                    $27,885       10,291      =
$   2.71
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D

M. Newly Issued Accounting Pronouncements

In June 1999, the Financial Accounting Standards Board issued Statement =
No. 137
deferring the effective date of Statement No. 133, "Accounting for = Derivatives and Hedging Activities (SFAS No. 133). SFAS No. 133 is now effective = for all fiscal quarters of all fiscal years beginning after June 15, 2000 = (January 1,
2001 for the Corporation). SFAS No. 133 requires that all derivative = instruments be recorded on the balance sheet at their fair value. Changes in the = fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated = as part of a hedge transaction and, if it is, the type of hedge transaction. = Management of the Corporation anticipates that, due to its limited use of derivative instruments, the adoption of SFAS No. 133 will not have a significant = effect on its results of operations or its financial position.

2. ACQUISITIONS

The Corporation acquired three businesses in 1999 and three in 1998, as described below. All companies acquired have been accounted for as = purchases with the excess of the purchase price over the estimated fair value of = the net assets acquired recorded as goodwill. The results of each operation = have been included in the consolidated financial results of the Corporation from = the date of acquisition.

Farris Engineering and Sprague Products

On August 27, 1999, the Corporation completed its acquisition of the =
Farris and
Sprague business units of Teledyne Fluid Systems, an Allegheny Teledyne Incorporated company.

Farris is one of the world's leading manufacturers of pressure-relief = valves for use in processing industries, which include refineries, = petrochemical/chemical plants and pharmaceutical manufacturing. Products are manufactured in Brecksville, Ohio and Brantford, Ontario. A service and distribution = center is located in Edmonton, Alberta. The Sprague business, also located in = Brecksville,
Ohio, provides specialty hydraulic and pneumatic valves and air-driven = pumps and gas boosters under the "Sprague" and "PowerStar" trade names for = general industrial applications as well as directional control valves for truck transmissions and car transport carriers.

The Corporation acquired the net assets of the Farris and Sprague = businesses for approximately $44.0 million in cash, subject to adjustment as provided = for in the agreement. This acquisition has been accounted for as a purchase in = the third quarter of 1999. The excess of purchase price over the fair value = of the net assets acquired is approximately $18.3 million and is being = amortized over
30 years. The fair value of the net assets acquired was based on = preliminary estimates and may be revised at a later date.

Metallurgical Processing Inc.

On June 30, 1999, the Corporation acquired Metallurgical Processing, = Inc. (MPI), a Midwest supplier of commercial heat-treating services, primarily to = the automotive and industrial markets. MPI provides a number of = metal-treatment processes including carburizing, hardening, and carbonitriding and = services a broad spectrum of customers from its Fort Wayne, Indiana location.


                                CURTISS-WRIGHT CORPORATION AND =
SUBSIDIARIES | 25

The Corporation acquired the stock of MPI for approximately $7.4 =
million in cash
(of which $1.0 million has been deferred for two years) and accounted =
for the
acquisition as a purchase in the second quarter of 1999. The excess of =
purchase
price over the fair value of the net assets acquired is approximately =
$2.4
million and is being amortized over 25 years. The fair value of the net = assets acquired was based on preliminary estimates and may be revised at a = later date.

Curtiss-Wright Antriebstechnik GmbH (Drive Technology)

On December 31, 1998, the Corporation completed the acquisition of the = shares of
SIG-Antriebstechnik AG, a unit of SIG Swiss Industrial Company Holding = Ltd., for approximately $22.8 million in cash. The acquired company, was renamed Curtiss-Wright Antriebstechnik GmbH (Curtiss-Wright Drive Technology, = Ltd.), and is a leading provider of high-technology drive solutions for three = principal markets: military tracked and wheeled vehicles, high-speed railroad = trains, and commercial marine propulsion. The Company's drive system solutions = involve electromechanical and electrohydraulic actuation components and systems including electronic controls. The excess of purchase price over the = fair value of the net assets is approximately $17.5 million, and is being = amortized over 30 years.

Enertech

On July 31, 1998, the Corporation purchased the assets of Enertech, LLC (Enertech) which distributes, represents and manufactures a number of = products for sale into commercial nuclear power plants, both domestically and internationally. Enertech also provides a broad range of overhaul and maintenance services for such plants from its two principal locations = in
California and Georgia. The Corporation acquired the net assets of = Enertech for approxi mately $14.2 million in cash. The excess of purchase price over = the fair value of the net assets is approximately $9.3 million and is being = amortized over 30 years.

Alpha Heat Treaters

The Corporation purchased the assets of the Alpha Heat Treaters (Alpha) = division of Alpha-Beta Industries, Inc. on April 30, 1998. Alpha services a = broad spectrum of customers from its York, Pennsylvania location and provides = a number of metal-treatment processes including carburizing, surface hardening, = stress relieving, induction hardening and black oxide surface treatment = services. The
Corporation acquired the net assets of Alpha for approximately $6.1 = million in cash. The excess of purchase price over the fair value of the net = assets is approximately $1.0 million, which is being amortized over 25 years.

The unaudited pro forma consolidated results of operations shown below = have been prepared as if the above acquisitions had occurred at the beginning of = 1999 and
1998, respectively:

                                                        =
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=

(In thousands, except per share data)                     1999          =
  1998
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D
Net sales                                               $325,893        =
$277,945
Net earnings                                              41,413        =
  30,280
Diluted earnings per common share                           4.05        =
    2.94
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D

3. SHORT-TERM INVESTMENTS

The composition of short-term investments at December 31 is as follows:

                                  =
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
   (In thousands)                       1999                     1998
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D
                                   Cost      Fair Value      Cost     =
Fair Value
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D
Money market
   preferred stock                $11,400      $11,400      $54,797    =
$54,797
Tax-exempt money
   market preferred
   stock                               --           --        2,995     =
 2,995
Common and
   preferred stocks                 2,104        1,960        6,007     =
 6,203
Options                                --           --           49     =
    49
Tax exempt revenue
   bonds                           12,200       12,200        2,400     =
 2,400
------------------------------------------------------------------------=
--------
Total short-term
   investments                    $25,704      $25,560      $66,248    =
$66,444
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D

Investment income for the years ended December 31 consists of:

                                                      =
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D
(In thousands)                                         1999      1998   =
   1997
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D
Net realized gains on the sales of
   trading securities                                 $  274    $  141  =
  $1,435
Interest and dividend income, net                      2,361     2,940  =
   1,715
Net unrealized holding (losses) gains                   (340)      125  =
     282
------------------------------------------------------------------------=
--------
Investment income, net                                $2,295    $3,206  =
  $3,432
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D

4. RECEIVABLES

Receivables include amounts billed to customers, claims and other = receivables and unbilled charges on long-term contracts consisting of amounts = recognized as sales but not billed. Substantially all amounts of unbilled receivables = are expected to be billed and collected in the subsequent year.


                                     CURTISS-WRIGHT CORPORATION AND =
SUBSIDIARIES

Credit risk is generally diversified due to the large number of = entities comprising the Corporation's customer base and their geographic = dispersion. The largest single customer represented 8% of the total outstanding billed receivables at December 31, 1999 and 7% of the total outstanding billed receivables at December 31, 1998. The Corporation performs ongoing = credit evaluations of its customers and establishes appropriate allowances for = doubtful accounts based upon factors surrounding the credit risk of specific = customers, historical trends and other information.

The composition of receivables at December 31 is as follows:

                                                          =
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
(In thousands)                                             1999         =
  1998
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D
Billed Receivables:

Trade and other receivables                               $66,652       =
 $63,412
   Less: progress payments applied                          1,922       =
  11,687
         Allowance for doubtful accounts                    3,230       =
   1,910
------------------------------------------------------------------------=
--------
Net billed receivables                                     61,500       =
  49,815
------------------------------------------------------------------------=
--------
Unbilled Receivables:

Recoverable costs and estimated earnings
   not billed                                              16,473       =
  17,447
   Less: progress payments applied                          7,244       =
   6,350
------------------------------------------------------------------------=
--------
Net unbilled receivables                                    9,229       =
  11,097
------------------------------------------------------------------------=
--------
Total receivables, net                                    $70,729       =
 $60,912
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D

5. INVENTORIES

Inventories are valued at the lower of cost (principally average cost) = or market. The composition of inventories at December 31 is as follows:

                                                            =
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
(In thousands)                                               1999       =
  1998
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D
Raw material                                                $10,713     =
 $ 8,862
Work-in-process                                              14,519     =
  22,802
Finished goods/component parts                               28,978     =
  23,130
Inventoried costs related to U.S. Government
   and other long-term contracts                              7,714     =
   4,780
------------------------------------------------------------------------=
--------
Inventories                                                  61,924     =
  59,574
   Less: progress payments applied,
     principally related to
     long-term contracts                                      1,340     =
   5,526
------------------------------------------------------------------------=
--------
Net inventories                                             $60,584     =
 $54,048
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses at December 31 consist of the following:

                                                          =
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
(In thousands)                                              1999        =
   1998
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D
Accrued compensation                                      $ 7,545       =
 $ 5,967
Accrued taxes other than income taxes                       1,961       =
   1,108
Accrued insurance                                           1,623       =
   1,662
All other                                                   8,334       =
   8,517
------------------------------------------------------------------------=
--------
Total accrued expenses                                    $19,463       =
 $17,254
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D

Other current liabilities at December 31 consist of the following:

                                                           =
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
(In thousands)                                               1999       =
   1998
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D
Customer advances                                          $ 2,338      =
 $ 4,655
Current portion of environmental reserves                    2,717      =
   1,881
Anticipated losses on long-term contracts                    2,280      =
   1,878
Due tenants on tax recovery                                  3,520      =
      --
All other                                                    3,060      =
   3,134
------------------------------------------------------------------------=
--------
Total other current liabilities                            $13,915      =
 $11,548
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D

7. INCOME TAXES

There was no valuation allowance recorded in 1999 or 1998 because it is = more likely than not that all deferred tax assets will be realized. During = 1997, the
Corporation fully utilized its capital loss carryforward of $3,252,000 = that would have expired on December 31, 1997. In 1997, the valuation = allowance of
$1,212,000 that was established to offset this deferred tax asset was = reversed.

Earnings before income taxes for the years ended December 31 are:

                                       =
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
(In thousands)                          1999             1998           =
  1997
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D
Domestic                               $47,088          $33,320         =
 $29,965
Foreign                                 16,221           14,260         =
  11,934
------------------------------------------------------------------------=
--------
Total                                  $63,309          $47,580         =
 $41,899
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D


                                CURTISS-WRIGHT CORPORATION AND =
SUBSIDIARIES | 27

The provisions (benefits) for taxes on earnings for the years ended = December 31 consist of:

                                         =
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
(In thousands)                             1999           1998          =
  1997
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D
Current:
   Federal                               $ 11,843       $  8,835       =
$  7,523
   State                                    3,619          3,045        =
  4,197
   Foreign                                  6,000          5,019        =
  1,910
------------------------------------------------------------------------=
--------
                                           21,462         16,899        =
 13,630
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D
Deferred:
   Federal                                  2,143          1,231        =
    332
   State                                      407            397        =
    126
   Foreign                                    252             --        =
     --
------------------------------------------------------------------------=
--------
                                            2,802          1,628        =
    458
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D
Federal income tax on
   net capital gains                           --             --        =
  1,135
Utilization of capital
   loss carryforwards                          --             --        =
 (1,135)
Valuation allowance                            --             --        =
    (74)
------------------------------------------------------------------------=
--------
Provision for income tax                 $ 24,264       $ 18,527       =
$ 14,014
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D

The effective tax rate varies from the U. S. Federal statutory tax rate = for the years ended December 31 principally due to the following:

                                               =
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D
                                                1999         1998       =
  1997
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D
U.S. Federal statutory tax rate                 35.0%        35.0%      =
  35.0%
Add (deduct):
   Utilization of capital loss
     carryforward                                 --           --       =
  (2.7)
   Dividends received deduction
     and tax exempt income                      (0.8)        (1.4)      =
  (1.2)
State and local taxes                            4.1          4.7       =
   3.3
Valuation allowance                               --           --       =
   (.2)
All other                                         --           .6       =
   (.8)
------------------------------------------------------------------------=
--------
Effective tax rate                              38.3%        38.9%      =
  33.4%
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D

The components of the Corporation's deferred tax assets and liabilities = at
December 31 are as follows; however, 1998 figures have been = reclassified for reporting purposes.

                                                          =
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
(In thousands)                                              1999        =
   1998
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D
Deferred tax assets:
   Environmental cleanup                                  $ 6,119       =
 $ 6,428
   Postretirement/employment benefits                       3,540       =
   4,065
   Inventories                                              4,407       =
   3,805
   Vacation pay                                             1,048       =
     932
   Other                                                    4,961       =
   4,756
------------------------------------------------------------------------=
--------
Total deferred tax assets                                 $20,075       =
 $19,986
------------------------------------------------------------------------=
--------
Deferred tax liabilities:
   Retirement plans                                       $19,265       =
 $16,901
   Depreciation                                             4,697       =
   3,773
   Other                                                    1,538       =
   1,185
------------------------------------------------------------------------=
--------
Total deferred tax liabilities                            $25,500       =
 $21,859
------------------------------------------------------------------------=
--------
Net deferred tax liabilities                              $ 5,425       =
 $ 1,873
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D

Deferred tax assets and liabilities are reflected on the Corporation's consolidated balance sheets at December 31 as follows:

                                                      =
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D
(In thousands)                                          1999            =
  1998
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D
Current deferred tax assets                           $  8,688         =
$  7,841
Non-current deferred tax liabilities                   (14,113)         =
 (9,714)
------------------------------------------------------------------------=
--------
Net deferred tax liabilities                          $ (5,425)        =
$ (1,873)
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D

Income tax payments of $20,954,000 were made in 1999, $16,321,000 in =
1998, and
$12,432,000 in 1997.


28 | CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

8. LONG-TERM DEBT

Long-term debt at December 31 consists of the following:

                                                            =
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
(In thousands)                                                1999      =
  1998
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D
Short-term credit agreement borrowing,
   due 1999. Interest rate is 2.31% for 1998                $    --     =
 $20,523
Industrial Revenue Bonds, due from 2000
   to 2028. Weighted average interest
   rate is 3.12% and 2.52% per annum
   for 1999 and 1998, respectively                           18,747     =
 $18,747
------------------------------------------------------------------------=
--------
Revolving Credit Agreement Borrowing,
   due 2004. Weighted average interest rate is
   2.94% for 1999 and 2.31% for 1998                         19,471     =
   1,415
------------------------------------------------------------------------=
--------
Total debt                                                   38,218     =
  40,685
------------------------------------------------------------------------=
--------
Less: Portion due within one-year                             4,047     =
  20,523
------------------------------------------------------------------------=
--------
Total Long-Term Debt                                        $34,171     =
 $20,162
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D

Short-term credit agreement borrowings of $20,523,000 in 1998 were = transferred to the Revolving Credit Agreement in 1999, and have a maturity date of = December
17, 2004.

Debts under the Corporation's short-term credit agreement and revolving = credit agreement are denominated in Swiss francs. Actual borrowings at =
December 31,
1999 and 1998 total 31,000,000 Swiss francs.

Aggregate maturities of debt are as follows:

(In thousands)
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D
2000                                                                    =
 $ 4,047
2001                                                                    =
   1,300
2002                                                                    =
      --
2003                                                                    =
      --
2004                                                                    =
  19,471
2005 and beyond                                                         =
  13,400
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D

Interest payments of approximately $818,000, $470,000 and $347,000 were = made in
1999, 1998 and 1997, respectively.

9. CREDIT AGREEMENTS

The Corporation has two credit agreements in effect aggregating =
$100,000,000
with a group of five banks. The credit agreements allow for borrowings = to be denominated in a number of foreign currencies. The Revolving Credit = Agreement commits a maximum of $60,000,000 to the Corporation for cash borrowings = and letters of credit. The unused credit available under this facility at = December
31, 1999 was $18,226,000. The commitments made under the Revolving =
Credit
Agreement expire December 17, 2004, but may be extended annually for = successive one-year periods with the consent of the bank group. The Corporation = also has in effect a Short-Term Credit Agreement which allows for cash borrowings = of
$40,000,000, of which $40,000,000 was available at December 31, 1999. =
The
Short-Term Credit Agreement expires December 17, 2000. The Short-Term =
Credit
Agreement may be extended, with the consent of the bank group, for an = additional period not to exceed 364 days. Cash borrowings under the Revolving = Credit
Agreement at December 31, 1999 were $19,471,000 with a weighted average = interest rate of 2.94%. Cash borrowings at December 31, 1998 were $21,938,000 = with a weighted average interest rate of 2.31%. The Corporation is required = under these
Agreements to maintain certain financial ratios, and meet certain net = worth and indebtedness tests for which the Corporation is in compliance.

At December 31, 1999, substantially all of the industrial revenue bond = issues are collateralized by real estate, machinery and equipment. Certain of = these issues are supported by letters of credit, which total approximately $17,793,000. The Corporation has various other letters of credit, most = of which are now included under the Revolving Credit Agreement.


                                CURTISS-WRIGHT CORPORATION AND =
SUBSIDIARIES | 29

10. STOCK COMPENSATION PLANS

Stock-Based Compensation: Pro forma information regarding net earnings = and earnings per share is required by SFAS No. 123 and has been determined = as if the
Corporation had accounted for its 1999, 1998 and 1997 employee stock = option grants under the fair value method of that Statement. Information with = regards to the number of options granted, market price of the grants, vesting requirements and the maximum term of the options granted appears by = plan type in the sections below. The fair value for these options was estimated at = the date of grant using a Black-Scholes option pricing model with the following = weighted average assumptions for 1999, 1998 and 1997, respectively: a risk-free = interest rate of 6.09%, 4.80% and 5.88%; an expected volatility of 25.06%, = 18.80% and
18.18%; an expected dividend yield of 1.37%, 1.38% and 1.37%; and a = weighted average expected life of the option of 7 years. For purposes of pro = forma disclosures, no expense was recognized on the 1999 options due to the = timing of the grant. The estimated fair value of the option grants are presented = as amortized to expense over the options' vesting period beginning January = 1 of the following year. The Corporation's pro forma information for the years = ended
December 31, 1999, 1998 and 1997 are as follows:

                                        =
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
(In thousands, except per share data)      1999           1998          =
 1997
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D
Net earnings:
   As reported                          $   39,045     $   29,053     $ =
  27,885
   Pro forma                            $   38,430     $   28,509     $ =
  27,570
Net earnings per common share:
As reported:
   Basic                                $     3.86     $     2.85     $ =
    2.74
   Diluted                              $     3.82     $     2.82     $ =
    2.71
Pro forma:
   Basic                                $     3.80     $     2.80     $ =
    2.71
   Diluted                              $     3.76     $     2.77     $ =
    2.68
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D

Long-Term Incentive Plan: Under a Long-Term Incentive Plan approved by stockholders in 1995, an aggregate total of 1,000,000 shares of common = stock were reserved for issuance under said Plan. No more than 50,000 shares = of common stock subject to the plan may be awarded in any year to any one = participant in the plan.

Under this Plan, the Corporation awarded 1,539,778 performance units in =
1999,
1,184,604 in 1998 and 997,841 in 1997 to certain key employees. The = performance units are denominated in dollars and are contingent upon the = satisfaction of performance objectives keyed to profitable growth over a period of = three fiscal years commencing with the fiscal year following such awards. The = anticipated cost of such awards is expensed over the three-year performance period. = However, the actual cost of the performance units may vary from total value of = the awards depending upon the degree to which the key performance objectives are = met.

The Corporation has also granted nonqualified stock options in 1999, =
1998 and
1997 to key employees. Stock options granted under this Plan expire ten = years after the date of the grant and are exercisable as follows: up to = one-third of the grant after one full year, up to two-thirds of the grant after two = full years and in full three years from the date of grant. Stock option = activity during the periods is indicated as follows:

                                             =
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
                                             Weighted
                                             Average
                                             Exercise                  =
Options
                                              Shares        Price    =
Exercisable
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D
Outstanding at December 31, 1996             308,720       $ 20.38      =
165,360
   Granted                                    89,286         38.00
   Exercised                                 (19,302)        17.08
   Forfeited                                  (8,878)        22.33
------------------------------------------------------------------------=
--------
Outstanding at December 31, 1997             369,826         24.762     =
 16,398
   Granted                                   118,886         37.66
   Exercised                                 (31,554)        19.13
   Forfeited                                 (20,657)        30.59
------------------------------------------------------------------------=
--------
Outstanding at December 31, 1998             436,501         28.632     =
 42,071
   Granted                                   147,551         37.82
   Exercised                                  (6,155)        21.01
   Forfeited                                 (20,276)        34.78
------------------------------------------------------------------------=
--------
Outstanding at December 31, 1999             557,621       $ 30.92      =
310,586
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D


30 | CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

Stock Plan for Non-Employee Directors: The Stock Plan for Non-employee Directors, approved by stockholders in 1996, authorized the grant of = restricted stock awards and, at the option of the directors, the payment of = regular stipulated compensation and meeting fees in equivalent shares. In June = 1996, pursuant to the Plan 3,612 shares of restricted stock were issued to non-employee directors, at no cost to them. The shares have been valued = at a price of $25.78 per share, the fair market price on the date of the = award. The cost of the restricted stock awards is being amortized over their = five-year restriction period. During 1999, the Corporation had deferred an = aggregate additional 9,531 shares, at an average market value of $27.45, for its non-employee directors pursuant to election by directors to receive = such shares in lieu of payment for earned compensation under the plan. Depending on = the extent to which the non-employee directors elect to receive future = compensation in shares, total awards under this Plan could reach or exceed 16,000 = shares by
April 12, 2006, the termination date of the Plan. Pursuant to = elections, 2,072 shares were issued as compensation in 1999 under the Plan.

11. ENVIRONMENTAL COSTS

The operation of the Corporation's Wood-Ridge, New Jersey to remediate = site ground water and soil continued through 1999. The cost of constructing = and operating this site was provided for in 1990 when the Corporation = established a
$21,000,000 reserve to remediate the property. Costs for operating and maintaining this site in 1999 totaled $563,000. The Corporation has = been named as a potentially responsible party, as have many other corporations and municipalities, in a number of environmental clean-up sites. The = Corporation continues to make progress in resolving these claims through settlement discussions and payments from reserves previously established. The = lawsuit by the Corporation against several insurance carriers seeking recovery for environmental costs will continue into 2000. The Corporation did settle = with two carriers in 1999 and another carrier in 1998, but the lawsuit is moving = toward a trial with the remaining carriers. No potential recovery from this = lawsuit has been utilized to offset or reduce any of the Corporation's = environmental liabilities. During the year, one site did require an increase in the = reserve for that site by $2,984,000. Significant sites remaining open at the = end of the year are: Caldwell Trucking landfill superfund site, Fairfield, New = Jersey;
Pfohl Brothers landfill site, Cheektowaga, New York; Sharkey landfill = superfund site, Parsippany, New Jersey and Chemsol, Inc. superfund site, = Piscataway, New
Jersey. The Corporation believes the outcome for any of these remaining = sites will not have a materially adverse effect on the Corporation's results = of operations or financial condition.

The noncurrent environmental obligation on the books at December 31, =
1999 was
$8,857,000, compared to $10,469,000 at December 1998.

12. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Corporation maintains a noncontributory defined benefit pension = plan covering substantially all employees. The Curtiss-Wright Retirement = Plan nonunion formula is based on years of credited service and the five = highest consecutive years' compensation during the last ten years of service = and a "cash balance" benefit; union employees who have negotiated a benefit under = this plan are entitled to a benefit based on years of service multiplied by a = monthly pension rate. Employees are eligible to participate in this plan after = one year of service and are vested after five years of service. At December 31, = 1999 and
December 31, 1998, the Corporation had prepaid pension costs of =
$50,447,000 and
$43,822,000, respectively, under this plan. The Corporation also = maintains a nonqualified Restoration Plan covering those employees whose = compensation or benefits exceeds the IRS limitation for pension benefits. Benefits = under this plan are not funded and as such, the Corporation had an accrued pension liability of $2,102,000 and $2,142,000 at December 31, 1999 and 1998,
respectively. Disclosures made below are aggre gated in accordance with Statement of Financial Accounting Standards No. 132, "Employers' = Disclosures about Pensions and Other Postretirement Benefits," and are reflective = of a measurement period from October 1 to September 30 for the respective = years.


                                CURTISS-WRIGHT CORPORATION AND =
SUBSIDIARIES | 31

                                                       Pension Benefits =
             Other Benefits
                                                   =
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D
(In thousands)                                        1999          =
1998           1999          1998
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D
                                                                        =
                                =20
Change in Benefit Obligation:

Benefit obligation at beginning of Year            $ 109,487      $ =
113,718      $   5,187      $   4,125
Service cost                                           4,703          =
3,770            191            177
Interest cost                                          7,377          =
7,399            298            335
Plan participants' contributions                          --            =
 --             42             --
Actuarial gain                                          (338)        =
(1,805)          (264)           999
Benefits paid                                        (14,264)       =
(13,595)          (401)          (449)
Change due to curtailment of benefits                     --            =
 --         (1,098)            --
------------------------------------------------------------------------=
---------------------------------
Benefit obligation at end of year                    106,965        =
109,487          3,955          5,187
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D
Change in Plan Assets:

Fair value of plan assets at beginning of year       216,882        =
230,743             --             --
Actual return on plan assets                          35,105           =
(343)            --             --
Employer contribution                                     90            =
 77            359            449
Plan participants' contribution                           --            =
 --             42             --
Benefits paid                                        (14,264)       =
(13,595)          (401)          (449)
------------------------------------------------------------------------=
---------------------------------
Fair value of plan assets at end of year             237,813        =
216,882             --             --
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D
Funded status                                        130,848        =
107,395         (3,955)        (5,187)
Unrecognized net actuarial gain                      (78,326)       =
(59,314)        (2,925)        (2,560)
Unrecognized transition obligation                    (4,394)        =
(6,582)            --             --
Unrecognized prior service costs                         217            =
181         (1,635)        (1,828)
------------------------------------------------------------------------=
---------------------------------
Prepaid (accrued) benefit cost                     $  48,345      $  =
41,680      $  (8,515)     $  (9,575)
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D
Weighted-average assumptions as of December 31:

Discount rate                                           7.00%          =
6.75%          7.00%          6.75%
Expected return on plan assets                          8.50%          =
8.50%            --             --
Rate of compensation increase                           4.50%          =
4.50%            --             --
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D

For measurement purposes, an 8.63% annual rate of increase in the per = capita cost of covered health care benefits was assumed for 1999. The rate was = assumed to decrease gradually to 5.5% for 2008 and remain at that level = thereafter.


32 | CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

                                                         Pension =
Benefits          Other Benefits
                                                      =
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
(In thousands)                                          1999         =
1998         1999         1998
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D
                                                                        =
                            =20
Components of Net Periodic Benefit Cost (Revenue):

Service cost                                          $  4,703     $  =
3,770     $    191     $    177
Interest cost                                            7,377        =
7,399          298          335
Expected return on plan assets                         (15,579)     =
(14,562)          --           --
Amortization of prior service cost                         (36)         =
(37)        (193)        (193)
Amortization of transition obligation                   (2,188)      =
(1,157)          --           --
Recognized net actuarial loss                             (851)        =
(539)        (184)        (145)
Benefit cost reduction due to curtailment                   --          =
 --         (813)          --
------------------------------------------------------------------------=
------------------------------
Net periodic benefit cost (revenue)                   $ (6,574)    $ =
(5,126)    $   (701)    $    174
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D

                                                                      =
1%                         1%
                                                                   =
Increase                  Decrease
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D
                                                                        =
                             =20
Effect on total of services and interest cost components           $    =
 72                  $    (60)
Effect on postretirement benefit obligation                        $    =
551                  $   (461)
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D

The Corporation had foreign pension costs in 1999, 1998 and 1997 under retirement plans of $734,000, $367,000 and $312,000, respectively. At = December
31, 1999, approximately 31% of the plan's assets are invested in debt securities, including a portion in U. S. Government issues. =
Approximately 69% of
plan assets are invested in equity securities.

Included in earnings for 1999, 1998, and 1997 is net pension income of $6,574,000 $5,126,000 and $3,312,000, respectively. The Corporation =
discontinued
postretirement medical coverage for the former employees of its Buffalo = plant which resulted in a cost reduction of $813,000 for 1999.

13. LEASES

Buildings and Improvements Leased to Others: The Corporation leases = certain of its buildings and related improvements to outside parties under = noncancelable operating leases. Cost and accumulated depreciation of the leased = buildings and improvements at December 31, 1999, were $50,878,000 and $44,095,000, respectively, and at December 31, 1998, were $50,816,000 and =
$44,559,000,
respectively.

Facilities Leased from Others: The Corporation conducts a portion of = its operations from leased facilities, which include manufacturing and = service facilities, administrative offices and warehouses. In addition, the = Corporation leases automobiles, machinery and office equipment under operating = leases.
Rental expenses for all operating leases amounted to approximately =
$2,770,000 in
1999, $2,586,000 in 1998 and $2,239,000 in 1997.

At December 31, 1999, the approximate future minimum rental income and commitment under operating leases that have initial or remaining = noncancelable lease terms in excess of one year are as follows:

                                                     Rental             =
Rental=20
(In thousands)                                       Income           =
Commitment
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D
2000                                                 $ 5,571            =
$3,281
2001                                                   5,277            =
 2,930
2002                                                   3,618            =
 2,724
2003                                                   2,442            =
 2,448
2004                                                   1,905            =
 1,860
2005 and beyond                                       10,303            =
 2,557
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D

14. INDUSTRY SEGMENTS

The Corporation has adopted Statement of Financial Accounting Standards =
No. 131,
"Disclosures about Segments of an Enterprise and Related Information" =
(SFAS No.
131). SFAS No. 131 establishes new standards for reporting information = about operating segments and related disclosures about products and services = and geographic areas. Operating segments are defined as components of an = enterprise about which separate financial information is available, such that it = is evaluated regularly by the chief operating decision-maker in assessing performance and allocating resources. The Corporation's chief operating decision-maker is its Chairman and CEO. The operating segments are = managed separately because each offers different products and serves different = markets.
The principle products and major markets of=20


                                CURTISS-WRIGHT CORPORATION AND =
SUBSIDIARIES | 33
the three operating segments are described in the At a Glance section = of this
Annual Report.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. Interest = income is not reported on an operating segment basis because short-term = investments and returns on those investments are aggregated and evaluated separately = from business operations.

The Corporation is changing the names of its segments in this report to = better reflect the activity of the business units and simplify references to = them. The name changes are as follows:

      Motion Control (formerly Actuation and
        Control Products & Services)
      Metal Treatment (formerly Precision Manufacturing
        Products & Services)
      Flow Control (formerly Flow Control Products & Services)

The Corporation had one customer in the motion control segment which = accounted for 14% of consolidated revenue in 1999, 16% in 1998 and 15% in 1997.

CONSOLIDATED INDUSTRY SEGMENT INFORMATION:

                                          =
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
                                           Motion          Metal        =
 Flow         Segment      Corporate    Consolidated
(In thousands)                             Control       Treatment      =
Control        Total        & Other        Total
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D
                                                                       =
                                                  =20
Year Ended December 31, 1999:

Revenue from external customers           $ 124,155      $ 104,143     =
$  64,965     $ 293,263     $      --     $ 293,263
Intersegment revenues                            --            337      =
      --           337            --           337
Interest expense                                449            170      =
     224           843           446         1,289
Depreciation and amortization expense         5,056          4,407      =
   2,355        11,818         1,046        12,864
Income tax expense                            2,834          9,128      =
   2,380        14,342         9,922        24,264
Segment net income                            5,199         14,416      =
   3,641        23,256        15,789        39,045
Segment assets                              112,943         83,350      =
  95,214       291,507        95,619       387,126
Expenditures for long-lived assets            3,433         14,530      =
   1,543        19,506           377        19,883
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D
Year Ended December 31, 1998:

Revenue from external customers           $ 105,400      $ 105,999     =
$  38,014     $ 249,413     $      --     $ 249,413
Intersegment revenues                            --            554      =
      --           554            --           554
Interest expense                                148             78      =
     253           479             6           485
Depreciation and amortization expense         3,608          3,792      =
   1,246         8,646         1,015         9,661
Income tax expense (benefit)                   (240)        11,671      =
   1,997        13,428         5,099        18,527
Segment net income (loss)                    (1,033)        18,213      =
   3,010        20,190         8,863        29,053
Segment assets                              119,351         68,198      =
  40,080       227,629       125,111       352,740
Expenditures for long-lived assets            2,111          6,053      =
   2,180        10,344           298        10,642
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D
Year Ended December 31, 1997:

Revenue from external customers           $  97,369      $  95,362     =
$  26,664     $ 219,395     $      --     $ 219,395
Intersegment revenues                            --            691      =
      --           691            --           691
Interest expense                                138             78      =
     171           387            --           387
Depreciation and amortization expense         3,455          3,656      =
   1,005         8,116           981         9,097
Income tax expense                              805          9,328      =
   1,409        11,542         2,472        14,014
Segment net income                            2,116         14,932      =
   2,161        19,209         8,676        27,885
Segment assets                               94,473         56,254      =
  15,986       166,713       117,995       284,708
Expenditures for long-lived assets            4,675          4,838      =
   1,244        10,757           474        11,231
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D


32 | CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

Reconciliations:                                                        =
                  December 31,
                                                                        =
       =
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
(In thousands)                                                          =
         1999        1998        1997
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
                                                                        =
                                        =20
Revenues:                                                               =
                            =20

Total segment revenue                                                   =
       $293,263    $249,413    $219,395 =20
Intersegment revenue                                                    =
            337         554         691
Elimination of intersegment revenue                                     =
           (337)       (554)       (691)
------------------------------------------------------------------------=
-----------------------------------------
     Total consolidated revenues                                        =
       $293,263    $249,413    $219,395
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
Net Income:                                                             =
                            =20

Total segment net income                                                =
       $ 23,256     $20,190    $ 19,209
Insurance settlement                                                    =
          7,354       1,116          --
Rental income, net                                                      =
          2,531       1,873       2,634
Investment Income                                                       =
          1,824       2,581       3,181
Pension income                                                          =
          3,889       3,131       2,164
Corporate and other                                                     =
            191         162         697
------------------------------------------------------------------------=
-----------------------------------------
     Total consolidated profit or loss                                  =
       $ 39,045    $ 29,053    $ 27,885
------------------------------------------------------------------------=
-----------------------------------------
Assets:                                                                 =
                            =20

Total assets for reportable segments                                    =
       $291,507    $227,629    $166,713
Short-term investments                                                  =
         25,560      66,444      61,883
Pension assets                                                          =
         50,447      43,822      38,674
Other assets                                                            =
         19,652      14,914      17,528
Elimination of intersegment receivables                                 =
            (40)        (69)        (90)
------------------------------------------------------------------------=
-----------------------------------------
     Total consolidated assets                                          =
       $387,126    $352,740    $284,708
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D

                                            December 31, 1999       =
December 31, 1998     December 31, 1997
                                          =
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
                                                      Long-Lived        =
      Long-Lived               Long-Lived
(In thousands)                            Revenues(1)   Assets    =
Revenues(1)   Assets    Revenues(1)   Assets
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
                                                                        =
                                      =20
Geographic Information:                                                 =
                            =20

United States                              $200,253    $209,370    =
$165,567    $217,668    $155,279    $201,718
United Kingdom                               29,762      20,986      =
32,320      11,454      22,842       7,405
Other foreign countries                      63,248      11,644      =
51,526       8,093      41,274      10,464
------------------------------------------------------------------------=
-----------------------------------------
   Consolidated total                      $293,263    $242,000    =
$249,413    $237,215    $219,395    $219,587
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D

(1) Revenues are attributed to countries based on the location of the customer.


                                CURTISS-WRIGHT CORPORATION AND =
SUBSIDIARIES | 35

-------------------
CORPORATE DIRECTORY
-------------------

DIRECTORS

Martin R. Benante

President and Chief Operating Officer

Thomas R. Berner

Partner
Law firm of Berner & Berner, P.C.

Admiral James B. Busey IV
Admiral, U.S. Navy (Ret.)

Former President and Chief Executive Officer
AFCEA International

David Lasky

Chairman and Chief Executive Officer

William B. Mitchell

Former Vice Chairman
Texas Instruments Inc.

John R. Myers

Management Consultant
Former Chairman of the Board
Garrett Aviation Services

Dr. William W. Sihler

Ronald E. Trzcinski Professor of Business Administration
Darden Graduate School of Business Administration
University of Virginia

J. McLain Stewart

Director
McKinsey & Co.
Management Consultants

OFFICERS

David Lasky

Chairman and Chief Executive Officer

Martin R. Benante

President and Chief Operating Officer

Gerald Nachman

Executive Vice President

George J. Yohrling

Vice President

Robert A. Bosi

Vice President-Finance

Brian D. O'Neill

General Counsel and Secretary

Gary J. Benschip

Treasurer

Kenneth P. Slezak

Controller

Gary R. Struening

Assistant Controller

James V. Maher

Assistant Secretary


36 | CURTISS-WRIGHT CORPORATION AND SUBSIDIARIES

                              =
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D
CORPORATE INFORMATION         CORPORATE HEADQUARTERS
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D
                              1200 Wall Street West, Lyndhurst, New =
Jersey 07071
                              Tel. (201) 896-8400  Fax. (201) 438-5680
                              =
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D

Annual Meeting

The 2000 Annual Meeting of Stockholders will be held on April 7, 2000, = at 2:00
p.m., at the Novotel Meadowlands Hotel, One Polito Avenue, Lyndhurst, =
New Jersey
07071.

Stock Exchange Listing

The Corporation's common stock is listed and traded on the New York =
Stock
Exchange. The stock transfer symbol is CW.

Common Stockholders

As of December 31, 1999, the approximate number of holders of record of = common stock, par value $1.00 per share, of the Corporation was 3,848.

Stock Transfer Agent and Registrar

For services such as changes of address, replacement of lost = certi/cates or dividend checks, and changes in registered ownership, or for inquiries = as to account status, write to ChaseMellon Shareholder Services, L.L.C., at = the following addresses:

STOCKHOLDER INQUIRIES/ADDRESS CHANGES/CONSOLIDATIONS

P.O. Box 3315, South Hackensack, NJ 07606

DUPLICATE MAILINGS

If you receive duplicate mailings because of slight differences in the registration of your accounts and wish to eliminate the duplication, = please call
ChaseMellon's toll-free number, (800) 416-3743, or write to ChaseMellon Shareholder Services, L.L.C., 85 Challenger Road, Ridge/eld Park, NJ = 07660 for
instructions on combining your accounts.

DIRECT STOCK PURCHASE PLAN/DIVIDEND REINVESTMENT PLAN

A plan administered by the Chase Manhattan Bank is available to = purchase or sell shares of Curtiss-Wright that provides a low-cost alternative to the = traditional methods of buying, holding, and selling stock. The plan also provides = for the automatic reinvestment of Curtiss-Wright dividends. For more = information contact our transfer agent, ChaseMellon Shareholder Services, L.L.C., toll-free = at (888)
266-6793.

LOST CERTIFICATES/CERTIFICATE REPLACEMENT

Estoppel Department, P.O. Box 3317,=20
South Hackensack, NJ 07606

CERTIFICATE TRANSFERS

Stock Transfer Department, P. O. Box 3312,=20
South Hackensack, NJ 07606

Please include your name, address, and telephone number with all =
correspondence.
Telephone inquiries may be made to (800) 416-3743. Foreign: (201) =
329-8660.
Domestic hearing-impaired: (800) 231-5469. Foreign hearing-impaired: =
(201)
329-8354. Internet inquiries should be addressed to = http://www.chasemellon.com

Investor Information

Investors, stockbrokers, security analysts, and others seeking = information about
Curtiss-Wright Corporation should contact Robert A. Bosi, Vice
President--Finance, or Gary J. Benschip, Treasurer, at the Corporate Headquarters; telephone (201) 896-1751.

Internet Address

Use http://www.curtisswright.com to reach the Curtiss-Wright home page = for information about Curtiss-Wright on the World Wide Web.

Financial Reports

This Annual Report includes most of the periodic /nancial information = required to be on /le with the Securities and Exchange Commission. The Company = also /les an Annual Report on Form 10-K, a copy of which may be obtained free of = charge.
These reports, as well as additional /nancial documents such as = quarterly shareholder reports, proxy statements, and quarterly reports on Form = 10-Q, may be obtained by written request to Gary J. Benschip, Treasurer, at = Corporate
Headquarters.

COMMON STOCK PRICE RANGE

                            =
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D
                                     1999                          1998 =
       =20
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D
                               High           Low            High       =
   Low
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D
First Quarter               $ 40.6250     $ 31.0000       $ 39.1875     =
$33.8125
Second Quarter                39.0625       31.1875         41.8750     =
 38.1250
Third Quarter                 38.8750       30.3750         48.3750     =
 39.1875
Fourth Quarter                38.6250       31.5000         39.5000     =
 33.0625
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D

Dividends                 =20

                                                            =
=3D=3D=3D=3D=3D=3D=3D
                                                              1999      =
   1998
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D
First Quarter                                                $0.130     =
  $0.130
Second Quarter                                               $0.130     =
  $0.130
Third Quarter                                                $0.130     =
  $0.130
Fourth Quarter                                               $0.130     =
  $0.130
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=3D=
=3D=3D=3D=3D=3D=3D=3D=3D

DESIGN: WATERSDESIGN.COM NEW YORK CITY  PHOTOGRAPHY: MATTHEW KLEIN AND =
JOHN RAY

[LOGO]

CURTISS-WRIGHT CORPORATION
1200 Wall Street West
Lyndhurst, New Jersey 07071

             CW
           Listed
            NYSE
THE NEW YORK STOCK EXCHANGE