Form 10-K, Exhibit 13
period 2000-12-31
CURTISS WRIGHT CORP
filed 2001-03-19
CIK 26324

Exhibit 13
[LOGO]

Curtiss-Wright Corporation
1200 Wall Street West
Lyndhurst, New Jersey 07071

                                   solutions

                                                                   annual report
                                                                   2000

engineered             driven                                      growing

                           a tradition of engineering
                                           excellence
Curtiss-Wright Corporation

            CW
          Listed
           NYSE
THE NEW YORK STOCK EXCHANGE
contents

02  Challenges and Solutions
14  At a Glance
16  Letter to Shareholders
19  Quarterly Results of Operations
19  Consolidated Selected
    Financial Data
19  Forward-Looking Statements
20  Management's Discussion and
    Analysis of Financial Condition
    and Results of Operations
24  Report of the Corporation
24  Report of Independent Accountants
25  Consolidated Financial Statements
29  Notes to Consolidated Financial
    Statements
41  Corporate Directory and Information

company overview

Curtiss-Wright Corporation is a diversified global provider of highly engineered products and services to the Motion Control, Flow Control, and Metal Treatment industries. The firm employs 2,286 people. More information on Curtiss-Wright can be found on the Internet at www.curtisswright.com net sales ($000s)
sales per employee ($)

Compound annual growth rate for Sales was 18%.

                            [MOUNTAIN GRAPH OMITTED]

operating income ($000s)

Compound annual growth rate
for Normalized Operating Income
was 33%.

                            [MOUNTAIN GRAPH OMITTED]

net earnings ($000s)

Compound annual growth rate
for Normalized Net Earnings
was 24%.

                            [MOUNTAIN GRAPH OMITTED]

financial highlights

(Dollars in thousands, except per share data; unaudited)                                  2000
1999             1998
================================================================================================================================
Performance
Net Sales                                                                          $   329,575      $
293,263      $   249,413
Earnings before interest, taxes, depreciation, amortization and pension income     $    74,247      $
70,888      $    52,600
Net earnings                                                                       $    41,074      $
39,045      $    29,053
Normalized net earnings(1)                                                         $    37,910      $
34,042      $    27,817
Diluted earnings per common share                                                  $      4.03      $
3.82      $      2.82
Normalized diluted earnings per common share                                       $      3.72      $
3.33      $      2.70
Return on sales                                                                          12.5%
13.3%            11.6%
Return on average assets                                                                 10.3%
10.6%             9.1%
Return on average stockholders' equity                                                   15.0%
16.0%            13.4%
New orders                                                                         $   299,403      $
295,709      $   232,217
Backlog at year-end                                                                $   182,648      $
212,820      $   198,297
--------------------------------------------------------------------------------------------------------------------------------
Year-End Financial Position
Working capital                                                                    $   149,779      $
124,438      $   130,763
Current ratio                                                                         3.9 to 1         3.2 to
1         2.9 to 1
Total assets                                                                       $   409,416      $
387,126      $   352,740
Stockholders' equity                                                               $   290,224      $
258,355      $   229,593
Stockholders' equity per common share                                              $     28.97      $
25.73      $     22.53
--------------------------------------------------------------------------------------------------------------------------------
Other Year-End Data
Depreciation and amortization                                                      $    14,346      $
12,864      $     9.661
Capital expenditures                                                               $     9,506      $
19,883      $    10.642
Shares of common stock outstanding                                                  10,017,280
10,040,250       10,190,790
Number of stockholders                                                                   3,602
3,854            3,926
Number of employees                                                                      2,286
2,267            2,052
================================================================================================================================
Dividends per Common Share                                                         $      0.52      $
0.52      $      0.52
================================================================================================================================

(1) Earnings have been adjusted to exclude the effects of environmental insurance settlements, postretirement benefits, postemployment costs, recapitalization costs, a gain on sale of a nonoperating facility and consolidation costs.

                                                                   annual report
                                                                   2000

The cornerstone of Curtiss-Wright's past successes and future growth is our ability to provide engineered solutions to our customers' problems. Many of the products and services we provide require a close working relationship with our customers in order to satisfy their demanding performance parameters. Our engineering capabilities are an important part of the package that we bring to the marketplace. Whether it is actuation systems for wing flap systems, severe duty nuclear valves, or our metallurgical expertise in shot peening and heat treating, we work alongside our customers to solve their engineering challenges and ultimately improve the performance of the products or services they provide.


                  Curtiss-Wright Corporation and Subsidiaries 1 challenge

The F-22 is the next generation tactical fighter for the United States Air Force. The aircraft has a stealth design to minimize the chance of detection by radar. In order to maintain its invisibility, all weapons are carried within the aircraft rather than on its wings.

The challenge was to develop a stealth system for opening the bomb bay doors, each of which is about the size of a garage door, to allow the weapons to be deployed without significantly changing the aircraft's radar signature. Door opening and closing had to be accomplished in a matter of seconds while traveling at extremely high speeds and enduring extreme aerodynamic forces.


2 Curtiss-Wright Corporation and Subsidiaries solution no. 186600

                               [GRAPHIC OMITTED]

                  FIGURE 1.1 WEAPONS BAY DOOR POWER DRIVE UNIT

                            [MOUNTAIN GRAPH OMITTED]

Curtiss-Wright designed, tested and will manufacture the actuation system, which will operate under the most demanding conditions. Not only will it be used on the F-22, but it will also provide an experience base for the development of similar systems for future military aircraft. It has already been adapted to a prototype for a new unmanned attack aircraft.

                               [GRAPHIC OMITTED]

FIGURE 1.2

Curtiss-Wright components and systems help make the F-22 the world's most advanced tactical fighter, which will allow the United States to maintain its air superiority in the decades ahead.

                               [GRAPHIC OMITTED]
challenge

In the past, components used in aircraft and automotive applications experienced metal fatigue failures due to the extreme loads under which they operated. In response to this challenge, Curtiss-Wright developed an application of our shot-peening process that improved the components' resistance to metal fatigue and stress corrosion cracking, thereby extending their life and reliability.

However, our customers had further requirements for improving the performance of their products. In addition to enhancing the mechanical properties of these components, there was the need to reduce the weight of the end products while maintaining durability.


6 Curtiss-Wright Corporation and Subsidiaries solution no. AG7290

                               [GRAPHIC OMITTED]

                            FIGURE 2.1 LASER PEENING

                            [MOUNTAIN GRAPH OMITTED]

Curtiss-Wright is working with Lawrence Livermore National Laboratory in developing an advanced metal surface treatment process utilizing laser technology. The result is a deeper surface compression that significantly improves resistance to metal fatigue and stress corrosion cracking beyond what is currently provided for by other surface treatment processes.

FIGURE 2.2

The potential benefits of developing a cost effective laser peening process, in addition to jet engines and other aerospace applications, would be life extension of automobile and truck transmissions and the weight reduction of vehicle frames, resulting in lower maintenance and fuel costs for millions of drivers.

                               [GRAPHIC OMITTED]
challenge

The processing industry has established programs to monitor and reduce the release of fugitive emissions into the air. One source of this leakage is through the stems of control valves used throughout today's processing plants. The packing in the stems becomes worn over time, requiring the repair or replacement of the valve.

The protection of our environment requires not only additional costs associated with the repair and replacement of valves but also additional expenses for monitoring all the valves in the plant to measure emission leakage rates and determine when corrective action has to be taken.


10 Curtiss-Wright Corporation and Subsidiaries solution no. 95169

                               [GRAPHIC OMITTED]

            FIGURE 3.1 ZERO EMISSION VALVE (ZEV) -- MODELS 100 & 120

                            [MOUNTAIN GRAPH OMITTED]

Curtiss-Wright has produced valves for applications in nuclear submarines, aircraft carriers and power generation plants where, by necessity, they must be truly leakless in the most severe conditions. We have applied this leakless technology to developing a high-performance control valve that totally eliminates hazardous valve-stem emissions in processing plants.

                               [GRAPHIC OMITTED]

                               [GRAPHIC OMITTED]

FIGURE 3.2

Thanks to Curtiss-Wright, processing plants now have a product available, certified by the California EPA, that prevents the release of hazardous emissions into the environment and reduces the cost of monitoring, repairing or replacing non-compliant valves.

at a glance

The Wright Brothers and Glenn Curtiss were pioneers of aviation. Their ability to develop the technology driving early advancements in flight is a tradition that continues at Curtiss-Wright. Today, the Company operates across three business segments of approximately equal size, giving us diversification and balance. We provide highly engineered products and services to a number of global markets and pride ourselves in the strong customer relationships that have been developed over the years.

Our Motion Control segment designs, engineers and manufactures actuation components and systems used for leading and trailing edge wing flaps on commercial and military aircraft, systems for opening and closing cargo doors on commercial aircraft and weapons bay doors on fighter aircraft, suspension systems and turret stabilizing and aiming systems for armored vehicles, and leveling systems for railroad car applications. Another important part of this business segment is providing maintenance, repair and overhaul services for commercial and military aerospace components.

Our Metal Treatment segment is built around our leadership in providing shot-peening services through a network of thirty-nine facilities located throughout North America and Europe. Shot peening is a process applied to metal components that increases fatigue strength and improves resistance to stress corrosion, thereby increasing the life of the components. In addition to shot peening, we provide shot-peen forming services, which actually shape wing skins to create the aerodynamic curvature in the wing. We also provide a wide assortment of other metal treatment services, such as heat-treating, to an active base of over 5,000 customers.

The Company's involvement in the Flow Control segment began when the U.S. Navy came to us to design a valve for use on nuclear submarines under development. Since that time we have provided critical valves on every U.S. nuclear submarine and aircraft carrier that has gone to sea and continue to work closely with the Navy on the development of valves for new applications. We have expanded upon this base to be a supplier of flow control products and related services to the nuclear power generation and petrochemical industries and other processing industries.


14 Curtiss-Wright Corporation and Subsidiaries

---------------------------------------------------------------------------------------------------------------
revenues ($ in thousands)       products and services                           major markets
===============================================================================================================
motion control                  Control and Actuation Components                Aerospace Manufacturing
                                  & Systems                                     Commercial Airlines
[MOUNTAIN GRAPH OMITTED]        Aerospace Overhaul Services                     Airfreight Haulers
                                Hydropneumatic Suspension Systems               Military Air Forces
                                Electromechanical Drives & Systems              Military Vehicle Manufacturing
                                Electrohydraulic Drives & Systems               Railway Car Manufacturing
                                Rescue Tools                                    Diesel Engine Manufacturing
                                                                                Rescue Tool Industry
---------------------------------------------------------------------------------------------------------------
metal treatment                 Among the approximately 50 services             Valve Reed Manufacturing
                                we provide are:                                 Aerospace Manufacturing
[MOUNTAIN GRAPH OMITTED]                                                        Automotive Manufacturing
                                Aluminum/Nonferrous Treating                    Metalworking Industries
                                Annealing/Stress Relieving                      Oil & Gas Drilling/Exploration
                                Austempering/Brazing                            Power Generation
                                Blast Cleaning                                  Jet Engine Manufacturing
                                Carbonitriding/Nitriding                        Agricultural Equipment
                                Carbon Testroration/Carburizing                 Transportation
                                Cryogenic Treatments                            Construction & Mining
                                Deburring
                                Edge, Vibratory & Superfinishing
                                Engineering & Field Services
                                Fabrication of Machinery, Tooling,
                                  Parts & Supplies
                                Fatigue & Physical Testing
                                Flame, Induction &
                                  Precipitation Hardening
                                Laser Peening
                                Marquenching/Normalizing
                                Nondestructive Testing
                                Painting/Plating
                                Shot-Peening
                                Shot-Peen Forming
                                Straightening
                                Texturizing
                                Vacuum Treatments
---------------------------------------------------------------------------------------------------------------
flow control                    Military & Commercial Nuclear/                  U.S. Navy Propulsion Systems
                                  Non-nuclear Valves (globe, gate,              U.S. Navy Shipbuilding
[MOUNTAIN GRAPH OMITTED]          control, safety, solenoid and relief)         Nuclear Power Plants
                                Fluid Power Products & Systems                  Petrochemical/Chemical Industry
                                Valve Overhaul & Repair                         Entertainment Industry
                                Engineering, Inspection & Testing Services      Petroleum Production/Refining
                                Air-Driven Hydraulic Pumps & Gas Boosters       Pharmaceutical Industry
                                                                                Industrial Gases Industry
                                                                                Automotive/Truck Industry
---------------------------------------------------------------------------------------------------------------

to our shareholders

I am pleased to report that Curtiss-Wright achieved another year of strong profitability and cash flow. The year 2000 represents the fourth consecutive year that we have grown normalized operating income at double-digit rates and our objective is to continue this growth rate into the foreseeable future.

In spite of downturns in a few of our markets, we increased sales by 12% from 1999 and our normalized operating income increased by 13%. These achievements are a result of the balance and diversification that we have within Curtiss-Wright and our three business segments as well as the corporate wide cost reduction/profitability improvement programs that we have put in place. Where we were once a company dependent on the OEM aerospace market and exposed to the cyclical nature of that industry, we have taken actions to broaden ourselves within the core businesses we operate. We have seen the benefits of this diversification in 2000 and will continue to build upon the basic strengths of the organization to further broaden ourselves and to generate balanced growth in the future.

Our long-term performance placed us on Forbes magazine's list of America's 200 Best Small Companies for the second year in a row.

Curtiss-Wright has a long history, with roots going back to the Wright Brothers' first flight in 1903. Today we continue on the path they began as a company centered upon engineering excellence. Our present successes have been a direct result of our expertise in developing highly engineered products and services to serve a variety of specific markets. Successful application of our engineering expertise is the core quality that unites our business units and allows us to position ourselves within niche segments serving the Motion Control, Metal Treatment and Flow Control markets where we operate and earn attractive profit margins. We will continue to use this asset to drive the growth we seek and to create value. We at Curtiss-Wright expect to expand our technical know-how into areas related to our existing products and services and, as a result, to achieve even higher profit and sales growth. Our expertise in metallurgical and application engineering will provide the basis for growing into other metal-treating processes as well as sustaining our continued growth in shot peening and heat treating. Our capabilities in motion control mechanisms and systems are expected to strengthen our existing position in the aerospace industry and enable us to enter new markets. We have also expanded our engineered valve capability, which will provide the groundwork for further penetration of market segments related to highly engineered valves, actuators and controls for complete integrated systems.

Growth Opportunities

Our Company has established strong positions in the markets that we serve and has an excellent reputation among our customer base. We will take advantage of our position to expand into related product lines and markets. This will take place through organic development of programs and through strategic acquisitions that expand our current operations. Our planned growth can and will take on several forms.

We have opportunities to apply our technology and engineering capabilities to new areas and product lines. In some markets, such as Flow Control, where we have high-end technology, we see market needs moving up to where we are. This is evident in the market movement to smart valves and systems that manage flow control processes by collecting operational data, analyzing it and providing new instruction feedback to the system components. We are positioning ourselves in this area through internal capabilities and through partnering arrangements to take advantage of the movement toward these more sophisticated systems.


16 Curtiss-Wright Corporation and Subsidiaries

[PHOTO]

Martin R. Benante
Chairman and Chief Executive Officer

sales by business segment

[The following information was represented as a pie chart in the original text.]

Flow Control                        30%
Metal Treatment                     32%
Motion Control                      38%

sales by industry

[The following information was represented as a pie chart in the original text.]

Agriculture                          1%
Automotive                           5%
Commercial Aerospace                40%
Construction & Mining                2%
Marine                               6%
Military Aerospace                   7%
Non-Aviation Military                2%
Oil & Petroleum                      7%
Other                               12%
Power Generation                    10%
Rescue                               1%
Transportation                       7%

"We have seen the benefits of diversification in 2000 and will continue to build upon the basic strengths of the organization to further broaden ourselves and to generate balanced growth in the future."

We have expanded our international presence, and we see this as an area that continues to offer additional growth opportunities. An example of this is in our Metal Treatment business segment. Of our thirty-nine facilities, nine are outside of North America. We are aggressively looking for additional markets where new facilities can be established and we anticipate opening several new shot-peening facilities over the next five years in Europe, Asia and Latin America. We are also continuing to improve our Flow Control product distribution network to increase our penetration into overseas markets.

A growing trend affecting a few of our businesses is the increasing importance of aftermarket product and services. In the aerospace and flow control markets, we continue to expand our capabilities not only for the sale of spare parts for products we manufacture but also for the repair and overhaul of products manufactured by other companies. We have grown our aerospace overhaul and repair activities in our Motion Control business segment, which were virtually nonexistent eight years ago, to become a global market player. Today we operate from three certified repair stations and produce a sales level nearly equal to the sales of the aerospace OEM products we manufacture. We plan to continue this growth by providing additional services such as aviation inventory logistics and piece-part overhaul and repair services.

In our Metal Treatment business segment we will be expanding our capabilities to broaden the products and services we can deliver to our customer base. We will be increasing the number of heat-treating facilities from our current number of seven to establish a network similar to that which we have built in our shot-peening business. Developing a network of facilities has provided us with a competitive advantage, and we will seek to duplicate this in other services we provide. We are also exploring other services such as plating, which will allow us to provide a complete metal-treatment package from full-service locations, thereby reducing logistics problems and turnaround times for our customers.

Customer Relations

Strong customer relationships continue to be one of our greatest advantages. Each relationship is built upon our ability to provide superior technical products with a high level of service. We have earned an excellent reputation in all the markets we serve.

One prime example of this is our reputation in Metal Treatment. We are recognized as the technological leader in the field of shot peening. This business has been built upon our ability to solve our customers' stress problems. We cost-effectively increase the resistance of components to stress corrosion, thereby reducing failures in our customers' products and improving performance. By helping our customers improve their products we increase the satisfaction of their customers. The fact that we have an active base of over 5,000 customers illustrates the importance of the Metal Treatment services we provide.

Our excellent customer relationships extend through our other business segments as well. Motion Control has gained a strong reputation as a "can-do" supplier. Boeing Military Airplane Co. was aware of Curtiss-Wright's unique capabilities in developing complex actuation systems and as a result, we were asked to participate in the development of their next generation aircraft, the Boeing Unmanned Combat Air Vehicle or UCAV. It will be a


                 Curtiss-Wright Corporation and Subsidiaries 17 stealth aircraft that carries all of its armament internally, similar to the Lockheed/Boeing F-22 manned fighter. Based upon our success in developing the F-22 Weapons Bay Door actuation system, Boeing contracted with us for the development of a similar system for the UCAV. We were able to leverage our experience with the F-22 program to meet a rapid development schedule and the successful rollout of the first UCAV in November 2000.

In our Flow Control business segment we have supplied product to the U.S. Navy for every nuclear submarine and aircraft carrier that has gone to sea. Curtiss-Wright is now considered the premier supplier of valves for U.S. Navy nuclear applications. We are now using this long-standing relationship and our renowned engineering and manufacturing capabilities to provide product for other non-nuclear shipboard and land-based applications. The Navy is currently evaluating our titanium valves, which have been specially engineered to provide greater resistance to seawater corrosion. The Navy is also testing our leakless valves for use in aviation fuel transport systems aboard its aircraft carriers.

Positioning the Organization

In 2000 we have initiated some key programs to position ourselves for future growth and continued improvements in the performance of our operations. We strive to be the most innovative, cost-effective and profitable producer in each of our markets. We work consistently to improve our Company's operations, increase efficiency and reduce costs, thereby maximizing operating margins and cash flow. To ensure that we maintain the quality and depth of our management ranks to support our growth expectations and our acquisition program, we will be making new, significant investments in our employee resources.

We have evaluated the performance levels of each of our operating units against industry standards. While all three of our business segments rank among the industry leaders in areas of operating performance, control of working capital requirements and return on investment, we continue to implement programs to meet and exceed those industry standards. Activities to improve profitability and investment returns are as important as those geared toward the future growth of the organization.

Broadening of Shareholder Base

In November of 2000 we announced plans which will allow Unitrin, Inc., our largest shareholder holding 44% of our stock, to distribute their shares to their approximately 8,000 shareholders in a tax-free manner. Unitrin has held this interest since 1976. While we appreciate the long relationship we have had with Unitrin we believe the proposed transaction will result in additional benefits to all of our shareholders. It will significantly increase the liquidity and public float of Curtiss-Wright's capital stock and this, with a broader shareholder base, is expected to attract additional analyst coverage of Curtiss-Wright. Additional analyst coverage will enhance the market's awareness of Curtiss-Wright and stimulate demand from new investors.

We believe these improvements will enhance our ability to grow our Company and over the long-term benefit the valuation of Curtiss-Wright's common stock in the marketplace.

Outlook

Much of our business is driven by the general growth of the basic industries we serve, such as aerospace and defense, automotive, oil and gas exploration, petrochemical and other processing industries, agriculture, transportation and construction. While some of these markets may experience a downturn in 2001, we feel that our diversification will create offsets in other markets, resulting in overall higher sales and improved profitability.

A portion of our aerospace business is related to the build rate of commercial airliners, which is cyclical and experienced a decline in 2000 from the level of 1999. Airbus and Boeing, both customers of Curtiss-Wright, are projecting increases in their production schedules in 2001. The Company also expects to be supplying several systems for the F-22 Raptor, the new U.S. Air Force air superiority fighter. Advancing this program into full production would be an important addition for our Motion Control business segment.

Our strong balance sheet will continue to be a tool generating growth for the Company independent of the general economy. Our three business segments provide us with multiple opportunities not only for acquisitions but also for investment in programs for organic growth. In addition, we look to expand our geographical presence and to build upon our engineering capabilities and the high regard we enjoy from our customers to improve our competitive position in our existing markets.

We can achieve our objectives only through the individual successes of our employees. Curtiss-Wright's employees are talented and dedicated and have worked together as teammates to achieve these common objectives. We will continue to foster a work environment that provides the resources necessary for their continued success. Their efforts have produced the growth that the
Curtiss-Wright organization has delivered over the last five years. As shareholders, you may be assured that all of us at Curtiss-Wright will continue working to deliver the very best results we can for you in the years ahead.


/s/ Martin R. Benante

Martin R. Benante
Chairman and Chief Executive Officer

18 Curtiss-Wright Corporation and Subsidiaries quarterly results of operations (unaudited)

-------------------------------------------------------------------------------------------------
(In thousands, except per share data)          First         Second          Third         Fourth
-------------------------------------------------------------------------------------------------
2000
Net Sales                                 $   82,237     $   83,050     $   81,878     $   82,410
Gross profit                                  28,929         30,471         30,767         30,803
Net earnings                                   9,229         10,644         11,079         10,122
Earnings per share:
    Basic earnings per common share       $      .92     $     1.06     $     1.11     $     1.01
    Diluted earnings per common share     $      .91     $     1.05     $     1.09     $      .99
Dividends per common share                $      .13     $      .13     $      .13     $      .13
-------------------------------------------------------------------------------------------------
1999
Net Sales                                 $   70,350     $   70,195     $   69,009     $   83,709
Gross profit                                  25,018         24,680         23,881         28,832
Net earnings                                   7,982          8,279         13,985          8,799
Earnings per share:
    Basic earnings per common share       $      .79     $      .82     $     1.38     $      .87
    Diluted earnings per common share     $      .78     $      .79     $     1.38     $      .87
Dividends per common share                $      .13     $      .13     $      .13     $      .13
-------------------------------------------------------------------------------------------------

consolidated selected financial data

------------------------------------------------------------------------------------------------------
(In thousands, except per share data)         2000         1999         1998         1997         1996
------------------------------------------------------------------------------------------------------
Net Sales                                 $329,575     $293,263     $249,413     $219,395     $170,536
Net earnings                                41,074       39,045       29,053       27,885       16,109
Total assets                               409,416      387,126      352,740      284,708      267,164
Long-term debt                              24,730       34,171       20,162       10,347       10,347
Basic earnings per common share           $   4.10     $   3.86     $   2.85     $   2.74     $   1.59
Diluted earnings per common share         $   4.03     $   3.82     $   2.82     $   2.71     $   1.58
Cash dividends per common share           $    .52     $    .52     $    .52     $    .50     $    .50
------------------------------------------------------------------------------------------------------

    See notes to consolidated financial statements for additional financial information.

forward-looking statements

This Annual Report contains not only historical information but also forward-looking statements regarding expectations for future company performance. Forward-looking statements involve risk and uncertainty. Please refer to the Company's 2000 Annual Report on Form 10-K for a discussion relating to forward-looking statements contained in this Annual Report and factors that could cause future results to differ from current expectations.


                 Curtiss-Wright Corporation and Subsidiaries 19 management's discussion and analysis of financial condition and results of operations

Results of Operations

Curtiss-Wright Corporation posted consolidated net sales of $329.6 million and net earnings of $41.1 million, or $4.03 per diluted share, for the year ended December 31, 2000. Sales for the current year increased 12% over 1999 sales of $293.3 million, and 32% over 1998 sales of $249.4 million. Net earnings for 2000 improved 5% over prior year net earnings of $39.0 million, or $3.82 per diluted share and 41% over net earnings of 1998, which totaled $29.1 million, or $2.82 per diluted share. Net earnings for all three years include several nonrecurring items, which impact a year-to-year comparison. The following table depicts the Corporation's "normalized" results, which should present a clearer picture of its after-tax performance:

Normalized Net Earnings:

--------------------------------------------------------------------------------
(In thousands, except per share data)          2000          1999          1998
--------------------------------------------------------------------------------
Net earnings                               $ 41,074      $ 39,045      $ 29,053
Environmental insurance
  settlements, net                           (1,894)       (7,354)       (1,754)
Postretirement benefits and
  postemployment costs, net                  (1,336)           --            --
Facility consolidation costs                     50         2,351           518
Gain on sale of nonoperating
  property                                     (894)           --            --
Recapitalization costs                          910            --            --
Normalized net earnings                    $ 37,910      $ 34,042      $ 27,817
--------------------------------------------------------------------------------
Normalized net earnings
  per diluted share                        $   3.72      $   3.33      $   2.70
--------------------------------------------------------------------------------

Environmental Insurance Settlements

The Corporation had previously filed lawsuits against several insurance carriers seeking recovery for environmental costs and reached settlements with the remaining carriers in 2000, after having settled with two carriers in 1999 and one in 1998. The amounts reported above are recoveries, net of associated expenses and additional expenses related to ongoing environmental liabilities of the Corporation. Further information on environmental costs is contained in Note 11 to the Consolidated Financial Statements.

Postretirement Benefits and Postemployment Costs

In 2000, the Corporation recognized a reduction in general and administrative expenses related to the curtailment of postretirement benefits associated with the closing of the Fairfield, New Jersey facility, partially offset by the recognition of other postemployment costs. Further information on retirement plans is contained in Note 12 to the Consolidated Financial Statements.

Facility Consolidation Costs

Beginning in 1998, the Corporation incurred costs associated with the consolidation of manufacturing operations within the Motion Control segment. These costs include costs relative to the shutdown of the Fairfield, New Jersey facility, the consolidation of manufacturing operations into an expanded Shelby, North Carolina facility, and the move of certain overhaul and repair services to a new location in Gastonia, North Carolina.

Sale of Nonoperating Property

In September 2000, the Corporation recorded a net after-tax gain of $0.9 million on the sale of a nonoperating Metal Treatment facility located in Chester, England.

Recapitalization Costs

Costs During 2000, the Corporation incurred costs related to a proposed transaction between Curtiss-Wright and Unitrin, the holder of approximately 44% of its outstanding common stock. Further information on this transaction is contained later in this section--see "Recapitalization."

--------------------------------------------------------------------------------

Excluding these nonrecurring items, "normalized" net earnings for 2000 of $37.9 million, or $3.72 per diluted share, were 11% higher than "normalized" net earnings of $34.0 million, or $3.33 per diluted share, for 1999 and 36% higher than "normalized" net earnings of $27.8 million, or $2.70 per diluted share, for 1998. Excluding the net recoveries from insurance settlements and facility consolidation costs, "normalized" operating income from the Corporation's three operating segments totaled $49.2 million for 2000, an improvement of 17% and 42%, respectively, when compared with "normalized" operating income of $42.1 million for 1999 and $34.6 million for 1998. Adversely impacting financial results for 2000 was a significant decline in foreign exchange rates. Comparing this year's results to those of the prior year, weak European currencies negatively impacted sales by $5.2 million and operating income by $1.7 million.

The improvement in financial results comparing 2000 to 1999 largely reflects the full year contributions from the acquisitions of Farris Engineering, Sprague Products and Metallurgical Processing Inc., made by the Corporation in 1999. Improvements in 1999 from 1998 reflect a full year of contributions from the businesses acquired in 1998. Since April 1998, the Corporation has acquired seven new businesses: EF Quality Heat Treating Company, Alpha Heat Treaters, Enertech, Drive Technology, Metallurgical Processing, Farris Engineering and Sprague Products.

New orders received in 2000 totaled $299.4 million, only slightly above 1999 total new orders of $295.7 million but 29% higher than new orders received in 1998. Backlog at December 31, 2000 stands at $182.6 million compared with $212.8 million at December 31, 1999 and $198.3 million at December 31, 1998. It should be noted that metal treatment services, repair and overhaul services and after-market sales, which represent more than 50% of the Corporation's total sales for 2000, are sold with very modest lead times. Accordingly, the backlog for these businesses is less of an indication of future sales than the backlog of the majority of the Motion Control and Flow Control segments, in which a significant portion of sales are derived from long-term contracts.

Segment Performance

Motion Control

Sales for the Corporation's Motion Control segment totaled $126.8 million in 2000, 2% above sales of $124.2 million in 1999. Sales of aerospace overhaul and repair services for 2000 improved over 1999 but were largely offset by lower Boeing commercial aircraft production. Additional revenue was provided by a Boeing 757 retrofit program, which was largely offset by declines in other Boeing programs. Sales of Motion Control products for 2000 also reflect continued growth in the ground defense aiming and stabilization markets from its Drive Technology business in Europe as compared


20 Curtiss-Wright Corporation and Subsidiaries
to the prior year. Operating income for the Motion Control segment showed substantial improvements in 2000. Included in 1999 results were costs related to the consolidation of the Fairfield, NJ operation into Motion Control's low-cost, state-of-the-art facilities in North Carolina. Expenses related to the consolidation activities totaled approximately $3.8 million in 1999. In 2000, the Corporation began to realize cost savings relative to the consolidation. The cost savings were partially offset by lower operating income in the overhaul and repair business due to lower gross margins caused by softening in many of their served markets.

The Corporation's Motion Control segment sales for 1999 were 18% above the sales reported for 1998 of $105.4 million. The higher sales largely reflected the acquisition of Drive Technology on December 31, 1998. Sales of commercial aircraft actuation products in 1999 also improved over the prior year, reflecting a contract extension with Boeing signed in the first quarter of 1999. Sales for the aircraft component overhaul and repair business improved slightly in 1999, as compared to 1998, but sales of military aircraft actuation products declined during the same period. Sales of military actuation products for 1998 benefited from the completion of "safety of flight" testing on F-22 components and final sales for a previously received F-16 shaft retrofit contract. Operating income for the Motion Control segment was impacted in 1999 by the aforementioned consolidation costs and in 1998 by several cost, efficiency and inventory valuation issues. In the aggregate, accounting adjustments, cost overruns on military development contracts and costs related to the consolidation of manufacturing operations resulted in a charge to net earnings of $3.9 million, or $0.38 per share, in 1998.

Metal Treatment

Sales for the Corporation's Metal Treatment segment totaled $105.3 million for 2000, slightly above sales of $104.1 million for 1999. Sales improvements in 2000 from the prior year reflect an acquisition that occurred in mid-1999, and increased sales volume in the commercial European aerospace market, which were largely offset by the negative effect of foreign currency translation. Weak European currencies adversely impacted sales in 2000 (from 1999) by $3.5 million. Operating income for the Metal Treatment segment showed a slight decrease when comparing 2000 to 1999. For 2000, improvements in heat-treating operations were largely offset by lower income at both European and North American shot-peening operations. As with sales, income from European shot-peening operations were adversely impacted by foreign currency translation. Foreign currency translation reduced operating income in 2000 by $1.6 million.

The Corporation's Metal Treatment segment reported sales for 1999 were slightly lower than the record sales for metal treatment services in 1998 of $106.0 million. Sales for 1999 were depressed by softness in several of its primary markets, which offset the benefits from acquisitions and facility expansions made in 1998. Operating income for 1999 was significantly below that of 1998, due to lower margins and increased operating expenses, including costs for facility expansions in both North America and Europe. During 1999 three of this segment's operations relocated into larger facilities and incurred higher operating costs and temporary start-up costs as a result.

Flow Control

The Corporation's Flow Control segment posted sales of $97.5 million for 2000, compared with sales of $65.0 for 1999. Operating income for 2000 was also significantly higher than 1999. The significant improvements in both sales and operating income were largely the result of the acquisition of the Farris and Sprague businesses, which occurred in August of 1999. Sales and earnings from the traditional product lines in the Flow Control segment exceeded the levels achieved in 1999. Sales of marine product lines to the U.S. Navy continued to perform well, as did sales from retrofit and service programs for domestic nuclear utilities, and the sale of valves for new, foreign nuclear power plant construction programs. Industrial valve sales continued to perform well notwithstanding a general softness in two primary markets--petrochemical and chemical process industries. In the third quarter of 2000, the Flow Control segment sold a small hydraulic products distribution business, consisting of net inventory and other assets, for approximately its book value.

The Corporation's Flow Control segment reported sales for 1999 which were 71% above sales for 1998 of $38 million. The improved sales reflected contributions from the acquisitions of Enertech in July 1998 and the Farris and Sprague business units in August 1999. Sales in 1999 also reflected additional U.S. Navy valve business, while 1998 sales reflected higher commercial valve product sales for a foreign nuclear power plant. Operating income for 1999 benefited from acquisitions but higher administrative expenses largely offset those improvements. Operating income for 1998 had also benefited from improved cost performance on valve remakes and upgrade programs.

Corporate and Other Expenses

Operating income for the Corporation includes the recognition of environmental remediation costs, related administrative expenses, costs for legal services to pursue claims against related parties and related recoveries of such claims. Details of environmental expenses and related recoveries are discussed further in Note 11 to the Consolidated Financial Statements. Also included in nonsegment operating income for 2000 is a $2.9 million benefit resulting from the curtailment of postretirement medical coverage for former employees of the Corporation's Fairfield, NJ plant due to its closure in December 1999, offset partially by postemployment expenses related to the retirement of the former chairman and chief executive


                 Curtiss-Wright Corporation and Subsidiaries 21
officer. Administrative expenses for 2000 also include approximately $0.9 million associated with the Corporation's proposed recapitalization transaction (see "Recapitalization" later in this section for more information). Earnings for 1999 included income related to the termination of benefits for former employees of its Buffalo, NY plant.

Other Revenues

The Corporation recorded other nonoperating net revenues for 2000 aggregating $15.5 million compared with $13.4 million in 1999 and $11.7 million in 1998. Noncash pension income, net of benefits paid, recognized as a result of the Corporation's overfunded pension plan increased 19% to $7.8 million for 2000. Rental income declined in 2000 largely due to the settlement of a real estate tax appeal recorded in 1999, but was 10% above 1998 levels. Investment income improved over the prior year but was 11% below investment income of 1998, reflecting the Corporation's acquisition activity in 1999 and 1998. In 2000, the Corporation sold a nonoperating property in Chester, England resulting in a pretax gain of approximately $1.4 million.

Changes in Financial Position

Liquidity and Capital Resources

The Corporation's working capital increased 20% at December 31, 2000, totaling $149.8 million as compared with $124.4 million at December 31, 1999. The ratio of current assets to current liabilities improved to 3.9 to 1 at December 31, 2000 compared with 3.2 to 1 at the end of 1999. The Corporation's balance of cash and short-term investments totaled $71.5 million at December 31, 2000, which increased $36.4 million from the balance at December 31, 1999. The
Corporation's cash and short-term investments had been used to finance the acquisition of three businesses in 1999, which involved aggregate cash outflows of $49.3 million.

Working capital changes were highlighted by significant decreases in trade receivables and net inventories during the year. The Corporation has reduced its days sales outstanding and improved its inventory turnover. Days sales outstanding at December 31, 2000 was reduced to 63 days from 77 at December 31, 1999 and inventory turnover improved to 3.8 turns from 3.2 turns at the prior year end. The decline in receivables was also due, in part, to the receipt of a real estate tax appeal recovery in early 2000.

At December 31, 2000, the Corporation had two credit agreements in effect aggregating $100.0 million with a group of five banks. A Revolving Credit Agreement commits a maximum of $60.0 million to the Corporation for cash borrowings and letters of credit. The Corporation also has in effect a Short-Term Credit Agreement, which allows for cash borrowings of $40.0 million. The unused credit available under these agreements at December 31, 2000 was $67.1 million. Cash borrowings under the Revolving Credit Agreement were $11.3 million at December 31, 2000 and were $19.5 million at December 31, 1999. During 2000, the Corporation paid $7.6 million towards its Swiss franc denominated loan, financed under the Revolving Credit Agreement. In 2001, the Corporation expects to payoff two Industrial Revenue Bond loans totaling approximately $5.3 million.

Capital expenditures were $9.5 million in 2000, decreasing from $19.9 million spent in 1999 and $10.6 million in 1998. Principal expenditures were for additional machinery and equipment. Capital expenditures in 1999 included construction of a new, state-of-the-art Metal Treatment facility in Chester, England.

In 2001, capital expenditures are expected to increase significantly due to the continued expansion of the Metal Treatment segment. In addition, expenditures for machinery and equipment in both the Motion Control and Flow Control segments are expected to continue. At December 31, 2000, the Corporation had capital commitments of approximately $1.1 million primarily for the purchase of equipment in 2001.

During 2000, the Corporation also repurchased 41,270 shares of its common stock at a total cost of approximately $1.5 million. Since inception, the Corporation has repurchased a total of 210,930 shares of its common stock at an approximate cost of $7.5 million.

Cash generated from operations and current short-term investment holdings are considered adequate to meet the Corporation's overall cash requirements for the upcoming year, including anticipated debt repayments, planned capital expenditures, dividends, satisfying environmental obligations and working capital requirements.

Recapitalization

On November 6, 2000, the Corporation and Unitrin, the holder of approximately 44% of the Corporation's outstanding capital stock, announced a series of transactions that will permit Unitrin to distribute to its stockholders, in a tax-free distribution, the approximately 4.4 million shares of the Corporation's common stock currently held by Unitrin. In order to permit this distribution to be tax-free for U.S. federal income tax purposes, the Corporation proposes to make certain changes to its capital structure as more thoroughly described in the Company's proxy statement filed on or about February 16, 2001. In addition, if the distribution occurs, the Corporation will pay a special cash dividend of $0.25 per share to all holders of record of its common stock, other than Unitrin, which has waived its right to the cash dividend.

The Corporation and Unitrin have entered into a merger agreement that provides for a recapitalization of the Corporation involving the creation of a new class of common stock (Class B). In order for the distribution to be tax-free to Unitrin and its stockholders, Unitrin


22 Curtiss-Wright Corporation and Subsidiaries must own, at the time of the distribution, capital stock of the Corporation having the right to elect at least 80% of our board of directors, and must distribute all of that stock to its stockholders in a single transaction. The shares of common stock held by Unitrin will be converted into an equivalent number of shares of the new Class B common stock. Each Corporation stockholder other than Unitrin will retain its shares of the Corporation's common stock. These transactions are referred to as the recapitalization.

The holders of shares of Class B common stock will be entitled to elect at least 80% of our board of directors. The holders of shares of common stock will have the right to elect the remaining members of our board of directors. In all other respects the rights of the holders of the common stock and the Class B common stock will be identical, including with respect to voting rights on fundamental transactions affecting the Corporation, and the right to receive dividends. The minimum number of directors on our board will be set at five so the holders of common stock will always be assured of representation. All of the Class B common stock issued to Unitrin in the recapitalization will be distributed by Unitrin to its stockholders immediately following the recapitalization.

Newly Issued Accounting Pronouncements

Effective January 1, 2001, the Corporation will begin accounting for derivative instruments in accordance with Statement of Financial Accounting Standards No. 133 "Accounting for Derivatives and Hedging Activities" (SFAS No. 133). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Management of the Corporation anticipates that, due to its limited use of derivative instruments, the adoption of SFAS No. 133 will have no effect on its results of operations or its financial position.


                 Curtiss-Wright Corporation and Subsidiaries 23 report of the corporation

The consolidated financial statements appearing on pages 25 through 40 of this Annual Report have been prepared by the Corporation in conformity with generally accepted accounting principles. The financial statements necessarily include some amounts that are based on the best estimates and judgments of the Corporation. Other financial information in the Annual Report is consistent with that in the financial statements.

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

To the Board of Directors and Shareholders of Curtiss-Wright Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings and stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Curtiss-Wright Corporation and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey
January 31, 2001


24 Curtiss-Wright Corporation and Subsidiaries consolidated statements of earnings

-------------------------------------------------------------------------------------------------------------------
For the years ended December 31, (In thousands, except per share data)          2000           1999           1998
-------------------------------------------------------------------------------------------------------------------
Net sales                                                                  $ 329,575      $ 293,263      $ 249,413
Cost of sales                                                                208,605        190,852        167,399
-------------------------------------------------------------------------------------------------------------------
Gross profit                                                                 120,970        102,411         82,014
Research and development costs                                                 3,443          2,801          1,346
Selling expenses                                                              18,591         17,015         11,606
General and administrative expenses                                           49,792         43,121         34,277
Environmental remediation and administrative recoveries,
    net of expenses                                                           (3,041)       (11,683)        (1,562)
-------------------------------------------------------------------------------------------------------------------
Operating income                                                              52,185         51,157         36,347
Investment income, net                                                         2,862          2,295          3,206
Rental income, net                                                             3,638          4,580          3,299
Pension income, net                                                            7,813          6,574          5,126
Other income (expense), net                                                    1,216             (8)            87
Interest expense                                                              (1,743)        (1,289)          (485)
-------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                                  65,971         63,309         47,580
Provision for income taxes                                                    24,897         24,264         18,527
-------------------------------------------------------------------------------------------------------------------
    Net earnings                                                           $  41,074      $  39,045      $  29,053
-------------------------------------------------------------------------------------------------------------------
Net Earnings per Common Share:

    Basic earnings per share                                               $    4.10      $    3.86      $    2.85
    Diluted earnings per share                                             $    4.03      $    3.82      $    2.82
-------------------------------------------------------------------------------------------------------------------

                 See notes to consolidated financial statements.


                 Curtiss-Wright Corporation and Subsidiaries 25 consolidated balance sheets

-----------------------------------------------------------------------------------------------------------------
At December 31, (In thousands)                                                               2000           1999
-----------------------------------------------------------------------------------------------------------------
Assets:
Current assets:
    Cash and cash equivalents                                                           $   8,692      $   9,547
    Short-term investments                                                                 62,766         25,560
    Receivables, net                                                                       67,815         70,729
    Inventories, net                                                                       50,002         60,584
    Deferred tax assets                                                                     9,378          8,688
    Other current assets                                                                    3,419          5,262
-----------------------------------------------------------------------------------------------------------------
       Total current assets                                                               202,072        180,370
-----------------------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost:
    Land                                                                                    5,024          5,267
    Buildings and improvements                                                             95,965         95,631
    Machinery, equipment and other                                                        145,907        141,102
-----------------------------------------------------------------------------------------------------------------
                                                                                          246,896        242,000
    Less: accumulated depreciation                                                        156,443        147,422
-----------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                                         90,453         94,578
-----------------------------------------------------------------------------------------------------------------
Prepaid pension costs                                                                      59,765         50,447
Goodwill, net                                                                              47,543         50,357
Property held for sale                                                                      2,460          2,653
Other assets                                                                                7,123          8,721
-----------------------------------------------------------------------------------------------------------------
       Total assets                                                                     $ 409,416      $ 387,126
-----------------------------------------------------------------------------------------------------------------
Liabilities:
Current liabilities:
    Current portion of long-term debt                                                   $   5,347      $   4,047
    Accounts payable                                                                       13,766         13,304
    Accrued expenses                                                                       19,389         19,463
    Income taxes payable                                                                    4,157          5,203
    Other current liabilities                                                               9,634         13,915
-----------------------------------------------------------------------------------------------------------------
       Total current liabilities                                                           52,293         55,932
-----------------------------------------------------------------------------------------------------------------
Long-term debt                                                                             24,730         34,171
Deferred income taxes                                                                      21,689         14,113
Accrued postretirement benefit costs                                                        5,479          8,515
Other liabilities                                                                          15,001         16,040
-----------------------------------------------------------------------------------------------------------------
       Total liabilities                                                                  119,192        128,771
-----------------------------------------------------------------------------------------------------------------
Contingencies and Commitments (Notes 9, 13 & 15) Stockholders' Equity:
Preferred stock, $1 par value, 650,000 shares authorized, none issued                          --             --
Common stock, $1 par value, 22,500,000 shares authorized, 15,000,000 shares issued;
    Outstanding shares were 10,017,280 and 10,040,250 at December 31, 2000
    and 1999, respectively                                                                 15,000         15,000
Additional paid-in capital                                                                 51,506         51,599
Retained earnings                                                                         411,866        376,006
Unearned portion of restricted stock                                                          (22)           (24)
Accumulated other comprehensive income                                                     (5,626)        (2,622)
-----------------------------------------------------------------------------------------------------------------
                                                                                          472,724        439,959
Less: treasury stock, at cost (4,982,720 shares and 4,959,750 shares at
       December 31, 2000 and 1999, respectively)                                          182,500        181,604
-----------------------------------------------------------------------------------------------------------------
       Total stockholders' equity                                                         290,224        258,355
-----------------------------------------------------------------------------------------------------------------
       Total liabilities and stockholders' equity                                       $ 409,416      $ 387,126
-----------------------------------------------------------------------------------------------------------------

                 See notes to consolidated financial statements.


26 Curtiss-Wright Corporation and Subsidiaries consolidated statements of cash flows

------------------------------------------------------------------------------------------------------------------------------------
For the years ended December 31, (In thousands)                                             2000
1999(1)           1998(1)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net earnings                                                                           $  41,074      $
39,045         $  29,053
------------------------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation and amortization                                                         14,346
12,864             9,661
    Noncash pension income                                                                (7,813)
(6,574)           (5,126)
    Net (gains) losses on sales and disposals of real estate and equipment                (1,390)
--                94
    Net (gains) losses on short-term investments                                            (206)
390              (266)
    Deferred income taxes                                                                  6,886
2,300             1,494
    Changes in operating assets and liabilities, net of businesses acquired:
       Proceeds from sales of trading securities                                         523,656
394,355           374,802
       Purchases of trading securities                                                  (560,656)
(353,861)         (379,097)
       Decrease (increase) in receivables                                                  3,702
6,878            (7,181)
       Decrease (increase) in inventories                                                 11,534
2,830               734
       (Decrease) increase in progress payments                                           (1,552)
(13,057)           (1,248)
       Increase (decrease) in accounts payable and accrued expenses                          338
(1,734)            2,470
    (Decrease) increase in income taxes payable                                           (1,046)
151               207
    Decrease (increase) in other assets                                                    4,499
(1,016)             (320)
    (Decrease) increase in other liabilities                                             (10,081)
241              (236)
    Other, net                                                                               838
(1,936)              392
------------------------------------------------------------------------------------------------------------------------------------
       Total adjustments                                                                 (16,945)
41,831            (3,620)
------------------------------------------------------------------------------------------------------------------------------------
           Net cash provided by operating activities                                      24,129
80,876            25,433
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Proceeds from sales and disposals of real estate and equipment                             3,765
2,586               950
Additions to property, plant and equipment                                                (9,506)
(19,883)          (10,642)
Acquisition of new businesses                                                             (1,961)
(49,322)          (41,711)
------------------------------------------------------------------------------------------------------------------------------------
           Net cash used for investing activities                                         (7,702)
(66,619)          (51,403)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Proceeds from short-term borrowing                                                            --
--            20,523
Proceeds from long-term borrowing                                                             --
--             9,815
Principal payments on long-term debt                                                      (7,575)
--                --
Common stock repurchases                                                                  (1,489)
(5,440)             (611)
Dividends paid                                                                            (5,214)
(5,257)           (5,309)
------------------------------------------------------------------------------------------------------------------------------------
           Net cash (used for) provided by financing activities                          (14,278)
(10,697)           24,418
------------------------------------------------------------------------------------------------------------------------------------
Effect of foreign currency                                                                (3,004)
178               489
------------------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                                        (855)
3,738            (1,063)
Cash and cash equivalents at beginning of year                                             9,547
5,809             6,872
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                               $   8,692      $
9,547         $   5,809
------------------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of noncash investing activities:
Fair value of assets acquired                                                          $   2,231      $
54,868         $  54,635
Liabilities assumed                                                                         (270)
(5,034)          (10,857)
Cash acquired                                                                                 --
(512)           (2,067)
------------------------------------------------------------------------------------------------------------------------------------
Net cash paid                                                                          $   1,961      $
49,322         $  41,711
------------------------------------------------------------------------------------------------------------------------------------

(1) Certain prior year information was reclassified to conform to current presentation.

                See notes to consolidated financial statements.


                 Curtiss-Wright Corporation and Subsidiaries 27 consolidated statements of stockholders' equity

------------------------------------------------------------------------------------------------------------------------------------
                                                                            Unearned      Accumulated
                                               Additional                  Portion of        Other
                                    Common      Paid in      Retained      Restricted    Comprehensive
Comprehensive   Treasury
(In thousands)                      Stock       Capital      Earnings     Stock Awards       Income
Income        Stock
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1997                  $15,000      $52,010      $318,474        $(342)
$(3,289)                      $177,000
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
    Net earnings                        --           --        29,053           --                --
$29,053            --
    Translation adjustments, net        --           --            --           --               489
489            --
------------------------------------------------------------------------------------------------------------------------------------
    Total comprehensive income          --           --            --           --                --
$29,542
------------------------------------------------------------------------------------------------------------------------------------
Common dividends                        --           --        (5,309)          --
--                             --
Common stock repurchase                 --           --            --           --
--                            612
Stock options exercised, net            --         (341)           --           --
--                         (1,158)
Amortization of earned
    portion of restricted
    stock awards                        --           --            --          302
--                             --
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1998                   15,000       51,669       342,218          (40)
(2,800)                       176,454
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
    Net earnings                        --           --        39,045           --                --
$39,045            --
    Translation adjustments, net        --           --            --           --               178
178            --
------------------------------------------------------------------------------------------------------------------------------------
    Total comprehensive income          --           --            --           --                --
$39,223            --
------------------------------------------------------------------------------------------------------------------------------------
Common dividends                        --           --        (5,257)          --
--                             --
Common stock repurchase                 --           --            --           --
--                          5,400
Stock options exercised, net            --          (70)           --           --
--                           (290)
Amortization of earned
    portion of restricted
    stock awards                        --           --            --           16
--                             --
------------------------------------------------------------------------------------------------------------------------------------
December 31, 1999                   15,000       51,599       376,006          (24)
(2,622)                       181,604
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
    Net earnings                        --           --        41,074           --                --
$41,074            --
    Translation adjustments, net        --           --            --           --            (3,004)
(3,004)           --
------------------------------------------------------------------------------------------------------------------------------------
    Total comprehensive income          --           --            --           --                --
$38,070            --
------------------------------------------------------------------------------------------------------------------------------------
Common dividends                        --           --        (5,214)          --
--                             --
Common stock repurchase                 --           --            --           --
--                          1,489
Stock options exercised, net            --          (94)           --           --
--                           (579)
Restricted stock awards                 --            1            --          (15)
--                            (14)
Amortization of earned
    portion of restricted
    stock awards                        --           --            --           17
--                             --
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2000                  $15,000      $51,506      $411,866        $ (22)
$(5,626)                    $  182,500
------------------------------------------------------------------------------------------------------------------------------------

                 See notes to consolidated financial statements.


28 Curtiss-Wright Corporation and Subsidiaries notes to consolidated financial statements

1. Summary of Significant Accounting Policies

Curtiss-Wright Corporation and its subsidiaries (the "Corporation") is a diversified multinational manufacturing and service company that designs, manufactures and overhauls precision components and systems, and provides highly engineered services to the aerospace, defense, automotive, shipbuilding, processing, oil, petrochemical, agricultural equipment, railroad, power generation and metalworking industries. Operations are conducted through eight manufacturing facilities, thirty-nine metal treatment service facilities and four component overhaul locations.

A. Principles of Consolidation

The financial statements of the Corporation have been prepared in conformity with generally accepted accounting principles and such preparation has required the use of management's estimates in presenting the consolidated accounts of the Corporation, after elimination of all significant intercompany transactions and accounts. Management's estimates include assumptions that affect the reported amount of assets, liabilities, revenue and expenses in the accompanying financial statements. Actual results may differ from these estimates. Certain prior year information has been reclassified to conform with current presentation.

B. Cash Equivalents

Cash equivalents consist of money market funds and commercial paper that are readily convertible into cash, all with original maturity dates of three months or less.

C. Progress Payments

Progress payments received under prime contracts and subcontracts have been deducted from receivables and inventories as disclosed in the appropriate following notes.

With respect to government contracts, the government has a lien on all materials and work-in-process to the extent of progress payments.

D. Revenue Recognition

The Corporation records sales and related profits for the majority of its operations as units are shipped or services are rendered. Sales and estimated profits under long-term valve contracts are recognized under the percentage-of-completion method of accounting. Profits are recorded pro rata, based upon current estimates of direct and indirect manufacturing and engineering costs to complete such contracts.

Losses on contracts are provided for in the period in which the losses become determinable. Revisions in profit estimates are reflected on a cumulative basis in the period in which the basis for such revisions becomes known.

In accordance with industry practice, inventoried costs contain amounts relating to contracts and programs with long production cycles, a portion of which will not be realized within one year.

E. Property, Plant and Equipment

Property,   plant  and  equipment  are  carried  at  cost.  Major  renewals  and betterments are capitalized, while maintenance and repairs that do not improve or extend the life of the asset are expensed in the period they occur.

Depreciation is computed using the straight-line method based upon the estimated useful lives of the respective assets.

Average useful lives for property and equipment are as follows:

Buildings and improvements                                         5 to 40 years
Machinery and equipment                                            5 to 15 years
Office furniture and equipment                                     3 to 10 years

F. Intangible Assets

Intangible assets consist primarily of the excess purchase price of the acquisitions over the fair value of net assets acquired. The Corporation amortizes such costs on a straight-line basis over the estimated period benefited but not exceeding 30 years. Amortization of intangibles, consisting primarily of goodwill, totaled $2,561,000, $1,618,000 and $385,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

The Corporation reviews the recoverability of all long-term assets, including the related amortization period, whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. The Corporation determines whether there has been an impairment by comparing the anticipated undiscounted future net cash flows to the related asset's carrying value. If an asset is considered impaired, the asset is written down to fair value which is either determined based on discounted cash flows or appraised values, depending on the nature of the asset. There were no such write-downs in 2000, 1999 or 1998.

G. Fair Value of Financial Instruments

The financial instruments with which the Corporation is involved are primarily of a traditional nature. The Corporation's short-term investments are comprised of equity and debt securities, all classified as trading securities, which are carried at their fair value based upon the quoted market prices of those investments at December 31, 2000 and 1999. Accordingly, net realized and unrealized gains and losses on trading securities are included in net earnings. Due to the short maturities of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, the carrying value of these financial instruments approximates fair value. The carrying amount


                 Curtiss-Wright Corporation and Subsidiaries 29 of long-term debt approximates fair value because the interest rates are reset periodically to reflect current market conditions and rates.

H. Environmental Costs

The Corporation establishes a reserve for a potential environmental responsibility when it concludes that a determination of legal liability is probable, based upon the advice of counsel. Such amounts, if quantifiable, reflect the Corporation's estimate of the amount of that liability. If only a range of potential liability can be estimated, a reserve will be established at the low end of that range. Such reserves represent today's values of anticipated remediation, not recognizing any recovery from insurance carriers or third-party legal actions, and are not discounted.

I. Accounting for Stock-Based Compensation

The Corporation follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), in accounting for its employee stock options, rather than the alternative method of accounting provided under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). Under APB No. 25, the Corporation does not recognize compensation expense on stock options granted to employees when the exercise price of the options is equal to the market price of the underlying stock on the date of the grant. Further information concerning options granted under the Corporation's Long-Term Incentive Plan is provided in Note 10.

J. Capital Stock

In October 1998, the Corporation initiated a stock repurchase program, approved by its board of directors, under which the Company is authorized to purchase up to 300,000 shares or approximately 3% of its outstanding common stock. Purchases were authorized to be made from time to time in the open market or privately negotiated transactions, depending on market and other conditions, based upon the view of the Corporation that market prices of the stock did not adequately reflect the true value of the Corporation and, therefore, represented an attractive investment opportunity. Through December 31, 2000, the Corporation has repurchased 210,930 shares under this program.

K. Earnings Per Share

The Corporation is required to report both basic earnings per share (EPS), based on the weighted average number of common shares outstanding, and diluted earnings per share based on the weighted average number of common shares outstanding plus all potentially dilutive common shares issuable. At December 31, 2000, the Corporation had approximately 124,000 additional stock options outstanding that could potentially dilute basic EPS in the future. The effect of these options was not included in the computation of diluted EPS because to do so would have been antidilutive for the period. The Corporation had antidilutive options of approximately 334,000 at December 31, 1999 and no antidilutive options at December 31, 1998. Earnings per share calculations for the years ended December 31, 2000, 1999 and 1998 are as follows:

--------------------------------------------------------------------------------
                                                            Weighted
                                                             Average   Earnings
                                                   Net       Shares    Per Share
(In thousands, except per share data)            Income   Outstanding   Amount
--------------------------------------------------------------------------------
2000:
Basic earnings per share                        $41,074      10,015     $4.10
Effective of dilutive securities:
  Stock options                                                 176
  Deferred stock compensation                                     3
--------------------------------------------------------------------------------
Diluted earnings per share                      $41,074      10,194     $4.03
--------------------------------------------------------------------------------
1999:
Basic earnings per share                        $39,045      10,115     $3.86
Effective of dilutive securities:
  Stock options                                                  99
  Deferred stock compensation                                     1
--------------------------------------------------------------------------------
Diluted earnings per share                      $39,045      10,215     $3.82
--------------------------------------------------------------------------------
1998:
Basic earnings per share                        $29,053      10,194     $2.85
Effective of dilutive securities:
  Stock options                                                 109
  Deferred stock compensation                                     2
--------------------------------------------------------------------------------
Diluted earnings per share                      $29,053      10,305     $2.82
--------------------------------------------------------------------------------

L. Newly Issued Accounting Pronouncements

Effective January 1, 2001, the Corporation will begin accounting for derivative instruments in accordance with Statement of Financial Accounting Standards No. 133 "Accounting for Derivatives and Hedging Activities" (SFAS No. 133). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Management of the Corporation anticipates that, due to its limited use of derivative instruments, the adoption of SFAS No. 133 will have no effect on its results of operations or its financial position.

2. Acquisitions

The Corporation acquired one business in 2000 and three businesses in 1999, as described below. All companies acquired have been accounted for as purchases with the excess of the purchase price over the estimated fair value of the net assets acquired


30 Curtiss-Wright Corporation and Subsidiaries recorded as goodwill. The results of each operation have been included in the consolidated financial results of the Corporation from the date of acquisition.

EF Quality Heat Treating Company

On December 14, 2000, the Corporation acquired EF Quality Heat Treating Company ("EF"), a Midwest provider of quality heat treating services primarily to the automotive industry. EF provides high quality atmosphere normalizing, annealing and stress relieving services from its Salem, Ohio location.

The Corporation acquired the net assets of the EF business for approximately $2.2 million, subject to adjustment as provided for in the agreement. This acquisition has been accounted for as a purchase in the fourth quarter of 2000. The excess of the purchase price over the fair value of the net assets acquired is approximately $1.0 million and is being amortized over 25 years. The fair value of the net assets acquired was based on preliminary estimates and may be revised at a later date.

Farris Engineering and Sprague Products

On August 27, 1999, the Corporation completed its acquisition of the Farris and Sprague business units of Teledyne Fluid Systems, an Allegheny Teledyne Incorporated company.

Farris is one of the world's leading manufacturers of pressure-relief valves for use in processing industries, which include refineries, petrochemical/chemical plants and pharmaceutical manufacturing. Products are manufactured in Brecksville, Ohio and Brantford, Ontario. A service and distribution center is located in Edmonton, Alberta. The Sprague business, also located in Brecksville, Ohio, provides specialty hydraulic and pneumatic valves and air-driven pumps and gas boosters under the "Sprague" and "PowerStar" trade names for general industrial applications as well as directional control valves for truck transmissions and car transport carriers.

The Corporation acquired the net assets of the Farris and Sprague businesses for $42.9 million in cash. This acquisition has been accounted for as a purchase in the third quarter of 1999. The excess of the purchase price over the fair value of the net assets acquired was $18.5 million and is being amortized over 30 years.

Metallurgical Processing Inc.

On June 30, 1999, the Corporation acquired Metallurgical Processing, Inc. (MPI), a Midwest supplier of commercial heat-treating services, primarily to the automotive and industrial markets. MPI provides a number of metal-treatment processes including carburizing, hardening, and carbonitriding and services a broad spectrum of customers from its Fort Wayne, Indiana location.

The Corporation acquired the stock of MPI for $7.4 million in cash (of which $1.0 million has been deferred for two years) and accounted for the acquisition as a purchase in the second quarter of 1999. The excess of the purchase price over the fair value of the net assets acquired was $2.2 million and is being amortized over 25 years.

3. Short-term Investments

The composition of short-term investments is as follows:

--------------------------------------------------------------------------------
December 31,                             2000                      1999
--------------------------------------------------------------------------------
(In thousands)                     Cost     Fair Value       Cost     Fair Value
--------------------------------------------------------------------------------
Money market
  preferred stock                $16,700      $16,700      $11,400      $11,400
Common and
  preferred stocks                 2,104        2,166        2,104        1,960
Tax exempt
  revenue bonds                   43,900       43,900       12,200       12,200
--------------------------------------------------------------------------------
Total short-term
  investments                    $62,704      $62,766      $25,704      $25,560
--------------------------------------------------------------------------------

Investment income for the years ended December 31 consists of:

--------------------------------------------------------------------------------
(In thousands)                                   2000         1999         1998
--------------------------------------------------------------------------------
Net realized gains on the sales
  of trading securities                       $   135      $   274      $   141
Interest and dividend
  income, net                                   2,521        2,361        2,940
Net unrealized holding
  gains (losses)                                  206         (340)         125
--------------------------------------------------------------------------------
Investment income, net                        $ 2,862      $ 2,295      $ 3,206
--------------------------------------------------------------------------------

4. Receivables

Receivables include current notes, amounts billed to customers, claims and other receivables and unbilled revenue on long-term contracts consisting of amounts recognized as sales but not billed. Substantially all amounts of unbilled receivables are expected to be billed and collected in the subsequent year.

Credit risk is generally diversified due to the large number of entities comprising the Corporation's customer base and their geographic dispersion. The largest single customer represented 7% of the total outstanding billed receivables at December 31, 2000 and 8% of the total outstanding billed receivables at December 31, 1999. This same customer of the Motion Control segment accounted for 13% of consolidated revenue in 2000, 14% in 1999 and 16% in 1998. In


                 Curtiss-Wright Corporation and Subsidiaries 31 addition, the Corporation is either a prime or subcontractor of various agencies of the U.S. government. Revenues derived either directly or indirectly from government sources (primarily the U.S. government) totaled $56,400,000, or 17% of consolidated revenue in 2000, $50,116,000, or 17% in 1999 and $41,565,000, or
17% in 1998.

The Corporation performs ongoing credit evaluations of its customers and establishes appropriate allowances for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

The composition of receivables is as follows:

--------------------------------------------------------------------------------
(In thousands) December 31,                                 2000           1999
--------------------------------------------------------------------------------
Billed Receivables:
Trade and other receivables                             $ 59,904       $ 66,652
  Less: progress payments applied                         (1,508)        (1,922)
       allowance for doubtful accounts                    (2,659)        (3,230)
--------------------------------------------------------------------------------
Net billed receivables                                    55,737         61,500
--------------------------------------------------------------------------------
Unbilled Receivables:
Recoverable costs and estimated earnings
  not billed                                              18,091         16,473
  Less: progress payments applied                         (7,040)        (7,244)
--------------------------------------------------------------------------------
Net unbilled receivables                                  11,051          9,229
--------------------------------------------------------------------------------
Notes Receivable                                           1,027             --
--------------------------------------------------------------------------------
Total receivables, net                                  $ 67,815       $ 70,729
--------------------------------------------------------------------------------

5. Inventories

Inventories are valued at the lower of cost (principally average cost) or market. The composition of inventories is as follows:

--------------------------------------------------------------------------------
(In thousands) December 31,                                 2000           1999
--------------------------------------------------------------------------------
Raw material                                            $ 11,955       $ 12,952
Work-in-process                                           10,815         15,493
Finished goods/component parts                            32,621         36,276
Inventoried costs related to
  U.S. government and other
  long-term contracts                                      5,961          7,714
--------------------------------------------------------------------------------
Gross Inventories                                         61,352         72,435
  Less: inventory reserves                               (10,944)       (10,511)
        progress payments applied,
        principally related to
        long-term contracts                                 (406)        (1,340)
--------------------------------------------------------------------------------
Net inventories                                         $ 50,002       $ 60,584
--------------------------------------------------------------------------------

6. Accrued Expenses and Other Current Liabilities

Accrued expenses consist of the following:

--------------------------------------------------------------------------------
(In thousands) December 31,                                 2000           1999
--------------------------------------------------------------------------------
Accrued compensation                                    $  9,117       $  7,545
Accrued taxes other than income taxes                      2,073          1,961
Accrued insurance                                          1,812          1,623
All other                                                  6,387          8,334
--------------------------------------------------------------------------------
Total accrued expenses                                  $ 19,389       $ 19,463
--------------------------------------------------------------------------------

Other current liabilities consist of the following:

--------------------------------------------------------------------------------
(In thousands) December 31,                                 2000           1999
--------------------------------------------------------------------------------
Customer advances                                       $  3,734       $  2,338
Current portion of environmental reserves                  1,393          2,717
Anticipated losses on long-term contracts                  1,322          2,280
Due tenants on tax recovery                                   --          3,520
All other                                                  3,185          3,060
--------------------------------------------------------------------------------
Total other current liabilities                         $  9,634       $ 13,915
--------------------------------------------------------------------------------


32 Curtiss-Wright Corporation and Subsidiaries

7. Income Taxes

Earnings before income taxes for the years ended December 31 consist of:

--------------------------------------------------------------------------------
(In thousands)                            2000             1999            1998
--------------------------------------------------------------------------------
Domestic                               $48,550          $47,088         $33,320
Foreign                                 17,421           16,221          14,260
--------------------------------------------------------------------------------
Total                                  $65,971          $63,309         $47,580
--------------------------------------------------------------------------------

The provision for income taxes for the years ended December 31 consist of:

--------------------------------------------------------------------------------
(In thousands)                            2000             1999            1998
--------------------------------------------------------------------------------
Current:
  Federal                              $ 9,342          $11,843         $ 8,835
  State                                  2,571            3,619           3,045
  Foreign                                5,809            6,000           5,019
--------------------------------------------------------------------------------
                                        17,722           21,462          16,899
--------------------------------------------------------------------------------
Deferred:
  Federal                                5,953            2,143           1,231
  State                                    966              407             397
  Foreign                                  256              252              --
--------------------------------------------------------------------------------
                                         7,175            2,802           1,628
--------------------------------------------------------------------------------
Provision for income taxes             $24,897          $24,264         $18,527
--------------------------------------------------------------------------------

The effective tax rate varies from the U.S. federal statutory tax rate for the years ended December 31 principally due to the following:

--------------------------------------------------------------------------------
                                          2000             1999            1998
--------------------------------------------------------------------------------
U.S. Federal statutory tax rate           35.0%            35.0%           35.0%
Add (deduct):
  Dividends received deduction
    and tax exempt income                 (0.8)            (0.8)           (1.4)
State and local taxes                      3.5              4.1             4.7
All other, net                              --               --             0.6
--------------------------------------------------------------------------------
Effective tax rate                        37.7%            38.3%           38.9%
--------------------------------------------------------------------------------

The components of the Corporation's deferred tax assets and liabilities at December 31 are as follows:

--------------------------------------------------------------------------------
(In thousands)                                              2000           1999
--------------------------------------------------------------------------------
Deferred tax assets:
  Environmental cleanup                                 $  5,416       $  6,119
  Inventories                                              4,440          4,407
  Postretirement/postemployment
    benefits                                               2,229          3,540
  Incentive compensation                                   1,737          1,589
  Vacation pay                                             1,159          1,048
  Other                                                    1,953          3,372
--------------------------------------------------------------------------------
Total deferred tax assets                               $ 16,934       $ 20,075
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Retirement plans                                      $ 22,929       $ 19,265
  Depreciation                                             4,270          4,697
  Other                                                    2,046          1,538
--------------------------------------------------------------------------------
Total deferred tax liabilities                          $ 29,245       $ 25,500
--------------------------------------------------------------------------------
Net deferred tax liabilities                            $ 12,311       $  5,425
--------------------------------------------------------------------------------

Deferred  tax  assets  and  liabilities  are  reflected  on  the   Corporation's
consolidated balance sheets at December 31 as follows:

--------------------------------------------------------------------------------
                                                            2000           1999
--------------------------------------------------------------------------------
Current deferred tax assets                             $  9,378       $  8,688
Noncurrent deferred tax liabilities                      (21,689)       (14,113)
--------------------------------------------------------------------------------
Net deferred tax liabilities                            $(12,311)      $ (5,425)
--------------------------------------------------------------------------------

Income tax payments of $15,466,000 were made in 2000, $20,954,000 in 1999, and $16,321,000 in 1998.

At December 31, 2000, the balance of undistributed earnings of foreign subsidiaries was $2,760,000. It is presumed that ultimately these earnings will be distributed to the Corporation. The tax effect of this presumption was determined by assuming that these earnings were remitted to the Corporation in the current period, and that the Corporation received the benefit of all available tax alternatives, tax credits and deductions. Under these assumptions, no federal income tax provision was required.


                 Curtiss-Wright Corporation and Subsidiaries 33

8. Long-term Debt

Long-term debt at December 31 consists of the following:

--------------------------------------------------------------------------------
(In thousands)                                              2000           1999
--------------------------------------------------------------------------------
Industrial Revenue Bonds, due from 2001
  to 2028. Weighted average interest
  rate is 4.07% and 3.12% per annum
  for 2000 and 1999, respectively                       $ 18,747       $ 18,747
--------------------------------------------------------------------------------
Revolving Credit Agreement Borrowing,
  due 2004. Weighted average interest rate
  is 3.49% for 2000 and 2.94% for 1999                    11,330         19,471
--------------------------------------------------------------------------------
Total debt                                                30,077         38,218
--------------------------------------------------------------------------------
Less: Portion due within one year                         (5,347)        (4,047)
--------------------------------------------------------------------------------
Total Long-term Debt                                    $ 24,730       $ 34,171
--------------------------------------------------------------------------------

Debt under the Corporation's revolving credit agreement is denominated in Swiss francs. Actual borrowings were 18,250,000 and 31,000,000 Swiss francs at December 31, 2000 and 1999, respectively. The carrying amount of long-term debt approximates fair value because the interest rates are reset periodically to reflect market conditions and rates.

Aggregate maturities of debt are as follows:

--------------------------------------------------------------------------------
(In thousands)
--------------------------------------------------------------------------------
2001                                                                     $ 5,347
2002                                                                          --
2003                                                                          --
2004                                                                      11,330
2005                                                                          --
2006 and beyond                                                           13,400
--------------------------------------------------------------------------------
                                                                         $30,077
--------------------------------------------------------------------------------

Interest payments of approximately $1,006,000, $818,000 and $470,000 were made in 2000, 1999 and 1998, respectively.

9. Credit Agreements

The Corporation has two credit agreements in effect aggregating $100,000,000 with a group of five banks. The credit agreements allow for borrowings to be denominated in a number of foreign currencies. The Revolving Credit Agreement commits a maximum of $60,000,000 to the Corporation for cash borrowings and letters of credit. The unused credit available under this facility at December 31, 2000 was $27,086,000 and was $18,226,000 at December 31, 1999. Cash
borrowings under the Revolving Credit Agreement at December 31, 2000 were $11,330,000 with a weighted average interest rate of 3.49%. Cash borrowings at December 31, 1999 were $19,471,000 with a weighted average interest rate of 2.94%. The commitment made under the Revolving Credit Agreement expires December 17, 2004, but may be extended annually for successive one-year periods with the consent of the bank group. The Corporation also has in effect a Short-Term Credit Agreement which allows for cash borrowings of $40,000,000, of which $40,000,000 was available at December 31, 2000 and December 31, 1999. The Short-Term Credit Agreement expires December 14, 2001. The Short-Term Credit Agreement may be extended for additional periods, with the consent of the bank group, for additional periods not to exceed 364 days each. The Corporation is required under these Agreements to maintain certain financial ratios, and meet certain net worth and indebtedness tests for which the Corporation is in compliance.

At December 31, 2000, substantially all of the industrial revenue bond issues are collateralized by real estate, machinery and equipment. Certain of these issues are supported by letters of credit, which total approximately $17,793,000. The Corporation has various other letters of credit totaling approximately $3,800,000, most of which are now included under the Revolving Credit Agreement.

10. Stock Compensation Plans

Stock-Based Compensation: Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123 and has been determined as if the Corporation had accounted for its 2000, 1999 and 1998 employee stock option grants under the fair value method of that Statement. Information with regard to the number of options granted, market price of the grants, vesting requirements and the maximum term of the options granted appears by plan type in the sections below. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

--------------------------------------------------------------------------------
                                                    2000       1999       1998
--------------------------------------------------------------------------------
Risk-free interest rate                             5.87%      6.09%      4.80%
Expected volatility                                23.96%     25.06%     18.80%
Expected dividend yield                             1.09%      1.37%      1.38%
Weighted average option life                      7 years    7 years    7 years
--------------------------------------------------------------------------------


34 Curtiss-Wright Corporation and Subsidiaries

The estimated fair value of the option grants are amortized to expense over the options' vesting period beginning January 1 of the following year, due to the timing of the grants. The Corporation's pro forma information for the years ended December 31, 2000, 1999 and 1998 is as follows:

--------------------------------------------------------------------------------
(In thousands, except per share data)         2000          1999          1998
--------------------------------------------------------------------------------
Net earnings:
  As reported                             $ 41,074      $ 39,045      $ 29,053
  Pro forma                               $ 40,074      $ 38,430      $ 28,509
Net earnings per common share:
As reported:
  Basic                                   $   4.10      $   3.86      $   2.85
  Diluted                                 $   4.03      $   3.82      $   2.82
Pro forma:
  Basic                                   $   4.00      $   3.80      $   2.80
  Diluted                                 $   3.93      $   3.76      $   2.77
--------------------------------------------------------------------------------

Long-Term Incentive Plan: Under a Long-Term Incentive Plan approved by stockholders in 1995, an aggregate total of 1,000,000 shares of common stock (after 1997 2 for 1 stock split) were reserved for issuance under said Plan. No more than 50,000 shares of common stock subject to the Plan may be awarded in any year to any one participant in the Plan.

Under this Plan, the Corporation awarded 1,604,825 performance units in 2000, 1,539,778 in 1999 and 1,184,604 in 1998 to certain key employees. The performance units are denominated in dollars and are contingent upon the satisfaction of performance objectives keyed to profitable growth over a period of three fiscal years commencing with the fiscal year following such awards. The anticipated cost of such awards is expensed over the three-year performance period. However, the actual cost of the performance units may vary from total value of the awards depending upon the degree to which the key performance objectives are met.

Under this Plan, the Corporation has granted nonqualified stock options in 2000, 1999 and 1998 to key employees. Stock options granted under this Plan expire ten years after the date of the grant and are exercisable as follows: up to one-third of the grant after one full year, up to two-thirds of the grant after two full years and in full three years from the date of grant. Stock option activity during the periods is indicated as follows:

--------------------------------------------------------------------------------
                                                         Weighted
                                                          Average
                                                          Exercise     Options
                                            Shares         Price     Exercisable
--------------------------------------------------------------------------------
Outstanding at
  December 31, 1997                        369,826       $ 24.76       216,398
  Granted                                  118,886         37.66
  Exercised                                (31,554)        19.13
  Forfeited                                (20,657)        30.59
--------------------------------------------------------------------------------
Outstanding at
  December 31, 1998                        436,501         28.63       242,071
  Granted                                  147,551         37.82
  Exercised                                 (6,155)        21.01
  Forfeited                                (20,276)        34.78
--------------------------------------------------------------------------------
Outstanding at
  December 31, 1999                        557,621         30.92       310,586
  Granted                                  124,398         47.72
  Exercised                                (16,080)        22.93
  Forfeited                                (13,225)        37.18
--------------------------------------------------------------------------------
Outstanding at
  December 31, 2000                        652,714       $ 34.19       396,049
--------------------------------------------------------------------------------

Stock Plan for Non-Employee Directors: The Stock Plan for Non-Employee Directors, approved by stockholders in 1996, authorized the grant of restricted stock awards and, at the option of the directors, the payment of regular stipulated compensation and meeting fees in equivalent shares. In April 2000, the Corporation granted its newest non-employee director restricted stock, valued at $38.19 per share, the market price on the date of the award. The cost of the restricted stock awards is being amortized over a five-year restriction period from the date of grant. At December 31, 2000, the Corporation had provided for an aggregate additional 11,210 shares, at an average price of $33.27, for its non-employee directors pursuant to election by directors to receive such shares in lieu of payment for earned compensation under the Plan. Depending on the extent to which the non-employee directors elect to receive future compensation in shares, total awards under this Plan could reach or exceed 16,000 shares by April 12, 2006, the termination date of the Plan. Pursuant to elections, 1,546 shares were issued as compensation in 2000 under the Plan.


                 Curtiss-Wright Corporation and Subsidiaries 35

11. Environmental Costs

The Corporation has continued the operation of the ground water and soil remediation activities at the Wood-Ridge, New Jersey site through 2000. The cost of constructing and operating this site was provided for in 1990 when the Corporation established a $21,000,000 reserve to remediate the property. Costs for operating and maintaining this site totaled $490,000 in 2000, $563,000 in 1999, and $854,000 in 1998.

The Corporation has previously filed lawsuits against several insurance carriers seeking recovery for environmental costs. The Corporation settled with one carrier in 1998 and two carriers in 1999. During 2000, the Corporation settled with the remaining carriers. The amount of these settlements in 2000 totaled $4,409,000, net of associated expenses. No potential recovery from this lawsuit has been utilized to offset or reduce any of the Corporation's environmental liabilities. During the year, several sites required increases in the previously established reserve for those sites in the amount of $1,746,000. In addition, one site required a decrease in the reserve during 2000 in the amount of $381,000.

The Corporation has been named as a potentially responsible party, as have many other corporations and municipalities, in a number of environmental clean-up sites. The Corporation continues to make progress in resolving these claims through settlement discussions and payments from reserves previously established. Significant sites remaining open at the end of the year are:
Caldwell Trucking landfill superfund site, Fairfield, New Jersey; Sharkey landfill superfund site, Parsippany, New Jersey; Pfohl Brothers landfill site, Cheektowaga, New York; Amenia landfill site, Amenia, New York; and Chemsol, Inc. superfund site, Piscataway, New Jersey. The Corporation believes that the outcome for any of these remaining sites will not have a materially adverse effect on the Corporation's results of operations or financial condition.

The noncurrent environmental obligation on the books at December 31, 2000 was $9,925,000, compared to $8,857,000 at December 31, 1999.

12. Pension and Other Postretirement Benefit Plans

The Corporation maintains a noncontributory defined benefit pension plan covering substantially all employees. The Curtiss-Wright Retirement Plan formula for nonunion employees is based on years of credited service and the five highest consecutive years' compensation during the last ten years of service and a "cash balance" benefit. Union employees who have negotiated a benefit under this Plan are entitled to a benefit based on years of service multiplied by a monthly pension rate. Employees are eligible to participate in this Plan after one year of service and are vested after five years of service. At December 31, 2000 and December 31, 1999, the Corporation had prepaid pension costs of $59,765,000 and $50,447,000, respectively, under this Plan. At December 31, 2000, approximately 35% of the Plan's assets are invested in debt securities, including a portion in U.S. government issues. Approximately 65% of plan assets are invested in equity securities.

In addition, the Corporation provided postretirement health benefits to certain employees.

The Corporation also maintains a nonqualified Restoration Plan covering those employees whose compensation or benefits exceeds the IRS limitation for pension benefits. Benefits under this Plan are not funded and as such, the Corporation had an accrued pension liability of $1,226,000 and $2,102,000 at December 31, 2000 and 1999, respectively. In addition, the Corporation had foreign pension costs under retirement plans of $864,000, $734,000 and $367,000 in 2000, 1999 and 1998, respectively.


36 Curtiss-Wright Corporation and Subsidiaries

----------------------------------------------------------------------------------------------------------
                                                        Pension Benefits          Postretirement Benefits
----------------------------------------------------------------------------------------------------------
(In thousands)                                          2000           1999           2000           1999
----------------------------------------------------------------------------------------------------------
Change in Benefit Obligation:
Benefit obligation at beginning of year            $ 106,965      $ 109,487      $   3,955      $   5,187
Service cost                                           4,803          4,703            118            191
Interest cost                                          7,256          7,377            181            298
Plan participants' contributions                          --             --            158             42
Actuarial gain                                         2,022           (338)          (168)          (264)
Benefits paid                                        (17,619)       (14,264)          (280)          (401)
Change due to curtailment of benefits                     --             --         (1,937)        (1,098)
----------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                    103,427        106,965          2,027          3,955
----------------------------------------------------------------------------------------------------------
Change in Plan Assets:
Fair value of plan assets, beginning of year         237,813        216,882             --             --
Actual return on plan assets                          30,107         35,105             --             --
Employer contribution                                  2,381             90            122            359
Plan participants' contribution                           --             --            158             42
Benefits paid                                        (17,619)       (14,264)          (280)          (401)
----------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year             252,682        237,813             --             --
----------------------------------------------------------------------------------------------------------
Funded status                                        149,255        130,848         (2,027)        (3,955)
Unrecognized net actuarial gain                      (88,765)       (78,326)        (2,532)        (2,925)
Unrecognized transition obligation                    (2,206)        (4,394)            --             --
Unrecognized prior service costs                         255            217           (920)        (1,635)
----------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit costs                    $  58,539      $  48,345      $  (5,479)     $  (8,515)
----------------------------------------------------------------------------------------------------------
Components of Net Periodic
  Benefit Cost (Revenue):
Service cost                                       $   4,803      $   4,703      $     118      $     191
Interest cost                                          7,256          7,377            181            298
Expected return on plan assets                       (16,973)       (15,579)            --             --
Amortization of prior service cost                       (36)           (36)          (123)          (193)
Amortization of transition obligation                 (2,188)        (2,188)            --             --
Recognized net actuarial gain                         (2,090)          (851)          (200)          (184)
Benefit cost reduction due to curtailment                 --             --         (2,890)          (813)
Cost of settlement                                     1,415             --             --             --
----------------------------------------------------------------------------------------------------------
Net periodic benefit revenue                       $  (7,813)     $  (6,574)     $  (2,914)     $    (701)
----------------------------------------------------------------------------------------------------------
Weighted-average assumptions as of December 31:
Discount rate                                           7.00%          7.00%          7.00%          7.00%
Expected return on plan assets                          8.50%          8.50%            --             --
Rate of compensation increase                           4.50%          4.50%            --             --
----------------------------------------------------------------------------------------------------------


                 Curtiss-Wright Corporation and Subsidiaries 37

For measurement purposes, a 7.85% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease gradually to 5.5% over the next seven years and remaining at that level thereafter.

Effect of change in health care cost trend on:

--------------------------------------------------------------------------------
(In thousands)                                        1% Increase    1% Decrease
--------------------------------------------------------------------------------
Total service and interest
  cost components                                        $  30          $ (40)
Postretirement benefit obligation                        $ 252          $(230)
--------------------------------------------------------------------------------

The  Corporation   discontinued   postretirement  medical  coverage  for  former
employees of its Fairfield, NJ plant due to its closure, which resulted in income of $2,890,000 in 2000 and for the former employees of its Buffalo, NY plant, which resulted in income of $813,000 in 1999.

13. Leases

Buildings and Improvements Leased to Others. The Corporation leases certain of its buildings and related improvements to outside parties under noncancelable operating leases. Cost and accumulated depreciation of the leased buildings and improvements at December 31, 2000, were $49,575,000 and $44,166,000, respectively, and at December 31, 1999, were $50,878,000 and $44,095,000, respectively.

Facilities and Equipment Leased from Others. The Corporation conducts a portion of its operations from leased facilities, which include manufacturing and service facilities, administrative offices and warehouses. In addition, the Corporation leases automobiles, machinery and office equipment under operating leases. Rental expenses for all operating leases amounted to approximately $4,273,000 in 2000, $2,770,000 in 1999 and $2,586,000 in 1998.

At December 31, 2000, the approximate future minimum rental income and commitment under operating leases that have initial or remaining noncancelable lease terms in excess of one year are as follows:

--------------------------------------------------------------------------------
                                                    Rental              Rental
(In thousands)                                      Income            Commitment
--------------------------------------------------------------------------------
2001                                               $ 5,470             $ 4,189
2002                                                 3,783               3,931
2003                                                 2,592               3,689
2004                                                 2,004               3,062
2005                                                 1,171               1,577
2006 and beyond                                      9,133               2,000
--------------------------------------------------------------------------------
                                                   $24,153             $18,448
--------------------------------------------------------------------------------

14. Industry Segments

The Corporation manages and evaluates its operations in three reportable segments: Motion Control, Metal Treatment and Flow Control. The operating segments are managed separately because each offers different products and serves different markets. The principal products and major markets of the three operating segments are described in the At a Glance section of this Annual Report.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. Interest income is not reported on an operating segment basis because short-term investments and returns on those investments are aggregated and evaluated separately from business operations. Interest expense and income taxes are also not reported on an operating segment basis because they are not considered in the performance evaluation by the Corporation's chief operating decision-maker, its chairman and CEO.

The Corporation had one commercial customer in the Motion Control segment, which accounted for 13% of consolidated revenue in 2000, 14% in 1999 and 16% in 1998.


38 Curtiss-Wright Corporation and Subsidiaries

Consolidated Industry Segment Information:

---------------------------------------------------------------------------------------------------------------------
                                           Motion        Metal        Flow        Segment     Corporate
Consolidated
(In thousands)                           Control(1)    Treatment     Control       Total       & Other       Total
---------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 2000:
Revenue from external customers          $ 126,771     $ 105,318    $  97,486    $ 329,575    $      --    $
329,575
Intersegment revenues                           --           508           --          508           --
508
Operating income                            15,383        23,502       10,276       49,161        3,024
52,185
Depreciation and amortization expense        4,086         5,031        4,124       13,241        1,105
14,346
Segment assets at year end                  96,955        84,538       82,670      264,163      145,253
409,416
Expenditures for long-lived assets           1,776         5,451        1,826        9,053          453
9,506
---------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1999:
Revenue from external customers          $ 124,155     $ 104,143    $  64,965    $ 293,263    $      --    $
293,263
Intersegment revenues                           --           337           --          337           --
337
Operating income                             8,667        23,551        6,082       38,300       12,857
51,157
Depreciation and amortization expense        5,056         4,407        2,355       11,818        1,046
12,864
Segment assets at year end                 112,943        83,350       95,214      291,507       95,619
387,126
Expenditures for long-lived assets           3,433        14,530        1,543       19,506          377
19,883
---------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1998:
Revenue from external customers          $ 105,400     $ 105,999    $  38,014    $ 249,413    $      --    $
249,413
Intersegment Revenues                           --           554           --          554           --
554
Operating income (loss)                     (1,413)       30,020        5,161       33,768        2,579
36,347
Depreciation and amortization expense        3,608         3,792        1,246        8,646        1,015
9,661
Segment assets at year end                 119,351        68,198       40,080      227,629      125,111
352,740
Expenditures for long-lived assets           2,111         6,053        2,180       10,344          298
10,642
---------------------------------------------------------------------------------------------------------------------

(1) Operating income for the Motion Control segment includes consolidation costs for the relocation of operations in the amount of $3.8 million for 1999 and $0.8 million for 1998.


                 Curtiss-Wright Corporation and Subsidiaries 39

Reconciliations:

-----------------------------------------------------------------------------------------
For the years ended December 31, (In thousands)         2000          1999          1998
-----------------------------------------------------------------------------------------
Revenues:
Total segment revenue                              $ 329,575     $ 293,263     $ 249,413
Intersegment revenue                                     508           337           554
Elimination of intersegment revenue                     (508)         (337)         (554)
-----------------------------------------------------------------------------------------
  Total consolidated revenues                      $ 329,575     $ 293,263     $ 249,413
-----------------------------------------------------------------------------------------
Earnings before taxes:
Total segment operating income                     $  49,161     $  38,300     $  33,768
Insurance settlements, net                             3,041        11,683         1,562
Corporate and other                                      (17)        1,174         1,017
Investment income, net                                 2,862         2,295         3,206
Rental income, net                                     3,638         4,580         3,299
Pension income, net                                    7,813         6,574         5,126
Other income (expense), net                            1,216            (8)           87
Interest expense                                      (1,743)       (1,289)         (485)
-----------------------------------------------------------------------------------------
  Total consolidated earnings before tax           $  65,971     $  63,309     $  47,580
-----------------------------------------------------------------------------------------
Assets (at December 31):
Total assets for reportable segments               $ 264,163     $ 291,507     $ 227,629
Short-term investments                                62,766        25,560        66,444
Pension assets                                        59,765        50,447        43,822
Other assets                                          22,801        19,652        14,914
Elimination of intersegment receivables                  (79)          (40)          (69)
-----------------------------------------------------------------------------------------
Total consolidated assets                          $ 409,416     $ 387,126     $ 352,740
-----------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
December 31, (In thousands)              2000                            1999                            1998
------------------------------------------------------------------------------------------------------------------------
                                              Long-Lived                      Long-Lived
Long-Lived
                             Revenues(1)        Assets       Revenues(1)        Assets       Revenues(1)
Assets
------------------------------------------------------------------------------------------------------------------------
Geographic Information:
United States                  $213,343        $211,964        $200,253        $209,370        $165,567
$217,668
United Kingdom                   32,133          22,666          29,762          20,986          32,320
11,454
Other foreign countries          84,099          12,266          63,248          11,644          51,526
8,093
------------------------------------------------------------------------------------------------------------------------
Consolidated total             $329,575        $246,896        $293,263        $242,000        $249,413
$237,215
------------------------------------------------------------------------------------------------------------------------

(1) Revenues are attributed to countries based on the location of the customer.

15. Contingencies and Commitments

The Corporation's Drive Technology subsidiary located in Switzerland entered into a sales agreement with the Spanish Ministry of Defense which contained an offset obligation for the purchase of approximately 24 million Swiss francs of product from Spanish suppliers over a seven-year period which began in 1999. The offset obligation contains two interim milestones, which, if not met, could increase the total obligation by 10% per milestone. The first milestone occurs in February 2001 and has been met. It is expected that the second milestone will be met as well. In addition, the agreement contains a penalty of 5% of the total obligation if it is not met by the end of the seven-year period. The Corporation expects to fully comply with its obligations under this agreement.


40 Curtiss-Wright Corporation and Subsidiaries corporate directory

Directors

Martin R. Benante
Chairman and Chief Executive Officer

Admiral James B. Busey IV
Admiral, U.S. Navy (Ret.)
Former President and Chief Executive Officer of AFCEA International Aviation Safety and Security Consultant

S. Marce Fuller
President and Chief Executive Officer of Mirant Corporation, Inc.
(formerly known as Southern Energy, Inc.)

David Lasky
Director, Primex Technologies, Inc.
Former Chairman and Chief Executive Officer of Curtiss-Wright Corporation

William B. Mitchell
Director, Mitre Corporation
Former Vice-Chairman of Texas Instruments Inc.

John R. Myers
Chairman of Tru-Circle Corporation
Management Consultant
Former Chairman of the Board of Garrett Aviation Services

Dr. William W. Sihler
Ronald E. Trzcinski Professor of Business Administration
Darden Graduate School of Business Administration
University of Virginia

J. McLain Stewart
Former Director, McKinsey & Co. Management Consultants

Officers

Martin R. Benante
Chairman and Chief Executive Officer

Gerald Nachman
Executive Vice President

George J. Yohrling
Vice President

Joseph Napoleon
Vice President

Robert A. Bosi
Vice President--Finance

Brian D. O'Neill
Secretary and General Counsel

Gary J. Benschip
Treasurer

Glenn E. Tynan
Controller

Gary R. Struening
Assistant Controller

James V. Maher
Assistant Secretary


                 Curtiss-Wright Corporation and Subsidiaries 41 corporate information

Corporate Headquarters

1200 Wall Street West, Lyndhurst, New Jersey 07071
Tel. (201) 896-8400 Fax. (201) 438-5680

Annual Meeting

The 2001 annual meeting of stockholders will be held on May 4, 2001, at 2:00 p.m., at the Renaissance Meadowlands Hotel, 801 Rutherford Avenue, Rutherford, New Jersey.

Stock Exchange Listing

The Corporation's common stock is listed and traded on the New York Stock Exchange. The stock transfer symbol is CW.

Common Stockholders

As of December 31, 2000, the approximate number of holders of record of common stock, par value $1.00 per share, of the Corporation was 3,602.

Stock Transfer Agent and Registrar

For services such as changes of address, replacement of lost certificates or dividend checks, and changes in registered ownership, or for inquiries as to account status, write to Mellon Investor Services LLC, at the following addresses:

Stockholder Inquiries/Address Changes/Consolidations

P.O. Box 3315, South Hackensack, NJ 07606

Duplicate Mailings

If you receive duplicate mailings because of slight differences in the registration of your accounts and wish to eliminate the duplication, please call Mellon's toll-free number, (800) 416-3743, or write to Mellon Investor Services LLC, 85 Challenger Road, Ridgefield Park, NJ 07660 for instructions on combining your accounts.

Direct Stock Purchase Plan/Dividend Reinvestment Plan

A plan is available to purchase or sell shares of Curtiss-Wright that provides a low cost alternative to the traditional methods of buying, holding, and selling stock. The plan also provides for the automatic reinvestment of Curtiss-Wright dividends. For more information contact our transfer agent, Mellon Investor Services LLC, toll-free at (888) 266-6793.

Lost Certificates/Certificate Replacement

Estoppel Department, P.O. Box 3317,
South Hackensack, NJ 07606

Certificate Transfers

Stock Transfer Department, P.O. Box 3312,
South Hackensack, NJ 07606

Please include your name, address, and telephone number with all correspondence. Telephone inquiries may be made to (800) 416-3743. Foreign: (201) 329-8660. Domestic hearing-impaired: (800) 231-5469. Foreign hearing-impaired: (201) 329-8354. Internet inquiries should be addressed to http://www.mellon-investor.com.

Investor Information

Investors, stockbrokers, security analysts, and others seeking information about Curtiss-Wright Corporation should contact Robert A. Bosi, Vice President--Finance, or Gary J. Benschip, Treasurer, at the Corporate Headquarters; telephone (201) 896-1751.

Internet Address

Use http://www.curtisswright.com to reach the Curtiss-Wright home page for information about Curtiss-Wright.

Financial Reports

This Annual Report includes most of the periodic financial information required to be on file with the Securities and Exchange Commission. The Company also files an Annual Report on Form 10-K, a copy to which may be obtained free of charge. These reports, as well as additional financial documents such as quarterly shareholder reports, proxy statements, and quarterly reports on Form 10-Q, may be obtained by written request to Gary J. Benschip, Treasurer, at Corporate Headquarters.

Common Stock Price Range

--------------------------------------------------------------------------------
                                   2000                           1999
--------------------------------------------------------------------------------
                          High             Low            High             Low
--------------------------------------------------------------------------------
First Quarter           $40.3125        $35.0000        $40.6250        $31.0000
Second Quarter           39.8750         33.4375         39.0625         31.1875
Third Quarter            48.3750         36.5000         38.8750         30.3750
Fourth Quarter           51.1250         43.3750         38.6250         31.5000
--------------------------------------------------------------------------------

Dividends

--------------------------------------------------------------------------------
                                                           2000             1999
--------------------------------------------------------------------------------
First Quarter                                            $0.130           $0.130
Second Quarter                                           $0.130           $0.130
Third Quarter                                            $0.130           $0.130
Fourth Quarter                                           $0.130           $0.130
--------------------------------------------------------------------------------


42 Curtiss-Wright Corporation and Subsidiaries