Form 10-K, Exhibit 13
period 2001-12-31
CURTISS WRIGHT CORP
filed 2002-03-18
CIK 26324

                                                                      Exhibit 13


                           Strength in Diversification
[GRAPHIC OMITTED]

                  CURTISS-WRIGHT CORPORATION ANNUAL REPORT 2001

     [The following was represented as a graphic in the printed material.]

Nuclear Power Generation

Navy Programs (Nuclear and Non-Nuclear)

Commercial Jet Transports

Fossil Power Generation

Pulp and Paper

Processing Industry

Petrochemical/Chemical

Military Transport and Fighter Aircraft

Metalworking

Oil and Gas Exploration/Refining

Construction and Mining Equipment

High Speed Trains

Space Programs

Ground Defense Vehicles

Pharmaceutical

Agricultural Equipment

Natural Gas Production and Transmission

Business/Regional Jets

Automotive/Truck

Marine Propulsion

Unmanned Aerial Vehicles

Automated Industrial Equipment

Financial Highlights

(In thousands, except per share data; unaudited)                  2001                     2000                     1999
PERFORMANCE(1):
Net sales                                              $       343,167         $        329,575          $       293,263
Earnings before interest, taxes,
 depreciation, amortization and pension income                 107,069                   74,247                   70,888
Net earnings                                                    62,880                   41,074                   39,045
Normalized net earnings(2)                                      40,633                   37,910                   34,042
Diluted earnings per share                                        6.14                     4.03                     3.82
Normalized diluted earnings per share                             3.97                     3.72                     3.33
Return on sales                                                  19.0%                    12.5%                    13.6%
Normalized return on sales                                       12.3%                    11.5%                    11.8%
Return on average assets                                         15.0%                    10.3%                    10.9%
Normalized return on average assets                               9.7%                     9.5%                     9.5%
Return on average stockholders' equity                           21.7%                    15.0%                    16.4%
Normalized return on average stockholder's equity                14.0%                    13.8%                    14.3%
New orders                                                     326,475                  299,403                  295,709
Backlog at year-end                                            242,257                  182,648                  212,820

YEAR-END FINANCIAL POSITION:
Working capital                                        $       149,861         $        149,779          $       124,438
Current ratio                                                 3.0 to 1                 3.9 to 1                 3.2 to 1
Total assets                                                   500,428                  409,416                  387,126
Stockholders' equity                                           349,954                  290,224                  258,355
Stockholders' equity per share                                   34.73                    28.97                    25.73

OTHER YEAR-END DATA:
Depreciation and amortization                          $        14,734         $         14,346          $        12,864
Capital expenditures                                            19,354                    9,506                   19,883
Shares of stock outstanding                                 10,074,725               10,017,280               10,040,250
Number of registered stockholders                                9,898                    3,602                    3,854
Number of employees                                              2,625                    2,286                    2,267

DIVIDENDS PER SHARE                                    $          0.54         $           0.52          $          0.52

(1) The performance ratios for 2001 and 1999 have been shown on a pro-forma basis, excluding the results of the acquired companies in those respective years. 2000 was not adjusted due to the immaterial impact.

(2) Earnings have been adjusted to exclude the effects of environmental insurance settlements, postretirement benefits, postemployment costs, recapitalization costs, a gain on sale of real property, a net demutualization gain, and facility consolidation costs.

                                   1  STRENGTH IN DIVERSIFICATION

                                  14  LETTER TO SHAREHOLDERS

                                  19  QUARTERLY RESULTS OF OPERATIONS

                                  19  CONSOLIDATED SELECTED FINANCIAL DATA

                                  20  MANAGEMENT'S DISCUSSION AND ANALYSIS
                                      OF FINANCIAL CONDITION AND RESULTS
                                      OF OPERATIONS

                                  24  QUANTITATIVE AND QUALITATIVE DISCLOSURES
                                      ABOUT MARKET RISK

                                  25  REPORT OF THE CORPORATION

                                  25  REPORT OF INDEPENDENT ACCOUNTANTS

                                  26  CONSOLIDATED FINANCIAL STATEMENTS

                                  30  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      Contents    45  CORPORATE DIRECTORY AND INFORMATION

     [The following was represented by line graphs in the printed material.]

                             [PLOT POINTS TO COME]

  NET SALES ($000s)               OPERATING INCOME          NET EARNINGS
SALES PER EMPLOYEE ($)                 ($000s)                 ($000s)

Sales $343,167                    Reported $47,158          Reported $62,880

Sales per employee $146,569       Normalized $47,441        Normalized $40,633

Design: VCG/NewYork City

Selected Photography: John Rae

F-22 Photograph credit: U.S. Air Force

[PHOTOS OMITTED]

Curtiss-Wright Corporation is a diversified, global enterprise delivering highly engineered, technologically advanced, value-added products and services to a broad range of industries in the Motion Control, Flow Control and Metal Treatment market segments. Over the last five years, Curtiss-Wright has achieved a fundamental balance among its operating units that has effectively limited the Company's overall dependence on any given industry or market. Corporate growth and diversification have been achieved through successful application of Curtiss-Wright's considerable core competencies in engineering and precision manufacturing; adaptation of existing technologies to new markets through internal product development; and a disciplined program of strategic acquisitions of companies having synergistic, market-leading technologies and products. Solid financial performance in 2001 reflects the Corporation's goal of achieving balanced growth through the implementation of these strategies. Curtiss-Wright's future remains promising as it continues the strategic growth process and strives to set the standard of excellence in the markets it serves.


                                               CURTISS-WRIGHT AND SUBSIDIARIES_1

                                 MOTION CONTROL
                                     REVENUE
                                     ($000s)

                               [GRAPHIC OMITTED]

                                      Products and Services

                                      SECONDARY FLIGHT CONTROL ACTUATION SYSTEMS
                                      AND ELECTROMECHANICAL TRIM ACTUATORS

                                      WEAPONS BAY DOOR ACTUATION SYSTEMS

                                      INTEGRATED MISSION MANAGEMENT
                                      AND FLIGHT CONTROL COMPUTERS

                                      DIGITAL ELECTROMECHANICAL AIMING
                                      AND STABILIZATION SYSTEMS

                                      HYDROPNEUMATIC SUSPENSION SYSTEMS

                                      ELECTROMECHANICAL TILTING SYSTEMS
                                      FOR HIGH SPEED TRAINS

                                      FIRE CONTROL, SIGHT HEAD, AND
                                      ENVIRONMENTAL CONTROL PROCESSORS
                                      FOR MILITARY GROUND VEHICLES

                                      COMPONENT OVERHAUL AND LOGISTICS
                                      SUPPORT SERVICES

                               [GRAPHIC OMITTED]

Motion Control

Curtiss-Wright's Motion Control business segment is an industry leader in the design, development, manufacturing and maintenance of sophisticated, high-performance motion control components and integrated systems for aerospace, ground defense, and industrial equipment applications. Legacy capabilities in mechanical and hydromechanical component design and manufacture have been expanded to include design, analysis, and integration of electromechanical and electrohydraulic systems, as well as complex electronic systems. Our products include flight control actuation systems for military and commercial aircraft, integrated mission management and flight control computers, digital aiming and stabilization systems, ammunition handling and fire control systems, suspension systems, perimeter intrusion detection systems, and high response linear actuators for industrial applications.


                                               CURTISS-WRIGHT AND SUBSIDIARIES_3

              COMMERCIAL JET TRANSPORTS

               BUSINESS / REGIONAL JETS

MILITARY TRANSPORT AND FIGHTER AIRCRAFT

                GROUND DEFENSE VEHICLES

               UNMANNED AERIAL VEHICLES

         AUTOMATED INDUSTRIAL EQUIPMENT

                      HIGH SPEED TRAINS

                      MARINE PROPULSION

                         SPACE PROGRAMS

                       SECURITY SYSTEMS

                               [GRAPHIC OMITTED]

Major Markets

Our formidable capabilities in Motion Control evolved from our base business of aircraft flight controls and utility actuation components and subsystems. Today, we are an integrated provider of design and manufacturing solutions to a wide array of motion control applications and platforms for worldwide aerospace, defense, and industrial markets. Through our disciplined acquisition program and forward-thinking internal product development, we have continued to expand our technical capabilities and are now able to provide complete system-level solutions. Accordingly, Curtiss-Wright is well positioned to pursue and capture future military and commercial opportunities.


4_CURTISS-WRIGHT AND SUBSIDIARIES

[PHOTOS OMITTED]

APPLICATIONS OF OUR HIGHLY ENGINEERED AND PRECISION MANUFACTURED MOTION CONTROL PRODUCTS INCLUDE: (TOP) MISSION CRITICAL ELECTRONIC SYSTEMS FOR GROUND DEFENSE AND UNMANNED AERIAL VEHICLES; (CENTER) LEADING EDGE SLAT AND TRAILING EDGE FLAP ACTUATION SYSTEMS FOR COMMERCIAL AND MILITARY AIRCRAFT; (BOTTOM) WEAPONS BAY DOOR ACTUATION SYSTEMS FOR THE NEXT GENERATION F-22 FIGHTER AIRCRAFT.

                                 METAL TREATMENT
                                     REVENUE
                                     ($000s)

                               [GRAPHIC OMITTED]

Our Metal Treatment business segment continues to extend its leadership position in shot peening, shot-peen forming, and heat treating. Through a combination of acquisitions and new plant openings, we continue to increase our network of regional facilities, which now total 42 in North America and Europe, a number unmatched by any other supplier of these services. Furthermore, our reed valve operation continues to expand its business. In addition to broadening the geographic reach of our services, we have worked to augment our metal treatment service offerings. To accommodate the requirements of our customers, we remain on the leading edge of technological advancement in the metal treatment industry. We are at the forefront of the development of Lasershot'TM' peening and the design of more efficient robotic equipment.

Metal Treatment

                               [GRAPHIC OMITTED]

                                                        Products and Services

                                                        SHOT PEENING

                                                        SHOT-PEEN FORMING

                                                        LASERSHOT PEENING

                                                        HEAT TREATING

                                                        PLATING

                                                        REED VALVE MANUFACTURING

                                                        ENGINEERING/TESTING AND
                                                        FIELD SERVICES


                                               CURTISS-WRIGHT AND SUBSIDIARIES_7

While almost half our metal treatment sales derive from various segments of the aerospace industry, the balance is spread across a number of industrial markets. The wide range of applications for our metal treatment services is reflected in a customer base in excess of 5,000. Our Metal Treatment business segment continues to maintain its leadership position even during downturns in its served markets. In 2001, we expanded our reach with the opening of a shot-peening facility in Germany and the acquisition of heat-treating facilities in Kansas and New Jersey. We will continue to pursue our strategy of expanding into attractive markets.

Major Markets

                               [GRAPHIC OMITTED]

        COMMERCIAL JET TRANSPORTS

         BUSINESS / REGIONAL JETS

                       AUTOMOTIVE

                     METALWORKING

          OIL AND GAS EXPLORATION

                 POWER GENERATION

           AGRICULTURAL EQUIPMENT

CONSTRUCTION AND MINING EQUIPMENT


8_CURTISS-WRIGHT AND SUBSIDIARIES

                                [PHOTOS OMITTED]

APPLICATIONS OF OUR METAL TREATMENT PROCESSES INCLUDE: (TOP) HIGH STRESS METAL COMPONENTS FOR OIL AND GAS EXPLORATION EQUIPMENT; (CENTER) WING FORMING FOR BUSINESS AND REGIONAL AIRCRAFT; (BOTTOM) HEAVY WEAR COMPONENTS FOR THE TRUCK AND AUTOMOTIVE INDUSTRY.

                                  FLOW CONTROL
                                     REVENUE
                                     ($000s)

                                [GRAPHIC OMITTED]

                                       Products and Services

                                       MILITARY AND COMMERCIAL NUCLEAR/
                                       NON-NUCLEAR VALVES (GLOBE, GATE, CONTROL,
                                       SAFETY, SOLENOID, RELIEF)

                                       STEAM GENERATOR CONTROL EQUIPMENT

                                       REACTOR PLANT CONTROL EQUIPMENT

                                       ADVANCED HYDRAULIC SYSTEMS

                                       AIR DRIVEN FLUID PUMPS

                                       ENGINEERING, INSPECTION, AND
                                       TESTING SERVICES

                               [GRAPHIC OMITTED]

Flow Control

Our Flow Control business segment began as a supplier of valves to the U.S. Navy for use in nuclear propulsion systems on submarines. Today, it designs, manufactures, distributes, and services a broad range of highly engineered flow control products for severe service military and commercial applications. We have expanded our product and service offerings through selective acquisitions and internal development programs. With the recent addition of Peerless Instrument, we now have the capability to design and fabricate sophisticated electronic control systems for flow control applications. Furthermore, the acquisitions of Solent & Pratt and Deltavalve have broadened our product base and allow us to better serve severe duty applications for the worldwide oil and gas markets.


                                              CURTISS-WRIGHT AND SUBSIDIARIES_11

            NAVY PROGRAMS
(NUCLEAR AND NON-NUCLEAR)

         POWER GENERATION
     (NUCLEAR AND FOSSIL)

      PROCESSING INDUSTRY

     OIL AND GAS REFINING

   PETROCHEMICAL/CHEMICAL

   NATURAL GAS PRODUCTION
         AND TRANSMISSION

           PHARMACEUTICAL

           PULP AND PAPER

         AUTOMOTIVE/TRUCK

                               [GRAPHIC OMITTED]

Major Markets

Flow Control has achieved rapid and significant growth as it continues to sell its specialized technologies and capabilities to non-traditional markets. While the U.S. Navy and commercial nuclear power generation were once its main markets, Flow Control has expanded its target markets to include petrochemical, oil and gas, and process industries. We have also improved our capabilities to service the global marketplace. In addition to participating in new construction programs, we provide overhaul, repair, and engineering services, as well as supply replacement spare parts.


12_CURTISS-WRIGHT AND SUBSIDIARIES

                                [PHOTOS OMITTED]

APPLICATIONS OF OUR HIGHLY ENGINEERED AND PRECISION MANUFACTURED FLOW CONTROL PRODUCTS INCLUDE: (TOP) NUCLEAR AND NON-NUCLEAR PROGRAMS FOR THE U.S. NAVY; (CENTER) PROCESS APPLICATIONS IN PETROCHEMICAL/CHEMICAL AND PETROLEUM PRODUCTION/REFINING MARKETS; (BOTTOM) COMMERCIAL POWER GENERATION (FOSSIL AND NUCLEAR).

[PHOTO OMITTED]                            MARTIN R. BENANTE
                        CHAIRMAN AND CHIEF EXECUTIVE OFFICER

            ...we have the utmost confidence that we will continue to achieve solid financial results during this challenging economic period as we build on our carefully constructed foundation, leveraging our engineering leadership, industry reputation, and leading market positions.

to our Shareholders

We are proud to report our sixth consecutive year of revenue increases and third consecutive year of normalized earnings growth in 2001. This was accomplished despite the worst decline in industrial output since 1981-82, the first economic recession in a decade, and the economic and social realities of September 11th. While we are not immune to external market forces, our strategies for producing balanced growth through diversification will help Curtiss-Wright through these difficult times. Serious long-term investors will always be attracted to premier companies with consistent and substantial earnings growth. This is something we have demonstrated in the past and for which we continue to strive. We move forward into 2002 confident that our efforts have positioned us well to capitalize on our strengths and produce superior performance for our shareholders.

Our success in realizing substantial earnings growth is the result of deliberate efforts to balance organic and external growth in new products, technologies, services, and markets. We take great pride in our consistent growth record. Further, we have the utmost confidence that we will continue to achieve solid financial results during this challenging economic period as we build on our carefully constructed foundation, leveraging our engineering leadership, industry reputation, and leading market positions. Including 2001 acquisitions, our current annual sales run rate makes us a $400 million company. Our actual sales have grown from $171 million in 1996 to $343 million in 2001. This represents a compound annual growth rate of 15%, meeting our long-term financial objectives. We firmly believe in our ability to sustain or exceed this growth rate in the future.

Independent recognition of our success is particularly satisfying because it validates the progress we have made in many key areas. In 2001, for the third consecutive year, Curtiss-Wright was recognized by Forbes magazine as one of America's 200 Best Small Companies. Flight International cited us as one of the most profitable aerospace companies in the world, ranking us 19th in profitability among our peers. In addition, a Lasershot(SM) marking system developed by our subsidiary, Metal Improvement Company, working with Lawrence Livermore National Laboratory, was chosen by R&D Magazine as one of this year's 100 most significant technological advances. These awards speak volumes about the talent and quality of our employees.


14_CURTISS-WRIGHT AND SUBSIDIARIES

GROWTH THROUGH ACQUISITIONS

Acquisitions play a major role in our balanced growth strategy. In 2001, we completed seven key acquisitions that strengthened each of our business segments and enhanced our market positions through the addition of new technologies, products, and markets.

New Technologies and Products

During 2001, we strengthened our position as a niche leader in industrial technology. Our acquisitions added sophisticated electronic control component and systems technologies used in intrusion detection, firing, aiming and stabilizing systems, and unmanned flight control. We also acquired other advanced technologies in our Flow Control business segment which enhance and broaden our offerings in Curtiss-Wright's current markets. These include proprietary valves for the processing industry and state-of-the-art electronic controls for flow control systems for the U.S. Navy.

Expanded Market Opportunities

The acquisitions we made in 2001 also improved our position as a global competitor. Our pursuit of the defense electronics market, for example, is a key strategic initiative and provides a compelling long-term growth opportunity. Our acquisitions have materially improved our position within the defense market and will position us to benefit from the expected growth in defense spending.

The acquisitions of Lau Defense Systems and Vista Controls provide access to North American military armored vehicle manufacturers and opens the door to opportunities for other commercial and military applications. Their products and technology are a perfect complement to the aiming and stabilizing products available through our European operation. As a result, we can now provide a complete systems capability that can be cross-marketed to two major military armored vehicle markets. Lau's antipersonnel sensing systems will also broaden our reach into new markets by providing stationary and mobile perimeter security defenses for military and commercial markets.

The addition of Solent & Pratt expands our markets to include the oil and gas industry in Northern Europe. We will leverage its distribution network and customer base to cross-sell our existing line of pressure relief valves used in the North American oil and gas industry.

Another strategic goal has been to continually expand our geographic network of metal treatment facilities. The addition of two such facilities in Kansas and New Jersey brings the total facilities serving North America and Europe to 42, further diversifying our existing markets and customer base.

Looking forward, we intend to expand further into markets we currently serve and position the Company to exploit niche opportunities as a supplier of high value-added products and services.

-----------------------------------------------------------------------------------------------------------------------------
2001 ACQUISITIONS
-----------------------------------------------------------------------------------------------------------------------------
MOTION CONTROL:                   FLOW CONTROL:                                                   METAL TREATMENT:
-----------------------------------------------------------------------------------------------------------------------------
Lau Defense Systems               Solent & Pratt Engineering     Peerless Instrument Co.          Bodycote Thermal Processing
and Vista Controls                                                                                (Wichita)
                                  Designs and manufactures       Designs and manufactures
Designs and manufactures          metal-seated,                  sophisticated electronic         Heat-treating services
highly engineered                 high-pressure industrial       control systems for flow         principally serving
"mission critical"                valves for the processing      control applications in          aerospace and agriculture
defense electronic                industry.                      the nuclear Navy.                markets.
controls for aiming and
stabilizing systems; also         Deltavalve USA                                                  Ironbound Heat
designs and manufactures                                                                         Treating Company
fixed-perimeter and mobile        Designs, manufactures,
intrusion detection systems.      and globally distributes                                        Heat-treating services
                                  high-performance                                                for diverse markets
                                  butterfly and sliding                                           including tool and die,
                                  gate valves for the                                             automotive, aerospace,
                                  processing industry.                                            and medical.

-----------------------------------------------------------------------------------------------------------------------------

                                              CURTISS-WRIGHT AND SUBSIDIARIES_15

--------------------------------------------------------------------------------
                      DIVERSIFICATION THROUGH ACQUISITIONS
                       2001 Sales Distribution (Pro Forma)
--------------------------------------------------------------------------------
                               BEFORE ACQUISITIONS
--------------------------------------------------------------------------------
                                             37.4%  Commercial Aerospace
                                             20.5%  Military/Defense
                                             13.8%  General Industrial
[PIE CHART]                                  10.5%  Power Generation
                                              9.7%  Process Industry (Oil & Gas)
                                              8.1%  Automotive/Transportation
--------------------------------------------------------------------------------
                               AFTER ACQUISITIONS
--------------------------------------------------------------------------------
                                             30.9%  Commercial Aerospace
                                             32.3%  Military/Defense
[PIE CHART]                                  11.9%  General Industrial
                                              8.6%  Power Generation
                                              9.6%  Process Industry (Oil & Gas)
                                              6.7%  Automotive/Transportation
--------------------------------------------------------------------------------

BUSINESS OUTLOOK

We expect 2002 to be another year of growth for Curtiss-Wright despite anticipated below-average global economic activity and particular weakness in the commercial aerospace markets. Our diverse business segments, markets served, recent acquisitions, and internal expansion efforts should fuel our growth in 2002 and beyond.

We are particularly enthusiastic about our improved position in the military defense industry. We have been seizing opportunities in this market during the past decade of declining military spending. As U.S. defense programs compensate for past spending reductions and modernize based on new demands, our diverse array of established and new products and technologies position us to reap the benefits of this changing environment.

Our mix of products for aerospace, land-based, and naval defense markets have never been stronger, enabling meaningful participation in a variety of military programs. We are well positioned on a balanced blend of projects that will provide both short- and long-term benefits. For example, we participate in the retrofit programs for the Abrams tank and Bradley armored personnel carrier, as well as the F-22 Raptor and V-22 Osprey, which are scheduled for production ramp-ups over the next several years. We also continue to participate in new project development programs like Lockheed Martin's F-35 Joint Strike Fighter, Boeing's Unmanned Combat Aircraft Vehicle, and the Global Hawk unmanned reconnaissance aircraft that has played a vital role in the current war on terrorism. Our participation in the U.S. Navy's nuclear submarine and aircraft carrier production has been significantly enhanced with the recent addition of Peerless Instrument's electronic flow control products and technology, which integrate well with our traditional line of leakless valves and other flow control products. We are also leveraging our strong industry reputation and relationship with the Navy to expand into non-nuclear applications.

Over the past several years, we have added products and services that expand our geographic reach and position us in new industrial markets. We will continue this growth strategy by further extending into related markets and developing new products and applications for existing technology.

Technology has been, and will continue to be, the cornerstone of Curtiss-Wright's success. It is the fiber that weaves through and binds together our diverse business segments, giving us the competitive advantage needed to sustain growth. Our objective is not only to maintain but also to extend our technological leadership through a combination of internal development and


16_CURTISS-WRIGHT AND SUBSIDIARIES

....we are committed to creating shareholder value by executing our strategy, making sound business decisions, and achieving our financial targets. Our diversification strategy and ongoing emphasis on technology will continue to bring growth opportunities in each of our three business segments.

acquisitions. For example, we have developed innovative laser and robotic shot-peening processes that will strengthen our leadership position in shot-peening services. Our 2001 acquisitions also bring numerous innovative and promising technologies to our Motion Control and Flow Control business segments.

Curtiss-Wright's exceptionally strong balance sheet will provide the financial resources necessary to continue internal expansion and make additional prudent, accretive acquisitions that further strengthen the Company's products, technology base, and market position. Even with the acquisition activity in 2001, we finished the year with $67 million in cash and $21 million in total debt. Our business continues to generate strong cash flow from operations, and we have $76 million available under existing credit facilities.

SALE OF OUR WOOD-RIDGE INDUSTRIAL PROPERTY

In our efforts to focus on core operations and better utilize our resources, we sold our Wood-Ridge, New Jersey business complex in December 2001. This transaction will net the Company approximately $33 million in cash. The property has been subject to environmental clean-up obligations since the early nineties which, until now, have prevented us from realizing a sale price reflective of its true value. Although clean-up obligations remain with the Company, we have been successful in reaching a price representative of its market value. The proceeds are now available to invest in projects that produce stronger returns and enhance long-term shareholder value.

OUR SHAREHOLDER BASE HAS BEEN BROADENED

During 2001, we also completed the recapitalization of our common stock. This transaction allowed Unitrin, Inc., to distribute its 44 percent equity position in Curtiss-Wright to its approximately 8,000 registered shareholders. We believe the recapitalization will create long-term shareholder value and represents a milestone in our efforts to improve our stock's liquidity, broaden our shareholder base, and attract additional institutional investors. We welcome our new shareholders and are confident that their direct ownership of Curtiss-Wright will prove rewarding.

We begin 2002 confident in our ability to build on our solid business foundation and generate long-term shareholder value. Although 2002 is likely to present a challenging business environment, we are committed to creating shareholder value by executing our strategy, making sound business decisions, and achieving our financial targets. Our diversification strategy and ongoing emphasis on technology will continue to bring growth opportunities in each of our three business segments.

A talented and dedicated team of employees is a critical element to any business success, and we enjoy the benefit of exceptional people. They have been and will continue to be instrumental in identifying and capitalizing on growth opportunities. They are a truly invaluable resource for Curtiss-Wright and we appreciate and commend their hard work and dedication. We would also like to express our gratitude for the long-term support of our customers, suppliers, and you, the owners of the Company.


/s/ Martin R. Benante

Martin R. Benante
Chairman and Chief Executive Officer


                                              CURTISS-WRIGHT AND SUBSIDIARIES_17

                              Financial Statements


18_CURTISS-WRIGHT AND SUBSIDIARIES

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

=====================================================================================
(In thousands, except per share data)       First      Second       Third      Fourth
-------------------------------------------------------------------------------------
2001
Net sales                                 $79,917     $86,604     $79,420     $97,226
Gross profit                               30,011      32,837      30,187      34,782
Net earnings                                9,219      10,465       8,723      34,473
Earnings per share:
  Basic earnings per share                $   .92     $  1.04     $   .87     $  3.42
  Diluted earnings per share              $   .90     $  1.02     $   .85     $  3.37
Dividends per share                       $   .13     $   .13     $   .13     $   .15
-------------------------------------------------------------------------------------

2000
Net sales                                 $82,237     $83,050     $81,878     $82,410
Gross profit                               28,929      30,471      30,767      30,803
Net earnings                                9,229      10,644      11,079      10,122
Earnings per share:
  Basic earnings per share                $   .92     $  1.06     $  1.11     $  1.01
  Diluted earnings per share              $   .91     $  1.05     $  1.09     $   .99
Dividends per share                       $   .13     $   .13     $   .13     $   .13

CONSOLIDATED SELECTED FINANCIAL DATA

=================================================================================================
(In thousands, except per share data)        2001        2000        1999        1998        1997
-------------------------------------------------------------------------------------------------
Net sales                                $343,167    $329,575    $293,263    $249,413    $219,395
Net earnings                               62,880      41,074      39,045      29,053      27,885
Total assets                              500,428     409,416     387,126     352,740     284,708
Long-term debt                             21,361      24,730      34,171      20,162      10,347
Basic earnings per share                 $   6.25    $   4.10    $   3.86    $   2.85    $   2.74
Diluted earnings per share               $   6.14    $   4.03    $   3.82    $   2.82    $   2.71
Cash dividends per share                 $    .54    $    .52    $    .52    $    .52    $    .50

See notes to consolidated financial statements for additional financial information.

FORWARD-LOOKING STATEMENTS

This Annual Report contains not only historical information but also forward-looking statements regarding expectations for future company performance. Forward-looking statements involve risk and uncertainty. Please refer to the Company's 2001 Annual Report on Form 10-K for a discussion relating to forward-looking statements contained in this Annual Report and factors that could cause future results to differ from current expectations.


                                              19_CURTISS-WRIGHT AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations:

Curtiss-Wright Corporation posted consolidated net sales of $343.2 million and net earnings of $62.9 million, or $6.14 per diluted share, for the year ended December 31, 2001. Sales for the current year increased 4% over 2000 sales of $329.6 million, and 17% over 1999 sales of $293.3 million. Net earnings for 2001 improved 53% over prior year net earnings of $41.1 million, or $4.03 per diluted share, and 61% over net earnings of 1999, which totaled $39.0 million, or $3.82 per diluted share. Net earnings for all three years include several nonrecurring items, which impact a year-to-year comparison. The following table depicts the Corporation's "normalized" results, which should present a clearer picture of after-tax performance:

Normalized Net Earnings:

===============================================================================
(In thousands, except per share figures)         2001         2000         1999
-------------------------------------------------------------------------------
Net earnings                                 $ 62,880     $ 41,074     $ 39,045
Gain on sale of real property                 (22,999)        (894)          --
Environmental insurance
  settlements, net                                 --       (1,894)      (7,354)
Postretirement and post-
  employment adjustments, net                      --       (1,336)          --
Facility consolidation costs                       --           50        2,351
Recapitalization costs                          1,500          910           --
Net nonrecurring benefit gain                    (748)          --           --
Normalized net earnings                      $ 40,633     $ 37,910     $ 34,042
-------------------------------------------------------------------------------
Normalized net earnings
  per diluted share                          $   3.97     $   3.72     $   3.33
===============================================================================

Sale of Real Property

In December 2001, the Corporation sold its Wood-Ridge Business Complex which resulted in a net after-tax gain of $23 million. In September 2000, the Corporation recorded a net after-tax gain of $0.9 million on the sale of a nonoperating Metal Treatment facility located in Chester, England.

Environmental Insurance Settlements

The Corporation had previously filed lawsuits against several insurance carriers seeking recovery for environmental costs and reached settlements with two carriers in 1999 and the remaining carriers in 2000. The amounts reported above are recoveries, net of associated expenses and additional expenses related to ongoing environmental liabilities of the Corporation. Further information on environmental costs is contained in Note 13 to the Consolidated Financial Statements.

Postretirement and Postemployment Adjustments

In 2000, the Corporation recognized a reduction in general and administrative expenses related to the curtailment of postretirement benefits associated with the closing of the Fairfield, New Jersey facility, partially offset by the recognition of other postemployment costs. Further information on retirement plans is contained in Note 14 to the Consolidated Financial Statements.

Facility Consolidation Costs

Beginning in 1998, the Corporation incurred costs associated with the consolidation of manufacturing operations within the Motion Control segment. These costs include costs relative to the shutdown of the Fairfield, New Jersey facility, the consolidation of manufacturing operations into an expanded Shelby, North Carolina facility, and the move of certain overhaul and repair operations to a new location in Gastonia, North Carolina.

Recapitalization Costs

During 2000 and 2001, the Corporation incurred costs related to a recapitalization of its stock. Further information on this transaction is contained later in this section--see "Recapitalization."

Net Nonrecurring Benefit Gain

During 2001, the Corporation recorded a pre-tax gain of approximately $3 million ($1.8 million after-tax) resulting from a nonrecurring benefit related issue. Offsetting this gain are nonrecurring charges for employee benefit related expenses of $1.8 million pre-tax ($1.1 million after-tax). Further information on these transactions are contained later in this section--see "Corporate and Other Expenses."

Excluding these nonrecurring items, "normalized" net earnings for 2001 of $40.6 million, or $3.97 per diluted share, were 7% higher than "normalized" net earnings of $37.9 million, or $3.72 per diluted share, for 2000 and 19% higher than "normalized" net earnings of $34.0 million, or $3.33 per diluted share, for 1999. Excluding the net recoveries from insurance settlements and facility consolidation costs, "normalized" operating income from the Corporation's three operating segments totaled $49.4 million for 2001, a slight improvement over "normalized" operating income of $49.2 million in 2000 but 17% above 1999's $42.1 million.

The improvement in financial results comparing 2001 to 2000 largely reflects the contributions of recent acquisitions made by the Corporation. See Note 2 to the Consolidated Financial Statements for further information regarding acquisitions. Sales and operating income of the businesses acquired in 2001 were $13.9 million and $0.5 million, respectively. Including the seven businesses acquired this year, the Corporation has acquired thirteen new businesses since 1998. In addition to the contribution of the new acquisitions, 2001 benefited from higher sales of aerospace OEM products, products provided to the oil and gas markets and shot-peening services. These increases were offset by significant decreases in our aerospace overhaul and repair services and our automotive-related businesses.

Also adversely impacting financial results for 2001 was a significant decline in foreign exchange rates. Comparing this year's results to those of the prior year, the fluctuation in foreign currency rates negatively impacted sales by $3.0 million and operating income by $1.1 million.

Improvements in 2000 from 1999 reflect the full year contributions from the 1999 acquisitions of Farris Engineering ("Farris"), Sprague Products ("Sprague") and Metallurgical Processing, Inc.

New orders received in 2001 totaled $326.5 million, which represents a 9% increase over 2000 new orders of $299.4 million and a 10% increase over new orders received in 1999. Backlog at December 31, 2001 stands at $242.3 million compared with $182.6 at December 31, 2000 and $212.8 million at December 31, 1999. Backlog acquired with the 2001 acquisitions was approximately $76 million. It should be noted that metal treatment services, repair and overhaul services and after-market sales, which represent a significant amount of the


20_CURTISS-WRIGHT AND SUBSIDIARIES

Corporation's total sales for 2001, are sold with very modest lead times. Accordingly, the backlog for these businesses is less of an indication of future sales than the backlog of the majority of the Motion Control and Flow Control segments, in which a significant portion of sales are derived from long-term contracts.

Segment Performance

Motion Control

The Corporation's Motion Control segment posted sales of $137.1 million for 2001, an 8% increase over 2000 sales of $126.8 million. The higher sales largely reflect the acquisitions of Lau Defense Systems ("LDS") and Vista Controls ("Vista") in November, 2001 and increased revenue recognized under the percentage of completion method of accounting for long-term contracts at the segment's Drive Technology business in Europe. The 2001 sales from the LDS and Vista acquisitions amounted to $9.6 million. Also affecting 2001 sales were lower aerospace repair and overhaul services compared to the prior year. The softening in the demand for these services was exacerbated by the impact of the events of September 11th. This decline was offset by higher shipments of 737 and F-22 OEM products and strong growth in the global ground defense business as compared to the prior year. In addition, foreign currency translation adversely impacted sales in 2001 from 2000. Operating income for 2001 increased 25% over the prior year. Excluding acquisitions, this increase was 20% due mainly to profit improvements in aerospace OEM products generated by the consolidation of production facilities combined with an improved cost structure. These improvements have more than offset the decline in operating income realized in the repair and overhaul business resulting primarily from lower sales volume. Foreign currency translation also had a $0.1 million negative impact on 2001 operating income.

Motion Control segment sales for 2000 were 2% above 1999 sales of $124.2 million. Sales of aerospace overhaul and repair services for 2000 improved over 1999 as did sales relative to the Boeing 757 retrofit program. These increases were largely offset by lower Boeing commercial production. Sales of Motion Control products for 2000 also reflected continued growth in the ground defense aiming and stabilization markets from its Drive Technology business as compared to the prior year. Operating income for the Motion Control segment showed substantial improvements in 2000. Included in 1999 results were costs related to the consolidation of the Fairfield, NJ operation into Motion Control's low-cost, state-of-the-art facilities in North Carolina. Expenses related to the consolidation activities totaled approximately $3.8 million in 1999. In 2000, the Corporation began to realize cost savings relative to the consolidation. The cost savings realized in 2000 were partially offset by lower operating income in the overhaul and repair business due to lower gross margins resulting from softening in many of their served markets.

Metal Treatment

2001 sales for the Corporation's Metal Treatment segment totaled $107.8 million or 2.4% above sales for 2000 of $105.3 million. The slight improvement in 2001 sales resulted from increases in the North American and European shot-peening business which were largely offset by decreases in the segment's heat-treating operations, particularly those related to the automotive markets served. In addition, foreign currency translation adversely impacted sales in 2001 from 2000. In 2001, operating income was 17.0% below that for the prior year resulting primarily from increased operating costs which included facility start-up costs associated with acquisitions occurring in late 2000 and 2001 and higher energy costs. Foreign currency translation also had a $0.9 million negative impact on 2001 operating income. The two acquisitions made in 2001 had minimal effect on the segment's sales and operating income.

Sales improvements in 2000 from the prior year reflect an acquisition, which occurred in mid-1999, and increased sales volume in the commercial European aerospace market, which were largely offset by the negative effect of foreign currency translation versus 1999. Operating income for the Metal Treatment segment showed a slight decrease when comparing 2000 to 1999. For 2000, improvements in heat-treating operations were largely offset by lower income at both European and North American shot-peening operations. During 1999, three of this segment's operations relocated into larger facilities and incurred higher operating costs and nonrecurring start-up costs as a result. As with sales, income from European shot-peening operations were adversely impacted by foreign currency translation. Foreign currency translation adversely reduced operating income in 2000 by $1.6 million.

Flow Control

The Corporation's Flow Control segment posted sales of $98.3 million for 2001, slightly above sales of $97.5 million for 2000. 2001 sales included approximately $3.9 million related to three acquisitions made during the year. The segment also benefited from higher sales to the U.S. Navy and strong demand in the petrochemical and oil and gas markets, primarily for maintenance, repair and overhaul applications. Offsetting these gains was the impact of the significant downturn in the automotive and heavy truck markets served and the sale of the segment's PME distribution business in the third quarter of 2000.

Operating income for the year increased by more than 4% even though sales were essentially flat. Excluding the three 2001 acquisitions, the segment's improved costs structures and operating efficiencies resulted in a 7.7% improvement in 2001 operating income as compared to the prior year. Foreign currency translation also had a $0.1 million negative impact on 2001 operating income.


                                              21_CURTISS-WRIGHT AND SUBSIDIARIES

The Corporation's Flow Control segment reported sales for 2000 which were 50% above 1999's sales of $65.0 million. Operating income also showed significant improvement. The significant improvements in both sales and operating income were largely the result of the acquisition of the Farris and Sprague businesses, which occurred in August of 1999. Sales and operating income from the traditional product lines in the Flow Control segment exceeded the levels achieved in 1999. Sales of marine product lines to the U.S. Navy performed well, as did sales from retrofit and service programs for domestic nuclear utilities, and the sale of valves for new foreign nuclear power plant construction programs. Industrial valve sales also performed well in 2000 notwithstanding general softness in two primary markets--petrochemical and chemical process industries.

Corporate and Other Expenses

Included in operating income for 2001 is a net nonrecurring benefit gain of $1.2 million, which consists of an approximate $3.0 million gain resulting from the demutualization of an insurance company in which the Corporation was a policyholder, partially offset by $1.8 million of nonrecurring employee benefit related costs which are included in general and administrative expenses in the statement of earnings. Operating income also includes $1.5 million in costs associated with the Corporation's Recapitalization (see "Recapitalization" later in this section for more information).

Included in nonsegment operating income for 2000 is a $2.9 million benefit resulting from the curtailment of postretirement medical coverage for former employees of the Corporation's Fairfield, NJ plant due to its closure in December 1999, offset partially by post-employment expenses related to the retirement of the former Chairman and Chief Executive Officer. Also 2000 results included administrative expenses of approximately $0.9 million associated with the Corporation's recapitalization.

Operating income for 1999 included income related to the termination of benefits for former employees of its Buffalo, NY plant.

Other Revenues

The Corporation recorded other nonoperating net revenues for 2001 aggregating $56.2 million compared with $15.5 million in 2000 and $13.4 million in 1999. Of the $56.2 million generated in 2001, $38.9 million relates to the pre-tax gain resulting from the sale of the Wood-Ridge Business Complex, which is more fully described in Note 3 to the Consolidated Financial Statements. Net investment income of $2.6 million decreased from the prior year's $2.9 million due to a lower cash position resulting from the funding of acquisitions and lower interest rates. Net noncash pension income increased 41% to $11.0 million for 2001 due primarily to the Corporation's overfunded pension plan. The amount recorded as pension income reflects the extent to which the return on plan assets exceeds the cost of providing benefits in the same year, as detailed further in Note 14 to the Consolidated Financial Statements. Rental income in 2000 declined from the previous year largely due to the settlement of a real estate tax appeal recorded in 1999. Also in 2000, the Corporation sold a nonoperating property in Chester, England resulting in a net pre-tax gain of approximately $1.4 million.

Changes in Financial Position:

Liquidity and Capital Resources

There were a number of transactions which occurred during 2001 that had a significant impact on the Corporation's working capital. These transactions included the sale of the Wood-Ridge Business Complex for $51.0 million, a $1.75 million reimbursement from Unitrin Inc. ("Unitrin") of previously expended recapitalization costs and the acquisition of seven businesses with an aggregate cash outflow of $64.1 million. As a result, the Corporation's working capital remained flat at December 31, 2001, totaling $149.9 million as compared with $149.8 million at December 31, 2000. The ratio of current assets to current liabilities declined to 3.0 to 1 at December 31, 2001 compared with 3.9 to 1 at the end of 2000. The Corporation's balance of cash and short-term investments totaled $67.2 million at December 31, 2001, a decrease of $4.3 million from the balance at December 31, 2000.

Working capital changes were highlighted by increases in accounts receivable of $18.5 million, inventories of $7.1 million and current liabilities of $23.8 million. With the exception of the income taxes payable component of current liabilities, these increases are largely due to the seven acquisitions which occurred during the year. The increase in income taxes payable is a result of the gain associated with the sale of the Wood-Ridge Business Complex. Excluding the effect of the current year's acquisitions, days sales outstanding at December 31, 2001 decreased to 59 days from 62 days at December 31, 2000 while inventory turnover increased to 4.2 turns versus 3.7 turns at December 31, 2001.

At December 31, 2001, the Corporation had two credit agreements in effect aggregating $100.0 million with a group of five banks. The Revolving Credit Agreement commits a maximum of $60.0 million to the Corporation for cash borrowings and letters of credit. The Corporation also has in effect a Short-Term Credit Agreement, which allows for cash borrowings of $40.0 million. The unused credit available under these agreements at December 31, 2001 was $76.2 million. Cash borrowings under the Revolving Credit Agreement were $8.0 million at December 31, 2001 and were $11.3 million at December 31, 2000. During 2001, the Corporation paid $3.4 million towards its Swiss franc denominated loan, financed under the Revolving Credit Agreement and paid off two Industrial Revenue Bond loans totaling approximately $5.3 million.


22_CURTISS-WRIGHT AND SUBSIDIARIES

Capital expenditures were $19.4 million in 2001, as compared to $9.5 million spent in 2000 and $19.9 million in 1999. Principal expenditures were for additional facilities and machinery and equipment. Capital expenditures in 2001 included the purchase of a new facility and an investment in a new ERP computer system at one of the Corporation's major facilities. Capital expenditures in 1999 included construction of a new, state-of-the-art Metal Treatment facility in Chester, England.

In 2002, capital expenditures are expected to remain consistent with 2001 levels due to the continued expansion of the segments.

Cash generated from operations and current short-term investment holdings are considered adequate to meet the Corporation's operating cash requirements for the upcoming year, including anticipated debt repayments, planned capital expenditures, dividends, satisfying environmental obligations and working capital requirements.

The Corporation acquired thirteen businesses since 1998 and expects to continue to seek acquisitions that are consistent with its strategy. Past acquisitions have been funded with available cash. As noted in Note 2 to the Consolidated Financial Statements, certain acquisition agreements contained contingent purchase price adjustments. Future acquisitions, if any, may be funded by cash, debt or equity. However, in compliance with certain provisions of the Internal Revenue Code and recapitalization agreements (see also Recapitalization below), the Corporation has certain restrictions on the use of its equity, as set forth in its definitive proxy materials filed with the U.S. Securities and Exchange Commission on September 5, 2001.

Recapitalization

As previously announced, on October 26, 2001, the Corporation's shareholders approved a recapitalization plan, which enabled Unitrin to distribute its approximate 44% equity interest in Curtiss-Wright to its shareholders on a tax-free basis.

Under the recapitalization plan, and in order to meet certain tax requirements, Unitrin's approximately 4.4 million shares were exchanged for an equivalent number of shares of a new Class B Common Stock of Curtiss-Wright which are entitled to elect 80% of Curtiss-Wright's Board of Directors. After such exchange, Unitrin immediately distributed the Class B shares to its approximately 8,000 registered stockholders in a tax-free distribution. The holders of the outstanding shares of Curtiss-Wright are entitled to elect up to 20% of the Board of Directors after the distribution. Other than the right to elect Directors, the two classes of stock vote as a class (except as required by law) and are equal in all other respects. The new Class B Common Stock was listed on the New York Stock Exchange, effective November 29, 2001.

Under the terms of the recapitalization agreement reached between Unitrin and Curtiss-Wright, Unitrin agreed to reimburse the Corporation for certain costs associated with the recapitalization up to a maximum of $1.75 million. This amount was received subsequent to the recapitalization.

Critical Accounting Policies

Revenue recognition The Corporation uses the percentage-of-completion method for recognizing revenue for many of its long-term contracts. This method recognizes revenue as the contracts progress as opposed to the completed contract method which recognizes revenue when the contract is completed. The percentage-of-completion method requires the use of estimates as to the future costs that will be incurred. These costs include material, labor and overhead. Factors influencing these future costs include the availability of materials and skilled laborers.

Inventory The Corporation purchases materials for the manufacture of components for use in its contracts and for use by its repair and overhaul businesses. The decision to purchase a set quantity of a particular item is influenced by several factors including: current and projected cost; future estimated availability; existing and projected contracts to produce certain items; and the estimated needs for its repair and overhaul business. The Corporation estimates the net realizable value of its inventories and establishes reserves to reduce the carrying amount of these inventories as necessary.

Pension assets The Corporation, in consultation with its actuary, determines the appropriate assumptions for use in determining the liability for future pensions and other postemployment benefits. In 2001, the Corporation recognized pension income of approximately $11 million, as amounts funded for the pension plan in prior years together with earnings on those assets, exceeded the calculated liability. As of December 31, 2001, the pension trust was in an overfunded position of approximately $71 million, which will be recognized in income in future years. The timing and amount to be recognized each year is dependent on the demographics and earnings of the plan participants, the interest rates in effect in future years, and the actual investment returns of the assets in the pension trust.

Environmental reserves The Corporation provides for environmental reserves when, in conjunction with its internal and external counsel, it determines that a liability is both probable and estimable. In many cases, the liability is not fixed or capped when the Corporation first records a liability for a particular site. Factors that affect the recorded amount of the liability in future years include: the Corporation's participation percentage due to a settlement by or bankruptcy of other Potentially Responsible Parties; a change in the environmental laws requiring more stringent


                                              23_CURTISS-WRIGHT AND SUBSIDIARIES
requirements; a change in the estimate of future costs that will be incurred to remediate the site; and changes in technology related to environmental remediation.

Goodwill and other intangible assets At December 31, 2001, the Corporation has recorded $91 million in net goodwill and other intangible assets related to acquisitions made in 2001 and prior years. The recoverability of these assets is subject to an impairment test based on the estimated fair value of the underlying businesses. These estimated fair values are based on estimates of future cash flows of the businesses. Factors affecting these future cash flows include: the continued market acceptance of the products and services offered by the businesses; the development of new products and services by the businesses and the underlying cost of development; the future cost structure of the businesses; and future technological changes.

Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141, which requires all business combinations to be accounted for under the purchase method of accounting, was effective for business combinations initiated after June 30, 2001. Under the new rules of SFAS No. 142, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the statement. Other intangible assets will continue to be amortized over their useful lives. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Accordingly, the Corporation will apply the new rules on accounting for goodwill and other intangible assets beginning in 2002. Application of the nonamortization provisions of the statement is expected to increase operating income in 2002 by approximately $1.8 million, however, the final allocation of the purchase price to goodwill and other intangible assets for the 2001 acquisitions could potentially offset this savings. The Corporation has not yet determined the final goodwill allocation or the effect that these impairment tests might have on the earnings and financial position of the Corporation. See Note F to the Consolidated Financial Statements for further discussion on the intangible assets.

In October, 2001, the Financial Accounting Standards Board issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement defines the accounting for long-lived assets to be held and used, assets held for sale and assets to be disposed of by other than sale and is effective for fiscal years beginning after December 15, 2001. The Corporation has not yet determined the impact of this pronouncement.

Recent Development

On February 20, 2002, the Corporation entered into an agreement to acquire the stock of Penny and Giles Controls Ltd., Penny and Giles Controls Inc., and Penny and Giles Aerospace Ltd., substantially all of the assets of Autronics Corporation and the assets of Penny & Giles International Plc. devoted to its aerospace components business from Spirent Plc., a British based company. The purchase price of the acquisition, subject to adjustment as provided for in the Share and Asset Purchase Agreement was $60 million in cash and the assumption of certain liabilities. Management's intention is to fund approximately half of the purchase price from credit available under the Corporation's Revolving Credit facility. Revenues of the purchased businesses totaled approximately $62 million for the year ending December 31, 2001. See Note 18 to the Consolidated Financial Statements for further information.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Corporation is exposed to certain market risks from changes in interest rates and foreign currency exchange rates as a result of its global operating and financing activities. Although foreign currency translation had an adverse impact on sales and operating income in 2001, the Corporation seeks to minimize the risks from these interest rate and foreign currency exchange rate fluctuations through its normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Corporation did not use such instruments for trading or other speculative purposes and did not use leveraged derivative financial instruments during the year ended December 31, 2001. Information regarding the Corporation's accounting policy on financial instruments is contained in Note G to the Consolidated Financial Statements.

The Corporation's market risk for a change in interest rates relates primarily to the debt obligations. Approximately 63% of the Corporation's debt at December 31, 2001 and 62% of the December 31, 2000 debt is comprised of Industrial Revenue Bond financing. As described in Note 10 to the Consolidated Financial Statements, to mitigate its currency exposure, the Corporation has outstanding variable rate debt borrowings of 13,200,000 Swiss Francs as of December 31, 2001 under its revolving credit agreement, arising from the purchase of SIG Antriebstechnik AG.

Financial instruments expose the Corporation to counter-party credit risk for nonperformance and to market risk for changes in interest and currency rates. The Corporation manages exposure to counter-party credit risk through specific minimum credit standards, diversification of counter-parties and procedures to monitor concentrations of credit risk. The Corporation monitors the impact of market risk on the fair value and cash flows of its investments by considering reasonably possible changes in interest rates and by limiting the amount of potential interest and currency rate exposures to amounts that are not material to the Corporation's consolidated results of operations and cash flows.


24_CURTISS-WRIGHT AND SUBSIDIARIES

REPORT OF THE CORPORATION

The consolidated financial statements appearing on pages 26 through 44 of this Annual Report have been prepared by the Corporation in conformity with generally accepted accounting principles. The financial statements necessarily include some amounts that are based on the best estimates and judgments of the Corporation. Other financial information in the Annual Report is consistent with that in the financial statements.

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

PricewaterhouseCoopers LLP, independent certified public accountants, have examined the Corporation's consolidated financial statements as stated in their report below. Their examination included a study and evaluation of the Corporation's accounting systems, procedures and internal controls, and tests and other auditing procedures, all of a scope deemed necessary by them to support their opinion as to the fairness of the financial statements.

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

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Curtiss-Wright Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings and stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Curtiss-Wright Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey
February 1, 2002, except for Note 18 as to which the date is February 22, 2002.


                                              25_CURTISS-WRIGHT AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

===================================================================================================================
For the years ended December 31, (In thousands, except per share data)             2001          2000          1999
-------------------------------------------------------------------------------------------------------------------
Net sales                                                                     $ 343,167     $ 329,575     $ 293,263
Cost of sales                                                                   215,350       208,605       190,852
-------------------------------------------------------------------------------------------------------------------
Gross profit                                                                    127,817       120,970       102,411
Research and development costs                                                    4,383         3,443         2,801
Selling expenses                                                                 18,325        18,591        17,015
General and administrative expenses                                              60,764        49,792        43,121
Gain from insurance company demutalization                                       (2,980)           --            --
Environmental remediation and administrative expenses, net of (recoveries)          167        (3,041)      (11,683)
-------------------------------------------------------------------------------------------------------------------
Operating income                                                                 47,158        52,185        51,157
Investment income, net                                                            2,599         2,862         2,295
Rental income, net                                                                3,312         3,638         4,580
Pension income, net                                                              11,042         7,813         6,574
Gain on sale of real property                                                    38,882         1,436            --
Other income (expense), net                                                         384          (220)           (8)
Interest expense                                                                 (1,180)       (1,743)       (1,289)
-------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                                    102,197        65,971        63,309
Provision for income taxes                                                       39,317        24,897        24,264
-------------------------------------------------------------------------------------------------------------------
  Net earnings                                                                   62,880     $  41,074     $  39,045
===================================================================================================================
Net Earnings per Share:
  Basic earnings per share                                                    $    6.25     $    4.10     $    3.86
===================================================================================================================
  Diluted earnings per share                                                  $    6.14     $    4.03     $    3.82
===================================================================================================================

See notes to consolidated financial statements.


26_CURTISS-WRIGHT AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS


==============================================================================================================================
At December 31, (In thousands)                                                                              2001          2000
------------------------------------------------------------------------------------------------------------------------------
Assets:
Current assets:
  Cash and cash equivalents                                                                            $  25,495     $   8,692
  Short-term investments                                                                                  41,658        62,766
  Receivables, net                                                                                        86,354        67,815
  Inventories, net                                                                                        57,115        50,002
  Deferred tax assets, net                                                                                 9,565         9,378
  Other current assets                                                                                     5,770         3,419
------------------------------------------------------------------------------------------------------------------------------
    Total current assets                                                                                 225,957       202,072
------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost:
  Land                                                                                                     6,201         5,024
  Buildings and improvements                                                                              55,303        95,965
  Machinery, equipment and other                                                                         164,931       149,665
------------------------------------------------------------------------------------------------------------------------------
                                                                                                         226,435       250,654
  Less accumulated depreciation                                                                          121,914       157,418
------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                                                                       104,521        93,236
------------------------------------------------------------------------------------------------------------------------------
Prepaid pension costs                                                                                     70,796        59,765
Goodwill and other intangible assets, net                                                                 90,914        47,543
Property held for sale                                                                                     2,460         2,460
Other assets                                                                                               5,780         4,340
------------------------------------------------------------------------------------------------------------------------------
    Total assets                                                                                       $ 500,428     $ 409,416
==============================================================================================================================
Liabilities:
Current liabilities:
  Current portion of long-term debt                                                                    $      --     $   5,347
  Accounts payable                                                                                        19,362        13,766
  Accrued expenses                                                                                        23,163        19,389
  Income taxes payable                                                                                    17,704         4,157
  Other current liabilities                                                                               15,867         9,634
------------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                                             76,096        52,293
------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                            21,361        24,730
Deferred income taxes, net                                                                                26,043        21,689
Accrued postretirement benefit costs                                                                       5,335         5,479
Other liabilities                                                                                         21,639        15,001
------------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                                                    150,474       119,192
------------------------------------------------------------------------------------------------------------------------------
Contingencies and Commitments (Notes 10, 11, 13, 15 & 17)
Stockholders' Equity:
Preferred stock, $1 par value, 650,000 shares authorized, none issued                                         --            --
Common stock, $1 par value, 11,250,000 shares authorized, 10,617,600 shares issued at December 31,
  2001 and 15,000,000 issued at December 31, 2000; outstanding shares were 5,692,325 at
  December 31, 2001 and 10,017,280 at December 31, 2000                                                   10,618        15,000
Class B common stock, $1 par value, 11,250,000 shares authorized; 4,382,400 shares issued;
  outstanding shares were 4,382,400 at December 31, 2001                                                   4,382            --
Additional paid-in capital                                                                                52,532        51,506
Retained earnings                                                                                        469,303       411,866
Unearned portion of restricted stock                                                                         (78)          (22)
Accumulated other comprehensive income                                                                    (6,831)       (5,626)
------------------------------------------------------------------------------------------------------------------------------
                                                                                                         529,926       472,724
Less: Common treasury stock, at cost (4,925,275 shares at December 31, 2001 and 4,982,720 shares at
  December 31, 2000)                                                                                     179,972       182,500
------------------------------------------------------------------------------------------------------------------------------
  Total stockholders' equity                                                                             349,954       290,224
------------------------------------------------------------------------------------------------------------------------------
  Total liabilities and stockholders' equity                                                           $ 500,428     $ 409,416
==============================================================================================================================

See notes to consolidated financial statements.


                                              27_CURTISS-WRIGHT AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

============================================================================================================================
For the years ended December 31, (In thousands)                                             2001          2000          1999
----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net earnings                                                                           $  62,880     $  41,074     $  39,045
----------------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net earnings to net cash provided by operating activities:
  Depreciation and amortization                                                           14,734        14,346        12,864
  Noncash pension income                                                                 (11,042)       (7,813)       (6,574)
  Net gains on sales and disposals of real estate and equipment                          (39,018)       (1,390)           --
  Net (gains) losses on short-term investments                                               (42)         (206)          340
  Deferred income taxes                                                                    4,167         6,886         2,300
  Changes in operating assets and liabilities, net of businesses acquired:
    Proceeds from sales of short-term investments                                        348,911       523,656       394,355
    Purchases of short-term investments                                                 (327,761)     (560,656)     (353,861)
    (Increase) decrease in receivables                                                    (7,203)        3,702         6,878
    (Increase) decrease in inventories                                                    (3,232)       11,534         2,830
    Increase (decrease) in progress payments                                               4,186        (1,552)      (13,057)
    (Decrease) increase in accounts payable and accrued expenses                          (2,831)          338        (1,734)
    Increase (decrease) in income taxes payable                                           12,694        (1,046)          151
    Increase (decrease) in other assets                                                   (2,051)        4,499        (1,016)
    Increase (decrease) in other liabilities                                               6,763       (10,081)          241
  Other, net                                                                                 105           838        (1,886)
----------------------------------------------------------------------------------------------------------------------------
    Total adjustments                                                                     (1,620)      (16,945)       41,831
----------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                           61,260        24,129        80,876
----------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
Net proceeds from sales and disposals of real estate and equipment                        45,201         3,765         2,586
Additions to property, plant and equipment                                               (19,354)       (9,506)      (19,883)
Acquisition of new businesses                                                            (58,982)       (1,961)      (49,322)
----------------------------------------------------------------------------------------------------------------------------
      Net cash used for investing activities                                             (33,135)       (7,702)      (66,619)
----------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
Principal payments on long-term debt                                                      (8,228)       (7,575)           --
Reimbursement of recapitalization expenses                                                 1,750            --            --
Proceeds from exercise of stock options                                                    1,804            --            --
Common stock repurchases                                                                      --        (1,489)       (5,440)
Dividends paid                                                                            (5,443)       (5,214)       (5,257)
----------------------------------------------------------------------------------------------------------------------------
      Net cash used for financing activities                                             (10,117)      (14,278)      (10,697)
----------------------------------------------------------------------------------------------------------------------------
Effect of foreign currency                                                                (1,205)       (3,004)          178
----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                      16,803          (855)        3,738
Cash and cash equivalents at beginning of year                                             8,692         9,547         5,809
Cash and cash equivalents at end of year                                               $  25,495     $   8,692     $   9,547
----------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of noncash investing activities:
  Fair value of assets acquired                                                        $  78,979     $   2,231     $  54,868
  Liabilities assumed                                                                    (14,829)         (270)       (5,034)
  Less: Cash acquired                                                                     (5,168)           --          (512)
----------------------------------------------------------------------------------------------------------------------------
  Net cash paid                                                                        $  58,982     $   1,961     $  49,322
============================================================================================================================

See notes to consolidated financial statements.


28_CURTISS-WRIGHT AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

============================================================================================

                                                  Class B       Additional
                                   Common          Common          Paid in          Retained
(In thousands)                      Stock           Stock          Capital          Earnings
--------------------------------------------------------------------------------------------
December 31, 1998                $ 15,000         $    --        $  51,669         $ 342,218
--------------------------------------------------------------------------------------------
Comprehensive income:
  Net earnings                         --              --               --            39,045
  Translation adjustments, net         --              --               --                --
============================================================================================
  Total comprehensive income           --              --               --                --
============================================================================================
Dividends paid                         --              --               --            (5,257)
Common stock repurchase                --              --               --                --
Stock options exercised, net           --              --              (70)               --
Amortization of earned
  portion of restricted
  stock awards                         --              --               --                --
--------------------------------------------------------------------------------------------
December 31, 1999                  15,000              --           51,599           376,006
--------------------------------------------------------------------------------------------
Comprehensive income:
  Net earnings                         --              --               --            41,074
  Translation adjustments, net         --              --               --                --
--------------------------------------------------------------------------------------------
  Total comprehensive income           --              --               --                --
============================================================================================
Dividends paid                         --              --               --            (5,214)
Common stock repurchase                --              --               --                --
Stock options exercised, net           --              --              (94)               --
Restricted stock awards                --              --                1                --
Amortization of earned
  portion of restricted
  stock awards                         --              --               --                --
--------------------------------------------------------------------------------------------
December 31, 2000                  15,000                           51,506           411,866
--------------------------------------------------------------------------------------------
Comprehensive income:
  Net earnings                         --              --               --            62,880
  Translation adjustments, net         --              --               --                --
============================================================================================
  Total comprehensive income           --              --               --                --
============================================================================================
Dividends paid                         --              --               --            (5,443)
Common stock repurchase                --              --               --                --
Stock options exercised, net           --              --             (730)               --
Restricted stock awards                --              --                6                --
Amortization of earned
  portion of restricted
  stock awards                         --              --               --                --
Recapitalization                   (4,382)          4,382            1,750                --
--------------------------------------------------------------------------------------------
December 31, 2001                $ 10,618         $ 4,382        $  52,532         $ 469,303
============================================================================================

==============================================================================================
                                     Unearned     Accumulated
                                   Portion of           Other
                                   Restricted   Comprehensive   Comprehensive         Treasury
(In thousands)                   Stock Awards          Income          Income            Stock
----------------------------------------------------------------------------------------------
December 31, 1998                     $   (40)        $(2,800)                       $ 176,454
----------------------------------------------------------------------------------------------
Comprehensive income:
  Net earnings                             --              --         $39,045               --
  Translation adjustments, net             --             178             178               --
==============================================================================================
  Total comprehensive income               --              --         $39,223               --
==============================================================================================
Dividends paid                             --              --                               --
Common stock repurchase                    --              --                            5,440
Stock options exercised, net               --              --                             (290)
Amortization of earned
  portion of restricted
  stock awards                             16              --                               --
----------------------------------------------------------------------------------------------
December 31, 1999                         (24)         (2,622)                         181,604
----------------------------------------------------------------------------------------------
Comprehensive income:
  Net earnings                             --              --         $41,074               --
  Translation adjustments, net             --          (3,004)         (3,004)              --
----------------------------------------------------------------------------------------------
  Total comprehensive income               --              --         $38,070               --
==============================================================================================
Dividends paid                             --              --                               --
Common stock repurchase                    --              --                            1,489
Stock options exercised, net               --              --                             (579)
Restricted stock awards                   (15)             --                              (14)
Amortization of earned
  portion of restricted
  stock awards                             17              --                               --
----------------------------------------------------------------------------------------------
December 31, 2000                         (22)         (5,626)                         182,500
----------------------------------------------------------------------------------------------
Comprehensive income:
  Net earnings                             --              --         $62,880               --
  Translation adjustments, net             --          (1,205)         (1,205)              --
==============================================================================================
  Total comprehensive income               --              --         $61,675               --
==============================================================================================
Dividends paid                             --              --                               --
Common stock repurchase                    --              --                               --
Stock options exercised, net               --              --                           (2,456)
Restricted stock awards                   (77)             --                              (72)
Amortization of earned
  portion of restricted
  stock awards                             21              --                               --
Recapitalization                           --              --                               --
----------------------------------------------------------------------------------------------
December 31, 2001                     $   (78)        $(6,831)                       $ 179,972
==============================================================================================

See notes to consolidated financial statements.


                                              29_CURTISS-WRIGHT AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Curtiss-Wright Corporation and its subsidiaries (the "Corporation") is a diversified multinational manufacturing and service company that designs, manufactures and overhauls precision components and systems and provides highly engineered services to the aerospace, defense, automotive, shipbuilding, processing, oil, petrochemical, agricultural equipment, railroad, power generation, security, and metalworking industries. Operations are conducted through 13 manufacturing facilities, 41 metal treatment service facilities and 4 aerospace component overhaul locations.

A. Principles of Consolidation

The financial statements of the Corporation have been prepared in conformity with accounting principles generally accepted in the United States and such preparation has required the use of management's best estimates and judgments in presenting the consolidated accounts of the Corporation, after elimination of all significant intercompany transactions and accounts. Management's best estimates include assumptions that affect the reported amount of assets, liabilities, revenue and expenses in the accompanying financial statements. The most significant of these estimates include the estimate of costs to complete long-term contracts under the percentage of completion accounting method and the estimate of future environmental costs. Actual results may differ from these estimates. Certain prior year information has been reclassified to conform to current presentation.

B. Cash Equivalents

Cash equivalents consist of money market funds and commercial paper that are readily convertible into cash, all with original maturity dates of three months or less.

C. Progress Payments

Progress payments received under prime contracts and subcontracts have been deducted from receivables and inventories, as disclosed in Notes 6 and 7.

With respect to government contracts, the government has a lien on all materials and work-in-process to the extent of progress payments.

D. Revenue Recognition

The Corporation records sales and related profits for the majority of its operations as units are shipped or services are rendered. Sales and estimated profits under certain long-term contracts are recognized under the percentage-of-completion method of accounting. Profits are recorded pro rata, based upon current estimates of direct and indirect costs to complete such contracts.

Losses on contracts are provided for in the period in which the losses become determinable. Revisions in profit estimates are reflected on a cumulative basis in the period in which the basis for such revision becomes known.

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

Average useful lives for property and equipment are as follows:

Buildings and improvements                                5 to 40 years
Machinery, equipment and other                            3 to 15 years

F. Intangible Assets

Intangible assets consist primarily of the excess purchase price of the acquisitions over the fair value of net assets acquired. The Corporation amortizes such costs on a straight-line basis over the estimated period benefited but not exceeding 30 years. Amortization of intangibles, consisting primarily of goodwill, totaled $3,067,000, $2,561,000 and $1,618,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Corporation reviews the recoverability of all long-term assets, including the related amortization period, whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. The Corporation determines whether there has been an impairment by comparing the anticipated undiscounted future net cash flows to the related asset's carrying value. If an asset is considered impaired, the asset is written down to fair value which is either determined based on discounted cash flows or appraised values, depending on the nature of the asset. There were no such write-downs in 2001, 2000, or 1999. In addition, please refer to Note N for information regarding new rules governing the accounting for goodwill and other intangible assets.

G. Fair Value of Financial Instruments

The financial instruments with which the Corporation is involved are primarily of a traditional nature. The Corporation's short-term investments are comprised of equity and debt securities, all classified as trading securities, which are carried at their fair value based upon the quoted market prices of those investments at period end.


30_CURTISS-WRIGHT AND SUBSIDIARIES

Accordingly, net realized and unrealized gains and losses on trading securities are included in net earnings. Due to the short maturities of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, the net book value of these financial instruments are deemed to approximate fair value. The carrying amount of long-term debt approximates fair value because the interest rates are reset periodically to reflect current market conditions.

H. Research and Development

The Company funds research and development programs for commercial products and independent research and development and bid and proposal work related to government products. Development costs include engineering and field support for new customer requirements. Research and development costs are expensed as incurred.

I. Environmental Costs

The Corporation establishes a reserve for a potential environmental remediation liability when it concludes that a determination of legal liability is probable, based upon the advice of counsel. Such amounts, if quantifiable, reflect the Corporation's estimate of the amount of that liability. If only a range of potential liability can be estimated, a reserve will be established at the low end of that range. Such reserves, which are reviewed quarterly, represent the current value of anticipated remediation not recognizing any recovery from insurance carriers, or third-party legal actions, and are not discounted.

J. Accounting for Stock-Based Compensation

The Corporation follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25), in accounting for its employee stock options, rather than the alternative method of accounting provided under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). Under APB No. 25, the Corporation does not recognize compensation expense on stock options granted to employees when the exercise price of the options is equal to the market price of the underlying stock on the date of the grant. Further information concerning options granted under the Corporation's Long-Term Incentive Plan is provided in Note 12.

K. Capital Stock

In February 2001, the Company increased the authorized number of shares for repurchase under its existing stock buyback program by 600,000 shares. This increase is an addition to the previous authorization of 300,000 shares. Purchases were authorized to be made from time to time in the open market or privately negotiated transactions, depending on market and other conditions, based upon the belief of management that the market price of the stock did not adequately reflect the true value of the Corporation and, therefore, represented an attractive investment opportunity. The shares are held at cost and reissuance is recorded at the weighted average cost. Through December 31, 2001, the Corporation has repurchased 210,930 shares under this program. There was no stock repurchased in 2001.

L. Earnings Per Share

The Corporation is required to report both basic earnings per share (EPS), based on the weighted average number of Common and Class B shares outstanding, and diluted earnings per share based on the basic EPS adjusted for all potentially dilutive shares issuable. At December 31, 2001, the Corporation had approximately 119,000 additional stock options outstanding that could potentially dilute basic EPS in the future. The effect of these options was not included in the computation of diluted EPS for 2001 because to do so would have been antidilutive. The Corporation had antidilutive options outstanding of approximately 124,000 at December 31, 2000 and approximately 334,000 at December 31, 1999. Earnings per share calculations for the years ended December 31, 2001, 2000, and 1999 are as follows:

================================================================================
                                                         Weighted
                                                          Average
                                                Net        Shares       Earnings
(In thousands, except per share data)        Income   Outstanding(1)   Per Share
--------------------------------------------------------------------------------
2001:
Basic earnings per share                    $62,880        10,061          $6.25
Effect of dilutive securities:
  Stock options                                  --           172
  Deferred stock compensation                    --             3
--------------------------------------------------------------------------------
Diluted earnings per share                  $62,880        10,236          $6.14
================================================================================
2000:
Basic earnings per share                    $41,074        10,015          $4.10
Effect of dilutive securities:
  Stock options                                  --           176
  Deferred stock compensation                    --             3
--------------------------------------------------------------------------------
Diluted earnings per share                  $41,074        10,194          $4.03
================================================================================
1999:
Basic earnings per share                    $39,045        10,115          $3.86
Effect of dilutive securities:
  Stock options                                  --            99
  Deferred stock compensation                    --             1
--------------------------------------------------------------------------------
Diluted earnings per share                  $39,045        10,215          $3.82
================================================================================

(1)   Shares in 2001 include the Corporation's Common and Class B shares.


                                              31_CURTISS-WRIGHT AND SUBSIDIARIES

M. Accounting for Derivatives and Hedging Activities

The Corporation adopted Statement of Financial Accounting Standard No. 133, "Accounting for Derivatives and Hedging Activities," effective January 1, 2001. The adoption of this standard had no material effect on the Corporation's results of operation or financial condition due to its limited use of derivatives.

N. Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141, which requires all business combinations to be accounted for under the purchase method of accounting, is effective for business combinations initiated after June 30, 2001. Under the new rules of SFAS No. 142, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the statements. Other intangible assets will continue to be amortized over their useful lives. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Accordingly, the Corporation will apply the new rules on accounting for goodwill and other intangible assets beginning in 2002. Application of the nonamortization provisions of the statement is expected to increase operating income in 2002 by approximately $1.8 million, however, the final allocation of the purchase price to goodwill and other intangible assets for the 2001 acquisitions could potentially offset this savings. The Corporation has not yet determined the final goodwill allocation or the effect that these impairment tests might have on the earnings and financial position of the Corporation. See Note F for further discussion of the intangible assets.

In October, 2001, the Financial Accounting Standards Board issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement defines the accounting for long-lived assets to be held and used, assets held for sale and assets to be disposed of by other than sale and is effective for fiscal years beginning after December 15, 2001. The Corporation has not yet determined the impact of this pronouncement.

2. Acquisitions

The Corporation acquired seven businesses in 2001, one business in 2000 and three businesses in 1999, as described below. All acquisitions have been accounted for as purchases with the excess of the purchase price over the estimated fair value of the net assets acquired recorded primarily as goodwill. The Corporation has made a preliminary estimate of the value of identifiable intangibles with a finite life and recorded amortization in 2001 based upon the estimated useful life of those intangible assets identified. The Corporation will adjust these estimates based upon third party appraisals, when finalized. The results of each operation have been included in the consolidated financial results of the Corporation from the date of acquisition in the segment indicated as follows:

Motion Control

Lau Defense Systems and Vista Controls

On November 1, 2001 the Corporation acquired the assets of Lau Defense Systems ("LDS") and the stock of Vista Controls, Inc. ("Vista"). LDS and Vista design and manufacture "mission-critical" electronic control systems primarily for the defense market. In addition, an agreement was reached for the negotiation of licenses for facial recognition products for certain U.S. Government and industrial markets. The businesses acquired have operating facilities located in Littleton, Massachusetts and Santa Clarita, California. The purchase price of the acquisition, subject to adjustment as provided for in the purchase agreement, was $41 million in cash and the assumption of certain liabilities. There are provisions in the agreement for additional payments upon the achievement of certain financial performance criteria over the next five years up to a maximum additional payment of $22 million. This acquisition was accounted for as a purchase in the fourth quarter of 2001. The excess of the purchase price over the fair value of the net assets acquired is approximately $35.7 million. The fair value of the net assets acquired was based on preliminary estimates and may be revised at a later date.

Flow Control

Solent & Pratt

On March 23, 2001, the Corporation acquired the operating assets of Solent & Pratt Ltd. ("Solent & Pratt"). Solent & Pratt is a manufacturer of high performance butterfly valves and is a global supplier to the petroleum, petrochemical, chemical and process industries. The operations are located in Bridport, England and will continue to operate under the Solent & Pratt name.


32_CURTISS-WRIGHT AND SUBSIDIARIES

The Corporation purchased the assets of Solent & Pratt for approximately $1.5 million in cash and assumed certain liabilities. There are provisions in the agreement for additional payments upon the achievement of certain performance criteria over the next five years. The acquisition was accounted for as a purchase in the first quarter of 2001. The excess of the purchase price over the fair value of the net assets acquired is currently estimated at $2.4 million. The fair value of the net assets acquired was based on preliminary estimates and may be revised at a later date.

Peerless Instrument Company

On November 8, 2001, the Corporation acquired the stock of Peerless Instrument Co., Inc. ("Peerless"). Peerless is an engineering and manufacturing company that designs and produces custom control components and systems for flow control applications primarily to the U.S. Nuclear Naval program. The business is located in Elmhurst, New York. The purchase price of the acquisition, subject to adjustment as provided for in the purchase agreement, was $7 million plus the assumption of certain liabilities. This acquisition has been accounted for as a purchase in the fourth quarter of 2001. The excess of the purchase price over the fair value of the net assets acquired is approximately $3.3 million. The fair value of the net assets acquired was based on preliminary estimates and may be revised at a later date.

Deltavalve

On December 12, 2001, the Corporation acquired the operating assets of Deltavalve USA, LLC ("Deltavalve"). Deltavalve designs, engineers and manufactures industrial valves used in high pressure, extreme temperature and corrosive plant environments. Deltavalve is located in Salt Lake City, Utah with an assembly and test facility in Calgary, Alberta, Canada.

The Corporation acquired the net assets of Deltavalve for $6.5 million in cash, subject to adjustment as provided for in the agreement. There are provisions in the agreement for additional payments upon the achievement of certain financial performance criteria over the next five years. This acquisition was accounted for as a purchase in the fourth quarter of 2001. The excess of the purchase price over the fair value of the net assets acquired was $4.6 million. The fair value of the net assets acquired was based on preliminary estimates and may be revised at a later date.

Farris Engineering and Sprague Products

On August 27, 1999, the Corporation completed its acquisition of the Farris Engineering ("Farris") and Sprague Products ("Sprague") businesses. Farris is one of the world's leading manufacturers of pressure-relief valves for use in processing industries, which include refineries, petrochemical/chemical plants and pharmaceutical manufacturing. Products are manufactured in Brecksville, Ohio and Brantford, Ontario. The Sprague business, also located in Brecksville, Ohio, provides specialty hydraulic and pneumatic valves and air-driven pumps and gas boosters under the "Sprague" and "PowerStar" trade names for general industrial applications as well as directional control valves for truck transmissions and car transport carriers.

The Corporation acquired the net assets of the Farris and Sprague businesses for $42.9 million in cash. This acquisition was accounted for as a purchase in the third quarter of 1999. The excess of the purchase price over the fair value of the net assets acquired was $18.5 million and is being amortized over 30 years.

Metal Treatment

Ironbound Heat Treating Company

On November 6, 2001, the Corporation acquired the commercial heat-treating assets of Ironbound Heat Treating Company ("Ironbound"). Ironbound provides heat-treating services to markets that include tool and die, automotive, aerospace and medical components. The business is located in Roselle, New Jersey. The purchase price of the acquisition, subject to adjustment as provided for in the purchase agreement, was $4.5 million in cash and the assumption of certain liabilities. This acquisition has been accounted for as a purchase in the fourth quarter of 2001. The excess of the purchase price over the fair value of the net assets acquired is approximately $1.4 million. The fair value of the net assets acquired was based on preliminary estimates and may be revised at a later date.

Bodycote Thermal Processing

On December 19, 2001, the Corporation acquired the Wichita, Kansas Heat Treating operation of Bodycote Thermal Processing. This operation provides heat treating services to a number of industries including aerospace and agriculture.

The purchase price of the acquisition was $3.6 million. This acquisition has been accounted for as a purchase in the fourth quarter of 2001. The preliminary estimate of the fair value of the assets acquired approximates the purchase price. However, these estimates may be revised at a later date.


                                              33_CURTISS-WRIGHT AND SUBSIDIARIES

EF Quality Heat Treating Company

On December 14, 2000, the Corporation acquired EF Quality Heat Treating Company ("EF"), a Midwest provider of heat treating services primarily to the automotive industry. EF provides atmosphere normalizing, annealing and stress relieving services from its Salem, Ohio location.

The Corporation acquired the net assets of the EF business for approximately $2.2 million. This acquisition has been accounted for as a purchase in the fourth quarter of 2000. The excess of the purchase price over the fair value of the net assets acquired is approximately $1.0 million and is being amortized over 25 years.

Metallurgical Processing Inc.

On June 30, 1999, the Corporation acquired Metallurgical Processing, Inc. ("MPI"), a supplier of commercial heat-treating services, primarily to the automotive and industrial markets. MPI provides a number of metal-treatment processes including carburizing, hardening, and carbonitriding and services a broad spectrum of customers from its Fort Wayne, Indiana location.

The Corporation acquired the stock of MPI for $7.4 million in cash and accounted for the acquisition as a purchase in the second quarter of 1999. The excess of the purchase price over the fair value of the net assets acquired was $2.2 million and is being amortized over 25 years.

3. Divestitures

On December 20, 2001, the Corporation sold its Wood-Ridge Business Complex for $51 million, which is located in Wood-Ridge, New Jersey. The business complex comprised approximately 2.3 million square feet of rental space situated on 138 acres of land.

Under the sale agreement, the Corporation will retain the responsibility to continue the ongoing environmental remediation on the property until such time that a "no further action" letter and covenant not to sue is obtained from the New Jersey Department of Environmental Protection. The cost of the remediation has been previously provided for. Please refer to Note 13 for additional information.

4. Recapitalization

On October 26, 2001, the Corporation's shareholders approved a recapitalization plan, which enabled Unitrin Inc. ("Unitrin") to distribute its approximate 44% equity interest in Curtiss-Wright to its shareholders on a tax-free basis.

Under the recapitalization plan, and in order to meet certain tax requirements, Unitrin's approximately 4.4 million common shares were exchanged for an equivalent number of shares of a new Class B Common Stock of Curtiss-Wright, which are entitled to elect 80 percent of Curtiss-Wright's Board of Directors. After such exchange, Unitrin immediately distributed the Class B shares to its approximately 8,000 registered stockholders in a tax-free distribution. The holders of the outstanding Common shares of Curtiss-Wright are entitled to elect up to 20% of the Board of Directors after the distribution. Other than the right to elect Directors, the two classes of stock vote as a class (except as required by law) and are equal in all other respects. The new Class B Common Stock was listed on the New York Stock Exchange, effective November 29, 2001.

In November 2000, Curtiss-Wright's Board of Directors had approved an agreement with Unitrin related to the recapitalization plan. Under this agreement, Unitrin agreed to reimburse the Corporation for certain costs incurred in connection with the recapitalization up to a maximum of $1.75 million. The maximum amount was received subsequent to the recapitalization and is reflected in the financial statements as Additional Paid-In Capital. Recapitalization costs of $1.5 million were incurred in 2001 and are included in general and administrative costs in the statement of earnings.

5. Short-term Investments

The composition of short-term investments is as follows:

================================================================================
December 31,                         2001                          2000
--------------------------------------------------------------------------------
(In thousands)                 Cost     Fair Value           Cost     Fair Value
--------------------------------------------------------------------------------
Money market
  preferred stocks          $11,850        $11,850        $16,700        $16,700
Common and
  preferred stocks              104            208          2,104          2,166
Tax exempt
  revenue bonds              29,600         29,600         43,900         43,900
--------------------------------------------------------------------------------
Total short-term
  investments               $41,554        $41,658        $62,704        $62,766
================================================================================

Investment income for the years ended December 31 consists of:


===============================================================================
(In thousands)                                  2001         2000          1999
-------------------------------------------------------------------------------
Interest and dividend
  income, net                                 $2,480       $2,521       $ 2,361
Net realized gains on the sales
  of short-term investments                       77          135           274
Net unrealized holding
  gains (losses)                                  42          206          (340)
-------------------------------------------------------------------------------
Investment income, net                        $2,599       $2,862       $ 2,295
===============================================================================


34_CURTISS-WRIGHT AND SUBSIDIARIES

6. Receivables

Receivables include current notes, amounts billed to customers, claims and other receivables and unbilled revenue on long-term contracts, consisting of amounts recognized as sales but not billed. Substantially all amounts of unbilled receivables are expected to be billed and collected in the subsequent year.

Credit risk is generally diversified due to the large number of entities comprising the Corporation's customer base and their geographic dispersion. The largest single customer represented 6% of the total outstanding billed receivables at December 31, 2001 and 7% of the total outstanding billed receivables at December 31, 2000. This same customer of the Motion Control segment accounted for 13% of consolidated revenue in 2001, 13% in 2000 and 14% in 1999. In addition, the Corporation is either a prime or subcontractor of various agencies of the U.S. Government. Revenues derived directly and indirectly from government sources (primarily the U.S. Government) totaled $84,443,000, or 25% of consolidated revenue in 2001, $56,400,000, or 17% in 2000 and $50,116,000, or 17% in 1999.

The Corporation performs ongoing credit evaluations of its customers and establishes appropriate allowances for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

The Notes receivable for 2001 includes a $2.5 million receivable from the sale of the Wood-Ridge property. This amount was subsequently collected in February 2002. See Note 3 for additional information on this divestiture.

The composition of receivables is as follows:

===============================================================================
(In thousands) December 31,                                2001            2000
-------------------------------------------------------------------------------
Billed Receivables:
Trade and other receivables                            $ 70,562        $ 59,904
  Less: Progress payments applied                        (2,393)         (1,508)
        Allowance for doubtful accounts                  (2,117)         (2,659)
-------------------------------------------------------------------------------
Net billed receivables                                   66,052          55,737
-------------------------------------------------------------------------------
Unbilled Receivables:
Recoverable costs and estimated earnings
  not billed                                             24,799          18,091
  Less: Progress payments applied                        (8,015)         (7,040)
-------------------------------------------------------------------------------
Net unbilled receivables                                 16,784          11,051
-------------------------------------------------------------------------------
Notes Receivable                                          3,518           1,027
-------------------------------------------------------------------------------
Receivables, net                                       $ 86,354        $ 67,815
===============================================================================

7. Inventories

Inventories are valued at the lower of cost (principally average cost) or market. The composition of inventories is as follows:

===============================================================================
(In thousands) December 31,                              2001              2000
-------------------------------------------------------------------------------
Raw material                                         $ 25,761          $ 11,955
Work-in-process                                        19,079            10,815
Finished goods and component parts                     34,853            32,621
Inventoried costs related to
  U.S. Government and other
  long-term contracts                                   7,248             5,961
-------------------------------------------------------------------------------
Gross inventories                                      86,941            61,352
  Less: Inventory reserves                            (14,384)          (10,944)
        Progress payments applied,
        principally related to
        long-term contracts                           (15,442)             (406)
-------------------------------------------------------------------------------
Inventories, net                                     $ 57,115          $ 50,002
===============================================================================

8. Accrued Expenses and Other Current Liabilities

Accrued expenses consist of the following:

================================================================================
(In thousands) December 31,                                     2001        2000
--------------------------------------------------------------------------------
Accrued compensation                                         $11,914     $ 9,117
Accrued taxes other than income taxes                          1,591       2,073
Accrued insurance                                              2,207       1,812
Accrued royalties                                              1,236         631
Accrued commissions                                            1,112       2,118
All other                                                      5,103       3,638
--------------------------------------------------------------------------------
Total accrued expenses                                       $23,163     $19,389
================================================================================

Other current liabilities consist of the following:

================================================================================
(In thousands) December 31,                                     2001        2000
--------------------------------------------------------------------------------
Customer advances                                            $ 4,167     $ 3,734
Current portion of environmental reserves                      2,129       1,393
Anticipated losses on long-term contracts                      1,139       1,322
Estimated warranty costs                                       1,696         849
Additional amounts due to sellers
  on acquisitions                                              2,540          --
All other                                                      4,196       2,336
--------------------------------------------------------------------------------
Total other current liabilities                              $15,867     $ 9,634
================================================================================


                                              35_CURTISS-WRIGHT AND SUBSIDIARIES

9. Income Taxes

Earnings before income taxes for the years ended December 31 consist of:

================================================================================
(In thousands)                            2001             2000             1999
--------------------------------------------------------------------------------
Domestic                              $ 84,018          $48,550          $47,088
Foreign                                 18,179           17,421           16,221
--------------------------------------------------------------------------------
Total                                 $102,197          $65,971          $63,309
================================================================================

The provision for income taxes for the years ended December 31 consist of:

================================================================================
(In thousands)                            2001             2000             1999
--------------------------------------------------------------------------------
Current:
  Federal                             $ 22,656          $ 9,342          $11,843
  State                                  6,048            2,571            3,619
  Foreign                                5,829            5,809            6,000
--------------------------------------------------------------------------------
                                        34,533           17,722           21,462
--------------------------------------------------------------------------------
Deferred:
  Federal                                3,763            5,953            2,143
  State                                    505              966              407
  Foreign                                  516              256              252
--------------------------------------------------------------------------------
                                         4,784            7,175            2,802
--------------------------------------------------------------------------------
Provision for income taxes            $ 39,317          $24,897          $24,264
================================================================================

The effective tax rate varies from the U. S. federal statutory tax rate for the years ended December 31, principally due to the following:

================================================================================
                                         2001             2000             1999
--------------------------------------------------------------------------------
U.S. Federal statutory tax rate          35.0%            35.0%            35.0%
Add (deduct):
  State and local taxes                   4.2              3.5              4.1
  Dividends received deduction
      and tax exempt income              (0.5)            (0.8)            (0.8)
All other, net                           (0.2)              --               --
--------------------------------------------------------------------------------
Effective tax rate                       38.5%            37.7%            38.3%
================================================================================

The components of the Corporation's deferred tax assets and liabilities at December 31 are as follows:

===============================================================================
(In thousands)                                            2001             2000
-------------------------------------------------------------------------------
Deferred tax assets:
  Environmental reserves                              $  5,275         $  5,416
  Inventories                                            4,450            4,440
  Postretirement/postemployment
    benefits                                             2,241            2,229
  Incentive compensation                                 2,383            1,737
  Accrued vacation pay                                   1,179            1,159
  Other                                                  4,068            1,953
-------------------------------------------------------------------------------
Total deferred tax assets                               19,596           16,934
-------------------------------------------------------------------------------
Deferred tax liabilities:
  Retirement plans                                      26,882           22,929
  Depreciation                                           5,406            4,270
  Other                                                  3,786            2,046
-------------------------------------------------------------------------------
Total deferred tax liabilities                          36,074           29,245
-------------------------------------------------------------------------------
Net deferred tax liabilities                          $ 16,478         $ 12,311
===============================================================================

Deferred tax assets and liabilities are reflected on the Corporation's consolidated balance sheets at December 31 as follows:

===============================================================================
                                                          2001             2000
-------------------------------------------------------------------------------
Current deferred tax assets                           $  9,565         $  9,378
Noncurrent deferred tax liabilities                    (26,043)         (21,689)
-------------------------------------------------------------------------------
Net deferred tax liabilities                          $(16,478)        $(12,311)
===============================================================================

Income tax payments of $18,869,000 were made in 2001, $15,466,000 in 2000, and $20,954,000 in 1999.

No provision has been made for U.S. federal or foreign taxes on that portion of certain foreign subsidiaries' undistributed earnings ($5,250,564 at December 31, 2001) considered to be permanently reinvested. It is not practicable to estimate the amount of tax that would be payable if these amounts were repatriated to the Company, however, it is expected that there would be minimal or no additional tax because of the availability of foreign tax credits.


36_CURTISS-WRIGHT AND SUBSIDIARIES

10. Long-term Debt

Long-term debt at December 31 consists of the following:

===============================================================================
(In thousands)                                            2001             2000
-------------------------------------------------------------------------------
Industrial Revenue Bonds, due from 2007
  to 2028. Weighted average interest
  rate is 2.99% and 4.07% per annum
  for 2001 and 2000, respectively                     $ 13,400         $ 18,747
-------------------------------------------------------------------------------
Revolving Credit Agreement Borrowing,
  due 2004. Weighted average interest rate
  is 3.88% for 2001 and 3.49% for 2000                   7,961           11,330
-------------------------------------------------------------------------------
Total debt                                              21,361           30,077
-------------------------------------------------------------------------------
Less: Current portion                                       --           (5,347)
-------------------------------------------------------------------------------
Total Long-term debt                                  $ 21,361         $ 24,730
===============================================================================

Debt under the Corporation's revolving credit agreement is denominated in Swiss francs. Actual borrowings were 13,200,000 and 18,250,000 Swiss francs at December 31, 2001 and 2000, respectively. The carrying amount of long-term debt approximates fair value because the interest rates are reset periodically to reflect market conditions and rates.

Aggregate maturities of debt are as follows:

================================================================================
(In thousands)
--------------------------------------------------------------------------------
2002                                                                     $    --
2003                                                                          --
2004                                                                       7,961
2005                                                                          --
2006                                                                          --
2007 and beyond                                                           13,400
--------------------------------------------------------------------------------
                                                                         $21,361
================================================================================

Interest payments of approximately $826,000, $1,006,000 and $818,000 were made in 2001, 2000 and 1999, respectively.

11. Credit Agreements

The Corporation has two credit agreements in effect aggregating $100,000,000 with a group of five banks. The credit agreements allow for borrowings to be denominated in a number of foreign currencies. The Revolving Credit Agreement commits a maximum of $60,000,000 to the Corporation for cash borrowings and letters of credit. The unused credit available under this facility at December 31, 2001 was $36,203,000 and was $27,086,000 at December 31, 2000. Cash
borrowings under the Revolving Credit Agreement at December 31, 2001 were $7,961,000 with a weighted average interest rate during 2001 of 3.88%. Cash borrowings at December 31, 2000 were $11,330,000 with a weighted average interest rate during 2000 of 3.49%. The commitment made under the Revolving Credit Agreement expires December 20, 2004, but may be extended annually for successive one-year periods with the consent of the bank group. The Corporation also has in effect a Short-Term Credit Agreement, which allows for cash borrowings of $40,000,000, all of which was available at December 31, 2001 and December 31, 2000. The Short-Term Credit Agreement expires December 13, 2002. The Short-Term Credit Agreement may be extended for additional periods, with the consent of the bank group, for additional periods not to exceed 364 days each. The Corporation is required under these Agreements to maintain certain financial ratios, and meet certain net worth and indebtedness tests for which the Corporation is in compliance.

At December 31, 2001, substantially all of the industrial revenue bond issues are collateralized by real estate, machinery and equipment. Certain of these issues are supported by letters of credit, which total approximately $13,666,000. The Corporation has various other letters of credit totaling approximately $2,300,000, most of which are now included under the Revolving Credit Agreement.


                                              37_CURTISS-WRIGHT AND SUBSIDIARIES

12. Stock Compensation Plans

Stock-Based Compensation: Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123 and has been determined as if the Corporation had accounted for its 2001, 2000 and 1999 employee stock option grants under the fair value method of that Statement. Information with regard to the number of options granted, market price of the grants, vesting requirements and the maximum term of the options granted appears by plan type in the sections below. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

================================================================================
                                                 2001         2000         1999
--------------------------------------------------------------------------------
Risk-free interest rate                          4.66%        5.87%        6.09%
Expected volatility                             24.18%       23.96%       25.06%
Expected dividend yield                          1.37%        1.09%        1.37%
Weighted average option life                   7 years      7 years      7 years
================================================================================

The estimated fair value of the option grants are amortized to expense over the options' vesting period beginning January 1 of the following year, due to the timing of the grants. The Corporation's pro forma information for the years ended December 31, 2001, 2000 and 1999 is as follows:

================================================================================
(In thousands, except per share data)             2001         2000         1999
--------------------------------------------------------------------------------
Net earnings:
  As reported                                  $62,880      $41,074      $39,045
  Pro forma                                    $61,683      $40,074      $38,430
Net earnings per share:
As reported:
  Basic                                        $  6.25      $  4.10      $  3.86
  Diluted                                      $  6.14      $  4.03      $  3.82
Pro forma:
  Basic                                        $  6.13      $  4.00      $  3.80
  Diluted                                      $  6.03      $  3.93      $  3.76
================================================================================

Long-Term Incentive Plan: Under a Long-Term Incentive Plan ("LTI Plan") approved by stockholders in 1995, an aggregate total of 1,000,000 shares of common stock were reserved for issuance under said LTI Plan. No more than 50,000 shares of common stock subject to the LTI Plan may be awarded in any year to any one participant in the LTI Plan.

Under this LTI Plan, the Corporation awarded 2,439,805 performance units in 2001, 1,604,825 in 2000 and 1,539,778 in 1999 to certain key employees. The performance units are denominated in dollars and are contingent upon the satisfaction of performance objectives keyed to profitable growth over a period of three fiscal years commencing with the fiscal year following such awards. The anticipated cost of such awards is expensed over the three-year performance period. However, the actual cost of the performance units may vary from total value of the awards depending upon the degree to which the key performance objectives are met.

Under this LTI Plan, the Corporation has granted nonqualified stock options in 2001, 2000, and 1999 to key employees. Stock options granted under this LTI Plan expire ten years after the date of the grant and are usually exercisable as follows: up to one-third of the grant after one full year, up to two-thirds of the grant after two full years and in full three years from the date of grant. Stock option activity during the periods is indicated as follows:



================================================================================
                                                         Weighted
                                                          Average
                                                         Exercise        Options
                                            Shares          Price    Exercisable
--------------------------------------------------------------------------------
Outstanding at
  December 31, 1998                        436,501         $28.63        242,071
  Granted                                  147,551          37.82
  Exercised                                 (6,155)         21.01
  Forfeited                                (20,276)         34.78
--------------------------------------------------------------------------------
Outstanding at
  December 31, 1999                        557,621          30.92        310,586
  Granted                                  124,398          47.72
  Exercised                                (16,080)         22.93
  Forfeited                                (13,225)         37.18
--------------------------------------------------------------------------------
Outstanding at
  December 31, 2000                        652,714          34.19        396,049
  Granted                                  206,762          43.70
  Exercised                                (53,832)         22.02
  Forfeited                                (10,687)         43.96
--------------------------------------------------------------------------------
Outstanding at
  December 31, 2001                        794,957         $37.65        468,074
================================================================================



38_CURTISS-WRIGHT AND SUBSIDIARIES

Stock Plan for Non-Employee Directors: The Stock Plan for Non-Employee Directors ("Stock Plan"), approved by stockholders in 1996, authorized the grant of restricted stock awards and, at the option of the Directors, the payment of regular stipulated compensation and meeting fees in equivalent shares. Pursuant to the terms of the Stock Plan, on the fifth anniversary of the initial grant, those non-employee directors who still remain as a non-employee director, shall receive an additional grant equal to the product of increasing $13,300 at an annual rate of 2.96%, compounded monthly from the effective date of the Stock Plan. The amount of that per director grant was determined to be $15,419 representing a total additional grant of 1,555 shares. The cost of the restricted stock awards is being amortized over a five-year restriction period from the date of grant. At December 31, 2001, the Corporation had provided for an aggregate additional 11,630 shares, at an average price of $36.41, for its non-employee directors pursuant to election by directors to receive such shares in lieu of payment for earned compensation under the Stock Plan. Depending on the extent to which the non-employee directors elect to receive future compensation in shares, total awards under this Stock Plan could reach or exceed 16,000 shares by April 12, 2006, the termination date of the Stock Plan. Pursuant to elections, 2,442 shares were issued as compensation in 2001 under the Stock Plan.

13. Environmental Costs

The Corporation has continued the operation of the ground water and soil remediation activities at the Wood-Ridge, New Jersey site through 2001. The cost of constructing and operating this site was provided for in 1990 when the Corporation established a $21,000,000 reserve to remediate the property. Costs for operating and maintaining this site totaled $546,000 in 2001, $490,000 in 2000 and $563,000 in 1999, all of which have been charged against the previously established reserve. Even though this property was sold in December 2001 (see
Note 3), the Corporation remains responsible for the completion of this on-going remediation post-sale.

The Corporation has previously filed lawsuits against several insurance carriers seeking recovery for environmental costs. The Corporation settled with one carrier in 1998 and two carriers in 1999. During 2000, the Corporation settled with the remaining carriers.

The Corporation has been named as a potentially responsible party, as have many other corporations and municipalities, in a number of environmental clean-up sites. The Corporation continues to make progress in resolving these claims through settlement discussions and payments from established reserves. Significant sites remaining open at the end of the year are: Caldwell Trucking landfill superfund site, Fairfield, New Jersey; Sharkey landfill superfund site, Parsippany, New Jersey; Pfohl Brothers landfill site, Cheektowaga, New York; Amenia landfill site, Amenia, New York; and Chemsol, Inc. superfund site, Piscataway, New Jersey. The Corporation believes that the outcome for any of these remaining sites will not have a materially adverse effect on the Corporation's results of operations or financial condition.

The noncurrent environmental obligation at December 31, 2001 was $9,525,000 compared to $9,925,000 at December 31, 2000 and is included in other liabilities on the Consolidated Balance Sheet.

14. Pension and Other Postretirement Benefit Plans

The Corporation maintains a noncontributory defined benefit pension plan covering substantially all employees. The Curtiss-Wright Retirement Plan ("Plan") formula for nonunion employees is based on years of credited service and the five highest consecutive years' compensation during the last ten years of service and a "cash balance" benefit. Union employees who have negotiated a benefit under this Plan are entitled to a benefit based on years of service multiplied by a monthly pension rate. Employees are eligible to participate in this Plan after one year of service and are vested after five years of service. At December 31, 2001 and December 31, 2000, the Corporation had prepaid pension costs of $70,796,000 and $59,765,000, respectively, under this Plan. At December 31, 2001, approximately 36% of the Plan's assets are invested in debt securities, including a portion in U.S. Government issues. Approximately 64% of Plan assets are invested in equity securities.

The Corporation also maintains a nonqualified Restoration Plan covering those employees whose compensation or benefits exceeds the IRS limitation for pension benefits. Benefits under this Plan are not funded and as such, the Corporation had an accrued pension liability of $1,139,000 and $1,226,000 at December 31, 2001 and 2000, respectively. In addition, the Corporation had foreign pension costs under retirement plans of $975,000, $864,000 and $734,000 in 2001, 2000 and 1999, respectively.

The Corporation also provides postretirement health benefits to certain employees.


                                              39_CURTISS-WRIGHT AND SUBSIDIARIES

=====================================================================================================
                                                           Pension Benefits   Postretirement Benefits
-----------------------------------------------------------------------------------------------------
(In thousands)                                          2001           2000         2001         2000
-----------------------------------------------------------------------------------------------------
Change in Benefit Obligation:
Benefit obligation at beginning of year            $ 103,427      $ 106,965      $ 2,027      $ 3,955
Service cost                                           4,740          4,803          112          118
Interest cost                                          7,113          7,256          126          181
Plan participants' contributions                          --             --           33          158
Actuarial (gain) loss                                     (4)         2,022         (217)        (168)
Benefits paid                                        (11,932)       (17,619)         (91)        (280)
Change due to curtailment of benefits                     --             --           --       (1,937)
-----------------------------------------------------------------------------------------------------
Benefit obligation at end of year                    103,344        103,427        1,990        2,027
=====================================================================================================

Change in Plan Assets:
Fair value of plan assets at beginning of year       252,682        237,813           --           --
Actual return on plan assets                         (23,882)        30,107           --           --
Employer contribution                                     76          2,381           58          122
Plan participants' contribution                           --             --           34          158
Benefits paid                                        (11,932)       (17,619)         (92)        (280)
-----------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year             216,944        252,682           --           --
=====================================================================================================
Funded status                                        113,601        149,255       (1,990)      (2,027)
Unrecognized net actuarial gain                      (44,220)       (88,765)      (2,548)      (2,532)
Unrecognized transition obligation                       (18)        (2,206)          --           --
Unrecognized prior service costs                         294            255         (797)        (920)
-----------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit costs                    $  69,657      $  58,539      $(5,335)     $(5,479)
=====================================================================================================
Components of Net Periodic
  Benefit Cost (Revenue):
Service cost                                       $   4,740      $   4,803      $   112      $   118
Interest cost                                          7,113          7,256          126          181
Expected return on plan assets                       (18,089)       (16,973)          --           --
Amortization of prior service cost                       (40)           (36)        (123)        (123)
Amortization of transition obligation                 (2,188)        (2,188)          --           --
Recognized net actuarial gain                         (2,578)        (2,090)        (200)        (200)
Benefit cost reduction due to curtailment                 --             --           --       (2,890)


Cost of settlement                                        --          1,415           --           --
-----------------------------------------------------------------------------------------------------
Net periodic benefit revenue                       $ (11,042)     $  (7,813)     $   (85)     $(2,914)
=====================================================================================================
Weighted-average assumptions as of December 31:
Discount rate                                           7.00%          7.00%        7.00%        7.00%
Expected return on plan assets                          8.50%          8.50%          --           --
Rate of compensation increase                           4.50%          4.50%          --           --
=====================================================================================================


40_CURTISS-WRIGHT AND SUBSIDIARIES

For measurement purposes, a 7.46% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease gradually to 5.50% over the next seven years and remaining at that level thereafter.

Effect of change in health care cost trend on:

===============================================================================
(In thousands)                                     1% Increase      1% Decrease
-------------------------------------------------------------------------------
Total service and interest
  cost components                                         $ 37            $ (31)
Postretirement benefit obligation                         $259            $(218)
===============================================================================

The Corporation discontinued postretirement medical coverage for former employees of its Fairfield, NJ plant due to its closure, which resulted in income of $2,890,000 in 2000.

15. Leases

Buildings and Improvements Leased to Others. The Corporation leases certain of its buildings and related improvements to outside parties under noncancelable operating leases. Cost and accumulated depreciation of the leased buildings and improvements at December 31, 2001, were $7,301,000 and $4,989,000, respectively, and at December 31, 2000, were $49,575,000 and $44,166,000, respectively. On December 20, 2001, the Corporation sold its Wood-Ridge Business Complex (see
Note 3). As a result of this sale, the Corporation will no longer report net rental income from this property, which amounted to approximately $3,400,000 in 2001.

Facilities and Equipment Leased from Others. The Corporation conducts a portion of its operations from leased facilities, which include manufacturing and service facilities, administrative offices and warehouses. In addition, the Corporation leases automobiles, machinery and office equipment under operating leases. Rental expenses for all operating leases amounted to approximately $4,908,000 in 2001, $4,273,000 in 2000 and $2,770,000 in 1999.

At December 31, 2001, the approximate future minimum rental income and commitments under operating leases that have initial or remaining noncancelable lease terms in excess of one year are as follows:

================================================================================
                                                    Rental                Rental
(In thousands)                                      Income            Commitment
--------------------------------------------------------------------------------
2002                                               $   220               $ 6,223
2003                                                   120                 5,565
2004                                                   120                 3,803
2005                                                   120                 2,583
2006                                                   120                 1,465
2007 and beyond                                      8,400                 1,839
--------------------------------------------------------------------------------
                                                   $ 9,100               $21,478
================================================================================

16. Industry Segments

The Corporation manages and evaluates its operations in three reportable segments: Motion Control, Metal Treatment and Flow Control. The operating segments are managed separately because each offers different products and serves different markets. The principal products and major markets of the three operating segments are described in the beginning of this Annual Report.

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

The Corporation had one commercial customer in the Motion Control segment that accounted for 13% of consolidated revenue in 2001, 13% in 2000 and 14% in 1999.


                                              41_CURTISS-WRIGHT AND SUBSIDIARIES

Consolidated Industry Segment Information:

============================================================================================================================
                                          Motion         Metal        Flow         Segment        Corporate     Consolidated
(In thousands)                           Control(1)  Treatment     Control           Total          & Other(2)         Total
----------------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 2001:
Revenue from external customers         $137,103      $107,807    $ 98,257        $343,167        $      --         $343,167
Intersegment revenues                         --           446          --             446               --              446
Operating income                          19,219        19,513      10,703          49,435           (2,277)          47,158
Depreciation and amortization expense      4,270         5,519       4,279          14,068              666           14,734
Segment assets                           152,962        95,945     108,689         357,596          142,832          500,428
Expenditures for long-lived assets         6,306        10,856       1,943          19,105              249           19,354
============================================================================================================================
Year Ended December 31, 2000:
Revenue from external customers         $126,771      $105,318    $ 97,486        $329,575        $      --         $329,575
Intersegment revenues                         --           508          --             508               --              508
Operating income                          15,383        23,502      10,276          49,161            3,024           52,185
Depreciation and amortization expense      4,086         5,031       4,124          13,241            1,105           14,346
Segment assets                            96,955        84,538      82,670         264,163          145,253          409,416
Expenditures for long-lived assets         1,776         5,451       1,826           9,053              453            9,506
============================================================================================================================
Year Ended December 31, 1999:
Revenue from external customers         $124,155      $104,143    $ 64,965        $293,263        $      --         $293,263
Intersegment revenues                         --           337          --             337               --              337
Operating income                           8,667        23,551       6,082          38,300           12,857           51,157
Depreciation and amortization expense      5,056         4,407       2,355          11,818            1,046           12,864
Segment assets                           112,943        83,350      95,214         291,507           95,619          387,126
Expenditures for long-lived assets         3,433        14,530       1,543          19,506              377           19,883
============================================================================================================================

(1) Operating income for the Motion Control segment includes consolidation costs for the relocation of operations in the amount of $3.8 million for 1999.

(2) Operating (loss) income for Corporate and other includes $1.5 million for recapitalization costs and $0.2 million for environmental costs in 2001; $2.8 million gain for the curtailment of postretirement benefits and $1.9 million net environmental recoveries, offset by accrued postemployment cost of $0.7 million in 2000; and $12.4 million in insurance settlements, net of related expenses in 1999.


42_CURTISS-WRIGHT AND SUBSIDIARIES

Reconciliations:

========================================================================================
For the years ended December 31, (In thousands)         2001          2000          1999
----------------------------------------------------------------------------------------
Revenues:
Total segment revenue                              $ 343,167     $ 329,575     $ 293,263
Intersegment revenue                                     446           508           337
Elimination of intersegment revenue                     (446)         (508)         (337)
----------------------------------------------------------------------------------------
  Total consolidated revenues                      $ 343,167     $ 329,575     $ 293,263
========================================================================================
Earnings before taxes:
Total segment operating income                     $  49,435     $  49,161     $  38,300
Insurance settlements, net                                --         3,041        11,683
Corporate and other                                   (2,277)          (17)        1,174
Investment income, net                                 2,599         2,862         2,295
Rental income, net                                     3,312         3,638         4,580
Pension income, net                                   11,042         7,813         6,574
Other income (expense), net                           39,266         1,216            (8)
Interest expense                                      (1,180)       (1,743)       (1,289)
----------------------------------------------------------------------------------------
  Total consolidated earnings before tax           $ 102,197     $  65,971     $  63,309
========================================================================================
Assets:
Total assets for reportable segments               $ 357,596     $ 264,163     $ 291,507

Short-term investments                                41,658        62,766        25,560
Pension assets                                        70,796        59,765        50,447
Other assets                                          30,418        22,801        19,652
Elimination of intersegment receivables                  (40)          (79)          (40)
----------------------------------------------------------------------------------------
Total consolidated assets                          $ 500,428     $ 409,416     $ 387,126
========================================================================================

=======================================================================================================================
December 31, (In thousands)              2001                            2000                            1999
-----------------------------------------------------------------------------------------------------------------------
                                             Long-Lived                      Long-Lived                      Long-Lived
                               Revenues(1)       Assets        Revenues(1)       Assets        Revenues(1)       Assets
-----------------------------------------------------------------------------------------------------------------------
Geographic Information:
United States                  $257,208        $189,508        $213,343        $214,250        $200,253        $209,370
United Kingdom                   31,340          23,047          32,133          22,666          29,762          20,986
Other foreign countries          54,619          13,880          84,099          13,738          63,248          11,644
-----------------------------------------------------------------------------------------------------------------------
Consolidated total             $343,167        $226,435        $329,575        $250,654        $293,263        $242,000
=======================================================================================================================

(1) Revenues are attributed to countries based on the location of the customer.


                                             43_CURTISS-WRIGHT AND SUBSIDIARIES

17. Contingencies and Commitments

The Corporation's Drive Technology (Drive Technology) subsidiary located in Switzerland entered into a sales agreement with the Spanish Ministry of Defense which contained an offset obligation for the purchase of approximately 24 million Swiss francs of product from Spanish suppliers over a seven-year period which began in 1999. The offset obligation contains two interim milestones, which if not met, could increase the total obligation by 10% per milestone. The first milestone occurred in February 2001 and was met. The next milestone occurs in February 2003. During 2001, the Corporation accrued 600,000 Swiss francs (approximately $361,000) in noncurrent liabilities as a contingency against not achieving this milestone and/or compliance with the remainder of this agreement.

Drive Technology also entered into a sales agreement with the Austrian Defense Ministry which contained an offset obligation for the purchase of approximately
18.5 million Swiss francs of product from Austrian suppliers through May 2007. This agreement contains no milestones but there are penalty provisions for up to 5% of the unfulfilled amount. During 2001, the Corporation has accrued approximately 154,000 Swiss francs ($93,000) in noncurrent liabilities as a contingency against noncompliance with the purchase obligations of this agreement.

Consistent with other entities its size, the Corporation is party to several legal actions and claims, none of which individually or in the aggregate, in the opinion of management, are expected to have a material adverse effect on the Corporation's results of operations or financial position.

18. Subsequent Events

Acquisitions

On February 20, 2002, the Corporation entered into an agreement with Spirent Plc. ("Spirent") to acquire all of the outstanding shares of Penny and Giles Controls Ltd., Penny and Giles Controls Inc., Penny and Giles Aerospace Ltd. (collectively "Penny and Giles"), substantially all of the assets of Autronics Corporation ("Autronics"), and the assets of Penny & Giles International Plc. devoted to its aerospace component business. The purchase price of the acquisition, subject to adjustment as provided for in the Share and Asset Purchase Agreement (the "Agreement"), is $60 million in cash and the assumption of certain liabilities. The purchase price was determined as a result of arm's length negotiations between senior management of the Corporation and Spirent. Management's intention is to fund approximately half of the purchase price from credit available under the Corporation's Revolving Credit facility.

Penny and Giles is a leading designer and manufacturer of proprietary position sensors and control hardware for both military and commercial aerospace applications and industrial markets. Autronics is a leading provider of aerospace fire detection and suppression control systems, power conversion products and control electronics.

The acquired business units, located in Wales, England, Germany and the United States, are intended to operate as part of the motion control segment within Curtiss-Wright Flight Systems, Inc., a wholly-owned subsidiary of the Corporation. All of the acquired business units will operate in their existing location, with their existing management team and current employee workforce. Certain of the assets acquired constitute equipment and other physical property, particularly furniture, fixtures and leasehold improvements. The Corporation intends to continue the use of these assets in substantially the same manner as previously conducted.


44_CURTISS-WRIGHT AND SUBSIDIARIES

CORPORATE DIRECTORY

Directors

Martin R. Benante
Chairman and Chief Executive Officer

Admiral James B. Busey IV
Admiral, U.S. Navy (Ret.)
Director, Mitre Corporation
Director, Texas Instruments, Inc.
Former President and Chief Executive Officer of AFCEA International Aviation Safety and Security Consultant

S. Marce Fuller
President and Chief Executive Officer of Mirant Corporation, Inc. (formerly known as Southern Energy, Inc.)

David Lasky
Former Chairman and Chief Executive Officer of Curtiss-Wright Corporation

William B. Mitchell
Director, Mitre Corporation
Former Vice-Chairman of Texas Instruments Inc.

John R. Meyers
Chairman of Tru-Circle Corporation
Director, Iomega Corporation
Management Consultant
Former Chairman of the Board of Garrett Aviation Services

Dr. William W. Sihler
Ronald E. Trzcinski Professor of Business Administration
Darden Graduate School of Business Administration
University of Virginia

J. McLain Stewart
Director, McKinsey & Co. Management Consultants

Officers

Martin R. Benante
Chairman and Chief Executive Officer

Gerald Nachman
Executive Vice President

Joseph Napoleon
Executive Vice President

George J. Yohrling
Executive Vice President

Michael J. Denton
Secretary and General Counsel

Gary J. Benschip
Treasurer

Glenn E. Tynan
Controller

Paul J. Ferdenzi
Assistant Secretary

Kevin M. McClurg
Acting Assistant Controller


                                            45_CURTISS-WRIGHT AND SUBSIDIARIES

CORPORATE INFORMATION

Corporate Headquarters

1200 Wall Street West, Lyndhurst, New Jersey 07071
tel (201) 896-8400  fax (201) 438-5680

Annual Meeting

The 2002 annual meeting of stockholders will be held on April 26, 2002, at 2:00 p.m., at the Renaissance Meadowlands Hotel, 801 Rutherford Avenue, Rutherford, New Jersey.

Stock Exchange Listing

The Corporation's common and Class B stock is listed and traded on the New York Stock Exchange. The stock transfer symbol for the common stock is CW, the symbol for the Class B is CW.B.

Common Shareholders

As of December 31, 2001, the approximate number of holders of record of common stock, par value $1.00 per share, of the Corporation was 3,395. The approximate number of holders of record of Class B stock, par value $1.00 per share, of the Corporation was 6,503.

Stock Transfer Agent and Registrar

For services such as changes of address, replacement of lost certificates or dividend checks, and changes in registered ownership, or for inquiries as to account status, write to American Stock Transfer & Trust Company at 59 Maiden Lane, New York, New York 10038.

Please include your name, address, and telephone number with all correspondence. Telephone inquiries may be made to (800) 416-3743. Foreign (212) 936-5100. Internet inquiries should be addressed to http://www.amstock.com.
Hearing-impaired shareholders are invited to log on to the website and select the Live Chat option.

Direct Stock Purchase Plan/Dividend Reinvestment Plan

A plan is available to purchase or sell shares of Curtiss-Wright that provides a low cost alternative to the traditional methods of buying, holding and selling stock. The plan also provides for the automatic reinvestment of Curtiss-Wright dividends. For more information contact our transfer agent, American Stock Transfer & Trust Company toll-free at (877) 854-0844.

Investor Information

Investors, stockbrokers, security analysts, and others seeking information about Curtiss-Wright Corporation should contact Gary J. Benschip, Treasurer, at the Corporate Headquarters; telephone (201) 896-1751.

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

Stock Price Range

================================================================================
                                                    2001                    2000
--------------------------------------------------------------------------------
Common                                  High         Low        High         Low
--------------------------------------------------------------------------------
First Quarter                       $51.6250    $45.6000    $40.3125    $35.0000
Second Quarter                       53.7000     44.6500     39.8750     33.4375
Third Quarter                        52.9500     39.8200     48.3750     36.5000
Fourth Quarter                       50.7000     41.1000     51.1250     43.3750
================================================================================
                                                    2001                    2000
--------------------------------------------------------------------------------
Class B                                 High         Low        High         Low
--------------------------------------------------------------------------------
First Quarter                             --          --          --          --
Second Quarter                            --          --          --          --
Third Quarter                             --          --          --          --
Fourth Quarter                      $46.4000    $39.6000          --          --
--------------------------------------------------------------------------------

Dividends

================================================================================
Common                                                        2001          2000
--------------------------------------------------------------------------------
First Quarter                                              $0.1300       $0.1300
Second Quarter                                              0.1300       $0.1300

Third Quarter                                               0.1300       $0.1300
Fourth Quarter                                              0.1500       $0.1300
================================================================================
Class B                                                       2001          2000
--------------------------------------------------------------------------------
First Quarter                                                   --            --
Second Quarter                                                  --            --
Third Quarter                                                   --            --
Fourth Quarter                                             $0.1500            --
================================================================================


46_CURTISS-WRIGHT AND SUBSIDIARIES

[LOGO]
CURTISS
WRIGHT

Curtiss-Wright Corporation
1200 Wall Street West
Lyndhurst, New Jersey 07071

www.curtisswright.com

            CW
          Listed
        [LOGO] NYSE
THE NEW YORK STOCK EXCHANGE