Form 10-K, Exhibit 13
period 2002-12-31
CURTISS WRIGHT CORP
filed 2003-03-31
CIK 26324

                                  AT A GLANCE

Curtiss-Wright operates across three business segments giving us diversification and balance. We provide highly engineered products and services to a number of global markets and pride ourselves in the strong customer relationships that have been developed over the years.

--------------------------------------------------------------------------------
MOTION CONTROL
--------------------------------------------------------------------------------

Products and Services

  Secondary flight control actuation systems and electromechanical trim actuators
  Weapons bay door actuation systems
  Integrated mission management and flight control computers
  Digital electromechanical aiming and stabilization systems
  Hydropneumatic suspension systems
  Electromechanical tilting systems for high speed trains
  Fire control, sight head, and environmental control processors for military ground vehicles
  Position sensors
  Fire detection and suppression control systems
  Power conversion products
  Control electronics
  Component overhaul and logistics support services

Major Markets

  Commercial jet transports
  Business/regional jets
  Military transport and fighter aircraft
  Ground defense vehicles
  Unmanned aerial vehicles
  Automated industrial equipment
  High speed trains
  Marine propulsion
  Space programs
  Security systems

--------------------------------------------------------------------------------
FLOW CONTROL
--------------------------------------------------------------------------------

Products and Services

  Military and commercial nuclear/non-nuclear valves
  (globe, gate, control, safety, solenoid, relief)
  Steam generator control equipment
  Reactor plant control equipment
  Advanced hydraulic systems
  Air driven fluid pumps
  Pumps, turbine motors and generators
  Engineering, inspection, and testing services

Major Markets

  Navy programs (nuclear and non-nuclear)
  Power generation (nuclear and fossil)
  Processing industry
  Oil and gas refining
  Petrochemical/chemical
  Natural gas production and transmission
  Pharmaceutical
  Pulp and paper
  Automotive/truck

--------------------------------------------------------------------------------
METAL TREATMENT
--------------------------------------------------------------------------------

Products and Services

  Shot-peening
  Shot-peen forming
  Lasershot-peening
  Heat treating
  Plating
  Reed valve manufacturing
  Chemical milling
  Anodizing
  Engineering/test and field services

Major Markets

  Commercial jet transports
  Business/regional jets
  Automotive
  Metalworking
  Oil and gas exploration
  Power generation
  Agricultural equipment
  Construction and mining equipment

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

==================================================================================================
(In thousands, except per share data)            First        Second          Third         Fourth
--------------------------------------------------------------------------------------------------
2002

Net sales                                  $    97,787   $   121,777    $   119,641    $   174,073
Gross profit                                    36,155        43,699         41,199         55,033
Net earnings                                     9,316        10,816         11,312         13,692
Earnings per share:
  Basic earnings per share                 $       .92   $      1.06    $      1.10    $      1.34
  Diluted earnings per share               $       .90   $      1.03    $      1.08    $      1.31
Dividends per share                        $       .15   $       .15    $       .15    $       .15

--------------------------------------------------------------------------------------------------

2001

Net sales                                  $    79,917   $    86,604    $    79,420    $    97,226
Gross profit                                    30,011        32,837         30,187         34,782
Net earnings                                     9,219        10,465          8,723         34,473
Earnings per share:
  Basic earnings per share                 $       .92   $      1.04    $       .87    $      3.42
  Diluted earnings per share               $       .90   $      1.02    $       .85    $      3.37
Dividends per share                        $       .13   $       .13    $       .13    $       .15

CONSOLIDATED SELECTED FINANCIAL DATA

========================================================================================================
(In thousands, except per share data)               2002        2001        2000        1999        1998
--------------------------------------------------------------------------------------------------------
Net sales                                       $513,278    $343,167    $329,575    $293,263    $249,413
Net earnings                                      45,136      62,880      41,074      39,045      29,053
Total assets                                     812,924     500,428     409,416     387,126     352,740
Long-term debt                                   119,041      21,361      24,730      34,171      20,162
Basic earnings per share                        $   4.43    $   6.25    $   4.10    $   3.86    $   2.85
Diluted earnings per share                      $   4.33    $   6.14    $   4.03    $   3.82    $   2.82
Cash dividends per share                        $    .60    $    .54    $    .52    $    .52    $    .52

See notes to consolidated financial statements for additional financial information.

FORWARD-LOOKING STATEMENTS

This Annual Report contains not only historical information but also forward-looking statements regarding expectations for future company performance. Forward-looking statements involve risk and uncertainty. Please refer to the Corporation's 2002 Annual Report on Form 10-K for a discussion relating to forward-looking statements contained in this Annual Report and factors that could cause future results to differ from current expectations.


20 CURTISS-WRIGHT AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations:

Curtiss-Wright Corporation recorded consolidated net sales of $513.3 million and net earnings of $45.1 million, or $4.33 per diluted share, for the year ended December 31, 2002. Sales for the current year increased 50% over 2001 sales of $343.2 million, and 56% over 2000 sales of $329.6 million. Net earnings for 2002 decreased 28% from prior year net earnings of $62.9 million, or $6.14 per diluted share, and increased 10% from net earnings of 2000, which totaled $41.1 million, or $4.03 per diluted share. However, net earnings for all three years include several items, which the Corporation's management believes are nonrecurring and impact a year-to-year comparison. The following table depicts the Corporation's "normalized" results, which the Corporation believes presents a clearer picture of after-tax performance. The table is not based on accounting principles generally accepted in the United States of America, but is provided to explain the impact of certain items in a way that is commonly used by investors and financial analysts to analyze and compare companies. This schedule may not be comparable to similarly titled financial measures of other companies, does not represent alternative measures of the Corporation's cash flows or operating income, and should not be considered in isolation or as an alternative for measures of performance presented in accordance with generally accepted accounting principles.

NORMALIZED NET EARNINGS:
(Unaudited)

===============================================================================
(In thousands, except per share figures)         2002         2001         2000
-------------------------------------------------------------------------------
GAAP net earnings                            $ 45,136     $ 62,880     $ 41,074
Postretirement and post-
  employment adjustments, net                    (986)          --       (1,336)
IRS refund due                                   (934)          --           --
Release of indemnification reserve               (801)          --           --
Legal settlement                                 (616)          --           --
Gain on sale of real property                    (435)     (22,999)        (894)
Net nonrecurring benefit gain                      --         (748)          --
Facility consolidation costs                      278           --           50
Recapitalization costs                             --        1,500          910
Environmental insurance
  settlements, net                                 --           --       (1,894)
Normalized net earnings                      $ 41,642     $ 40,633     $ 37,910
-------------------------------------------------------------------------------
Normalized net earnings
  per diluted share                          $   3.99     $   3.97     $   3.72
================================================================================

Postretirement and Postemployment Adjustments

In 2002, the Corporation recognized a net after-tax gain of $1.0 million related to the reallocation of postretirement medical benefits for certain active employees to our pension plan. In 2000, the Corporation recognized a reduction in general and administrative expenses related to the curtailment of postretirement benefits associated with the closing of the Fairfield, New Jersey facility, partially offset by the recognition of other postemployment costs. Further information on retirement plans is contained in Note 17 to the Consolidated Financial Statements.

IRS Refund

In 2002, the Corporation recognized an IRS refund due of $0.9 million related to research and development credits from prior years.

Release of Indemnification Reserve

In 2002, the Corporation released a reserve associated with an indemnification provided to the purchaser of the Corporation's Wood-Ridge Business Complex that was no longer required.

Legal Settlement

In 2002, the Corporation recorded a net settlement from a lawsuit, whereby the Corporation was awarded damages associated with our Wood-Ridge Business Complex facility.

Sale of Real Property

In 2002, the Corporation sold land, which resulted in a net after-tax gain of $0.3 million, and sold other property, which resulted in a net after-tax gain of $0.1 million. In 2001, the Corporation sold its Wood-Ridge Business Complex, which resulted in a net after-tax gain of $23.0 million. In 2000, the Corporation recorded a net after-tax gain of $0.9 million on the sale of a nonoperating Metal Treatment facility located in Chester, England.

Net Nonrecurring Benefit Gain

During 2001, the Corporation recorded a pre-tax gain of approximately $3 million ($1.8 million after-tax) resulting from a nonrecurring benefit related issue. Offsetting this gain were nonrecurring charges for employee benefit related expenses of $1.8 million pre-tax ($1.1 million after-tax). Further information on these transactions is contained later in this section--see "Corporate and Other Expenses."

Facility Consolidation Costs

In 2002, the Corporation incurred costs associated with the relocation of a Metal Treatment facility.

Recapitalization Costs

During 2000 and 2001, the Corporation incurred costs related to a recapitalization of its stock. Further information on this transaction is contained later in this section--see "Recapitalization."

Environmental Insurance Settlements

The Corporation had previously filed lawsuits against several insurance carriers seeking recovery for environmental costs and reached settlements with the remaining carriers in 2000. The amount reported above is a recovery, net of associated expenses and additional expenses related to ongoing environmental liabilities of the Corporation. Further information on environmental costs is contained in Note 16 to the Consolidated Financial Statements.
--------------------------------------------------------------------------------

Excluding these nonrecurring items, "normalized" net earnings for 2002 of $41.6 million, were 2% higher than "normalized" net earnings of $40.6 million for 2001 and 10% higher than "normalized" net earnings of $37.9 million for 2000. Normalized net earnings per diluted share for 2002 were $3.99, 1% higher than the $3.97 earnings per diluted share for 2001, and 7% higher than 2000. Excluding the facility consolidation costs, "normalized" operating income from the Corporation's three operating segments totaled $65.1 million for 2002, a 32% increase over "normalized" operating income from the three operating segments of $49.4 million and $49.2 million in 2001 and 2000, respectively.

The improvement in financial results comparing 2002 to 2001 largely reflects the contributions of recent acquisitions made by the Corporation. See Note 2 to the Consolidated Financial Statements for further information regarding acquisitions. Sales and operating income in 2002 of the businesses acquired in 2002 and the fourth quarter of 2001 were $181.8 million and $19.7 million, respectively. Including


                                              CURTISS-WRIGHT AND SUBSIDIARIES 21
the six businesses acquired in 2002, the Corporation has acquired nineteen new businesses since 1998. In addition to the contribution of the new acquisitions, 2002 benefited from stronger military aerospace sales and higher sales of flow control products to the commercial nuclear power generation markets, nuclear naval programs, and the heavy truck OEM market. These increases were offset by significant decreases in the sales of commercial aerospace OEM products, aerospace overhaul and repair services, and shot-peening services.

Foreign currency translation had a favorable impact on sales and operating income. Comparing this year's results to those of the prior year, the fluctuation in foreign currency rates positively impacted sales by $3.2 million and operating income by $0.7 million. In addition, with the implementation of Statement of Financial Accounting Standards ("SFAS") No. 142, the Corporation eliminated the amortization of goodwill effective January 1, 2002, which totaled $1.8 million in both 2001 and 2000. See Note 9 to the Consolidated Financial Statements for proforma results relative to the effect of goodwill amortization.

Improvements in 2001 from 2000 reflect the contributions of the 2001 acquisitions made by the Corporation. In addition, higher sales of aerospace OEM products, products to the oil and gas markets, and shot-peening services were offset by lower volume in our aerospace overhaul and repair services and our automotive-related businesses.

Backlog at December 31, 2002 is $478.5 million compared with $242.3 million at December 31, 2001 and $182.6 million at December 31, 2000. Acquisitions made during 2002 represented $246.9 million of the backlog at December 31, 2002. New orders received in 2002 totaled $478.2 million, which represents a 46% increase over 2001 new orders of $326.5 million and a 60% increase over new orders received in 2000. Acquisitions made during 2002 contributed $67.6 million to new orders received in 2002. It should be noted that metal treatment services, repair and overhaul services, and after-market sales, which represent approximately 27% of the Corporation's total sales for 2002, are sold with very modest lead times. Accordingly, the backlog for these businesses is less of an indication of future sales than the backlog of the majority of the products and services of the Motion Control and Flow Control segments, in which a significant portion of sales are derived from long-term contracts.

Segment Performance

The Corporation manages and evaluates its operations based on the products and services it offers and the different markets it serves. Based on this approach, the Corporation has three reportable segments: Motion Control, Flow Control, and Metal Treatment. The Motion Control segment primarily designs, develops, and manufactures high performance mechanical systems, drive systems, and electronic controls and sensors for the aerospace and defense industries. The Flow Control segment primarily designs, manufactures, distributes, and services a broad range of highly engineered flow control products for severe service military and commercial applications. Metal Treatment provides approximately 50 metal-treating services, with its principal services being "shot-peening" and "heat-treating." The segment provides these services for a broad spectrum of customers in various industries, including aerospace, automotive, construction equipment, oil, petrochemical and metal working. See Note 19 to the Consolidated Financial Statements for further information.

MOTION CONTROL

The Corporation's Motion Control segment reported sales of $233.4 million for 2002, a 70% increase over 2001 sales of $137.1 million. The higher sales largely reflect the acquisition of Penny & Giles ("P&G") and Autronics ("Autronics") in April 2002, and the full year contributions of the November 2001 acquisitions of Lau Defense Systems ("LDS") and Vista Controls ("Vista"). The 2002 sales associated with these acquisitions amounted to $110.3 million. Base business sales declined due to lower volume associated with the overhaul and repair services provided to the global airline industry, lower commercial aircraft production by Boeing, and a slight drop in our global ground defense business. The softening in the demand for the commercial aerospace business and related services, which began in 2001, has continued through 2002. These declines were partially offset by stronger military sales resulting from increased shipments for the F-22 program and F-16 spares. In addition, foreign currency translation favorably impacted sales in 2002 from 2001. Operating income for 2002 increased 54% over the prior year. Excluding acquisitions, the operating income from the base businesses increased 2% in 2002 due to the stronger margins from both the aerospace and land-based defense businesses. These improvements were mostly offset by declines in our commercial aerospace business. The operating margins of our overhaul and repair business were flat compared to the prior year, despite the lower demand from commercial airlines. Foreign currency translation favorably impacted 2002 operating income by approximately $0.3 million. In addition, the elimination of goodwill amortization, which totaled $0.6 million in 2001, also favorably impacted the 2002 results.

Motion Control segment sales for 2001 were 8% above 2000 sales of $126.8 million. The higher sales largely reflect the acquisitions of LDS and Vista and increased revenue at the segment's land-based defense business in Europe. The 2001 sales from the LDS and Vista acquisitions amounted to $9.6 million. Also affecting 2001 sales were lower aerospace repair and overhaul services compared to the prior year. The softening in the demand for these services was exacerbated by the impact of the events of September 11th. This decline was offset by higher shipments of 737 and F-22 OEM products and strong growth in the global ground defense business as compared to the prior year. In addition, foreign currency translation adversely impacted sales in 2001 from 2000. Operating income for 2001 increased 25% over the prior year. Excluding acquisitions, this increase was 20% due mainly


22 CURTISS-WRIGHT AND SUBSIDIARIES
to profit improvements in aerospace OEM products generated by the consolidation of production facilities combined with an improved cost structure. These improvements have more than offset the decline in operating income realized in the repair and overhaul business resulting primarily from lower sales volume. Foreign currency translation also had a $0.1 million negative impact on 2001 operating income.

Backlog at December 31, 2002 is $173.2 million compared with $167.5 million at December 31, 2001 and $129.0 million at December 31, 2000. Acquisitions made during 2002 represented $35.5 million of the backlog at December 31, 2002. New orders received in 2002 totaled $203.3 million, which represents a 70% increase over 2001 new orders of $119.4 million and a 82% increase over new orders received in 2000. The increase is mainly due to the recent acquisitions.

FLOW CONTROL

The Corporation's Flow Control segment reported sales of $172.5 million for 2002, a 76% increase over 2001 sales of $98.3 million. The higher sales largely reflect the acquisitions of the Electro-Mechanical Division of Westinghouse Government Services Company ("EMD") and TAPCO International, Inc. ("TAPCO") in the fourth quarter of 2002 and the full year contributions of the acquisitions of Solent & Pratt Ltd., Peerless Instruments, Inc. and, Deltavalve USA, LLC completed in 2001. The 2002 sales from these acquisitions amounted to $72.9 million. The base business also improved largely due to stronger sales of nuclear products to the U.S. Navy and power generation markets, higher sales to the heavy truck OEM markets, and solid sales to our European valve markets. Sales of the valve products to the petrochemical and oil and gas markets were essentially flat with the prior year. In addition, foreign currency translation favorably impacted sales in 2002 from 2001. Operating income for the year increased by 93% over the prior year. Excluding acquisitions, the operating income from the base business improved 21% due to higher sales volumes, improved margins on flow control products for nuclear applications and heavy truck OEM markets, and overall cost reduction programs. Foreign currency translation had a $0.2 million negative impact on 2002 operating income. In addition, the elimination of goodwill amortization, which totaled $1.0 million in 2001, also favorably impacted the 2002 results.

Flow Control segment sales in 2001 were slightly above sales of $97.5 million for 2000. The 2001 sales included approximately $3.9 million related to three acquisitions made during 2001. The segment also benefited from higher sales to the U.S. Navy and strong demand in the petrochemical and oil and gas markets, primarily for maintenance, repair, and overhaul applications. Offsetting these gains was the significant downturn in the automotive and heavy truck markets and the sale of the segment's hydraulic products distribution business in the third quarter of 2000. Operating income for the year increased by more than 4% even though sales were essentially flat. Excluding the three 2001 acquisitions, the segment's improved costs structures and operating efficiencies resulted in an 8% improvement in 2001 operating income as compared to the prior year. Foreign currency translation also had a $0.1 million negative impact on 2001 operating income.

Backlog at December 31, 2002 is $304.3 million compared with $73.5 million at December 31, 2001 and $52.5 million at December 31, 2000. Acquisitions made during 2002 represented $211.4 million of the backlog at December 31, 2002. New orders received in 2002 totaled $167.9 million, which represents a 69% increase over 2001 new orders of $99.1 million and a 104% increase over new orders received in 2000. The increase is mainly due to the recent acquisitions.

METAL TREATMENT

The Corporation's Metal Treatment segment reported sales of $107.4 million in 2002, essentially flat with the 2001 sales of $107.8 million. The slight decrease resulted from lower shot-peening sales, especially at the European divisions, which were impacted by softness in the aerospace and automotive markets, partially offset by the contribution from the 2002 acquisition in Sweden and sales from our new laser-peening technology. The decline in the shot-peening business was offset by higher heat treating sales resulting from the full year contributions from the two acquisitions made in the fourth quarter of 2001. The valve division improved over last year due to higher sales to automotive and air conditioner compressor customers. In addition, foreign currency translation favorably impacted sales in 2002 from 2001. Operating income for 2002 declined 26% from the prior year due to an unfavorable sales mix, start-up costs at new facilities, and nonrecurring costs associated with the relocation of a shot-peening facility. Foreign currency translation favorably impacted 2002 operating income by approximately $0.6 million. In addition, the elimination of goodwill amortization, which totaled $0.2 million in 2001, also favorably impacted the 2002 results.

Metal Treatment segment sales for 2001 were 2.4% above sales for 2000 of $105.3 million. The slight improvement in 2001 sales resulted from increases in the North American and European shot-peening business, which were largely offset by decreases in the segment's heat-treating operations, particularly those related to the automotive markets served. In addition, foreign currency translation adversely impacted sales in 2001 from 2000. In 2001, operating income was 17% below the prior year due primarily to increased operating costs, which included facility start-up costs associated with acquisitions occurring in late 2000 and 2001, and higher energy costs. Foreign currency translation also had a $0.9 million negative impact on 2001 operating income. The two acquisitions made in 2001 had minimal effect on the segment's sales and operating income.

Backlog at December 31, 2002 is $1.0 million compared with $1.3 million at December 31, 2001 and $1.2 million at December 31, 2000. New orders received in 2002 totaled $107.5 million, which represents a slight decrease from 2001 new orders of $108.2 million and a slight increase over new orders received in 2000.


                                              CURTISS-WRIGHT AND SUBSIDIARIES 23

Corporate and Other Expenses

The Corporation had non-segment operating costs of $2.8 million in 2002. The operating costs consisted mainly of net environmental remediation and administrative expenses of $1.2 million, post employment expenses of $0.6 million, professional consulting costs associated with the integration of the recent acquisitions of $0.5 million, commitment fee expenses associated with the Corporation's prior credit agreements of $0.3 million, insurance costs, charitable contributions, and other administrative expenses. These expenses were partially offset by a net legal settlement, which is described in more detail in the Normalized Net Earnings table.

Included in non-segment operating costs for 2001 is a net nonrecurring benefit gain of $1.2 million, which consists of an approximate $3.0 million gain resulting from the demutualization of an insurance company in which the Corporation was a policyholder, partially offset by $1.8 million of nonrecurring employee benefit related costs which are included in general and administrative expenses in the statement of earnings. Operating costs also include $1.5 million in expenses associated with the Corporation's Recapitalization (see "Recapitalization" later in this section for more information).

Included in non-segment operating income for 2000 is a $2.9 million benefit resulting from the curtailment of postretirement medical coverage for former employees of the Corporation's Fairfield, NJ plant due to its closure in December 1999, offset partially by postemployment expenses related to the retirement of the former Chairman and Chief Executive Officer. Also 2000 results included administrative expenses of approximately $0.9 million associated with the Corporation's recapitalization.

Non-operating Revenues/Expenses

The Corporation recorded non-operating net revenues in 2002 of $11.7 million compared with $56.2 million in 2001 and $15.5 million in 2000. In 2002, the Corporation recorded nonrecurring items, the net effect of which had a favorable pre-tax impact in 2002 of $3.6 million. The items are described in more detail in the Normalized Net Earnings table. Of the $56.2 million generated in 2001, $38.9 million relates to the pre-tax gain resulting from the sale of the Wood-Ridge Business Complex, which is more fully described in Note 3 to the Consolidated Financial Statements.

Net investment income of $0.6 million decreased from the prior year's $2.6 million due to a lower cash position resulting from the funding of acquisitions and lower interest rates. Net non-cash pension income decreased 35% to $7.2 million for 2002 due primarily to lower investment returns on the Corporation's pension assets. The amount recorded as pension income reflects the extent to which the return on plan assets exceeds the cost of providing benefits in the same year, as detailed further in Note 17 to the Consolidated Financial Statements. Based upon current market conditions, the Corporation expects lower pension income in 2003. Rental income in 2002 declined from the previous year due to the sale of our Wood-Ridge rental property in December 2001. Also in 2000, the Corporation sold a non-operating property in Chester, England resulting in a net pre-tax gain of approximately $1.4 million.

Changes in Financial Position:

LIQUIDITY AND CAPITAL RESOURCES

The Corporation's working capital was $137.2 million at December 31, 2002, a decrease of $12.0 million from the working capital at December 31, 2001 of $149.2 million. The ratio of current assets to current liabilities was 1.8 to 1 at December 31, 2002, compared with a ratio of 3.0 to 1 at December 31, 2001. Working capital was significantly impacted by the acquisition of six businesses in 2002, which produced an aggregate cash outflow of $165.8 million. The Corporation's balance of cash and short-term investments totaled $48.0 million at December 31, 2002, a decrease of $19.1 million from the balance at December 31, 2001. In addition to the impact of the six acquisitions completed in 2002, working capital changes were also highlighted by a decrease in income taxes payable of $11.1 million due to the large tax payment related to the gain on the sale of the Wood-Ridge business complex. Excluding the effect of the current year's acquisitions, days sales outstanding at December 31, 2002 decreased to 54 days from 59 days at December 31, 2001 while inventory turnover increased to 5.0 turns at December 31, 2002 versus 4.2 turns at December 31, 2001.

There were a number of transactions, which occurred during 2001 that had a significant impact on the Corporation's working capital. These transactions included the sale of the Wood-Ridge Business Complex for $51.0 million, a $1.75 million reimbursement from Unitrin Inc. ("Unitrin") of previously expended recapitalization costs and the acquisition of seven businesses with an aggregate cash outflow of $64.1 million. As a result, the Corporation's working capital remained relatively flat at December 31, 2001, totaling $149.2 million as compared with $149.8 million at December 31, 2000. The ratio of current assets to current liabilities declined to 3.0 to 1 at December 31, 2001 compared with
3.9 to 1 at the end of 2000. The Corporation's balance of cash and short-term investments totaled $67.2 million at December 31, 2001, a decrease of $4.3 million from the balance at December 31, 2000.

In addition to the impact of the seven acquisitions completed in 2001, working capital changes in 2001 were also highlighted by increases in accounts receivable of $5.8 million and current liabilities of $4.8 million. The increase in income taxes payable of $12.7 million is a result of the gain associated with the sale of the Wood-Ridge Business Complex.

At December 31, 2002, the Corporation had two credit agreements aggregating $225.0 million with a group of eight banks. The Revolving


24 CURTISS-WRIGHT AND SUBSIDIARIES

Credit Agreement offers a maximum of $135.0 million over five years to the Corporation for cash borrowings and letters of credit. The Revolving Credit Agreement expires May 13, 2007, but may be extended annually for successive one-year periods with the consent of the bank group. The Corporation also has in effect a Short-Term Credit Agreement, which allows for cash borrowings up to $90.0 million. The Short-Term Credit Agreement expires May 9, 2003, but may be extended, with the consent of the bank group, for additional periods not to exceed 364 days each. The Corporation expects to extend the Short-Term Agreement in 2003 with the consent of the bank group, however, there can be no assurances that the bank group will approve the extension. Borrowings under these agreements bear interest at a floating rate based on market conditions. In addition, the Corporation's rate of interest and payment of facility fees are dependent on certain financial ratios of the Corporation, as defined in the agreements. As of December 31, 2002, the Corporation pays annual facility fees on the entire commitments of the Revolving Credit Agreement and Short-Term Credit Agreement. The Corporation is required under these agreements to maintain certain financial ratios and meet certain net worth and indebtedness tests. Cash borrowings (excluding letters of credit) under the two credit agreements at December 31, 2002 were $137.5 million compared with cash borrowings of $8.0 million at December 31, 2001 under prior agreements. All outstanding borrowings as of May 13, 2002 under the prior agreements were paid in full through funding from the new agreements. The unused credit available under these agreements at December 31, 2002 was $69.6 million.

Industrial revenue bonds, which are collateralized by real estate, were $13.4 million at December 31, 2002 and December 31, 2001. The loans outstanding under the Revolving Credit Agreement and Industrial Revenue Bonds had variable interest rates averaging 2.32% for 2002 and 3.23% for 2001.

Capital expenditures were $35.0 million in 2002, as compared to $19.4 million spent in 2001 and $9.5 million in 2000. Principal expenditures were for additional facilities and machinery and equipment. Capital expenditures in 2002 included the purchase of a new facility, additional machinery and equipment for start-up operations, and new Enterprise Resource Planning ("ERP") computer systems at two facilities. Capital expenditures in 2001 included the purchase of a new facility and an investment in a new ERP computer system at one of the Corporation's major facilities.

In 2003, capital expenditures are expected to be approximately $50 million due to the full year effect of the 2002 acquisitions and the continued expansion of the segments.

Cash generated from operations and current short-term investment holdings are considered adequate to meet the Corporation's operating cash requirements for the upcoming year, including anticipated debt repayments, planned capital expenditures, dividends, satisfying environmental obligations, and working capital requirements. Undistributed earnings from the Corporation's foreign subsidiaries are considered to be permanently reinvested.

The Corporation has acquired nineteen businesses since 1998 and expects to continue to seek acquisitions that are consistent with its strategy. A combination of cash resources and funds available under the Corporation's Credit Agreements were utilized for the funding of these acquisitions. As noted in Note 2 to the Consolidated Financial Statements, certain acquisition agreements contain contingent purchase price adjustments. Future acquisitions, if any, may be funded through the use of the Corporation's cash and short-term investments, or through additional financing available under the credit agreements, or through new debt facilities.

The following table quantifies our significant future contractual obligations and commercial commitments as of December 31, 2002:

====================================================================================================
                                                                                              2008 &
(In thousands)         Total        2003        2004        2005        2006        2007  Thereafter
----------------------------------------------------------------------------------------------------
Debt                $151,878    $ 32,837    $     --    $     83    $     95    $110,463    $  8,400
Operating leases      47,901       9,110       7,659       6,769       5,540       4,899      13,924
----------------------------------------------------------------------------------------------------
Total               $199,779    $ 41,947    $  7,659    $  6,852    $  5,635    $115,362    $ 22,324
====================================================================================================

RECAPITALIZATION

On October 26, 2001, the Corporation's shareholders approved a recapitalization plan, which enabled Unitrin, Inc. ("Unitrin") to distribute its approximate 44% equity interest in Curtiss-Wright to its shareholders on a tax-free basis.

Under the recapitalization plan, and in order to meet certain tax requirements, Unitrin's approximately 4.4 million shares of the Corporation's common stock were exchanged for an equivalent number of common shares of a new Class B Common Stock of Curtiss-Wright which are entitled to elect 80% of Curtiss-Wright's Board of Directors. After such exchange, Unitrin immediately distributed the Class B shares to its approximately 8,000 registered stockholders in a tax-free distribution. The holders of the outstanding common shares of Curtiss-Wright are entitled to elect up to 20% of the Board of Directors after the distribution. Other than the right to elect Directors, the two classes of stock vote as a single class (except as required by law) and are equal in all other respects. The new Class B Common


                                              CURTISS-WRIGHT AND SUBSIDIARIES 25

Stock was listed on the New York Stock Exchange, effective November 29, 2001.

Under the terms of the recapitalization agreement reached between Unitrin and Curtiss-Wright, Unitrin agreed to reimburse the Corporation for certain costs associated with the recapitalization up to a maximum of $1.75 million. This amount was received subsequent to the recapitalization.

A more thorough description of the transaction is set forth in the Corporation's definitive proxy material filed with the U.S. Securities and Exchange Commission on September 5, 2001.

Critical Accounting Policies

Our consolidated financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operations:

Revenue recognition: The realization of revenue refers to the timing of its recognition in the accounts of the Corporation and is generally considered realized or realizable and earned when the earnings process is substantially complete and all of the following criteria are met: 1) persuasive evidence of an arrangement exists; 2) delivery has occurred or services have been rendered; 3) the Corporation's price to its customer is fixed or determinable; and 4) collectibility is reasonably assured.

The Corporation records sales and related profits on production and service type contracts as units are shipped or as services are rendered. This method is used in our Metal Treatment segment and in some of the business units within the Motion Control and Flow Control segments who serve commercial markets.

For certain contracts that require substantial performance over an extended period before deliveries begin, sales and estimated profits are recorded by applying the percentage-of-completion method of accounting. The percentage-of-completion method of accounting is used primarily on the Corporation's defense contracts and certain long-term commercial contracts. This method recognizes revenue as the contracts progress towards completion. For certain government contracts that contain a significant number of external performance milestones, as defined by the customer, sales are recorded based upon achievement of these external performance milestones. The performance milestone method is an output measure of progress towards completion made in terms of results achieved. For certain fixed price contracts, where none or a limited number of external milestones exist, the cost-to-cost method of accounting is used. Under the cost-to-cost method, sales and profits are recorded based on the ratio of costs incurred to an estimate of total costs at completion.

Application of percentage-of-completion methods of revenue recognition requires the use of reasonable and dependable estimates of the future material, direct labor and overhead costs that will be incurred. Percentage-of-completion method of accounting for long-term contracts requires a disciplined cost estimating system in which all functions of the business are integrally involved. These estimates are determined based upon the industry knowledge and experience of the Corporation's engineers, project managers and financial staff. These estimates are significant and reflect changes in cost and operating performance throughout the contract and could have a significant impact on operating performance.

Under certain commercial contracts that take less than a year to complete and where the contract amount is less than one million dollars, the completed contract method is utilized. Under the completed contract method, revenue and costs are recognized when the Corporation substantially completes work under the contract.

Under the percentage-of-completion and completed contract methods, provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of such losses are determined. Certain contracts contain provisions for the redetermination of price and, as such, management defers revenue from those contracts until such time as the price has been finalized.

Some of the Corporation's customers withhold certain amounts from the billings they receive. These retainages are generally not due until the project has been completed and accepted by the customer.

Inventory: Inventory costs include materials, direct labor, and overhead costs, which are stated at the lower of cost or net realizable value. The Corporation estimates the net realizable value of its inventories and establishes reserves to reduce the carrying amount of these inventories to net realizable value, as necessary. The stated inventory costs are also reflective of the estimates used in applying the percentage-of-completion revenue recognition method.

The Corporation purchases materials for the manufacture of components for sale. The decision to purchase a set quantity of a particular item is influenced by several factors including: current and projected price; future estimated availability; existing and projected contracts to produce certain items; and the estimated needs for its businesses.

For certain of its long-term contracts, the Corporation utilizes progress billings, which represent amounts billed to customers prior to the delivery of goods and services and are a reduction to inventory and receivables. Progress billings are generally based on costs incurred, including direct costs, overhead, and general and administrative costs and are a reduction to inventory.

Pension and other postretirement benefits: The Corporation, in consultation with its actuary, determines the appropriate assumptions for use in determining the liability for future pensions and other postemployment benefits. The most significant of these assumptions include


26 CURTISS-WRIGHT AND SUBSIDIARIES
the number of employees who will receive benefits along with the tenure and salary level of those employees, the expected return on plan assets, the discount rates used on plan obligations, and the trends in health care costs. Changes in these assumptions in future years will have an effect on the Corporation's pension and postretirement costs.

In 2002, the Corporation recognized pension income from the Curtiss-Wright Pension Plan of approximately $7.2 million, as the excess of amounts funded for the pension plan in prior years provided actual and expected earnings that exceeded the calculated costs associated with the liability in the current year. As of December 31, 2002, the Corporation had a prepaid pension asset of approximately $76.1 million and accrued pension and other postretirement costs of $2.4 million relating to the Curtiss-Wright Retirement Plan and the Curtiss-Wright Restoration Plan. As a result of the acquisition of EMD in October 2002, the Corporation assumed underfunded pension and postretirement liabilities of $73.7 million.

The timing and amount of future pension income to be recognized each year is dependent on the demographics and expected earnings of the plan participants, the expected interest rates in effect in future years, and the actual and expected investment returns of the assets in the pension trust. Additionally, the Corporation will experience additional pension and postretirement costs in the future due to the acquisition of EMD and the assumption of its pension plan.

Environmental reserves: The Corporation provides for environmental reserves when, in conjunction with internal and external legal counsel, it is determined that a liability is both probable and estimable. In many cases, the liability is not fixed or capped when the Corporation first records a liability for a particular site. In estimating the future liability and continually evaluating the sufficiency of such liabilities, the Corporation weighs certain factors including the Corporation's participation percentage due to a settlement by or bankruptcy of other potentially responsible parties, a change in the environmental laws requiring more stringent requirements, a change in the estimate of future costs that will be incurred to remediate the site, and changes in technology related to environmental remediation. Due to the acquisition of EMD, the Corporation's reserve for future environmental costs increased by $13.6 million.

Purchase Accounting: The Corporation applies the purchase method of accounting to its acquisitions. Under this method, the purchase price, including any capitalized acquisition costs, is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with any excess recorded as goodwill. The Corporation, with consultation with third-party valuation advisors, determines the fair values of such assets and liabilities. During 2002, the fair value of tangible and intangible assets acquired and liabilities assumed through acquisition were estimated to be $321.5 million and $155.6 million, respectively. The assigned initial fair value to these acquisitions are tentative and may be revised prior to finalization, which is required within one year of acquisition.

Goodwill: As a result of acquisitions made in 2002 and prior years, the Corporation has approximately $181.1 million in net goodwill as of December 31, 2002. The recoverability of goodwill is subject to an annual impairment test based on the estimated fair value of the underlying businesses. Additionally, goodwill is tested for impairment when if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. These estimated fair values are based on estimates of future cash flows of the businesses. Factors affecting these future cash flows include the continued market acceptance of the products and services offered by the businesses, the development of new products and services by the businesses and the underlying cost of development, the future cost structure of the businesses, and future technological changes. Estimates are also used for the Corporation's cost of capital in discounting the projected future cash flows. If it has been determined that an impairment has occurred, the Corporation may be required to recognize an impairment of its asset, which would be limited to the difference between the fair value of the asset and its net book value. Any such impairment would be recognized in full in the year that it has been identified.

Intangible assets: Intangible assets are the result of acquisitions and consist primarily of developed technology, backlog, and technology licenses. Intangible assets are recorded at their fair values as determined through purchase accounting and are amortized ratably to match their cash flow streams over their useful lives, which range from 1 to 20 years. The Corporation reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount might not be recoverable. Any impairment would be recorded in the period in which it has been identified.

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143 "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement would require the Corporation to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred, if a reasonable estimate can be made. Upon initial recognition of such a liability, if any, the Corporation would capitalize the asset retirement cost as an asset equal to the fair value of the liability and allocate such cost to expense systematically over the useful life of the underlying asset. The estimated future liability would be subject to change, with the effects of such change affecting the asset retirement cost and the related expense as appropriate. The provisions of this statement are effective


                                              CURTISS-WRIGHT AND SUBSIDIARIES 27
for fiscal years beginning after June 15, 2002. The Corporation has not yet determined the impact of this pronouncement.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." This statement applies to costs associated with exit or disposal activities, whereas liabilities for a cost associated with these activities shall be recognized and measured initially at its fair value in the period in which the liability is incurred. The provisions of this statement shall be effective for exit or disposal activities initiated after December 31, 2002. The adoption of this statement is anticipated to have no material effect on the Corporation's results of operation or financial condition.

In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation relates to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. Any guarantees on the sale of assets, including product warranties, will be accounted for as a reduction in the sales price, which would impact the Corporation's reported gross margins. Previously, these expenses had been recorded primarily as selling expenses in the Corporation's Consolidated Statements of Earnings. The Corporation is required to apply the interpretation to all guarantees entered into subsequent to December 31, 2002. The provisions of this interpretation are effective for fiscal years beginning after December 15, 2002. The Corporation has not yet determined the impact of this pronouncement.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation--Transition and Disclosure." This statement provides alternate methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement requires additional disclosures about the methods of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of this statement shall be effective for fiscal years beginning after December 15, 2002. The Corporation intends on continuing to account for its stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and thus, the new standard will have no impact to the Corporation's results of operation or financial condition.

Recent Developments

On February 28, 2003, the Corporation acquired the assets of Collins Technologies from G.L. Collins Corporation. The purchase price of the acquisition, subject to adjustment as provided for in the Asset Purchase Agreement, was $12.0 million in cash and the assumption of certain liabilities. Management funded the purchase price from credit available under the Corporation's Short-Term Credit Agreement. Revenues of the purchased business totaled approximately $8.3 million for the year ended March 31, 2002.

On March 11, 2003, the Corporation acquired selected assets of Advanced Material Process Corp., a privately owned company with operations located in Wayne, Michigan. The purchase price of the acquisition, subject to adjustment as provided for in the Asset Purchase Agreement, was $5.7 million in cash and the assumption of certain liabilities. Management funded the purchase price from credit available under the Corporation's Short-Term Credit Agreement. Annual revenues of the purchased business are approximately $5.0 million.

On March 19, 2003, the Corporation entered into an agreement to acquire selected assets of E/M Engineered Coatings Solutions. The purchase price of the acquisition, subject to adjustment as provided in the Asset Purchase Agreement, was $16.7 million in cash and the assumption of certain liabilities. Management's intention is to fund the purchase price from credit available under the Corporation's Short-Term Credit Agreement. Revenues of the purchased business totaled approximately $26.0 million for the year ending December 31, 2002.


28 CURTISS-WRIGHT AND SUBSIDIARIES

QUANTITATIVE AND QUALITATIVE DISCLOSURES
ABOUT MARKET RISK

The Corporation is exposed to certain market risks from changes in interest rates and foreign currency exchange rates as a result of its global operating and financing activities. Although foreign currency translation had a favorable impact on sales and operating income in 2002, the Corporation seeks to minimize any material risks from these interest rate and foreign currency exchange rate fluctuations through its normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Corporation did not use such instruments for trading or other speculative purposes and did not use leveraged derivative financial instruments during the year ended December 31, 2002. Information regarding the Corporation's accounting policy on financial instruments is contained in Note 1-L to the Consolidated Financial Statements.

The Corporation's market risk for a change in interest rates relates primarily to the debt obligations. Approximately 91% of the Corporation's debt at December 31, 2002 and 37% of the December 31, 2001 debt is LIBOR based or prime rate based under its revolving credit agreement. As described in Note 13 to the Consolidated Financial Statements, to mitigate its currency exposure, the Corporation has outstanding variable rate debt borrowings of 11 million Swiss Francs as of December 31, 2002 under its revolving credit agreement. If interest rates changed by one percentage point, the impact on consolidated interest expense would have been approximately $1.1 million.

Financial instruments expose the Corporation to counter-party credit risk for non-performance and to market risk for changes in interest and currency rates. The Corporation manages exposure to counter-party credit risk through specific minimum credit standards, diversification of counter-parties, and procedures to monitor concentrations of credit risk. The Corporation monitors the impact of market risk on the fair value and cash flows of its investments by investing primarily in investment grade interest bearing securities, which have short-term maturities. The Corporation attempts to minimize possible changes in interest rates by limiting the amount of potential interest and currency rate exposures to amounts that are not material to the Corporation's consolidated results of operations and cash flows. As debt levels of the Corporation have increased, it is anticipated that a portion of the Corporation's debt, which has a floating interest rate and is anticipated to be outstanding for extended periods, may be changed to a fixed interest rate structure.

Although the majority of the Corporation's sales, expenses, and cash flows are transacted in U.S. dollars, the Corporation does have some market risk exposure to changes in foreign currency exchange rates, primarily as it relates to the value of the U.S. dollar versus the British Pound, the Euro and the Swiss Franc. If foreign exchange rates were to collectively weaken or strengthen against the dollar by 10%, net earnings would have been reduced or increased, respectively, by approximately $1.6 million as it relates exclusively to foreign currency exchange rate exposures.


                                              CURTISS-WRIGHT AND SUBSIDIARIES 29

REPORT OF THE CORPORATION

The consolidated financial statements appearing on pages 31 through 53 of this Annual Report have been prepared by the Corporation in conformity with accounting principles generally accepted in the United States of America. The financial statements necessarily include some amounts that are based on the best estimates and judgments of the Corporation. Other financial information in the Annual Report is consistent with that in the financial statements.

The Corporation maintains accounting systems, procedures, and internal accounting controls designed to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with the appropriate corporate authorization, and are properly recorded. The accounting systems and internal accounting controls are augmented by written policies and procedures; organizational structure providing for a division of responsibilities; selection and training of qualified personnel and an internal audit program. The design, monitoring, and revision of internal accounting control systems involve, among other things, management's judgment with respect to the relative cost and expected benefits of specific control measures.

PricewaterhouseCoopers LLP, independent accountants, have examined the Corporation's consolidated financial statements as stated in their report below. Their examination included a study and evaluation of the Corporation's accounting systems, procedures, and internal controls, and tests and other auditing procedures, all of a scope deemed necessary by them to support their opinion as to the fairness of the financial statements.

The Audit Committee of the Board of Directors, composed entirely of directors who are independent of the Corporation, among other things, appoints the independent auditors for ratification by stockholders and considers the scope of the independent auditors' examination, the audit results and the adequacy of internal accounting controls of the Corporation. The independent auditors have direct access to the Audit Committee, and they meet with the committee from time to time with and without management present, to discuss accounting, auditing, non-audit consulting services, internal control, and financial reporting matters.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Curtiss-Wright Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Curtiss-Wright Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1-K and 9 to the Consolidated Financial Statements, effective January 1, 2002, Curtiss-Wright Corporation changed its method of accounting for goodwill and other intangibles.


/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey
March 12, 2003, except for Note 21 as to which the date is March 19, 2003.


30 CURTISS-WRIGHT AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

==================================================================================================================
For the years ended December 31, (In thousands, except per share data)             2002          2001         2000
------------------------------------------------------------------------------------------------------------------
Net sales                                                                      $513,278      $343,167     $329,575
Cost of sales                                                                   337,192       215,350      208,605
------------------------------------------------------------------------------------------------------------------

Gross profit                                                                    176,086       127,817      120,970
Research and development costs                                                   11,624         4,383        3,443
Selling expenses                                                                 29,553        18,325       18,591
General and administrative expenses                                              71,843        60,764       49,792
Gain from insurance company demutualization                                          --        (2,980)          --
Environmental remediation and administrative expenses, net of (recoveries)        1,237           167       (3,041)
------------------------------------------------------------------------------------------------------------------

Operating income                                                                 61,829        47,158       52,185
Investment income, net                                                              591         2,599        2,862
Rental income, net                                                                  148         3,585        3,638
Pension income, net                                                               7,208        11,042        7,813
Gain on sale of real property                                                       681        38,882        1,436
Other income (expense), net                                                       3,088           111         (220)
Interest expense                                                                 (1,810)       (1,180)      (1,743)
------------------------------------------------------------------------------------------------------------------

Earnings before income taxes                                                     71,735       102,197       65,971
Provision for income taxes                                                       26,599        39,317       24,897
------------------------------------------------------------------------------------------------------------------

   Net earnings                                                                $ 45,136      $ 62,880     $ 41,074
==================================================================================================================

NET EARNINGS PER SHARE:
   Basic earnings per share                                                    $   4.43      $   6.25     $   4.10
==================================================================================================================

   Diluted earnings per share                                                  $   4.33      $   6.14     $   4.03
==================================================================================================================

See notes to consolidated financial statements.


                                              CURTISS-WRIGHT AND SUBSIDIARIES 31

CONSOLIDATED BALANCE SHEETS

==================================================================================================================
At December 31, (In thousands)                                                                   2002         2001
------------------------------------------------------------------------------------------------------------------
ASSETS:

Current assets:
   Cash and cash equivalents                                                                 $ 47,717     $ 25,495
   Short-term investments                                                                         330       41,658
   Receivables, net                                                                           142,800       87,055
   Inventories, net                                                                            80,166       55,784
   Deferred tax assets, net                                                                    21,840        9,565
   Other current assets                                                                         8,833        5,770
------------------------------------------------------------------------------------------------------------------

     Total current assets                                                                     301,686      225,327
------------------------------------------------------------------------------------------------------------------

Property, plant and equipment, net                                                            219,049      105,151
Prepaid pension costs                                                                          76,072       70,796
Goodwill, net                                                                                 181,101       83,585
Other intangible assets, net                                                                   21,982        9,045
Other assets                                                                                   13,034        6,524
------------------------------------------------------------------------------------------------------------------

     Total assets                                                                            $812,924     $500,428
------------------------------------------------------------------------------------------------------------------

LIABILITIES:

Current liabilities:
   Short-term debt                                                                           $ 32,837     $     --
   Accounts payable                                                                            41,188       19,362
   Accrued expenses                                                                            32,321       23,163
   Income taxes payable                                                                         4,528       17,704
   Other current liabilities                                                                   53,575       15,867
------------------------------------------------------------------------------------------------------------------

     Total current liabilities                                                                164,449       76,096
------------------------------------------------------------------------------------------------------------------

Long-term debt                                                                                119,041       21,361
Deferred tax liabilities, net                                                                   6,605       26,043
Accrued pension and other postretirement benefit costs                                         77,438        6,611
Long-term portion of environmental reserves                                                    22,585        9,525
Other liabilities                                                                              11,578       10,838
------------------------------------------------------------------------------------------------------------------

     Total liabilities                                                                        401,696      150,474
------------------------------------------------------------------------------------------------------------------

CONTINGENCIES AND COMMITMENTS (Notes 13, 16, 18 & 20)
STOCKHOLDERS' EQUITY:

Preferred stock, $1 par value, 650,000 shares authorized, none issued                              --           --
Common stock, $1 par value, 11,250,000 shares authorized, 10,617,600 shares issued at December 31, 2002 and 2001; outstanding shares were 5,890,177 at
   December 31, 2002 and 5,692,325 at December 31, 2001                                        10,618       10,618
Class B common stock, $1 par value, 11,250,000 shares authorized; 4,382,400 shares issued;
   outstanding shares were 4,382,116 at December 31, 2002 and 4,382,102 at December 31, 2001    4,382        4,382
Additional paid-in capital                                                                     52,200       52,532
Retained earnings                                                                             508,298      469,303
Unearned portion of restricted stock                                                              (60)         (78)
Accumulated other comprehensive income                                                          6,482       (6,831)
------------------------------------------------------------------------------------------------------------------

                                                                                              581,920      529,926

Less: Common treasury stock, at cost (4,727,707 shares at December 31, 2002 and 4,925,573
   shares at December 31, 2001)                                                               170,692      179,972
------------------------------------------------------------------------------------------------------------------

   Total stockholders' equity                                                                 411,228      349,954
------------------------------------------------------------------------------------------------------------------

   Total liabilities and stockholders' equity                                                $812,924     $500,428
==================================================================================================================

See notes to consolidated financial statements.


32 CURTISS-WRIGHT AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

==========================================================================================================================
For the years ended December 31, (In thousands)                                            2002          2001         2000
--------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net earnings                                                                          $  45,136      $ 62,880     $ 41,074
--------------------------------------------------------------------------------------------------------------------------

Adjustments to reconcile net earnings to net cash provided by operating activities:
   Depreciation and amortization                                                         18,693        14,734       14,346
   Non-cash pension income                                                               (7,208)      (11,042)      (7,813)
   Net gains on sales and disposals of real estate and equipment                           (681)      (39,018)      (1,390)
   Net unrealized losses (gains) on short-term investments                                  134           (42)        (206)
   Deferred income taxes                                                                  4,011         4,167        6,886
   Changes in operating assets and liabilities, net of businesses acquired:
     Proceeds from sales of short-term investments                                       77,050       348,911      523,656
     Purchases of short-term investments                                                (35,600)     (327,761)    (560,656)
     Decrease (increase) in receivables                                                      31        (7,203)       3,702
     Decrease (increase) in inventories                                                     197        (3,232)      11,534
     Increase (decrease) in progress payments                                             3,464         4,186       (1,552)
     (Decrease) increase in accounts payable and accrued expenses                           (61)       (2,831)         338
     (Decrease) increase in income taxes payable                                        (11,101)       12,694       (1,046)
     (Increase) decrease in other assets                                                 (4,077)       (2,051)       4,499
     (Decrease) increase in other liabilities                                              (664)        6,763      (10,081)
   Other, net                                                                              (362)          105          838
--------------------------------------------------------------------------------------------------------------------------

     Total adjustments                                                                   43,826        (1,620)     (16,945)
--------------------------------------------------------------------------------------------------------------------------

       Net cash provided by operating activities                                         88,962        61,260       24,129
--------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from sales and disposals of real estate and equipment                            2,447        45,201        3,765
Additions to property, plant and equipment                                              (34,954)      (19,354)      (9,506)
Acquisition of new businesses, net of cash acquired                                    (164,661)      (58,982)      (1,961)
--------------------------------------------------------------------------------------------------------------------------

       Net cash used for investing activities                                          (197,168)      (33,135)      (7,702)
--------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:

Borrowings of debt                                                                      221,223            --           --
Principal payments on debt                                                              (92,795)       (8,228)      (7,575)
Reimbursement of recapitalization expenses                                                   --         1,750           --
Proceeds from exercise of stock options                                                   6,226         1,804           --
Common stock repurchases                                                                     --            --       (1,489)
Dividends paid                                                                           (6,141)       (5,443)      (5,214)
--------------------------------------------------------------------------------------------------------------------------

       Net cash provided by (used for) financing activities                             128,513       (10,117)     (14,278)
--------------------------------------------------------------------------------------------------------------------------

Effect of foreign currency                                                                1,915        (1,205)      (3,004)
--------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                                     22,222        16,803         (855)
Cash and cash equivalents at beginning of year                                           25,495         8,692        9,547
--------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                                              $  47,717      $ 25,495     $  8,692
--------------------------------------------------------------------------------------------------------------------------

Supplemental disclosure of non-cash investing activities:
   Fair value of assets acquired                                                      $ 321,450      $ 78,979     $  2,231
   Liabilities assumed                                                                 (155,623)      (14,829)        (270)
   Less: Cash acquired                                                                   (1,166)       (5,168)          --
--------------------------------------------------------------------------------------------------------------------------

   Net cash paid                                                                      $ 164,661      $ 58,982     $  1,961
==========================================================================================================================

See notes to consolidated financial statements.


                                              CURTISS-WRIGHT AND SUBSIDIARIES 33

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

============================================================================================================================
                                                                           Unearned    Accumulated
                                      Class B  Additional                Portion of          Other
                            Common     Common     Paid in    Retained    Restricted  Comprehensive  Comprehensive   Treasury
(In thousands)               Stock      Stock     Capital    Earnings  Stock Awards         Income         Income      Stock
----------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1999         $ 15,000    $    --    $ 51,599   $ 376,006          $(24)       $(2,622)                $ 181,604
----------------------------------------------------------------------------------------------------------------------------

Comprehensive income:
   Net earnings                 --         --          --      41,074            --             --       $ 41,074         --
   Translation
     adjustments, net           --         --          --          --            --         (3,004)        (3,004)        --
----------------------------------------------------------------------------------------------------------------------------

   Total comprehensive
    income                                                                                               $ 38,070
----------------------------------------------------------------------------------------------------------------------------

Dividends paid                  --         --          --      (5,214)           --             --                        --
Common stock repurchase         --         --          --          --            --             --                     1,489
Stock options exercised,
  net                           --         --         (94)         --            --             --                      (579)
Restricted stock awards         --         --           1          --           (15)            --                       (14)
Amortization of earned
   portion of restricted
   stock awards                 --         --          --          --            17             --                        --
----------------------------------------------------------------------------------------------------------------------------

DECEMBER 31, 2000           15,000                 51,506     411,866           (22)        (5,626)                  182,500
----------------------------------------------------------------------------------------------------------------------------

Comprehensive income:
   Net earnings                 --         --          --      62,880            --             --       $ 62,880         --
   Translation
     adjustments, net           --         --          --          --            --         (1,205)        (1,205)        --
----------------------------------------------------------------------------------------------------------------------------

   Total comprehensive
     income                                                                                              $ 61,675
----------------------------------------------------------------------------------------------------------------------------

Dividends paid                  --         --          --      (5,443)           --             --                        --
Stock options exercised,
  net                           --         --        (730)         --            --             --                    (2,456)
Restricted stock awards         --         --           6          --           (77)            --                       (72)
Amortization of earned
   portion of restricted
   stock awards                 --         --          --          --            21             --                        --
Recapitalization            (4,382)     4,382       1,750          --            --             --                        --
----------------------------------------------------------------------------------------------------------------------------

DECEMBER 31, 2001           10,618      4,382      52,532     469,303           (78)        (6,831)                  179,972
----------------------------------------------------------------------------------------------------------------------------

Comprehensive income:
   Net earnings                 --         --          --      45,136            --             --       $ 45,136         --
   Translation
     adjustments, net           --         --          --          --            --         13,313         13,313         --
----------------------------------------------------------------------------------------------------------------------------

   Total comprehensive
    income                                                                                               $ 58,449
----------------------------------------------------------------------------------------------------------------------------

Dividends paid                  --         --          --      (6,141)           --             --                        --
Stock options exercised,
  net                           --         --        (332)         --            --             --                    (9,280)
Amortization of earned
   portion of restricted
   stock awards                 --         --          --          --            18             --                        --
----------------------------------------------------------------------------------------------------------------------------

DECEMBER 31, 2002         $ 10,618    $ 4,382    $ 52,200   $ 508,298          $(60)       $ 6,482                 $ 170,692
============================================================================================================================

See notes to consolidated financial statements.


34 CURTISS-WRIGHT AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Curtiss-Wright Corporation and its subsidiaries (the "Corporation") is a diversified multinational manufacturing and service company that designs, manufactures, and overhauls precision components and systems and provides highly engineered services to the aerospace, defense, automotive, shipbuilding, processing, oil, petrochemical, agricultural equipment, railroad, power generation, security, and metalworking industries. Operations are conducted through 19 manufacturing facilities, 44 metal treatment service facilities and 2 aerospace component overhaul and repair locations.

A. Principles of Consolidation

The consolidated financial statements include the accounts of Curtiss-Wright and its majority-owned subsidiaries. All material intercompany transactions and accounts have been eliminated. Certain prior year information has been reclassified to conform to current presentation.

B. Use of Estimates

The financial statements of the Corporation have been prepared in conformity with accounting principles generally accepted in the United States of America and such preparation requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenue, and expenses and disclosure of contingent assets and liabilities in the accompanying financial statements. The most significant of these estimates include the estimate of costs to complete long-term contracts under the percentage of completion accounting method, the estimate of useful lives for property, plant and equipment, cash flow estimates used for testing the recoverability of assets, pension plan and postretirement obligation assumptions, estimates for inventory obsolescence, estimates for the valuation of intangible assets, warranty reserves, and the estimate of future environmental costs. Actual results may differ from these estimates.

C. Revenue Recognition

The Corporation records sales and related profits on production and service type contracts as units are shipped or as services are rendered. Sales and estimated profits under certain long-term contracts are recognized under the percentage-of-completion methods of accounting. Generally, profits are recorded pro rata, based upon current estimates of direct and indirect costs to complete such contracts. In addition, the Corporation also records sales under certain long-term government fixed price contracts upon achievement of performance milestones as specified in the related contracts or under the completed contract method. Losses on contracts are provided for in the period in which the losses become determinable. Revisions in profit estimates are reflected on a cumulative basis in the period in which the basis for such revision becomes known. Deferred revenue represents the excess of the billings over cost and estimated earnings on long-term contracts.

D. Cash and Cash Equivalents

Cash equivalents consist of money market funds and commercial paper that are readily convertible into cash, all with original maturity dates of three months or less.

E. Short-term Investments

The investments with which the Corporation is involved are primarily of a traditional nature. The Corporation's short-term investments are comprised of equity and debt securities, all classified as trading securities, which are carried at their fair value based upon the quoted market prices of those investments at period end. Accordingly, net realized and unrealized gains and losses on trading securities are included in net earnings.

F. Inventory

Inventories are stated at lower of production cost (principally average cost) or market. Production costs are comprised of direct material and labor and applicable manufacturing overheads.

G. Progress Payments

Progress payments received under prime contracts and subcontracts have been deducted from receivables and inventories, as disclosed in Notes 6 and 7.

With respect to government contracts, the government has a lien on all materials and work-in-process to the extent of progress payments.

H. Property, Plant, and Equipment

Property, plant, and equipment are carried at cost. Major renewals and betterments are capitalized, while maintenance and repairs that do not improve or extend the life of the asset are expensed in the period they occur. Depreciation is computed using the straight-line method based upon the estimated useful lives of the respective assets.

Average useful lives for property, and equipment are as follows:

Buildings and improvements                                         5 to 40 years
Machinery, equipment, and other                                    3 to 15 years

I. Intangible Assets

Intangible assets consist primarily of purchased technology, technology licenses, and backlog. The Corporation amortizes such assets ratably, to match their cash flow streams, over their estimated useful lives. Useful lives range from 1 to 20 years. See Note 10 for further information on other intangible assets.

J. Impairment of Long-Lived Assets

The Corporation reviews the recoverability of all long-term assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. If required, the Corporation compares the estimated undiscounted future net cash flows to the related asset's carrying value to determine whether there has been an impairment. If an asset is considered impaired, the asset is written down to fair value, which is based either on discounted cash flows or appraised values. There were no such write-downs in 2002, 2001, or 2000.


                                              CURTISS-WRIGHT AND SUBSIDIARIES 35

K. Goodwill

Goodwill results from business acquisitions. The Corporation accounts for business acquisitions by assigning the purchase price to tangible and intangible assets and liabilities. Assets acquired and liabilities assumed are recorded at their fair values, and the excess of the purchase price over the amounts assigned is recorded as goodwill.

Upon adoption of Statement of Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002, the Corporation no longer amortizes goodwill. Additionally, the recoverability of goodwill is subject to an annual impairment test based on the estimated fair value of the underlying businesses. See Note 9 for further information on goodwill.

L. Fair Value of Financial Instruments

SFAS No. 107 "Disclosure About Fair Value of Financial Instruments," requires certain disclosures regarding the fair value of financial instruments. Due to the short maturities of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, the net book value of these financial instruments are deemed to approximate fair value. The carrying amount of long-term debt approximates fair value because the interest rates are reset periodically to reflect current market conditions.

M. Research and Development

The Corporation funds research and development programs for commercial products and independent research and development and bid and proposal work related to government products. Development costs include engineering and field support for new customer requirements. Corporation-sponsored research and development costs are expensed as incurred.

Research and development costs associated with customer-sponsored programs are charged to inventory and are recorded in cost of sales when products are delivered or services performed.

N. Environmental Costs

The Corporation establishes a reserve for a potential environmental remediation liability when it concludes that a determination of legal liability is probable, based upon the advice of counsel. Such amounts, if quantifiable, reflect the Corporation's estimate of the amount of that liability. If only a range of potential liability can be estimated, a reserve will be established at the low end of that range. Such reserves, which are reviewed quarterly, represent the current value of anticipated remediation not recognizing any potential recovery from insurance carriers, or third-party legal actions, and are not discounted.

O. Accounting for Stock-Based Compensation

In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Corporation elected to account for its stock-based compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." As such, the Corporation does not recognize compensation expense on stock options granted to employees when the exercise price of the options is equal to the market price of the underlying stock on the date of the grant. The Corporation receives tax deductions related to the exercise of non-qualified stock options, the offset of which is recorded in equity. The tax benefit totaled $2.7 million, $0.5 million, and $0.1 million in 2002, 2001, and 2000, respectively. Further information concerning options granted under the Corporation's Long-Term Incentive Plan is provided in Note 15.

P. Capital Stock

In February 2001, the Corporation increased the authorized number of shares for repurchase under its existing stock repurchase program by 600,000 shares. This increase was an addition to the previous authorization of 300,000 shares. Purchases were authorized to be made from time to time in the open market or privately negotiated transactions, depending on market and other conditions, whenever management believes that the market price of the stock does not adequately reflect the true value of the Corporation and, therefore, represented an attractive investment opportunity. The shares are held at cost and reissuance is recorded at the weighted average cost. Through December 31, 2002, the Corporation had repurchased 210,930 shares under this program. There was no stock repurchased in 2002 and 2001.

Q. Earnings Per Share

The Corporation is required to report both basic earnings per share ("EPS"), based on the weighted average number of Common and Class B shares outstanding, and diluted earnings per share based on the basic EPS adjusted for all potentially dilutive shares issuable. The calculation of EPS is disclosed in
Note 14.

R. Income Taxes

The Corporation applies SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in the results of operations in the period the new laws are enacted. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not, that such assets will be realized.

S. Foreign Currency Translation

For operations outside the United States of America that prepare financial statements in currencies other than the U.S. dollar, the Corporation translates assets and liabilities at period end exchange rates and income statement amounts using weighted average exchange rates for the period. The cumulative effect of translation adjustments is presented as a component of accumulated other comprehensive income within stockholders' equity. This balance is affected by foreign currency exchange rate fluctuations and by the acquisition of foreign


36 CURTISS-WRIGHT AND SUBSIDIARIES
entities. Gains and losses from foreign currency transactions are included in results of operations.

T. Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement would require the Corporation to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred, if a reasonable estimate can be made. Upon initial recognition of such a liability, if any, the Corporation would capitalize the asset retirement cost as an asset equal to the fair value of the liability and allocate such cost to expense systematically over the useful life of the underlying asset. The estimated future liability would be subject to change, with the effects of such change affecting the asset retirement cost and the related expense as appropriate. The provisions of this statement are effective for fiscal years beginning after June 15, 2002. The Corporation has not yet determined the impact of this pronouncement.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." This statement applies to costs associated with exit or disposal activities, whereas liabilities for a cost associated with these activities shall be recognized and measured initially at its fair value in the period in which the liability is incurred. The provisions of this statement shall be effective for exit or disposal activities initiated after December 31, 2002. The adoption of this standard is not expected to have a material effect on the Corporation's results of operation or financial condition.

In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation relates to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. Any guarantees on the sale of assets, including product warranties, will be accounted for as a reduction in the sales price, which would impact the Corporation's reported gross margins, as previously, these expenses had been recorded primarily as selling expenses in the Corporation's Consolidated Statements of Earnings. The Corporation is required to apply the interpretation to all guarantees entered into subsequent to December 31, 2002. The provisions of this interpretation are effective for fiscal years beginning after December 15, 2002. The Corporation has not yet determined the impact of this pronouncement.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation--Transition and Disclosure." This statement provides alternate methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement requires additional disclosures about the methods of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of this statement shall be effective for fiscal years beginning after December 15, 2002. The Corporation intends on continuing to account for its stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and thus, the new standard will have no impact to the Corporation's results of operation or financial condition.

2. Acquisitions

The Corporation acquired six businesses in 2002, seven businesses in 2001, and one business in 2000 as described below. All acquisitions have been accounted for as purchases with the excess of the purchase price over the estimated fair value of the net tangible and intangible assets acquired recorded as goodwill. The Corporation makes preliminary estimates of the value of identifiable intangibles with a finite life and records amortization based upon the estimated useful life of those intangible assets identified. The Corporation will adjust these estimates based upon analysis of third party appraisals, and the determination of fair value when finalized. The results of each acquired business have been included in the consolidated financial results of the Corporation from the date of acquisition in the segment indicated as follows:

Motion Control

PENNY & GILES/AUTRONICS

On April 1, 2002, the Corporation acquired all of the outstanding shares of Penny and Giles Controls Ltd., Penny and Giles Controls Inc., Penny and Giles Aerospace Ltd., the assets of Penny & Giles International Plc. devoted to its aerospace component business (collectively "Penny and Giles"), and substantially all of the assets of Autronics Corporation ("Autronics") from Spirent Plc. The purchase price of the acquisition, subject to adjustment as provided for in the Share and Asset Purchase Agreement, was $59.5 million in cash and the assumption of certain liabilities. Approximately $40.0 million of the purchase price was funded from the Corporation's Revolving Credit facility. The excess of the purchase price over the fair value of the net assets acquired is approximately $22.3 million. The fair value of the net assets acquired was based on current estimates and may be revised at a later date.

Penny and Giles is a designer and manufacturer of proprietary position sensors and control hardware for both military and commercial aerospace applications and industrial markets. Autronics is a leading provider of aerospace fire detection and suppression control systems, power conversion products and control electronics. The acquired business units are located in Wales, England, Germany, and the United States of America.


                                              CURTISS-WRIGHT AND SUBSIDIARIES 37

LAU DEFENSE SYSTEMS/VISTA CONTROLS

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

The purchase price of the acquisition was approximately $43.6 million in cash and the assumption of certain liabilities. There are provisions in the agreement for additional payments upon the achievement of certain financial performance criteria over the next five years up to a maximum additional payment of $22.0 million. During 2002, the Corporation had accrued $1.8 million related to these provisions, which have been reflected in the purchase price above. Additionally, the Corporation adjusted its initial fair value estimates in 2002 of the net assets acquired, resulting in additional goodwill of approximately $2.8 million. This acquisition was accounted for as a purchase in the fourth quarter of 2001. The excess of the purchase price over the fair value of the net assets acquired was $35.2 million.

Flow Control

TAPCO INTERNATIONAL

On December 3, 2002, the Corporation acquired the assets of TAPCO International, Inc., ("TAPCO") for $10.5 million in cash and the assumption of certain liabilities. The acquisition was accounted for as a purchase in the fourth quarter of 2002 and was funded from the Corporation's revolving credit facilities. As of the date of acquisition, the excess of the purchase price over the fair value of the net assets acquired was approximately $7.4 million. The fair value of net assets acquired was based on preliminary estimates and may be revised at a later date.

TAPCO designs, engineers, and manufactures high-performance metal seated industrial gate valves, butterfly valves, flapper valves, actuators, and internal components used in high-temperature, highly abrasive, and highly corrosive environments in the petrochemical refining industry. Operations are located in Houston, Texas with a minor operation in the UK to serve the European market.

ELECTRO-MECHANICAL DIVISION

On October 28, 2002, the Corporation acquired the net assets of the Electro Mechanical Division ("EMD") of Westinghouse Government Services Company LLC ("Westinghouse"), a wholly-owned subsidiary of Washington Group International. The purchase price of the acquisition, subject to adjustment as provided for in the Asset Purchase Agreement, was $80.0 million in cash and the assumption of certain liabilities. The acquisition was accounted for as a purchase in the fourth quarter of 2002 and was funded from the Corporation's revolving credit facilities. As of the date of acquisition, the excess of the purchase price over the fair value of the net assets acquired was approximately $54.1 million. The fair value of the net assets acquired was based on preliminary estimates and may be revised a later date.

The purchase price, which includes capitalized acquisition costs, has been allocated to the net tangible and intangible assets acquired, with the remainder recorded as goodwill, on the basis of estimated fair values, as follows:

===============================================================================
(In thousands)
-------------------------------------------------------------------------------

Net working capital                                                    $    455
Property, plant and equipment                                            70,551
Other assets                                                             43,157
Postretirement benefit obligation                                       (36,344)
Pension benefit obligation                                              (37,397)
Other noncurrent liabilities                                            (13,881)
Intangible assets                                                           370
-------------------------------------------------------------------------------

Net tangible and intangible assets                                     $ 26,911
Purchase price                                                         $ 80,973
-------------------------------------------------------------------------------

Goodwill                                                               $ 54,062
===============================================================================

EMD is a designer and manufacturer of highly engineered critical function electro-mechanical solutions for the U.S. Navy, commercial nuclear power utilities, petrochemical, and hazardous waste industries. Operations are located in Cheswick, Pennsylvania.

DELTAVALVE

On December 12, 2001, the Corporation acquired the operating assets of Deltavalve USA, LLC ("Deltavalve"). Deltavalve designs, engineers, and manufactures industrial valves used in high pressure, extreme temperature, and corrosive plant environments. Deltavalve is located in Salt Lake City, Utah with an assembly and test facility in Calgary, Alberta, Canada.

The Corporation acquired the net assets of Deltavalve for approximately $6.5 million in cash, plus the assumption of certain liabilities. There are provisions in the agreement for additional payments upon the achievement of certain financial performance criteria over the next five years. This acquisition was accounted for as a purchase in the fourth quarter of 2001. The excess of the purchase price over the fair value of the net assets acquired was $3.9 million.

PEERLESS INSTRUMENT COMPANY

On November 8, 2001, the Corporation acquired the stock of Peerless Instrument Co., Inc. ("Peerless"). Peerless is an engineering and manufacturing company that designs and produces custom control components and systems for flow control applications primarily to the U.S. Nuclear Naval program. The business is located in Elmhurst, New


38 CURTISS-WRIGHT AND SUBSIDIARIES

York. The purchase price of the acquisition was approximately $7.0 million in cash plus the assumption of certain liabilities. This acquisition was accounted for as a purchase in the fourth quarter of 2001. The excess of the purchase price over the fair value of the net assets acquired was $2.0 million.

SOLENT & PRATT

On March 23, 2001, the Corporation acquired the operating assets of Solent & Pratt Ltd. ("Solent & Pratt"). Solent & Pratt is a manufacturer of high performance butterfly valves and is a global supplier to the petroleum, petrochemical, chemical, and process industries. The operations are located in Bridport, England.

The Corporation purchased the assets of Solent & Pratt for approximately $1.5 million in cash and the assumption of certain liabilities. There are provisions in the agreement for additional payments upon the achievement of certain performance criteria over the next five years. The acquisition was accounted for as a purchase in the first quarter of 2001. The excess of the purchase price over the fair value of the net assets acquired was $2.3 million.

Metal Treatment

BRENNER TOOL & DIE

On November 14, 2002, the Corporation acquired selected assets of Brenner Tool & Die, Inc. ("Brenner") relating to Brenner's metal finishing operations in Bensalem, Pennsylvania. Brenner provides non-destructive testing, chemical milling, chromic and phosphoric anodizing, and painting services.

The purchase price of the acquisition, subject to adjustment as provided for in the Asset Purchase Agreement, was $10.0 million in cash, which approximates the fair value of the net assets acquired. The fair value of net assets acquired was based on preliminary estimates and may be revised at a later date.

YTSTRUKTUR ARBODA AB

On April 11, 2002, the Corporation acquired 100% of the stock of Ytstruktur Arboda AB, a metal treatment business located in Arboda, Sweden. This business, specializing in controlled shot peening, non-destructive testing, and other metal finishing processes, services the Scandinavian market.

The purchase price of the acquisition, subject to adjustment as provided for in the Purchase and Sale Agreement, was $1.2 million. The excess of the purchase price over the fair value of the net assets acquired is currently $1.1 million. The fair value of net assets acquired is based on current estimates and may be revised at a later date.

BODYCOTE THERMAL PROCESSING

On December 19, 2001, the Corporation acquired the Wichita, Kansas Heat Treating operation of Bodycote Thermal Processing. This operation provides heat-treating services to a number of industries including aerospace and agriculture.

The purchase price of the acquisition was $3.6 million. This acquisition has been accounted for as a purchase in the fourth quarter of 2001. The excess of the purchase price over the fair value of the net assets acquired was $2.0 million.

IRONBOUND HEAT TREATING COMPANY

On November 6, 2001, the Corporation acquired the commercial heat-treating assets of Ironbound Heat Treating Company ("Ironbound"). Ironbound provides heat-treating services to markets that include tool and die, automotive, aerospace, and medical components. The business is located in Roselle, New Jersey.

The purchase price of the acquisition was approximately $4.5 million in cash and the assumption of certain liabilities. This acquisition has been accounted for as a purchase in the fourth quarter of 2001. The excess of the purchase price over the fair value of the net assets acquired was approximately $0.7 million.

EF QUALITY HEAT TREATING COMPANY

On December 14, 2000, the Corporation acquired EF Quality Heat Treating Company ("EF"), a Midwest provider of heat-treating services primarily to the automotive industry. EF provides atmosphere normalizing, annealing, and stress relieving services from its Salem, Ohio location.

The Corporation acquired the net assets of the EF business for approximately $2.2 million. This acquisition has been accounted for as a purchase in the fourth quarter of 2000. The excess of the purchase price over the fair value of the net assets acquired was $1.0 million.

3. Divestitures

On December 20, 2001, the Corporation sold its Wood-Ridge, New Jersey Business Complex for $51.0 million. The business complex comprised approximately 2.3 million square feet of rental space situated on 138 acres of land. As a result of the sale, the Corporation recognized a net after-tax gain of $23.0 million during 2001.

Under the sale agreement, the Corporation will retain the responsibility to continue the ongoing environmental remediation on the property until such time that a "no further action" letter and covenant not to sue is obtained from the New Jersey Department of Environmental Protection. The cost of the remediation has been previously accrued. Please refer to Note 16 for additional information regarding environmental matters.


                                              CURTISS-WRIGHT AND SUBSIDIARIES 39

4. Recapitalization

On October 26, 2001, the Corporation's shareholders approved a recapitalization plan, which enabled Unitrin Inc. ("Unitrin") to distribute its approximate 44% equity interest in Curtiss-Wright to its shareholders on a tax-free basis.

Under the recapitalization plan, and in order to meet certain tax requirements, Unitrin's approximately 4.4 million shares of the Corporation's common stock were exchanged for an equivalent number of shares of a new Class B Common Stock of Curtiss-Wright, which are entitled to elect 80 percent of Curtiss-Wright's Board of Directors. After such exchange, Unitrin immediately distributed the Class B shares to its approximately 8,000 registered stockholders in a tax-free distribution. The holders of the outstanding Common shares of Curtiss-Wright are entitled to elect up to 20% of the Board of Directors after the distribution. Other than the right to elect Directors, the two classes of stock vote as a single class (except as required by law) and are equal in all other respects. The new Class B Common Stock was listed on the New York Stock Exchange, effective November 29, 2001.

In November 2000, Curtiss-Wright's Board of Directors had approved an agreement with Unitrin related to the recapitalization plan. Under this agreement, Unitrin agreed to reimburse the Corporation for certain costs incurred in connection with the recapitalization up to a maximum of $1.75 million. The maximum amount was received subsequent to the recapitalization and is reflected in the financial statements as Additional Paid-In Capital. Recapitalization costs of $1.5 million and $0.9 million were incurred in 2001 and 2000, respectively, and are included in general and administrative costs in the statement of earnings.

5. Short-term Investments

The composition of short-term investments is as follows:

================================================================================
December 31,                                  2002                   2001
--------------------------------------------------------------------------------
(In thousands)                          Cost  Fair Value        Cost  Fair Value
--------------------------------------------------------------------------------
Money market
   preferred stocks                  $    --     $    --     $11,850     $11,850
Common and
   preferred stocks                      104         155         104         208
Tax exempt
   revenue bonds                          --          --      29,600      29,600
Capital insurance
   funds                                 256         175          --          --
--------------------------------------------------------------------------------
Total short-term
   investments                       $   360     $   330     $41,554     $41,658
================================================================================

Investment income derived from short-term investments and cash equivalents consists of:

================================================================================
(In thousands) December 31,                      2002          2001         2000
--------------------------------------------------------------------------------
Interest and dividend
   income, net                                 $  725        $2,480       $2,521
Net realized gains on the sales
   of short-term investments                       --            77          135
Net unrealized holding
   (losses) gains                                (134)           42          206
--------------------------------------------------------------------------------
Investment income, net                         $  591        $2,599       $2,862
================================================================================

6. Receivables

Receivables include current notes, amounts billed to customers, claims and other receivables, and unbilled revenue on long-term contracts, consisting of amounts recognized as sales but not billed. Substantially all amounts of unbilled receivables are expected to be billed and collected in the subsequent year.

Credit risk is generally diversified due to the large number of entities comprising the Corporation's customer base and their geographic dispersion. Due to the increased diversification of the Corporation's customer base resulting from its recent acquisitions, no one customer represents a significant concentration of credit risk at December 31, 2002. At December 31, 2001, the largest single customer represented 6% of the total outstanding billed receivables. This same customer of the Motion Control segment accounted for 13% of consolidated revenue in 2001 and 13% in 2000. The Corporation is either a prime or subcontractor of various agencies of the U.S. Government. Revenues derived directly and indirectly from government sources (primarily the U.S. Government) totaled $201.8 million, or 39% of consolidated revenue in 2002, $84.4 million, or 25% in 2001, and $56.4 million, or 17% in 2000.

The Corporation performs ongoing credit evaluations of its customers and establishes appropriate allowances for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information.

Notes Receivable at December 31, 2001 includes a $2.5 million receivable from the sale of the Wood-Ridge Business Complex. This amount was subsequently collected in February 2002. See Note 3 for additional information on this divestiture.


40 CURTISS-WRIGHT AND SUBSIDIARIES

The composition of receivables is as follows:

================================================================================
(In thousands) December 31,                               2002             2001
--------------------------------------------------------------------------------

BILLED RECEIVABLES:

Trade and other receivables                          $ 108,391        $  70,562
   Less: Progress payments applied                      (2,838)          (2,393)
         Allowance for doubtful accounts                (2,170)          (2,117)
--------------------------------------------------------------------------------
Net billed receivables                                 103,383           66,052
--------------------------------------------------------------------------------

UNBILLED RECEIVABLES:

Recoverable costs and estimated earnings
   not billed                                           44,573           25,500
   Less: Progress payments applied                      (5,317)          (8,015)
--------------------------------------------------------------------------------
Net unbilled receivables                                39,256           17,485
Notes receivable                                           161            3,518
--------------------------------------------------------------------------------
Receivables, net                                     $ 142,800        $  87,055
================================================================================

The net receivable balance at December 31, 2002 included $43.8 million related to the Corporation's 2002 acquisitions.

7. Inventories

In accordance with industry practice, inventoried costs contain amounts relating to long-term contracts and programs with long production cycles, a portion of which will not be realized within one year. Inventories are valued at the lower of cost (principally average cost) or market. The composition of inventories is as follows:

================================================================================
(In thousands) December 31,                              2002              2001
--------------------------------------------------------------------------------
Raw material                                        $  42,932         $  25,131
Work-in-process                                        25,282            18,378
Finished goods and component parts                     42,797            34,853
Inventoried costs related to
   U.S. Government and other
   long-term contracts                                 14,949             7,248
--------------------------------------------------------------------------------
Gross inventories                                     125,960            85,610
   Less: Inventory reserves                           (24,277)          (14,384)
   Progress payments applied,
      principally related to
      long-term contracts                             (21,517)          (15,442)
--------------------------------------------------------------------------------
   Inventories, net                                 $  80,166         $  55,784
================================================================================

The net inventory balance at December 31, 2002 included $28.6 million related to the Corporation's 2002 acquisitions.

8. Property, Plant, and Equipment

The composition of property, plant, and equipment is as follows:

================================================================================
(In thousands) December 31,                                2002            2001
--------------------------------------------------------------------------------
Land                                                  $  11,677       $   6,201
Buildings and improvements                               80,652          55,303
Machinery, equipment, and other                         262,661         165,596
--------------------------------------------------------------------------------
Property, plant and equipment, at cost                  354,990         227,100
Less: Accumulated depreciation                         (135,941)       (121,949)
--------------------------------------------------------------------------------
Property, plant and equipment, net                    $ 219,049       $ 105,151
================================================================================

Depreciation expense for the years ending December 31, 2002, 2001, and 2000 was $16.7 million, $12.4 million, and $11.4 million, respectively. The net property, plant, and equipment balance at December 31, 2002 included $94.7 million related to the Corporation's 2002 acquisitions.

9. Goodwill, net

Goodwill consists primarily of the excess purchase price of acquisitions over the fair value of the net assets acquired.

The changes in the carrying amount of goodwill for 2002 and 2001 are as follows:

===============================================================================
                               Motion          Flow         Metal
(In thousands)                Control       Control     Treatment  Consolidated
-------------------------------------------------------------------------------
December 31, 2000           $  17,375     $  25,968     $   3,861     $  47,204
Goodwill from 2001
   acquisitions                29,596         8,085           418        38,099
Currency translation
   adjustment                     103            26            --           129
Amortization                     (621)       (1,004)         (222)       (1,847)
-------------------------------------------------------------------------------
December 31, 2001              46,453        33,075         4,057        83,585
===============================================================================
Goodwill from 2002
   acquisitions                22,263        62,122         1,077        85,462
Change in estimate to
   fair value of net
   assets acquired
   in 2001                      5,417          (183)        1,666         6,900
Currency translation
   adjustment                   4,594           395           165         5,154
-------------------------------------------------------------------------------
December 31, 2002           $  78,727     $  95,409     $   6,965     $ 181,101
===============================================================================

During 2002, the Corporation finalized the allocation of the purchase price for the seven businesses acquired in 2001. The purchase price allocations relating to businesses acquired in 2002 are based on


                                              CURTISS-WRIGHT AND SUBSIDIARIES 41
estimates and have not yet been finalized. Approximately $17.8 million and $26.9 million of the goodwill acquired during 2002 and 2001, respectively, is deductible for tax purposes.

In accordance with SFAS No. 142, the Corporation completed its annual impairment test of all goodwill and concluded there was no impairment of goodwill.

The following table reflects the pro forma consolidated results adjusted as if SFAS No. 142 were adopted as of January 1, 2000:

================================================================================
(In thousands) December 31,                       2002         2001         2000
--------------------------------------------------------------------------------
NET EARNINGS:

As reported                                    $45,136      $62,880      $41,074
Goodwill amortization, net of tax                   --        1,136        1,097
--------------------------------------------------------------------------------
As adjusted                                    $45,136      $64,016      $42,171
--------------------------------------------------------------------------------

DILUTED EARNINGS PER SHARE:

As reported                                        $4.33       $6.14       $4.03
Goodwill amortization, net of tax                     --        0.11        0.11
--------------------------------------------------------------------------------
As adjusted                                        $4.33       $6.25       $4.14
================================================================================

10. Other Intangible Assets, net

Intangible assets include primarily developed technology, backlog, and technology licenses. Intangible assets are amortized over useful lives that range between 1 and 20 years.

The following table summarizes the intangible assets acquired (including their weighted average useful lives) by the Corporation during 2002 and 2001:

================================================================================
(In thousands, except years data)            2002                     2001
--------------------------------------------------------------------------------
                                      Amount      Years        Amount      Years
--------------------------------------------------------------------------------
Developed Technology                 $12,783       14.3       $ 7,286       14.4
Other                                    805        1.7         1,866        7.8
--------------------------------------------------------------------------------
Total                                $13,588       13.5       $ 9,152       13.0
================================================================================

In addition to the acquisitions noted above, intangible assets increased by $1.3 million in 2002 due to currency translation adjustments. The following tables present the cumulative composition of the Corporation's acquired intangible assets for the years ended December 31:

================================================================================
2002                                                  Accumulated
(In thousands)                                Gross  Amortization            Net
--------------------------------------------------------------------------------
Developed technology                        $21,371       $(1,452)       $19,919
Other intangible assets                       3,411        (1,348)         2,063
--------------------------------------------------------------------------------
Total                                       $24,782       $(2,800)       $21,982
--------------------------------------------------------------------------------

================================================================================
2001                                                  Accumulated
(In thousands)                                Gross  Amortization            Net
--------------------------------------------------------------------------------
Developed technology                         $7,286        $ (109)        $7,177
Other intangible assets                       2,593          (725)         1,868
--------------------------------------------------------------------------------
Total                                        $9,879        $ (834)        $9,045
================================================================================

Amortization expense amounted to $1.9 million in 2002, $0.4 million in 2001, and $0.1 million in 2000. The estimated future amortization expense of purchased intangible assets is as follows:

================================================================================
(In thousands)
--------------------------------------------------------------------------------
2003                                                                      $2,277
2004                                                                       1,881
2005                                                                       1,658
2006                                                                       1,658
2007                                                                       1,658
================================================================================

11. Accrued Expenses and Other Current Liabilities

Accrued expenses consist of the following:

================================================================================
(In thousands) December 31,                                  2002           2001
--------------------------------------------------------------------------------
Accrued compensation                                      $19,667        $12,468
Accrued insurance                                           3,175          2,207
Accrued taxes other than income taxes                       2,027          1,591
Accrued commissions                                         1,137          1,112
Accrued royalties                                             440          1,236
Other                                                       5,875          4,549
--------------------------------------------------------------------------------
Total accrued expenses                                    $32,321        $23,163
================================================================================


42 CURTISS-WRIGHT AND SUBSIDIARIES

Other current liabilities consist of the following:

================================================================================
(In thousands) December 31,                                   2002          2001
--------------------------------------------------------------------------------
Deferred revenue                                           $31,176       $    --
Warranty reserves                                            9,892         3,550
Customer advances                                            3,099         4,167
Current portion of environmental reserves                    2,177         2,129
Anticipated losses on long-term contracts                    1,258         1,139
Additional amounts due to sellers
   on acquisitions                                           2,120         2,540
Other                                                        3,853         2,342
--------------------------------------------------------------------------------
Total other current liabilities                            $53,575       $15,867
================================================================================

The accrued expenses and other current liabilities at December 31, 2002 included $7.4 million and $37.4 million, respectively, related to the Corporation's 2002 acquisitions. The increase in deferred revenue is due to the acquisition of EMD.

The Corporation provides its customers with warranties on certain commercial and governmental products. Estimated warranty costs are charged to expense in the period the related revenue is recognized based on quantitative historical experience. These estimates are adjusted in the period in which actual results or better information is obtained. The following table presents the changes in the Corporation's warranty reserves:

===============================================================================
(In thousands)                                                             2002
-------------------------------------------------------------------------------
Warranty reserves at January 1,                                         $ 3,550
Increase due to acquisitions                                              4,249
Provision for current year sales                                          1,648
Change in estimates to pre-existing warranties                            1,227
Current year claims                                                      (1,424)
Translation adjustment                                                      642
-------------------------------------------------------------------------------
Warranty reserves at December 31,                                       $ 9,892
===============================================================================

12. Income Taxes

Earnings before income taxes for the years ended December 31 consist of:

================================================================================
(In thousands)                          2002              2001              2000
--------------------------------------------------------------------------------
Domestic                            $ 55,314          $ 84,018          $ 48,550
Foreign                               16,421            18,179            17,421
--------------------------------------------------------------------------------
Total                               $ 71,735          $102,197          $ 65,971
================================================================================

The provision for income taxes for the years ended December 31 consist of:

================================================================================
(In thousands)                                  2002          2001          2000
--------------------------------------------------------------------------------
Current:
   Federal                                   $13,582       $22,656       $ 9,342
   State                                       3,648         6,048         2,571
   Foreign                                     5,255         5,829         5,809
--------------------------------------------------------------------------------
                                              22,485        34,533        17,722
--------------------------------------------------------------------------------
Deferred:
   Federal                                     3,664         3,763         5,953
   State                                         296           505           966
   Foreign                                       154           516           256
--------------------------------------------------------------------------------
                                               4,114         4,784         7,175
--------------------------------------------------------------------------------
Provision for income taxes                   $26,599       $39,317       $24,897
================================================================================

The effective tax rate varies from the U.S. federal statutory tax rate for the years ended December 31, principally due to the following:

==============================================================================
                                                  2002        2001        2000
------------------------------------------------------------------------------
U.S. Federal statutory tax rate                   35.0%       35.0%       35.0%
Add (deduct):
   State and local taxes                           3.6         4.2         3.5
   Recovery of research & development
      credits from prior years                    (1.3)         --          --
   Dividends received deduction
      and tax exempt income                       (0.1)       (0.5)       (0.8)
All other, net                                    (0.1)       (0.2)         --
------------------------------------------------------------------------------
Effective tax rate                                37.1%       38.5%       37.7%
==============================================================================


                                              CURTISS-WRIGHT AND SUBSIDIARIES 43

The components of the Corporation's deferred tax assets and liabilities at December 31 are as follows:

===============================================================================
(In thousands)                                               2002          2001
-------------------------------------------------------------------------------
Deferred tax assets:
   Environmental reserves                                $ 10,127      $  5,275
   Inventories                                              9,974         4,450
   Postretirement/postemployment benefits                  15,002         2,241
   Incentive compensation                                   3,406         2,383
   Accrued vacation pay                                     3,535         1,179
   Warranty reserve                                         2,014           183
   Other                                                    4,076         3,885
-------------------------------------------------------------------------------
Total deferred tax assets                                  48,134        19,596
-------------------------------------------------------------------------------
Deferred tax liabilities:
   Retirement plans                                        12,785        26,882
   Depreciation                                            13,875         5,406
   Goodwill amortization                                    2,841         1,110
   Other intangible amortization                            1,773           137
   Other                                                    1,625         2,539
-------------------------------------------------------------------------------
Total deferred tax liabilities                             32,899        36,074
-------------------------------------------------------------------------------
Net deferred tax assets (liabilities)                    $ 15,235      $(16,478)
===============================================================================

Deferred tax assets and liabilities are reflected on the Corporation's consolidated balance sheet at December 31 as follows:

===============================================================================
                                                           2002            2001
-------------------------------------------------------------------------------
Current deferred tax assets                            $ 21,840        $  9,565
Noncurrent deferred tax liabilities                      (6,605)        (26,043)
-------------------------------------------------------------------------------
Net deferred tax assets (liabilities)                  $ 15,235        $(16,478)
===============================================================================

Income tax payments of $34.6 million were made in 2002, $18.9 million in 2001, and $15.5 million in 2000.

No provision has been made for U.S. federal or foreign taxes on that portion of certain foreign subsidiaries' undistributed earnings ($9.1 million at December 31, 2002) considered to be permanently reinvested. It is not practicable to estimate the amount of tax that would be payable if these amounts were repatriated to the U.S.; however, it is expected that there would be minimal or no additional tax because of the availability of foreign tax credits.

13. Debt

Debt at December 31 consists of the following:

================================================================================
(In thousands)                                                2002          2001
--------------------------------------------------------------------------------
Industrial Revenue Bonds, due from 2007
   to 2028. Weighted average interest
   rate is 1.51% and 2.99% per annum
   for 2002 and 2001, respectively                        $ 13,400      $ 13,400
Revolving Credit Agreement Borrowing,
   due 2007. Weighted average interest rate
   is 2.55% for 2002 and 3.88% for 2001                    105,463         7,961
Short-Term Credit Agreement Borrowing,
   due 2003. Weighted average interest rate
   is 3.21% for 2002                                        32,000            --
Other debt                                                   1,015            --
--------------------------------------------------------------------------------
Total debt                                                 151,878        21,361
--------------------------------------------------------------------------------
Less: Short-term debt                                       32,837            --
Total Long-term debt                                      $119,041      $ 21,361
================================================================================

A portion of the debt under the Corporation's revolving credit agreement is denominated in Swiss francs. Actual borrowings under this portion were 11.0 million and 13.2 million Swiss francs at December 31, 2002 and 2001, respectively. The carrying amount of long-term debt approximates fair value because the interest rates are reset periodically to reflect market conditions and rates.

Aggregate maturities of debt are as follows:

================================================================================
(In thousands)
--------------------------------------------------------------------------------
2003                                                                    $ 32,837
2004                                                                          --
2005                                                                          83
2006                                                                          95
2007                                                                     110,463
2008 and beyond                                                            8,400
--------------------------------------------------------------------------------
                                                                        $151,878
================================================================================

Interest payments of approximately $1.6 million, $0.8 million, and $1.0 million were made in 2002, 2001, and 2000, respectively.


44 CURTISS-WRIGHT AND SUBSIDIARIES

On May 13, 2002, the Corporation entered into two credit agreements aggregating $225.0 million with a group of eight banks. The Revolving Credit Agreement allows for cash borrowings up to a maximum borrowing of $135.0 million with a limit of $50.0 million for letters of credit. The Revolving Credit Agreement expires May 13, 2007, but may be extended annually for successive one-year periods with the consent of the bank group. The Corporation also entered into a Short-Term Credit Agreement, which allows for cash borrowings up to $90.0 million. The Short-Term Credit Agreement expires May 9, 2003, but may be extended, with the consent of the bank group, for additional periods not to exceed 364 days each. The Corporation expects to extend the Short-Term Agreement in 2003 with the consent of the bank group, however, there can be no assurances that the bank group will approve the extension. Borrowings under these credit agreements bear interest at a floating rate based on market conditions. Additionally, the Corporation's rate of interest and payment of facility fees are dependent on certain financial ratios of the Corporation, as defined in the agreements. As of December 31, 2002, the Corporation pays quarterly facility fees on the entire commitment of the Revolving Credit Agreement and the Short Term Credit Agreement. The Corporation is required under these agreements to maintain certain financial ratios, and meet certain net worth and indebtedness tests. The outstanding borrowings as of May 12, 2002 under prior credit agreements were paid in full by funding from the new 2002 revolving credit agreement. The unused credit available under the Revolving Credit Agreement and the Short-Term Credit Agreement at December 31, 2002 was $11.6 million and $58.0 million, respectively.

At December 31, 2002, substantially all of the industrial revenue bond issues are collateralized by real estate, machinery, and equipment. Certain of these issues are supported by letters of credit, which total approximately $13.7 million. The Corporation has various other letters of credit totaling approximately $4.5 million, most of which are included under the Revolving Credit Agreement.

14. Earnings Per Share

The Corporation is required to report both basic earnings per share ("EPS"), based on the weighted average number of Common and Class B common shares outstanding, and diluted earnings per share based on the basic EPS adjusted for all potentially dilutive shares issuable. At December 31, 2002, the Corporation had approximately 81,265 stock options outstanding that could potentially dilute basic EPS in the future. The effect of these options was not included in the computation of diluted EPS for 2002 because to do so would have been antidilutive. The Corporation had antidilutive options outstanding of approximately 119,000 at December 31, 2001 and approximately 124,000 at December 31, 2000. Earnings per share calculations for the years ended December 31, 2002, 2001, and 2000 are as follows:

================================================================================
                                                         Weighted
                                                          Average
                                                Net        Shares       Earnings
(In thousands, except per share data)        Income   Outstanding(1)   Per Share
--------------------------------------------------------------------------------

2002:

Basic earnings per share                    $45,136        10,199          $4.43
Effect of dilutive securities:
   Stock options                                 --           223
   Deferred stock compensation                   --            12
--------------------------------------------------------------------------------
Diluted earnings per share                  $45,136        10,434          $4.33
--------------------------------------------------------------------------------

2001:

Basic earnings per share                    $62,880        10,061          $6.25
Effect of dilutive securities:
   Stock options                                 --           172
   Deferred stock compensation                   --             3
--------------------------------------------------------------------------------
Diluted earnings per share                  $62,880        10,236          $6.14
--------------------------------------------------------------------------------

2000:

Basic earnings per share                    $41,074        10,015          $4.10
Effect of dilutive securities:
   Stock options                                 --           176
   Deferred stock compensation                   --             3
--------------------------------------------------------------------------------
Diluted earnings per share                  $41,074        10,194          $4.03
================================================================================

(1) Shares in 2002 and 2001 include the Corporation's Common and Class B common shares.


                                              CURTISS-WRIGHT AND SUBSIDIARIES 45

15. Stock Compensation Plans

Stock-Based Compensation: Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123 and has been determined as if the Corporation had accounted for its employee stock option grants under the fair value method prescribed by that Statement. Information with regard to the number of options granted, market price of the grants, vesting requirements, and the maximum term of the options granted appears by plan type in the sections below. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

================================================================================
                                                 2002         2001         2000
--------------------------------------------------------------------------------
Risk-free interest rate                          3.61%        4.66%        5.87%
Expected volatility                             31.33%       24.18%       23.96%
Expected dividend yield                          0.92%        1.37%        1.09%
Weighted average option life                   7 years      7 years      7 years
================================================================================

The estimated fair value of the option grants are amortized to expense over the options' vesting period beginning January 1 of the following year, due to the timing of the grants. The Corporation's pro forma information for the years ended December 31, 2002, 2001, and 2000 is as follows:

================================================================================
(In thousands, except per share data)       2002            2001            2000
--------------------------------------------------------------------------------
Net earnings:
   As reported                        $   45,136      $   62,880      $   41,074
   Pro forma                          $   43,612      $   61,683      $   40,074
Net earnings per share:
As reported:
   Basic                              $     4.43      $     6.25      $     4.10
   Diluted                            $     4.33      $     6.14      $     4.03
Pro forma:
   Basic                              $     4.28      $     6.13      $     4.00
   Diluted                            $     4.18      $     6.03      $     3.93
================================================================================

1985 Stock Option Plan: The Corporation's 1985 Stock Option Plan, which was approved by stockholders and as amended November 16, 1993, expired on February 13, 1995. Under this plan, 350,000 shares of common stock had been reserved in treasury for issuance to key employees. During the life of the plan, 190,050 options had been issued, and with the expiration of the plan, the remaining 159,950 shares of common stock are no longer reserved for issuance.

1995 Long-Term Incentive Plan: Under a Long-Term Incentive Plan ("LTI Plan") approved by stockholders in 1995 and as amended in 2002, an aggregate total of 1,500,000 shares of common stock were reserved for issuance under the LTI Plan. No more than 50,000 shares of common stock may be awarded in any year to any one participant in the LTI Plan. The LTI Plan currently has two components--performance units (cash) and non-qualified stock options.

Under the LTI Plan, the Corporation awarded performance units of 4,519,906 in 2002, 2,339,812 in 2001, and 1,604,825 in 2000 to certain key employees. The performance units are denominated in dollars and are contingent upon the satisfaction of performance objectives keyed to achieving profitable growth over a period of three fiscal years commencing with the fiscal year following such awards. The anticipated cost of such awards is expensed over the three-year performance period. The actual cost of the performance units may vary from the total value of the awards depending upon the degree to which the key performance objectives are met.

Under the LTI Plan, the Corporation has granted non-qualified stock options in 2002, 2001, and 2000 to key employees. Stock options granted under this LTI Plan expire ten years after the date of the grant and are usually exercisable as follows: up to one-third of the grant after one full year, up to two-thirds of the grant after two full years, and in full three years from the date of grant.

The remaining allowable shares for issuance under both plans as of December 31, 2002 is 1,339,148.

Stock option activity during the periods for both plans is indicated as follows:

================================================================================
                                                         Weighted-
                                                           Average
                                                         Excercise       Options
                                            Shares           Price   Exercisable
--------------------------------------------------------------------------------
Outstanding at
   December 31, 1999                       557,621         $ 30.92       310,586
   Granted                                 124,398           47.72
   Exercised                               (16,080)          22.93
   Forfeited                               (13,225)          37.18
--------------------------------------------------------------------------------
Outstanding at
   December 31, 2000                       652,714           34.19       396,049
   Granted                                 206,762           43.70
   Exercised                               (53,832)          22.02
   Forfeited                               (10,687)          43.96
--------------------------------------------------------------------------------
Outstanding at
   December 31, 2001                       794,957           37.65       468,074
   Granted                                  81,265           65.11
   Exercised                              (196,080)          31.57
   Forfeited                                (9,990)          43.89
--------------------------------------------------------------------------------
Outstanding at
   December 31, 2002                       670,152         $ 42.32       418,512
================================================================================


46 CURTISS-WRIGHT AND SUBSIDIARIES

The following table summarizes information about stock options outstanding at December 31, 2002:

===========================================================================================================
                                           Options Outstanding                       Options Exercisable
                               -------------------------------------------       --------------------------
                                         Weighted-Average
                                                Remaining        Weighted-                        Weighted-
                                              Contractual          Average                          Average
Range of Exercise Prices        Shares      Life in Years   Exercise Price        Shares     Exercise Price
-----------------------------------------------------------------------------------------------------------
$13.02-$19.53                   41,278                1.7        $   17.60        41,278          $   17.60
$19.54-$26.04                   46,664                3.5            24.69        46,664              24.69
$26.05-$39.07                  194,221                6.3            37.81       194,221              37.81
$39.08-$45.58                  197,125                8.9            43.70        65,513              43.70
$45.59-$52.09                  109,599                7.9            47.72        70,836              47.72
$52.10-$65.11                   81,265                9.9            65.11            --                 --
-----------------------------------------------------------------------------------------------------------
                               670,152                7.3        $   42.32       418,512          $   36.95
===========================================================================================================

Stock Plan for Non-Employee Directors: The Stock Plan for Non-Employee Directors ("Stock Plan"), approved by the stockholders in 1996, authorized the grant of restricted stock awards and, at the option of the Directors, the deferred payment of regular stipulated compensation and meeting fees in equivalent shares. Pursuant to the terms of the Stock Plan, the non-employee directors received an initial grant of 3,612 shares in 1996, which became unrestricted in 2001. Additionally, on the fifth anniversary of the initial grant, those non-employee directors who remained a non-employee director, received an additional grant equal to the product of increasing $13,300 at an annual rate of 2.96%, compounded monthly from the effective date of the Stock Plan. In 2001, the amount per director was calculated to be $15,419, representing a total additional grant of 1,555 restricted shares. The cost of the restricted stock awards is being amortized over the five-year restriction period from the date of grant. Newly elected non-employee directors receive similar compensation under the terms of the Stock Plan upon their election to the Board.

Pursuant to election by non-employee directors to receive shares in lieu of payment for earned and deferred compensation under the Stock Plan, the Corporation had provided for an aggregate additional 11,476 shares, at an average price of $41.14 as of December 31, 2002. During 2002, the Corporation issued 2,455 shares in deferred compensation pursuant to such elections.

Depending on the extent to which the non-employee directors elect to receive future compensation in shares, total awards issued under this Stock Plan could exceed the 16,000 registered shares by April 12, 2006, the termination date of the Stock Plan.

16. Environmental Costs

The Corporation has continued the operation of the ground water and soil remediation activities at the Wood-Ridge, New Jersey site through 2002. The cost of constructing and operating this site was provided for in 1990 when the Corporation established a $21.0 million reserve to remediate the property. Costs for operating and maintaining this site totaled $0.5 in 2002, 2001, and 2000, all of which have been charged against the previously established reserve. In 2002, the Corporation increased the remediation reserve by $1.0 million based upon revised operating projections. Even though this property was sold in December 2001 (see Note 3), the Corporation retained the responsibility for this remediation in accordance with the sale agreement.

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


                                              CURTISS-WRIGHT AND SUBSIDIARIES 47

In October 2002 the Corporation acquired the Electro-Mechanical Division ("EMD") facility from Westinghouse Government Services LLC ("Seller"). Included in the purchase was the assumption of several Nuclear Regulatory Commission ("NRC") licenses, necessary for the continued operation of the business. In connection with these licenses, the NRC required financial assurance from the Corporation (in the form of a parent company guarantee), representing estimated environmental decommissioning and remediation costs associated with the commercial operations covered by the licenses. In addition, the Corporation has established reserves for additional potential environmental remediation costs. Remediation and investigation of the EMD facility are ongoing. As of December 31, 2002 the balance in this reserve is $13.6 million. The Corporation obtained partial environmental insurance coverage specifically for the EMD facility. The policy provides coverage for losses due to on or off-site pollution conditions, which are pre-existing and unknown.

The noncurrent environmental obligation at December 31, 2002 was $22.6 million compared to $9.5 million at December 31, 2001.

17. Pension and Other Postretirement Benefit Plans

The Corporation maintains a non-contributory defined benefit pension plan covering substantially all employees other than those employees covered by the EMD Pension Plan described below. The Curtiss-Wright Retirement Plan (the "CW Pension Plan") formula for non-union employees is based on years of credited service and the five highest consecutive years' compensation during the last ten years of service and a "cash balance" benefit. Union employees who have negotiated a benefit under the CW Pension Plan are entitled to a benefit based on years of service multiplied by a monthly pension rate. Employees are eligible to participate in the CW Pension Plan after one year of service and are vested after five years of service. At December 31, 2002 and December 31, 2001, the Corporation had prepaid pension costs of $76.1 million and $70.8 million, respectively, under the CW Pension Plan. At December 31, 2002, approximately 40% of CW Pension Plan assets are invested in debt securities, including a portion in U.S. Government issues. Approximately 60% of CW Pension Plan assets are invested in equity securities.

The Corporation also maintains a non-qualified Restoration Plan covering those employees whose compensation or benefits exceed the IRS limitation for pension benefits. Benefits under the Restoration Plan are not funded, and as such, the Corporation had an accrued pension liability of $1.1 million at December 31, 2002 and 2001.

The Corporation also provides post-retirement health benefits to certain employees (the "CW Retirement Plan"). In 2002, the Corporation restructured the post-retirement medical benefits for certain active employees whereby this obligation was transferred to the CW Pension Plan.

As a result of the EMD acquisition in October 2002, the Corporation maintains three additional types of postretirement benefit plans, as described below. Prior to the acquisition, EMD employees participated in similar plans sponsored by the prior owner. The unfunded status of the plans was recorded as a liability at the date of acquisition.

The Corporation maintains the Curtiss-Wright Electro-Mechanical Division Pension Plan (the "EMD Pension Plan"), a qualified contributory defined benefit pension plan, which covers all of the EMD employees. The EMD Pension Plan covers both union and non-union employees and is designed to satisfy the requirements of relevant collective bargaining agreements. Employee contributions are withheld semi-monthly equal to 1.5% of salary. The benefits under the EMD Pension Plan are based on years of service and compensation. As of December 31, 2002, the EMD Pension Plan was still transitioning funds from the former Westinghouse plan. As such, approximately 76% of EMD Pension Plan assets were held in cash and approximately 24% were held as a receivable from the Westinghouse plan. At December 31, 2002, the Corporation had an accrued pension liability of $35.6 million related to the EMD Pension Plan.

The Corporation maintains the Curtiss-Wright Electro-Mechanical Division Non-Qualified Plan (the "EMD Supplemental Plan"), a non-qualified non-contributory unfunded supplemental retirement plan for eligible EMD key executives. The EMD Supplemental Plan provides for periodic payments upon retirement that are based on total compensation (including amounts in excess of qualified plan limits) and years of service, and are reduced by benefits earned from certain other pension plans in which the executives participate. At December 31, 2002, the Corporation had an accrued pension liability of $2.4 million related to the EMD Supplemental Plan.

The Corporation, through an administration agreement with Westinghouse, maintains the Westinghouse Government Services Group Welfare Benefits Plan (the "EMD Retirement Plan"), a retiree health and life insurance plan for substantially all of the EMD employees. The EMD Retirement Plan provides basic coverage on a non-contributory basis. Benefits are based on years of service. At December 31, 2002, the Corporation had an accrued postretirement benefit liability of $36.3 million related to the EMD Retirement Plan. Other assets include a $6.5 million discounted receivable from Washington Group International to reimburse the Corporation for a portion of postretirement benefit costs pursuant to the Asset Purchase Agreement.


48 CURTISS-WRIGHT AND SUBSIDIARIES

                                                              Curtiss-Wright                               EMD
-------------------------------------------------------------------------------------------    -------------------------
                                                                                                 Pension  Postretirement
                                                 Pension Benefits   Postretirement Benefits     Benefits        Benefits
-------------------------------------------------------------------------------------------    -------------------------
(In thousands)                                  2002         2001         2002         2001         2002            2002
------------------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:

Benefit obligation at beginning of year    $ 103,344    $ 103,427    $   1,990    $   2,027    $      --       $      --
Effect of EMD acquisition                         --           --           --           --      111,642          36,344
Service cost                                   6,015        4,740          129          112          424              --
Interest cost                                  7,650        7,113          148          126        1,278              --
Plan participants' contributions                  --           --           20           34           --              --
Amendments                                       829           --           --           --           --              --
Actuarial loss (gain)                          7,376           (4)         159         (217)          --              --
Benefits paid                                (15,298)     (11,932)         (90)         (92)        (902)             --
Curtailment of benefits                        1,911           --       (1,844)          --           --              --
------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year            111,827      103,344          512        1,990      112,442          36,344
========================================================================================================================

CHANGE IN PLAN ASSETS:

Fair value of plan assets at beginning
 of year                                     216,944      252,682           --           --           --              --
Effect of EMD acquisition                         --           --           --           --       74,245              --
Actual return on plan assets                 (13,761)     (23,882)          --           --          992              --
Employer contribution                             84           76           70           58           --              --
Plan participants' contribution                   --           --           20           34           --              --
Benefits paid                                (15,298)     (11,932)         (90)         (92)        (902)             --
------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year     187,969      216,944           --           --       74,335              --
========================================================================================================================
Funded status                                 76,141      113,601         (512)      (1,990)     (38,107)        (36,344)
Unrecognized net actuarial gain               (2,179)     (44,220)        (879)      (2,548)         100              --
Unrecognized transition obligation               (14)         (18)          --           --           --              --
Unrecognized prior service costs               1,092          294           --         (797)          --              --
------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit costs            $  75,040    $  69,657    $  (1,391)   $  (5,335)   $ (38,007)      $ (36,344)
========================================================================================================================

COMPONENTS OF NET PERIODIC BENEFIT
(REVENUE) COST:

Service cost                               $   6,015    $   4,740    $     129    $     112    $     424       $      --
Interest cost                                  7,650        7,113          148          126        1,278              --
Expected return on plan assets               (18,705)     (18,089)          --           --       (1,092)             --
Amortization of prior service cost                26          (40)        (123)        (123)          --              --
Amortization of transition obligation             (4)      (2,188)          --           --           --              --
Recognized net actuarial (gain) loss          (2,191)      (2,578)        (179)        (200)          --              --
Cost of settlement                             1,911           --       (3,849)          --           --              --
------------------------------------------------------------------------------------------------------------------------
Net periodic benefit (revenue) expense     $  (5,298)   $ (11,042)   $  (3,874)   $     (85)   $     610       $      --
========================================================================================================================

WEIGHTED-AVERAGE ASSUMPTIONS AS OF
DECEMBER 31:

Discount rate                                   6.75%        7.00%        6.75%        7.00%        7.00%           6.75%
Expected return on plan assets                  8.50%        8.50%          --           --         8.88%             --
Rate of compensation increase                   4.25%        4.50%          --           --         4.00%           4.00%


                                              CURTISS-WRIGHT AND SUBSIDIARIES 49

For measurement purposes, a 12.00% and an 11.10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002 for the CW Retirement Plan and the EMD Retirement Plan, respectively. The rate was assumed to decrease gradually to 5.50% over the next six years and remain at that level thereafter.

The Corporation offers all of its domestic employees the opportunity to participate in a defined contribution plan. Costs incurred by the Corporation in the administration of the defined contribution plan are not material.

In addition, the Corporation had foreign pension costs under various retirement plans of $1.6 million, $1.0 million, and $0.9 million in 2002, 2001, and 2000, respectively.

Effect of change in health care cost trend on:

================================================================================
                                             CW                     EMD
                                       Retirement Plan        Retirement Plan
--------------------------------------------------------------------------------
                                           1%         1%          1%         1%
(In thousands)                       Increase   Decrease    Increase   Decrease
--------------------------------------------------------------------------------
Total service and interest
   cost components                    $    42    $   (35)    $    --    $    --
Postretirement
   benefit obligation                 $    31    $   (29)    $ 2,486    $(2,595)
================================================================================

The Corporation discontinued postretirement medical coverage for former employees of its Fairfield, NJ plant due to its closure, which resulted in income of $2.9 million in 2000.

18. Leases

Buildings and Improvements Leased to Others. The Corporation previously leased certain of its buildings and related improvements to outside parties under non-cancelable operating leases. The Corporation sold one of its two remaining rental properties in 2002, and vacated the other in preparation for sale. Cost and accumulated depreciation of the buildings and improvements at December 31, 2002 and December 31, 2001 were $7.3 million and $5.0 million, respectively. On December 20, 2001, the Corporation sold its Wood-Ridge Business Complex. As a result of the above, the Corporation will no longer report net rental income.

Facilities and Equipment Leased from Others. The Corporation conducts a portion of its operations from leased facilities, which include manufacturing and service facilities, administrative offices, and warehouses. In addition, the Corporation leases automobiles, machinery, and office equipment under operating leases. Rental expenses for all operating leases amounted to approximately $8.2 million in 2002, $4.9 million in 2001, and $4.3 million in 2000.

At December 31, 2002, the approximate future minimum rental commitments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

================================================================================
                                                                          Rental
(In thousands)                                                        Commitment
--------------------------------------------------------------------------------
2003                                                                     $ 9,110
2004                                                                       7,659
2005                                                                       6,769
2006                                                                       5,550
2007                                                                       4,899
2008 and beyond                                                           13,924
--------------------------------------------------------------------------------
                                                                         $47,911
================================================================================

19. Industry Segments

The Corporation manages and evaluates its operations based on the products and services it offers and the different markets it serves. Based on this approach, the Corporation has three reportable segments: Motion Control, Flow Control, and Metal Treatment. The Motion Control segment primarily designs, develops, and manufactures mechanical systems, drive systems, and electronic controls and sensors for the aerospace and defense industries. The Flow Control segment primarily designs, manufactures, distributes, and services a broad range of highly engineered flow control products for severe service military and commercial applications. Metal Treatment provides approximately 50 metal-treating services, with its principal services being "shot-peening" and "heat-treating." The segment provides these services to a broad spectrum of customers in various industries, including aerospace, automotive, construction equipment, oil, petrochemical and metal working.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. Interest expense and income taxes are not reported on an operating segment basis because they are not considered in the performance evaluation by the Corporation's chief operating decision-maker, its Chairman and CEO.

The Corporation had one commercial customer in the Motion Control segment that accounted for 13% of its consolidated revenue in 2001 and 13% in 2000. During 2002, the Corporation had no commercial customer representing more than 10% of consolidated revenue.


50 CURTISS-WRIGHT AND SUBSIDIARIES

Consolidated Industry Segment Information:

=================================================================================================================
                                            Motion       Flow      Metal      Segment   Corporate    Consolidated
(In thousands)                             Control    Control  Treatment(1)     Total     & Other(2)        Total
-----------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2002:

Revenue from external customers          $ 233,437  $ 172,455  $ 107,386    $ 513,278   $      --       $ 513,278
Intersegment revenues                           --         --        491          491          --             491
Operating income (costs)                    29,579     20,693     14,403       64,675      (2,846)         61,829
Depreciation and amortization expense        7,394      5,059      6,063       18,516         177          18,693
Segment assets                             260,984    319,272    124,546      704,802     108,122         812,924
Capital Expenditures                         8,243     10,787     15,873       34,903          51          34,954
-----------------------------------------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 2001:

Revenue from external customers          $ 137,103  $  98,257  $ 107,807    $ 343,167   $      --       $ 343,167
Intersegment revenues                           --         --        446          446          --             446
Operating income (costs)                    19,219     10,703     19,513       49,435      (2,277)         47,158
Depreciation and amortization expense        4,270      4,279      5,519       14,068         666          14,734
Segment assets                             152,962    108,689     95,945      357,596     142,832         500,428
Capital Expenditures                         6,306      1,943     10,856       19,105         249          19,354
-----------------------------------------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31, 2000:

Revenue from external customers          $ 126,771  $  97,486  $ 105,318    $ 329,575   $      --       $ 329,575
Intersegment revenues                           --         --        508          508          --             508
Operating income                            15,383     10,276     23,502       49,161       3,024          52,185
Depreciation and amortization expense        4,086      4,124      5,031       13,241       1,105          14,346
Segment assets                              96,955     82,670     84,538      264,163     145,253         409,416
Capital Expenditures                         1,776      1,826      5,451        9,053         453           9,506
-----------------------------------------------------------------------------------------------------------------

(1) Operating income for the Metal Treatment segment includes nonrecurring costs of $0.5 million associated with the relocation of a shot-peening facility in 2002.

(2) Operating income (costs) for Corporate and other includes $1.2 million of net environmental remediation and administrative expenses, $0.6 of post employment expenses, $0.5 million of professional consulting fees associated with the integration of recent acquisitions, and other expenses in 2002; $1.5 million for recapitalization costs and $0.2 million for environmental costs in 2001; $2.8 million gain for the curtailment of postretirement benefits and $1.9 million net environmental recoveries, offset by accrued post employment cost of $0.7 million in 2000.


                                              CURTISS-WRIGHT AND SUBSIDIARIES 51

Reconciliations:

========================================================================================================
For the years ended December 31, (In thousands)                          2002          2001         2000
--------------------------------------------------------------------------------------------------------
REVENUES:

Total segment revenue                                                $513,278      $343,167     $329,575
Intersegment revenue                                                      491           446          508
Elimination of intersegment revenue                                      (491)         (446)        (508)
--------------------------------------------------------------------------------------------------------

   Total consolidated revenues                                       $513,278      $343,167     $329,575
--------------------------------------------------------------------------------------------------------

EARNINGS BEFORE TAXES:

Total segment operating income                                       $ 64,675      $ 49,435     $ 49,161
Insurance settlements, net                                                 --            --        3,041
Corporate and administrative                                           (2,846)       (2,277)         (17)
Investment income, net                                                    591         2,599        2,862
Rental income, net                                                        148         3,585        3,638
Pension income, net                                                     7,208        11,042        7,813
Other income, net                                                       3,769        38,993        1,216
Interest expense                                                       (1,810)       (1,180)      (1,743)
--------------------------------------------------------------------------------------------------------

   Total consolidated earnings before tax                            $ 71,735      $102,197     $ 65,971
--------------------------------------------------------------------------------------------------------

ASSETS:

Total assets for reportable segments                                 $704,802      $357,596     $264,163
Short-term investments                                                    330        41,658       62,766
Pension assets                                                         76,072        70,796       59,765
Other assets                                                           31,764        30,418       22,801
Elimination of intersegment receivables                                   (44)          (40)         (79)
--------------------------------------------------------------------------------------------------------

Total consolidated assets                                            $812,924      $500,428     $409,416
--------------------------------------------------------------------------------------------------------

==================================================================================================================
December 31, (In thousands)               2002                         2001                         2000
------------------------------------------------------------------------------------------------------------------

                                             Long-Lived                   Long-Lived                    Long-Lived
                                 Revenues(1)     Assets       Revenues(1)     Assets       Revenues(1)      Assets
------------------------------------------------------------------------------------------------------------------
Geographic Information:
North America                    $401,466      $165,208       $257,208      $ 71,501       $213,343        $60,141
United Kingdom                     49,519        38,235         31,340        22,961         32,133         22,666
Other foreign countries            62,293        15,606         54,619        10,689         84,099         10,429
------------------------------------------------------------------------------------------------------------------

Consolidated total               $513,278      $219,049       $343,167      $105,151       $329,575        $93,236
==================================================================================================================

(1) Revenues are attributed to countries based on the location of the customer.


52 CURTISS-WRIGHT AND SUBSIDIARIES

20. Contingencies and Commitments

The Corporation's subsidiary located in Switzerland entered into a sales agreement with the Spanish Ministry of Defense which contained an offset obligation for the purchase of approximately 24.0 million Swiss francs of product from Spanish suppliers over a seven-year period which began in 1999. The offset obligation contains two interim milestones, which if not met, could increase the total obligation by 10% per milestone. The first milestone occurred in February 2001 and was met. The next milestone occurs in 2003. As of December 31, 2002, the Corporation has accrued 0.6 million Swiss francs (approximately $0.4 million) included in other current liabilities as a contingency against not achieving this milestone and/or compliance with the remainder of this agreement.

The same subsidiary also entered into a sales agreement with the Austrian Defense Ministry which contained an offset obligation for the purchase of approximately 18.5 million Swiss francs of product from Austrian suppliers through May 2007. This agreement contains no milestones but there are penalty provisions for up to 5% of the unfulfilled amount. As of December 31, 2002, the Corporation has accrued approximately 0.3 million Swiss francs (approximately $0.2 million) included in other current liabilities as a contingency against non-compliance with the purchase obligations of this agreement.

The Corporation, through its subsidiary located in Switzerland, entered into a credit agreement with UBS AG ("UBS") for a credit facility in the amount of 6.0 million Swiss francs (approximately $4.3 million) for the issue of performance guarantees related to a long-term contract. The Corporation received prepayments on this contract, which are being used as collateral against the credit facility. The customer can draw down on the line of credit for nonperformance up to the amount of pledged collateral, which is released from restriction over time as the Corporation meets its obligations under the long-term contract. Under the terms of this credit facility agreement, the Corporation is not permitted to borrow against the line of credit. The Corporation is charged a commitment fee on the outstanding balance of the collateralized cash. As of December 31, 2002, the amount of restricted cash under this facility was $3.3 million, of which $1.1 million is expected to be released from restriction after one year.

In October 2002, the Corporation acquired EMD. Included in the purchase was the assumption of several NRC licenses, necessary for the continued operation of the business. In connection with these licenses, the NRC required financial assurance from the Corporation (in the form of a parent company guarantee), representing estimated environmental decommissioning and remediation costs associated with the commercial operations covered by the licenses. The guarantee for the decommissioning costs of the refurbishment facility, which is estimated for 2017, is $2.8 million. See note 16 for further information.

Consistent with other entities its size, the Corporation is party to several legal actions and claims, none of which individually or in the aggregate, in the opinion of management, are expected to have a material adverse effect on the Corporation's results of operations or financial position.

21. Subsequent Events

Acquisitions

On February 28, 2003, the Corporation acquired the assets of Collins Technologies from G.L Collins Corporation. The purchase price of the acquisition, subject to adjustment as provided for in the Asset Purchase Agreement, was $12.0 million in cash and the assumption of certain liabilities. Management funded the purchase price from credit available under the Corporation's Short-Term Credit Agreement. Revenues of the purchased business totaled approximately $8.3 million for the year ending March 31, 2002. Management intends to incorporate the operations of G.L. Collins Corporation into the Corporation's Motion Control Segment.

On March 11, 2003, the Corporation acquired selected assets of Advanced Material Process Corp. ("AMP"), a private company with operations located in Wayne, Michigan. The purchase price of the acquisition, subject to adjustment as provided for in the Asset Purchase Agreement, was $5.7 million in cash and the assumption of certain liabilities. Management funded the purchase price from credit available under the Corporation's Short-Term Credit Agreement. Annual sales of the purchased business are approximately $5.0 million. Management intends to incorporate the operations of AMP into the Corporation's Metal Treatment Segment.

On March 19, 2003, the Corporation entered into an agreement to acquire selected assets of E/M Engineered Coatings Solutions ("E/M Coatings"). The purchase price of the acquisition, subject to adjustment as provided in the Asset Purchase Agreement, was $16.7 million in cash and the assumption of certain liabilities. Management's intention is to fund the purchase price from credit available under the Corporation's Short-Term Credit Agreement. Revenues of the purchased business totaled approximately $26.0 million for the year ending December 31, 2002. Management intends to incorporate the operations of E/M Coatings into the Corporation's Metal Treatment Segment.


                                              CURTISS-WRIGHT AND SUBSIDIARIES 53

CORPORATE DIRECTORY

Directors

MARTIN R. BENANTE
Chairman of the Board of Directors

ADMIRAL JAMES B. BUSEY IV
Admiral, U.S. Navy (Ret.)
Director, Mitre Corporation
Director, Texas Instruments, Inc.
Former President and Chief Executive Officer of AFCEA
International Aviation Safety and Security Consultant

S. MARCE FULLER
President and Chief Executive Officer of Mirant Corporation, Inc.
(formerly known as Southern Energy, Inc.)
Director, Earthlink, Inc.

DAVID LASKY
Former Chairman and Chief Executive Officer of
Curtiss-Wright Corporation

WILLIAM B. MITCHELL
Director, Mitre Corporation
Former Vice-Chairman of Texas Instruments Inc.

JOHN R. MYERS
Chairman and Chief Executive Officer of Tru-Circle Corporation
Management Consultant
Former Chairman of the Board of Garrett Aviation Services

DR. WILLIAM W. SIHLER
Ronald E. Trzcinski Professor of Business Administration
Darden Graduate School of Business Administration
University of Virginia

J. McLAIN STEWART
Director, McKinsey & Co. Management Consultants

Officers

MARTIN R. BENANTE
Chairman and Chief Executive Officer

GEORGE J. YOHRLING
Executive Vice President

JOSEPH NAPOLEON
Executive Vice President

EDWARD BLOOM
Vice President

GLENN E. TYNAN
Vice President--Finance
Chief Financial Officer

MICHAEL J. DENTON
Vice President, Corporate Secretary, and
General Counsel

GARY J. BENSCHIP
Treasurer

KEVIN M. McCLURG
Corporate Controller


54 CURTISS-WRIGHT AND SUBSIDIARIES