Form 10-K, Exhibit 13
period 2003-12-31
CURTISS WRIGHT CORP
filed 2004-03-10
CIK 26324

[LOGO]
CURTISS
 WRIGHT

CURTISS-WRIGHT CORPORATION
4 BECKER FARM ROAD
ROSELAND, NEW JERSEY 07068

WWW.CURTISSWRIGHT.COM

[LOGO]

  CW      CW.B
------   ------      S&P
LISTED   LISTED   --------
------   ------   SMALLCAP
 NYSE     NYSE       600

CURTISS-WRIGHT CORPORATION ANNUAL REPORT 2003

                                   [GRAPHIC]

                                                An F/A-22 fighter jet slices
                                                across the sky.

                                                --------------------------------

                                                A nuclear submarine
                                                descends far below the
                                                ocean's surface.

                                                --------------------------------

                                                An oil rig commands
                                                the horizon off the coast
                                                of Louisiana.

                                                --------------------------------

                                                A rescue helicopter lands
                                                safely at a hospital in Seattle.


                                                Curtiss-Wright is there.

        CONTENTS

22      LETTER TO SHAREHOLDERS
28      2003 ACQUISITIONS
29      AT A GLANCE
30      QUARTERLY RESULTS OF OPERATIONS
30      CONSOLIDATED SELECTED FINANCIAL DATA
31 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
42      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
43      REPORT OF THE CORPORATION
44      REPORT OF INDEPENDENT ACCOUNTANTS
45      CONSOLIDATED FINANCIAL STATEMENTS
49      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
72      CORPORATE INFORMATION

FINANCIAL HIGHLIGHTS

(In thousands, except per share data; unaudited)                  2003                 2002                2001
PERFORMANCE:
Net Sales                                                 $    746,071         $    513,278         $   343,167
Earnings before interest, taxes, depreciation,
    amortization and pension income                            119,435               85,030             107,069
Normalized earnings before interest, taxes,
    depreciation, amortization and pension income              119,435               80,874              68,470
Net earnings                                                    52,268               45,136              62,880
Normalized net earnings(1)                                      52,268               41,642              40,633
Free cash flow(4)                                               50,266               28,875              58,260
Normalized free cash flow(4)                                    50,266               25,381              36,013
Diluted earnings per share(3)                                     2.50                 2.16                3.07
Normalized diluted earnings per share(3)                          2.50                 2.00                1.99
Return on sales(2)                                                6.7%                 9.1%               19.0%
Normalized return on sales(2)                                     6.7%                 8.3%               12.3%
Return on capital(2)                                              7.6%                 8.3%               18.3%
Normalized return on capital(2)                                   7.6%                 7.6%               11.8%
New orders                                                     743,115              478,197             326,475
Backlog at year-end                                            505,519              478,494             242,257

YEAR-END FINANCIAL POSITION
Working capital                                           $    238,640         $    137,237         $   149,231
Current ratio                                                 2.8 to 1             1.8 to 1            3.0 to 1
Total assets                                                   973,665              810,102             500,428
Stockholders' equity                                           478,881              411,228             349,954
Stockholders' equity per share(3)                                23.04                20.02               17.37

OTHER YEAR-END DATA
Depreciation and amortization                             $     31,327         $     18,693         $    14,734
Capital expenditures                                            33,329               34,954              19,354
Shares of stock outstanding at December 31(3)               20,785,856           20,544,586          20,149,450
Number of registered stockholders                                7,768                8,034               9,898
Number of employees                                              4,655                4,244               2,625

DIVIDENDS PER SHARE                                       $       0.32         $       0.30         $      0.27

(1) Earnings have been adjusted to exclude the effects of environmental insurance settlements, postretirement benefits and postemployment costs, recapitalization costs, gains on sale of real property, net nonrecurring benefit gain, facility consolidation costs, a release of indemnification reserve, and a net legal settlement.
(2) The performance ratios for all years have been shown on a pro-forma basis, excluding the results of the acquired companies in those respective years.
(3) Share and per share data for all years have been adjusted to reflect the 2-for-1 stock split paid on December 17, 2003.
(4) Free cash flow is defined as net earnings plus depreciation and amortization, less capital expenditures.

[BAR CHART]

NET SALES ($000S)
SALES PER EMPLOYEE ($)

NET SALES $746,071
SALES PER EMPLOYEE $168,654

[BAR CHART]

OPERATING INCOME ($000S)

REPORTED $89,330
NORMALIZED $89,330

[BAR CHART]

NET EARNINGS ($000S)

REPORTED $52,268
NORMALIZED $52,268

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

CARL G. MILLER
Former Chief Financial Officer of TRW, Inc.

WILLIAM B. MITCHELL
Director, Mitre Corporation
Former Vice-Chairman of Texas Instruments Inc.

JOHN R. MYERS
Former Chairman and Chief Executive Officer of Tru-Circle Corporation Management Consultant
Former Chairman of the Board of Garrett Aviation Services

DR. WILLIAM W. SIHLER
Ronald E. Trzcinski Professor of Business Administration
Darden Graduate School of Business Administration
University of Virginia

J. MCLAIN STEWART
Director, McKinsey & Co. Management Consultants

OFFICERS

MARTIN R. BENANTE
Chairman and Chief Executive Officer

GEORGE J. YOHRLING
Executive Vice President

EDWARD BLOOM
Vice President

GLENN E. TYNAN
Vice President - Finance, Treasurer and
Chief Financial Officer

MICHAEL J. DENTON
Vice President, Corporate Secretary
and General Counsel

KEVIN M. MCCLURG
Corporate Controller


Design: DeSantis Breindel/NYC
Selected Photography: Philipp Scholz Rittermann, Jan Press

For 75 years, our products have been a critical part of the modern world. We provide essential components to several of the largest, most vital industries in the world, including defense, aerospace and energy. Our highly engineered value-added products are world renowned for their advanced technology and unsurpassed reliability.

Whenever a jet lands safely on an aircraft carrier...
a bomber door opens with split-second reliability...
a high-speed train smoothly executes a hairpin turn along the side of a mountain...it's a safe bet that Curtiss-Wright is there.

                                   [GRAPHIC]

                      An aircraft carrier
                                in the Pacific Ocean.

                                   [GRAPHIC]

We're there.

ON EVERY NUCLEAR-POWERED AIRCRAFT CARRIER COMMISSIONED BY THE US NAVY, CURTISS-WRIGHT'S PUMPS, VALVES AND GENERATOR SYSTEMS ENSURE THE RELIABILITY AND SAFETY OF THE PROPULSION SYSTEM. LANDING ON THE RUNWAY OF A 1,000-FOOT AIRCRAFT CARRIER, AN F-14 IS GUIDED TO SAFETY BY WING FLAPS CONTROLLED BY CURTISS-WRIGHT'S ACTUATION SYSTEM. AS THE AIRCRAFT IS HARNESSED ON THE RUNWAY AND LAUNCHED BACK INTO THE SKY, THE INTEGRITY OF THE CATAPULT SYSTEM IS ENSURED BY CURTISS-WRIGHT'S METAL TREATMENT SERVICES. IN MISSION-CRITICAL DEFENSE APPLICATIONS FOR SEA, AIR AND LAND, CURTISS-WRIGHT IS THERE.

                                   [GRAPHIC]

WEAPONS BAY DOOR ACTUATION SYSTEMS

The F/A-22 Raptor is the US Air Force's premier next-generation air fighter. The F/A-22 was developed to counter the increased sophistication and threat of hostile air forces and integrated air systems in use around the world. The F/A-22 has unprecedented fighter and attack capabilities with its balanced design of stealth, supercruise speed and extreme agility, along with advanced integrated avionics and a pilot-friendly cockpit.

The F/A-22 aircraft gains much of its stealth capability from its smooth, streamlined shape and by storing its weapons internally rather than on external wing pods. A key component of this aircraft is the weapons bay doors, which must open in order to deploy a missile. While the doors are opening and closing, the aircraft's stealth effect is compromised. Curtiss-Wright's actuation systems reliably open and close the main and side weapons bay doors in the blink of an eye, thereby maximizing mission effectiveness and pilot safety. Curtiss-Wright also supplies the entire leading-edge slat actuation and drive systems for the F/A-22 program.



4       CURTISS-WRIGHT AND SUBSIDIARIES

                                  [LINE CHART]

Industry Revenue

          DEFENSE

Market Overview: Defense
--------------------------------------------------------------------------------

Within the defense market, Curtiss-Wright provides the most technologically advanced flow control and motion control products, and metal treatment services to naval, aerospace and ground defense programs. Our products manage the flow of liquids on a nuclear submarine and control the lift, flight and landing of aircraft. Our metal treatment services enhance the performance of critical jet engine and aircraft structural components.

Our world-class reputation is built on engineering excellence, as demonstrated by the technical innovations we develop to solve customer needs, and our precision manufacturing that ensures the superior performance of our products. As a result, we are the sole-source supplier of hermetically sealed valves, coolant pumps, motors and control systems for the US Navy nuclear submarine and aircraft carrier programs. We are also the designer and sole-source supplier of the largest, quietest and most power-dense generators that power the Navy's latest classes of nuclear submarines and aircraft carriers. Curtiss-Wright is extending these motor and generator technologies to other critical applications, including advanced aircraft arresting gear (AAG) and electro-magnetic aircraft launching systems (EMALS) that capture and relaunch aircraft on the next generation of aircraft carriers.

In military aerospace, Curtiss-Wright is a leading supplier of flight controls, position sensors, control electronics, fire detection and power conversion systems. We also provide sophisticated aiming, stabilization and suspension systems for ground combat vehicles.

The defense market provides significant growth opportunities for application of Curtiss-Wright technologies, products and services, including new construction of submarines and aircraft carriers, retrofits for aircraft refueling systems, development programs for the F/A-22 and Joint Strike Fighter, and various ground combat vehicle programs.


                                         CURTISS-WRIGHT AND SUBSIDIARIES       5

                                   [GRAPHIC]

A tank in the Middle East.

                                   [GRAPHIC]

We're there.

AS A MILITARY TANK CROSSES THE LANDSCAPE, CURTISS-WRIGHT'S TARGET ACQUISITION, AIMING AND SITE SELECTION COMPONENTS KEEP ITS WEAPONS ON TARGET AND STABILIZED REGARDLESS OF THE TERRAIN OR SPEED. CURTISS-WRIGHT HAS PROVIDED THOUSANDS OF MISSION-CRITICAL, HIGH-PERFORMANCE ELECTRONIC SYSTEMS AND SUBSYSTEMS FOR THE BRADLEY FIGHTING VEHICLE, ABRAMS TANK AND OTHER ARMORED VEHICLES. OPERATING UNDER THE MOST DEMANDING CONDITIONS, CURTISS-WRIGHT'S EMBEDDED ELECTRONIC SYSTEMS MAXIMIZE THE SAFETY AND SUPERIORITY OF COMBAT AND TACTICAL VEHICLES, BOTH IN THE AIR AND ON THE GROUND. WHETHER DEVELOPING TECHNOLOGIES FOR TOMORROW'S FUTURE COMBAT SYSTEMS OR SUPPORTING OUR ARMED FORCES' LEGACY PROGRAMS, CURTISS-WRIGHT IS THERE.

                                   [GRAPHIC]

EMBEDDED COMPUTER SYSTEMS

The US Air Force's Global Hawk is a high-altitude, long-endurance unmanned aerial reconnaissance aircraft designed to provide military field commanders with high-resolution photographs of large geographic areas. Advanced technology sensors, with a range greater than halfway around the world, and extended flight capabilities enable the Global Hawk to provide the military with essential intelligence without risking lives. Considered the future of air defense, the Global Hawk is one of a number of next-generation unmanned aerial vehicles
(UAVs) expected to significantly increase the effectiveness and efficiency of combat operations. Its ability to quickly gather and transmit real-time surveillance information dramatically improves the mission safety of military personnel in the air and on the ground.

The superior performance of the Global Hawk system is achieved through its high-integrity, embedded computer systems. The Global Hawk's flight control, sensors, mission operations and navigation are managed by two Curtiss-Wright Integrated Main Mission Management Computers that act essentially as the brain of the aircraft. The speed, reliability and accuracy of the computers allow the Global Hawk to fly for over 30 hours at altitudes greater than 50,000 feet and land on the centerline of its destination runway, all without human intervention. The advanced technological capabilities of the Global Hawk system will significantly enhance the US military's ability to succeed in all types of operations, from sensitive peace-keeping missions to full-scale combat.


8       CURTISS-WRIGHT AND SUBSIDIARIES

                                  [LINE CHART]

Industry Revenue

          DEFENSE ELECTRONICS

Market Overview: Defense Electronics
--------------------------------------------------------------------------------

As the next generation of military defense equipment is developed, electronic systems will enhance the strategic mobility of military operations. Conventional combat vehicles are being systematically replaced with lighter, more maneuverable models through programs such as the US Army's Future Combat System
(FCS). A highly integrated structure of manned and unmanned air and ground vehicles, FCS will provide an interlinked, wireless network to create a unified combat force. This will enable rapid communication and decisive action across the full spectrum of military operations.

Curtiss-Wright specializes in the design and manufacture of high-performance, embedded electronic subsystems, employing state-of-the-art real-time technology to perform mission-critical operations and communications functions. Our products enable advanced processing in all facets of the military - from upgrading the performance of older platforms to advancing military reconnaissance infrastructure worldwide. Applications include ground vehicles, surface and subsurface naval platforms, tactical and strategic aircraft, and space vehicles and platforms.

Over the next decade, there will be ample opportunities to participate in the growth of the worldwide defense electronics market. Projected to be among the fastest-growing portions of the US defense budget, the electronics market represents just over 20 percent of the budget for 2004. Vehicle electronics (Vetronics) is expected to grow from $318 million in 2002 to over $1.9 billion over the next five years, with 70 percent coming from new programs such as FCS.


                                         CURTISS-WRIGHT AND SUBSIDIARIES       9

                                   [GRAPHIC]

                   A commercial jet high above North America.

                                   [GRAPHIC]

We're there.

WHENEVER A COMMERCIAL AIRPLANE TAKES OFF AND SAFELY LANDS AT ITS DESTINATION, CURTISS-WRIGHT PROVIDES THE INNOVATIVE TECHNOLOGIES, HIGH-PERFORMANCE PRODUCTS AND SYSTEMS THAT OPERATE THE AIRCRAFT FLIGHT CONTROL SURFACES AND COMMUNICATE VITAL DATA ON FLIGHT CONDITIONS WITHIN AND SURROUNDING THE AIRCRAFT. FROM PASSENGER JETS TO RESCUE HELICOPTERS, CURTISS-WRIGHT IS THERE SUPPORTING THE FULL SPECTRUM OF AVIATION PLATFORMS.

                                   [GRAPHIC]

LASER PEENING TECHNOLOGY

A laser beam impacts the surface of a metal part with the instantaneous power output of a nuclear power plant. The shock wave created by the laser beam compresses the metal's surface, strengthening its resistance to cracking and corrosion. This is the essence of laser peening technology, which Curtiss-Wright recently commercialized with great success.

Hundreds of commercial aircraft are now flying with critical parts of their jet engines laser peened to improve their durability and reliability. Laser peening creates a layer of compressive strength in the areas of the part that are most vulnerable to failure. Estimated maintenance savings for these aircraft are significant. As new aircraft are designed, our laser peening technology will enable engineers to design parts that are safer, lighter and perform more efficiently and economically.

In addition to the current applications on jet engine components, future uses for laser peening are projected for components used in aerospace structures, nuclear power generation, hazardous waste disposal, high-performance race cars, medical implants, and oil and gas drilling. Curtiss-Wright developed its laser peening technology in partnership with Lawrence Livermore National Laboratory and retains the exclusive worldwide rights to the intellectual property necessary for its use on commercial components.


12      CURTISS-WRIGHT AND SUBSIDIARIES

                                  [LINE CHART]

Industry Revenue

          COMMERCIAL AEROSPACE

Market Overview: Commercial Aerospace
--------------------------------------------------------------------------------

Every day thousands of commercial airliners around the world safely take off and land with the help of Curtiss-Wright. Our flight control actuation devices, which extend and retract a wing's leading-edge slats and trailing-edge flaps, allow an airliner to take off and land at lower speeds, thereby increasing passenger safety and reducing runway lengths. Our metal treatment services include precision shaping of a wing's aero-dynamic curvature, coatings for protecting structural fasteners, and shot peening to strengthen critical components - all of which reduce costs for manufacturing, maintenance and repairs.

The commercial aerospace market has experienced a severe downturn over the past three years. Geopolitical conflict, public health epidemics and economic recession have all negatively impacted the global airline industry. Improvements in the economy, already witnessed in the United States, and a greater demand for capacity globally are anticipated to positively impact air travel and lead to an industry recovery.

Curtiss-Wright continues to value its long-term commitment to the commercial aerospace market. Our advanced technologies, precision manufacturing capabilities, low-cost structure and long-standing customer relationships have been and will remain a critical element of our success in this market. During the past several years, Curtiss-Wright has aggressively managed its cost base and is well positioned to benefit from the anticipated upturn in new commercial aircraft development programs.


                                         CURTISS-WRIGHT AND SUBSIDIARIES      13

                                   [GRAPHIC]

A nuclear power plant in Europe.

                                   [GRAPHIC]

We're there.

EVERY DAY, THE TELEVISIONS, REFRIGERATORS, COMPUTERS, TOASTERS, LAMPS AND MANY OTHER APPLIANCES IN MILLIONS OF HOMES ARE POWERED SAFELY USING ELECTRICITY PRODUCED BY NUCLEAR POWER PLANTS. CURTISS-WRIGHT PROVIDES HIGHLY ENGINEERED VALVES, PUMPS, INSTRUMENTATION AND SOFTWARE SYSTEMS TO ENSURE THAT NUCLEAR POWER PLANTS OPERATE AT THE ULTIMATE LEVEL OF SAFETY, EFFICIENCY AND ENVIRONMENTAL COMPLIANCE. FROM DAILY PLANT OPERATION TO PLANT UPGRADES AND NEW CONSTRUCTION, CURTISS-WRIGHT IS THERE.

                                   [GRAPHIC]

ADVANCED PUMP TECHNOLOGY

As demand increases for locally produced, environmentally friendly energy sources, the recognition of nuclear power as a clean, economic and independent energy source is attracting new development. Curtiss-Wright is at the forefront in developing advanced products for the nuclear power industry, including pumps, motors, valves, control rod drive mechanisms, and instrumentation and controls for existing and next-generation commercial nuclear power plants. Our technologies provide solutions to obsolescence issues, ensuring continued high levels of plant safety and efficiency.

Curtiss-Wright is a leading supplier of reactor coolant pumps and motors for the majority of the commercial nuclear pressurized water reactors worldwide. Curtiss-Wright first introduced these pumps over 50 years ago and continues to be a world leader in reactor coolant pump technology, as well as a major supplier of other critical components to the commercial nuclear power industry.

Curtiss-Wright's broad range of core competencies in engineering, analysis, manufacturing and testing are being applied in the commercial nuclear power industry to achieve improvements in operation and maintenance processes, as well as to address the emerging focus of the industry to extend the life and increase power output of existing plants. Curtiss-Wright also plays a key role in maintaining the supply of critical components to the industry that are no longer available from original equipment manufacturers.


16      CURTISS-WRIGHT AND SUBSIDIARIES

                                  [LINE CHART]

Industry Revenue

          NUCLEAR POWER

Market Overview: Nuclear Power
--------------------------------------------------------------------------------

Today, nuclear power plants - the second largest source of electricity in the United States - supply approximately 20 percent of the nation's electricity needs. Nuclear power plants provide the lowest cost energy source. They are environmentally friendly and minimally impact water, land, habitat, species and air resources. The safety of people and the environment is the essence of Curtiss-Wright's advanced technologies for the nuclear power industry.

Curtiss-Wright's valves, pumps and actuators control the flow of liquids, such as water used in the cooling systems of nuclear reactors. Curtiss-Wright is the leading source of hermetically sealed valves that meet the US Nuclear Regulatory Commission's technical specifications for use in nuclear reactors. Curtiss-Wright's Digital Process Control Technology is helping nuclear power plants address growing concerns over obsolete analog instrumentation.

Because of its attractiveness as an energy source, nuclear power is projected to represent a growing share of the developing world's electricity consumption over the next 20 years. License renewal is expected for a majority of the 103 US nuclear power plants and new plant construction is expected to increase nuclear capacity globally. We are committed to providing advanced technologies and innovative solutions to meet the unique nuclear regulatory requirements of operating plants, as well as the construction of new power plants internationally.


                                         CURTISS-WRIGHT AND SUBSIDIARIES      17

                                   [GRAPHIC]

An offshore drilling platform
in the North Sea.

                                   [GRAPHIC]

We're there.

AS EXPLORATION FOR OIL AND GAS EXPANDS INTO MORE REMOTE LOCATIONS AND DEEPER WATERS, CURTISS-WRIGHT DESIGNS TECHNOLOGICALLY ADVANCED VALVES TO MEET THE CHALLENGES OF SUCH HIGH-PRESSURE, CORROSIVE ENVIRONMENTS. OUR ENGINEERING EXPERTISE AND PRECISION PROCESSING PRODUCE VALVES WITH THE TOLERANCE TO PERFORM IN EXTREMELY HARSH CONDITIONS SUCH AS THE NORTH ATLANTIC, BERING SEA AND THE EQUATORIAL WATERS OFF THE AFRICAN COAST. IN EXPLORATION, PRODUCTION AND PROCESSING OF GLOBAL ENERGY RESOURCES, CURTISS-WRIGHT IS THERE.

                                   [GRAPHIC]

DELTAGUARD(R) COKE-DRUM UNHEADING DEVICE

One primary method of refining crude oil into gasoline, jet fuel and diesel requires a process known as delayed coking. Delayed coking is a thermal cracking process achieved through heating crude oil to an extremely high temperature and pumping it into large pressurized drums. This process breaks the heavy oil into lighter, more valuable fluids which are vaporized and removed, while the solid, unconverted coal-like byproduct called coke remains. Unheading, or opening the drum to remove the coke, exposes the drum contents to the atmosphere. The coke-drum unheading process has the potential to be one of the most dangerous refinery operations and has been the cause of severe accidents.

Curtiss-Wright's advanced technology solution, the DeltaGuard(R) coke-drum unheading device, provides the first fully automated, inherently safe system and is quickly becoming the global industry standard. By creating a completely sealed connection from the bottom of the coke-drum down through the discharge chute, the DeltaGuard(R) completely isolates personnel and equipment from exposure to hot coke, water and steam. In addition to safety, the innovative design provides significant economic advantages by minimizing operation and maintenance costs, as well as enabling refiners to process less expensive grades of crude oil.

Curtiss-Wright installed the first DeltaGuard(R) at the Chevron Salt Lake City facility in September 2001 and has since installed units on all 14 Chevron coke-drums in the United States, including the El Segundo Refinery where the above photo was taken. Since its recent introduction, the DeltaGuard(R) has captured in excess of 10% of the total unheading device market in the United States. Curtiss-Wright is also currently manufacturing unheading devices for numerous international refineries.


20      CURTISS-WRIGHT AND SUBSIDIARIES

                                  [LINE CHART]

Industry Revenue

          OIL + GAS

Market Overview: Oil and Gas
--------------------------------------------------------------------------------

World energy consumption is projected to reach the equivalent of nearly 300 million barrels of oil per day by 2020, an increase of approximately 40 percent. Oil and gas will continue to be the primary resource, accounting for 60 percent of the energy supply worldwide. To meet increasing demand, the oil and gas industry is developing reserves in increasingly harsh environments, such as deep water, and increasing supply from sources such as liquid petroleum gas (LPG). Offshore floating platforms, subsea systems and LPG facilities all operate under extreme conditions that require highly engineered products to optimize performance and mitigate failure from corrosion or pressure.

Curtiss-Wright is one of the world's leading manufacturers of pressure-relief valves used to prevent over-pressurization of vessels, pipelines and other critical industrial equipment. Our gate, ball and triple offset butterfly valves continue to provide the highest performance for severe service applications. We continuously bring new products to market, such as our advanced material modulating pilot-operated relief valve and subsea multiphase pump. And our iPRISM(TM) software is revolutionizing plant management, documentation and regulatory compliance.

Capital spending by the process industry is projected to increase in the next two to five years to meet increasing demand and environmental regulations. Primarily, expenditures will be made to retrofit existing facilities with improved equipment, materials upgrades and technologies to increase plant flexibility, reliability, production and profitability. Curtiss-Wright's extensive line of highly engineered, technologically advanced valves and related products are well positioned to support these future requirements of the oil and gas and related industries.


                                         CURTISS-WRIGHT AND SUBSIDIARIES      21

[PHOTO]

Martin R. Benante
Chairman and Chief Executive Officer

To Our Shareholders:

On December 17, 2003, Curtiss-Wright and the world celebrated the 100th Anniversary of the first flight at Kitty Hawk, North Carolina -- a crowning tribute to two of our founding fathers, Orville and Wilbur Wright.

2004 marks another major milestone for Curtiss-Wright Corporation as we proudly celebrate our 75th Anniversary. The pioneering spirit of three great inventors gave birth to the aviation industry. Aside from their historic first flight, the Wright brothers and Glenn Curtiss developed aircraft capable of flying around the world. Their legacy companies, Wright Aeronautical and The Curtiss Aeroplane and Motor Company, were merged to form Curtiss-Wright Corporation on July 5, 1929. On August 22, 1929, Curtiss-Wright Corporation was listed on the New York Stock Exchange where it still trades today.

Curtiss-Wright's enduring success is due to an unwavering commitment to innovation, engineering excellence and technological leadership. These principles guided the Wright brothers to achieve the first flight in 1903 and today inspire us to achieve new firsts in flow control and motion control technologies, and metal treatment services. As we celebrate our 75th Anniversary, our goals remain steadfast:


22      CURTISS-WRIGHT AND SUBSIDIARIES

o     Focus on advanced technology and high-performance platforms;

o Uphold our world-class reputation for engineering excellence and pioneering products; and

o Maintain a solid capital base while executing a disciplined growth strategy.

Strong Financial Performance

In 2003, we achieved record sales and profitability through a mix of organic growth and successful acquisition integration. Our revenues of $746 million in 2003 increased 45% over 2002, and our operating income in 2003 totaled $89 million, an increase of 42% before pension income. Our net earnings of $52 million, or $2.50 per diluted share, increased 26% over 2002 on a normalized basis. Our strong performance is due to our acquisitions achieving better-than-expected results as well as cross-marketing of our products and new technologies generating growth in each of the markets in which we compete.

Our backlog at December 31, 2003 was $506 million compared with $479 million at December 31, 2002. New orders received in 2003 totaled $743 million, which represents a 55% increase over 2002.

In support of our significant growth, we strengthened and expanded our capital structure in September with a private placement of $200 million of senior notes. This long-term debt facility provided liquidity and secured attractive long-term fixed interest rates at historically low levels.

As a result of our market leadership and strong performance, Curtiss-Wright continues to receive accolades for industry leadership. In 2003, Defense News named Curtiss-Wright to its "Fast Track 50" list of the fastest-growing defense firms in the world, with Curtiss-Wright in the top 15 for both one-year and three-year annual growth.

Strategic, Diversified Markets

Our leadership across a broad platform of complementary, strategic niche markets has produced the balance that has allowed us to continue achieving profitable growth during a weak economic cycle and a period of geopolitical uncertainty. While the commercial aerospace market remains soft, the ramp-up of military program initiatives has resulted in strong growth in our defense businesses, including aerospace, naval and land-based programs. In addition, we have built a leading global position in the emerging defense electronics market. Electronics is expected to represent one of the fastest-growing sectors of defense spending as integrated combat systems and unmanned technologies are developed.

We believe strong military spending will continue to fuel our defense businesses over the next two years, at which time we believe a stronger US economy will stimulate spending in other sectors in which we hold strong market positions. Primarily, our long-standing presence in commercial aerospace is well positioned to benefit from increases in consumer travel. During the downturn, Curtiss-Wright has continued to develop innovative technologies, such as laser peening,


                                         CURTISS-WRIGHT AND SUBSIDIARIES      23
while aggressively managing its cost base. As a result, we will continue to be competitive on new commercial aircraft development programs as well as upgrades and repair and overhaul services.

In addition, each of our business segments continues to contribute important technological advances that have driven product expansion into a multitude of energy and industrial markets. Through our flow control segment, we have experienced solid growth in energy markets, such as nuclear power and in oil and gas, by providing valuable new products in valve technology and software systems. Recent acquisitions of electronics technology by our motion control segment will provide new applications for medical imaging and digital equipment. And, in metal treatment services, our advances in laser peening technology are enabling us to explore new opportunities in energy, environmental and medical applications. Achieving this growth in a sluggish economy reflects our skill in creating customer solutions and developing new markets for our products.

Continued Success with Acquisitions

Our focus on technology and innovation is greatly enhanced by our successful acquisition strategy. In 2003, we made six acquisitions that have provided us with new products and technological capabilities, primarily within the defense and commercial electronics sectors, and expanded our global reach and market penetration.

We have successfully increased our position in the defense electronics market and are a global market leader in the embedded systems arena. We anticipate that this market will experience extraordinary growth over the next few years as the next generation of military equipment develops. In 2003, we acquired Collins Technologies, Peritek, Systran, Novatronics and, in early 2004, Dy 4, each of which enhances our ability to offer our customers greater electronic subsystem solutions for military aircraft and ground vehicles. These acquisitions complement our existing technologies in flight and engine control applications and provide us with a core competence in defense electronics upon which we expect to generate significant organic growth. Additionally, we significantly expanded our technological capabilities and market penetration in metal treatment services with the acquisitions of E/M Coatings, a leading provider of specialty coatings to the aerospace, automotive, electronics, industrial, medical, military and semiconductor markets, and AMP, which supplies commercial shot peening services primarily to the automotive market. These acquisitions improved our position in metallurgical technologies in the US and are complementary to our existing portfolio of metal treatment services.

--------------------------------------------------------------------------------
2003 Acquisitions

[GRAPHIC]

Collins Technologies
--------------------------------------------------------------------------------

Specializes in the manufacture of Linear Variable Displacement Transducers (LVDT's) for aerospace flight and engine control applications, and industrial markets.

Peritek
--------------------------------------------------------------------------------

Leading manufacturer of video and graphic display boards for the embedded computing industry, including the aviation, defense and medical markets, as well as products for bomb detection and industrial automation.

Systran
--------------------------------------------------------------------------------

Key supplier of high-performance data communications products for real-time computing systems, primarily for the aerospace, defense, industrial automation and medical imaging markets.

Novatronics
--------------------------------------------------------------------------------

Designer and manufacturer of electric motors and position sensors (linear and rotary) for the commercial aerospace, military aerospace and industrial markets.

E/M Coatings
--------------------------------------------------------------------------------

Premier US applicator of solid film lubricant coatings for aerospace, automotive and specialty industrial applications.

AMP
--------------------------------------------------------------------------------

Supplier of commercial shot peening services to the Detroit automotive market.
--------------------------------------------------------------------------------

Delivering Shareholder Value

2003 represented another year of successful firsts and growth for our company. However, we continue to evaluate our performance


24     CURTISS-WRIGHT AND SUBSIDIARIES
primarily on our ability to enhance shareholder value. As we grow, we must not only continue to support our current customers and markets, but also successfully integrate new members into the Curtiss-Wright family and expand into new markets. In doing so, Curtiss-Wright employees continue to set and achieve high standards of productivity, quality and customer service.

Our significant revenue growth is mirrored by solid income and cash flow generation. Our confidence in our ability to sustain this momentum enabled us to approve a 20% dividend increase in November 2003, returning a portion of our strong profitability to our shareholders. Additionally, our strong share price performance provided the impetus for a 2-for-1 stock split which was completed in December 2003. We believe that with a lower share price resulting from the stock split, Curtiss-Wright will be a more attractive investment to a wider audience of investors. Additionally, as our company continues to successfully grow, we are pleased to provide a greater level of liquidity in the stock to our shareholders.

In June 2003, we elected Carl G. Miller, a veteran of the aerospace and defense industry, to serve on our Board of Directors and as a member of our audit and finance committees. Mr. Miller, who recently retired from TRW, brings over 30 years of financial management and industry leadership, making him an invaluable resource to Curtiss-Wright. We welcome Mr. Miller's contributions in the years to come.

As we strive to achieve superior shareholder value with new technologies and in new markets, our core competence remains in advanced engineering and precision processing. This steadfast focus, combined with the ingenuity of our employees, enables us to maintain a reputation for world-class performance in the markets in which we compete. We are particularly proud to employ many industry veterans who are committed to efficient and effective responsiveness to ever-changing customer needs and market trends. Because of the creativity, energy, discipline and dedication of so many people who work for Curtiss-Wright, we are privileged to enjoy long-term relationships with our customers.

Building on a Legacy

Committed, visionary employees and long-term relationships with customers have been a hallmark of Curtiss-Wright for three-quarters of a century. It is therefore fitting that our 75th Anniversary coincides with the 100th Anniversary of the Wright brothers' first flight. During the past year, we proudly celebrated our heritage in festivities that were broadcast around the world. As part of our commitment to preserve the legacy of Curtiss-Wright, we contributed financing for the development of a replica of the original Curtiss-Wright Flyer, as well as numerous events culminating with the Centennial Celebration on December 17, 2003, at Kitty Hawk, NC. We donated a complete inventory of aeronautical engine blueprints to the Smithsonian's National Air and Space Museum in Washington, DC and Wright State University in Dayton, OH. Additionally, Curtiss-Wright endowed scholarships at three leading universities for students pursuing careers in aeronautical engineering in honor of our founding fathers.

We also visited the New York Stock Exchange in December to ring the closing bell in honor of Curtiss-Wright's contributions to aviation. I was joined by Curtiss-Wright's senior management and two US Air Force Reserve officers. These officers recently returned from duty in Iraq flying C-130 cargo aircraft and are two of the thousands of brave and proud soldiers, sailors, airmen and marines who depend on the technology and reliability of Curtiss-Wright products. We are thankful for the commitment and sacrifice that all military personnel have made for our country and are privileged to play a part in supporting their efforts.

We are proud to be celebrating our 75th Anniversary at Curtiss-Wright Corporation in concert with the Centennial of Flight, and we want to thank our exceptional employees who made this milestone possible. As a career employee of 25 years, I have truly enjoyed being a part of the Curtiss-Wright legacy and eagerly anticipate the next milestone achievement.


/s/ Martin R. Benante

Martin R. Benante
Chairman and Chief Executive Officer


                                         CURTISS-WRIGHT AND SUBSIDIARIES      25

[PHOTO]

Board of Directors

1.    DAVID LASKY
2.    J. MCLAIN STEWART
3.    JOHN R. MYERS
4.    CARL G. MILLER
5.    MARTIN R. BENANTE
6.    S. MARCE FULLER
7.    WILLIAM B. MITCHELL
8.    DR. WILLIAM W. SIHLER
9.    ADMIRAL JAMES B. BUSEY IV (RET.)


26      CURTISS-WRIGHT AND SUBSIDIARIES

                                Financial Statements  CURTISS-WRIGHT CORPORATION

CURTISS-WRIGHT 2003 ACQUISITIONS

Motion Control

Novatronics designs and manufactures electric motors and position sensors (both linear and rotary) for the commercial aerospace, military aerospace, and industrial markets. Novatronics has operating facilities located in Stratford, Ontario, Canada, and Plainview, New York.

Systran Corporation is a leading supplier of highly specialized, high performance data communications products for real-time systems, primarily for the aerospace, defense, industrial automation, and medical imaging markets. Key applications include simulation, process control, advanced digital signal processing, data acquisition, image processing, and test and measurement. Systran's operations are located in Dayton, Ohio.

Peritek Corporation is a leading supplier of video and graphic display boards for the embedded computing industry in a variety of markets including aviation, defense, and medical. Peritek supplies products for bomb detection, industrial automation, and medical imaging applications. Peritek's operations are located in Oakland, California.

Collins Technologies designs and manufactures Linear Variable Displacement Transducers ("LVDTs"), primarily for aerospace flight and engine control applications. Industrial LVDTs are used mostly in industrial automation and test applications. Collins' operations are located in Long Beach, California.

Metal Treatment

E/M Engineered Coatings Solutions applies over 1,100 different coatings to impart lubrication, corrosion resistance, and certain cosmetic and dielectric properties to selected components. The Corporation acquired six E/M Coatings facilities operating in Chicago, IL; Detroit, MI; Minneapolis, MN; Hartford, CT; and North Hollywood and Chatsworth, CA. Combined, these facilities are one of the leading providers of solid film lubricant coatings in the United States.

Advanced Material Process is a supplier of commercial shot peening services primarily to the automotive market and is located in Detroit, Michigan.


28      CURTISS-WRIGHT AND SUBSIDIARIES

AT A GLANCE

--------------------------------------------------------------------------------

Curtiss-Wright operates across three business segments that provide diversification and balance. We provide highly engineered products and services to a number of global markets and pride ourselves in the strong customer relationships that have been developed over the years.

--------------------------------------------------------------------------------

Motion Control

PRODUCTS AND SERVICES

  Secondary flight control actuation systems and electromechanical trim actuators
  Weapons bay door actuation systems
  Aircraft cargo door and utility actuation systems
  Integrated mission management and flight control computers Fractional horsepower (HP) specialty motors
  Force transducers
  Fire detection and suppression control systems
  Digital electromechanical aiming and stabilization systems Hydropneumatic suspension systems
  Electromechanical tilting systems for high-speed trains
  Fire control, sight head, and environmental control processors for military ground vehicles
  Position sensors
  Power conversion products
  Control electronics
  High performance data communication products
  Component overhaul and logistics support services
  Perimeter Intrusion Detection Equipment

MAJOR MARKETS

  Commercial jet transports
  Business/regional jets
  Military transport and fighter aircraft
  Ground defense vehicles
  Unmanned aerial vehicles
  Automated industrial equipment
  High-speed trains
  Marine propulsion
  Space programs
  Security systems
  Naval ships
  Homeland security
  Air, sea, and ground simulation

--------------------------------------------------------------------------------

Flow Control

PRODUCTS AND SERVICES

  Military and commercial nuclear/non-nuclear valves
  (butterfly, globe, gate, control, safety, relief, solenoid)
  Military and commercial nuclear/non-nuclear pumps, motors, generators, instrumentation and controls
  Military aircraft carrier launch and retrieval equipment
  Steam generator control equipment
  Reactor plant equipment and controls
  Advanced hydraulic systems
  Air driven fluid pumps
  Engineering, inspection and testing services

MAJOR MARKETS

  Navy programs (nuclear and non-nuclear)
  Power generation (nuclear and fossil)
  Processing industry
  Oil and gas refining
  Petrochemical/chemical
  Natural gas production and transmission
  Pharmaceutical
  Pulp and paper
  Automotive/truck

--------------------------------------------------------------------------------

Metal Treatment

PRODUCTS AND SERVICES

  Shot peening
  Shot peen forming
  Laser peening
  Heat treating
  Specialty coatings
  Reed valve manufacturing
  Wet finishing

MAJOR MARKETS

  Commercial jet transports
  Business/regional jets
  Automotive
  Metalworking
  Oil and gas exploration
  Power generation
  Agricultural equipment
  Construction and mining equipment

--------------------------------------------------------------------------------


                                         CURTISS-WRIGHT AND SUBSIDIARIES      29

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

----------------------------------------------------------------------------------------------------------------------

(In thousands, except per share data)                            First          Second           Third          Fourth
======================================================================================================================
2003

Net sales                                                 $    179,933    $    182,857    $    189,618    $    193,663
Gross profit                                                    59,032          56,682          57,017          68,187
Net earnings                                                    14,122          10,873          12,519          14,754
Earnings per share:
   Basic earnings per share                               $        .69    $        .53    $        .61    $        .71
   Diluted earnings per share                             $        .68    $        .52    $        .60    $        .70
Dividends per share                                       $       .075    $       .075    $       .075    $        .09
----------------------------------------------------------------------------------------------------------------------
2002

Net sales                                                 $     97,787    $    121,777    $    119,641    $    174,073
Gross profit                                                    36,155          43,699          41,199          55,033
Net earnings                                                     9,316          10,816          11,312          13,692
Earnings per share:
   Basic earnings per share                               $        .46    $        .53    $        .55    $        .67
   Diluted earnings per share                             $        .45    $        .52    $        .54    $        .65
Dividends per share                                       $       .075    $       .075    $       .075    $       .075

All per share amounts have been adjusted to reflect the Corporation's 2-for-1 stock split during 2003.

See notes to consolidated financial statements for additional financial information.

----------------------------------------------------------------------------------------------------------------------

CONSOLIDATED SELECTED FINANCIAL DATA

----------------------------------------------------------------------------------------------------------------------

(In thousands, except per share data)                             2003        2002        2001        2000        1999
======================================================================================================================
Net sales                                                     $746,071    $513,278    $343,167    $329,575    $293,263
Net earnings                                                    52,268      45,136      62,880      41,074      39,045
Total assets                                                   973,665     810,102     500,428     409,416     387,126
Long-term debt                                                 224,151     119,041      21,361      24,730      34,171
Basic earnings per share                                      $   2.53    $   2.21    $   3.12    $   2.05    $   1.93
Diluted earnings per share                                    $   2.50    $   2.16    $   3.07    $   2.02    $   1.91
Cash dividends per share                                      $   0.32    $   0.30    $   0.27    $   0.26    $   0.26

Certain prior year information has been reclassified to conform to current presentation.

All per share amounts have been adjusted to reflect the Corporation's 2-for-1 stock split during 2003.

See notes to consolidated financial statements for additional financial information.

----------------------------------------------------------------------------------------------------------------------

FORWARD-LOOKING STATEMENTS

This Annual Report contains not only historical information but also forward-looking statements regarding expectations for future company performance. Forward-looking statements involve risk and uncertainty. Please refer to the Corporation's 2003 Annual Report on Form 10-K for a discussion relating to forward-looking statements contained in this Annual Report and risk factors that could cause future results to differ from current expectations.


30      CURTISS-WRIGHT AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Curtiss-Wright Corporation is a multinational provider of highly engineered products and services. The management strategy is to position the Corporation as a market leader across a diversified array of niche markets built upon engineering and technological leadership, low-cost manufacturing, and strong relationships with our customers. The Corporation provides products and services to a number of global markets, such as defense, commercial aerospace, nuclear power, oil and gas, automotive, and general industrial. The Corporation has achieved balanced growth through the successful application of its core competencies in engineering and precision manufacturing, adapting these competencies to new markets through internal product development and a disciplined program of strategic acquisitions. Approximately 50% of revenues are generated from defense-related markets.

Company Organization

The Corporation manages and evaluates its operations based on the products and services it offers and the different markets it serves. Based on this approach, the Corporation has three principal operating segments: Flow Control, Motion Control, and Metal Treatment. The Flow Control segment primarily designs, manufactures, distributes, and services a broad range of highly engineered flow-control products for severe-service military and commercial applications. The Motion Control segment primarily designs, develops, and manufactures high-performance mechanical systems, drive systems, and electronic controls and sensors for the aerospace and defense industries. Metal Treatment provides approximately 50 metallurgical services, principally "shot peening" and "heat treating." This segment provides these services for a broad spectrum of customers in various industries, including aerospace, automotive, construction equipment, oil and gas, petrochemical, and metal working. For further information on our products and services and the major markets served by our three segments, see page 29 of this Annual Report.

The Corporation records sales and related profits on production and service type contracts as units are shipped or as services are rendered. This method is used in our Metal Treatment segment and in some of the business units within the Motion Control and Flow Control segments, which serve commercial markets. For certain contracts that require performance over an extended period before deliveries begin, sales and estimated profits are recorded by applying the percentage-of-completion method of accounting.

Results of Operations

FISCAL YEAR ENDED DECEMBER 31, 2003 COMPARED WITH FISCAL YEAR ENDED DECEMBER 31, 2002

Curtiss-Wright Corporation recorded consolidated net sales of $746.1 million and net earnings of $52.3 million, or $2.50 per diluted share, for the year ended December 31, 2003. Sales for the current year increased 45% over 2002 sales of $513.3 million. Net earnings for 2003 increased 16% from 2002 net earnings of $45.1 million, or $2.16 per diluted share.

The increase in revenues was mainly driven by a complete year of revenues generated from the 2002 acquisitions of EMD, Tapco International, Penny & Giles, and Autronics and contributions from the 2003 acquisitions, primarily E/M Coatings and Collins Technologies. See Note 2 to the Consolidated Financial Statements for further information regarding acquisitions. Including the six businesses acquired in 2003, the Corporation has acquired twelve new businesses since 2001. The acquisitions made during the last two years contributed $221.8 million in incremental sales during 2003. The remaining business units experienced organic sales growth of 6% in 2003, led by the Flow Control segment, which grew organically by 13%, due to higher valve sales to the nuclear and non-nuclear naval programs and higher sales of new products to the commercial nuclear power generation market. Higher sales of shot peening services for the aerospace market in Europe, sales from our new laser peening technology, and higher sales from our domestic aerospace and ground defense businesses also contributed to the higher sales in 2003. These increases in our base businesses were partially offset by sales declines in commercial aerospace component overhaul and repair services and commercial aerospace original equipment manufacturers ("OEM") products. Foreign currency translation had a favorable impact on sales of $14.1 million for the year.

Operating income for 2003 totaled $89.3 million, an increase of 29% from operating income of $69.0 million in 2002. The increase is primarily attributed to the contributions of acquisitions mentioned above, which amounted to $25.1 million in incremental operating income. In 2003, we reclassed pension income derived from the Curtiss-Wright Pension Plan into operating income for all periods presented. The 2003 pension income decreased $5.6 million from 2002 due to lower investment returns on the Corporation's pension assets. The amount recorded as pension income reflects the extent to which the return on plan assets exceeds the cost of providing benefits in the same year, as detailed further in Note 16 to the Consolidated Financial Statements. Based upon current market conditions, the Corporation expects lower net pension income derived from the Curtiss-Wright Pension Plan in 2004. In addition to the contribution of the new acquisitions, 2003 operating income benefited from higher sales to the commercial nuclear power generation markets, higher sales and more favorable sales mix of products to the military aerospace, domestic ground defense, and naval markets. These increases were offset by lower margins as a result of lower volume in the commercial aerospace OEM and overhaul and repair businesses, and cost overruns and inventory adjustments within our Flow Control segment. Overall consolidated operating margins have decreased over the past three years, and this is related to the large number of acquisitions made since 2001. Although the new acquisitions continue to have a positive effect on operating income, the operating margins of the overall Corporation are lower since the margins of the acquisitions are below those of our traditional businesses. We consider this to be a short-term cost that will be more than offset by the benefits of diversification, the implementation of cost control measures, and increased future profitability. The integration of our recent acquisitions continues to progress as planned. In addition to having improved operating margins for almost all of our recent acquisitions, we have initiated programs to cross-market products and share technologies across our businesses. Foreign currency translation had a favorable impact on operating income of $2.7 million for 2003.

The increase in net earnings for 2003 as compared to 2002 is mainly due to the higher segment operating income. The improvement in oper-


                                         CURTISS-WRIGHT AND SUBSIDIARIES      31
ating income was partially offset by lower non-operating other income and higher interest expense associated with higher debt levels.

Backlog at December 31, 2003 was $505.5 million compared with $478.5 million at December 31, 2002 and $242.3 million at December 31, 2001. Acquisitions made during 2003 represented $15.6 million of the backlog at December 31, 2003. New orders received in 2003 totaled $743.1 million, which represents a 55% increase over 2002 new orders of $478.2 million and a 128% increase over new orders received in 2001. Acquisitions made during 2002 and 2003 contributed $208.0 million in incremental new orders received in 2003. It should be noted that metal treatment services, repair and overhaul services, and after-market sales, which represent approximately 22% of the Corporation's total sales for 2003, are sold with very modest lead times. Accordingly, the backlog for these businesses is less of an indication of future sales than the backlog of the majority of the products and services of the Motion Control and Flow Control segments, in which a significant portion of sales is derived from long-term contracts.

FISCAL YEAR ENDED DECEMBER 31, 2002 COMPARED WITH FISCAL YEAR ENDED DECEMBER 31, 2001

Curtiss-Wright Corporation recorded consolidated net sales of $513.3 million and net earnings of $45.1 million, or $2.16 per diluted share, for the year ended December 31, 2002. Sales for 2002 increased 50% over 2001 sales of $343.2 million. Net earnings for 2002 decreased 28% from 2001 net earnings of $62.9 million, or $3.07 per diluted share. The 2002 sales improvement from 2001 largely reflected the contributions of acquisitions made by the Corporation. See
Note 2 to the Consolidated Financial Statements for further information regarding acquisitions. Sales and operating income in 2002 of the businesses acquired in 2002 and the fourth quarter of 2001 were $181.8 million and $19.7 million, respectively. The Corporation acquired six new businesses during 2002 and seven new businesses during 2001. In addition to the contribution of the new acquisitions, 2002 benefited from stronger military aerospace sales and higher sales of flow control products to the commercial nuclear power generation markets, nuclear naval programs, and the heavy truck OEM market. These increases were offset by significant decreases in the sales of commercial aerospace OEM products, aerospace overhaul and repair services, and shot peening services.

Operating income for 2002 totaled $69.0 million, an increase of 19% from operating income of $58.2 million in 2001. The increase was primarily attributed to the contributions of acquisitions mentioned above. Pension income decreased $3.8 million mainly due to lower investment returns on the Corporation's pension assets. In addition to the contribution of the acquisitions, 2002 operating income benefited from higher sales of Flow Control products to the commercial nuclear power generation and heavy truck markets, higher sales and more favorable sales mix of products to the military aerospace, international ground defense, and naval markets. These increases were offset by lower margins as a result of lower volume in the commercial aerospace OEM and unfavorable sales mix, start-up costs at new facilities, and certain nonrecurring costs associated with the relocation of a shot peening facility within our Metal Treatment segment. Despite lower demand from commercial airlines, the 2002 operating margins of our aerospace overhaul and repair services business were flat compared to 2001 due to the successful execution of cost reduction initiatives.

However, net earnings in 2002 and 2001 included several items the Corporation's management believes are nonrecurring and impact a year-to-year comparison. In 2002, the Corporation recorded net gains related to the sale of rental properties, a net gain relating to the reallocation of postretirement medical benefits for certain active employees to our pension plan, release of an indemnification reserve related to the sale of our Wood-Ridge business complex that was no longer required, a net legal settlement, a refund due from the Internal Revenue Service relative to a research and development credit, and costs associated with the relocation of a shot peening facility. The results for 2001 included a gain associated with the sale of our Wood-Ridge business complex, recapitalization costs and a net nonrecurring benefit gain. These items had a net positive impact on net earnings of $3.5 million, or $0.17 per diluted share in 2002, and $22.2 million, or $1.09 per diluted share in 2001.

Foreign currency translation had a favorable impact on sales and operating income in 2002. Comparing 2002 results to those of 2001, the fluctuation in foreign currency rates positively impacted sales by $3.2 million and operating income by $0.7 million. In addition, with the implementation of Statement of Financial Accounting Standards ("SFAS") No. 142, the Corporation eliminated the amortization of goodwill effective January 1, 2002, which totaled $1.8 million in 2001. See Note 8 to the Consolidated Financial Statements for pro forma results relative to the effect of goodwill amortization.

Backlog at December 31, 2002 was $478.5 million compared with $242.3 million at December 31, 2001. Acquisitions made during 2002 represented $246.9 million of the backlog at December 31, 2002. New orders received in 2002 totaled $478.2 million, which represents a 46% increase over 2001 new orders of $326.5 million. Acquisitions made during 2002 contributed $67.6 million to new orders received in 2002. It should be noted that metal treatment services, repair and overhaul services, and after-market sales, which represent approximately 27% of the Corporation's total sales for 2002, are sold with very modest lead times. Accordingly, the backlog for these businesses is less of an indication of future sales than the backlog of the majority of the products and services of the Motion Control and Flow Control segments, in which a significant portion of sales are derived from long-term contracts.

Economic and Industry-wide Factors

The weak U.S. economy and the continued slump in the global commercial aerospace industry has had an adverse impact on the Corporation, however, increased U.S. military spending and increased penetration into certain other served markets has more than offset this impact. Looking forward, many factors, including future defense spending in the U.S., the continued improvement in global gross domestic product, the geopolitical situation, and the pace of economic recovery could impact the Corporation's future performance.

GENERAL ECONOMY

Many of our industrial businesses are driven in large part by growth of the U.S. Gross Domestic Product (GDP). Based upon certain economic reports, the U.S. economy's output (real GDP) had grown at a rate of 6.1% in the second half of 2003 and is expected to continue to grow at a rate of 4.2% through 2004. According to the current economic data, interest rates are expected to rise very slowly through 2005,


32      CURTISS-WRIGHT AND SUBSIDIARIES
which should encourage economic growth. Unemployment is also expected to drop slowly over the next two years, as companies produce increased output first through productivity gains and next through addition of labor.

Although it appears that, at least in the U.S., economic indicators are showing a possible recovery, we are only cautiously optimistic that this recovery, in fact, will occur. However, when it does, our businesses that are largely economic driven, such as metal treatment and petrochemical processing, are well positioned to take advantage of the recovery.

DEFENSE

Approximately 50% of our business is in the military sector, predominantly in the U.S., and is characterized by long-term programs and contracts and driven primarily by the U.S. Department of Defense ("DoD") budget.

The DoD budget reflects in part an initiative to transform and modernize U.S. forces. Highlights of fiscal 2004 DoD investment funding for key programs supportive of transformation include missile defense; CVN-21 aircraft carrier; new ship classes/technologies, including DDX destroyer, littoral combat ship, and CG(X) cruiser; SSGN conversion; transformational satellite communications; advanced Extremely High Frequency (EHF) capability; Space Based Radar (SBR); cryptologic modernization; Future Combat Systems (FCS); and Unmanned Aerial Vehicles (UAV), including the Global Hawk UAV, Predator UAV, Unmanned combat aerial vehicles (UCAVs), and Unmanned undersea vehicles (UUVs).

Other DoD investment programs essential to achieving the transformation and modernization of U.S. forces include: shipbuilding--procurement of seven ships, up sharply from five ships in fiscal 2003; F/A-22--procurement of 22 F/A-22s in fiscal 2004 to continue the development of the aircraft and to improve its ground attack systems; F/A-18E/F; Joint Strike Fighter (JSF)--continued system development; V-22; and chemical-biological defense programs. In addition, we anticipate future DoD spending to produce increased investment in electronics in military hardware to upgrade existing platforms and facilitate "network centric warfare" as part of the military's transformation plans.

Curtiss-Wright's Flow Control and Motion Control segments are well positioned on many of the aforementioned platforms, including the next-generation aircraft carrier, nuclear submarine program, the F/A-22, the V-22, the JSF and the UAV programs. As a result of our reputation and past performance, we are involved in many of the future systems that are currently in various stages of development. However, 2004 is an election year in the U.S., which could have an impact on U.S. DoD budget levels going forward, as could many other uncertainties such as budget deficit levels. There is the possibility that defense spending may decrease in the future, which could adversely affect the Corporation's operations and financial condition. While DoD funding fluctuates year-by-year and program-by-program, the biggest risk facing the Corporation would be the termination of a program. There are no such material terminations known at this time for programs upon which the Corporation has content. If a material program were to be terminated, the termination process takes several years to wind down, which would provide the Corporation ample time to reallocate resources. In addition to the above, there are other risks associated with our defense businesses, such as failure of a prime contractor to perform on a contract, pricing and/or design specifications which may not always be finalized at the time the contract is bid, and the failure and/or inability of certain sole source suppliers to provide product to the Corporation, could have an adverse impact on the Corporation's financial performance. While alternatives could be identified to replace a sole source supplier, a transition could result in increased costs and manufacturing delays. Our outlook for our defense business looks positive for the near to intermediate term.

COMMERCIAL AEROSPACE

Approximately 20% of our business serves the global commercial aerospace industry. World airline traffic is a primary driver for long-term growth in the commercial aerospace industry. Growth in airline traffic will require increased passenger carrying capacity ("seats") in the system, which can be met by a mix of large commercial aircraft, smaller regional jets and business jets. Based on market data, we anticipate a move toward the use of larger aircraft. This movement will be fueled by airport congestion, as well as by the replacement of older aircraft with generally larger airplanes. We also expect to see growth in aircraft range. Extended-range aircraft have the capability of flying long non-stop flights as well as multiple short flights without the need for refueling.

Based upon market data, we expect the commercial aerospace market to be flat for 2004.

Curtiss-Wright's Motion Control segment is a provider of OEM aerospace components and its Metal Treatment segment provides services to aircraft manufacturers. Based upon current external estimates, we anticipate this industry to remain flat in the near term. While the emergence of low cost airlines has contributed to this industry's growth, concerns still exist regarding the financial weakness of many airlines and the threat of another major terrorist attack, which could have an adverse impact on this industry and the Corporation's operating results and financial position.

Over the past several years the Corporation has diversified itself away from dependence on commercial aerospace and has sized its resources to current levels in order to protect profitability and will continue to do so if necessary. The Corporation is well positioned on its commercial aerospace applications and will benefit from the recovery in this industry, which is expected to occur over the next couple of years.

POWER GENERATION

There are several factors that might precipitate an expansion in commercial nuclear power, primarily increasing pressure on environmental issues. Nuclear power has minimal impact on the environment, is one of the most economical forms of generating electricity, and does not depend upon foreign oil and gas. With respect to existing plants, the U.S. nuclear power industry is expected to grow based on the fact that most of the 103 current plants are or will be applying for plant life extensions. This, combined with new plant construction in the U.S., Far East, and other parts of the world should drive expansion in this industry. Curtiss-Wright Flow Control is well positioned to take part in this expansion over the next couple of years. However, there is no guarantee that the U.S. plants will be granted plant life extensions or that the Nuclear Regulatory Commission will authorize the construction of new facilities in the U.S. In addition, the geopolitical climate is not certain and is volatile, which could impact future nuclear plant construction levels around the world.


                                         CURTISS-WRIGHT AND SUBSIDIARIES      33

PETROCHEMICAL PROCESSING

Based upon market data, capital expenditures in the petroleum industries are expected to increase in the next few years. The long-term global forecast for sales of valves to the petroleum market currently anticipates an annual five percent increase. Due to the fact that capacity utilization of existing U.S. refineries rose from 70% to 91% from 1981 to 2000 and worldwide from 70% to 85% over the same time period, the demand for valves is expected to be primarily driven by maintenance and upgrades. However, the proposed and enacted environmental regulations in the U.S. and other developed countries could drive the demand for valves by as much as 8 - 13% increases over the next few years. However, it is uncertain whether certain economic recoveries can be sustained or whether anticipated future environmental regulatory changes will actually occur, and whether such regulatory changes will have an impact on this industry.

2003 Segment Performance

Curtiss-Wright operates in three principal operating segments on the basis of products and services offered: Flow Control, Motion Control, and Metal Treatment. See Note 18 to the Consolidated Financial Statements for further segment financial information. The following table sets forth revenues, operating income, operating margin, and the percentage changes on those items, as compared with the prior-year periods, by operating segment:

----------------------------------------------------------------------------------------------------------------------------

                                                                    Year Ended December 31,              Percent Changes
                                                               ----------------------------------      ---------------------
                                                                                                       2003 vs.     2002 vs.
(Dollars in thousands)                                             2003         2002         2001          2002         2001
----------------------------------------------------------------------------------------------------------------------------
SALES:
Flow Control                                                   $341,271     $172,455     $ 98,257         97.9%        75.5%
Motion Control                                                  265,905      233,437      137,103         13.9%        70.3%
Metal Treatment                                                 138,895      107,386      107,807         29.3%        -0.4%
----------------------------------------------------------------------------------------------------------------------------
Total Curtiss-Wright                                           $746,071     $513,278     $343,167         45.4%        49.6%
============================================================================================================================
OPERATING INCOME:
Flow Control                                                   $ 39,991     $ 20,693     $ 10,703         93.3%        93.3%
Motion Control                                                   30,350       29,579       19,219          2.6%        53.9%
Metal Treatment                                                  19,055       14,403       19,513         32.3%       -26.2%
----------------------------------------------------------------------------------------------------------------------------
Total Segments                                                   89,396       64,675       49,435         38.2%        30.8%
Pension Income                                                    1,611        7,208       11,042        -77.6%       -34.7%
Corporate & Other                                                (1,677)      (2,846)      (2,277)        41.1%        25.0%
----------------------------------------------------------------------------------------------------------------------------
Total Curtiss-Wright                                           $ 89,330     $ 69,037     $ 58,200         29.4%        18.6%
============================================================================================================================
OPERATING MARGINS:
Flow Control                                                      11.7%        12.0%        10.9%
Motion Control                                                    11.4%        12.7%        14.0%
Metal Treatment                                                   13.7%        13.4%        18.1%
----------------------------------------------------------------------------------------------------------------------------
Total Segments                                                    12.0%        12.6%        14.4%
Total Curtiss-Wright                                              12.0%        13.5%        17.0%
============================================================================================================================

----------------------------------------------------------------------------------------------------------------------------

FLOW CONTROL

The Corporation's Flow Control segment reported sales of $341.3 million for 2003, a 98% increase over 2002 sales of $172.5 million. The higher sales largely reflect the full year of revenues from the acquisitions of EMD and TAPCO International, Inc. completed in the fourth quarter of 2002. The 2003 incremental sales from these acquisitions amounted to $170.3 million, driven mainly by strong financial performance from EMD. The remaining business units of this segment produced organic sales growth of 13%, which was driven by higher sales to the commercial nuclear power generation market, nuclear and non-nuclear naval programs, and domestic and international oil and gas markets. Higher sales to the commercial nuclear power generation markets were due to the launch of new product lines and the expedited outage service requirements by the power generation plants. The non-nuclear naval products sales growth was due to new products, such as ball valves and JP-5 fuel valve systems, and higher electronic sales drove the nuclear naval product growth. Sales of the coker valve products to the petrochemical and oil and gas markets were up due to new orders while the remaining product lines in those markets were essentially flat with the prior year. In addition, foreign currency translation favorably impacted sales in 2003 from 2002.

Operating income for the year increased by 93% over the prior year. Acquisitions made in the fourth quarter of 2002 generated incremental operating income of $21.3 million in 2003, while the balance of the segment businesses rose 2% over 2002. The organic growth was mainly driven by higher volume mentioned above, favorable sales mix, and improved productivity gained from the relocation of the electronics unit, offset by slightly lower margins related to start-up costs on the new product launches and cost overruns on a safety relief valve project. In addition, unanticipated shipping delays and a delay in launching strategic


34      CURTISS-WRIGHT AND SUBSIDIARIES
plans for improved operating cost efficiencies at our international unit resulted in an operating loss for the year. However, in late 2003, a new enterprise resource planning system was installed and various process improvements were implemented. Foreign currency translation had a $0.2 million positive impact on 2003 operating income.

Flow Control segment sales in 2002 were 76% higher than the sales of $98.3 million for 2001. The 2002 sales included $72.9 million related to acquisitions made during 2002 and 2001. The base business also improved largely due to stronger sales of nuclear products to the U.S. Navy and power generation markets, higher sales to the heavy truck OEM markets, and solid sales to our European valve markets. Sales of the valve products to the petrochemical and oil and gas markets were essentially flat with 2001. In addition, foreign currency translation favorably impacted sales in 2002 from 2001. Operating income for 2002 increased by 93% over 2001, benefiting from the acquisitions and from organic growth. Operating income from the remaining base business units of this segment improved 21% due to higher sales volumes, improved margins on flow control products for nuclear applications and heavy truck OEM markets, and overall cost reduction initiatives. Foreign currency translation also had a $0.2 million negative impact on 2002 operating income. In addition, the elimination of goodwill amortization, which totaled $1.0 million in 2001, also favorably impacted the 2002 results.

Backlog at December 31, 2003 is $317.8 million compared with $304.3 million at December 31, 2002 and $73.5 million at December 31, 2001. New orders received in 2003 totaled $353.7 million, which represents a 111% increase over 2002 new orders of $167.9 million and a 257% increase over new orders received in 2001. The 2003 increase is mainly due to the full year contributions by the segment's acquisitions of 2002 and a large order in the fourth quarter of 2003 from the Navy Surface Warfare Center.

MOTION CONTROL

The Corporation's Motion Control segment reported sales of $265.9 million for 2003, a 14% increase over 2002 sales of $233.4 million. The higher sales largely reflect the full year contributions of the April 2002 acquisitions of Penny & Giles ("P&G") and Autronics ("Autronics") and the contributions of the 2003 acquisitions of Collins Technologies, Peritek, Systran, and Novatronics. The 2003 incremental sales associated with these acquisitions amounted to $28.0 million. Sales from the remaining base businesses were essentially flat. Strong domestic ground defense sales, primarily related to the expedited deliveries of spare parts for the Bradley Fighting Vehicle to support the Iraqi war effort, an increase in sales of military aerospace products, primarily resulting from new orders for F-16 spare parts and the Joint Strike Fighter development, and higher sales of military electronics for the Global Hawk unmanned aerial reconnaissance system were offset by lower volume associated with the overhaul and repair services provided to the global commercial airline industry and lower OEM commercial aircraft production. The softening in the demand for the commercial aerospace business and related services, which began in 2001, has continued through 2003. In addition, foreign currency translation favorably impacted sales in 2003 from 2002.

Operating income for 2003 increased 3% over the prior year. Acquisitions made in 2002 and 2003 generated incremental operating income of $2.3 million, while the balance of the segment businesses was essentially flat as compared to 2002. Slightly lower operating income from the base businesses was mainly due to the lower volume, lower overhead absorption, and the write-off of obsolete inventory at our overhaul and repair services business unit. Operating income of our commercial aerospace OEM business also declined due to lower volume. This decline was offset by higher operating income for our military aerospace products, which rose due to volume and cost improvements. Higher operating income for our land-based defense businesses was due to higher volume and more favorable sales mix from the spare parts for the Bradley Fighting Vehicle. Foreign currency translation favorably impacted 2003 operating income by $0.9 million.

Motion Control segment sales for 2002 were 70% above 2001 sales of $137.1 million. The higher sales largely reflected the contributions from the acquisitions of P&G and Autronics in April 2002 and the full year contributions of the November 2001 acquisitions of Lau Defense Systems ("LDS") and Vista Controls ("Vista"). The 2002 sales associated with these acquisitions amounted to $110.3 million. Also affecting 2002 sales were lower aerospace repair and overhaul services compared to the prior year. The softening in the demand for these services was exacerbated by the impact of the events of September 11th. This decline was offset by higher shipments of 737 and F/A-22 OEM products and strong growth in the global ground defense business as compared to the prior year. In addition, foreign currency translation favorably impacted sales in 2002 from 2001. Operating income for 2002 increased 54% over 2001 mainly due to the contributions from the 2002 and 2001 acquisitions. Operating income from the remaining base businesses increased 2% due to the stronger margins from both the aerospace and land-based defense businesses. These improvements were mostly offset by declines in our commercial aerospace business. The operating margins of our overhaul and repair business were flat compared to the prior year, despite the lower demand from commercial airlines. Foreign currency translation favorably impacted 2002 operating income by $0.3 million. In addition, the elimination of goodwill amortization, which totaled $0.6 million in 2001, also favorably impacted the 2002 results.

Backlog at December 31, 2003 was $186.3 million compared with $173.2 million at December 31, 2002 and $167.5 million at December 31, 2001. Acquisitions made during 2003 represents $15.6 million of the backlog at December 31, 2003. New orders received in 2003 totaled $250.1 million, which represents a 23% increase over 2002 new orders of $203.3 million and a 109% increase over new orders received in 2001. The increase is mainly due to the segment's recent acquisitions.

METAL TREATMENT

The Corporation's Metal Treatment segment reported sales of $138.9 million in 2003, an increase of 29% over 2002 sales of $107.4 million. The higher sales largely reflect the contributions from the acquisition of the assets of Advanced Material Process ("AMP") in March 2003 and E/M Engineered Coatings Solutions ("E/M Coatings") in April 2003 and the full year contributions of the 2002 acquisitions of the assets of Brenner Tool & Die, Inc. and Ytstruktur Arboga AB. The 2003 incremental sales associated with these acquisitions amounted to $23.5 million. Sales from the remaining base businesses grew 7% mainly due to domestic and international sales from our new laser peening technology. Our core shot peening sales were down slightly in


                                         CURTISS-WRIGHT AND SUBSIDIARIES      35
our North American divisions due mainly to slow downs in the commercial aerospace and automotive markets. The improvement in core shot peening sales from our European divisions was mainly driven by favorable foreign currency translation. Sales from our heat treating services were essentially flat year over year, whereas the sales from our reed valve product line declined due to the softness in the automotive industry.

Operating income for 2003 increased 32% from the prior year. Acquisitions made in 2002 and 2003 generated incremental operating income of $1.6 million. This incremental income is net of a loss associated with our finishing division, which was negatively impacted by a customer bankruptcy. The balance of the segment businesses rose 22% over 2002. The organic operating income growth is due to favorable sales mix from our laser peening services, higher volume, and the benefit from cost reduction initiatives. In 2002, this segment incurred higher start-up costs at new facilities and nonrecurring costs associated with the relocation of a shot peening facility. Foreign currency translation favorably impacted 2003 operating income by $1.6 million.

Metal Treatment segment sales for 2002 were $107.4 million, essentially flat with the 2001 sales. The slight decrease resulted from lower shot peening sales, especially at the European divisions, which were impacted by softness in the aerospace and automotive markets, partially offset by the contribution from the 2002 acquisition in Sweden and sales from our new laser peening technology. The decline in the shot peening business was offset by higher heat treating sales resulting from the full year contributions from the two acquisitions made in the fourth quarter of 2001. The valve division improved over 2001 due to higher sales to automotive and air conditioner compressor customers. In addition, foreign currency translation favorably impacted sales in 2002 from 2001. In 2002, operating income was 26% below 2001 due primarily to an unfavorable sales mix, start-up costs at new facilities, and nonrecurring costs associated with the relocation of a shot peening facility. Foreign currency translation favorably impacted 2002 operating income by $0.6 million. In addition, the elimination of goodwill amortization, which totaled $0.2 million in 2001, also favorably impacted the 2002 results.

Backlog at December 31, 2003 was $1.4 million compared with $1.0 million at December 31, 2002 and $1.3 million at December 31, 2001. New orders received in 2003 totaled $139.9 million, which represents a 30% increase from 2002 new orders of $107.5 million and a 29% increase over new orders received in 2001. The increase is mainly due to the segment's recent acquisitions.

CORPORATE AND OTHER EXPENSES

The Corporation had non-segment operating costs of $1.7 million in 2003. The operating costs consisted mainly of net environmental remediation and administrative expenses, incremental compensation cost, additional workers compensation insurance, director fees associated with additional Board of Directors' meetings and a stock award, debt commitment fee expenses, and other administrative expenses. These expenses were partially offset by the collection of interest on a 2002 net legal settlement.

Non-segment operating costs for 2002 were $2.8 million, which consisted mainly of net environmental remediation and administrative expenses, post-employment expenses, professional consulting costs associated with the integration of the recent acquisitions, debt commitment fee expenses associated with the Corporation's prior credit agreements, insurance costs, charitable contributions, and other administrative expenses. These expenses were partially offset by a net legal settlement.

Non-segment operating costs for 2001 were $2.3 million, and consisted mainly of administrative expenses, $1.5 million in expenses associated with the Corporation's Recapitalization (see "Recapitalization" later in this section for more information), partially offset by a net nonrecurring benefit gain of $1.2 million, which consisted of an approximate $3.0 million gain resulting from the demutualization of an insurance company in which the Corporation was a policyholder, partially offset by $1.8 million of nonrecurring employee benefit related costs which are included in general and administrative expenses in the statement of earnings.

NON-OPERATING INCOME/EXPENSES

The Corporation recorded non-operating net revenues (excluding interest expense) in 2003 of $0.4 million compared with $4.5 million in 2002. In 2002, the Corporation recorded nonrecurring items, the net effect of which had a favorable pre-tax impact in 2002 of $3.6 million. Of the $45.2 million generated in 2001, $38.9 million relates to the pre-tax gain from the sale of the Wood-Ridge Business Complex, which is more fully described in Note 3 to the Consolidated Financial Statements.

Net investment income of $0.3 million in 2003, which is included in other non-operating income, decreased from the prior year's $0.6 million due to a lower cash position resulting from the funding of acquisitions and lower interest rates. Rental income in 2002 declined from 2001 due to the sale of our Wood-Ridge rental property in December 2001. The increase in interest expense for 2003 as compared to 2002 is due to higher debt levels. The higher debt levels are due to the funding of our recent acquisitions.

PROVISION FOR INCOME TAXES

The effective tax rates for 2003, 2002, and 2001 are 37.8%, 37.1%, and 38.5%, respectively. The 2003 effective tax rate included the benefit of the restructuring of some of our European operations. The 2002 effective rate included a one-time benefit of 1.3% associated with the recovery of research and development tax credits related to earlier years. The reduction in the state and local tax rate from 2002 to 2001 is principally the result of the mix in earnings derived from particular states.

Liquidity and Capital Resources

SOURCES AND USES OF CASH

The Corporation derives the majority of its operating cash inflow from receipts on the sale of goods and services and cash outflow for the procurement of materials and labor, and is therefore subject to market fluctuations and conditions. A substantial portion of the Corporation's business is in the defense sector, which is characterized by long-term contracts. Most of our long-term contracts allow for several billing points (progress or milestones) that provide the Corporation with cash receipts as costs are incurred throughout the project rather than upon contract completion, thereby reducing working capital requirements. In some cases, these payments can exceed the costs incurred on a project.


36      CURTISS-WRIGHT AND SUBSIDIARIES

Prior to 2003, the Corporation had a portfolio of cash and marketable securities, which provided a steady stream of investment income. These investments have been monetized and the proceeds used to fund our strategic acquisition program. Thus, the cash flow benefit from these sources no longer exists.

OPERATING ACTIVITIES

The Corporation's working capital was $238.6 million at December 31, 2003, an increase of $101.4 million from the working capital at December 31, 2002 of $137.2 million. The ratio of current assets to current liabilities was 2.8 to 1 at December 31, 2003, compared with a ratio of 1.8 to 1 at December 31, 2002. Cash and cash equivalents totaled $98.7 in the aggregate at December 31, 2003, up 107% from $47.7 million at December 31, 2002. The increase in cash is primarily due to net proceeds from the $200 million Senior Note offerings completed in September 2003. See below for a further description of the Senior Notes. These proceeds were used to repay the majority of the outstanding indebtedness under the existing revolving credit facilities and to fund the acquisitions made in December 2003. Excluding the impact on cash, working capital increased by $9.2 million due to the acquisition of six businesses in 2003. In addition to the impact of these acquisitions, working capital changes were also highlighted by a decrease in deferred revenue due to a reduction in those contracts whose billings were in excess of incurred costs. Accrued expenses increased mainly due to higher accrued interest on the Senior Notes. Short-term debt was $1.0 million at December 31, 2003, a decrease of $31.8 million from the balance at December 31, 2002. The decrease in short-term debt is due to repayment of the majority of outstanding indebtedness under the existing revolving credit facilities. Days sales outstanding at December 31, 2003 increased to 56 days from 51 days at December 31, 2002 while inventory turnover increased to 5.5 turns at December 31, 2003 as compared to 4.8 turns at December 31, 2002.

The Corporation's balance of cash and short-term investments totaled $48.0 million at December 31, 2002, a decrease of $19.1 million from the balance at December 31, 2001. Excluding the impact on cash, working capital increased $16.9 million due to the acquisition of six businesses in 2002. In addition to the impact of these acquisitions, working capital changes were also highlighted by a decrease in income taxes payable of $11.1 million due to the large tax payment related to the gain on the sale of the Wood-Ridge business complex. Days sales outstanding at December 31, 2002 decreased to 51 days from 59 days at December 31, 2001 while inventory turnover increased to 4.8 turns at December 31, 2002 versus 4.4 turns at December 31, 2001.

INVESTING ACTIVITIES

The Corporation has acquired twenty-five businesses since 1998 and expects to continue to seek acquisitions that are consistent with our long-term growth strategy and accretive to earnings. A combination of cash resources, funds available under the Corporation's Credit Agreements, and proceeds from the Corporation's Senior Notes issue were utilized for the funding of these acquisitions, which totaled $71.4 million and $164.7 million in 2003 and 2002, respectively. As noted in Note 2 to the Consolidated Financial Statements, certain acquisition agreements contain contingent purchase price adjustments. The Corporation is also committed to potential earn-out payments on six of its acquisitions dating back to 2001. The Corporation estimates these potential payouts to be approximately $2 million to $3 million per year from 2004 through 2007. Additional acquisitions will depend, in part, on the availability of financial resources at a cost of capital that meets our stringent criteria. As such, future acquisitions, if any, may be funded through the use of the Corporation's cash and cash equivalents, or through additional financing available under the credit agreements, or through new debt facilities or equity offerings.

Capital expenditures were $33.3 million in 2003, $35.0 million in 2002, and $19.4 million in 2001. Principal expenditures were for additional facilities and machinery and equipment. Capital expenditures in 2003 included building expansions, a new laser peening facility and associated laser machinery, and various other machinery and equipment. Capital expenditures in 2002 included the construction of a new facility, additional machinery and equipment for start-up operations, and new Enterprise Resource Planning ("ERP") computer systems at two facilities. Capital expenditures in 2001 included the construction of a new facility and an investment in a new ERP computer system at one of the Corporation's facilities.

FINANCING ACTIVITIES

On September 25, 2003 the Corporation issued $200.0 million of Senior Notes (the "Notes"). The Notes consist of $75.0 million of 5.13% Senior Notes that mature on September 25, 2010 and $125.0 million of 5.74% Senior Notes that mature on September 25, 2013. The Corporation used the net proceeds of the Notes to repay the majority of the outstanding indebtedness under the existing revolving credit facilities. The Notes are senior unsecured obligations and are equal in right of payment to the Corporation's existing senior indebtedness. The Corporation, at its option, can prepay at any time, all or from time to time any part of, the Notes, subject to a make-whole amount in accordance with the terms of the Note Purchase Agreement. The Corporation paid customary fees that have been deferred and will be amortized over the terms of the Notes. The Corporation is required under the Note Purchase Agreement to maintain certain financial ratios and meet certain net worth and indebtedness tests, of which the Corporation is in compliance at December 31, 2003.

On November 6, 2003 the Corporation entered into two interest rate swap agreements with notional amounts of $20 million and $60 million to effectively convert the fixed interest on the $75 million 5.13% Senior Notes and $125 million 5.74% Senior Notes, respectively, to variable rates based on specified spreads over six-month LIBOR. In the short-term, the swaps are expected to provide the Corporation with a lower level of interest expense related to the Notes.

At December 31, 2003, the Corporation had two credit agreements aggregating $225.0 million with a group of eight banks. The Revolving Credit Agreement offers a maximum of $135.0 million over five years to the Corporation for cash borrowings and letters of credit. The Revolving Credit Agreement expires May 13, 2007, but may be extended annually for successive one-year periods with the consent of the bank group. The Corporation also has in effect a Short-Term Credit Agreement, which allows for cash borrowings up to $90.0 million. The Short-Term Credit Agreement expires May 7, 2004, but may be extended, with the consent of the bank group, for additional periods not to exceed 364 days each. The Corporation expects to extend the Short-Term Agreement in 2004 with the consent of the bank group; however, there can be no assurances that the bank group will approve the extension. In the event the bank group does not renew the Short-Term Credit Agreement, the Corporation


                                         CURTISS-WRIGHT AND SUBSIDIARIES      37
should have sufficient cash flow to meet its cash requirements. Borrowings under these agreements bear interest at a floating rate based on market conditions. In addition, the Corporation's rate of interest and payment of facility fees are dependent on certain financial ratios of the Corporation, as defined in the agreements. As of December 31, 2003, the Corporation pays annual facility fees on the aggregate commitment of the Revolving Credit Agreement and Short-Term Credit Agreement. The Corporation is required under these agreements to maintain certain financial ratios and meet certain net worth and indebtedness tests as detailed in the agreements, the most restrictive of which is a Debt to EBITDA limit of 3 to 1. At December 31, 2003, the Corporation is in compliance with these covenants. The Corporation would consider other financing alternatives to maintain balance of capital structure and ensure compliance with all debt covenants. Cash borrowings (excluding letters of credit) under the two credit agreements at December 31, 2003 were $8.9 million compared with cash borrowings of $137.5 million at December 31, 2002. The unused credit available under these agreements at December 31, 2003 was $197.1 million.

Industrial revenue bonds, which are collateralized by real estate, were $14.3 million and $13.4 million at December 31, 2003 and December 31, 2002, respectively. The loans outstanding under the Senior Notes, Interest Rate Swaps, Revolving Credit Agreement, and Industrial Revenue Bonds had variable interest rates averaging 2.88% for 2003; 2002 loans outstanding under the Revolving Credit Agreements and Industrial Revenue Bonds had variable interest rates averaging 2.32%.

FUTURE COMMITMENTS

Cash generated from operations are considered adequate to meet the Corporation's operating cash requirements for the upcoming year, including planned capital expenditures of approximately $40 million, interest payments of approximately $8 million to $10 million, estimated income tax payments of approximately $27 million to $30 million, dividends of approximately $8 million, pension funding related to the EMD pension and postretirement plans of approximately $6 million, and additional working capital requirements. The Corporation has approximately $3 million in short-term environmental liabilities, which is management's estimation of cash requirements for 2004. There can be no assurance, however, that the Corporation will continue to generate cash flow at the current level. If cash generated from operations is not sufficient to support these requirements and investing activities, the Corporation may be required to reduce capital expenditures, refinance a portion of its existing debt, or obtain additional financing.

In 2004, capital expenditures are expected to be approximately $40 million due to the full-year effect of the 2003 acquisitions and the continued expansion of the segments. These expenditures will include construction of new facilities, expansion of facilities to accommodate new product lines, and new machinery and equipment, such as additional investment in our laser peening technology.

The following table quantifies our significant future contractual obligations and commercial commitments as of December 31, 2003:

--------------------------------------------------------------------------------

                                    Debt Principal      Operating
(In thousands)                       Repayments(1)         Leases          Total
--------------------------------------------------------------------------------
2004                                         $ 997        $10,430       $ 11,427
2005                                            79          8,925          9,004
2006                                            59          7,908          7,967
2007                                        13,929          7,145         21,074
2008                                            62          5,748          5,810
Thereafter                                 209,058         14,991        224,049
--------------------------------------------------------------------------------
Total                                     $224,184        $55,147       $279,331
================================================================================

(1) Amounts exclude a $1.0 million adjustment to the fair value of long-term debt relating to the Corporation's interest rate swap agreements that will not be settled in cash.

--------------------------------------------------------------------------------

The Corporation does not have material purchase obligations. Most of our raw material purchase commitments are made directly pursuant to specific contract requirements.

Undistributed earnings of $16.7 million from the Corporation's foreign subsidiaries are considered permanently reinvested.

On January 31, 2004, the Corporation completed the acquisition of Dy4 Systems, Inc. The purchase price of $110.0 million was funded with approximately $70 million in cash and $40 million from the revolving credit facilities. See Recent Development for more information on this acquisition.

RECAPITALIZATION

On October 26, 2001, the Corporation's shareholders approved a recapitalization plan, which enabled Unitrin, Inc. ("Unitrin") to distribute its approximate 44% equity interest in Curtiss-Wright to its shareholders on a tax-free basis.

Under the recapitalization plan and in order to meet certain tax requirements, Unitrin's 4.4 million shares of the Corporation's common stock were exchanged for an equivalent number of common shares of a new Class B Common Stock of Curtiss-Wright which are entitled to elect 80% of Curtiss-Wright's Board of Directors. After such exchange, Unitrin immediately distributed the Class B shares to its approximately 8,000 registered stockholders in a tax-free distribution. The holders of the outstanding common shares of Curtiss-Wright are entitled to elect up to 20% of the Board of Directors after the distribution. Other than the right to elect Directors, the two classes of stock vote as a single class (except as required by law) and are equal in all other respects. The new Class B Common Stock was listed on the New York Stock Exchange, effective November 29, 2001.

Under the terms of the recapitalization agreement reached between Unitrin and Curtiss-Wright, Unitrin agreed to reimburse the Corporation for certain costs associated with the recapitalization up to a maximum of $1.8 million. This amount was received subsequent to the recapitalization.

A more thorough description of the transaction is set forth in the Corporation's definitive proxy material filed with the U.S. Securities and Exchange Commission on September 5, 2001.


38      CURTISS-WRIGHT AND SUBSIDIARIES

Critical Accounting Policies

Our consolidated financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States of America. Preparing consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. These estimates and assumptions are affected by the application of our accounting policies. Critical accounting policies are those that require application of management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operations:

REVENUE RECOGNITION

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

The Corporation records sales and related profits on production and service type contracts as units are shipped and title and risk of loss have transferred or as services are rendered. This method is used in our Metal Treatment segment and in some of the business units within the Motion Control and Flow Control segments that serve commercial markets.

For certain contracts in our Flow Control and Motion Control segments that require performance over an extended period before deliveries begin, sales and estimated profits are recorded by applying the percentage-of-completion method of accounting. The percentage-of-completion method of accounting is used primarily for the Corporation's defense contracts and certain long-term commercial contracts. This method recognizes revenue and profit as the contracts progress towards completion. For certain contracts that contain a significant number of performance milestones, as defined by the customer, sales are recorded based upon achievement of these performance milestones. The performance milestone method is an output measure of progress towards completion made in terms of results achieved. For certain fixed price contracts, where none or a limited number of milestones exist, the cost-to-cost method is used, which is an input measure of progress towards completion. Under the cost-to-cost input method, sales and profits are recorded based on the ratio of costs incurred to an estimate of total costs at completion.

Application of percentage-of-completion methods of revenue recognition requires the use of reasonable and dependable estimates of the future material, labor, and overhead costs that will be incurred. The percentage-of-completion method of accounting for long-term contracts requires a disciplined cost estimating system in which all functions of the business are integrally involved. These estimates are determined based upon the industry knowledge and experience of the Corporation's engineers, project managers, and financial staff. These estimates are significant and reflect changes in cost and operating performance throughout the contract and could have a significant impact on operating performance. Adjustments to original estimates for contract revenue, estimated costs at completion, and the estimated total profit are often required as work progresses throughout the contract and as experience and more information is obtained, even though the scope of work under the contract may not change. These changes are recorded on a cumulative retroactive basis in the period they are determined to be necessary.

Under the percentage-of-completion and completed contract methods, provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of such losses is determined. Certain contracts contain provisions for the redetermination of price and, as such, management defers a portion of the revenue from those contracts until such time as the price has been finalized.

Some of the Corporation's customers withhold certain amounts from the billings they receive. These retainages are generally not due until the project has been completed and accepted by the customer.

INVENTORY

Inventory costs include materials, direct labor, and manufacturing overhead costs, which are stated at the lower of cost or market, where market is limited to the net realizable value. The Corporation estimates the net realizable value of its inventories and establishes reserves to reduce the carrying amount of these inventories to net realizable value, as necessary. We continually evaluate the adequacy of the inventory reserves by reviewing historical scrap rates, on-hand quantities, as compared with historical and projected usage levels and other anticipated contractual requirements. The stated inventory costs are also reflective of the estimates used in applying the percentage-of-completion revenue recognition method.

The Corporation purchases materials for the manufacture of components for sale. The decision to purchase a set quantity of a particular item is influenced by several factors including: current and projected price, future estimated availability, existing and projected contracts to produce certain items, and the estimated needs for its businesses.

For certain of its long-term contracts, the Corporation utilizes progress billings, which represent amounts recorded as billed to customers prior to the delivery of goods and services and are recorded as a reduction to inventory and receivables. Progress billings are generally based on costs incurred, including direct costs, overhead, and general and administrative costs.

PENSION AND OTHER POSTRETIREMENT BENEFITS

The Corporation, in consultation with its actuaries, determines the appropriate assumptions for use in determining the liability for future pension and other postretirement benefits. The most significant of these assumptions include the number of employees who will receive benefits along with the tenure and salary level of those employees, the expected return on plan assets, the discount rates used on plan obligations, and the trends in health care costs. Changes in these assumptions in future years will have an effect on the Corporation's pension and postretirement costs and associated pension and postretirement assets and liabilities.

The discount rates and compensation rates increases used to determine the benefit obligations of the plans as of December 31, 2003 and the annual periodic costs for 2004 were lowered in 2003 to better


                                         CURTISS-WRIGHT AND SUBSIDIARIES      39
reflect current economic conditions. The reduction in the discount rates increased the benefit obligation on the plans. A corresponding decrease in future compensation costs, which occurred due to the impact of lower inflationary effects, had an offsetting decrease to the benefit obligation. The change in these two assumptions were based upon current and future economic indicators.

The overall expected return on assets assumption is based on a combination of historical performance of the pension fund and expectations of future performance. The historical returns are determined using the market-related value of assets, which is the same value used in the calculation of annual net periodic benefit cost. The market-related value of assets includes the recognition of realized and unrealized gains and losses over a five-year period, which effectively averages the volatility associated with the actual performance of the plan's assets from year to year. Although over the last ten years the market-related value of assets had an average annual yield of 11.6%, the actual returns averaged 8.5% during the same period. The Corporation has consistently used the 8.5% rate as a long-term overall average return. Given the uncertainties of the current economic and geopolitical landscapes, we consider the 8.5% to be a reasonable assumption of the future long-term investment returns.

The long-term medical trend assumptions starts with a current rate that is in line with expectations for the near future, and then grade the rate down over time until it reaches an ultimate rate that is close to expectations for growth in GDP. The reasoning is that medical trends cannot continue to be higher than the rate of GDP growth in the long term. Any change in the expectation of these rates to return to a normal level will have an impact on the Corporation.

In 2003, the Corporation recognized non-cash pension income from the Curtiss-Wright Pension Plan of $1.6 million as the excess of amounts funded for the pension plan in prior years yields returns that exceed the calculated costs associated with the liability in the current year. As of December 31, 2003, the Corporation had a prepaid pension asset of $77.9 million relating to the Curtiss-Wright Retirement Plan and accrued pension and other postretirement costs of $0.8 million related to the Curtiss-Wright Restoration Plan. The timing and amount of future pension income or expense to be recognized each year is dependent on the demographics and expected earnings of the plan participants, the expected interest rates in effect in future years, and the actual and expected investment returns of the assets in the pension trust.

As a result of the acquisition of EMD in October 2002, the Corporation assumed underfunded pension and postretirement liabilities of $75.0 million. Expenses incurred during 2003 related to the EMD plans were $5.6 million. Additionally, the Corporation has made $5.7 million in cash contributions to the EMD Pension Plan during 2003.

See Note 16 for further information on the Corporation's pension and postretirement plans, including an estimate of future cash contributions.

ENVIRONMENTAL RESERVES

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

PURCHASE ACCOUNTING

The Corporation applies the purchase method of accounting to its acquisitions. Under this method, the purchase price, including any capitalized acquisition costs, is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with any excess recorded as goodwill. The Corporation, usually in consultation with third-party valuation advisors, determines the fair values of such assets and liabilities. During 2003, the fair value of assets acquired, net of cash, and liabilities assumed through acquisitions were estimated to be $84.8 million and $13.4 million, respectively. The assigned initial fair value to these acquisitions are tentative and may be revised prior to finalization, which is to be completed within a reasonable period, generally within one year of acquisition.

GOODWILL

The Corporation has $220.1 million in goodwill as of December 31, 2003. The recoverability of goodwill is subject to an annual impairment test based on the estimated fair value of the underlying businesses. Additionally, goodwill is tested for impairment when an event occurs or if circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. These estimated fair values are based on estimates of future cash flows of the businesses. Factors affecting these future cash flows include the continued market acceptance of the products and services offered by the businesses, the development of new products and services by the businesses and the underlying cost of development, the future cost structure of the businesses, and future technological changes. Estimates are also used for the Corporation's cost of capital in discounting the projected future cash flows. The Corporation utilizes an independent third party cost of capital analysis in determination of its estimates. If it has been determined that an impairment has occurred, the Corporation may be required to recognize an impairment of its asset, which would be limited to the difference between the book value of the asset and its fair value. Any such impairment would be recognized in full in the reporting period in which it has been identified.

OTHER INTANGIBLE ASSETS

Other intangible assets are generally the result of acquisitions and consist primarily of purchased technology, customer related intangibles, trademarks and service marks, and technology licenses. Intangible assets are recorded at their fair values as determined through purchase accounting and are amortized ratably to match their cash flow streams over their estimated useful lives, which range from 1 to 20 years. The Corporation reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount might not be recoverable. Any impairment would be recorded in the reporting period in which it has been identified.


40      CURTISS-WRIGHT AND SUBSIDIARIES

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement requires the Corporation to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred, if a reasonable estimate can be made. Upon initial recognition of such a liability, if any, the Corporation would capitalize the asset retirement cost as an asset equal to the fair value of the liability and allocate such cost to expense systematically over the useful life of the underlying asset. The estimated future liability would be subject to change, with the effects of such change affecting the asset retirement cost and the related expense as appropriate. The provisions of this statement are effective for fiscal years beginning after June 15, 2002. The adoption of this statement did not have a material impact on the Corporation's results of operation or financial condition.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." This statement applies to costs associated with exit or disposal activities and requires that liabilities for costs associated with these activities be recognized and measured initially at its fair value in the period in which the liability is incurred. The provisions of this statement are effective for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material impact on the Corporation's results of operation or financial condition.

In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation relates to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. This interpretation requires the issuer of a guarantee to recognize a liability at the inception of that guarantee. The Corporation is required to apply the interpretation to all guarantees issued or modified after December 31, 2002. The disclosure requirements of this interpretation are effective for financial statements of interim and annual periods ending after December 15, 2002. The adoption of this statement did not have a material impact on the Corporation's results of operation or financial condition.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation--Transition and Disclosure." This statement provides alternate methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement requires additional disclosures about the methods of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of this statement are effective for fiscal years beginning after December 15, 2002. The Corporation has continued to account for its stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and thus the adoption of the new standard did not have a material impact on the Corporation's results of operation or financial condition.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities ("VIE"s)" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," addresses when a company should include in its financial statements the assets and liabilities of unconsolidated VIEs. FIN 46 was effective for VIEs created or acquired after January 31, 2003. The Corporation is not party to any contractual arrangements with VIEs and thus the adoption of this statement did not have a material impact on the Corporation's results of operation or financial condition.

In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 ("Revised Interpretations") resulting in multiple effective dates based on the nature as well as the creation date of the VIE. The Corporation does not anticipate that the adoption of this statement will have a material impact on the Corporation's results of operation or financial condition.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The Statement is effective for financial instruments entered into or modified after May 31, 2003. It applies in the first interim period beginning after June 15, 2003, to entities with financial instruments acquired before May 31, 2003. The adoption of this statement did not have a material impact on the Corporation's results of operation or financial condition.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." This Statement retains the disclosure requirements contained in the original FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Post retirement Benefits," which it replaces and requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. It does not change the measurement of recognition of those plans required by FASB Statements No. 87, "Employers' Accounting for Pensions," No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Statement is effective for annual and interim periods with fiscal years ending after December 15, 2003. The adoption of this statement did not have a material impact on the Corporation's results of operation or financial condition.

Recent Development

On January 31, 2004, the Corporation completed the acquisition of all of the outstanding shares of Dy 4 Systems, Inc. ("Dy 4") from Solectron Corporation. The purchase price of the acquisition, subject to customary adjustments as provided for in the Stock Purchase Agreement, was $110 million in cash. Management funded the purchase with cash on hand and from the Corporation's revolving credit facilities. Revenues of the purchased business were $72 million for the year ended August 29, 2003. Dy 4 is based in Ottawa, Canada, and has additional operations located in the United States and the United Kingdom. Management intends to incorporate the operations of Dy 4 into the Corporation's Motion Control segment.


                                         CURTISS-WRIGHT AND SUBSIDIARIES      41

QUANTITATIVE AND QUALITATIVE DISCLOSURES
ABOUT MARKET RISK

The Corporation is exposed to certain market risks from changes in interest rates and foreign currency exchange rates as a result of its global operating and financing activities. Although foreign currency translation had a favorable impact on sales and operating income in 2003, the Corporation seeks to minimize any material risks from foreign currency exchange rate fluctuations through its normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Corporation did not use such instruments for trading or other speculative purposes. The Corporation used interest rate swaps to manage interest rate exposures during the year ended December 31, 2003. Information regarding the Corporation's accounting policy on financial instruments is contained in Note 1-K to the Consolidated Financial Statements.

The Corporation's market risk for a change in interest rates relates primarily to the debt obligations. As a result of the September 25, 2003 Senior Notes issue and subsequent two interest rate swap agreements dated November 10, 2003, the Corporation shifted its interest rate exposure from 100% variable to 46% variable as of December 31, 2003. The net proceeds of the Senior Notes allowed the Corporation to pay down the majority of its outstanding debt under its credit facilities. This blended rate strategy for debt borrowings reduces the uncertainty of shifts in future interest rates. The variable rate on both the revolving credit agreements and the interest rate swap agreements are based on market rates. If interest rates changed by one percentage point, the impact on consolidated interest expense would have been approximately $1 million. Information regarding the Corporation's Senior Notes, Revolving Credit Agreement, and Interest Rates Swaps is contained in Note 12 to the Consolidated Financial Statements.

Financial instruments expose the Corporation to counter-party credit risk for non-performance and to market risk for changes in interest and foreign currency rates. The Corporation manages exposure to counter-party credit risk through specific minimum credit standards, diversification of counter-parties, and procedures to monitor concentrations of credit risk. The Corporation monitors the impact of market risk on the fair value and cash flows of its investments by investing primarily in investment grade interest bearing securities, which have short-term maturities. The Corporation attempts to minimize possible changes in interest rates by limiting the amount of potential interest and currency rate exposures to amounts that are not material to the Corporation's consolidated results of operations and cash flows.

Although the majority of the Corporation's sales, expenses, and cash flows are transacted in U.S. dollars, the Corporation does have some market risk exposure to changes in foreign currency exchange rates, primarily as it relates to the value of the U.S. dollar versus the British Pound, the Euro, the Canadian Dollar, and the Swiss Franc. If foreign exchange rates were to collectively weaken or strengthen against the dollar by 10%, net earnings would have been reduced or increased, respectively, by approximately $2 million as it relates exclusively to foreign currency exchange rate exposures.


42      CURTISS-WRIGHT AND SUBSIDIARIES

REPORT OF THE CORPORATION

The consolidated financial statements appearing on pages 45 through 71 of this Annual Report have been prepared by the Corporation in conformity with accounting principles generally accepted in the United States of America. The financial statements necessarily include some amounts that are based on the best estimates and judgments of the Corporation. Other financial information in the Annual Report is consistent with that in the financial statements.

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

Deloitte & Touche LLP, independent auditors, performed an audit that included obtaining an understanding of internal controls the sufficient to plan the audit and to determine the nature, timing, and extent of audit procedures to be performed. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The objective of their audit is the expression of an opinion on the fairness of the presentation of the Corporation's financial statements in conformity with accounting principles generally accepted in the United States of America, in all material respects.

The Audit Committee of the Board of Directors, composed entirely of directors who are independent of the Corporation, among other things, appoints the independent auditors for ratification by stockholders and considers the scope of the independent auditors' examination, the audit results and the adequacy of internal accounting controls of the Corporation. The independent auditors have direct access to the Audit Committee, and they meet with the committee from time to time, with and without management present, to discuss accounting, auditing, non-audit consulting services, internal control, and financial reporting matters.

CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

On March 21, 2003, Curtiss-Wright Corporation replaced PricewaterhouseCoopers LLP ("PwC") as the Corporation's principal accountants. The decision to change principal accountants was approved by the Audit Committee of the Board of Directors.

In connection with the audits of the two fiscal years ended December 31, 2002 and 2001 and to the date of change, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to PwC's satisfaction, would have caused PwC to make reference to the subject matter of the disagreement in connection with its reports.

The audit reports of PwC on the financial statements of the Corporation as of and for the years ended December 31, 2002 and 2001 did not contain an adverse opinion or disclaimer of opinion, nor were the reports qualified or modified as to audit scope or accounting principles.

During the two most recent fiscal years and through the date of change, there were no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).

The Corporation requested that PwC furnish it with a letter addressed to the United States Securities and Exchange Commission stating whether or not it agreed with the above statements. A copy of such letter, dated March 25, 2003 is filed as Exhibit 16.1 to the Corporation's Form 8-K filed with the SEC on March 26, 2003.

On March 21, 2003, the Corporation appointed Deloitte & Touche, LLP as the Corporation's new principal accountants for the fiscal year 2003 subject to their normal new client acceptance procedures. Prior to its appointment, the Corporation did not consult with Deloitte & Touche, LLP regarding any matters or events set forth in Items 304 (a)(2)(i) and (ii) of Regulation S-K of the Securities Exchange Act of 1934.


                                         CURTISS-WRIGHT AND SUBSIDIARIES      43

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Curtiss-Wright Corporation, Roseland, New Jersey

We have audited the accompanying consolidated balance sheet of Curtiss-Wright Corporation and subsidiaries as of December 31, 2003, and the related consolidated statements of earnings, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Parsippany, New Jersey
February 20, 2004

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Curtiss-Wright Corporation

In our opinion, the accompanying consolidated balance sheet as of December 31, 2002 and the related consolidated statements of earnings, stockholders' equity and of cash flows for each of the two years in the period ended December 31, 2002, present fairly, in all material respects, the financial position, results of operations and cash flows of Curtiss-Wright Corporation and its subsidiaries at December 31, 2002 and for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1-J and 8 to the Consolidated Financial Statements, effective January 1, 2002, Curtiss-Wright Corporation changed its method of accounting for goodwill and other intangibles.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Florham Park, New Jersey
March 12, 2003


44      CURTISS-WRIGHT AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS

---------------------------------------------------------------------------------------------------------------

For the years ended December 31, (In thousands, except per share data)         2003          2002          2001
===============================================================================================================
Net sales                                                                 $ 746,071     $ 513,278     $ 343,167
Cost of sales                                                               505,153       337,192       215,350
---------------------------------------------------------------------------------------------------------------
Gross profit                                                                240,918       176,086       127,817
Research and development costs                                              (22,111)      (11,624)       (4,383)
Selling expenses                                                            (38,816)      (29,553)      (18,325)
General and administrative expenses                                         (90,849)      (71,843)      (60,764)
Pension income, net                                                           1,611         7,208        11,042
Gain from insurance company demutualization                                      --            --         2,980
Environmental remediation and administrative expenses, net                   (1,423)       (1,237)         (167)
---------------------------------------------------------------------------------------------------------------
Operating income                                                             89,330        69,037        58,200
Interest expense                                                             (5,663)       (1,810)       (1,180)
Gain on sale of real property                                                    --           681        38,882
Rental income, net                                                               --           148         3,585
Other income, net                                                               389         3,679         2,710
---------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                                 84,056        71,735       102,197
Provision for income taxes                                                  (31,788)      (26,599)      (39,317)
---------------------------------------------------------------------------------------------------------------
   Net earnings                                                           $  52,268     $  45,136     $  62,880
===============================================================================================================
NET EARNINGS PER SHARE:

   Basic earnings per share                                               $    2.53     $    2.21     $    3.12
===============================================================================================================
   Diluted earnings per share                                             $    2.50     $    2.16     $    3.07
===============================================================================================================

See notes to consolidated financial statements.

---------------------------------------------------------------------------------------------------------------


                                         CURTISS-WRIGHT AND SUBSIDIARIES      45

CONSOLIDATED BALANCE SHEETS

----------------------------------------------------------------------------------------------------------------------------

At December 31, (In thousands)                                                                             2003         2002
============================================================================================================================
ASSETS:

Current assets:
   Cash and cash equivalents                                                                           $ 98,672     $ 47,717
   Receivables, net                                                                                     143,362      135,734
   Inventories, net                                                                                      97,880       84,568
   Deferred tax assets, net                                                                              23,630       21,840
   Other current assets                                                                                  10,979        9,005
----------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                              374,523      298,864
----------------------------------------------------------------------------------------------------------------------------
Property, plant, and equipment, net                                                                     238,139      219,049
Prepaid pension costs                                                                                    77,877       76,072
Goodwill                                                                                                220,058      181,101
Other intangible assets, net                                                                             48,268       21,982
Other assets                                                                                             14,800       13,034
----------------------------------------------------------------------------------------------------------------------------
      Total assets                                                                                     $973,665     $810,102
============================================================================================================================
LIABILITIES:

Current liabilities:
   Short-term debt                                                                                     $    997     $ 32,837
   Accounts payable                                                                                      43,776       41,344
   Accrued expenses                                                                                      44,938       32,446
   Income taxes payable                                                                                   6,748        4,528
   Other current liabilities                                                                             39,424       50,472
----------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                                         135,883      161,627
----------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                          224,151      119,041
Deferred tax liabilities, net                                                                            21,798        6,605
Accrued pension and other postretirement benefit costs                                                   75,633       77,438
Long-term portion of environmental reserves                                                              21,083       22,585
Other liabilities                                                                                        16,236       11,578
----------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                                 494,784      398,874
----------------------------------------------------------------------------------------------------------------------------
CONTINGENCIES AND COMMITMENTS (Notes 12, 15, 17 & 19)
STOCKHOLDERS' EQUITY:

Preferred stock, $1 par value, 650,000 shares authorized, none issued                                        --           --
Common stock, $1 par value, 33,750,000 and 11,250,000 shares authorized at December 31, 2003 and 2002, respectively, 16,611,464 and 10,617,600 shares issued at December 31, 2003 and 2002, respectively; outstanding shares were 12,021,610 at December 31, 2003 and 5,890,177 at
   December 31, 2002                                                                                     16,611       10,618
Class B common stock, $1 par value, 11,250,000 shares authorized; 8,764,800 and 4,382,400 shares issued at December 31, 2003 and 2002, respectively; outstanding shares were
   8,764,246 at December 31, 2003 and 4,382,116 at December 31, 2002                                      8,765        4,382
Additional paid-in capital                                                                               52,998       52,200
Retained earnings                                                                                       543,670      508,298
Unearned portion of restricted stock                                                                        (55)         (60)
Accumulated other comprehensive income                                                                   22,634        6,482
----------------------------------------------------------------------------------------------------------------------------
                                                                                                        644,623      581,920
Less: Common treasury stock, at cost (4,590,408 shares at December 31, 2003 and 4,727,707 shares
   at December 31, 2002)                                                                               (165,742)    (170,692)
----------------------------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                                           478,881      411,228
----------------------------------------------------------------------------------------------------------------------------
   Total liabilities and stockholders' equity                                                          $973,665     $810,102
============================================================================================================================

See notes to consolidated financial statements.

----------------------------------------------------------------------------------------------------------------------------


46      CURTISS-WRIGHT AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

----------------------------------------------------------------------------------------------------------------------------

For the years ended December 31, (In thousands)                                              2003          2002         2001
============================================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES:

Net earnings                                                                            $  52,268      $ 45,136     $ 62,880
----------------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net earnings to net cash provided by operating activities:
   Depreciation and amortization                                                           31,327        18,693       14,734
   Non-cash pension income                                                                 (1,611)       (7,208)     (11,042)
   Net loss (gain) on sales and disposals of real estate and equipment                        359          (681)     (39,018)
   Deferred income taxes                                                                    6,035         4,011        4,167
   Changes in operating assets and liabilities, net of businesses acquired:
      Proceeds from sales of short-term investments                                            --        77,050      348,911
      Purchases of short-term investments                                                      --       (35,600)    (327,761)
      (Increase) decrease in receivables                                                   (5,958)           31       (7,203)
      Decrease (increase) in inventories                                                    1,893           197       (3,232)
      Increase in progress payments                                                         1,967         3,464        4,186
      Increase (decrease) in accounts payable and accrued expenses                          9,343           (61)      (2,831)
      Decrease in deferred revenue                                                        (10,070)       (2,820)        (422)
      Increase (decrease) in income taxes payable                                           3,240       (11,101)      12,694
      Pension contributions                                                                (5,729)           --           --
      Increase in other current and long-term assets                                         (963)       (3,254)      (2,051)
      Increase in other current and long-term liabilities                                     995         2,156        7,185
   Other, net                                                                                 428          (228)          63
----------------------------------------------------------------------------------------------------------------------------
      Total adjustments                                                                    31,256        44,649       (1,620)
----------------------------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities                                          83,524        89,785       61,620
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from sales and disposals of real estate and equipment                              1,132         2,447       45,201
Additions to property, plant, and equipment                                               (33,329)      (34,954)     (19,354)
Acquisition of new businesses, net of cash acquired                                       (71,368)     (164,661)     (58,982)
----------------------------------------------------------------------------------------------------------------------------
        Net cash used for investing activities                                           (103,565)     (197,168)     (33,135)
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:

Borrowings of debt                                                                        384,712       220,400           --
Principal payments on debt                                                               (314,204)      (92,795)      (8,228)
Reimbursement of recapitalization expenses                                                     --            --        1,750
Proceeds from exercise of stock options                                                     3,868         6,226        1,804
Dividends paid                                                                             (6,520)       (6,141)      (5,443)
----------------------------------------------------------------------------------------------------------------------------
        Net cash provided by (used for) financing activities                               67,856       127,690      (10,117)
----------------------------------------------------------------------------------------------------------------------------
Effect of foreign currency                                                                  3,140         1,915       (1,205)
----------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                                  50,955        22,222       16,803
Cash and cash equivalents at beginning of year                                             47,717        25,495        8,692
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                $  98,672      $ 47,717     $ 25,495
----------------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of non-cash investing activities:
   Fair value of assets acquired                                                        $  85,578      $321,450     $ 78,979
   Liabilities assumed                                                                    (13,375)     (155,623)     (14,829)
   Less: Cash acquired                                                                       (835)       (1,166)      (5,168)
----------------------------------------------------------------------------------------------------------------------------
   Net cash paid                                                                        $  71,368      $164,661     $ 58,982
============================================================================================================================

See notes to consolidated financial statements.

----------------------------------------------------------------------------------------------------------------------------


                                         CURTISS-WRIGHT AND SUBSIDIARIES      47

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

-------------------------------------------------------------------------------------------------------------------

                                                                                          Unearned      Accumulated
                                                   Class B  Additional                  Portion of            Other
                                         Common     Common     Paid in      Retained    Restricted    Comprehensive
(In thousands)                            Stock      Stock     Capital      Earnings  Stock Awards    Income (Loss)
===================================================================================================================
JANUARY 1, 2001                         $15,000     $   --     $51,506      $411,866          $(22)         $(5,626)
-------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net earnings                              --         --          --        62,880            --               --
   Translation adjustments, net              --         --          --            --            --           (1,205)
===================================================================================================================
   Total comprehensive income
===================================================================================================================
Dividends paid                               --         --          --        (5,443)           --               --
Stock options exercised, net                 --         --        (730)           --            --               --
Restricted stock awards                      --         --           6            --           (77)              --
Amortization of earned
   portion of restricted
   stock awards                              --         --          --            --            21               --
Recapitalization                         (4,382)     4,382       1,750            --            --               --
-------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2001                        10,618      4,382      52,532       469,303           (78)          (6,831)
-------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net earnings                              --         --          --        45,136            --               --
   Translation adjustments, net              --         --          --            --            --           13,313
===================================================================================================================
   Total comprehensive income
===================================================================================================================
Dividends paid                               --         --          --        (6,141)           --               --
Stock options exercised, net                 --         --        (332)           --            --               --
Amortization of earned
   portion of restricted
   stock awards                              --         --          --            --            18               --
-------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2002                        10,618      4,382      52,200       508,298           (60)           6,482
-------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net earnings                              --         --          --        52,268            --               --
   Translation adjustments, net              --         --          --            --            --           16,152
===================================================================================================================
   Total comprehensive income
===================================================================================================================
Dividends paid                               --         --          --        (6,520)           --               --
Stock options exercised, net                 --         --         741            --            --               --
Other                                        --         --          57            --             5               --
Two-for-one common stock split
   effected in the form of a 100%
   stock dividend                         5,993      4,383          --       (10,376)           --               --
-------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2003                       $16,611     $8,765     $52,998      $543,670          $(55)         $22,634
===================================================================================================================

See notes to consolidated financial statements.

-------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------


                                           Comprehensive     Treasury
(In thousands)                                    Income        Stock
=====================================================================
JANUARY 1, 2001                                             $(182,500)
---------------------------------------------------------------------
Comprehensive income:
   Net earnings                                  $62,880           --
   Translation adjustments, net                   (1,205)          --
=====================================================================
   Total comprehensive income                    $61,675
=====================================================================
Dividends paid                                                     --
Stock options exercised, net                                    2,456
Restricted stock awards                                            72
Amortization of earned
   portion of restricted
   stock awards                                                    --
Recapitalization                                                   --
---------------------------------------------------------------------
DECEMBER 31, 2001                                            (179,972)
---------------------------------------------------------------------
Comprehensive income:
   Net earnings                                  $45,136           --
   Translation adjustments, net                   13,313           --
=====================================================================
   Total comprehensive income                    $58,449
=====================================================================
Dividends paid                                                     --
Stock options exercised, net                                    9,280
Amortization of earned
   portion of restricted
   stock awards                                                    --
---------------------------------------------------------------------
DECEMBER 31, 2002                                            (170,692)
---------------------------------------------------------------------
Comprehensive income:
   Net earnings                                  $52,268           --
   Translation adjustments, net                   16,152           --
=====================================================================
   Total comprehensive income                    $68,420
=====================================================================
Dividends paid                                                     --
Stock options exercised, net                                    4,812
Other                                                             138
Two-for-one common stock split
   effected in the form of a 100%
   stock dividend                                                  --
---------------------------------------------------------------------
DECEMBER 31, 2003                                           $(165,742)
=====================================================================

---------------------------------------------------------------------


48      CURTISS-WRIGHT AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Curtiss-Wright Corporation and its subsidiaries (the "Corporation") is a diversified multinational manufacturing and service company that designs, manufactures, and overhauls precision components and systems and provides highly engineered products and services to the aerospace, defense, automotive, shipbuilding, processing, oil, petrochemical, agricultural equipment, railroad, power generation, security, and metalworking industries. Operations are conducted through 24 manufacturing facilities, 53 metal treatment service facilities, and 2 aerospace component overhaul and repair locations.

A. Principles of Consolidation

The consolidated financial statements include the accounts of Curtiss-Wright and its majority-owned subsidiaries. All material intercompany transactions and accounts have been eliminated. Certain prior year information has been reclassified to conform to current presentation.

B. Use of Estimates

The financial statements of the Corporation have been prepared in conformity with accounting principles generally accepted in the United States of America and such preparation requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenue, and expenses and disclosure of contingent assets and liabilities in the accompanying financial statements. The most significant of these estimates include the estimate of costs to complete long-term contracts under the percentage-of-completion accounting method, the estimate of useful lives for property, plant, and equipment, cash flow estimates used for testing the recoverability of assets, pension plan and postretirement obligation assumptions, estimates for inventory obsolescence, estimates for the valuation of intangible assets, warranty reserves, and the estimate of future environmental costs. Actual results may differ from these estimates.

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

The Corporation records sales and related profits on production and service type contracts as units are shipped and title and risk of loss have transferred or as services are rendered, net of estimated returns and allowances. Sales and estimated profits under certain long-term contracts are recognized under the percentage-of-completion methods of accounting, whereby profits are recorded pro rata, based upon current estimates of direct and indirect costs to complete such contracts.

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

E. Inventory

Inventories are stated at lower of production cost (principally average cost) or market. Production costs are comprised of direct material and labor and applicable manufacturing overhead.

F. Progress Payments

Certain long-term contracts provide for the interim billings as costs are incurred on the respective contracts. Pursuant to contract provisions, agencies of the U.S. government and other customers are granted title or a secured interest in the unbilled costs included in unbilled receivables, and materials and work-in-process included in inventory to the extent of progress payments. Accordingly, these progress payments received have been reported as a reduction of unbilled receivables and inventories, as presented in Notes 5 and 6.

G. Property, Plant, and Equipment

Property, plant, and equipment are carried at cost less accumulated depreciation. Major renewals and betterments are capitalized, while maintenance and repairs that do not improve or extend the life of the asset are expensed in the period they are incurred. Depreciation is computed using the straight-line method based upon the estimated useful lives of the respective assets.

Average useful lives for property, plant, and equipment are as follows:

Buildings and improvements                            5 to 40 years
Machinery, equipment, and other                       3 to 15 years

H. Intangible Assets

Intangible assets are generally the result of acquisitions and consist primarily of purchased technology, customer related intangibles, trademarks and service marks, and technology licenses. The Corporation amortizes such assets ratably, to match their cash flow streams, over their estimated useful lives. Useful lives range from 1 to 20 years. See Note 9 for further information on other intangible assets.


                                         CURTISS-WRIGHT AND SUBSIDIARIES      49

I. Impairment of Long-Lived Assets

The Corporation reviews the recoverability of all long-term assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. If required, the Corporation compares the estimated undiscounted future net cash flows to the related asset's carrying value to determine whether there has been an impairment. If an asset is considered impaired, the asset is written down to fair value, which is based either on discounted cash flows or appraised values in the period the impairment becomes known. There were no such write-downs in 2003, 2002, or 2001.

J. Goodwill

Goodwill results from business acquisitions. The Corporation accounts for business acquisitions by allocating the purchase price to tangible and intangible assets and liabilities. Assets acquired and liabilities assumed are recorded at their fair values, and the excess of the purchase price over the amounts allocated is recorded as goodwill.

Upon adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002, the Corporation no longer amortizes goodwill. Additionally, the recoverability of goodwill is subject to an annual impairment test, or whenever an event occurs or circumstances change that would more likely than not result in an impairment. The impairment test is based on the estimated fair value of the underlying businesses. See Note 8 for further information on goodwill.

K. Fair Value of Financial Instruments

SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," requires certain disclosures regarding the fair value of financial instruments. Due to the short maturities of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, the net book value of these financial instruments are deemed to approximate fair value.

The estimated fair values of the Corporation's long-term debt instruments at December 31, 2003 aggregated $226.6 million compared to a carrying value of $225.1 million. The carrying amount of the variable interest rate long-term debt approximates fair value because the interest rates are reset periodically to reflect current market conditions. Fair values for the Corporation's fixed rate debt were estimated based on valuations provided by third parties in accordance with their proprietary models.

The carrying amount of the interest rate swaps reflects their fair value as provided by third parties in accordance with their proprietary models.

The fair values described above may not be indicative of net realizable value or reflective of future fair values. Furthermore, the use of different methodologies to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

L. Research and Development

The Corporation funds research and development programs for commercial products and independent research and development and bid and proposal work related to government contracts. Development costs include engineering and field support for new customer requirements. Corporation-sponsored research and development costs are expensed as incurred.

Research and development costs associated with customer-sponsored programs are charged to inventory and are recorded in cost of sales when products are delivered or services performed.

M. Environmental Costs

The Corporation establishes a reserve for a potential environmental remediation liability when it concludes that a determination of legal liability is probable, based upon the advice of counsel. Such amounts, if quantifiable, reflect the Corporation's estimate of the amount of that liability. If only a range of potential liability can be estimated, a reserve will be established at the low end of that range. Such reserves, which are reviewed quarterly, represent the current value of anticip ated remediation costs, not recognizing any potential recovery from insurance carriers or third-party legal actions, and are not discounted.

N. Accounting for Stock-Based Compensation

In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Corporation elected to account for its stock-based compensation using the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." As such, the Corporation does not recognize compensation expense on non-qualified stock options granted to employees when the exercise price of the options is equal to the market price of the underlying stock on the date of the grant.

Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123 and has been determined as if the Corporation had accounted for its employee stock option grants under the fair value method prescribed by that Statement. Information with regard to the number of options granted, market price of the grants, vesting requirements, and the maximum term of the options granted appears by plan type in the sections below. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

--------------------------------------------------------------------------------

                                                   2003         2002        2001
--------------------------------------------------------------------------------
Risk-free interest rate                           3.68%        3.61%       4.66%
Expected volatility                              31.68%       31.33%      24.18%
Expected dividend yield                           0.94%        0.92%       1.37%
Weighted-average option life                   7 years      7 years     7 years
Weighted-average grant-date
  fair value of options                         $13.97       $11.81       $6.79
================================================================================

--------------------------------------------------------------------------------


50      CURTISS-WRIGHT AND SUBSIDIARIES

The estimated fair value of the option grants are amortized to expense over the options' vesting period beginning January 1 of the following year, due to the timing of the grants. The Corporation's pro forma information for the years ended December 31, 2003, 2002, and 2001 is as follows:

--------------------------------------------------------------------------------

(In thousands, except per share data)        2003           2002           2001
-------------------------------------------------------------------------------
NET EARNINGS: AS REPORTED              $   52,268     $   45,136     $   62,880

Deduct:
   Total stock-based employee
   compensation expense
   determined under fair value
   based method for all awards,
   net of related tax effects              (1,261)        (1,524)        (1,197)
Pro forma                              $   51,007     $   43,612     $   61,683

NET EARNINGS PER SHARE:

As reported:
   Basic                               $     2.53     $     2.21     $     3.12
   Diluted                             $     2.50     $     2.16     $     3.07
Pro forma:
   Basic                               $     2.47     $     2.14     $     3.07
   Diluted                             $     2.44     $     2.09     $     3.01
===============================================================================

--------------------------------------------------------------------------------

The Corporation receives tax deductions related to the exercise of non-qualified stock options, the offset of which is recorded in equity. The tax benefit totaled $1.7 million, $2.7 million, and $0.5 million in 2003, 2002, and 2001, respectively. Further information concerning options granted under the Corporation's Long-Term Incentive Plan is provided in Note 14.

O. Capital Stock

On May 23, 2003, the stockholders approved an increase in the number of authorized shares of the Corporation's Common Stock from 11,250,000 to 33,750,000. On November 18, 2003, the Board of Directors declared a 2-for-1 stock split in the form of a 100% stock dividend. The split, in the form of 1 share of Common Stock for each share of Common Stock outstanding and 1 share of Class B Common Stock for each share of Class B Common Stock outstanding, was payable on December 17, 2003. To effectuate the stock split, the Corporation issued 5,993,864 original shares of Common Stock and 4,382,400 original shares of Class B Common Stock, at $1.00 par value from capital surplus, with a corresponding reduction in retained earnings of $10.4 million. Accordingly, all references throughout this annual report to number of shares, per share amounts, stock options data and market prices of the Corporation's two classes of common stock have been adjusted to reflect the effect of the stock split for all periods presented, where applicable.

In February 2001, the Corporation increased the authorized number of shares for repurchase under its existing stock repurchase program by 600,000 shares. This increase was an addition to the previous authorization of 300,000 shares. Purchases were authorized to be made from time to time in the open market or privately negotiated transactions, depending on market and other conditions, whenever management believes that the market price of the stock does not adequately reflect the true value of the Corporation and, therefore, represented an attractive investment opportunity. The shares are held at cost and reissuance is recorded at the weighted average cost. Through December 31, 2003, the Corporation had repurchased 210,930 shares under this program. There was no stock repurchased during 2003 and 2002.

P. Earnings Per Share

The Corporation is required to report both basic earnings per share ("EPS"), based on the weighted average number of Common and Class B shares outstanding, and diluted earnings per share, based on the basic EPS adjusted for all potentially dilutive shares issuable. The calculation of EPS is disclosed in
Note 13.

Q. Income Taxes

The Corporation applies SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in the results of operations in the period the new laws are enacted. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

R. Foreign Currency Translation

For operations outside the United States of America that prepare financial statements in currencies other than the U.S. dollar, the Corporation translates assets and liabilities at period-end exchange rates and income statement amounts using weighted average exchange rates for the period. The cumulative effect of translation adjustments is presented as a component of accumulated other comprehensive income within stockholders' equity. This balance is affected by foreign currency exchange rate fluctuations and by the acquisition of foreign entities. Gains and losses from foreign currency transactions are included in results of operations.

S. Derivatives

The Corporation uses interest rate swaps to manage its exposure to fluctuations in interest rates on a portion of its fixed rate debt instruments. The interest rate swap agreements are accounted for as fair value hedges. The derivatives have been recorded at fair value on the balance sheet within other non-current assets with changes in fair value recorded currently in earnings. Additionally, the carrying amount of the associated debt is adjusted through earnings for changes in fair value due to changes in interest rates. Ineffectiveness is recognized to the extent that these two adjustments do not offset. For the year ended December 31, 2003, the derivatives were assumed to be perfectly effective under the "short-cut method" of SFAS 133. The differential to be paid or received based on changes in interest rates is recorded as an adjustment to interest expense in the statement of earnings. Additional information on these swap agreements is presented in Note 12.


                                         CURTISS-WRIGHT AND SUBSIDIARIES      51

T. Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement requires the Corporation to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred, if a reasonable estimate can be made. Upon initial recognition of such a liability, if any, the Corporation would capitalize the asset retirement cost as an asset equal to the fair value of the liability and allocate such cost to expense systematically over the useful life of the underlying asset. The estimated future liability would be subject to change, with the effects of such change affecting the asset retirement cost and the related expense as appropriate. The provisions of this statement are effective for fiscal years beginning after June 15, 2002. The adoption of this statement did not have a material impact on the Corporation's results of operation or financial condition.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." This statement applies to costs associated with exit or disposal activities and requires that liabilities for costs associated with these activities be recognized and measured initially at its fair value in the period in which the liability is incurred. The provisions of this statement are effective for exit or disposal activities initiated after December 31, 2002. The adoption of this statement did not have a material impact on the Corporation's results of operation or financial condition.

In November 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation relates to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. This interpretation requires the issuer of a guarantee to recognize a liability at the inception of that guarantee. The Corporation is required to apply the interpretation to all guarantees issued or modified after December 31, 2002. The disclosure requirements of this interpretation are effective for financial statements of interim and annual periods ending after December 15, 2002. The adoption of this statement did not have a material impact on the Corporation's results of operation or financial condition.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation--Transition and Disclosure." This statement provides alternate methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, the statement requires additional disclosures about the methods of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of this statement are effective for fiscal years beginning after December 15, 2002. The Corporation intends on continuing to account for its stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and thus the adoption of the new standard did not have a material impact on the Corporation's results of operation or financial condition.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities ("VIE"s)" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," addresses when a company should include in its financial statements the assets and liabilities of unconsolidated VIEs. FIN 46 was effective for VIEs created or acquired after January 31, 2003. The Corporation is not party to any contractual arrangements with VIEs and thus the adoption of this statement did not have a material impact on the Corporation's results of operation or financial condition.

In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 ("Revised Interpretations") resulting in multiple effective dates based on the nature as well as the creation date of the VIE. The Corporation does not anticipate that the adoption of this statement will have a material impact on the Corporation's results of operation or financial condition.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The Statement is effective for financial instruments entered into or modified after May 31, 2003. It applies in the first interim period beginning after June 15, 2003, to entities with financial instruments acquired before May 31, 2003. The adoption of this statement did not have a material impact on the Corporation's results of operation or financial condition.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." This Statement retains the disclosure requirements contained in the original FASB Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which it replaces and requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. It does not change the measurement of recognition of those plans required by FASB Statements No. 87, "Employers' Accounting for Pensions," No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Statement is effective for annual and interim periods with fiscal years ending after December 15, 2003. The adoption of this statement did not have a material impact on the Corporation's results of operation or financial condition.

2. Acquisitions

The Corporation acquired six businesses in 2003, six businesses in 2002, and seven businesses in 2001 as described below. All acquisitions have been accounted for as purchases with the excess of the purchase price over the estimated fair value of the net tangible and intangible assets acquired recorded as goodwill. The Corporation makes preliminary estimates of the value of identifiable intangibles with a finite life and records amortization based upon the estimated useful life of those intangible assets identified. Within one year of acquisition, the Corporation will adjust these estimates based upon


52      CURTISS-WRIGHT AND SUBSIDIARIES
analysis of third party appraisals and the determination of fair value when finalized. The Corporation does not consider the 2003 acquisitions to be material, individually or in the aggregate, to its financial position, liquidity, or results of operations, and therefore no pro forma financial statements are provided. The results of each acquired business have been included in the consolidated financial results of the Corporation from the date of acquisition in the segment indicated as follows:

Motion Control

NOVATRONICS/PICKERING

On December 4, 2003, the Corporation acquired all of the outstanding shares of Novatronics Inc. ("Novatronics") and Pickering Controls Inc. ("Pickering") in a single transaction. The purchase price of the acquisition, subject to a working capital adjustment and other customary adjustments as provided in the Stock Purchase Agreement, was $13.6 million in cash and the assumption of certain liabilities. There are provisions in the agreement for an additional payment in 2006 upon the achievement of certain financial performance criteria up to a maximum of $2.3 million. Management funded the purchase price with proceeds from the Senior Notes issued in September 2003. The excess of the purchase price over the fair value of the net assets acquired as of December 31, 2003 is $5.3 million. The fair value of the net assets acquired was based on current estimates. The Corporation may adjust these estimates based upon analysis of third party appraisals and the final determination of fair value. Revenues of the purchased business were $12.0 million for the year ended December 31, 2002.

Novatronics and Pickering design and manufacture electric motors and position sensors (both linear and rotary) for the commercial aerospace, military aerospace, and industrial markets. Novatronics has operating facilities located in Stratford, Ontario, Canada, while Pickering is located in Plainview, New York.

SYSTRAN CORPORATION

On December 1, 2003, the Corporation acquired all of the outstanding shares of Systran Corporation ("Systran"). The purchase price of the acquisition, subject to a working capital adjustment and other customary adjustments as provided for in the Stock Purchase Agreement, was $18.0 million in cash and the assumption of certain liabilities. Management funded the purchase price with proceeds from the Senior Notes issued in September 2003. The excess of the purchase price over the fair value of the net assets acquired as of December 31, 2003 is $9.3 million. The fair value of the net assets acquired was based on current estimates. The Corporation may adjust these estimates based upon analysis of third party appraisals and the final determination of fair value. Revenues of the purchased business were $15.1 million for the year ended September 30, 2003.

Systran is a leading supplier of highly specialized, high performance data communications products for real-time systems, primarily for the aerospace and defense, industrial automation, and medical imaging markets. Key applications include simulation, process control, advanced digital signal processing, data acquisition, image processing, and test and measurement. Systran's operations are located in Dayton, Ohio.

PERITEK CORPORATION

On August 1, 2003, the Corporation acquired the assets and certain liabilities of Peritek Corporation ("Peritek"). The purchase price of the acquisition was $3.2 million in cash and the assumption of certain liabilities. The Corporation paid $1.5 million at closing, which was funded from cash available from operations, and will pay the remaining purchase price subject to a promissory note of $1.2 million and settlement of a holdback provision of $0.3 million. The holdback amount is held as security for potential indemnification claims. Any amount of holdback remaining after claims for indemnification have been settled will be paid nineteen months after the acquisition date. The purchase price of the acquisition approximates the fair value of the net assets acquired as of December 31, 2003, which includes developed technology of approximately $2.6 million. Revenues of the purchased business for the fiscal year ending March 31, 2003 were $2.7 million.

Peritek is a leading supplier of video and graphic display boards for the embedded computing industry and supplies a variety of industries including aviation, defense, and medical. In addition, Peritek supplies products for bomb detection, industrial automation, and medical imaging applications. Peritek's operations are located in Oakland, California.

COLLINS TECHNOLOGIES

On February 28, 2003, the Corporation acquired the assets of Collins Technologies ("Collins") from G.L. Collins Corporation. The purchase price of the acquisition was $11.8 million in cash and the assumption of certain liabilities. Included in the purchase price is $0.5 million held as security for potential indemnification claims. Any amount of holdback remaining after claims for indemnification have been settled will be paid one year after the acquisition date. Management funded the purchase price from credit available under the Corporation's Short-Term Credit Agreement. The excess of the purchase price, excluding the holdback, over the fair value of the net assets acquired as of December 31, 2003 is $6.8 million. The fair value of the net assets acquired was based on current estimates. The Corporation may adjust these estimates based upon analysis of third party appraisals and the final determination of fair value. Revenues of the purchased business were $8.3 million for the year ended March 31, 2002.

Collins designs and manufactures Linear Variable Displacement Transducers ("LVDTs"), primarily for aerospace flight and engine control applications. Industrial LVDTs are used mostly in industrial automation and test applications. Collins' operations are located in Long Beach, California.


                                         CURTISS-WRIGHT AND SUBSIDIARIES      53

PENNY & GILES/AUTRONICS

On April 1, 2002, the Corporation acquired all of the outstanding shares of Penny and Giles Controls Ltd., Penny and Giles Controls Inc., Penny and Giles Aerospace Ltd., the assets of Penny & Giles International Plc. devoted to its aerospace component business (collectively "Penny and Giles"), and substantially all of the assets of Autronics Corporation ("Autronics") from Spirent Plc. The purchase price of the acquisition was $59.5 million in cash and the assumption of certain liabilities. Approximately $40 million of the purchase price was funded from the Corporation's Revolving Credit facility. The excess of the purchase price over the fair value of the net assets acquired as of December 31, 2003 is $32.5 million, including foreign currency translation adjustment gains of $4.8 million.

Penny and Giles is a designer and manufacturer of proprietary position sensors and control hardware for both military and commercial aerospace applications and industrial markets. Autronics is a leading provider of aerospace fire detection and suppression control systems, power conversion products, and control electronics. The acquired business units are located in Wales, England, Germany, and the United States of America.

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

The purchase price of the acquisition was $44.8 million in cash and the assumption of certain liabilities. There are provisions in the agreement for additional payments upon the achievement of certain financial performance criteria through 2006 up to a maximum additional payment of $22.0 million. During 2003, the Corporation had paid $1.8 million in cash and accrued an additional $1.2 million related to these provisions, which have been reflected in the purchase price above. This acquisition was accounted for as a purchase in the fourth quarter of 2001. The excess of the purchase price over the fair value of the net assets acquired as of December 31, 2003 is $35.8 million.

Flow Control

TAPCO INTERNATIONAL

On December 3, 2002, the Corporation acquired the assets of TAPCO International, Inc., ("TAPCO") for $12.0 million in cash and the assumption of certain liabilities. The acquisition was accounted for as a purchase in the fourth quarter of 2002 and was funded from the Corporation's revolving credit facilities. The excess of the purchase price over the fair value of the net assets acquired as of December 31, 2003 is $6.4 million.

TAPCO designs, engineers, and manufactures high-performance metal seated industrial gate valves, butterfly valves, flapper valves, actuators, and internal components used in high-temperature, highly abrasive, and highly corrosive environments in the petrochemical refining industry. Operations are located in Houston, Texas with a minor operation in the UK to serve the European market.

ELECTRO-MECHANICAL DIVISION

On October 28, 2002, the Corporation acquired the net assets of the Electro Mechanical Division ("EMD") of Westinghouse Government Services Company LLC, a wholly-owned subsidiary of Washington Group International. The purchase price of the acquisition, which includes capitalized acquisition costs, was $79.9 million in cash and the assumption of certain liabilities and is subject to a working capital adjustment and other customary adjustments as provided for in the Asset Purchase Agreement. The acquisition was accounted for as a purchase in the fourth quarter of 2002 and was funded from the Corporation's revolving credit facilities. The purchase price has been allocated to the net tangible and intangible assets acquired as of December 31, 2003, with the remainder recorded as goodwill, on the basis of estimated fair values, as follows:

--------------------------------------------------------------------------------

(In thousands)
-------------------------------------------------------------------------------
Net working capital                                                    $    455
Property, plant and equipment                                            70,474
Other assets                                                             40,423
Postretirement benefit obligation                                       (36,344)
Pension benefit obligation                                              (38,626)
Other noncurrent liabilities                                            (13,881)
Intangible assets                                                         6,970
-------------------------------------------------------------------------------
Net tangible and intangible assets                                     $ 29,471
Purchase price                                                           79,858
-------------------------------------------------------------------------------
Goodwill                                                               $ 50,387
================================================================================

--------------------------------------------------------------------------------

EMD is a designer and manufacturer of highly engineered critical function electro-mechanical solutions for the U.S. Navy, commercial nuclear power utilities, petrochemical, and hazardous waste industries. Operations are located in Cheswick, Pennsylvania.


54      CURTISS-WRIGHT AND SUBSIDIARIES

DELTAVALVE

On December 12, 2001, the Corporation acquired the operating assets of Deltavalve USA, LLC ("Deltavalve"). Deltavalve designs, engineers, and manufactures industrial valves used in high pressure, extreme temperature, and corrosive plant environments. Deltavalve is located in Salt Lake City, Utah with an assembly and test facility in Calgary, Alberta, Canada.

The Corporation acquired the net assets of Deltavalve for $6.5 million in cash, plus the assumption of certain liabilities. There are provisions in the agreement for additional payments upon the achievement of certain financial performance criteria through 2006. This acquisition was accounted for as a purchase in the fourth quarter of 2001. The excess of the purchase price over the fair value of the net assets acquired as of December 31, 2003 is $3.9 million.

PEERLESS INSTRUMENT COMPANY

On November 8, 2001, the Corporation acquired the stock of Peerless Instrument Co., Inc. ("Peerless"). Peerless is an engineering and manufacturing company that designs and produces custom control components and systems for flow control applications primarily for the U.S. Nuclear Naval program. The purchased business was located in Elmhurst, New York, but has subsequently been relocated to the Corporation's facility in East Farmingdale, New York. The purchase price of the acquisition was $7.0 million in cash plus the assumption of certain liabilities. This acquisition was accounted for as a purchase in the fourth quarter of 2001. The excess of the purchase price over the fair value of the net assets acquired as of December 31, 2003 is $2.0 million.

SOLENT & PRATT

On March 23, 2001, the Corporation acquired the operating assets of Solent & Pratt Ltd. ("Solent & Pratt"). Solent & Pratt is a manufacturer of high performance butterfly valves and is a global supplier to the petroleum, petrochemical, chemical, and process industries. The operations are located in Bridport, England.

The Corporation purchased the assets of Solent & Pratt for $2.4 million in cash and the assumption of certain liabilities. There are provisions in the agreement for additional payments upon the achievement of certain performance criteria through 2006. During 2003, the Corporation had paid $0.9 million related to these provisions, which have been reflected in the purchase price above. The acquisition was accounted for as a purchase in the first quarter of 2001. The excess of the purchase price over the fair value of the net assets acquired as of December 31, 2003 is $3.8 million, including foreign currency translation gains of $0.8 million.

Metal Treatment

E/M ENGINEERED COATINGS SOLUTIONS

On April 2, 2003, the Corporation purchased selected assets of E/M Engineered Coatings Solutions ("E/M Coatings"). The purchase price of the acquisition was $16.8 million in cash and the assumption of certain liabilities. The purchase price was funded from credit available under the Corporation's Short-Term Credit Agreement. The excess of the purchase price over the fair value of the net assets acquired as of December 31, 2003 is $5.8 million. The fair value of the net assets acquired was based on current estimates. The Corporation may adjust these estimates based upon analysis of third party appraisals and the final determination of fair value. Revenues of the purchased business were approximately $26 million for the year ended December 31, 2002.

The Corporation acquired six E/M Coatings facilities operating in Chicago, IL; Detroit, MI; Minneapolis, MN; Hartford, CT; and North Hollywood and Chatsworth, CA. Combined, these facilities are one of the leading providers of solid film lubricant coatings in the United States. The E/M Coatings facilities have the capability of applying over 1,100 different coatings to impart lubrication, corrosion resistance, and certain cosmetic and dielectric properties to selected components.

ADVANCED MATERIAL PROCESS

On March 11, 2003, the Corporation acquired selected net assets of Advanced Material Process Corp. ("AMP"), a private company with operations located in Wayne, Michigan. The purchase price of the acquisition was $5.9 million in cash and the assumption of certain liabilities. Included in the purchase price is $0.2 million held as security for potential indemnification claims. Any amount of holdback remaining after claims for indemnification have been settled will be paid one year after the acquisition date. There are provisions in the agreement for additional payments upon the achievement of certain financial performance criteria through 2008 up to a maximum additional payment of $1.0 million. Management funded the purchase from credit available under the Corporation's Short-Term Credit Agreement. The excess of the purchase price over the fair value of the net assets acquired as of December 31, 2003 is $2.8 million. The fair value of the net assets acquired was based on current estimates. The Corporation may adjust these estimates based upon analysis of third party appraisals and the final determination of fair value. Revenues of the purchased business were $5.1 million for the year ended December 31, 2002.

AMP is a supplier of commercial shot peening services primarily to the automotive market in the Detroit area.


                                         CURTISS-WRIGHT AND SUBSIDIARIES      55

BRENNER TOOL & DIE

On November 14, 2002, the Corporation acquired selected assets and liabilities of Brenner Tool and Die, Inc. ("Brenner") relating to Brenner's metal finishing operations in Bensalem, Pennsylvania. Brenner provides non-destructive testing, chemical milling, chromic and phosphoric anodizing, and painting services.

The purchase price of the acquisition was $10.0 million in cash, which approximated the fair value of the net assets acquired as of December 31, 2003. There are provisions in the agreement for additional payments upon the achievement of certain financial performance criteria through 2007 up to a maximum additional payment of $10.0 million.

YTSTRUKTUR ARBOGA AB

On April 11, 2002, the Corporation acquired 100% of the stock of Ytstruktur Arboga AB, a metal treatment business located in Arboga, Sweden. This business, specializing in controlled shot peening, non-destructive testing, and other metal finishing processes, services the Scandinavian market.

The purchase price of the acquisition was $1.2 million. The excess of the purchase price over the fair value of the net assets acquired as of December 31, 2003 is $1.5 million, including $0.5 million of foreign currency translation gains.

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

IRONBOUND HEAT TREATING COMPANY

On November 6, 2001, the Corporation acquired the commercial heat treating assets of Ironbound Heat Treating Company ("Ironbound"). Ironbound provides heat treating services to markets that include tool and die, automotive, aerospace, and medical components. The business is located in Roselle, New Jersey.

The purchase price of the acquisition was $4.5 million in cash and the assumption of certain liabilities. This acquisition has been accounted for as a purchase in the fourth quarter of 2001. The excess of the purchase price over the fair value of the net assets acquired was $0.8 million.

3. Divestitures

On December 20, 2001, the Corporation sold its Wood-Ridge, New Jersey Business Complex for $51.0 million. The business complex comprised 2.3 million square feet of rental space situated on 138 acres of land. As a result of the sale, the Corporation recognized a net after-tax gain of $23.0 million during 2001.

Under the sale agreement, the Corporation will retain the responsibility to continue the ongoing environmental remediation on the property until such time that a "no further action" letter and covenant not to sue is obtained from the New Jersey Department of Environmental Protection. The cost of the remediation has been previously accrued. Please refer to Note 15 for additional information regarding environmental matters.

4. Recapitalization

On October 26, 2001, the Corporation's shareholders approved a recapitalization plan, which enabled Unitrin Inc. ("Unitrin") to distribute its approximate 44% equity interest in Curtiss-Wright to its shareholders on a tax-free basis.

Under the recapitalization plan, and in order to meet certain tax requirements, Unitrin's 4.4 million shares of the Corporation's common stock were exchanged for an equivalent number of shares of a new Class B Common Stock of Curtiss-Wright, which are entitled to elect 80% of Curtiss-Wright's Board of Directors. After such exchange, Unitrin immediately distributed the Class B shares to its approximately 8,000 registered stockholders in a tax-free distribution. The holders of the outstanding Common shares of Curtiss-Wright are entitled to elect up to 20% of the Board of Directors after the distribution. Other than the right to elect Directors, the two classes of stock vote as a single class (except as required by law) and are equal in all other respects. The new Class B Common Stock was listed on the New York Stock Exchange, effective November 29, 2001.

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


56      CURTISS-WRIGHT AND SUBSIDIARIES

5. Receivables

Receivables include current notes, amounts billed to customers, claims and other receivables, and unbilled revenue on long-term contracts, consisting of amounts recognized as sales but not billed. Substantially all amounts of unbilled receivables are expected to be billed and collected in the subsequent year.

Credit risk is generally diversified due to the large number of entities comprising the Corporation's customer base and their geographic dispersion. The Corporation is either a prime contractor or subcontractor of various agencies of the U.S. Government. Revenues derived directly and indirectly from government sources (primarily the U.S. Government) were 46%, 41% and 25% of consolidated revenues in 2003, 2002, and 2001, respectively. As of December 31, 2003 and 2002, accounts receivable due directly or indirectly from these government sources represented 34% and 36% of net receivables, respectively. Sales to one customer through which the Corporation is a subcontractor to the U.S. Government were 16% of consolidated revenues in 2003, 10% in 2002, and 6% in 2001. Accounts receivables due from this same customer were 14% of net receivables at December 31, 2003 and 15% as of December 31, 2002. Due to the increased diversification of the Corporation's customer base resulting from our recent acquisitions, no one commercial customer represents a significant concentration of credit risk at December 31, 2003 and 2002.

The Corporation performs ongoing credit evaluations of its customers and establishes appropriate allowances for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information.

The composition of receivables is as follows:

--------------------------------------------------------------------------------

(In thousands) December 31,                              2003              2002
-------------------------------------------------------------------------------
BILLED RECEIVABLES:

Trade and other receivables                         $ 111,068         $ 106,946
   Less: Allowance for
         doubtful accounts                             (3,449)           (3,244)
-------------------------------------------------------------------------------
Net billed receivables                                107,619           103,702
-------------------------------------------------------------------------------
UNBILLED RECEIVABLES:

Recoverable costs and estimated
   earnings not billed                                 56,070            45,997
   Less: Progress payments applied                    (20,327)          (13,965)
-------------------------------------------------------------------------------
Net unbilled receivables                               35,743            32,032
-------------------------------------------------------------------------------
Receivables, net                                    $ 143,362         $ 135,734
===============================================================================

--------------------------------------------------------------------------------

The net receivable balance at December 31, 2003 included $10.5 million related to the Corporation's 2003 acquisitions.

6. Inventories

In accordance with industry practice, inventoried costs contain amounts relating to long-term contracts and programs with long production cycles, a portion of which will not be realized within one year. Inventories are valued at the lower of cost (principally average cost) or market. The composition of inventories is as follows:

--------------------------------------------------------------------------------

(In thousands) December 31,                              2003              2002
-------------------------------------------------------------------------------
Raw material                                        $  40,624         $  34,365
Work-in-process                                        26,409            26,069
Finished goods and component parts                     46,575            45,682
Inventoried costs related to
   U.S. Government and other
   long-term contracts                                 20,544            22,743
-------------------------------------------------------------------------------
Gross inventories                                     134,152           128,859
-------------------------------------------------------------------------------
   Less: Inventory reserves                           (22,278)          (23,548)
   Progress payments applied,
       principally related to
       long-term contracts                            (13,994)          (20,743)
-------------------------------------------------------------------------------
   Inventories, net                                 $  97,880         $  84,568
===============================================================================

--------------------------------------------------------------------------------

The net inventory balance at December 31, 2003 included $9.0 million related to the Corporation's 2003 acquisitions.

7. Property, Plant, and Equipment

The composition of property, plant, and equipment is as follows:

--------------------------------------------------------------------------------

(In thousands) December 31,                                2003            2002
-------------------------------------------------------------------------------
Land                                                  $  12,206       $  11,677
Buildings and improvements                               93,058          80,652
Machinery, equipment, and other                         294,744         262,661
-------------------------------------------------------------------------------
Property, plant, and equipment, at cost                 400,008         354,990
Less: Accumulated depreciation                         (161,869)       (135,941)
-------------------------------------------------------------------------------
Property, plant, and equipment, net                   $ 238,139       $ 219,049
===============================================================================

--------------------------------------------------------------------------------

Depreciation expense for the years ended December 31, 2003, 2002, and 2001 was $27.7 million, $16.7 million, and $12.4 million, respectively. The net property, plant, and equipment balance at December 31, 2003 included $3.1 million related to the Corporation's 2003 acquisitions.


                                         CURTISS-WRIGHT AND SUBSIDIARIES      57

8. Goodwill

Goodwill consists primarily of the excess purchase price of acquisitions over the fair value of the net assets acquired.

The changes in the carrying amount of goodwill for 2003 and 2002 are as follows:

--------------------------------------------------------------------------------

                                 Motion         Flow         Metal
(In thousands)                  Control      Control     Treatment  Consolidated
--------------------------------------------------------------------------------
December 31, 2001              $ 46,453     $ 33,075      $  4,057      $ 83,585
Goodwill from 2002
   acquisitions                  22,263       62,122         1,077        85,462
Change in estimate to
   fair value of net
   assets acquired
   in 2001                        5,417         (183)        1,666         6,900
Foreign currency
   translation
   adjustment                     4,594          395           165         5,154
--------------------------------------------------------------------------------
December 31, 2002                78,727       95,409         6,965       181,101
================================================================================
Goodwill from 2003
   acquisitions                  21,369           --         8,581        29,950
Change in estimate to
   fair value of net
   assets acquired
   in 2002                        6,081       (3,977)           13         2,117
Foreign currency
   translation
   adjustment                     4,673        1,986           231         6,890
--------------------------------------------------------------------------------
December 31, 2003              $110,850     $ 93,418      $ 15,790      $220,058
================================================================================

--------------------------------------------------------------------------------

During 2003, the Corporation finalized the allocation of the purchase price for the six businesses acquired in 2002. The purchase price allocations relating to businesses acquired in 2003 are based on estimates and have not yet been finalized. Approximately $15 million and $18 million of the goodwill acquired during 2003 and 2002, respectively, is deductible for tax purposes.

In accordance with SFAS No. 142, the Corporation completed its annual impairment test of goodwill during the third quarter of 2003 and concluded there was no impairment of goodwill.

The following table reflects the pro forma consolidated results adjusted as if SFAS No. 142 were adopted as of January 1, 2001:

--------------------------------------------------------------------------------

(In thousands) December 31,                   2003           2002           2001
--------------------------------------------------------------------------------
NET EARNINGS:

As reported                             $   52,268     $   45,136     $   62,880
Goodwill amortization,
   net of tax                                   --             --          1,136
--------------------------------------------------------------------------------
As adjusted                             $   52,268     $   45,136     $   64,016
--------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE:

As reported                             $     2.50     $     2.16     $     3.07
Goodwill amortization,
   net of tax                                   --             --           0.06
--------------------------------------------------------------------------------
As adjusted                             $     2.50     $     2.16     $     3.13
================================================================================

--------------------------------------------------------------------------------

9. Other Intangible Assets, net

Intangible assets are generally the result of acquisitions and consist primarily of purchased technology, customer related intangibles, trademarks and service marks, and technology licenses. Intangible assets are amortized over useful lives that range between 1 and 20 years.

The following table summarizes the intangible assets acquired (including their weighted average useful lives) by the Corporation during 2003 and 2002. The 2002 amounts have been adjusted to reflect the change in estimates of fair values made in 2003 and exclude $1.0 million of indefinite lived intangible assets included in Other intangible assets.

--------------------------------------------------------------------------------

(In thousands, except years data)              2003                    2002
--------------------------------------------------------------------------------
                                         Amount    Years         Amount    Years
--------------------------------------------------------------------------------
Developed technology                    $12,453      8.0        $11,012     14.3
Customer related
  intangibles                             7,426     11.6          8,035     13.4
Other intangible assets                   2,519     10.5            244     14.4
--------------------------------------------------------------------------------
Total                                   $22,398      9.5        $19,291     13.9
================================================================================

--------------------------------------------------------------------------------


58      CURTISS-WRIGHT AND SUBSIDIARIES

The following tables present the cumulative composition of the Corporation's acquired intangible assets as of December 31:

--------------------------------------------------------------------------------

(In thousands)                                           Accumulated
2003                                            Gross   Amortization         Net
--------------------------------------------------------------------------------
Developed technology                          $32,892        $(2,966)    $29,926
Customer related intangibles                   14,469           (863)     13,606
Other intangible assets                         5,902         (1,166)      4,736
--------------------------------------------------------------------------------
Total                                         $53,263        $(4,995)    $48,268
================================================================================

                                                         Accumulated
2002                                            Gross   Amortization         Net
--------------------------------------------------------------------------------
Developed technology                          $21,371        $(1,452)    $19,919
Customer related intangibles                    1,268           (601)        667
Other intangible assets                         2,143           (747)      1,396
--------------------------------------------------------------------------------
Total                                         $24,782        $(2,800)    $21,982
================================================================================

--------------------------------------------------------------------------------

The following table presents the changes in the net balance of other intangibles assets during 2003:

--------------------------------------------------------------------------------

                                              Customer        Other
                              Developed        Related   Intangible
(In thousands)               Technology    Intangibles       Assets       Total
-------------------------------------------------------------------------------
December 31, 2002               $19,919          $ 667       $1,396     $21,982
Acquired during 2003             12,453          7,426        2,519      22,398
Amortization expense             (1,408)        (1,744)        (423)     (3,575)
Change in estimate of
   fair value related
   to purchase price
   allocations                   (1,771)         7,230        1,244       6,703
Net foreign currency
   translation
   adjustment                       733             27           --         760
-------------------------------------------------------------------------------
December 31, 2003
Total                           $29,926        $13,606       $4,736     $48,268
================================================================================

--------------------------------------------------------------------------------

During 2003, the Corporation removed $1.5 million of fully amortized intangible assets from the gross and accumulated amortization of customer related intangibles, respectively.

Amortization expense for the years ended December 31, 2002 and 2001 was $1.9 million and $0.4 million, respectively. The estimated future amortization expense of purchased intangible assets is as follows:

--------------------------------------------------------------------------------

(In thousands)
--------------------------------------------------------------------------------
2004                                                                     $ 4,641
2005                                                                       4,581
2006                                                                       4,581
2007                                                                       4,581
2008                                                                       4,391
2009 and thereafter                                                       25,493
--------------------------------------------------------------------------------
Total amortization expense                                               $48,268
================================================================================

--------------------------------------------------------------------------------

10. Accrued Expenses and Other Current Liabilities

Accrued expenses consist of the following:

--------------------------------------------------------------------------------

(In thousands) December 31,                                 2003           2002
-------------------------------------------------------------------------------
Accrued compensation                                    $ 26,331       $ 19,667
Accrued interest                                           3,264            216
Accrued insurance                                          3,957          3,253
Accrued taxes other than income taxes                      3,050          2,044
Accrued commissions                                        1,593          1,137
Other                                                      6,743          6,129
-------------------------------------------------------------------------------
Total accrued expenses                                  $ 44,938       $ 32,446
================================================================================

-------------------------------------------------------------------------------

Other current liabilities consist of the following:

-------------------------------------------------------------------------------

(In thousands) December 31,                                 2003           2002
-------------------------------------------------------------------------------
Deferred revenue                                        $ 21,726       $ 31,796
Warranty reserves                                         10,011          9,504
Current portion of environmental reserves                  2,178          2,177
Additional amounts due to sellers
   on acquisitions                                         2,154          2,120
Other                                                      3,355          4,875
-------------------------------------------------------------------------------
Total other current liabilities                         $ 39,424       $ 50,472
================================================================================

-------------------------------------------------------------------------------

The accrued expenses and other current liabilities at December 31, 2003 included $2.2 million and $1.5 million, respectively, related to the Corporation's 2003 acquisitions.


                                         CURTISS-WRIGHT AND SUBSIDIARIES      59

The Corporation provides its customers with warranties on certain commercial and governmental products. Estimated warranty costs are charged to expense in the period the related revenue is recognized based on quantitative historical experience. These estimates are adjusted in the period in which actual results are finalized or better information is obtained. The following table presents the changes in the Corporation's warranty reserves:

--------------------------------------------------------------------------------

(In thousands)                                              2003           2002
-------------------------------------------------------------------------------
Warranty reserves at January 1,                         $  9,504       $  3,162
Increase due to acquisitions                                 612          4,249
Provision for current year sales                           1,650          1,648
Change in estimates to
   pre-existing warranties                                  (389)         1,227
Current year claims                                       (1,930)        (1,424)
Foreign currency translation adjustment                      564            642
-------------------------------------------------------------------------------
Warranty reserves at December 31,                       $ 10,011       $  9,504
================================================================================

--------------------------------------------------------------------------------

11. Income Taxes

Earnings before income taxes for the years ended December 31 consist of:

--------------------------------------------------------------------------------

(In thousands)                                     2003         2002        2001
--------------------------------------------------------------------------------
Domestic                                        $67,429      $55,314    $ 84,018
Foreign                                          16,627       16,421      18,179
--------------------------------------------------------------------------------
Total                                           $84,056      $71,735    $102,197
================================================================================

--------------------------------------------------------------------------------

The provision for income taxes for the years ended December 31 consist of:

--------------------------------------------------------------------------------

(In thousands)                                     2003         2002        2001
--------------------------------------------------------------------------------
Current:
   Federal                                      $17,018      $13,582     $22,656
   State                                          4,103        3,648       6,048
   Foreign                                        5,050        5,255       5,829
--------------------------------------------------------------------------------
                                                 26,171       22,485      34,533
--------------------------------------------------------------------------------
Deferred:
   Federal                                        5,032        3,664       3,763
   State                                            426          296         505
   Foreign                                          159          154         516
--------------------------------------------------------------------------------
                                                  5,617        4,114       4,784
--------------------------------------------------------------------------------
Provision for income taxes                      $31,788      $26,599     $39,317
================================================================================

--------------------------------------------------------------------------------

The effective tax rate varies from the U.S. federal statutory tax rate for the years ended December 31, principally due to the following:

--------------------------------------------------------------------------------

                                                  2003         2002        2001
-------------------------------------------------------------------------------
U.S. Federal statutory tax rate                   35.0%        35.0%       35.0%
Add (deduct):
   State and local taxes                           3.5          3.6         4.2
   Recovery of research &
       development credits
          from prior years                          --         (1.3)         --
   Dividends received
       deduction and tax
          exempt income                             --         (0.1)       (0.5)
All other, net                                    (0.7)        (0.1)       (0.2)
-------------------------------------------------------------------------------
Effective tax rate                                37.8%        37.1%       38.5%
===============================================================================

--------------------------------------------------------------------------------

The components of the Corporation's deferred tax assets and liabilities at December 31 are as follows:

--------------------------------------------------------------------------------

(In thousands)                                             2003            2002
-------------------------------------------------------------------------------
Deferred tax assets:
   Environmental reserves                             $   9,318       $  10,127
   Inventories                                            8,992           9,974
   Postretirement/postemployment
       benefits                                          15,601          15,002
   Incentive compensation                                 5,383           3,406
   Accrued vacation pay                                   3,806           3,535
   Warranty reserve                                       1,686           2,014
   Other                                                  4,446           4,076
-------------------------------------------------------------------------------
Total deferred tax assets                                49,232          48,134
-------------------------------------------------------------------------------
Deferred tax liabilities:
   Retirement plans                                      13,692          12,785
   Depreciation                                          16,416          13,875
   Goodwill amortization                                  4,936           2,841
   Other intangible amortization                          9,285           1,773
   Other                                                  3,071           1,625
-------------------------------------------------------------------------------
Total deferred tax liabilities                           47,400          32,899
-------------------------------------------------------------------------------
Net deferred tax assets                               $   1,832       $  15,235
===============================================================================

--------------------------------------------------------------------------------


60      CURTISS-WRIGHT AND SUBSIDIARIES

Deferred tax assets and liabilities are reflected on the Corporation's consolidated balance sheet at December 31 as follows:

--------------------------------------------------------------------------------

(In thousands)                                             2003            2002
-------------------------------------------------------------------------------
Current deferred tax assets                           $  23,630       $  21,840
Noncurrent deferred tax liabilities                     (21,798)         (6,605)
-------------------------------------------------------------------------------
Net deferred tax assets                               $   1,832       $  15,235
===============================================================================

--------------------------------------------------------------------------------

Income tax payments of $22.8 million were made in 2003, $34.6 million in 2002, and $18.9 million in 2001.

No provision has been made for U.S. federal or foreign taxes on that portion of certain foreign subsidiaries' undistributed earnings $16.7 million at December 31, 2003 considered to be permanently reinvested. It is not practicable to estimate the amount of tax that would be payable if these amounts were repatriated to the U.S.; however, it is expected that there would be minimal or no additional tax because of the availability of foreign tax credits.

12. Debt

Debt at December 31 consists of the following:

--------------------------------------------------------------------------------

(In thousands)                                             2003            2002
-------------------------------------------------------------------------------
Industrial Revenue Bonds, due from
   2007 to 2028. Weighted average
   interest rate is 1.24% and 1.51%
   for 2003 and 2002, respectively                    $  14,296       $  13,400
Revolving Credit Agreement Borrowing,
   due 2007. Weighted average interest
   rate is 1.97% for 2003 and 2.55%
   for 2002                                               8,868         105,463
Short-Term Credit Agreement Borrowing,
   due 2004. Weighted average interest
   rate is 2.27% for 2003                                    --          32,000
5.13% Senior Notes due 2010                              75,217              --
5.74% Senior Notes due 2013                             125,747              --
Other debt                                                1,020           1,015
-------------------------------------------------------------------------------
Total debt                                              225,148         151,878
-------------------------------------------------------------------------------
Less: Short-term debt                                       997          32,837
Total Long-term debt                                  $ 224,151       $ 119,041
================================================================================

--------------------------------------------------------------------------------

The debt under the Corporation's revolving credit agreement includes amounts denominated in Swiss francs, which were 11.0 million Swiss francs at December 31, 2003 and December 31, 2002.

The estimated fair values of the Corporation's long-term debt instruments at December 31, 2003 aggregated $226.6 million compared to a carrying value of $225.1 million. The carrying amount of the variable interest rate long-term debt approximates fair value because the interest rates are reset periodically to reflect current market conditions. Fair values for the Corporation's fixed rate debt were estimated based on valuations provided by third parties in accordance with their proprietary models.

The carrying amount of the interest rate swaps reflects their fair value as provided by third parties in accordance with their proprietary models.

The fair values described above may not be indicative of net realizable value or reflective of future fair values. Furthermore, the use of different methodologies to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Aggregate maturities of debt are as follows:

--------------------------------------------------------------------------------

(In thousands)
--------------------------------------------------------------------------------
2004                                                                    $    997
2005                                                                          79
2006                                                                          59
2007                                                                      13,929
2008                                                                          62
Thereafter                                                               209,058
--------------------------------------------------------------------------------
Total                                                                   $224,184
================================================================================

Amounts exclude a $1.0 million adjustment to the fair value of long-term debt relating to the Corporation's interest rate swap agreements that will not be settled in cash.

--------------------------------------------------------------------------------

Interest payments of $2.3 million, $1.6 million, and $0.8 million were made in 2003, 2002, and 2001, respectively.

On September 25, 2003 the Corporation issued $200.0 million of Senior Notes (the "Notes"). The Notes consist of $75.0 million of 5.13% Senior Notes that mature on September 25, 2010 and $125.0 million of 5.74% Senior Notes that mature on September 25, 2013. The Corporation used the net proceeds of the Notes to repay the majority of the outstanding indebtedness under the existing revolving credit facilities. The Notes are senior unsecured obligations and are equal in right of payment to the Corporation's existing senior indebtedness. The Corporation, at its option, can prepay at any time, all or from time to time any part of, the Notes, subject to a make-whole amount in accordance with the Note Purchase Agreement. The Corporation paid customary fees that have been deferred and will be amortized over the terms of the Notes. The Corporation is required under the Note Purchase Agreement to maintain certain financial ratios and meet certain net worth and indebtedness tests, of which the Corporation is in compliance.

The Corporation attempts to limit its exposure to interest rate risk by managing the mix of its long-term fixed rate borrowings and short-term borrowings under its bank credit facilities. As noted below, the Corporation entered into interest rate swap agreements designated as fair value hedges on a portion of its $75 million of fixed rate debt due in 2010 and its $125 million of fixed rate debt due in 2013. Giving effect to these agreements, the Corporation's fixed rate borrowings represented 54% of total borrowings at December 31, 2003.


                                         CURTISS-WRIGHT AND SUBSIDIARIES      61

The Corporation has two credit agreements aggregating $225.0 million with a group of eight banks. The Revolving Credit Agreement allows for cash borrowings up to a maximum of $135.0 million with a limit of $50.0 million for letters of credit. The Revolving Credit Agreement expires May 13, 2007, but may be extended annually for successive one-year periods with the consent of the bank group. The Short-Term Credit Agreement allows for cash borrowings up to a maximum of $90.0 million. The Short-Term Credit Agreement expires May 7, 2004, but may be extended annually with the consent of the bank group for additional periods not to exceed 364 days each. The Corporation expects to extend the Short-Term Agreement in 2004; however, there can be no assurances that the bank group will approve the extension. In the event the bank group does not renew the Short-Term Credit Agreement, the Corporation should have sufficient cash flow to meet its cash requirements. Borrowings under these credit agreements bear interest at a floating rate based on market conditions. Additionally, the Corporation's rate of interest and payment of facility fees are dependent on certain financial ratios of the Corporation, as defined in the agreements. As of December 31, 2003, the Corporation pays quarterly facility fees on the entire commitment of the Revolving Credit Agreement and the Short-Term Credit Agreement. The Corporation is required under these agreements to maintain certain financial ratios and meet certain net worth and indebtedness tests, of which the Corporation is in compliance. The unused credit available under the Revolving Credit Agreement and the Short-Term Credit Agreement at December 31, 2003 was $107.1 million and $90.0 million, respectively.

In the fourth quarter of 2003, the Corporation entered into two interest rate swap agreements, designated as fair value hedges, which effectively convert $80 million of the Corporation's $200 million Senior Note fixed rate debt to floating rate debt. Under the terms of these agreements, the Corporation makes payments based on specified spreads over six-month LIBOR and receives payments equal to the interest payments due on the fixed rate debt. The differential between the payments is recognized as interest expense. The interest rate swap agreements qualify for the "shortcut method" under SFAS No. 133, which allows for an assumption of no ineffectiveness in the hedging relationship. As such, there is no income statement impact from changes in the fair value of the hedging instruments. Instead, the fair value of the instruments is recorded as an asset or liability on the Corporation's balance sheet, with an offsetting adjustment to the carrying value of the related debt. Other long-term assets in the accompanying December 31, 2003 consolidated balance sheet includes $1.0 million representing the fair value of the interest rate swap agreements at that date, with a corresponding aggregate increase in the carrying value of the Corporation's long-term debt.

At December 31, 2003, substantially all of the industrial revenue bond issues are collateralized by real estate, machinery, and equipment. Certain of these issues are supported by letters of credit, which total $13.7 million. The Corporation has various other letters of credit totaling $5.8 million, most of which are included under the Revolving Credit Agreement.

13. Earnings Per Share

The Corporation is required to report both basic earnings per share ("EPS"), based on the weighted average number of Common and Class B common shares outstanding, and diluted earnings per share, based on the basic EPS adjusted for all potentially dilutive shares issuable. Share and per share amounts presented below have been adjusted on a pro forma basis for the stock split. See Note 1-O for further information regarding the stock split.

At December 31, 2003, the Corporation had stock options outstanding for 148,052 shares that could potentially dilute basic EPS in the future. The effect of these options was not included in the computation of diluted EPS for 2003 because to do so would have been antidilutive. The Corporation had antidilutive options outstanding of 162,530 at December 31, 2002 and 238,000 at December 31, 2001. Earnings per share calculations for the years ended December 31, 2003, 2002, and 2001 are as follows:

--------------------------------------------------------------------------------

                                                        Weighted-
                                                          Average
                                               Net         Shares       Earnings
(In thousands, except per share data)       Income    Outstanding(1)   Per Share
--------------------------------------------------------------------------------
2003:

Basic earnings per share                   $52,268         20,640          $2.53
Effect of dilutive securities:
   Stock options                                              222
   Deferred stock
       compensation                                            25
--------------------------------------------------------------------------------
Diluted earnings per share                 $52,268         20,887          $2.50
--------------------------------------------------------------------------------
2002:

Basic earnings per share                   $45,136         20,398          $2.21
Effect of dilutive securities:
   Stock options                                              446
   Deferred stock
       compensation                                            24
--------------------------------------------------------------------------------
Diluted earnings per share                 $45,136         20,868          $2.16
--------------------------------------------------------------------------------
2001:

Basic earnings per share                   $62,880         20,122          $3.12
Effect of dilutive securities:
   Stock options                                              344
   Deferred stock
       compensation                                             6
--------------------------------------------------------------------------------
Diluted earnings per share                 $62,880         20,472          $3.07
================================================================================

(1) Shares in 2003, 2002, and 2001 include the Corporation's Common and Class B common shares.

--------------------------------------------------------------------------------


62      CURTISS-WRIGHT AND SUBSIDIARIES

14. Stock Compensation Plans

1985 Stock Option Plan: The Corporation's 1985 Stock Option Plan, which was approved by stockholders and as amended November 16, 1993, expired on February 13, 1995. Under this plan, 350,000 shares of common stock had been reserved in treasury for issuance to key employees. During the life of the plan, 190,050 options had been issued. With the expiration of the plan, the remaining 159,950 shares of common stock are no longer reserved for issuance. As of December 31, 2003 there were options representing a total of 33,156 shares outstanding under the 1985 Stock Option Plan.

1995 Long-Term Incentive Plan: Under a Long-Term Incentive Plan ("LTI Plan") approved by stockholders in 1995 and as amended in 2002, an aggregate total of 3,000,000 shares of common stock were reserved for issuance under the LTI Plan. No more than 50,000 shares of common stock may be awarded in any year to any one participant in the LTI Plan. The LTI Plan currently has two components--performance units (cash) and non-qualified stock options.

Under the LTI Plan, the Corporation awarded performance units of 4,805,783 in 2003, 4,519,906 in 2002, and 2,339,812 in 2001 to certain key employees. The performance units are denominated in dollars and are contingent upon the satisfaction of performance objectives keyed to achieving profitable growth over a period of three fiscal years commencing with the fiscal year following such awards. The anticipated cost of such awards is expensed over the three-year performance period, which amounted to $3.3 million, $1.8 million, and $1.2 million in 2003, 2002, and 2001, respectively. The actual cost of the performance units may vary from the total value of the awards depending upon the degree to which the key performance objectives are met.

Under the LTI Plan, the Corporation has granted non-qualified stock options in 2003, 2002, and 2001 to key employees. Stock options granted under this LTI Plan expire ten years after the date of the grant and are usually exercisable as follows: up to one-third of the grant after one full year, up to two-thirds of the grant after two full years, and in full three years from the date of grant.

The remaining allowable shares for issuance under the 1995 LTI Plan as of December 31, 2003 is 2,445,114.

Stock option activity during the periods for both plans is indicated as follows:

--------------------------------------------------------------------------------

                                           Weighted-                   Weighted-
                                             Average                     Average
                                            Exercise       Options      Exercise
                                Shares         Price   Exercisable         Price
--------------------------------------------------------------------------------
Outstanding at
   January 1,
   2001                      1,305,428        $17.10       792,098        $14.44
   Granted                     413,524         21.86
   Exercised                  (107,664)        11.01
   Forfeited                   (21,374)        21.98
--------------------------------------------------------------------------------
Outstanding at
   December 31,
   2001                      1,589,914         18.83       936,148         16.41
   Granted                     162,530         32.56
   Exercised                  (392,160)        15.79
   Forfeited                   (19,980)        21.95
--------------------------------------------------------------------------------
Outstanding at
   December 31,
   2002                      1,340,304         21.16       837,024         18.48
   Granted                     148,052         38.16
   Exercised                  (233,708)        16.57
   Forfeited                   (16,926)        24.39
--------------------------------------------------------------------------------
Outstanding at
   December 31,
   2003                      1,237,722        $24.01       855,676        $20.83
================================================================================

--------------------------------------------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 2003:

--------------------------------------------------------------------------------------------------------------------------

                                                   Options Outstanding                             Options Exercisable
                                        ----------------------------------------------        ----------------------------
                                                     Weighted-Average
                                                            Remaining        Weighted-                           Weighted-
                                                          Contractual          Average                             Average
Range of Exercise Prices                   Shares       Life in Years   Exercise Price           Shares     Exercise Price
--------------------------------------------------------------------------------------------------------------------------
$ 7.63 - $11.45                            29,024                 0.9           $ 9.00           29,024             $ 9.00
$11.46 - $15.26                            59,252                 2.6            12.40           59,252              12.40
$15.27 - $19.08                           297,088                 5.2            18.91          297,088              18.91
$19.09 - $22.90                           359,592                 7.9            21.85          231,858              21.85
$22.91 - $26.71                           186,248                 6.9            23.86          186,248              23.86
$26.72 - $34.34                           158,466                 8.9            32.56           52,206              32.56
$34.35 - $38.16                           148,052                 9.9            38.16               --                 --
--------------------------------------------------------------------------------------------------------------------------
                                        1,237,722                 7.0           $24.01          855,676             $20.83
==========================================================================================================================

--------------------------------------------------------------------------------------------------------------------------


                                         CURTISS-WRIGHT AND SUBSIDIARIES      63

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

Pursuant to election by non-employee directors to receive shares in lieu of payment for earned and deferred compensation under the Stock Plan, the Corporation had provided for an aggregate additional 25,261 shares, at an average price of $22.97 as of December 31, 2003. During 2003, the Corporation issued 1,657 shares in deferred compensation pursuant to such elections, prior to the recent stock split.

Depending on the extent to which the non-employee directors elect to receive future compensation in shares, total awards issued under this Stock Plan could exceed the 32,000 registered shares by April 12, 2006, the termination date of the Stock Plan.

15. Environmental Costs

The Corporation has continued the operation of the ground water and soil remediation activities at the Wood-Ridge, New Jersey site through 2003. The cost of constructing and operating this site was provided for in 1990 when the Corporation established a reserve to remediate the property. Costs for operating and maintaining this site totaled $0.6 million in 2003, and $0.5 million in 2002 and 2001, all of which have been charged against the previously established reserve. In 2002, the Corporation increased the remediation reserve by $1.0 million based upon revised operating projections. The reserve balance as of December 31, 2003 was $8.4 million. Even though this property was sold in December 2001 (see Note 3), the Corporation retained the responsibility for this remediation in accordance with the sale agreement.

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

In October 2002 the Corporation acquired the Electro-Mechanical Division ("EMD") facility from Westinghouse Government Services LLC ("Seller"). Included in the purchase was the assumption of several Nuclear Regulatory Commission ("NRC") licenses, necessary for the continued operation of the business. In connection with these licenses, the NRC required financial assurance from the Corporation (in the form of a parent company guarantee), representing estimated environmental decommissioning and remediation costs associated with the commercial operations covered by the licenses. In addition, the Corporation has assumed obligations for additional environmental remediation costs. Remediation and investigation of the EMD facility are ongoing. As of December 31, 2003 the balance in this reserve is $13.1 million. The Corporation obtained partial environmental insurance coverage specifically for the EMD facility. The policy provides coverage for losses due to on or off-site pollution conditions, which are pre-existing and unknown.

The environmental obligation at December 31, 2003 was $23.3 million compared to $24.8 million at December 31, 2002.

16. Pension and Other Postretirement Benefit Plans

The Corporation maintains six separate and distinct pension and other postretirement benefit plans, as described in further detail below. Prior to the acquisition of EMD in October 2002, the Corporation maintained a qualified pension plan, a non-qualified pension plan, and a post-retirement health benefits plan (the "Curtiss-Wright Plans"). As a result of the acquisition, the Corporation obtained three unfunded pension and postretirement benefit plans (the "EMD Plans"), similar in nature to those listed above. The unfunded status of the acquired EMD Plans was recorded as a liability at the date of acquisition. During 2003, the funds associated with the qualified pension plans of both the Curtiss-Wright Plans and EMD Plans were commingled into one fund.

The Curtiss-Wright Plans

The Corporation maintains a non-contributory defined benefit pension plan covering substantially all employees other than those employees covered by the EMD Pension Plan described below. The Curtiss-Wright Retirement Plan (the "CW Pension Plan") formula for non-union employees is based on years of credited service and the five highest consecutive years' compensation during the last ten years of service and a "cash balance" benefit. Union employees who have negotiated a benefit under the CW Pension Plan are entitled to a benefit based on years of service multiplied by a monthly pension rate. Employees are eligible to participate in the CW Pension Plan after one year of service and are vested after five years of service. At December 31, 2003 and December 31, 2002, the Corporation had prepaid pension costs of $77.9 million and $76.1 million, respectively, under the CW Pension Plan. Due to the funded status, the Corporation does not expect to contribute funds to the CW Pension Plan during the next fiscal year.


64      CURTISS-WRIGHT AND SUBSIDIARIES

The Corporation also maintains a non-qualified restoration plan (the "CW Restoration Plan") covering those employees whose compensation or benefits exceed the IRS limitation for pension benefits. Benefits under the CW Restoration Plan are not funded, and, as such, the Corporation had an accrued pension liability of $0.8 million and $1.1 million at December 31, 2003 and 2002, respectively.

The Corporation provides postretirement health benefits to certain employees (the "CW Retirement Plan"). In 2002, the Corporation restructured the postretirement medical benefits for certain active employees, effectively freezing the plan. The obligation associated with these active employees was transferred to the CW Pension Plan. The plan continues to be maintained for retired employees. As of December 31, 2003 and 2002, the Corporation had an accrued postretirement benefit liability of $1.3 million and $1.4 million, respectively, as benefits under the plan are not funded.

---------------------------------------------------------------------------------------------------------------------------------

                                                                                    The Curtiss-Wright Plans
---------------------------------------------------------------------------------------------------------------------------------
                                                                           Pension Benefits               Postretirement Benefits
---------------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                      2003               2002                 2003             2002
---------------------------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:

Benefit obligation at beginning of year                         $111,827           $103,344              $   512          $ 1,990
Service cost                                                       8,899              6,015                   --              129
Interest cost                                                      7,982              7,650                   39              148
Plan participants' contributions                                      --                 --                   19               20
Amendments                                                           328                829                   --               --
Actuarial loss (gain)                                             16,652              7,376                  144              159
Benefits paid                                                    (19,165)           (15,298)                 (86)             (90)
Curtailment of benefits                                               --              1,911                   --           (1,844)
---------------------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                                126,523            111,827                  628              512
=================================================================================================================================
CHANGE IN PLAN ASSETS:

Fair value of plan assets at beginning of year                   187,969            216,944                   --               --
Actual return on plan assets                                      29,834            (13,761)                  --               --
Employer contribution                                                375                 84                   67               70
Plan participants' contribution                                       --                 --                   19               20
Benefits paid                                                    (19,165)           (15,298)                 (86)             (90)
---------------------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                         199,013            187,969                   --               --
=================================================================================================================================
Funded status                                                     72,490             76,141                 (628)            (512)
Unrecognized net actuarial gain                                    3,184             (2,179)                (662)            (879)
Unrecognized transition obligation                                   (11)               (14)                  --               --
Unrecognized prior service costs                                   1,426              1,092                   --               --
---------------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit costs                                 $ 77,089           $ 75,040              $(1,290)         $(1,391)
---------------------------------------------------------------------------------------------------------------------------------
ACCUMULATED BENEFIT OBLIGATION                                  $114,740           $101,635                  N/A              N/A
=================================================================================================================================
In determination of benefit obligation:
   Discount rate                                                   6.00%              6.75%                5.30%            6.75%
   Rate of compensation increase                                   3.50%              4.25%               --                   --

Measurement date                                            September 30       September 30           October 31       October 31
---------------------------------------------------------------------------------------------------------------------------------
HEALTH CARE COST TRENDS

   Rate assumed for subsequent year                                   --                 --                9.40%           11.70%
   Ultimate rate reached in 2007                                      --                 --                5.50%            5.50%
=================================================================================================================================

---------------------------------------------------------------------------------------------------------------------------------


                                         CURTISS-WRIGHT AND SUBSIDIARIES      65

The following table details the components of net periodic pension income for the CW Pension Plan and CW Restoration Plan:

--------------------------------------------------------------------------------
Components of Net Periodic
Benefit Income:
(In thousands)                                 2003          2002          2001
-------------------------------------------------------------------------------
Service cost                               $  8,899      $  6,015      $  4,740
Interest cost                                 7,982         7,650         7,113
Expected return on plan assets              (18,081)      (18,705)      (18,089)
Amortization of prior service cost               58            26           (40)
Amortization of transition
   obligation                                    (3)           (4)       (2,188)
Recognized net actuarial
   (gain) loss                                 (587)       (2,191)       (2,578)
Cost of settlement                              121         1,911            --
-------------------------------------------------------------------------------
Net periodic benefit income                $ (1,611)     $ (5,298)     $(11,042)
===============================================================================
Weighted-average assumptions
   in determination of net
   periodic benefit cost:
       Discount rate                           6.75%         7.00%         7.00%
       Expected return on
          plan assets                          8.50%         8.50%         8.50%
       Rate of compensation
          increase                             4.25%         4.25%         4.25%
===============================================================================

--------------------------------------------------------------------------------

The following table details the components of net periodic pension income for the CW Retirement Plan:

--------------------------------------------------------------------------------
Components of Net Periodic
Benefit Income:
(In thousands)                                   2003         2002         2001
-------------------------------------------------------------------------------
Service cost                                  $    --      $   129      $   112
Interest cost                                      39          148          126
Amortization of prior service cost                 --         (123)        (123)
Recognized net actuarial
   (gain) loss                                    (73)        (179)        (200)
Cost of settlement                                 --       (3,849)          --
-------------------------------------------------------------------------------
Net periodic benefit income                   $   (34)     $(3,874)     $   (85)
===============================================================================
Weighted-average assumptions
   in determination of net
   periodic benefit cost:
       Discount rate                            6.75%        7.00%        7.00%
===============================================================================

--------------------------------------------------------------------------------

The effect on the CW Retirement Plan of a 1% change in the health care cost trend is as follows:

-------------------------------------------------------------------------------

                                                                 1%          1%
(In thousands)                                             Increase    Decrease
-------------------------------------------------------------------------------
Total service and interest
   cost components                                              $ 2        $ (2)
Postretirement
   benefit obligation                                           $42        $(38)
================================================================================

-------------------------------------------------------------------------------

The EMD Plans

The Corporation maintains the Curtiss-Wright Electro-Mechanical Division Pension Plan (the "EMD Pension Plan"), a qualified contributory defined benefit pension plan, which covers all of the EMD employees. The EMD Pension Plan covers both union and non-union employees and is designed to satisfy the requirements of relevant collective bargaining agreements. Employee contributions are withheld semi-monthly equal to 1.5% of salary. The benefits under the EMD Pension Plan are based on years of service and compensation. At December 31, 2003 and 2002, the Corporation had an accrued pension liability of $33.5 million and $35.6 million, respectively, related to the EMD Pension Plan. The Corporation expects to contribute $2.5 million, the estimated minimum required amount, to the EMD Pension Plan during the next fiscal year.

The Corporation maintains the Curtiss-Wright Electro-Mechanical Division Non-Qualified Plan (the "EMD Supplemental Plan"), a non-qualified non-contributory unfunded supplemental retirement plan for eligible EMD key executives. The EMD Supplemental Plan provides for periodic payments upon retirement that are based on total compensation (including amounts in excess of qualified plan limits) and years of service, and are reduced by benefits earned from certain other pension plans in which the executives participate. At December 31, 2003 and 2002, the Corporation had an accrued pension liability of $2.4 million, respectively, related to the EMD Supplemental Plan.

The Corporation, through an administration agreement with Westinghouse, maintains the Westinghouse Government Services Group Welfare Benefits Plan (the "EMD Retirement Plan"), a retiree health and life insurance plan for substantially all of the EMD employees. The EMD Retirement Plan provides basic coverage on a non-contributory basis. Benefits are based on years of service. The Corporation had an accrued postretirement benefit liability of $37.5 million and $36.3 million related to the EMD Retirement Plan at December 31, 2003 and 2002, respectively. Pursuant to the Asset Purchase Agreement, the Corporation has a discounted receivable from Washington Group International to reimburse the Corporation for a portion of these postretirement benefit costs. At December 31, 2003 and 2002, the discounted receivable included in other assets was $5.9 million and $6.5 million, respectively.


66      CURTISS-WRIGHT AND SUBSIDIARIES

----------------------------------------------------------------------------------------------------------

                                                                         The EMD Plans
----------------------------------------------------------------------------------------------------------
                                                           Pension Benefits        Postretirement Benefits
----------------------------------------------------------------------------------------------------------

(In thousands)                                          2003           2002           2003            2002
----------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:

Benefit obligation at beginning of year            $ 112,442      $      --      $  36,344      $       --
Effect of EMD acquisition                                 --        111,642             --          36,344
Service cost                                           2,032            424            705              --
Interest cost                                          5,890          1,278          2,388              --
Plan participants' contributions                         597             --             --              --
Actuarial loss (gain)                                 11,137             --          3,593              --
Benefits paid                                         (3,811)          (902)        (1,924)             --
----------------------------------------------------------------------------------------------------------
BENEFIT OBLIGATION AT END OF YEAR                    128,287        112,442         41,106          36,344
==========================================================================================================
CHANGE IN PLAN ASSETS:

Fair value of plan assets at beginning of year        74,335             --             --              --
Effect of EMD acquisition                                 --         74,245             --              --
Actual return on plan assets                           8,009            992             --              --
Employer contribution                                  4,607             --          1,924              --
Plan participants' contribution                          597             --             --              --
Benefits paid                                         (3,811)          (902)        (1,924)             --
==========================================================================================================
FAIR VALUE OF PLAN ASSETS AT END OF YEAR              83,737         74,335             --
==========================================================================================================
Funded status                                        (44,550)       (38,107)       (41,107)        (36,344)
Unrecognized net actuarial gain                        8,635            100          3,593              --
Unrecognized transition obligation                        --             --             --              --
Unrecognized prior service costs                          --             --             --              --
==========================================================================================================
PREPAID (ACCRUED) BENEFIT COSTS                    $ (35,915)     $ (38,007)     $ (37,514)     $  (36,344)
==========================================================================================================
ACCUMULATED BENEFIT OBLIGATION                     $ 115,527      $ 100,141            N/A             N/A
==========================================================================================================
COMPONENTS OF NET PERIODIC BENEFIT COST:

Service cost                                       $   2,709      $     424      $     705      $       --
Interest cost                                          7,854          1,278          2,388              --
Expected return on plan assets                        (7,618)        (1,092)            --              --
Recognized net actuarial (gain) loss                    (394)            --             --              --
==========================================================================================================
NET PERIODIC BENEFIT COST                          $   2,551      $     610      $   3,093      $       --
==========================================================================================================
WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER 31:

In determination of net periodic benefit cost:
   Discount rate                                       7.00%          7.00%          6.75%           7.00%
   Expected return on plan assets                      8.50%          8.88%             --              --
   Rate of compensation increase                       4.00%          4.00%          4.00%           4.00%
In determination of benefit obligation:
   Discount rate                                       6.25%          7.00%          6.25%           6.75%
   Rate of compensation increase                       3.25%          4.00%          4.00%           4.00%

Measurement date                                September 30  September 30      October 31      October 31
==========================================================================================================
HEALTH CARE COST TRENDS

   Rate assumed for subsequent year                       --            --           9.70%          11.10%
   Ultimate rate reached in 2007                          --            --           5.50%           5.50%
==========================================================================================================

----------------------------------------------------------------------------------------------------------


                                         CURTISS-WRIGHT AND SUBSIDIARIES      67

The effect on the EMD Retirement Plan of a 1% change in the health care cost trend is as follows:

-------------------------------------------------------------------------------

                                                                 1%          1%
(In thousands)                                             Increase    Decrease
-------------------------------------------------------------------------------
Total service and interest
   cost components                                            $ 241      $ (252)
Postretirement
   benefit obligation                                        $2,977     $(3,108)
===============================================================================

-------------------------------------------------------------------------------

Pension Plan Assets

The Corporation maintains the Funds of the CW Pension Plan and the EMD Pension Plan under one master trust. The Corporation's Retirement Plans are diversified across investment classes and among investment managers in order to achieve an optimal balance between risk and return. In accordance with this policy, the Corporation has established target allocations for each asset class and ranges of expected exposure. The Corporation's retirement assets are invested within this allocation structure in three major categories; these include domestic equity securities, international equity securities and debt securities. Below are the Corporation's actual and established target allocations:

--------------------------------------------------------------------------------

                                         As of      Target
Asset Class                  December 31, 2003    Exposure        Expected Range
--------------------------------------------------------------------------------
Domestic Equities                          51%         50%             40% - 60%
International Equities                     15%         15%             10% - 20%
   Total Equity                            66%         65%             55% - 75%
   Fixed Income                            34%         35%             25% - 45%
   Cash                                     0%          0%              0% - 10%
================================================================================

--------------------------------------------------------------------------------

The Corporation may from time to time require the reallocation of assets in order to bring the retirement plans into conformity with these ranges. The Corporation may also authorize alterations or deviations from these ranges where appropriate for achieving the objectives of the retirement plans.

The long-term investment objective of the Retirement Plans is to achieve a total rate of return, net of fees, which exceeds the actuarial overall expected return on assets assumption of 8.50% used for funding purposes and which provides an appropriate premium over inflation.

The intermediate-term objective of the Retirement Plans, defined as three to five years, is to outperform each of the capital markets in which assets are invested, net of fees. During periods of extreme market volatility, preservation of capital takes a higher precedence than out performing the capital markets.

The overall expected return on assets assumption used in the calculation of annual net periodic benefit cost is based on a combination of the historical performance of the pension fund and expectations of future performance. The historical returns are determined using the market-related value of assets, includes the recognition of realized and unrealized gains and losses over a five-year period. Although over the last ten years the market-related value of assets had an average annual yield of 11.6%, the actual returns averaged 8.5% during the same period. Given the uncertainties of the current economic and geopolitical landscape, the Corporation considers 8.5% to be a reasonable assumption of future long-term investment returns. While the Corporation takes into account historical performance, its assumptions also consider the forward-looking long-term outlook for the capital markets.

Other Pension and Postretirement Plans

The Corporation offers all of its domestic employees the opportunity to participate in a defined contribution plan. Costs incurred by the Corporation in the administration of the defined contribution plan are not material.

In addition, the Corporation had foreign pension costs under various retirement plans of $1.9 million, $1.6 million, and $1.0 million in 2003, 2002, and 2001, respectively.

17. Leases

Buildings and Improvements Leased to Others: The Corporation previously leased certain of its buildings and related improvements to outside parties under non-cancelable operating leases. The Corporation sold one of its two remaining rental properties in 2002, and vacated the other in preparation for sale. Cost and accumulated depreciation of the buildings and improvements were $7.3 million and $4.9 million, respectively, at December 31, 2003 and 2002. On December 20, 2001, the Corporation sold its Wood-Ridge Business Complex. As a result of the above, the Corporation will no longer report net rental income.

Facilities and Equipment Leased from Others: The Corporation conducts a portion of its operations from leased facilities, which include manufacturing and service facilities, administrative offices, and warehouses. In addition, the Corporation leases automobiles, machinery, and office equipment under operating leases. Rental expenses for all operating leases amounted to $10.5 million in 2003, $8.2 million in 2002, and $4.9 million in 2001.

At December 31, 2003, the approximate future minimum rental commitments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

--------------------------------------------------------------------------------

                                                                          Rental
(In thousands)                                                        Commitment
--------------------------------------------------------------------------------
2004                                                                     $10,430
2005                                                                       8,925
2006                                                                       7,908
2007                                                                       7,145
2008                                                                       5,748
Thereafter                                                                14,991
--------------------------------------------------------------------------------
Total                                                                    $55,147
================================================================================

--------------------------------------------------------------------------------


68      CURTISS-WRIGHT AND SUBSIDIARIES

18. Industry Segments

The Corporation manages and evaluates its operations based on the products and services it offers and the different markets it serves. Based on this approach, the Corporation has three reportable segments: Flow Control, Motion Control, and Metal Treatment. The Flow Control segment primarily designs, manufactures, distributes, and services a broad range of highly engineered flow control products for severe service military and commercial applications. The Motion Control segment primarily designs, develops, and manufactures mechanical systems, drive systems, and electronic controls and sensors for the aerospace and defense industries. Metal Treatment provides approximately 50 metallurgical services, principally "shot peening" and "heat treating." The segment provides these services to a broad spectrum of customers in various industries, including aerospace, automotive, construction equipment, oil and gas, petrochemical, and metal working.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. Interest expense and income taxes are not reported on an operating segment basis because they are not considered in the performance evaluation by the Corporation's chief operating decision-maker, its Chairman and CEO.

Sales to one customer through which the Corporation is a subcontractor to the U.S. Government were 16% of consolidated revenues in 2003, 10% in 2002, and 6% in 2001. During 2003 and 2002, the Corporation had no commercial customer representing more than 10% of consolidated revenue. The Corporation had one commercial customer in the Motion Control segment that accounted for 13% of its consolidated revenue in 2001.

--------------------------------------------------------------------------------------------------------------------------------

Consolidated Industry Segment Information:

                                                Flow         Motion          Metal        Segment      Corporate    Consolidated
(In thousands)                               Control        Control      Treatment(1)       Total        & Other(2)        Total
--------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2003:

Revenue from external customers            $ 341,271      $ 265,905      $ 138,895      $ 746,071      $      --       $ 746,071
Intersegment revenues                             --             --            544            544             --             544
Operating income (costs)                      39,991         30,350         19,055         89,396            (66)         89,330
Depreciation and amortization expense         14,458          7,983          8,685         31,126            201          31,327
Segment assets                               323,689        317,631        170,547        811,867        161,798         973,665
Capital expenditures                          12,417          4,791         15,727         32,935            394          33,329
--------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2002:

Revenue from external customers            $ 172,455      $ 233,437      $ 107,386      $ 513,278      $      --       $ 513,278
Intersegment revenues                             --             --            491            491             --             491
Operating income (costs)                      20,693         29,579         14,403         64,675          4,362          69,037
Depreciation and amortization expense          5,059          7,394          6,063         18,516            177          18,693
Segment assets                               328,221        267,244        127,125        722,590         87,512         810,102
Capital expenditures                          10,787          8,243         15,873         34,903             51          34,954
--------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2001:

Revenue from external customers            $  98,257      $ 137,103      $ 107,807      $ 343,167      $      --       $ 343,167
Intersegment revenues                             --             --            446            446             --             446
Operating income (costs)                      10,703         19,219         19,513         49,435          8,765          58,200
Depreciation and amortization expense          4,279          4,270          5,519         14,068            666          14,734
Segment assets                               111,084        157,094         97,217        365,395        135,033         500,428
Capital expenditures                           1,943          6,306         10,856         19,105            249          19,354
================================================================================================================================

(1)   Operating income for the Metal Treatment segment includes nonrecurring costs of $0.5 million associated with the relocation of a shot peening facility in 2002.

(2)   Operating income (costs) for Corporate and Other includes pension income, net environmental remediation and administrative expenses, and other expenses.

--------------------------------------------------------------------------------------------------------------------------------


                                         CURTISS-WRIGHT AND SUBSIDIARIES      69

---------------------------------------------------------------------------------------------------------------------------------

Reconciliations:

For the years ended December 31, (In thousands)                                               2003           2002            2001
---------------------------------------------------------------------------------------------------------------------------------
REVENUES:

Total segment revenue                                                                     $746,071       $513,278        $343,167
Intersegment revenue                                                                           544            491             446
Elimination of intersegment revenue                                                           (544)          (491)           (446)
---------------------------------------------------------------------------------------------------------------------------------
   Total consolidated revenues                                                            $746,071       $513,278        $343,167
---------------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE TAXES:

Total segment operating income                                                            $ 89,396       $ 64,675        $ 49,435
Corporate and administrative                                                                (1,677)        (2,846)         (2,277)
Investment income, net                                                                         281            591           2,599
Rental income, net                                                                              --            148           3,585
Pension income, net                                                                          1,611          7,208          11,042
Other income, net                                                                              108          3,769          38,993
Interest expense                                                                            (5,663)        (1,810)         (1,180)
---------------------------------------------------------------------------------------------------------------------------------
   Total consolidated earnings before tax                                                 $ 84,056       $ 71,735        $102,197
---------------------------------------------------------------------------------------------------------------------------------
ASSETS:

Total assets for reportable segments                                                      $811,867       $722,590        $365,395
Non-segment short-term investments                                                              --            154          41,658
Pension assets                                                                              77,877         76,072          70,796
Non-segment cash                                                                            72,582          4,875          12,939
Other assets                                                                                11,384          6,455           9,680
Elimination of intersegment receivables                                                        (45)           (44)            (40)
---------------------------------------------------------------------------------------------------------------------------------
Total consolidated assets                                                                 $973,665       $810,102        $500,428
=================================================================================================================================

---------------------------------------------------------------------------------------------------------------------------------

December 31, (In thousands)                          2003                           2002                          2001
---------------------------------------------------------------------------------------------------------------------------------
                                                         Long-Lived                     Long-Lived                     Long-Lived
                                            Revenues(1)      Assets        Revenues(1)      Assets       Revenues(1)       Assets
---------------------------------------------------------------------------------------------------------------------------------
Geographic Information:
North America                               $591,479       $183,263        $401,466       $165,208       $257,208        $ 71,501
United Kingdom                                66,210         40,614          49,519         38,235         31,340          22,961
Other foreign countries                       88,382         14,262          62,293         15,606         54,619          10,689
---------------------------------------------------------------------------------------------------------------------------------
Consolidated total                          $746,071       $238,139        $513,278       $219,049       $343,167        $105,151
=================================================================================================================================

(1)  Revenues are attributed to countries based on the location of the customer.

---------------------------------------------------------------------------------------------------------------------------------


70      CURTISS-WRIGHT AND SUBSIDIARIES

19. Contingencies and Commitments

The Corporation, through its subsidiary located in Switzerland, entered into a credit agreement with UBS AG ("UBS") for a credit facility in the amount of 6.0 million Swiss francs ($4.8 million) for the issue of performance guarantees related to long-term contracts. The Corporation received prepayments on these contracts, which are being used as collateral against the credit facility. The customers can draw down on the line of credit for nonperformance up to the amount of pledged collateral, which is released from restriction over time as the Corporation meets its obligations under the long-term contracts. Under the terms of this credit facility agreement, the Corporation is not permitted to borrow against the line of credit. The Corporation is charged a commitment fee on the outstanding balance of the collateralized cash. As of December 31, 2003, the amount of restricted cash under this facility was $1.8 million, all of which is expected to be released from restriction within one year.

In October 2002, the Corporation acquired EMD. Included in the purchase was the assumption of several NRC licenses, necessary for the continued operation of the business. In connection with these licenses, the NRC required financial assurance from the Corporation (in the form of a parent company guarantee) representing estimated environmental decommissioning and remediation costs associated with the commercial operations covered by the licenses. The guarantee for the decommissioning costs of the refurbishment facility, which is estimated for 2017, is $2.8 million. See Note 15 for further information.

Consistent with other entities its size, the Corporation is party to several legal actions and claims, none of which individually or in the aggregate, in the opinion of management, are expected to have a material adverse effect on the Corporation's results of operations or financial position.

20. Subsequent Event

On January 31, 2004, the Corporation completed the acquisition of all of the outstanding shares of Dy 4 Systems, Inc. ("Dy 4") from Solectron Corporation. The purchase price of the acquisition, subject to customary adjustments as provided for in the Stock Purchase Agreement, was $110 million in cash. Management funded the purchase with cash on hand and from the Corporation's revolving credit facilities. Revenues of the purchased business were $72 million for the year ended August 29, 2003. Dy 4 is based in Ottawa, Canada, and has additional operations located in the United States and the United Kingdom. Management intends to incorporate the operations of Dy 4 into the Corporation's Motion Control segment.


                                         CURTISS-WRIGHT AND SUBSIDIARIES      71

CORPORATE INFORMATION

CORPORATE HEADQUARTERS

4 Becker Farm Road, 3rd Floor
Roseland, NJ 07068
(973) 597-4700

www.curtisswright.com

ANNUAL MEETING

The 2004 annual meeting of stockholders will be held on April 23, 2004, at 2:00 pm at the Sheraton Parsippany Hotel, 199 Smith Road, Parsippany, New Jersey.

STOCK EXCHANGE LISTING

The Corporation's Common and Class B common stock are listed and traded on the New York Stock Exchange under the symbols CW and CW.B.

COMMON SHAREHOLDERS

As of December 31, 2003, the approximate number of holders of record of Common stock, par value of $1.00 per share, and Class B common stock, par value $1.00 per share of the Corporation was 2,952 and 4,803, respectively.

STOCK TRANSFER AGENT AND REGISTRAR

For services such as changes of address, replacement of lost certificates or dividend checks, and changes in registered ownership, or for inquiries as to account status, write to American Stock Transfer & Trust Company at 59 Maiden Lane, New York, New York 10038.

Please include your name, address, and telephone number with all correspondence. Telephone inquiries may be made to (800) 937-5449. Foreign (212) 936-5100. Internet inquiries should be addressed to http://www.amstock.com.
Hearing-impaired shareholders are invited to log on to the website and select the Live Chat option.

DIRECT STOCK PURCHASE PLAN/DIVIDEND REINVESTMENT PLAN

A plan is available to purchase or sell shares of Curtiss-Wright Common stock and Class B common stock. The plan provides a low cost alternative to the traditional methods of buying, holding and selling stock. The plan also provides for the automatic reinvestment of Curtiss-Wright dividends. For more information, contact our transfer agent, American Stock Transfer & Trust Company toll-free at (877) 854-0844.

INVESTOR INFORMATION

Investors, stockbrokers, security analysts, and others seeking information about Curtiss-Wright Corporation should contact Alexandra Magnuson, Director of Investor Relations, at the Corporate Headquarters listed above.

STOCKHOLDER COMMUNICATIONS

Any stockholder wishing to communicate directly with our Board of Directors should write to Dr. William W. Sihler at Southeastern Consultants Group, LTD, P.O. Box 5645, Charlottesville, VA 22905.

FINANCIAL REPORTS

This Annual Report includes most of the periodic financial information required to be on file with the Securities and Exchange Commission. The Corporation also files an Annual Report on Form 10-K, a copy of which may be obtained free of charge. These reports, as well as additional financial documents such as quarterly shareholder reports, proxy statements, and quarterly reports on Form 10-Q, may be obtained by written request to Alexandra Magnuson, Director of Investor Relations, at the Corporate Headquarters.

STOCK PRICE RANGE

--------------------------------------------------------------------------------

                                         2003                        2002
--------------------------------------------------------------------------------
Common                             High          Low            High         Low
--------------------------------------------------------------------------------
First Quarter                    $33.54       $26.04          $33.85      $22.55
Second Quarter                    33.13        26.97           40.00       33.13
Third Quarter                     35.94        30.42           40.10       26.75
Fourth Quarter                    47.25        35.03           35.37       26.09
================================================================================

--------------------------------------------------------------------------------

                                         2003                        2002
--------------------------------------------------------------------------------
Class B                            High          Low            High         Low
--------------------------------------------------------------------------------
First Quarter                    $32.50       $25.20          $33.13      $21.88
Second Quarter                    32.68        26.00           39.20       32.38
Third Quarter                     35.90        30.56           38.00       26.18
Fourth Quarter                    46.71        34.88           34.37       25.60
================================================================================

Note: All prices adjusted for the 2-for-1 stock split on December 17, 2003.

--------------------------------------------------------------------------------

DIVIDENDS

--------------------------------------------------------------------------------

Common                                                          2003        2002
--------------------------------------------------------------------------------
First Quarter                                                  $0.08       $0.08
Second Quarter                                                  0.08        0.08
Third Quarter                                                   0.08        0.08
Fourth Quarter                                                  0.09        0.08
================================================================================

Class B                                                         2003        2002
--------------------------------------------------------------------------------
First Quarter                                                  $0.08       $0.08
Second Quarter                                                  0.08        0.08
Third Quarter                                                   0.08        0.08
Fourth Quarter                                                  0.09        0.08
================================================================================

Note: All dividends adjusted for the 2-for-1 stock split on December 17, 2003.

--------------------------------------------------------------------------------


72      CURTISS-WRIGHT AND SUBSIDIARIES