Form 10-K, Exhibit 13
period 2004-12-31
CURTISS WRIGHT CORP
filed 2005-03-16
CIK 26324

High Performance.

                                   [GRAPHIC]

                                                      Curtiss-Wright Corporation
                                                              Annual Report 2004

High performance.

One trait that is common
to all our products
is high performance.
Highly engineered.
Formidable quality.
Absolute reliability.

High Performance.

The same can be said
of our operating results.
Strong, sustainable
growth and profitability.
Unlimited opportunity
for the future.

Consolidated Historical Performance

----------------------       ------------------------       --------------------
NET SALES ($000S)            OPERATING INCOME ($000S)       NET EARNINGS ($000S)
SALES PER EMPLOYEE ($)       REPORTED                       REPORTED
                             NORMALIZED                     NORMALIZED

[BAR CHART]                  [BAR CHART]                    [BAR CHART]
----------------------       ------------------------       --------------------


--------------------------------------------------------------------------------
Flow Control

Design, manufacture, testing and                                $388 million
qualification of severe service
valves, pumps, motors, generators,                          [PIE CHART]
instrumentation and controls used
to regulate the flow of liquid, gases
and vapors in severe marine, industrial
and nuclear environments.

Products and Services                   Major Markets

o     Nuclear/non-nuclear valves        o     U.S. Navy nuclear and
      (butterfly, globe, gate,                non-nuclear programs
      control, safety, relief,
      solenoid)                         o     Commercial power generation
                                              (nuclear and fossil)
o     Processing industry valves,
      including coke drum unheading,    o     Oil and gas exploration,
      catalytic cracking systems,             production and refining
      relief valves
                                        o     Petrochemical and chemical
o     Nuclear/non-nuclear pumps,              processing
      motors and instrumentation and
      controls                          o     Natural gas production and
                                              transmission
o     Nuclear/non-nuclear marine
      service generators                o     Pharmaceutical

o     Marine secondary plant            o     Automotive/truck
      propulsion systems
                                        o     Department of Energy waste
o     Electromechanical equipment,            treatment facilities
      including aircraft launch and
      recovery systems,
      ElectroMagnetic gun, elevator
      drives

o     Aircraft carrier
      flight-critical components

o     Nuclear reactor plant
      containment air locks and
      doors, fasteners and bolting
      solutions

o     Engineering, inspection,
      testing and qualification
      services

o     Process safety management
      software
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Motion Control

Innovative and highly engineered                                [PIE CHART]
mechanical, electromechanical and
electronic components and subsystems                        $389 million
providing flight and drive control actuation, fire control, sensors and graphic data displays for aerospace, defense and industrial applications worldwide.

Products and Services                   Major Markets

o     Secondary flight control          o     Commercial jet transports
      actuators
                                        o     Business/regional jets
o     Weapons bay door actuation
      systems                           o     Military transport and fighter
                                              aircraft
o     Integrated weapons hoisting
      systems                           o     Ground defense vehicles

o     Aircraft utility actuation        o     Unmanned aerial vehicles
      systems
                                        o     Automated industrial equipment
o     Integrated mission management
      and flight control computers      o     High-speed trains

o     Single board embedded computing   o     Marine propulsion
      cards and graphic solutions
                                        o     Space programs
o     Fractional horsepower (HP)
      specialty motors                  o     Security systems

o     Force transducers                 o     Naval ships

o     Fire detection and suppression    o     Homeland security
      control systems
                                        o     Air, sea and ground simulation
o     Digital electromechanical
      aiming and stabilization
      systems

o     Hydropneumatic suspension
      systems

o     Fire control, sight head, and
      environmental control
      processors for military ground
      vehicles

o     Linear and rotary position
      sensing devices

o     Power conversion products

o     Control electronics

o     High-performance data
      communication products

o     Component overhaul and
      logistics support services

o     Perimeter intrusion detection
      equipment

o     Fuel valves for large HP marine
      engines

o     Servo valves and controllers

o     Control handles, joysticks and
      throttle quadrants
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Metal Treatment

Specialized metal treatment services                        $178 million
that extend the life and improve the
performance of critical components                              [PIE CHART]
used in the aerospace, ground
transportation, power generation,
oil and gas industries.

Products and Services                   Major Markets

o     Shot peening                      o     Commercial jet transports

o     Shot peen forming                 o     Business/regional jets

o     Laser peening                     o     Military transport and fighter
                                              aircraft
o     Heat treating
                                        o     Automotive/truck
o     Specialty coatings
                                        o     Power generation
o     Reed valve manufacturing
                                        o     Oil and gas exploration

                                        o     Architectural structures

                                        o     Agricultural equipment

                                        o     Construction and mining equipment

                                        o     Industrial processing equipment

                                        o     Medical devices
--------------------------------------------------------------------------------

Historical Financial Performance

(In thousands, except per share data; unaudited)          2004            2003            2002
PERFORMANCE:
Net sales                                          $   955,039     $   746,071     $   513,278
Earnings before interest, taxes, depreciation,
   amortization and pension                            152,026         119,435          85,030
Net earnings                                            65,066          52,268          45,136
Cash flow from operations                              105,347          83,524          89,785
Diluted earnings per share (1)                            3.02            2.50            2.16
Return on sales (2)                                        7.3%            6.7%            9.1%
Return on capital (2)                                      7.5%            7.6%            8.3%
New orders                                             998,936         743,115         478,197
Backlog at year-end                                    627,679         505,519         478,494

YEAR-END FINANCIAL POSITION:
Working capital                                    $   212,159     $   238,640     $   137,237
Current ratio                                         2.1 to 1        2.8 to 1        1.8 to 1
Total assets                                         1,278,440         973,665         810,102
Stockholders' equity                                   575,614         478,881         411,228
Stockholders' equity per share (1)                       26.85           23.04           20.02

OTHER YEAR-END DATA:
Depreciation and amortization                      $    40,742     $    31,327     $    18,693
Capital expenditures                                    32,452          33,329          34,954
Shares of stock outstanding at December 31, (1)     21,438,158      20,785,856      20,544,586
Number of registered stockholders                        7,460           7,768           8,034
Number of employees                                      5,599           4,655           4,244

DIVIDENDS PER SHARE:                               $      0.36     $      0.32     $      0.30

(1) Share and per share data for all years have been adjusted to reflect the 2-for-1 stock split on December 17, 2003.

(2) The performance ratios for all years have been shown on a pro forma basis, excluding the results of the acquired companies in those respective years.

                                    [GRAPHIC]

Safety and efficiency,
combined with long-term
reliability, are the
hallmarks of Flow Control's
world-renowned product
performance.

                                        Process Safety Management
                                        Software ensures plant safety
                                        systems are properly designed
                                        and maintained.

Hermetically Sealed Valves
eliminate fugitive emissions
from the process thereby
protecting personnel and the
environment.

                                        FCC Catalyst Control Valve
                                        and Actuator Systems
                                        promote efficient and reliable
                                        operation of fluidic catalytic
                                        cracking units.

Safety Relief Valves prevent plant
malfunctions by ensuring that
systems and components operate
within an acceptable range.

                                   [GRAPHIC]

Flow Control provides products that satisfy our customers' unique requirements in markets spanning defense, commercial power, oil and gas processing. We focus on high-performance, niche markets where our technological expertise can achieve optimum performance for the systems and components our customers rely on. Our dedication to precision engineering and long-term reliability reduces our customers' cost of ownership while improving personnel safety, environmental controls and efficiency of operations.

Digital Valve Controllers with
embedded sensors remotely
monitor and control operating
conditions of the process system,
valves and actuators to achieve
optimum performance levels.

                                        ----------------------------------------
                                        Expansion into new
                                        markets yields record
                                        financial results in
                                        Flow Control.

                                        o     43% Sales CAGR 1999 - 2004

                                        o     Development of electromagnetic
                                              technologies

                                        o     Expansion of product offerings
                                              through select acquisitions

                                        o     Diversification into complementary
                                              commercial markets
                                        ----------------------------------------

Flow Control Products Support Diverse Markets

Defense Market: For over 50 years, Flow Control has provided highly engineered products in support of the United States Nuclear Navy, a customer demanding excellence in delivery, performance and reliability. Our products are in mission-critical applications at the very heart of the United States Navy's current and future technologies for submarines, aircraft carriers and surface ships.

Flow Control has extended this tradition of excellence, customer focus and loyalty to a broader and more diverse range of applications and markets, supplying the highest quality products to the commercial power generation, oil and gas processing markets.

Commercial Power Market: Our products are helping to ensure reliable and safe operation of nuclear power plants worldwide. Today, nuclear power supplies electricity at an operating cost among the lowest in the industry, has minimal impact on the environment and reduces reliance on non-renewable fossil fuels. We are committed to providing advanced technologies and innovative solutions that support installed equipment worldwide, and providing plant performance enhancements. In addition, we are developing state-of-the art technologies for emerging markets in nuclear power, including new construction in Asia, Europe and other parts of the world.

Oil and Gas Market: In a typical oil refinery, our valves and control systems regulate the flow of liquids, gases, solids and vapors, providing assurance of critical plant systems' integrity and personnel safety, while promoting reliable and efficient plant operation. By working with refineries to improve plant performance, our products are helping to reduce dependence on foreign oil.

---------------------------   --------------------------   ---------------------
             33%                        497%

       growth in 2004             increase in sales
       in commercial                over the past
       power, oil and                 five years.
        gas markets.                                             [GRAPHIC]
                              Successful growth achieved
  Expansion of commercial        through focus on core
   businesses resulted in      competencies, a targeted
     more than 50% of         market approach and select
Flow Control sales in 2004.     strategic acquisitions.
---------------------------   --------------------------   ---------------------

                                   [GRAPHIC]

                                           -------------------------------------
                                           DeltaValve's DeltaGuard(R)
                                           unheading device eliminates severe
                                           personnel safety issues, while
                                           improving the efficiency of the
                                           delayed coking process.
                                           -------------------------------------

               [GRAPHIC]                                 [GRAPHIC]

----------------------------------------   -------------------------------------
EMD                                        Nova's HydraNut(R)
workers perform final functional testing   bolting solution reduces the time
and quality checks on a reactor coolant    required to perform bolting
pump motor to ensure optimum operating     operations in nuclear power plants
performance and reliability once           when compared with conventional
installed in a commercial nuclear          bolting, improving safety and
power plant.                               significantly reducing the exposure
                                           of maintenance personnel.
----------------------------------------   -------------------------------------

                                   [GRAPHIC]

From takeoff to landing,
Motion Control products
combine the most advanced
technologies with the highest
level of performance.

                                Single Board Computers
                                and Graphics Cards

Data Concentration and                                Weapons Bay Door Actuation
Mass Memory Units                                     and Hoist Systems

                      Mission Computers and Navigation
                      and Radar Control Electronics

                                   [GRAPHIC]

On high-performance platforms, every component and system must be synchronized to maximize performance. That's why our emphasis is not just on supplying sophisticated components but designing fully interoperable and integrated subsystems. Through our core product groups, Engineered Systems, Embedded Computing and Integrated Sensing, we provide advanced technology solutions for our customers' most challenging requirements in the air, on the ground, at sea and under fire.

Canopy Actuation and                               Flight Control Actuation,
Cockpit Sensors                                    Position Sensing and
                                                   Control Electronics

                      Engine and Fuel Control
                      Position Sensing

                                             -----------------------------------
                                             Continuous improvement,
                                             customer satisfaction and
                                             successful acquisition
                                             integration resulted
                                             in record sales.

                                             o     26% CAGR 1999 - 2004

                                             o     Established core electronics
                                                   capability

                                             o     Expanded land-based
                                                   drive technologies

                                             o     Balanced growth in commercial
                                                   and military markets
                                             -----------------------------------

Innovation in Motion Control

A commitment to innovation, technical excellence, superior product quality and customer satisfaction is the cornerstone of the Motion Control segment of Curtiss-Wright. We specialize in high-performance mechanical, electromechanical and electronic components and subsystems for the aerospace, defense and commercial markets.

Engineered Systems' high performance designs and precision manufacturing capabilities provide customers with a single source for severe-service, mission-critical components. From flight controls to tank turret systems and advanced industrial actuation, we develop the most advanced technologies and transform individual components into fully integrated systems. And we consistently provide value-added solutions for our customers' repair and overhaul requirements.

Embedded Computing provides open systems architecture, benign and ruggedized Commercial Off The Shelf (COTS) computing solutions that span the full range of embedded computing technologies, from board level products to fully integrated subsystems. Our core capabilities include high-performance graphics solutions, high-speed input/output (I/O), high-density computing, specialized chassis design, custom and component engineering and software services, and legacy manufacturing services.

Integrated Sensing is a global leader in the field of precision sensor engineering, specializing in the production of engine and flight controls, position sensors, airborne fire protection systems, rotor ice detection and protection systems, and power conversion units. Whether it's supplying jet engine controls, Formula One race car components or electric wheelchair joysticks, our product portfolio supports original equipment manufacturers (OEM) and retrofit designs to provide our customers with the latest advancements in technology.

---------------------------   ------------------------   -----------------------
           48%                         213%

       increase in               increase in sales
     operating profit              over the past
         in 2004.                     5 years.                   [GRAPHIC]

Tight cost controls in core   New markets developed in
  businesses and select       military electronics and
      acquisitions in           embedded computing
 complementary, high-growth     technologies despite
 niches provided profitable    significant downturn in
         growth.                commercial aerospace.
---------------------------   ------------------------   -----------------------

                                   [GRAPHIC]

                                         ---------------------------------------
                                         Boeing 737

                                         o     Trailing Edge Flap Actuation
                                               Components

                                         o     Flight Control Position Sensors

                                         o     Cabin Pressure Control Mechanisms
                                         ---------------------------------------

--------------------
From ground defense
to space exploration,
wherever it moves,
we can drive it.
--------------------

               [GRAPHIC]                                 [GRAPHIC]

-------------------------------------   ----------------------------------------
Global Hawk Unmanned Air Vehicle        Stryker

o     Integrated Mission Management     o     Weapon Autoloader Controller
      Computer
                                        o     Replenisher Controller
o     Sensor Management Unit
                                        o     Turret System Electronic Unit
o     Radar Data Communication Single
      Board Computer Cards
-------------------------------------   ----------------------------------------

                                   [GRAPHIC]

Advanced technologies in
Metal Treatment enhance
performance and extend the
life of critical components
on the most demanding
applications.

                                        Shot Peen Forming shapes
                                        aluminum aircraft wing skins.

                                        Laser Peening extends
                                        durability of titanium turbine
                                        engine fan blades and discs.

                                   [GRAPHIC]

The Metal Treatment segment provides precision metal surface treatments through four primary processes: Shot Peening, Laser Peening, Specialty Coatings and Heat Treating. These treatments provide enhanced protection against fatigue, corrosion and wear for highly stressed components. With a network of 56 facilities worldwide, Metal Treatment's portfolio of services includes the most sophisticated metallurgical technologies for demanding applications in the aerospace, automotive, power generation, and oil and gas industries.

Heat Treating ensures
integrity of aluminum
airframe structural parts.

                                Specialty Coatings protect
                                titanium structural fasteners.

                                           -------------------------------------
                                           2004 record sales
                                           and 11% 5-year CAGR

Shot Peening strengthens                   o     Tight operational cost controls
steel landing gear.
                                           o     Internal development of
                                                 new technologies

                                           o     Expansion of services and
                                                 markets through select
                                                 acquisitions
                                           -------------------------------------

Advanced Metal Treatment Technologies

Shot Peening bombards a metal surface with small metal or ceramic balls called "shot." Each piece of shot striking the material acts as a tiny peening hammer, compressing and stretching the metal's surface. The process greatly enhances the durability of the metal and extends the service life of critical components in aerospace, automotive and industrial applications. Shot peen forming takes the process one step further, enabling the metal stretching to precisely shape aerodynamic curvatures in aluminum aircraft wing skins.

Laser Peening impacts a metal surface with 4 times deeper benefit than shot peening, providing unprecedented resistance to fatigue and stress corrosion failure. Developed in partnership with Lawrence Livermore National Laboratories, potential applications have emerged for turbine engines, civil and military aircraft structures, nuclear power generation and waste disposal, petroleum drilling, and medical implants. We operate laser peening facilities in the United States and United Kingdom and will introduce our mobile laser in 2005 to provide this unique technology to customers on site.

Specialty Coatings provide lubrication, corrosion and oxidation resistance for metal components, which enhances their operating performance and longevity. Curtiss-Wright formulates proprietary coatings and applies them to steel, titanium and aluminum components utilized in automotive, aerospace and other industrial applications.

Heat Treating relieves internal stresses and improves the overall strength, ductility and hardness of fabricated metal parts. Curtiss-Wright specializes in the thermal processing of aluminum, titanium and alloy steel components used in aerospace, automotive and general industrial markets. Our facilities have heat treating capabilities and quality approvals specific to their local customer base.

---------------------------   ----------------------------  --------------------
           90%                           21%

   of Metal Treatment's              organic sales
        processes                   growth in 2004.
     are performed on                                            [GRAPHIC]
        OEM parts.                Results yielded from
                              improvements in the global
 These cost-effective and     commercial aerospace market,
efficient processes enable    capture of new business in
  critical components to       automotive markets and a
      achieve optimal          competitive U.S. dollar
        performance.                  environment.
---------------------------   ----------------------------  --------------------

                                   [GRAPHIC]

-------------------------------
New Mobile Laser
Peening System
                                      ------------------------------------------
Completely self-contained,            Laser Peening
environmentally controlled            of turbine engine airfoils increases their
system brings the technology          resistance to fatigue and damage.
to the customer:                      ------------------------------------------

o     Transportable by tractor
      trailer or cargo aircraft

o     Ability to treat large,
      stationary parts
-------------------------------

               [GRAPHIC]                                 [GRAPHIC]

-------------------------------------  -----------------------------------------
Specialty Coatings                     Shot Peen Forming
applied by robotic machines provide    strengthens and shapes the complex
corrosion protection and lubrication curvatures of the Airbus A380 wing skins. for ball studs used in the automotive industry.
-------------------------------------  -----------------------------------------

To Our Shareholders:

75 Years of Innovation

2004 marked our 75th anniversary on the New York Stock Exchange, a singular achievement that underscores the continued innovation and performance of our 5,600 employees worldwide. As a result of our employees' dedication and success, Curtiss-Wright has provided shareholders with another record year of outstanding growth and unlimited opportunity for our future.

Our strategy of providing advanced technologies for high-performance platforms consistently results in shareholder value by:

o     Meeting challenges in diversified markets;

o     Providing customers with innovative solutions and unsurpassed performance;
      and

o     Delivering disciplined growth and superior profitability.

2004 Performance

Successful execution of this strategy was demonstrated in our 2004 results with our 9th straight year of growth in sales and a 28% increase in our stock price. Net sales in 2004 grew 28% to $955 million. Operating income growth of 24% to $111 million reflects our focus on cost


Martin R. Benante
Chairman and Chief Executive Officer

------------------------  ----------------------------   -----------------------
                                       28%               High performance is the
                             increase in total sales       key to our success.
                                                          From the products we
       [PHOTO]                         24%               create and the service
                          increase in operating income   we deliver to clients,
                                                            to the results we
                                       24%                   achieve for our
                             increase in net income           shareholders.
------------------------  ----------------------------   -----------------------
controls and efficient integration of acquisitions. Both our Flow Control and Motion Control segments enjoyed a record year for sales and profitability, and our Metal Treatment segment achieved 21% organic sales growth and a 48% increase in profitability.

In addition, we continued to generate strong cash flow growth and added flexibility to our capital structure by completing a new, 5-year $400 million credit facility. While we made new investments that expanded our portfolio of complementary markets and products, we remained focused on profitability and cash flow. Delivering strong performance enables us to provide our shareholders with a consistent dividend, while maintaining a solid balance sheet.

We had many highlights in 2004, including winning many production contracts on a variety of platforms as well as several key developmental contracts that will lay the groundwork for continued growth in the future. We received a $5 million contract for development work on the next generation of advanced marine propulsion technology for the U.S. Navy. In addition, we received a $30 million developmental contract for the U.S. Army's next-generation ElectroMagnetic gun, which should provide significant additional opportunities for this technology in the future.

On the commercial side, we received an $8 million contract to supply a replacement reactor vessel closure head and control rod drive mechanism assemblies to Texas Utility's Comanche Peak Steam Electric Station. Curtiss-Wright's unique technology introduces a one-piece design which will significantly enhance reliability for the customer because there are no welded connections. This contract award represents a significant milestone in the expansion and growth of our commercial power business. Our revolutionary Deltaguard(R) coke deheading system had a record year in both sales and new orders, and captured 100% of the new installations worldwide since the introduction of this product in 2001. Our revolutionary Laser Peening process continues to attract potential customers based upon our ability to improve the fatigue life and reliability of their products. We are currently working on approximately 50 potential applications for this highly technical and proprietary process. In addition to our four existing lasers, we will be introducing two additional lasers in early 2005, including a mobile laser, and we expect this business to grow significantly in the future.

In our embedded computing business, we have consolidated the six recent acquisitions under the Curtiss-Wright Controls Embedded Computing brand, creating a single sales channel and a centralized marketing and communications organization. We believe this structure will provide customers with a seamless transition for current business, as well as an attractive product portfolio of fully integrated, interoperable systems.

Achieving Growth

Developing cutting-edge technologies is key to competing successfully in our core markets and achieving organic growth. Through the ingenuity of our employees, we have made great strides on both future and current applications.

Defense Market

o Delivering flight critical components on the U.S. military's F/A-22, F-16 and F/A-18 fighters, and development work for the F-35 Joint Strike Fighter

o Developing software and integrated electronics to control Unmanned Aerial Vehicles like the Global Hawk and JUCAS X-45

o Providing electronic subsystems for the Mobile Gun System, a Stryker Light Armored Vehicle III variant

o Designing electronic upgrades for U.S. Army fighting vehicles, such as Bradley and Abrams, and U.S. Army helicopters for refurbishment and recalibrating capabilities

o Expanding product content on current U.S. Navy platforms like submarines and aircraft carriers

o Winning development competitions on next-generation, advanced technology programs such as the ElectroMagnetic gun and marine propulsion technology

o     Winning ground defense contracts in Europe, Asia and the Middle East

Commercial Market

o Capturing 100% of the new installation market for oil refinery coke deheading valves with the most advanced technology available

o Creating new market applications for laser peening technology on turbine engines, aircraft structures, nuclear waste disposal, power generation and medical implants

o Penetrating markets with patented design for improved efficiency of tensioning operations in mining, oil drilling, power generation, and structural, heavy equipment

o     Expanding aftermarket capabilities and winning new business globally

In addition, we made select acquisitions to strengthen our portfolio and expand market share in complementary high-performance defense and commercial markets. In 2004, Curtiss-Wright completed 11 acquisitions for an aggregate purchase price of approximately $260 million. These transactions provide Curtiss-Wright with additional technical capabilities, additions to our talented workforce and access to new markets.

In Flow Control, we acquired five businesses which provide balanced growth in military and commercial markets. Enhancing our U.S. Navy business, the acquisition of Government Marine Business Unit provides an opportunity to expand our content on naval surface platforms such as destroyers, amphibious ships, frigates, cruisers, mine warfare ships and foreign military programs. In the commercial markets, our acquisitions of Nova and Trentec provide sophisticated new products to offer through our strong commercial nuclear power distribution network. Our acquisition of Groquip provides a more competitive, local presence in the Gulf Coast region for our oil and gas product portfolio, and our acquisition of Imes expands our process safety management engineering services for oil and gas refineries.

In Motion Control, we completed four acquisitions -- Dy 4, Primagraphics, Synergy and Dexter-Wilson. Today, Curtiss-Wright's Embedded Computing portfolio can support customers from board-level components to fully integrated, interoperable electronic systems. In addition, we made significant strides in the integration process of this business division, rebranding the complete portfolio under the Curtiss-Wright banner and streamlining global sales and marketing channels through two distinct yet complementary product groups, Subsystems and Modular Components.

In Metal Treatment, we strengthened our presence in the specialty coatings market with the acquisitions of Everlube and Evesham. These companies formulate and apply proprietary specialty coatings that enhance the operating performance and longevity of severe-service metal components. The acquisitions provide additional product capabilities for our significant customer base, as well as the opportunity to cross-market our complementary metal treatment services.

Commitment to Shareholders

Our primary goal remains a steadfast focus on profitability and cash flow, and we support this commitment to our shareholders with a conservative yet flexible capital structure and a steady dividend.

In addition, this year we provided shareholders with a proposal to collapse our dual-class share structure. Our dual-class structure resulted from the spin off of 44% of our stock, which was held at the time by the Unitrin Corporation, to the Unitrin shareholders in November 2001. While both classes trade on the NYSE, the segregation of the classes restricts the liquidity of both classes, but in particular the Class B shares. We believe that a recapitalization of the two classes into one will simplify our capital structure and enhance the trading liquidity and market valuation of Curtiss-Wright as a whole.

The Board of Directors has recommended the proposal to shareholders and it will be presented at the Annual Meeting scheduled for May 19, 2005.

2005 Outlook

Overall, I am pleased to report that our growth has continued its steady climb despite the difficult geopolitical environment and modest economic expansion in recent years. We have been cautious in our expectations and are particularly proud of our performance. We believe the modest but healthy expectations for improvements in the U.S. and global economy, as well as the current U.S. Administration's strong stance on defense, will continue to benefit the Company. Together, our diversified portfolio should experience improved markets across the board, which will result in another year of solid growth in 2005.


/s/ Martin R. Benante

Martin R. Benante
Chairman and Chief Executive Officer

Directors and Officers                                 [PHOTO]

Executive Team:
(left to right)

Michael J. Denton
Vice President
Corporate Secretary and General Counsel

Glenn E. Tynan
Vice President - Finance Treasurer and
CFO

David J. Linton
President - Curtiss-Wright Flow Control

Martin R. Benante
Chairman and CEO

George J. Yohrling
President - Curtiss-Wright Motion
Control

Edward Bloom
President - Curtiss-Wright Metal
Treatment

Directors                                   Officers

Martin R. Benante                           Martin R. Benante
Chairman of the Board of Directors          Chairman and Chief Executive Officer

James B. Busey IV                           George J. Yohrling
Admiral, U.S. Navy (Ret.) Director,         Executive Vice President
Mitre Corporation
Former President and Chief Executive        Edward Bloom
Officer of AFCEA International Aviation     Vice President
Safety and Security Consultant
                                            David J. Linton
S. Marce Fuller                             Vice President
President and Chief Executive Officer of
Mirant Corporation, Inc. (formerly known    Glenn E. Tynan
as Southern Energy, Inc.)                   Vice President - Finance, Treasurer
Director, Earthlink, Inc. Director,         and Chief Financial Officer
Mirant Corporation, Inc.
                                            Michael J. Denton
David Lasky                                 Vice President, Corporate Secretary
Former Chairman and Chief Executive         and General Counsel
Officer of Curtiss-Wright Corporation
                                            Kevin M. McClurg
Carl G. Miller                              Corporate Controller
Former Chief Financial Officer of TRW,
Inc.

William B. Mitchell
Director, Mitre Corporation
Former Vice Chairman of Texas
Instruments Inc.

John R. Myers
Former Chairman and Chief Executive
Officer of Tru-Circle Corporation
Management Consultant
Former Chairman of the Board of Garrett
Aviation Services

Dr. William W. Sihler
Ronald E. Trzcinski Professor of
Business Administration Darden Graduate
School of Business Administration
University of Virginia

J. McLain Stewart
Former Director, McKinsey & Co.
Management Consultants

Financial Statements

QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

(In thousands, except per share data)             First          Second           Third          Fourth
=======================================================================================================
2004
Net sales                                  $    214,933    $    222,428    $    236,574    $    281,104
Gross profit                                     71,595          76,022          81,849         101,037
Net earnings                                     15,609          14,324          14,720          20,413
Earnings per share:
   Basic earnings per share                $       0.75    $       0.68    $       0.69    $       0.95
   Diluted earnings per share              $       0.74    $       0.67    $       0.68    $       0.94
Dividends per share                        $       0.09    $       0.09    $       0.09    $       0.09
-------------------------------------------------------------------------------------------------------
2003
Net sales                                  $    179,933    $    182,857    $    189,618    $    193,663
Gross profit                                     59,032          56,682          57,017          68,187
Net earnings                                     14,122          10,873          12,519          14,754
Earnings per share:
   Basic earnings per share                $       0.69    $       0.53    $       0.61    $       0.71
   Diluted earnings per share              $       0.68    $       0.52    $       0.60    $       0.70
Dividends per share                        $      0.075    $      0.075    $      0.075    $       0.09

All per share amounts have been adjusted to reflect the Corporation's 2-for-1 stock split on December 17, 2003.

See notes to the consolidated financial statements for additional financial information.

CONSOLIDATED SELECTED FINANCIAL DATA

(In thousands, except per share data)            2004          2003          2002          2001          2000
=============================================================================================================
Net sales                                  $  955,039    $  746,071    $  513,278    $  343,167    $  329,575
Net earnings                                   65,066        52,268        45,136        62,880        41,074
Total assets                                1,278,440       973,665       810,102       500,428       409,416
Long-term debt                                340,860       224,151       119,041        21,361        24,730
Basic earnings per share                   $     3.07    $     2.53    $     2.21    $     3.12    $     2.05
Diluted earnings per share                 $     3.02    $     2.50    $     2.16    $     3.07    $     2.02
Cash dividends per share                   $     0.36    $     0.32    $     0.30    $     0.27    $     0.26

All per share amounts have been adjusted to reflect the Corporation's 2-for-1 stock split on December 17, 2003.

See notes to the consolidated financial statements for additional financial information.

FORWARD-LOOKING STATEMENTS

This Annual Report contains not only historical information but also forward-looking statements regarding expectations for future performance of the Corporation. Forward-looking statements involve risk and uncertainty. Please refer to the Corporation's 2004 Annual Report on Form 10-K for a discussion relating to forward-looking statements contained in this Annual Report and risk factors that could cause future results to differ from current expectations.

                                                 Curtiss-Wright and Subsidiaries

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Curtiss-Wright Corporation is a multinational provider of highly engineered products and services. The Corporation is positioned as a market leader across a diversified array of niche markets through engineering and technological leadership, precision manufacturing, and strong relationships with our customers. The Corporation provides products and services to a number of global markets, such as defense, commercial aerospace, nuclear power, oil and gas, automotive, and general industrial. The Corporation has achieved balanced growth through the successful application of its core competencies in engineering and precision manufacturing, adapting these competencies to new markets through internal product development and a disciplined program of strategic acquisitions. Approximately 50% of revenues are generated from defense-related markets.

Company Organization

The Corporation manages and evaluates its operations based on the products and services it offers and the different markets it serves. Based on this approach, the Corporation has three reportable segments: Flow Control, Motion Control, and Metal Treatment. The Flow Control segment primarily designs, manufactures, distributes, and services a broad range of highly engineered flow-control products. These products are for severe service military and commercial applications including power generation, oil and gas, and general industrial. The Motion Control segment primarily designs, develops, and manufactures high-performance mechanical systems, drive systems, embedded computing solutions, and electronic controls and sensors for the defense, aerospace, and general industrial markets. Metal Treatment provides a variety of metallurgical services, principally shot peening, laser peening, heat treating, and coatings, for various industries including aerospace, automotive, construction equipment, oil and gas, petrochemical, and general industrial. For further information on our products and services and the major markets served by our three segments, see the inside cover page of this Annual Report.

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

Results of Operations

ANALYTICAL DEFINITIONS

Throughout management's discussion and analysis of financial condition and results of operations, the terms "incremental" and "base" are used to explain changes from period to period. For quarterly reporting purposes, acquisitions are segregated from the results of the Corporation's base businesses for a full year or, in the more likely event of a mid-quarter acquisition, 5 quarters. For full-year reporting purposes, acquisitions remain segregated for two years, and the remaining businesses are referred to as the "base" businesses. An acquisition is considered base when the reporting period includes fully comparable current and prior-period data. Therefore, for the year ended December 31, 2004, our organic growth excludes all acquisitions since January 1, 2003.

YEAR ENDED DECEMBER 31, 2004 COMPARED WITH
YEAR ENDED DECEMBER 31, 2003

Curtiss-Wright Corporation recorded consolidated net sales of $955.0 million and net earnings of $65.1 million, or $3.02 per diluted share, for the year ended December 31, 2004. Sales for the current year increased 28% over 2003 sales of $746.1 million. Net earnings for 2004 increased 24% from 2003 net earnings of $52.3 million, or $2.50 per diluted share.

The increase in revenues was mainly driven by a complete year of revenues generated from the 2003 acquisitions of Systran Corporation, Novatronics/Pickering, E/M Engineered Coatings Solutions, Advanced Materials Process, and Collins Technology and contributions from the 2004 acquisitions, primarily Dy 4 Systems, Inc., Primagraphics, Nova Machine Products, Trentec, Inc., Groquip, Synergy, and the Government Marine Business Unit of Flowserve Corporation. See Note 2 to the Consolidated Financial Statements for further information regarding acquisitions. Including the eleven businesses acquired in 2004, the Corporation has acquired twenty-four new businesses since 2001. The acquisitions made during the last two years contributed $154.2 million in incremental sales in 2004 (or 74% of the total sales increase from 2003). The remaining base business units experienced organic sales growth of 7% in 2004, led by the Metal Treatment segment, which grew organically by 21%. The Flow Control and Motion Control segments experienced solid organic sales growth of 5% and 4%, respectively. The organic growth in the Flow Control segment was achieved in 2004 despite a decrease in overall revenue from the U.S. Navy of approximately $9 million.

In our base businesses, higher metal treatment sales of our global shot peening, laser peening, and heat treating services of $21.8 million, higher sales of certain flow control products to the power generation market of $15.0 million, the oil and gas industry of $6.4 million, and the defense electronics markets of $5.7 million, and higher sales of our motion control products to the military aerospace market of $14.7 million and commercial aerospace aftermarket services of $5.9 million all contributed to the organic sales growth for 2004 as compared to 2003. These increases in our base businesses were partially offset by lower sales of certain flow control products to the U.S. Navy due to timing of contractual revenues, a decrease of $14.5 million, and lower sales of motion control electronic products of $10.6 million for use in global ground defense markets due to the wind down on certain production projects. Favorable foreign currency translation had a favorable impact on sales of $15.8 million for 2004 as compared to 2003.

Operating income for 2004 totaled $110.7 million, an increase of 24% from operating income of $89.3 million in 2003. The increase is primarily attributed to higher sales volume, favorable mix, and previously implemented cost reduction initiatives. The contributions of the 2003 and 2004 acquisitions mentioned above amounted to $11.0 million in incremental operating income in 2004 as compared to 2003. In addition to the contribution of the new acquisitions, 2004 operating income benefited from organic growth in our remaining base businesses, which improved 13% overall and was driven by strong organic growth in our Metal Treatment and Motion Control segments of 55% and 22%, respectively, from the prior year period. The improvement in Metal Treatment's base businesses' operating income was the result of higher volume and favorable sales mix due to the higher laser peening sales. The improvement in the Motion Control's base businesses' operating income was due to higher volume, reductions in certain reserve requirements, favorable sales mix from commercial aerospace aftermarket services and spares, and implemented cost control initiatives. Operating income from the base businesses within our Flow Control segment increased 9% in 2004 over 2003, due to higher volume, contract cost overruns and inventory write-offs in 2003 that did not reoccur in 2004, and a stronger sales mix for our power generation products. The increase was partially offset by the lower overall volume to the U.S. Navy, driven by the profit impact related to the two large higher margin contracts in 2003 that did not reoccur in 2004. Additionally, the Corporation increased its reserves for environmental remediation during 2004, resulting in a $3.9 million increase in environmental remediation and administrative expenses over 2003. Foreign currency translation had a favorable impact on operating income of $2.9 million for 2004 as compared to 2003.

Overall consolidated operating margins were down slightly in 2004 as compared to 2003. Strong margins within our business segments were achieved despite the absorption of $5.3 million of environmental costs, $2.5 million in costs associated with Sarbanes-Oxley Section 404 compliance, and lower pension income of $2.1 million in 2004, due to additional costs resulting from the acquisitions and slightly lower investment returns. The operating margins have been somewhat lower than historical levels in recent years, principally related to the large number of acquisitions made since 2001. Although the new acquisitions continue to have a positive effect on operating income, the operating margins of the overall Corporation are lower because the margins of the newly acquired companies are below those of our base businesses. We consider this to be a short-term issue that will be more than offset by the benefits of diversification, the implementation of cost control measures, and increased future profitability. The integration of our recent acquisitions continues to progress as planned. In addition to having improved operating margins for almost all of our recent acquisitions, we have initiated programs to cross-market products and share technologies across our businesses.

The increase in net earnings for 2004 as compared to 2003 is mainly due to higher segment operating income. The improvement in operating income was partially offset by higher interest expense due to higher debt levels associated with the funding of the Corporation's acquisition program, which accounted for approximately 60% of the increase, and higher interest rates. Net earnings for 2004 included certain one-time tax benefits of $3.4 million. The tax benefits primarily resulted from the change in legal structure of one of our subsidiaries and a favorable IRS Appeals settlement relating to the 1993 tax year.

Backlog at December 31, 2004 was $627.7 million compared with $505.5 million at December 31, 2003 and $478.5 million at December 31, 2002. Acquisitions made during 2004 represented $75.8 million of the backlog at December 31, 2004. New orders received in 2004 totaled $998.9 million, which represents a 34% increase over 2003 new orders of $743.1 million and a 109% increase over new orders received in 2002. Acquisitions made during 2003 and 2004 contributed $158.4 million in incremental new orders received in 2004. It should be noted that metal treatment services, repair and overhaul services, and after-market sales, which represent approximately 25% of the Corporation's total sales for 2004, are sold with very modest lead times. Accordingly, the backlog for these businesses is less of an indication of future sales than the backlog of the majority of the products and services of the Motion Control and Flow Control segments, in which a significant portion of sales is derived from long-term contracts.

YEAR ENDED DECEMBER 31, 2003 COMPARED WITH
YEAR ENDED DECEMBER 31, 2002

Curtiss-Wright Corporation recorded consolidated net sales of $746.1 million and net earnings of $52.3 million, or $2.50 per diluted share, for the year ended December 31, 2003. Sales during 2003 increased 45% over 2002 sales of $513.3 million. Net earnings for 2003 increased 16% from 2002 net earnings of $45.1 million, or $2.16 per diluted share.

The increase in revenues was mainly driven by a complete year of revenues generated from the 2002 acquisitions of EMD, Tapco International, Penny & Giles, and Autronics and contributions from the 2003 acquisitions, primarily E/M Engineered Coatings Solutions and Collins Technologies. See Note 2 to the Consolidated Financial Statements for further information regarding acquisitions. Including the seven businesses acquired in 2003, the Corporation had acquired thirteen new businesses since 2001. The acquisitions made during 2002 and 2003 contributed $221.8 million in incremental sales during 2003. The remaining business units experienced organic sales growth of 6% in 2003, led by the Flow Control segment, which grew organically by 13% due to higher valve sales to the nuclear and non-nuclear naval programs and higher sales of new products to the commercial nuclear power generation market. Higher sales of shot peening services for the aerospace market in Europe, sales from our new laser peening technology, and higher sales from our domestic aerospace and ground defense businesses also contributed to the higher sales in 2003. These increases in our base businesses were partially offset by sales declines in commercial aerospace component overhaul and repair services and commercial aerospace original equipment manufacturers' ("OEM") products. Foreign currency translation had a favorable impact on sales of $14.1 million for the 2003 as compared to 2002.

Operating income for 2003 totaled $89.3 million, an increase of 29% from operating income of $69.0 million in 2002. The increase is primarily attributed to the contributions of acquisitions mentioned above, which amounted to $25.1 million in incremental operating income. In 2003, we reclassified pension income derived from the Curtiss-Wright Pension Plan into operating income for all periods presented. The 2003 pension income decreased $5.6 million from 2002 due to lower investment returns on the Corporation's pension assets. The amount recorded as pension income reflects the extent to which the return on plan assets exceeds the cost of providing benefits in the same year, as detailed further in Note 14 to the Consolidated Financial Statements. In addition to the contribution of the new acquisitions, 2003 operating income benefited from higher sales to the commercial nuclear power generation markets, higher sales and more favorable sales mix of products to the military aerospace, domestic ground defense, and naval markets. These increases were offset by lower margins as a result of lower volume in the commercial aerospace OEM and overhaul and repair businesses, and cost overruns and inventory adjustments within our Flow Control segment. Foreign currency translation had a favorable impact on operating income of $2.7 million for 2003 as compared to 2002.

The increase in net earnings for 2003 as compared to 2002 was mainly due to the higher segment operating income. The improvement in operating income was partially offset by lower non-operating other income and higher interest expense associated with higher debt levels.

Backlog at December 31, 2003 was $505.5 million compared with $478.5 million at December 31, 2002 and $242.3 million at December

                                                 Curtiss-Wright and Subsidiaries

31, 2001. Acquisitions made during 2003 represented $15.6 million of the backlog at December 31, 2003. New orders received in 2003 totaled $743.1 million, which represented a 55% increase over 2002 new orders of $478.2 million and a 128% increase over new orders received in 2001. Acquisitions made during 2002 and 2003 contributed $208.0 million in incremental new orders received in 2003.

Economic and Industry-wide Factors

The softness in both the U.S. economy and the global commercial aerospace industry in recent years have had an adverse impact on growth of the Corporation; however, economic reports suggest that both sectors are showing signs of improvement. In addition, steady U.S. military spending levels and increased penetration into certain other served markets have provided a positive offset to weaker commercial markets. Looking forward, many factors could impact the Corporation's future performance, including future defense spending in the U.S., changes in global gross domestic product, volatility of the geopolitical situations, and the pace of economic recovery.

GENERAL ECONOMY

Many of our industrial businesses are driven in large part by growth of the U.S. Gross Domestic Product (GDP). Based upon certain economic reports, the U.S. economy's output (real GDP) is expected to grow at a modest but healthy rate slightly below 4% in 2005. This forecast is predicated on the assumption that oil prices will stabilize or even decline after reaching extremely high levels in 2004. If this were to occur, it should help to restrain inflation which should prompt the U.S. Federal Reserve to show restraint in its campaign to raise interest rates in 2005. According to the economic reports, however, interest rates are expected to rise modestly throughout 2005. Unemployment is also expected to drop slowly over the next two years, as the corporate sector increases output first through productivity gains followed by the addition of labor. This, combined with the recent weakness in the U.S. dollar, should lead to improvement in the performance of U.S. companies.

It appears that, at least in the U.S., economic indicators are showing signs of a recovery; however, we remain cautiously optimistic that this recovery, in fact, will occur in the near term. If and when it does, our businesses that are largely economic driven, such as commercial aerospace, oil and gas, and general industrial, are well positioned to take advantage of the recovery.

DEFENSE

Approximately 50% of our business is in the military sector, predominantly in the U.S., characterized by long-term programs and contracts driven primarily by the U.S. Department of Defense ("DoD") budget.

The U.S. DoD budget reflects growing pressure from costs to support the global war on terrorism and in part initiatives aimed at transforming and modernizing its current platforms and capabilities. The fiscal 2005 DoD procurement budget reflects a 7% overall increase over fiscal 2004 funding levels, after taking into account Congressionally directed rescissions. The 2005 budget includes continued investment funding for key programs supportive of transformation initiatives but is balanced with increased spending for modernization and upgrading of existing equipment in support of current global operations and requirements. We anticipate future DoD spending to produce increased investment specifically in electronics for military hardware necessary to upgrade existing platforms and facilitate "network centric warfare" equipment and systems as part of the military's transformation plans.

Curtiss-Wright's Flow Control and Motion Control segments are well positioned on many high performance defense platforms, including the next-generation aircraft carrier, the nuclear submarine program, the F/A-22, the V-22, the Joint Strike Fighter and Unmanned Aerial Vehicle programs, such as the Global Hawk. As a result of our reputation and past performance, we are involved in many of the future systems that are currently in various stages of development. However, growing cost concerns are driving serious review of critical defense programs, which may have an impact on U.S. DoD budget levels going forward, as could many other uncertainties such as budget deficit levels and geopolitical uncertainty.

In early January 2005, certain news reports indicated that the as yet unpublished U.S. Deputy Secretary of Defense's fiscal 2006 Future Year Defense Plan (FYDP) includes a $30 billion proposed cut in the overall DoD budgets over the next six years. The proposed cuts, if approved in their entirety, which the Corporation considers unlikely at this time, are not expected to have a material impact on the Corporation. The primary proposed budget cut that could impact the Corporation would be the decrease in the F/A-22 production program from 277 aircraft to 180, which is proposed to take effect primarily in 2009. Currently, there is much debate about this program cut and it is unclear whether or not this proposed cut will, in fact, occur. If this proposed reduction were to be approved, it is not expected to have a material impact on the Corporation. In addition, the reports suggest that the FYDP includes a substantial increase in appropriations to the Army, potentially for programs for which we have content. Although the program detail is not as of yet clear as to what programs will be affected, we are well positioned on many high performance platforms for the Army which could potentially receive increased funding. In the short term, the "War on Terrorism" is placing demand on the prime contractors to service current field operations which should lead to increased outsourcing for the procurement of certain electronic products that the Company provides. Additionally, delays in new program funding may result in increased upgrades of existing equipment upon which the Corporation currently has content.

There is the possibility that defense spending may decrease in the future, which could adversely affect the Corporation's operations and financial condition. While DoD funding fluctuates year-by-year and program-by-program, the biggest risk facing the Corporation would be the termination of a major program. Other than the proposed reduction in the F/A-22 program mentioned above, the Corporation is not aware of any other such material program termination for which the Corporation has content. If a material program were to be terminated, the termination process takes several years to wind down, which may provide the Corporation ample time to react before any potential impact occurs. In addition to the above, there are other risks associated with our defense businesses, such as failure of a prime contractor customer to perform on a contract, pricing and/or design specifications that may not always be finalized at the time the contract is bid, and the failure and/or inability of certain sole source suppliers to provide product to the Corporation, which could have an adverse impact on the Corporation's financial performance. While alternatives could be identified to replace a sole source supplier, a transition could result in increased costs and manufacturing delays. Our outlook for our defense business looks positive for the near to intermediate term.

COMMERCIAL AEROSPACE

Approximately 18% of our business serves the global commercial aerospace industry. Global airline traffic is a primary driver for long-term growth in the commercial aerospace industry. Economic growth is the prime driver of global airline traffic demand. For the past several years global airline traffic has stagnated primarily due to the impact of terrorist attacks, SARS, and the war in Iraq. However, recent improvement in the global economy has led to increased demand for both passenger and freight air transport. Based upon industry data, global Revenue Passenger Miles for 2004 have increased approximately 15% over 2003 and are expected to increase at an average annual rate of 6% over the period 2004-2008. Although a sharp rise in fuel costs in late 2004 put profitability pressure on airlines, which slowed procurement of new aircraft and extended maintenance schedules, fuel prices are expected to recover in 2005, which should stimulate procurement of new aircraft, a key driver of the Corporation's commercial aerospace business. In fact, the two major global aircraft manufacturers are projecting healthy increases in production levels in both 2005 and 2006. Growth in airline traffic will require increased passenger carrying capacity ("seats") in the system, which can be met by a mix of large commercial aircraft and smaller regional jets supporting the hub-and-spoke system, and mid-sized long-range aircraft servicing point-to-point routes. Based upon market data, we expect to see a steady improvement in the commercial aerospace market in 2005.

Curtiss-Wright's Motion Control segment is a provider of OEM aerospace components and systems and its Metal Treatment segment provides services to aircraft manufacturers. While the emergence of low cost carriers and improved economic conditions has contributed to this industry's recovery, concerns still exist regarding the financial weakness of many airlines and the threat of another major terrorist attack, which could have an adverse impact on this industry and the Corporation's operating results and financial position.

Over the past several years, the Corporation has diversified itself away from dependence on commercial aerospace and has sized its resources to appropriate levels in order to protect profitability. The Corporation is well positioned on a number of commercial aerospace platforms and will benefit from a recovery in this industry, which is expected to occur over the next couple of years.

POWER GENERATION

There are several factors that might precipitate an expansion in commercial nuclear power, including increasing pressure on environmental issues, a pro-nuclear U.S. political leadership, and continued growth in global demand for power. Nuclear power has minimal impact on the environment, is one of the most economical forms of generating electricity, and does not depend upon oil and gas imports. The U.S. nuclear power industry is expected to grow primarily since most of the 103 existing plants are or will be applying for plant life extensions. As of December 31, 2004, approximately 30 plants have received 20 year life extensions and 16 additional plants' applications are pending approval. In addition, several plants are evaluating the potential to add capacity through plant expansion and upgrades. This expansion, combined with new plant construction in Asia and other parts of the world, as well as the possibility of new plant construction in the U.S., should drive expansion in this industry.

Curtiss-Wright's Flow Control segment is well positioned to take part in this expansion. The recent history of plant life extension approvals in the U.S. and continued strong build programs in Asia are encouraging. However, there is no guarantee that the nuclear alternative will continue to be fully endorsed in the U.S. and other parts of the world, or that the Nuclear Regulatory Commission will authorize the construction of new facilities in the U.S. In addition, the geopolitical climate is volatile, which could impact future nuclear plant construction levels around the world.

OIL AND GAS

The drivers that impact this market include capital spending in North America, Asia, and Europe for new construction and upgrades to comply with environmental regulations and maintenance and overhaul spending to retrofit existing facilities with improved equipment and technologies to increase plant flexibility, reliability, production and profitability. Additionally, increased usage of oil and natural gas, increased demand from emerging economies and increased demand for aftermarket services will also affect this market going forward.

The current outlook for hydrocarbon products continues to be optimistic. According to market data, several encouraging developments occurred in 2004, including strengthened global refining margins, refining operating rates continuing to be over 94% in the U.S., increases in petrochemical production on a global basis, and continued global economic recovery. Increases in consumer product demand for petrochemicals and refined products are projected to continue through 2005.

Capital expenditures in the processing industries are expected to increase in the next few years. A recent article in an industry trade publication indicated improving economic fundamentals that will bolster most flow control product-consuming sectors and strengthen underdeveloped infrastructures in Asia, Latin America, and Eastern Europe.

Based upon market data, capital expenditures in the processing industries are expected to increase over the next few years. The long-term global forecast is projecting a solid increase in sales of flow control products (valves, pumps, motors) to the processing industries. As the world continues to depend on natural resources, oil exploration deepens, and transport requirements widen, there should be opportunities to provide our flow control products to meet these challenges. The proposed and enacted environmental regulations in the U.S. and other developed countries could drive increased demand for flow control products by as much as 8-10% over the next few years. However, it is uncertain whether certain economic recoveries can be sustained or whether anticipated future environmental regulatory changes will actually occur, and whether such regulatory changes will have an impact on this industry.

                                                 Curtiss-Wright and Subsidiaries

2004 Segment Performance

Curtiss-Wright operates in three principal operating segments on the basis of products and services offered: Flow Control, Motion Control, and Metal Treatment. See Note 16 to the Consolidated Financial Statements for further segment financial information. The following table sets forth revenues, operating income, operating margin, and the percentage changes on those items, as compared with the prior year periods, by operating segment:

                                                  Year Ended December 31,              Percent Changes
                                           -------------------------------------     ------------------
                                                                                         2004      2003
(In thousands, except percentages)              2004          2003          2002     vs. 2003  vs. 2002
=======================================================================================================
SALES:
Flow Control                               $ 388,139     $ 341,271     $ 172,455         13.7%     97.9%
Motion Control                               388,576       265,905       233,437         46.1%     13.9%
Metal Treatment                              178,324       138,895       107,386         28.4%     29.3%
-------------------------------------------------------------------------------------------------------
Total Curtiss-Wright                       $ 955,039     $ 746,071     $ 513,278         28.0%     45.4%
=======================================================================================================
OPERATING INCOME:
Flow Control                               $  44,651     $  39,991     $  20,693         11.7%     93.3%
Motion Control                                44,903        30,350        29,579         48.0%      2.6%
Metal Treatment                               28,279        19,055        14,403         48.4%     32.3%
-------------------------------------------------------------------------------------------------------
Total Segments                               117,833        89,396        64,675         31.8%     38.2%
Pension (Expense) Income                        (500)        1,611         7,208       -131.0%    -77.6%
Corporate & Other                             (6,614)       (1,677)       (2,846)       294.4%     41.1%
-------------------------------------------------------------------------------------------------------
Total Curtiss-Wright                       $ 110,719     $  89,330     $  69,037         23.9%     29.4%
=======================================================================================================
OPERATING MARGINS:
Flow Control                                    11.5%         11.7%         12.0%
Motion Control                                  11.6%         11.4%         12.7%
Metal Treatment                                 15.9%         13.7%         13.4%
---------------------------------------------------------------------------------------------------------
Total Segments                                  12.3%         12.0%         12.6%
Total Curtiss-Wright                            11.6%         12.0%         13.5%
=========================================================================================================

FLOW CONTROL

The Corporation's Flow Control segment reported sales of $388.1 million for 2004, a 14% increase over 2003 sales of $341.3 million. The higher sales are primarily due to the contributions of the 2004 asset acquisitions of Nova Machine Products Corporation, Trentec, Inc., Groth Equipment Corporation, and the Government Marine Business Unit. The 2004 incremental sales from these acquisitions amounted to $30.7 million. The remaining business units of this segment produced organic sales growth of 5%. The solid organic growth was lead by stronger sales of valves, pumps, other electro-mechanical products, and field services to the power generation market, which increased $15.0 million due to additional orders, new teaming arrangements, and expedited plant outage service requirements. Increased demand helped drive record new orders of our coker valves for the oil and gas industry, which positively impacted sales by $9.2 million, and higher sales of our electronic products to the U.S. Navy, which increased $5.7 million, also contributed to the organic growth. This increase was partially offset by lower sales of flow control products to the U.S. Navy of $14.5 million due to the timing of contractual revenues. In 2003, the Flow Control segment completed the shipment of two large projects to the U.S. Navy, which generated approximately $25 million in sales. The segment was able to partially offset the impact of these completed naval projects with higher sales of pumps and other generators for aircraft carriers and submarines and increased demand for the non-nuclear ball valves to the U.S. Navy. Sales of the remaining valve product lines to the oil and gas industry were down in 2004 as compared to the prior year. In addition, foreign currency translation favorably impacted sales by $2.3 million in 2004 as compared to 2003.

Operating income for the year increased by 12% over the prior year. The increase was mainly due to solid organic growth of 9% and the contributions from the 2004 acquisitions, which generated operating income of $1 million in 2004. The increase in organic operating income is mainly due to contract cost overruns on a safety relief valve project and inventory write-offs of approximately $2.9 million in 2003 that did not reoccur in 2004, higher volume and a stronger sales mix within our power generation products, and higher overall volumes for our valve products to the oil and gas industry and electronic products to the U.S. Navy. The increase was partially offset by the lower volume to the U.S. Navy, driven by the profit impact related to the two large higher margin contracts in 2003 that did not reoccur in 2004. These projects contributed approximately $9.7 million in operating income in 2003. Foreign currency translation had a $0.2 million positive impact on 2004 operating income as compared to 2003.

The Corporation's Flow Control segment reported sales of $341.3 million for 2003, a 98% increase over 2002 sales of $172.5 million. The higher sales largely reflect the full year of revenues from the acquisitions of EMD and TAPCO International, Inc. completed in the fourth quarter of 2002. The 2003 incremental sales from these acquisitions amounted to $170.3 million, driven mainly by strong financial performance from EMD. The remaining business units of this segment produced organic sales growth of 13%, which was driven by higher sales to the commercial nuclear power generation market, nuclear and non-nuclear naval programs, and domestic and international oil and gas markets. Higher sales to the commercial nuclear power generation markets were due to the launch of new product lines and the expedited outage service requirements by the power generation plants. The non-nuclear naval products sales growth was due to new products, such as ball valves and JP-5 fuel valve systems, and higher electronic sales drove the nuclear naval product growth. Sales of the coker valve products to the petrochemical and oil and gas markets were up due to new orders while the remaining product lines in those markets were essentially flat with the prior year. In addition, foreign currency translation favorably impacted sales by $2.4 million in 2003 as compared to 2002.

Operating income for 2003 increased by 93% over 2002. Acquisitions made in the fourth quarter of 2002 generated incremental operating income of $21.3 million in 2003, while the balance of the segment businesses rose 2% over 2002. The organic growth was mainly driven by higher volume mentioned above, favorable sales mix, and improved productivity gained from the relocation of the electronics unit, offset by slightly lower margins related to start-up costs on the new product launches and cost overruns on a safety relief valve project. In addition, unanticipated shipping delays and a delay in launching strategic plans for improved operating cost efficiencies at our international unit resulted in an operating loss for the year. However, in late 2003, a new enterprise resource planning system was installed and various process improvements were implemented. Foreign currency translation had a $0.2 million positive impact on 2003 operating income as compared to 2002.

Backlog at December 31, 2004 is $396.3 million compared with $317.8 million at December 31, 2003 and $304.3 million at December 31, 2002. New orders received in 2004 totaled $436.7 million, which represents a 24% increase over 2003 new orders of $353.7 million and a 160% increase over new orders received in 2002. Approximately 50% of the increase in new orders for 2004 is due to the 2004 acquisitions. The remaining improvement is due to record orders for our coker valves to the oil and gas industry and higher overall commercial orders.

MOTION CONTROL

The Corporation's Motion Control segment reported sales of $388.6 million for 2004, a 46% increase over 2003 sales of $265.9 million. The higher sales largely reflect the contributions of the 2004 acquisitions of Dy 4, Primagraphics, and Synergy, and the full year contributions of the December 2003 acquisitions of Systran, Novatronics, and Pickering. The 2004 incremental sales associated with these acquisitions amounted to $110.8 million. Sales from the remaining base businesses grew 4% organically. Improvement in commercial aerospace aftermarket sales contributed $5.9 million to the growth, $2.8 million of which came from the Corporation's repair and overhaul business, with the remainder attributable mainly to increased sensors and controls sales. Drive system sales to the European ground defense market declined by $2.9 million as expedited customer delivery requirements shifted production from the beginning of 2004 into 2003. Domestic electro-mechanical systems production experienced a slight increase in domestic military aerospace sales, with F/A-22 production and spares revenue replacing F-16 spares sales, which had ramped up at the end of 2003. The base embedded computing businesses were essentially flat, with increased sales to the domestic military aerospace market of $10.1 million driven by new contract wins including the start of full scale production of radar warning systems for the U.S. Army's helicopter programs and the design, development, and integration of the actuators for the 767 refueling program. These wins were offset by declines to the domestic ground defense market of $10.6 million mainly from scheduled production declines on the Abrams tank and the Bradley Fighting Vehicle, while Bradley spares revenue remained strong through 2004 due to the support of the Iraqi war effort. Additionally, foreign currency translation favorably impacted sales in 2004 by $7.7 million as compared to 2003.

Operating income for 2004 increased 48% over the prior year. Acquisitions made in 2003 and 2004 generated incremental operating income of $8.9 million, while the base businesses increased 22%. The improvement was driven by the higher sales volume, favorable sales mix from commercial aerospace aftermarket services and spares, and implemented cost control initiatives, offset by lower margin development work performed in anticipation of follow on production orders. The segment benefited from reductions in reserve requirements at its European sensors business totaling $1.7 million during 2004, resulting in a $2.5 million variance in a year over year comparison, since the majority of the reserves were recorded in 2003. Foreign currency translation had a $1.2 million positive impact on 2004 operating income as compared to 2003.

Motion Control segment sales in 2003 were 14% higher than 2002 sales of $233.4 million. The higher sales largely reflect the full year contributions of the April 2002 acquisitions of Penny & Giles ("P&G") and Autronics and the contributions of the 2003 acquisitions of Collins Technologies, Peritek, Systran, and Novatronics. The 2003 incremental sales associated with these acquisitions amounted to $28.0 million. Sales from the remaining base businesses were essentially flat. Strong domestic ground defense sales, primarily related to the expedited deliveries of spare parts for the Bradley Fighting Vehicle to support the Iraqi war effort, an increase in sales of military aerospace products, primarily resulting from new orders for F-16 spare parts and the Joint Strike Fighter development, and higher sales of military electronics for the Global Hawk unmanned aerial reconnaissance system were offset by lower volume associated with the overhaul and repair services provided to the global commercial airline industry and lower OEM commercial aircraft production. The softening in the demand for the commercial aerospace business and related services, which began in 2001, continued through 2003. In addition, foreign currency translation favorably impacted sales in 2003 by $6.4 million as compared to 2002.

Operating income for 2003 increased 3% over the prior year. Acquisitions made in 2002 and 2003 generated incremental operating income of $2.3 million, while the balance of the segment businesses was essentially flat as compared to 2002. Slightly lower operating income from the base businesses was mainly due to the lower volume, lower overhead absorption, and the write-off of obsolete inventory at our overhaul and repair services business unit. Operating income of our commercial aerospace OEM business also declined due to lower volume. This decline was offset by higher operating income for our military aerospace products, which rose due to volume and cost improvements. Higher operating income for our land-based defense businesses was due to higher volume and more favorable sales mix

                                                 Curtiss-Wright and Subsidiaries

from the spare parts for the Bradley Fighting Vehicle. Foreign currency translation had a $0.9 million favorable impact on operating income in 2003 as compared to 2002.

Backlog at December 31, 2004 was $229.6 million compared with $186.3 million at December 31, 2003 and $173.2 million at December 31, 2002. Acquisitions made during 2004 represents $37.5 million of the backlog at December 31, 2004. New orders received in 2004 totaled $383.5 million, which represents a 53% increase over 2003 new orders of $250.1 million and an 89% increase over new orders received in 2002. The increase is mainly due to the segment's 2003 and 2004 acquisitions, which accounted for $105.5 million in incremental new orders in 2004 versus 2003.

METAL TREATMENT

The Corporation's Metal Treatment segment reported sales of $178.3 million in 2004, an increase of 28% over 2003 sales of $138.9 million. Organic sales growth of 21% contributed $24.7 million to the increase. The organic growth was due to strong sales growth from our new laser peening technology, which contributed $4.8 million in incremental sales, as well as solid growth in our global shot peening services, which contributed $14.2 million of incremental sales mainly in the German automotive, European commercial aerospace, and North American commercial and military aerospace markets. Sales from the heat treating division were up $2.8 million over the prior year period mainly due to overflow from a competitor and new aluminum treatment capabilities for the aerospace industry. The remaining sales increase was due to contributions from 2003 and 2004 acquisitions, which contributed $12.7 million of incremental sales during 2004. The main contributor to this increase was the E/M Engineered Coatings Solutions businesses, which were acquired in April 2003. In addition, foreign currency translation favorably impacted sales by $5.8 million as compared to 2003.

Operating income for 2004 increased 48% to $28.3 million from $19.1 million during 2003. Margin improvement was due to higher sales volume, favorable sales mix due to higher laser peening sales, and implemented cost reduction initiatives. Offsetting the margin improvements were increased medical costs and higher energy costs as compared to the prior year period. Foreign currency translation had a $1.5 million positive impact on 2004 operating income as compared to the prior year period.

Metal Treatment sales for 2003 were 29% higher than 2002 sales of $107.4 million. The higher sales largely reflect the contributions from the acquisition of the assets of Advanced Material Process ("AMP") in March 2003 and E/M Engineered Coatings Solutions in April 2003 and the full year contributions of the 2002 acquisitions of the assets of Brenner Tool & Die, Inc. and Ytstruktur Arboga AB. The 2003 incremental sales associated with these acquisitions amounted to $23.5 million. Sales from the remaining base businesses grew 7% mainly due to domestic and international sales from our new laser peening technology. Our core shot peening sales were down slightly in our North American divisions due mainly to slow downs in the commercial aerospace and automotive markets. The improvement in core shot peening sales from our European divisions was mainly driven by favorable foreign currency translation. Sales from our heat treating services were essentially flat year over year, whereas the sales from our reed valve product line declined due to the softness in the automotive industry. Foreign currency translation had a $5.2 million positive impact on 2003 sales as compared to 2002.

Operating income for 2003 increased 32% from the prior year. Acquisitions made in 2002 and 2003 generated incremental operating income of $1.6 million. This incremental income is net of a loss associated with our finishing division, which was negatively impacted by a customer bankruptcy. The base businesses rose 22% over 2002. The organic operating income growth is due to favorable sales mix from our laser peening services, higher volume overall, and the benefit from cost reduction initiatives. In 2002, this segment incurred higher start-up costs at new facilities and nonrecurring costs associated with the relocation of a shot peening facility. Foreign currency translation favorably impacted 2003 operating income by $1.6 million as compared to 2002.

Backlog at December 31, 2004 was $1.9 million compared with $1.4 million at December 31, 2003 and $1.0 million at December 31, 2002. New orders received in 2004 totaled $178.7 million, which represents a 28% increase from 2003 new orders of $139.4 million and a 67% increase over new orders received in 2002. The increase is mainly due to the improvement in the global economy, which positively impacted the core shot peening business and the segment's recent acquisitions.

CORPORATE AND OTHER EXPENSES

The Corporation had non-segment operating costs of $6.6 million in 2004. The operating costs consisted mainly of environmental remediation and administrative expenses, consulting fees associated with Sarbanes-Oxley Section 404 compliance, incremental compensation cost, debt financing expenses, and other administrative expenses.

The Corporation had non-segment operating costs of $1.7 million in 2003. The operating costs consisted mainly of environmental remediation and administrative expenses, incremental compensation cost, additional workers compensation insurance cost, director fees associated with additional Board of Directors' meetings and a stock award, debt financing expenses, and other administrative expenses. These expenses were partially offset by the collection of interest on a 2002 net legal settlement.

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

NON-OPERATING INCOME/EXPENSES

The Corporation recorded non-operating other income (excluding interest expense) in 2004, 2003 and 2002, of $0.1 million, $0.4 million, and $4.5 million, respectively. In 2002, the Corporation recorded nonrecurring items, the net effect of which had a favorable pre-tax impact in 2002 of $3.6 million.

INTEREST EXPENSE

Interest expense increased $6.4 million in 2004 as compared to 2003. Higher debt levels associated with the funding of acquisitions accounted for approximately 60% of the increase, and the remaining increase was due to higher interest rates. Similarly, 2003 increased $3.9 million from 2002.

PROVISION FOR INCOME TAXES

The effective tax rates for 2004, 2003, and 2002 are 34.1%, 37.8%, and 37.1%, respectively. The 2004 effective tax rate included nonrecurring benefits totaling $3.4 million resulting primarily from the change in legal structure of one of our subsidiaries and a favorable IRS appeals settlement relating to the 1993 tax year.

The 2003 effective tax rate included the benefit of the restructuring of some of our European operations. The 2002 effective rate included a one-time benefit of 1.3% associated with the recovery of research and development tax credits related to earlier years.

Liquidity and Capital Resources

SOURCES AND USES OF CASH

The Corporation derives the majority of its operating cash inflow from receipts on the sale of goods and services and cash outflow for the procurement of materials and labor and is therefore subject to market fluctuations and conditions. A substantial portion of the Corporation's business is in the defense sector, which is characterized by long-term contracts. Most of our long-term contracts allow for several billing points (progress or milestones) that provide the Corporation with cash receipts as costs are incurred throughout the project rather than upon contract completion, thereby reducing working capital requirements. In some cases, these payments can exceed the costs incurred on a project.

OPERATING ACTIVITIES

The Corporation's working capital was $212.2 million at December 31, 2004, a decrease of $26.4 million from the working capital at December 31, 2003 of $238.6 million. The ratio of current assets to current liabilities was 2.1 to 1 at December 31, 2004, compared with a ratio of 2.8 to 1 at December 31, 2003. Cash and cash equivalents totaled $41.0 in the aggregate at December 31, 2004, down from $98.7 million at December 31, 2003. The decrease is primarily due to the use of available cash to fund the acquisition of Dy 4 Systems, Inc. on January 31, 2004. Excluding the impact on cash, working capital increased $33.1 million due to the acquisition of eleven businesses in 2004. In addition to the impact of these acquisitions, working capital changes were highlighted by an increase in receivables of $39.9 million and an increase in accounts payable and accrued expenses of $19.8 million. Unbilled receivables increased substantially due to funding and other operational delays by certain customers as well as increased contracts for which progress billings do not apply. The increase in accounts payable and accrued expenses is due to the timing of year-end payments and higher accrued compensation.

Short-term debt was $1.6 million at December 31, 2004 and $1.0 million at December 31, 2003. Long-term debt was $340.9 million at December 31, 2004, an increase of $116.7 million from the balance at December 31, 2003. The increase in long-term debt is due to additional funds borrowed to purchase eleven businesses during 2004. Days sales outstanding at December 31, 2004 decreased to 47 days from 56 days at December 31, 2003 while inventory turnover increased to
5.8 turns at December 31, 2004 as compared to 5.5 turns at December 31, 2003.

The Corporation's balance of cash and cash equivalents totaled $98.7 million at December 31, 2003, an increase of $51.0 million from the balance at December 31, 2002. Excluding the impact on cash, working capital increased $9.2 million due to the acquisition of seven businesses in 2003. In addition to the impact of these acquisitions, working capital changes were also highlighted by a decrease in deferred revenue due to a reduction in those contracts whose billings were in excess of incurred costs. Accrued expenses increased mainly due to higher accrued interest on the Senior Notes. Short-term debt was $1.0 million at December 31, 2003, a decrease of $31.8 million from the balance at December 31, 2002. The decrease in short-term debt was due to repayment of the majority of outstanding indebtedness under the existing revolving credit facilities. Days sales outstanding at December 31, 2003 increased to 56 days from 51 days at December 31, 2002, while inventory turnover increased to 5.5 turns at December 31, 2003 as compared to 4.8 turns at December 31, 2002.

INVESTING ACTIVITIES

The Corporation has acquired twenty-four businesses since 2001 and expects to continue to seek acquisitions that are consistent with our long-term growth strategy. A combination of cash resources, funds available under the Corporation's credit agreement, and proceeds from the Corporation's Senior Notes issue were utilized to fund these acquisitions, which totaled $247.4 million and $69.8 million in 2004 and 2003, respectively. As noted in Note 2 to the Consolidated Financial Statements, certain acquisition agreements contain contingent purchase price adjustments, such as potential earn-out payments. During 2004, the Corporation made approximately $3.0 million in such payments relative to prior period acquisitions. Additional acquisitions will depend, in part, on the availability of financial resources at a cost of capital that meets our stringent criteria. As such, future acquisitions, if any, may be funded through the use of the Corporation's cash and cash equivalents, through additional financing available under the credit agreements, or through new financing alternatives.

Capital expenditures were $32.5 million in 2004, $33.3 million in 2003, and $35.0 million in 2002. In 2004 principal capital expenditures included new and replacement machinery and equipment within the business segments and for the expansion of new product lines and facilities. Capital expenditures in 2003 included building expansions, a new laser peening facility and associated laser machinery, and various other machinery and equipment. Capital expenditures in 2002 included the construction of a new facility, additional machinery and equipment for start-up operations, and new Enterprise Resource Planning computer systems at two facilities.

FINANCING ACTIVITIES

On July 23, 2004, the Corporation amended its existing credit facility, increasing the available line of credit from $225 million to $400 million. The Corporation plans to use the credit line for working capital purposes, internal growth initiatives, funding of future acquisitions, and other general corporate purposes. The agreement expires in 2009.

At December 31, 2004, the Corporation had a $400 million revolving credit agreement (the "Agreement") with a group of ten banks. Borrowings under the Agreement bear interest at a floating rate based on market conditions. In addition, the Corporation's interest rate and level of facility fees are dependent on certain financial ratio levels, as defined in the Agreement. The Corporation is subject to annual facility fees on the commitments under the Agreement. In connection with the Agreement, the Corporation paid customary transaction fees that have been deferred and are being amortized over the term of the Agreement. The Corporation is required under the Agreement to maintain certain

                                                 Curtiss-Wright and Subsidiaries

financial ratios and meet certain financial tests, the most restrictive of which is a debt to capitalization limit of 55%. The Agreement does not contain any subjective acceleration clauses. At December 31, 2004, the Corporation is in compliance with these covenants and had the flexibility to issue additional debt of $365 million without exceeding the covenant limit defined in the Agreement. The Corporation would consider other financing alternatives to maintain capital structure balance and ensure compliance with all debt covenants. Cash borrowings (excluding letters of credit) under the Agreement at December 31, 2004 were $124.5 million as compared to $8.9 million at December 31, 2003. The unused credit available under the agreement at December 31, 2004 was $256.7.

On September 25, 2003 the Corporation issued $200.0 million of Senior Notes (the "Notes"). The Notes consist of $75.0 million of 5.13% Senior Notes that mature on September 25, 2010 and $125.0 million of 5.74% Senior Notes that mature on September 25, 2013. The Notes are senior unsecured obligations and are equal in right of payment to the Corporation's existing senior indebtedness. The Corporation, at its option, can prepay at any time all or from time to time any part of, the Notes, subject to a make-whole amount in accordance with the terms of the Note Purchase Agreement. In connection with the Notes, the Corporation paid customary fees that have been deferred and will be amortized over the terms of the Notes. The Corporation is required under the Note Purchase Agreement to maintain certain financial ratios, the most restrictive of which is a debt to capitalization limit of 60%. At December 31, 2004, the Corporation is in compliance with these covenants.

On November 6, 2003 the Corporation entered into two interest rate swap agreements with notional amounts of $20 million and $60 million effectively to convert the fixed interest on the $75 million 5.13% Senior Notes and $125 million 5.74% Senior Notes, respectively, to variable rates based on specified spreads over six-month LIBOR. In the short-term, the swaps are expected to provide the Corporation with a lower level of interest expense related to the Notes.

Industrial revenue bonds, which are collateralized by real estate, were $14.3 million at December 31, 2004 and $14.4 million at December 31, 2003. The loans outstanding under the Senior Notes, Interest Rate Swaps, Revolving Credit Agreement, and Industrial Revenue Bonds had variable interest rates averaging 3.65% for 2004 and 2.88% for 2003.

FUTURE COMMITMENTS

Cash generated from operations are considered adequate to meet the Corporation's operating cash requirements for the upcoming year, including planned capital expenditures of approximately $50 million, interest payments of approximately $14 million to $16 million, estimated income tax payments of approximately $40 million to $50 million, dividends of approximately $8 million, pension funding of approximately $10 million, and additional working capital requirements. The Corporation has approximately $2 million in short-term environmental liabilities, which is management's estimation of cash requirements for 2005. Additionally, the Corporation is committed to potential earn-out payments on seven of its acquisitions dating back to 2001, which are estimated to be approximately $4 million to $6 million in 2005. There can be no assurance, however, that the Corporation will continue to generate cash flow at the current level. If cash generated from operations is not sufficient to support these requirements and investing activities, the Corporation may be required to reduce capital expenditures, refinance a portion of its existing debt, or obtain additional financing.

In 2005, capital expenditures are expected to be approximately $50 million due to the full-year effect of the 2004 acquisitions and the continued expansion of the segments. These expenditures will include construction of new facilities, expansion of facilities to accommodate new product lines, and new machinery and equipment, such as additional investment in our laser peening technology.

The following table quantifies our significant future contractual obligations and commercial commitments as of December 31, 2004:


                              Debt Principal         Operating
(In thousands)                    Repayments(1)         Leases             Total
--------------------------------------------------------------------------------
2005                                $  1,630          $ 15,846          $ 17,476
2006                                      59            12,933            12,992
2007                                   5,060            11,074            16,134
2008                                      62             9,141             9,203
2009                                 124,564             6,016           130,580
Thereafter                           208,994            17,727           226,721
--------------------------------------------------------------------------------
Total                               $340,369          $ 72,737          $413,106
================================================================================

(1) Amounts exclude a $2.1 million adjustment to the fair value of long-term debt relating to the Corporation's interest rate swap agreements that will not be settled in cash.

The Corporation does not have material purchase obligations. Most of our raw material purchase commitments are made directly pursuant to specific contract requirements.

Undistributed earnings of $23.3 million from the Corporation's foreign subsidiaries are considered permanently reinvested. The American Jobs Creation Act of 2004 provides a one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer, of which the Corporation is considering for possible repatriation a range of zero to $23 million, which would result in additional income tax expense of zero to $3 million. Additional information regarding the repatriation of foreign earnings is presented in Note 9.

On March 3, 2005, the Corporation completed the acquisition of Indal Technologies, Inc. The purchase price of 78 million Canadian dollars (approximately $63 million) was funded from the revolving credit facility. See Recent Development for more information on this acquisition.

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

The Corporation records sales and related profits on production and service type contracts as units are shipped and title and risk of loss has transferred or as services are rendered. This method is used in our Metal Treatment segment and in some of the business units within the Motion Control and Flow Control segments that serve non-military markets.

For certain contracts in our Flow Control and Motion Control segments that require performance over an extended period before deliveries begin, sales and estimated profits are recorded by applying the percentage-of-completion method of accounting. The percentage-of-completion method of accounting is used primarily for the Corporation's defense contracts and certain long-term commercial contracts. This method recognizes revenue and profit as the contracts progress towards completion. For certain contracts that contain a significant number of performance milestones, as defined by the customer, sales are recorded based upon achievement of these performance milestones. The performance milestone method is an output measure of progress towards completion made in terms of results achieved. For certain fixed price contracts, where none or a limited number of milestones exist, the cost-to-cost method is used, which is an input measure of progress towards completion. Under the cost-to-cost input method, sales and profits are recorded based on the ratio of costs incurred to an estimate of costs at completion.

Application of percentage-of-completion methods of revenue recognition requires the use of reasonable and dependable estimates of the future material, labor, and overhead costs that will be incurred. The percentage-of-completion method of accounting for long-term contracts requires a disciplined cost estimating system in which all functions of the business are integrally involved. These estimates are determined based upon industry knowledge and experience of the Corporation's engineers, project managers, and financial staff. These estimates are significant and reflect changes in cost and operating performance throughout the contract and could have a significant impact on operating performance. Adjustments to original estimates for contract revenue, estimated costs at completion, and the estimated total profit are often required as work progresses throughout the contract and as experience and more information is obtained, even though the scope of work under the contract may not change. These changes are recorded on a cumulative basis in the period they are determined to be necessary.

Under the percentage-of-completion method of accounting, provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of such losses is determined. Certain contracts contain provisions for the redetermination of price and, as such, management defers a portion of the revenue from those contracts until such time as the price has been finalized.

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

PENSION AND OTHER POSTRETIREMENT BENEFITS

The Corporation, in consultation with its actuaries, determines the appropriate assumptions for use in determining the liability for future pension and other postretirement benefits. The most significant of these assumptions include the number of employees who will receive benefits along with the tenure and salary level of those employees, the expected return on plan assets, the discount rates used to determine plan obligations, and the trends in the costs of medical and other health care benefits in the case of the postretirement benefit obligations. Changes in these assumptions, if significant in future years, will have an effect on the Corporation's pension and postretirement expense, associated pension and postretirement assets and liabilities, and our annual cash requirements to fund these plans.

The discount rate used to determine the benefit obligations of the plans as of December 31, 2004 and the annual periodic costs for 2005 were lowered in 2004 for the EMD Pension Plan and EMD Postretirement Benefit Plan to better reflect current economic conditions. The reduction in the discount rate increased the benefit obligation on the plans. The Corporation also increased the rate of future compensation costs for the EMD Pension Plan to better reflect current conditions. This rate increase caused an additional increase to the benefit obligation. The change in these two assumptions was based upon current and future economic indicators. A quarter of one percentage point decrease in the discount rate would have the effect of increasing the annual pension expense by $0.4 million and the pension benefit obligation by $7.7 million.

The overall expected return on assets assumption is based on a combination of historical performance of the pension fund and expectations of future performance. The historical returns are determined using the market-related value of assets, which is the same value used in the calculation of annual net periodic benefit cost. The market-related value of assets includes the recognition of realized and unrealized gains and losses over a five-year period, which effectively

                                                 Curtiss-Wright and Subsidiaries

averages the volatility associated with the actual performance of the plan's assets from year to year. Although over the last ten years the market related value of assets had an average annual yield of 10.9%, the actual returns averaged 9.4% during the same period. The Corporation has consistently used the 8.5% rate as a long-term overall average return. Given the uncertainties of the current economic and geopolitical landscapes, we consider the 8.5% to be a reasonable assumption of the future long-term investment returns.

The long-term medical trend assumptions starts with a current rate that is in line with expectations for the near future, and then grades the rates down over time until it reaches an ultimate rate that is close to expectations for growth in GDP. The reasoning is that medical trends cannot continue to be higher than the rate of GDP growth in the long term. Any change in the expectation of these rates to return to a normal level will have an impact on the Corporation.

The timing and amount of future pension income or expense to be recognized each year is dependent on the demographics and expected earnings of the plan participants, the expected interest rates in effect in future years, and the actual and expected investment returns of the assets in the pension trust.

See Note 14 for further information on the Corporation's pension and postretirement plans, including an estimate of future cash contributions.

ENVIRONMENTAL RESERVES

The Corporation provides for environmental reserves on a site by site basis when, in conjunction with internal and external legal counsel, it is determined that a liability is both probable and estimable. In many cases, the liability is not fixed or capped when the Corporation first records a liability for a particular site. If only a range of potential liability can be estimated and no amount within the range is more probable than another, a reserve will be established at the low end of that range. At sites involving multiple parties, the Corporation accrues environmental liabilities based upon its expected share of the liability, taking into account the financial viability of other jointly liable partners. Judgment is required when we make assumptions and estimate costs expected to be incurred for environmental remediation activities due to, among other factors, difficulties in assessing the extent and type of environmental remediation to be performed, the impact of complex environmental regulations and remediation technologies, and agreements between potentially responsible parties to share in the cost of remediation. In estimating the future liability and continually evaluating the sufficiency of such liabilities, the Corporation weighs certain factors including the Corporation's participation percentage due to a settlement by or bankruptcy of other potentially responsible parties, a change in the environmental laws requiring more stringent requirements, an increase or decrease in the estimated time required to remediate, a change in the estimate of future costs that will be incurred to remediate the site, and changes in technology related to environmental remediation. The Corporation does not believe that continued compliance with environmental laws applicable to its operations will have a material adverse effect on its financial condition or results of operation. However, given the level of judgment and estimation used in the recording of environmental reserves, it is reasonably possible that materially different amounts could be recorded if different assumptions were used or if circumstances were to change, such as environmental regulations or remediation solution remedies.

As of December 31, 2004, the Corporation's environmental reserves totaled $25.2 million, the majority of which is long-term. Approximately 80% of the environmental reserves represent the current value of anticipated remediation costs and are not discounted primarily due to the uncertainty of timing of expenditures. The remaining environmental reserves are discounted to reflect the time value of money since the amount and timing of cash payments for the liability are reliably determinable. The discount rate used was 4%, which produces an amount at which the environmental liability could be settled in an arm's length transaction with a third party. All environmental reserves exclude any potential recovery from insurance carriers or third-party legal actions.


PURCHASE ACCOUNTING

The Corporation applies the purchase method of accounting to its acquisitions. Under this method, the purchase price, including any capitalized acquisition costs, is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair market values, with any excess recorded as goodwill. The Corporation, generally in consultation with third-party valuation advisors, determines the fair values of such assets and liabilities. During 2004, the fair value of assets acquired, net of cash, and liabilities assumed through acquisitions were estimated to be $303.0 million and $42.3 million, respectively. The assigned initial fair value to these acquisitions are tentative and may be revised prior to finalization, which is to be completed within a reasonable period, generally within one year of acquisition.

GOODWILL

The Corporation has $364.3 million in goodwill as of December 31, 2004. The recoverability of goodwill is subject to an annual impairment test based on the estimated fair value of the underlying businesses. Additionally, goodwill is tested for impairment when an event occurs or if circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. These estimated fair values are based on estimates of future cash flows of the businesses. Factors affecting these future cash flows include the continued market acceptance of the products and services offered by the businesses, the development of new products and services by the businesses and the underlying cost of development, the future cost structure of the businesses, and future technological changes. Management estimates are also used for the Corporation's cost of capital in discounting the projected future cash flows and the Corporation utilizes an independent third party cost of capital analysis in determination of its estimates. If it has been determined that impairment has occurred, the Corporation may be required to recognize an impairment of its asset, which would be limited to the difference between the book value of the asset and its fair value. Any such impairment would be recognized in full in the reporting period in which it has been identified.

OTHER INTANGIBLE ASSETS

Other intangible assets are generally the result of acquisitions and consist primarily of purchased technology, customer related intangibles, trademarks and service marks, and technology licenses. Intangible assets are recorded at their fair values as determined through purchase accounting and are amortized ratably to match their cash flow streams over their estimated useful lives, which range from 1 to 20 years. The Corporation reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in cir-cumstances indicate that the carrying amount might not be recoverable. Any impairment would be recorded in the reporting period in which it has been identified.

Recently Issued Accounting Standards

In May 2004, the FASB issued FASB Staff Position ("FSP") 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." This guidance supersedes FSP 106-1 issued in January 2004 and clarifies the accounting and disclosure requirements for employers with postretirement benefit plans that have been or will be affected by the passage of the Medicare Prescription Drug Improvement and Modernization Act of 2003 ("the Act"). The Act introduces two new features to Medicare that an employer needs to consider in measuring its obligation and net periodic postretirement benefit costs. The effective date for the new requirements is the first interim or annual period beginning after June 15, 2004. Additional information regarding the impact of the Act is presented in Note 14.

In November 2004, the FASB issued SFAS No. 151, ("Inventory Costs -- an amendment of ARB No. 43, Chapter 4"). This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage), requiring that these items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for annual reporting periods beginning after June 15, 2005. The Corporation does not anticipate that the adoption of this statement will have a material impact on the Corporation's results of operation or financial condition.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Accounting for Stock-Based Compensation." This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award -- the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met; those conditions are much the same as the related conditions in Statement 123. This Statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Corporation has not yet determined the impact of this pronouncement.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets and Amendment of APB Opinion No. 29." This statement eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21 (b) of APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. This Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for annual reporting periods beginning after June 15, 2005. The Corporation does not anticipate that the adoption of this statement will have a material impact on the Corporation's results of operation or financial condition.

In December 2004, the FASB issued FSP 109-1, "Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004." The FASB staff believes that the deduction should be accounted for as a special deduction in accordance with Statement 109. The staff also believes that the special deduction should be considered by an enterprise in measuring deferred taxes when graduated tax rates are a significant factor and when assessing whether an evaluation allowance is required. This FSP became effective upon issuance. The adoption of this FSP did not have a material impact on the Corporation's results of operation or financial position.

In December 2004, the FASB issued FSP 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." The American Jobs Creation Act of 2004 provides for a special one-time tax deduction of 85 percent of certain foreign earnings that are repatriated. FASB 109 left intact the provisions of APB Opinion No. 23 "Accounting for Income Taxes -- Special Areas," which provides an exception related to foreign earnings that will not be repatriated. Under this exception, income taxes were not required to be accrued. This FSP became effective upon issuance; however the FASB staff is allowing additional time to evaluate its effect. The Corporation does not anticipate that the adoption of this FSP will have a material impact on the Corporation's results of operation or financial condition. Additional information regarding this FSP is presented in Note 9.

Recent Development

On March 3, 2005, the Corporation acquired the outstanding shares of Indal Technologies, Inc ("Indal"). The purchase price of the acquisition, subject to customary adjustments as provided for in the Stock Purchase Agreement, was 78.0 million Canadian dollars (approximately $63 million). Management funded the purchase from the Corporation's revolving credit facility. Revenues of the purchased business were 49.4 million Canadian dollars (approximately $38.2 million) for the year ended December 31, 2004. Indal's operations are located in Toronto, Canada. Management intends to incorporate the operations of Indal into the Corporation's Motion Control segment.

                                                 Curtiss-Wright and Subsidiaries

QUANTITATIVE AND QUALITATIVE DISCLOSURES
ABOUT MARKET RISK

The Corporation is exposed to certain market risks from changes in interest rates and foreign currency exchange rates as a result of its global operating and financing activities. Although foreign currency translation had a favorable impact on sales and operating income in 2004, the Corporation seeks to minimize any material risks from foreign currency exchange rate fluctuations through its normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Corporation did not use such instruments for trading or other speculative purposes. The Corporation used interest rate swaps and forward foreign currency contracts to manage interest rate and currency rate exposures during the year ended December 31, 2004. Information regarding the Corporation's accounting policy on financial instruments is contained in Note 1-K to the Consolidated Financial Statements.

The Corporation's market risk for a change in interest rates relates primarily to the debt obligations. The Corporation shifted its interest rate exposure from 46% variable at December 31, 2003 to 65% variable at December 31, 2004. The variable rates on the revolving credit agreement and the interest rate swap agreements are based on market rates. The increase in variable interest rate exposure is due to the Corporation funding its 2004 acquisition activity through its revolving credit facility. A change in interest rates of 1% would have an impact on consolidated interest expense of approximately $2 million. Information regarding the Corporation's Senior Notes, Revolving Credit Agreement, and Interest Rates Swaps is contained in Note 10 to the Consolidated Financial Statements.

Financial instruments expose the Corporation to counter-party credit risk for non-performance and to market risk for changes in interest and foreign currency rates. The Corporation manages exposure to counter-party credit risk through specific minimum credit standards, diversification of counter-parties, and procedures to monitor concentrations of credit risk. The Corporation monitors the impact of market risk on the fair value and cash flows of its investments by investing primarily in investment grade interest bearing securities, which have short-term maturities. The Corporation attempts to minimize possible changes in interest and currency rates to amounts that are not material to the Corporation's consolidated results of operations and cash flows.

The acquisitions of Dy 4 and Primagraphics have increased the Corporation's exposure to foreign currency exchange rate fluctuations related primarily to the Canadian dollar. The Corporation currently has a hedging program in place to mitigate the Canadian dollar foreign currency risk. Although the majority of the Corporation's sales, expenses, and cash flows are transacted in U.S. dollars, the Corporation does have some market risk exposure to changes in foreign currency exchange rates, primarily as it relates to the value of the U.S. dollar versus the Canadian dollar, the British pound, the euro, and the Swiss franc. Any significant change in the value of the currencies of those countries in which the Corporation does business against the U.S. dollar could have an adverse effect on the Corporation's business, financial condition, and results of operations. Management seeks to minimize the risk from these foreign currency fluctuations principally through invoicing the Corporation's customers in the same currency as that of the manufacturer of the products. However, the Corporation's efforts to minimize these risks may not be successful. If foreign exchange rates were to collectively weaken or strengthen against the dollar by 10%, net earnings would have been reduced or increased, respectively, by approximately $3 million as it relates exclusively to foreign currency exchange rate exposures.

REPORT OF THE CORPORATION

The consolidated financial statements appearing on pages 38 through 41 of this Annual Report have been prepared by the Corporation in conformity with accounting principles generally accepted in the United States of America. The financial statements necessarily include some amounts that are based on the best estimates and judgments of the Corporation. Other financial information in the Annual Report is consistent with that in the financial statements.

The Corporation maintains accounting systems, procedures, and internal accounting controls designed to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with the appropriate corporate authorization and are properly recorded. The accounting systems and internal accounting controls are augmented by written policies and procedures; organizational structure providing for a division of responsibilities; selection and training of qualified personnel; and an internal audit program. The design, monitoring, and revision of internal accounting control systems involve, among other things, management's judgment with respect to the relative cost and expected benefits of specific control measures. Management of the Corporation has completed an assessment of the Corporation's internal controls over financial reporting and has included "Managements' Annual Report On Internal Control Over Financial Reporting" on page 35 of this Annual Report.

Deloitte & Touche LLP, independent auditors, performed an audit of the Corporation's financial statements that also included forming an opinion on management's assessment of internal controls over financial reporting as well as the effectiveness of such controls for the year ended December 31, 2004. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The objective of their audit is the expression of an opinion on the fairness of the presentation of the Corporation's financial statements in conformity with accounting principles generally accepted in the United States of America, in all material respects, on management's assessment of the effectiveness of internal controls over financial reporting, and on the effectiveness of internal controls over financial reporting as of December 31, 2004.

The Audit Committee of the Board of Directors, composed entirely of directors who are independent of the Corporation, appoints the independent auditors for ratification by stockholders and, among other things, considers the scope of the independent auditors' examination, the audit results and the adequacy of internal accounting controls of the Corporation. The independent auditors and the internal auditor have direct access to the Audit Committee, and they meet with the committee from time to time, with and without management present, to discuss accounting, auditing, non-audit consulting services, internal control, and financial reporting matters.

CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

On March 21, 2003, Curtiss-Wright Corporation replaced PricewaterhouseCoopers LLP ("PwC") as the Corporation's principal accountants. The decision to change principal accountants was approved by the Audit Committee of the Board of Directors.

In connection with the audits of the fiscal year ended December 31, 2002 and to the date of change, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to PwC's satisfaction, would have caused PwC to make reference to the subject matter of the disagreement in connection with its reports.

The audit report of PwC on the financial statements of the Corporation as of and for the year ended December 31, 2002 did not contain an adverse opinion or disclaimer of opinion, nor was the report qualified or modified as to audit scope or accounting principles.

During the most recent fiscal year and through date of change, there were no reportable events (as defined in Regulation S-K Item 304 (a)(1)(v)).

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

                                                 Curtiss-Wright and Subsidiaries

MANAGEMENT'S ANNUAL REPORT ON INTERNAL
CONTROL OVER FINANCIAL REPORTING

The Corporation's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15
(f) and 15d-15 (f) under the U.S. Securities Exchange Act of 1934, amended.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of the future effectiveness of controls currently deemed effective are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the policies or procedures.

As discussed in Note 2 to the consolidated financial statements, the Corporation acquired Synergy Microsystems, Inc., Primagraphics Holdings Limited, Groth Equipment Corporation of Louisiana, Nova Machine Products Corporation, Trentec, Inc., the Everlube Products and Evesham divisions of Morgan Advanced Ceramics, Inc., and the Government Marine Business Unit of Flowserve Corporation during the year ended December 31, 2004. These acquisitions with combined assets and current year revenues at December 31, 2004 represent 13.6 and 5.2 percent, respectively, of the Corporation's consolidated amounts, and have been excluded from management's assessment of internal control over financial reporting.

The Corporation's management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2004. In making this assessment, the Corporation's management used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework.

Based on management's assessment, excluding the acquired companies referred to in the third paragraph, management believes that, as of December 31, 2004, the Corporation's internal control over financial reporting is effective based on the established criteria.

The Corporation's assessment of the effectiveness of internal controls over financial reporting as of December 31, 2004 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and their report thereon is included on page 36 of this Annual Report.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Curtiss-Wright Corporation, Roseland, New Jersey

We have audited management's assessment, included in the accompanying Management's Annual Report On Internal Control Over Financial Reporting, that Curtiss-Wright Corporation and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Annual Report On Internal Control Over Financial Reporting, management excluded from their assessment the internal control over financial reporting at Synergy Microsystems, Inc., Primagraphics Holdings Limited, Groth Equipment Corporation of Louisiana, Nova Machine Products Corporation, Trentec, Inc., the Everlube Products and Evesham divisions of Morgan Advanced Ceramics, Inc., and the Government Marine Business Unit of Flowserve Corporation (collectively the "Acquired Subsidiaries"), which were acquired during the year ended December 31, 2004 and whose financial statements reflect total assets and revenues constituting 13.6 and 5.2 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2004. Accordingly, our audit did not include the internal control over financial reporting at the Acquired Subsidiaries. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Company and our report dated March 15, 2005 expressed an unqualified opinion on those financial statements.


Deloitte & Touche LLP
Parsippany, New Jersey
March 15, 2005

                                                 Curtiss-Wright and Subsidiaries

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Curtiss-Wright Corporation, Roseland, New Jersey

We have audited the accompanying consolidated balance sheets of Curtiss-Wright Corporation and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of earnings, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company for the year ended December 31, 2002 were audited by other auditors whose report, dated March 12, 2003, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated 2004 and 2003 financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.


/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Parsippany, New Jersey
March 15, 2005

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Curtiss-Wright Corporation

In our opinion, the consolidated statements of earnings, stockholders' equity and of cash flows for the year ended December 31, 2002, present fairly, in all material respects, the results of operations and cash flows of Curtiss-Wright Corporation and its subsidiaries for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Florham Park, New Jersey
March 12, 2003

CONSOLIDATED STATEMENTS OF EARNINGS

For the years ended December 31, (In thousands, except per share data)          2004          2003          2002
================================================================================================================
Net sales                                                                  $ 955,039     $ 746,071     $ 513,278
Cost of sales                                                                624,536       505,153       337,192
----------------------------------------------------------------------------------------------------------------
Gross profit                                                                 330,503       240,918       176,086
Research and development costs                                               (33,825)      (22,111)      (11,624)
Selling expenses                                                             (61,648)      (38,816)      (29,553)
General and administrative expenses                                         (118,526)      (90,849)      (71,843)
Pension (expense) income, net                                                   (500)        1,611         7,208
Environmental remediation and administrative expenses                         (5,285)       (1,423)       (1,237)
----------------------------------------------------------------------------------------------------------------
Operating income                                                             110,719        89,330        69,037
Interest expense                                                             (12,031)       (5,663)       (1,810)
Other income, net                                                                 65           389         4,508
----------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                                  98,753        84,056        71,735
Provision for income taxes                                                   (33,687)      (31,788)      (26,599)
----------------------------------------------------------------------------------------------------------------
   Net earnings                                                            $  65,066     $  52,268     $  45,136
================================================================================================================
NET EARNINGS PER SHARE:
   Basic earnings per share                                                $    3.07     $    2.53     $    2.21
================================================================================================================
   Diluted earnings per share                                              $    3.02     $    2.50     $    2.16
================================================================================================================

See notes to consolidated financial statements.

                                                 Curtiss-Wright and Subsidiaries

CONSOLIDATED BALANCE SHEETS

At December 31, (In thousands)                                                                          2004            2003
============================================================================================================================
ASSETS:
Current assets:
   Cash and cash equivalents                                                                     $    41,038     $    98,672
   Receivables, net                                                                                  214,084         143,362
   Inventories, net                                                                                  115,979          97,880
   Deferred tax assets, net                                                                           25,693          23,630
   Other current assets                                                                               12,460          10,979
----------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                           409,254         374,523
----------------------------------------------------------------------------------------------------------------------------
Property, plant, and equipment, net                                                                  265,243         238,139
Prepaid pension costs                                                                                 77,802          77,877
Goodwill                                                                                             364,313         220,058
Other intangible assets, net                                                                         140,369          48,268
Other assets                                                                                          21,459          14,800
----------------------------------------------------------------------------------------------------------------------------
      Total assets                                                                               $ 1,278,440     $   973,665
============================================================================================================================
LIABILITIES:
Current liabilities:
   Short-term debt                                                                               $     1,630     $       997
   Accounts payable                                                                                   65,364          43,776
   Accrued expenses                                                                                   63,413          44,938
   Income taxes payable                                                                               13,895           6,748
   Other current liabilities                                                                          52,793          39,424
----------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                                      197,095         135,883
----------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                       340,860         224,151
Deferred tax liabilities, net                                                                         40,043          21,798
Accrued pension and other postretirement benefit costs                                                80,612          75,633
Long-term portion of environmental reserves                                                           23,356          21,083
Other liabilities                                                                                     20,860          16,236
----------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                              702,826         494,784
----------------------------------------------------------------------------------------------------------------------------
CONTINGENCIES AND COMMITMENTS (Notes 10, 13, 15 & 17)
STOCKHOLDERS' EQUITY:
Preferred stock, $1 par value, 650,000 shares authorized, none issued                                     --              --
Common stock, $1 par value, 33,750,000 shares authorized at December 31, 2004 and 2003, 16,646,359 and 16,611,464 shares issued at December 31, 2004 and
   2003, respectively; outstanding shares were 12,673,912 at December 31, 2004
   and 12,021,610 at December 31, 2003                                                                16,646          16,611
Class B common stock, $1 par value, 11,250,000 shares authorized and 8,764,800 shares issued at December 31, 2004 and 2003; outstanding shares were 8,764,246
   at December 31, 2004 and December 31, 2003                                                          8,765           8,765
Additional paid-in capital                                                                            55,885          52,998
Retained earnings                                                                                    601,070         543,670
Unearned portion of restricted stock                                                                     (34)            (55)
Accumulated other comprehensive income                                                                36,797          22,634
----------------------------------------------------------------------------------------------------------------------------
                                                                                                     719,129         644,623
Less: Common treasury stock, at cost (3,973,001 shares at December 31, 2004 and 4,590,408 shares
   at December 31, 2003)                                                                            (143,515)       (165,742)
----------------------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                                                     575,614         478,881
----------------------------------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity                                                 $ 1,278,440     $   973,665
============================================================================================================================

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, (In thousands)                                     2004          2003          2002
====================================================================================================================
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings                                                                   $  65,066     $  52,268     $  45,136
--------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net earnings to net cash provided by operating activities:
   Depreciation and amortization                                                  40,742        31,327        18,693
   Non-cash pension expense (income)                                                 500        (1,611)       (7,208)
   Net loss (gain) on sales and disposals of real estate and equipment             1,134           359          (681)
   Deferred income taxes                                                          (3,500)        6,035         4,011
   Changes in operating assets and liabilities, net of businesses acquired:
      Proceeds from sales of short-term investments                                   --            --        77,050
      Purchases of short-term investments                                             --            --       (35,600)
      (Increase) decrease in receivables                                         (39,875)       (5,958)           31
      Decrease in inventories                                                      7,578         1,893           197
      (Decrease) increase in progress payments                                    (4,338)        1,967         3,464
      Increase (decrease) in accounts payable and accrued expenses                19,785         9,343           (61)
      Increase (decrease) in deferred revenue                                      4,849       (10,070)       (2,820)
      Increase (decrease) in income taxes payable                                  8,403         3,240       (11,101)
      Pension contributions                                                           --        (5,729)           --
      Increase in other current and long-term assets                              (1,830)         (963)       (3,254)
      Increase in other current and long-term liabilities                          6,833           995         2,156
      Other, net                                                                      --           428          (228)
--------------------------------------------------------------------------------------------------------------------
      Total adjustments                                                           40,281        31,256        44,649
--------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                               105,347        83,524        89,785
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales and disposals of real estate and equipment                     1,192         1,132         2,447
Acquisition of intangible assets                                                  (2,100)       (1,575)           --
Additions to property, plant, and equipment                                      (32,452)      (33,329)      (34,954)
Acquisition of new businesses, net of cash acquired                             (247,402)      (69,793)     (164,661)
--------------------------------------------------------------------------------------------------------------------
         Net cash used for investing activities                                 (280,762)     (103,565)     (197,168)
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings of debt                                                               624,106       384,712       220,400
Principal payments on debt                                                      (508,025)     (314,204)      (92,795)
Proceeds from exercise of stock options                                            7,458         3,868         6,226
Dividends paid                                                                    (7,666)       (6,520)       (6,141)
--------------------------------------------------------------------------------------------------------------------
         Net cash provided by financing activities                               115,873        67,856       127,690
--------------------------------------------------------------------------------------------------------------------
Effect of foreign currency                                                         1,908         3,140         1,915
--------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                             (57,634)       50,955        22,222
Cash and cash equivalents at beginning of year                                    98,672        47,717        25,495
--------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                       $  41,038     $  98,672     $  47,717
--------------------------------------------------------------------------------------------------------------------
Supplemental disclosure of non-cash investing activities:
   Fair value of assets acquired from current year acquisitions                $ 303,041     $  78,231     $ 317,003
   Additional consideration on prior year acquisitions                             3,027         3,147           928
   Fair value of Common Stock issued as consideration for acquisitions           (14,000)           --            --
   Liabilities assumed from current year acquisitions                            (42,331)      (10,750)     (152,104)
   Cash acquired                                                                  (2,335)         (835)       (1,166)
--------------------------------------------------------------------------------------------------------------------
   Acquisition of new businesses, net of cash acquired                         $ 247,402     $  69,793     $ 164,661
====================================================================================================================

See notes to consolidated financial statements.

                                                 Curtiss-Wright and Subsidiaries

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                              Unearned
                                                                            Portion of   Accumulated
                                            Class B  Additional             Restricted         Other
                                   Common    Common     Paid in   Retained       Stock Comprehensive  Comprehensive  Treasury
(In thousands)                      Stock     Stock     Capital   Earnings      Awards  Income (Loss)         Income     Stock
==============================================================================================================================
JANUARY 1, 2002                  $ 10,618  $  4,382    $ 52,532   $ 469,303   $    (78)     $  (6,831)               $(179,972)
------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net earnings                        --        --          --      45,136         --             --        $45,136        --
   Translation adjustments, net        --        --          --          --         --         13,313         13,313        --
==============================================================================================================================
   Total comprehensive income                                                                                $58,449
==============================================================================================================================
Dividends paid                         --        --          --      (6,141)        --             --                       --
Stock options exercised, net           --        --        (332)         --         --             --                    9,280
Other                                  --        --          --          --         18             --                       --
------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2002                  10,618     4,382      52,200     508,298        (60)         6,482                 (170,692)
------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net earnings                        --        --          --      52,268         --             --      $  52,268        --
   Translation adjustments, net        --        --          --          --         --         16,152         16,152        --
==============================================================================================================================
   Total comprehensive income                                                                              $  68,420
==============================================================================================================================
Dividends paid                         --        --          --      (6,520)        --             --                       --
Stock options exercised, net           --        --         741          --         --             --                    4,812
Other                                  --        --          57          --          5             --                      138
Two-for-one common stock split
   effected in the form of a 100%
   stock dividend                   5,993     4,383          --     (10,376)        --             --                       --
------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2003                  16,611     8,765      52,998     543,670        (55)        22,634                 (165,742)
------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net earnings                        --        --          --      65,066         --             --      $  65,066        --
   Translation adjustments, net        --        --          --          --         --         14,163         14,163        --
==============================================================================================================================
   Total comprehensive income                                                                              $  79,229
==============================================================================================================================
Dividends paid                         --        --          --      (7,666)        --             --                       --
Stock options exercised, net           --        --      (1,748)         --         --             --                   11,345
Stock issued under employee
   stock purchase plan, net            35        --       1,358          --         --             --                       --
Equity issued in connection
   with acquisitions                   --        --       3,259          --         --             --                   10,741
Other                                  --        --          18          --         21             --                      141
------------------------------------------------------------------------------------------------------------------------------
DECEMBER 31, 2004                $ 16,646   $ 8,765    $ 55,885   $ 601,070   $    (34)     $  36,797                $(143,515)
==============================================================================================================================

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Curtiss-Wright Corporation and its subsidiaries (the "Corporation") is a diversified multinational manufacturing and service company that designs, manufactures, and overhauls precision components and systems and provides highly engineered products and services to the aerospace, defense, automotive, shipbuilding, processing, oil, petrochemical, agricultural equipment, railroad, power generation, security, and metalworking industries. Operations are conducted through 33 manufacturing facilities, 56 metal treatment service facilities, and 2 aerospace component overhaul and repair locations.

A. Principles of Consolidation

The consolidated financial statements include the accounts of Curtiss-Wright and its majority-owned subsidiaries. All material intercompany transactions and accounts have been eliminated. Certain prior year information has been reclassified to conform to current presentation.

B. Use of Estimates

The financial statements of the Corporation have been prepared in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and judgments that affect the reported amount of assets, liabilities, revenue, and expenses and disclosure of contingent assets and liabilities in the accompanying financial statements. The most significant of these estimates include the estimate of costs to complete long-term contracts under the percentage-of-completion accounting methods, the estimate of useful lives for property, plant, and equipment, cash flow estimates used for testing the recoverability of assets, pension plan and postretirement obligation assumptions, estimates for inventory obsolescence, estimates for the valuation and useful lives of intangible assets, warranty reserves, and the estimate of future environmental costs. Actual results may differ from these estimates.

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

The Corporation records sales and related profits on production and service type contracts as units are shipped and title and risk of loss have transferred or as services are rendered, net of estimated returns and allowances. Sales and estimated profits under certain long-term contracts are recognized under the percentage-of-completion methods of accounting, whereby profits are recorded pro rata, based upon current estimates of direct and indirect costs to complete such contracts. In addition, the Corporation also records sales under certain long-term government fixed price contracts upon achievement of performance milestones as specified in the related contracts. Losses on contracts are provided for in the period in which the losses become determinable. Revisions in profit estimates are reflected on a cumulative basis in the period in which the basis for such revision becomes known. Deferred revenue represents the excess of the billings over cost and estimated earnings on long-term contracts.

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

F. Progress Payments

Certain long-term contracts provide for the interim billings as costs are incurred on the respective contracts. Pursuant to contract provisions, agencies of the U.S. government and other customers are granted title or a secured interest in the unbilled costs included in unbilled receivables and materials and work-in-process included in inventory to the extent of progress payments. Accordingly, these progress payments received have been reported as a reduction of unbilled receivables and inventories, as presented in Notes 3 and 4.

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

Average useful lives for property, plant and equipment are as follows:

Buildings and improvements                                         5 to 40 years
Machinery, equipment, and other                                    3 to 15 years

H. Intangible Assets

Intangible assets are generally the result of acquisitions and consist primarily of purchased technology, customer related intangibles, trademarks and service marks, and technology licenses. The Corporation amortizes such assets ratably, to match their cash flow streams, over their estimated useful lives. Useful lives range from 1 to 20 years. See Note 7 for further information on other intangible assets.

I. Impairment of Long-Lived Assets

The Corporation reviews the recoverability of all long-term assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. If required, the Corporation compares the estimated undiscounted future net cash flows to the related asset's carrying value to determine whether there has been an impairment. If an asset is considered impaired, the asset is written down to fair value, which is based either on discounted cash flows or appraised values in the period the impairment becomes known. There were no such write-downs in 2004, 2003, or 2002.

                                                 Curtiss-Wright and Subsidiaries

J. Goodwill

Goodwill results from business acquisitions. The Corporation accounts for business acquisitions by allocating the purchase price to tangible and intangible assets and liabilities. Assets acquired and liabilities assumed are recorded at their fair values, and the excess of the purchase price over the amounts allocated is recorded as goodwill. The recoverability of goodwill is subject to an annual impairment test, or whenever an event occurs or circumstances change that would more likely than not result in an impairment. The impairment test is based on the estimated fair value of the underlying businesses. See Note 6 for further information on goodwill.

K. Fair Value of Financial Instruments

SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," requires certain disclosures regarding the fair value of financial instruments. Due to the short maturities of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, the net book value of these financial instruments are deemed to approximate fair value.

The estimated fair values of the Corporation's debt instruments at December 31, 2004 aggregated $345.7 million compared to a carrying value of $342.5 million. The carrying amount of the variable interest rate debt approximates fair value because the interest rates are reset periodically to reflect current market conditions. Fair values for the Corporation's fixed rate debt were estimated by management, utilizing valuations provided by third parties in accordance with their proprietary models.

The carrying amount of the interest rate swaps reflects their fair value as determined by management, utilizing third parties in accordance with their proprietary models.

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

M. Environmental Costs

The Corporation establishes a reserve for a potential environmental remediation liability on a site by site basis when it concludes that a determination of legal liability is probable, and the amount of the liability can be reasonably estimated based on current law and existing technologies. Such amounts, if quantifiable, reflect the Corporation's estimate of the amount of that liability. If only a range of potential liability can be estimated and no amount within the range is more probable than another, a reserve will be established at the low end of that range. At sites involving multiple parties, the Corporation accrues environmental liabilities based upon its expected share of the liability, taking into account the financial viability of other jointly liable partners. Such reserves, which are reviewed quarterly, are adjusted as assessment and remediation efforts progress or as additional information become available. Approximately 80% of the Corporation's environmental reserves as of December 31, 2004 represent the current value of anticipated remediation costs and are not discounted primarily due to the uncertainty of timing of expenditures. The remaining environmental reserves are discounted to reflect the time value of money since the amount and timing of cash payments for the liability are reliably determinable. All environmental reserves exclude any potential recovery from insurance carriers or third-party legal actions.

N. Accounting for Stock-Based Compensation

In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation", the Corporation elected to account for its stock-based compensation using the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". As such, the Corporation does not recognize compensation expense on non-qualified stock options granted to employees under the Corporation's 1995 Long-Term Incentive Plan ("LTI Plan"), when the exercise price of the options is equal to the market price of the underlying stock on the date of the grant, or on non-qualified stock options granted under the Corporation's Employee Stock Purchase Plan ("ESPP").

Pro forma information regarding net earnings and earnings per share is required by SFAS No. 123 and has been determined as if the Corporation had accounted for its employee stock option grants under the fair value method prescribed by that Statement. Information with regard to the number of options granted, market price of the grants, vesting requirements, and the maximum term of the options granted appears by plan type in Note 12. The fair value of the LTI Plan options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                                2004          2003          2002
--------------------------------------------------------------------------------
Risk-free interest rate                        3.89%         3.68%         3.61%
Expected volatility                           31.37%        31.68%        31.33%
Expected dividend yield                        0.64%         0.94%         0.92%
Weighted-average option life                 7 years       7 years       7 years
Weighted-average grant-date
   fair value of options                     $21.43        $13.97        $11.81
================================================================================

The fair value of the ESPP options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                                                            2004
--------------------------------------------------------------------------------
Risk-free interest rate                                                    1.33%
Expected volatility                                                       23.99%
Expected dividend yield                                                    0.35%
Weighted-average option life                                           0.5 years
Weighted-average grant-date fair value of options                        $11.21
================================================================================

The Corporation's pro forma information for the years ended December 31, 2004, 2003, and 2002 is as follows:

(In thousands, except per share data)      2004            2003            2002
-------------------------------------------------------------------------------
NET EARNINGS:
   AS REPORTED                       $   65,066      $   52,268      $   45,136
Deduct:
   Total stock-based
   employee compensation
   expense determined
   under fair value based
   method for all awards,
   net of related tax effects            (1,862)         (1,261)         (1,524)
Pro forma                            $   63,204      $   51,007      $   43,612
NET EARNINGS
   PER SHARE:
As reported:
   Basic                             $     3.07      $     2.53      $     2.21
   Diluted                           $     3.02      $     2.50      $     2.16
Pro forma:
   Basic                             $     2.98      $     2.47      $     2.14
   Diluted                           $     2.93      $     2.44      $     2.09
===============================================================================

The Corporation receives tax deductions related to the exercise of non-qualified LTI Plan options and disqualifying dispositions of stock granted under the ESPP, the offset of which is recorded in equity. The tax benefit of these deductions totaled $3.5 million, $1.7 million, and $2.7 million in 2004, 2003, and 2002, respectively.

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

In February 2001, the Corporation increased the authorized number of shares for repurchase under its existing stock repurchase program by 600,000 shares. This increase was an addition to the previous authorization of 300,000 shares. Purchases were authorized to be made from time to time in the open market or privately negotiated transactions, depending on market and other conditions, whenever management believes that the market price of the stock does not adequately reflect the true value of the Corporation and, therefore, represented an attractive investment opportunity. The shares are held at cost and reissuance is recorded at the weighted average cost. Through December 31, 2004, the Corporation had repurchased 210,930 shares under this program. There was no stock repurchased during 2004, 2003, and 2002.

P. Earnings Per Share

The Corporation is required to report both basic earnings per share ("EPS"), based on the weighted average number of Common and Class B shares outstanding, and diluted earnings per share, based on the basic EPS adjusted for all potentially dilutive shares issuable. The calculation of EPS is disclosed in
Note 11.

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

S. Derivatives

The Corporation uses interest rate swaps and forward foreign currency contracts to manage its exposure to fluctuations in interest rates on a portion of its fixed rate debt instruments and foreign currency rates at its foreign subsidiaries. The foreign currency contracts are marked to market with changes in the fair value reported in income in the period of change. The interest rate swap agreements are accounted for as fair value hedges. The interest rate swaps have been recorded at fair value on the balance sheet within other non-current assets with changes in fair value recorded currently in earnings. Additionally, the carrying amount of the associated debt is adjusted through earnings for changes in fair value due to change in interest rates. Ineffectiveness is recognized to the extent that these two adjustments do not offset. The interest rate swap agreements were assumed to be perfectly effective under the "short cut method" of SFAS 133. The differential to be paid or received based on changes in interest rates is recorded as an adjustment to interest expense in the statement of earnings. Additional information on these swap agreements is presented in
Note 10.

                                                 Curtiss-Wright and Subsidiaries

T. Recently Issued Accounting Standards

In May 2004, the FASB issued FASB Staff Position ("FSP") 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." This guidance supersedes FSP 106-1 issued in January 2004 and clarifies the accounting and disclosure requirements for employers with postretirement benefit plans that have been or will be affected by the passage of the Medicare Prescription Drug Improvement and Modernization Act of 2003 ("the Act"). The Act introduces two new features to Medicare that an employer needs to consider in measuring its obligation and net periodic postretirement benefit costs. The effective date for the new requirements is the first interim or annual period beginning after June 15, 2004. Additional information regarding the impact of the Act is presented in Note 14.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs -- an Amendment of ARB No. 43, Chapter 4". This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage), requiring that these items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement is effective for annual reporting periods beginning after June 15, 2005. The Corporation does not anticipate that the adoption of this statement will have a material impact on the Corporation's results of operation or financial condition.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Accounting for Stock-Based Compensation." This Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award -- the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met; those conditions are much the same as the related conditions in Statement 123. This Statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The Corporation has not yet determined the impact of this pronouncement.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets and Amendment of APB Opinion No. 29." This statement eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21 (b) of APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. This Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for annual reporting periods beginning after June 15, 2005. The Corporation does not anticipate that the adoption of this statement will have a material impact on the Corporation's results of operation or financial condition.

In December 2004, the FASB issued FSP 109-1, "Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004." The FASB staff believes that the deduction should be accounted for as a special deduction in accordance with Statement 109. The staff also believes that the special deduction should be considered by an enterprise in measuring deferred taxes when graduated tax rates are a significant factor, and when assessing whether an evaluation allowance is required. This FSP became effective upon issuance. The adoption of this FSP did not have a material impact on the Corporations' results of operation or financial position.

In December 2004, the FASB issued FSP 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." The American Jobs Creation Act of 2004 provides for a special one-time tax deduction of 85 percent of certain foreign earnings that are repatriated. FASB 109 left intact the provisions of APB Opinion No. 23 "Accounting for Income Taxes -- Special Areas," which provides an exception related to foreign earnings that will not be repatriated. Under this exception, income taxes were not required to be accrued. This FSP became effective upon issuance; however the FASB staff is allowing additional time to evaluate its effect. The Corporation does not anticipate that the adoption of this FSP will have a material impact on the Corporation's results of operation or financial condition. Additional information regarding this FSP is presented in Note 9.

2. Acquisitions

The Corporation acquired eleven businesses in 2004, nine of which are described in more detail below, seven businesses in 2003, and six businesses in 2002 as described below. The remaining two businesses acquired in 2004 had an aggregate purchase price of $1.1 million and are not considered material. All acquisitions have been accounted for as purchases with the excess of the purchase price over the estimated fair value of the net tangible and intangible assets acquired recorded as goodwill. The Corporation makes preliminary estimates of the purchase price allocations, including the value of identifiable intangibles with a finite life and records amortization based upon the estimated useful life of those intangible assets identified. The Corporation will adjust these estimates based upon analysis of third party appraisals, when deemed appropriate, and the determination of fair value when finalized, within twelve months from acquisition.

The following unaudited pro forma financial information shows the results of operations for the years ended December 31, 2004 and 2003, as though the 2003 and 2004 acquisitions had occurred on January 1, 2003. The unaudited pro forma presentation reflects adjustments for (i) the amortization of acquired intangible assets, (ii) depreciation of fixed assets at their acquired fair values, (iii) additional interest expense on acquisition-related borrowings,
(iv) the issuance of stock as consideration, and (v) the income tax effect on the pro forma adjustments, using local statutory rates. The pro forma adjustments related to certain acquisitions are based on preliminary purchase price allocations. Differences between the preliminary and final purchase price allocations could have a significant impact on the unaudited pro forma financial information presented. The unaudited pro forma financial information below is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved had the acquisition been completed as of the date indicated above or the results that may be obtained in the future.

Unaudited (In thousands)                                 2004               2003
--------------------------------------------------------------------------------
Revenue                                            $1,021,634         $  956,454
Net earnings                                       $   66,046         $   60,091
Diluted earnings per share                         $     3.05         $     2.84
================================================================================

The results of each acquired business have been included in the consolidated financial results of the Corporation from the date of acquisition in the segment indicated as follows:

FLOW CONTROL

GOVERNMENT MARINE BUSINESS UNIT

On November 10, 2004, the Corporation acquired certain assets of the Government Marine Business Unit ("GMBU") division of Flowserve Corporation. The effective date of the acquisition was November 1, 2004. The purchase price, subject to customary adjustments provided for in the Asset Purchase Agreement, was $28.1 million in cash and the assumption of certain liabilities. The purchase price was funded from credit available under the Corporation's revolving credit facilities. The excess of the purchase price over the fair value of the net assets acquired is $7.0 million at December 31, 2004. Revenues of the purchased business were $26.4 million for the year ended December 31, 2003.

GMBU is a leading designer and manufacturer of highly engineered, critical function pumps for the U.S. Navy nuclear submarine and aircraft carrier programs and non-nuclear surface ships. GMBU is the sole source supplier of main and auxiliary seawater, fresh water, and cooling pumps, coolant purification pumps, injection, chilled water and other critical pumps. Approximately 85% of this business supports nuclear programs and 15% supports non-nuclear naval surface programs. GMBU has a strong and growing aftermarket business for repairs, refurbishments, and parts, which constitutes approximately 45% of total sales. GMBU's operations are located in Phillipsburg, New Jersey.

GROQUIP

On July 12, 2004, the Corporation acquired the outstanding stock of Groth Equipment Corporation of Louisiana ("Groquip"). The purchase price, subject to customary adjustments provided for in the Stock Purchase Agreement, was $4.5 million payable in approximately 18,000 shares of the Corporation's restricted Common Stock valued at $1.0 million and cash of $3.5 million, and the assumption of certain liabilities. The cash portion of the purchase price was funded from credit available under the Corporation's revolving credit facilities. The Corporation is holding $0.3 million as security for potential indemnification claims. Any amount of holdback remaining after claims for indemnification have been settled will be paid to the seller within 12 months of the acquisition date. The purchase price approximated the fair value of the net assets acquired as of December 31, 2004.

Groquip is a market leader in the hydrocarbon and chemical processing industries. Groquip provides products and services for various pressure-related processes that ensure safe operation and regulatory compliance. Groquip is a manufacturer's sales representative for rupture discs, conservation vents, fire and gas detectors, and pressure relief valves. They also provide field and in-shop service and repairs for pressure relief valves and a variety of specialty valves. Groquip is headquartered in Geismar, Louisiana and has a sales and service center located in Sulphur, Louisiana. Revenues of the acquired business were $10.1 million for the twelve months ended June 30, 2004.

NOVA

On May 24, 2004, the Corporation acquired certain assets of NOVA Machine Products Corporation ("NOVA"). The purchase price was $20.0 million in cash and the assumption of certain liabilities. The purchase price was funded from credit available under the Corporation's revolving credit facilities. As of December 31, 2004, the Corporation has $0.6 million included in other current liabilities as a result of the settlement of customary adjustments provided in the Asset Purchase Agreement. There are provisions in the agreement for additional payments upon the achievement of certain financial performance criteria through 2009 up to a maximum additional payment of $9.2 million. Through December 31, 2004, the Corporation has made no payments of additional consideration under these provisions. The excess of the purchase price over the fair value of the net assets acquired is $4.5 million at December 31, 2004.

NOVA is one of the largest suppliers of safety-related fasteners to the U.S. nuclear power industry and the Department of Energy, and also provides a wide range of manufactured and distributed products and related services. NOVA is headquartered in Middleburg Heights, OH, with distribution centers in Glendale Heights, IL, and Decatur, AL, and five sales offices throughout the U.S. Revenues of the acquired business were $17.1 million for the year ended December 31, 2003.

TRENTEC

On May 24, 2004, the Corporation acquired certain assets of Trentec, Inc. ("Trentec"). The purchase price, subject to customary adjustments provided for in the Asset Purchase Agreement, was $13.8 million, payable in approximately 280,000 shares of the Corporation's restricted Common Stock valued at $13.0 million, cash of $0.8 million, and the assumption of certain liabilities. The cash portion of the purchase price is being held by the Corporation as security for potential indemnification claims. Any amount of holdback remaining after claims for indemnification have been settled will be paid to the seller within 18 months of the acquisition date. The excess of the purchase price over the fair value of the net assets acquired is $5.3 million at December 31, 2004.

Trentec's services include specialty equipment fabrication, diamond wiresaw cutting, nuclear power plant equipment qualification, and third-party dedication and supply of nuclear components. Trentec's operations are located in Cincinnati, Ohio. Revenues of the acquired business were $13.5 million for the year ended December 31, 2003.

TAPCO INTERNATIONAL

On December 3, 2002, the Corporation acquired the assets of TAPCO International, Inc., ("TAPCO") for $12.0 million in cash and the assumption of certain liabilities and was funded from the Corporation's revolving credit facilities. The excess of the purchase price over the fair value

                                                 Curtiss-Wright and Subsidiaries

of the net assets acquired as of December 31, 2004 is $6.4 million, including foreign currency translation adjustment gains of $0.2 million.

TAPCO designs, engineers, and manufactures high-performance metal seated industrial gate valves, butterfly valves, flapper valves, actuators, and internal components used in high-temperature, highly abrasive, and highly corrosive environments in the petrochemical refining industry. Operations are located in Houston, Texas with a minor operation in the UK to serve the European market.

ELECTRO-MECHANICAL DIVISION

On October 28, 2002, the Corporation acquired the net assets of the Electro Mechanical Division ("EMD") of Westinghouse Government Services Company LLC, a wholly-owned subsidiary of Washington Group International. The purchase price of the acquisition was $84.9 million in cash and the assumption of certain liabilities and was funded from the Corporation's revolving credit facilities. The purchase price has been allocated to the net tangible and intangible assets acquired, with the remainder recorded as goodwill, on the basis of fair values, as follows:

(In thousands)
-------------------------------------------------------------------------------
Net working capital                                                    $    455
Property, plant, and equipment                                           70,474
Deferred tax assets                                                      36,097
Other noncurrent assets                                                   6,511
Postretirement benefit obligation                                       (36,344)
Pension benefit obligation                                              (38,626)
Other noncurrent liabilities                                            (13,881)
Intangible assets                                                         6,970
-------------------------------------------------------------------------------
Net tangible and intangible assets                                     $ 31,656
Purchase price                                                           84,915
-------------------------------------------------------------------------------
Goodwill                                                               $ 53,259
===============================================================================

The purchase price includes $5.1 million, which will be paid in early 2005 and has been recorded on the Corporation's balance sheet in other current liabilities as of December 31, 2004. The additional payment represents the final settlement of the working capital adjustment included in the Asset Purchase Agreement.

EMD is a designer and manufacturer of highly engineered critical function electro-mechanical solutions for the U.S. Navy, commercial nuclear power utilities, petrochemical, and hazardous waste industries. The addition of EMD further strengthens the Corporation's relationship with and broadens the product base that we currently provide to the U.S. Navy. The EMD product offerings complement the Corporation's product lines of control valves and electronic instrumentation and control technology. Operations are located in Cheswick, Pennsylvania.

MOTION CONTROL

SYNERGY

On August 31, 2004, the Corporation acquired the outstanding stock of Synergy Microsystems, Inc ("Synergy"). The purchase price was $49.3 million in cash and was funded from credit available under the Corporation's revolving credit facilities. Under the terms of the agreement, the Corporation deposited $2.5 million into escrow as security for potential indemnification claims against the seller. Any escrow remaining after claims for indemnification have been settled will be paid to the seller 18 months from the acquisition date by the escrow agent. The excess of the purchase price over the fair value of the net assets acquired is $31.8 million at December 31, 2004.

Synergy specializes in the design, manufacture and integration of single- and multi-processor, single-board computers for VME and CompactPCI systems to meet the needs of demanding real-time applications in military, aerospace, industrial and commercial markets. Synergy is headquartered in San Diego, CA and has a facility in Tucson, AZ. Revenues of the acquired business were $17.5 million for the year ended December 31, 2003.

PRIMAGRAPHICS

On May 28, 2004, the Corporation acquired the outstanding stock of Primagraphics Holdings Limited ("Primagraphics"). The purchase price, subject to customary adjustments provided for in the Stock Purchase Agreement, was (pound)12.5 million ($22.4 million) in cash. The purchase price was funded from credit available under the Corporation's revolving credit facilities. The estimated excess of the purchase price over the fair value of the net assets acquired is $15.2 million at December 31, 2004, including foreign currency translation adjustment gains of $1.0 million. The fair value of the net assets acquired was based on current estimates. The Corporation may adjust these estimates based upon analysis of third party appraisals and the final determination of fair value.

Primagraphics is a market leader in the development of radar processing and graphic display systems used throughout the world for military and commercial applications, such as ship and airborne command and control consoles, vessel tracking, air traffic control and air defense systems. Primagraphics' products include graphics and imaging technologies, video and sensor processing hardware, and software that can be readily engineered to provide vital components for a wide variety of systems. Primagraphics is headquartered near Cambridge in the United Kingdom, with an additional facility in Charlottesville, VA, and a worldwide network of dealers and distributors. Revenues of the acquired business were (pound) 6.8 million ($10.9 million) for the fiscal year ended
June 30, 2003.

Dy 4

On January 31, 2004, the Corporation acquired the outstanding stock of Dy 4 Systems, Inc. and Dy 4 (U.S.) Inc. (collectively "Dy 4"). The purchase price was $110.4 million in cash and the assumption of certain liabilities. Management funded the purchase price with cash on hand and from the Corporation's revolving credit facilities. The purchase price has been allocated to the net tangible and intangible assets acquired, with the remainder recorded as goodwill, on the basis of fair values as of December 31, 2004, as follows:

(In thousands)
-------------------------------------------------------------------------------
Net working capital                                                   $  11,087
Property, plant, and equipment                                            6,238
Deferred tax liabilities                                                (10,256)
Intangible assets                                                        40,549
-------------------------------------------------------------------------------
Net tangible and intangible assets                                    $  47,618
Purchase price, including capitalized acquisition costs                 110,360
-------------------------------------------------------------------------------
Goodwill                                                              $  62,742
===============================================================================

Dy 4 is considered a market leader in ruggedized embedded computing solutions for the defense and aerospace industries. Using standard, commercially available computing technologies, referred to as commercial-off-the-shelf or "COTS", Dy 4 customizes the products to perform reliably in rugged conditions, such as extreme temperature, terrain, and speed. The acquisition was made primarily to compliment the Corporation's existing businesses that serve the embedded computing market. Based in Ottawa, Canada, Dy 4 also has a facility in Virginia and a sales office in the United Kingdom. Revenues of the purchased business for the fiscal year ending August 29, 2003 were $72.4 million.

NOVATRONICS/PICKERING

On December 4, 2003, the Corporation acquired all of the outstanding stock of Novatronics Inc. ("Novatronics") and Pickering Controls Inc. ("Pickering"). The purchase price was $13.6 million in cash and the assumption of certain liabilities and was funded with proceeds from the Senior Notes issued in September 2003. There are provisions in the agreement for an additional payment in 2006 upon the achievement of certain financial performance criteria up to a maximum of $2.3 million. The excess of the purchase price over the fair value of the net assets acquired as of December 31, 2004 is $6.3 million, including foreign currency translation adjustment gains of $0.2 million.

Novatronics and Pickering design and manufacture electric motors and position sensors (both linear and rotary) for the commercial aerospace, military aerospace, and industrial markets. Novatronics has operating facilities located in Stratford, Ontario, Canada, while Pickering is located in Plainview, NY. Revenues of the purchased business were $12.0 million for the year ended December 31, 2002.

SYSTRAN CORPORATION

On December 1, 2003, the Corporation acquired all of the outstanding shares of Systran Corporation ("Systran"). The purchase price was $18.3 million in cash and the assumption of certain liabilities and was funded with proceeds from the Senior Notes issued in September 2003. The excess of the purchase price over the fair value of the net assets acquired as of December 31, 2004 is $9.1 million.

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

PERITEK CORPORATION

On August 1, 2003, the Corporation acquired the assets and certain liabilities of Peritek Corporation ("Peritek"). The purchase price was $3.2 million in cash and the assumption of certain liabilities. As of December 31, 2004, the Corporation has paid $2.4 million in cash and has a promissory note of $0.5 million payable in 2005. The remaining $0.3 million is being held as security for potential indemnification claims. Any amount of holdback remaining after claims for indemnification have been settled will be paid nineteen months after the acquisition date. The purchase price of the acquisition approximates the fair value of the net assets acquired as of December 31, 2004, which includes developed technology of approximately $2.6 million.

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

COLLINS TECHNOLOGIES

On February 28, 2003, the Corporation acquired the assets of Collins Technologies ("Collins"). The purchase price was $11.8 million in cash and the assumption of certain liabilities. Management funded the purchase price from credit available under the Corporation's Short-Term Credit Agreement. The excess of the purchase price over the fair value of the net assets acquired as of December 31, 2004 is $6.2 million.

Collins designs and manufactures Linear Variable Displacement Transducers ("LVDTs") primarily for aerospace flight and engine control applications. Industrial LVDTs are used mostly in industrial automation and test applications. Collins' operations are located in Long Beach, California. Revenues of the purchased business were $8.3 million for the year ended March 31, 2002.

PENNY & GILES/AUTRONICS

On April 1, 2002, the Corporation acquired all of the outstanding shares of Penny & Giles Controls Ltd., Penny & Giles Controls Inc., Penny & Giles Aerospace Ltd., the assets of Penny & Giles International Plc. devoted to its aerospace component business (collectively "Penny & Giles"), and substantially all of the assets of Autronics Corporation ("Autronics"). The purchase price was $59.5 million in cash and the assumption of certain liabilities. Approximately $40 million of the purchase price was funded from the Corporation's Revolving Credit facility. The excess of the purchase price over the fair value of the net assets acquired as of December 31, 2004 is $34.2 million, including foreign currency translation adjustment gains of $6.5 million.

Penny & Giles is a designer and manufacturer of proprietary position sensors and control hardware for both military and commercial aerospace applications and industrial markets. Autronics is a leading provider of aerospace fire detection and suppression control systems, power conversion products, and control electronics. The acquired business units are located in Wales, England, Germany, and the United States of America.

                                                 Curtiss-Wright and Subsidiaries

METAL TREATMENT

EVERLUBE

On April 2, 2004, the Corporation purchased the assets of the Everlube Products division ("Everlube") of Morgan Advanced Ceramics, Inc. The purchase price was $6.5 million in cash and the assumption of certain liabilities. The purchase price was funded from credit available under the Corporation's revolving credit facilities. The estimated excess of the purchase price over the fair value of the net assets acquired is $3.3 million at December 31, 2004. The fair value of the net assets acquired was based on current estimates. The Corporation may adjust these estimates based upon analysis of third party appraisals and the final determination of fair value.

Everlube is a pioneer and leader in manufacturing solid film lubricant (SFL) and other specialty engineered coatings with more than 180 formulations available. Everlube's engineered coatings improve the functional performance of metal components in lubrication, temperature, and corrosion resistance. Everlube is located in Peachtree City, Georgia. Revenues of the acquired business were $3.9 million for the year ended December 31, 2003.

EVESHAM

On February 24, 2004, the Corporation purchased the assets of the Evesham coatings business located in the United Kingdom ("Evesham") from Morgan Advanced Ceramics, Ltd. The purchase price was (pound)3.5 million ($6.5 million) in cash and the assumption of certain liabilities. The purchase price was funded from credit available under the Corporation's revolving credit facilities. The excess of the purchase price over the fair value of the net assets acquired is $2.2 million at December 31, 2004, including foreign currency translation adjustment gains of $0.1 million.

Evesham manufactures and applies an extensive range of solid film lubricant
(SFL) coatings, which provide lubrication, corrosion resistance and enhanced engineering performance. Revenues of the acquired business were (pound)2.6 million ($4.2 million) for the year ended December 31, 2003.

E/M ENGINEERED COATINGS SOLUTIONS

On April 2, 2003, the Corporation purchased selected assets of E/M Engineered Coatings Solutions ("E/M Coatings"). The purchase price was $16.8 million in cash and the assumption of certain liabilities. The purchase price was funded from credit available under the Corporation's Short-Term Credit Agreement. The excess of the purchase price over the fair value of the net assets acquired as of December 31, 2004 is $6.4 million.

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

ADVANCED MATERIAL PROCESS

On March 11, 2003, the Corporation acquired selected net assets of Advanced Material Process Corp. ("AMP"), a private company with operations located in Wayne, Michigan. The purchase price was $6.0 million in cash and the assumption of certain liabilities. There are provisions in the agreement for additional payments upon the achievement of certain financial performance criteria through 2008 up to a maximum additional payment of $1.0 million. As of December 31, 2004, the Corporation has paid $0.1 million in such additional consideration. Management funded the purchase from credit available under the Corporation's Short-Term Credit Agreement. The excess of the purchase price over the fair value of the net assets acquired as of December 31, 2004 is $1.4 million.

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

The purchase price was $10.0 million in cash, which approximated the fair value of the net assets acquired as of December 31, 2004. There are provisions in the agreement for additional payments upon the achievement of certain financial performance criteria through 2007 up to a maximum additional payment of $10.0 million. Through December 31, 2004, the Corporation has made no payments of additional consideration under these provisions.

YTSTRUKTUR ARBOGA AB

On April 11, 2002, the Corporation acquired 100% of the stock of Ytstruktur Arboga AB, a metal treatment business located in Arboga, Sweden. This business, specializing in controlled shot peening, non-destructive testing, and other metal finishing processes, services the Scandinavian market.

The purchase price was $1.2 million. The excess of the purchase price over the fair value of the net assets acquired as of December 31, 2004 is $1.6 million, including $0.6 million of foreign currency translation gains.

3. Receivables

Receivables include current notes, amounts billed to customers, claims and other receivables, and unbilled revenue on long-term contracts, consisting of amounts recognized as sales but not billed. Substantially all amounts of unbilled receivables are expected to be billed and collected in the subsequent year.

Credit risk is generally diversified due to the large number of entities comprising the Corporation's customer base and their geographic dispersion. The Corporation is either a prime contractor or subcontractor of various agencies of the U.S. Government. Revenues derived directly and indirectly from government sources (primarily the U.S. Government) were 47%, 46%, and 41% of consolidated revenues in 2004, 2003, and 2002, respectively. As of December 31, 2004 and 2003, accounts receivable due directly or indirectly from these government sources represented 42% and 34% of net receivables, respectively. Sales to one customer through which the Corporation is a subcontractor to the U.S. Government were 13% of consolidated revenues in 2004, 16% in 2003, and 10% in 2002. Accounts receivables due from this same customer were 14% of net receivables at December 31, 2003. No single customer accounted for more than 10% of the Corporation's net receivables as of December 31, 2004.

The Corporation performs ongoing credit evaluations of its customers and establishes appropriate allowances for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends, and other information.

The composition of receivables is as follows:

(In thousands) December 31,                                2004            2003
-------------------------------------------------------------------------------
BILLED RECEIVABLES:
Trade and other receivables                           $ 156,891       $ 111,068
   Less: Allowance for
         doubtful accounts                               (4,011)         (3,449)
-------------------------------------------------------------------------------
Net billed receivables                                  152,880         107,619
-------------------------------------------------------------------------------
UNBILLED RECEIVABLES:
Recoverable costs and estimated
   earnings not billed                                   79,156          56,070
   Less: Progress payments applied                      (17,952)        (20,327)
-------------------------------------------------------------------------------
Net unbilled receivables                                 61,204          35,743
-------------------------------------------------------------------------------
Receivables, net                                      $ 214,084       $ 143,362
===============================================================================

The net receivable balance at December 31, 2004 included $34.7 million related to the Corporation's 2004 acquisitions.

4. Inventories

In accordance with industry practice, inventoried costs contain amounts relating to long-term contracts and programs with long production cycles, a portion of which will not be realized within one year. Inventories are valued at the lower of cost (principally average cost) or market. The composition of inventories is as follows:

(In thousands) December 31,                               2004             2003
-------------------------------------------------------------------------------
Raw material                                         $  49,616        $  40,624
Work-in-process                                         35,157           26,409
Finished goods and component parts                      50,117           46,575
Inventoried costs related to
   U.S. Government and other
   long-term contracts                                  19,396           20,544
-------------------------------------------------------------------------------
Gross inventories                                      154,286          134,152
-------------------------------------------------------------------------------
   Less: Inventory reserves                            (26,276)         (22,278)
         Progress payments applied,
         principally related to
         long-term contracts                           (12,031)         (13,994)
-------------------------------------------------------------------------------
   Inventories, net                                  $ 115,979        $  97,880
===============================================================================

The net inventory balance at December 31, 2004 included $21.1 million related to the Corporation's 2004 acquisitions.

5. Property, Plant, and Equipment

The composition of property, plant, and equipment is as follows:

(In thousands) December 31,                                2004            2003
-------------------------------------------------------------------------------
Land                                                  $  12,563       $  12,206
Buildings and improvements                              101,476          93,058
Machinery, equipment, and other                         340,363         294,744
-------------------------------------------------------------------------------
Property, plant, and equipment, at cost                 454,402         400,008
Less: Accumulated depreciation                         (189,159)       (161,869)
-------------------------------------------------------------------------------
Property, plant, and equipment, net                   $ 265,243       $ 238,139
===============================================================================

Depreciation expense for the years ended December 31, 2004, 2003, and 2002 was $32.4 million, $27.7 million, and $16.7 million, respectively. The net property, plant, and equipment balance at December 31, 2004 included $23.7 million related to the Corporation's 2004 acquisitions.

                                                 Curtiss-Wright and Subsidiaries

6. Goodwill

Goodwill consists primarily of the excess purchase price of acquisitions over the fair value of the net assets acquired.

The changes in the carrying amount of goodwill for 2004 and 2003 are as follows:

                                                                               Flow       Motion         Metal
(In thousands)                                                              Control      Control     Treatment  Consolidated
----------------------------------------------------------------------------------------------------------------------------
December 31, 2002                                                         $  95,409    $  78,727     $   6,965     $ 181,101
Goodwill from 2003 acquisitions                                                  --       21,369         8,581        29,950
Change in estimate to fair value of net assets acquired in prior years       (6,458)       5,003            13        (1,442)
Additional consideration of prior years' acquisitions                         2,481        1,078            --         3,559
Foreign currency translation adjustment                                       1,986        4,673           231         6,890
----------------------------------------------------------------------------------------------------------------------------
December 31, 2003                                                         $  93,418    $ 110,850     $  15,790     $ 220,058
----------------------------------------------------------------------------------------------------------------------------
Goodwill from 2004 acquisitions                                              17,070      109,207         5,411       131,688
Change in estimate to fair value of net assets acquired in prior years       (2,260)          34          (871)       (3,097)
Additional consideration of prior years' acquisitions                         5,777        4,024            20         9,821
Foreign currency translation adjustment                                       1,197        4,464           182         5,843
----------------------------------------------------------------------------------------------------------------------------
December 31, 2004                                                         $ 115,202    $ 228,579     $  20,532     $ 364,313
============================================================================================================================

Additional consideration of prior years' acquisitions includes accruals of $8.5 million and $1.2 million as of December 31, 2004 and 2003, respectively, related to earn out and other required contractual payments. These amounts are classified in other current liabilities as additional amounts due to sellers.

During 2004, the Corporation finalized the allocation of the purchase price for the seven businesses acquired in 2003 and nine of the acquired businesses in 2004. The purchase price allocations relating to two of the businesses acquired in 2004 are based on estimates and have not yet been finalized. Approximately $28 million and $14 million of the goodwill on acquisitions made during 2004 and 2003, respectively, is deductible for tax purposes.

In accordance with SFAS No. 142, the Corporation completed its annual impairment test of goodwill during the third quarter of 2004 and concluded there was no impairment of goodwill.

7. Other Intangible Assets, net

Intangible assets are generally the result of acquisitions and consist primarily of purchased technology, customer related intangibles, trademarks and service marks, and technology licenses. Intangible assets are amortized over useful lives that range between 1 and 20 years.

The following table summarizes the intangible assets acquired (including their weighted average useful lives) by the Corporation during 2004 and 2003. The 2004 amounts include certain estimates that are subject to adjustment, while the 2003 amounts have been adjusted to reflect the changes in estimates of fair value made in 2004. Excluded from Other intangible assets are indefinite lived intangibles of $8.0 million and $0.9 million in 2004 and 2003, respectively.

(In thousands, except years data)           2004                     2003
--------------------------------------------------------------------------------
                                     Amount      Years         Amount      Years
--------------------------------------------------------------------------------
Developed technology                $46,858       17.6        $ 7,338       13.2
Customer related
   intangibles                       39,961       18.7         14,977       15.9
Other intangible assets               1,391        8.2          2,229       11.1
--------------------------------------------------------------------------------
Total                               $88,210       17.9        $24,544       14.7
================================================================================

The following tables present the cumulative composition of the Corporation's acquired intangible assets as of December 31:

(In thousands)                                     Accumulated
2004                                  Gross       Amortization               Net
--------------------------------------------------------------------------------
Developed technology              $  75,970          $  (7,436)        $  68,534
Customer related
   intangibles                       62,049             (4,282)           57,767
Other intangible assets              15,952             (1,884)           14,068
--------------------------------------------------------------------------------
Total                             $ 153,971          $ (13,602)        $ 140,369
================================================================================

                                                   Accumulated
2003                                  Gross       Amortization               Net
--------------------------------------------------------------------------------
Developed technology                $32,892          $  (2,966)        $  29,926
Customer related
   intangibles                       14,469               (863)           13,606
Other intangible assets               5,902             (1,166)            4,736
--------------------------------------------------------------------------------
Total                               $53,263          $  (4,995)        $  48,268
================================================================================

The following table presents the changes in the net balance of other intangibles assets during 2004:

                                           Customer         Other
                            Developed       Related    Intangible
(In thousands)             Technology   Intangibles        Assets         Total
-------------------------------------------------------------------------------
December 31, 2003           $  29,926     $  13,606     $   4,736     $  48,268
Acquired during 2004           46,858        39,961         9,364        96,183
Amortization expense           (4,307)       (3,413)         (628)       (8,348)
Change in estimate of
   fair value related
   to purchase price
   allocations                 (5,146)        7,514           610         2,978
Net foreign currency
   translation
   adjustment                   1,203            99           (14)        1,288
-------------------------------------------------------------------------------
Total                       $  68,534     $  57,767     $  14,068     $ 140,369
===============================================================================

During 2003, the Corporation removed $1.5 million of fully amortized intangible assets from the gross and accumulated amortization of customer related intangibles, respectively. Included in other intangible assets at December 31, 2004 and 2003 are $9.9 million and $1.0 million, respectively, of intangible assets not subject to amortization.

Amortization expense for the years ended December 31, 2003 and 2002 was $3.6 million and $1.9 million, respectively. The estimated future amortization expense of purchased intangible assets is as follows:

(In thousands)
--------------------------------------------------------------------------------
2005                                                                    $ 10,055
2006                                                                       9,177
2007                                                                       9,177
2008                                                                       9,125
2009                                                                       8,389
2010 and thereafter                                                       94,446
--------------------------------------------------------------------------------
Total amortization expense                                              $140,369
================================================================================

8. Accrued Expenses and Other Current Liabilities

Accrued expenses consist of the following:

(In thousands) December 31,                                  2004           2003
--------------------------------------------------------------------------------
Accrued compensation                                      $36,520        $26,331
Accrued commissions                                         3,857          1,593
Accrued taxes other than income taxes                       3,642          3,050
Accrued insurance                                           3,179          3,957
Accrued interest                                            3,170          3,264
Other                                                      13,045          6,743
--------------------------------------------------------------------------------
Total accrued expenses                                    $63,413        $44,938
================================================================================

Other current liabilities consist of the following:

(In thousands) December 31,                                   2004          2003
--------------------------------------------------------------------------------
Deferred revenue                                           $26,575       $21,726
Additional amounts due to sellers
   on acquisitions                                          10,899         2,154
Warranty reserves                                            9,667        10,011
Current portion of environmental reserves                    1,843         2,178
Other                                                        3,809         3,355
--------------------------------------------------------------------------------
Total other current liabilities                            $52,793       $39,424
================================================================================

The accrued expenses and other current liabilities at December 31, 2004 included $7.6 million and $3.9 million, respectively, related to the Corporation's 2004 acquisitions.

The Corporation provides its customers with warranties on certain commercial and governmental products. Estimated warranty costs are charged to expense in the period the related revenue is recognized based on the terms of the product warranty, the related estimated costs, and quantitative historical claims experience. These estimates are adjusted in the period in which actual results are finalized or additional information is obtained. The following table presents the changes in the Corporation's warranty reserves:

(In thousands) December 31,                                2004            2003
-------------------------------------------------------------------------------
Warranty reserves at January 1,                        $ 10,011        $  9,504
Provision for current year sales                          3,275           1,650
Current year claims                                      (2,334)         (1,930)
Change in estimates to
   pre-existing warranties                               (2,856)           (389)
Increase due to acquisitions                              1,135             612
Foreign currency translation adjustment                     436             564
-------------------------------------------------------------------------------
Warranty reserves at December 31,                      $  9,667        $ 10,011
===============================================================================

9. Income Taxes

Earnings before income taxes for the years ended December 31 consist of:

(In thousands)                            2004             2003             2002
--------------------------------------------------------------------------------
Domestic                               $65,963          $67,429          $55,314
Foreign                                 32,790           16,627           16,421
--------------------------------------------------------------------------------
Total                                  $98,753          $84,056          $71,735
================================================================================

                                                 Curtiss-Wright and Subsidiaries

The provision for income taxes for the years ended December 31 consist of:

(In thousands)                               2004            2003           2002
--------------------------------------------------------------------------------
Current:
   Federal                               $ 21,158        $ 17,018       $ 13,582
   State                                    5,481           4,103          3,648
   Foreign                                 10,548           5,050          5,255
--------------------------------------------------------------------------------
                                           37,187          26,171         22,485
--------------------------------------------------------------------------------
Deferred:
   Federal                                   (878)          5,032          3,664
   State                                   (1,969)            426            296
   Foreign                                   (653)            159            154
--------------------------------------------------------------------------------
                                           (3,500)          5,617          4,114
--------------------------------------------------------------------------------
Provision for income taxes               $ 33,687        $ 31,788       $ 26,599
================================================================================

The effective tax rate varies from the U.S. federal statutory tax rate for the years ended December 31, principally due to the following:

                                                 2004         2003         2002
-------------------------------------------------------------------------------
U.S. Federal statutory tax rate                  35.0%        35.0%        35.0%
Add (deduct):
   State and local taxes,
      net of federal benefit                      1.6          3.5          3.6
   Recovery of research &
      development credits
      from prior years                             --           --         (1.3)
   Dividends received
      deduction and tax
      exempt income                                --           --         (0.1)
All other, net                                   (2.5)        (0.7)        (0.1)
-------------------------------------------------------------------------------
Effective tax rate                               34.1%        37.8%        37.1%
===============================================================================

The 2004 effective tax rate included nonrecurring benefits totaling $3.4 million, primarily resulting from the change in legal structure of one of our subsidiaries, and a favorable IRS appeals settlement relating to the 1993 tax year.

The components of the Corporation's deferred tax assets and liabilities at December 31 are as follows:

(In thousands)                                             2004             2003
--------------------------------------------------------------------------------
Deferred tax assets:
   Environmental reserves                              $  9,141         $  9,318
   Inventories                                           10,730            8,992
   Postretirement/postemployment
      benefits                                           16,204           15,601
   Incentive compensation                                 7,086            5,383
   Accrued vacation pay                                   4,229            3,806
   Warranty reserve                                       1,950            1,686
   Other                                                  5,164            4,446
--------------------------------------------------------------------------------
Total deferred tax assets                                54,504           49,232
--------------------------------------------------------------------------------
Deferred tax liabilities:
   Retirement plans                                       9,447           13,692
   Depreciation                                          17,607           16,416
   Goodwill amortization                                 20,974            4,936
   Other intangible amortization                         19,078            9,285
   Other                                                  1,748            3,071
--------------------------------------------------------------------------------
Total deferred tax liabilities                           68,854           47,400
--------------------------------------------------------------------------------
Net deferred tax (liabilities) assets                  $(14,350)        $  1,832
--------------------------------------------------------------------------------

Deferred tax assets and liabilities are reflected on the Corporation's consolidated balance sheet at December 31 as follows:

(In thousands)                                            2004             2003
-------------------------------------------------------------------------------
Current deferred tax assets                           $ 25,693         $ 23,630
Noncurrent deferred tax liabilities                    (40,043)         (21,798)
-------------------------------------------------------------------------------
Net deferred tax assets                               $(14,350)        $  1,832
===============================================================================

As of December 31, 2004, the Corporation had state and foreign net operating loss carryforwards of $0.4 million, after tax. The state net operating loss carryforwards expire through the year 2023. The foreign net operating loss carryforwards have no expiration date.

Income tax payments of $28.8 million were made in 2004, $22.8 million in 2003, and $34.6 million in 2002.

No provision has been made for U.S. federal or foreign taxes on that portion of certain foreign subsidiaries' undistributed earnings considered to be permanently reinvested, which at December 31, 2004 was $23.3 million. It is not practicable to estimate the amount of tax that would be payable if these amounts were repatriated to the U.S.; however, it is expected there would be minimal or no additional tax because of the availability of foreign tax credits.

In December 2004, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" ("FSP No. 109-2"). The American Jobs Creation Act of 2004 (the "Act"), which became effective October 22, 2004, provides a one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. The Corporation may apply the provision of the Act to qualifying earnings repatriations through December 31, 2005. FSP No. 109-2 provides accounting and disclosure guidance for the repatriation provision. As permitted by FSP No. 109-2, the Corporation will not complete its evaluation of the repatriation provisions until a reasonable duration following the publication of clarifying language on key elements of the Act by Congress or the Treasury Department. Accordingly, the Corporation has not recorded any income tax expense or benefit for amounts that may be repatriated under the Act. The range of unremitted earnings the Corporation is considering for possible repatriation under the Act is zero to $23 million, which would result in additional income tax expense of zero to $3 million. Currently, the Corporation does not record deferred tax liabilities on unremitted earnings of its foreign subsidiaries, as such subsidiaries invest such undistributed earnings indefinitely.

10. Debt

Debt at December 31 consists of the following:

(In thousands)                                               2004           2003
--------------------------------------------------------------------------------
Industrial Revenue Bonds, due from 2007
   to 2028. Weighted average interest
   rate per annum is 1.39% and 1.24%
   for 2004 and 2003, respectively                       $ 14,296       $ 14,351
Revolving Credit Agreement, due 2009
   Weighted average interest rate per
   annum is 2.56% for 2004 and 1.97%
   for 2003                                               124,500          8,868
5.13% Senior Notes due 2010                                75,329         75,217
Weighted average interest rate per annum
   is 4.39% for 2004 and 4.71% for 2003
5.74% Senior Notes due 2013                               126,793        125,747
Weighted average interest rate per annum
   is 4.24% for 2004 and 4.84% for 2003
Other debt                                                  1,572            965
--------------------------------------------------------------------------------
Total debt                                                342,490        225,148
--------------------------------------------------------------------------------
Less: Short-term debt                                       1,630            997
Total Long-term debt                                     $340,860       $224,151
================================================================================

The estimated fair values of the Corporation's total debt instruments at December 31, 2004 aggregated $345.7 million compared to a carrying value of $342.5 million. The carrying amount of the variable interest rate long-term debt approximates fair value because the interest rates are reset periodically to reflect current market conditions. Fair values for the Corporation's fixed rate debt were estimated by management, utilizing valuations provided by third parties in accordance with their proprietary models.

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

Aggregate maturities of debt are as follows (1):

(In thousands)
--------------------------------------------------------------------------------
2005                                                                    $  1,630
2006                                                                          59
2007                                                                       5,060
2008                                                                          62
2009                                                                     124,564
Thereafter                                                               208,994
--------------------------------------------------------------------------------
Total                                                                   $340,369
================================================================================

(1) Amounts exclude a $2.1 million adjustment to the fair value of long-term debt relating to the Corporation's interest rate swap agreements that will not be settled in cash.

Interest payments of $12.1 million, $2.6 million, and $1.6 million were made in 2004, 2003, and 2002, respectively.

On July 23, 2004, the Corporation amended its existing credit facility, increasing the available line of credit from $225 million to $400 million with a group of ten banks. The Corporation plans to use the credit line for working capital purposes, internal growth initiatives, funding of future acquisitions, and other general corporate purposes. The credit agreement expires in 2009. Borrowings under the agreement bear interest at a floating rate based on market conditions. In addition, the Corporation's interest rate and level of facility fees depend on maintaining certain financial ratios defined in the agreement. The Corporation is subject to annual facility fees on the commitments under the Revolving Credit Agreement. In connection with the Revolving Credit Agreement, the Corporation paid customary transaction fees that have been deferred and are being amortized over the term of the agreement. The Corporation is required under the agreement to maintain certain financial ratios and meet certain financial tests as detailed in the agreement, of which the Corporation is in compliance at December 31, 2004. The unused credit available under the Revolving Credit Agreement at December 31, 2004 and 2003 was $256.7 and $107.1 million, respectively.

                                                 Curtiss-Wright and Subsidiaries

On September 25, 2003, the Corporation issued $200.0 million of Senior Notes (the "Notes"). The Notes consist of $75.0 million of 5.13% Senior Notes that mature on September 25, 2010 and $125.0 million of 5.74% Senior Notes that mature on September 25, 2013. The Notes are senior unsecured obligations and are equal in right of payment to the Corporation's existing senior indebtedness. The Corporation, at its option, can prepay at any time, all or from time to time any part of, the Notes, subject to a make-whole amount in accordance with the Note Purchase Agreement. The Corporation paid customary fees that have been deferred and will be amortized over the terms of the Notes. The Corporation is required under the Note Purchase Agreement to maintain certain financial ratios and meet certain net worth and indebtedness tests, of which the Corporation is in compliance.

In the fourth quarter of 2003, the Corporation entered into two interest rate swap agreements, designated as fair value hedges, which effectively convert $80 million of the Corporation's $200 million Senior Note fixed rate debt to floating rate debt. Under the terms of these agreements, the Corporation makes payments based on specified spreads over six-month LIBOR and receives payments equal to the interest payments due on the fixed rate debt. The differential between the payments is recognized as interest expense. The interest rate swap agreements qualify for the "shortcut method" under SFAS No. 133, which allows for an assumption of no ineffectiveness in the hedging relationship. As such, there is no income statement impact from changes in the fair value of the hedging instruments. Instead, the fair value of the instruments is recorded as an asset or liability on the Corporation's balance sheet, with an offsetting adjustment to the carrying value of the related debt. Other long-term assets of $2.1 million in the accompanying December 31, 2004 consolidated balance sheet represents the fair value of the interest rate swap agreements at that date, with a corresponding aggregate increase in the carrying value of the Corporation's long-term debt.

At December 31, 2004, substantially all of the industrial revenue bond issues are collateralized by real estate, machinery, and equipment. Certain of these issues are supported by letters of credit, which total $13.7 million. The Corporation had various other letters of credit totaling $5.1 million. All letters of credit are included under the Revolving Credit Agreement.

11. Earnings Per Share

The Corporation is required to report both basic earnings per share ("EPS"), based on the weighted average number of Common and Class B common shares outstanding, and diluted earnings per share, based on the basic EPS adjusted for all potentially dilutive shares issuable. Share and per share amounts presented below have been adjusted on a pro forma basis for the December 17, 2003 stock split. See Note 1-O for further information regarding the stock split.

At December 31, 2003 and 2002, the Corporation had stock options outstanding of 148,052 and 162,530 shares, respectively, that were not included in the computation of diluted EPS for 2004, because to do so would have been antidilutive. The Corporation had no antidilutive options outstanding at December 31, 2004. Earnings per share calculations for the years ended December 31, 2004, 2003, and 2002 are as follows:

                                                           Weighted-
                                                             Average
(In thousands, except                              Net        Shares    Earnings
per share data)                                 Income   Outstanding   Per Share
--------------------------------------------------------------------------------
2004:
Basic earnings per share                       $65,066        21,196       $3.07
Effect of dilutive securities:
   Stock options                                                 324
   Deferred stock
      compensation                                                27
--------------------------------------------------------------------------------
Diluted earnings per share                     $65,066        21,547       $3.02
--------------------------------------------------------------------------------
2003:
Basic earnings per share                       $52,268        20,640       $2.53
Effect of dilutive securities:
   Stock options                                                 222
   Deferred stock
      compensation                                                25
--------------------------------------------------------------------------------
Diluted earnings per share                     $52,268        20,887       $2.50
--------------------------------------------------------------------------------
2002:
Basic earnings per share                       $45,136        20,398       $2.21
Effect of dilutive securities:
   Stock options                                                 446
   Deferred stock
      compensation                                                24
--------------------------------------------------------------------------------
Diluted earnings per share                     $45,136        20,868       $2.16
================================================================================

12. Stock Compensation Plans

Employee Stock Purchase Plan: In May 2003, the Corporation's Board of Directors and stockholders approved the 2003 Employee Stock Purchase Plan (the "ESPP") under which eligible employees may purchase the Corporation's Common stock at a price per share equal to 85% of the lower of the fair market value of the Common stock at the beginning or end of each offering period. Each offering period of the ESPP lasts six months, with the first offering period commencing on January 1, 2004. Participation in the offering is limited to 10% of an employee's base salary (not to exceed amounts allowed under Section 423 of the Internal Revenue
Code), and may be terminated at any time by the employee, and automatically ends on termination of employment with the Corporation. A total of 1,000,000 shares of Common stock have been reserved for issuance under the ESPP. The Common stock to satisfy the stock purchases under the ESPP will be newly issued shares of Common stock. During 2004, 35,000 shares were purchased under the ESPP. As of December 31, 2004, there were 965,000 shares available for future offerings, and the corporation had withheld $1.7 million from employees, the equivalent of 36,100 shares.

1995 Long-Term Incentive Plan: Under the LTI Plan approved by stockholders in 1995 and as amended in 2002 and 2003, an aggregate total of 3,000,000 shares of common stock were reserved for issuance. The Common stock to satisfy employee exercises will be from the Corporation's treasury stock. The Corporation does not expect to repurchase any shares in 2005. No more than 50,000 shares of common stock may be awarded in any year to any one participant in the LTI Plan. Awards under the LTI Plan currently consist of three components -- performance units (cash), non-qualified stock options, and non-employee director grants.

Under the LTI Plan, the Corporation awarded performance units of 6,334,074 in 2004, 4,805,783 in 2003, and 4,519,906 in 2002 to certain key employees. The performance units are denominated in dollars and are contingent upon the satisfaction of performance objectives keyed to achieving profitable growth over a period of three fiscal years commencing with the fiscal year following such awards. The anticipated cost of such awards is expensed over the three-year performance period, which amounted to $4.3 million, $3.3 million, and $1.8 million in 2004, 2003, and 2002, respectively. The actual cost of the performance units may vary from the total value of the awards depending upon the degree to which the key performance objectives are met.

Under the LTI Plan, the Corporation has granted non-qualified stock options in 2004, 2003, and 2002 to key employees. Stock options granted under this LTI Plan expire ten years after the date of the grant and are generally exercisable as follows: up to one-third of the grant after one year, up to two-thirds of the grant after two years, and in full three years from the date of grant.

In May 2003, the Corporation's Board of Directors and stockholders approved an amendment to the 1995 Long-Term Incentive Plan to authorize non-employee directors to participate under the plan. The amendment provided that each non-employee director could receive the equivalent of $15,000 of the Corporation's Common Stock per year. The Board of Directors approved and issued stock grants of 268 shares in 2004 and 480 shares in 2003, adjusted for the 2003 stock split, of the Corporation's Common Stock to each of the eight non-employee directors. The stock grants were valued at $15,000 based on the market price of the Corporation's Common Stock on the grant date and were expensed at the time of issuance.

The remaining allowable shares for issuance under the 1995 LTI Plan as of December 31, 2004 is 2,124,243.

Stock option activity during the periods for both plans is indicated as follows:

                                       Weighted-                       Weighted-
                                         Average                         Average
                                        Exercise         Options        Exercise
                         Shares            Price     Exercisable           Price
--------------------------------------------------------------------------------
Outstanding at
   January 1,
   2002               1,589,914       $    18.83         936,148      $    16.41
   Granted              162,530            32.56
   Exercised           (392,160)           15.79
   Forfeited            (19,980)           21.95
--------------------------------------------------------------------------------
Outstanding at
   December 31,
   2002               1,340,304            21.16         837,024           18.48
   Granted              148,052            38.16
   Exercised           (233,708)           16.57
   Forfeited            (16,926)           24.39
--------------------------------------------------------------------------------
Outstanding at
   December 31,
   2003               1,237,722            24.01         855,676           20.83
Granted                 126,336            55.91
Exercised              (315,517)           19.37
Forfeited               (50,385)           25.68
================================================================================
Outstanding at
   December 31,
   2004                 998,156       $    29.43         729,690      $    23.51
================================================================================

                                                 Curtiss-Wright and Subsidiaries

The following table summarizes information about stock options outstanding at December 31, 2004:

                                           Options Outstanding                                  Options Exercisable
                                ------------------------------------------          ------------------------------------------
                                         Weighted-Average                                    Weighted-Average
                                                Remaining        Weighted-                          Remaining        Weighted-
                                              Contractual          Average                        Contractual          Average
Range of Exercise Prices         Shares     Life in Years   Exercise Price           Shares     Life in Years   Exercise Price
------------------------------------------------------------------------------------------------------------------------------
Less than $20.00                187,396               3.9          $ 17.91          187,396               3.9          $ 17.91
$20.00 - $29.99                 410,009               6.6            22.52          410,009               6.6            22.52
$30.00 - $40.00                 274,415               8.4            35.43          132,285               8.2            34.48
Greater than $40.00             126,336               9.9            55.91               --                --               --
------------------------------------------------------------------------------------------------------------------------------
                                998,156               7.0          $ 29.43          729,690               6.2          $ 23.51
==============================================================================================================================

Stock Plan for Non-Employee Directors: The Stock Plan for Non-Employee Directors ("Stock Plan"), approved by the stockholders in 1996, authorized the grant of restricted stock awards and, at the option of the Directors, the deferred payment of regular stipulated compensation and meeting fees in equivalent shares. Pursuant to the terms of the Stock Plan, non-employee directors received an initial restricted stock grant of 3,612 shares in 1996, which became unrestricted in 2001. Additionally, on the fifth anniversary of the initial grant, those non-employee directors who remained a non-employee director, received an additional restricted stock grant equal to the product of increasing $13,300 at an annual rate of 2.96%, compounded monthly from the effective date of the Stock Plan. In 2001, the amount per director was calculated to be $15,419, representing a total additional grant of 1,555 restricted shares. The cost of the restricted stock awards is being amortized over the five-year restriction period from the date of grant. Newly elected non-employee directors receive similar compensation under the terms of the Stock Plan upon their election to the Board.

Pursuant to election by non-employee directors to receive shares in lieu of payment for earned and deferred compensation under the Stock Plan, the Corporation had provided for an aggregate additional 27,487 shares, at an average price of $27.59 as of December 31, 2004. During 2004, the Corporation issued 1,770 shares in deferred compensation pursuant to such elections.

Depending on the extent to which the non-employee directors elect to receive future compensation in shares, total awards issued under this Stock Plan could exceed the 32,000 registered shares by April 12, 2006, the termination date of the Stock Plan.

13. Environmental Costs

The Corporation has continued the operation of the ground water and soil remediation activities at the Wood-Ridge, New Jersey site through 2004. The cost of constructing and operating this site was provided for in 1990 when the Corporation established a reserve to remediate the property. Costs for operating and maintaining this site totaled $1.5 million in 2004, $0.6 million in 2003 and $0.5 million in 2002, all of which have been charged against the previously established reserve. The Corporation increased the remediation reserve by $0.3 million and $1.0 million in 2004 and 2002, respectively, based upon revised operating projections. The reserve balance as of December 31, 2004 was $7.0 million. Even though this property was sold in December 2001, the Corporation retained the responsibility for this remediation in accordance with the sale agreement.

The Corporation has been named as a potentially responsible party ("PRP"), as have many other corporations and municipalities, in a number of environmental clean-up sites. The Corporation continues to make progress in resolving these claims through settlement discussions and payments from established reserves. Significant sites remaining open at the end of the year are: Caldwell Trucking landfill superfund site, Fairfield, New Jersey; Sharkey landfill superfund site, Parsippany, New Jersey; Amenia landfill site, Amenia, New York; and Chemsol, Inc. superfund site, Piscataway, New Jersey. The Corporation believes that the outcome for any of these remaining sites will not have a materially adverse effect on the Corporation's results of operations or financial condition.

In the first quarter of 2004, the Corporation signed a PRP agreement joining a number of other companies to respond to a U.S.E.P.A. Request For Information concerning the Lower Passaic River site. As of December 31, 2004, the Corporation estimates the costs associated with this study will not have a materially adverse effect on the Corporation's results of operation or financial condition.

In the fourth quarter of 2004, the Corporation increased the remediation reserve related to the Caldwell Trucking landfill superfund site by $4.4 million. The increase related to the estimated groundwater remediation for this site, which could span over 30 years. Through 2004, the majority of the costs for this site have been for the soil remediation. The Corporation has recorded a portion of this amount in the fourth quarter of 2004 to correct the understatement of this accrual related to a prior period, but has determined the amount to be immaterial to prior period and current year results, considering both quantitative and qualitative factors.

In October 2002 the Corporation acquired the Electro-Mechanical Division ("EMD") facility from Westinghouse Government Services LLC ("Seller"). Included in the purchase was the assumption of several Nuclear Regulatory Commission ("NRC") licenses, necessary for the continued operation of the business. In connection with these licenses, the NRC required financial assurance from the Corporation (in the form of a parent company guarantee) representing estimated environmental decommissioning and remediation costs associated with the commercial operations covered by the licenses. In addition, the Corporation has assumed obligations for additional environmental remediation costs. Remediation and investigation of the EMD facility are ongoing. As of December 31, 2004 the balance in this reserve is $12.6 million. The Corporation obtained partial environmental insurance coverage specifically for the EMD facility. The policy provides coverage for losses due to on or off-site pollution conditions, which are pre-existing and unknown.

The environmental obligation at December 31, 2004 was $25.2 million compared to $23.3 million at December 31, 2003. Approximately 80% of the Corporation's environmental reserves as of December 31, 2004 represent the current value of anticipated remediation costs and are not discounted primarily due to the uncertainty of timing of expenditures. The remaining environmental reserves are discounted using a rate of 4% to reflect the time value of money since the amount and timing of cash payments for the liability are reliably determinable. All environmental reserves exclude any potential recovery from insurance carriers or third-party legal actions.

14. Pension and Other Postretirement Benefit Plans

The Corporation maintains six separate and distinct pension and other postretirement benefit plans, as described in further detail below. Prior to the acquisition of EMD in October 2002, the Corporation maintained a qualified pension plan, a non-qualified pension plan, and a postretirement health benefits plan (the "Curtiss-Wright Plans"). As a result of the acquisition, the Corporation obtained three unfunded pension and post-retirement benefit plans (the "EMD Plans"), similar in nature to those listed above. The unfunded status of the acquired EMD Plans was recorded as a liability at the date of acquisition. During 2003, the funds associated with the qualified pension plans of both the Curtiss-Wright Plans and EMD Plans were placed under a master trust fund, from which the Corporation directs the investment strategy for both plans.

The Curtiss-Wright Plans

The Corporation maintains a non-contributory defined benefit pension plan covering substantially all employees other than those employees covered by the EMD Pension Plan described below. The Curtiss-Wright Retirement Plan (the "CW Pension Plan") formula for non-union employees is based on years of credited service and the five highest consecutive years' compensation during the last ten years of service and a "cash balance" benefit. Union employees who have negotiated a benefit under the CW Pension Plan are entitled to a benefit based on years of service multiplied by a monthly pension rate. Employees become participants under the CW Pension Plan after one year of service and are vested after five years of service. At December 31, 2004 and December 31, 2003, the Corporation had prepaid pension costs of $77.8 million and $77.9 million, respectively, under the CW Pension Plan. Due to the funded status, the Corporation does not expect to contribute funds to the CW Pension Plan in 2005.

The Corporation also maintains a non-qualified restoration plan (the "CW Restoration Plan") covering those employees whose compensation or benefits exceed the IRS limitation for pension benefits. Benefits under the CW Restoration Plan are not funded, and, as such, the Corporation had an accrued pension liability of $0.7 million and $0.8 million at December 31, 2004 and 2003, respectively. The Corporation's contributions to the CW Restoration Plan are not expected to be material in 2005.

The Corporation provides postretirement health benefits to certain employees (the "CW Retirement Plan"). In 2002, the Corporation restructured the postretirement medical benefits for certain active employees, effectively freezing the plan. The obligation associated with these active employees was transferred to the CW Pension Plan. The plan continues to be maintained for retired employees. As of December 31, 2004 and 2003, the Corporation had an accrued postretirement benefit liability of $1.2 million and $1.3 million, respectively, as benefits under the plan are not funded. The Corporation's contributions to the CW Retirement Plan are not expected to be material in 2005.

                                                 Curtiss-Wright and Subsidiaries

                                                                                  The Curtiss-Wright Plans
----------------------------------------------------------------------------------------------------------------------
                                                                        Pension Benefits       Postretirement Benefits
----------------------------------------------------------------------------------------------------------------------
(In thousands)                                                       2004           2003           2004           2003
----------------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year                         $ 126,523      $ 111,827      $     628      $     512
Service cost                                                        9,838          8,899             --             --
Interest cost                                                       7,540          7,982             29             39
Plan participants' contributions                                       --             --             --             19
Amendments                                                            303            328             --             --
Actuarial loss (gain)                                              (5,575)        16,652             19            144
Benefits paid                                                     (13,845)       (19,165)           (96)           (86)
----------------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                                 124,784        126,523            580            628
======================================================================================================================
CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year                    199,013        187,969             --             --
Actual return on plan assets                                       25,832         29,834             --             --
Employer contribution                                                 593            375             96             67
Plan participants' contribution                                        --             --             --             19
Benefits paid                                                     (13,845)       (19,165)           (96)           (86)
----------------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                          211,593        199,013             --             --
======================================================================================================================
Funded status                                                      86,809         72,490           (580)          (628)
Unrecognized net actuarial gain                                   (11,238)         3,184           (570)          (662)
Unrecognized transition obligation                                     (7)           (11)            --             --
Unrecognized prior service costs                                    1,554          1,426             --             --
----------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit costs                                 $  77,118      $  77,089      $  (1,150)     $  (1,290)
======================================================================================================================
ACCUMULATED BENEFIT OBLIGATION                                  $ 110,112      $ 114,740            N/A            N/A
======================================================================================================================
WEIGHTED-AVERAGE ASSUMPTIONS
   IN DETERMINATION OF
   BENEFIT OBLIGATION:
   Discount rate                                                     6.00%          6.00%          5.00%          5.30%
   Rate of compensation increase                                     3.50%          3.50%            --             --
   Health care cost trends:
      Rate assumed for subsequent year                                 --             --          10.50%          9.40%
      Ultimate rate reached in 2010 and 2007, respectively             --             --           5.50%          5.50%
Measurement date                                             September 30   September 30     October 31     October 31
======================================================================================================================

The following table details the components of net periodic pension expense (income) for the CW Pension Plan and CW Restoration Plan:

(In thousands)                            2004            2003            2002
-------------------------------------------------------------------------------
Service cost                           $  9,838        $  8,899        $  6,015
Interest cost                             7,540           7,982           7,650
Expected return on
   plan assets                          (17,276)        (18,081)        (18,705)
Amortization of prior
   service cost                             112              58              26
Amortization of transition
   obligation                                (4)             (3)             (4)
Recognized net actuarial
   (gain) loss                               33            (587)         (2,191)
Cost of settlement                          257             121           1,911
-------------------------------------------------------------------------------
Net periodic benefit
   expense (income)                    $    500        $ (1,611)       $ (5,298)
===============================================================================
Weighted-average
   assumptions in
   determination of net
   periodic benefit cost:
      Discount rate                        6.00%           6.75%           7.00%
      Expected return on
         plan assets                       8.50%           8.50%           8.50%
      Rate of compensation
         increase                          3.50%           4.25%           4.25%
===============================================================================

The following table details the components of net periodic pension income for the CW Retirement Plan:

(In thousands)                            2004            2003            2002
-------------------------------------------------------------------------------
Service cost                           $     --        $     --        $    129
Interest cost                                29              39             148
Amortization of prior
   service cost                              --              --            (123)
Recognized net actuarial gain               (73)            (73)           (179)
Benefit of settlement                        --              --          (3,849)
-------------------------------------------------------------------------------
Net periodic benefit income            $    (44)       $    (34)       $ (3,874)
===============================================================================
Weighted-average
   assumptions in
   determination of net
   periodic benefit cost:
      Discount rate                        5.30%           6.75%           7.00%
      Health care
         cost trends:
         Current year rate                 9.40%          10.70%          12.00%
         Ultimate rate
            reached in 2007                5.50%           5.50%           5.50%
===============================================================================

The effect on the CW Retirement Plan of a 1% change in the health care cost trend is as follows:

                                                              1%             1%
(In thousands)                                          Increase       Decrease
-------------------------------------------------------------------------------
Total service and interest
   cost components                                          $  2           $ (2)
Postretirement
   benefit obligation                                       $ 39           $(35)
===============================================================================

The EMD Plans

The Corporation maintains the Curtiss-Wright Electro-Mechanical Corporation Pension Plan (the "EMD Pension Plan"), a qualified contributory defined benefit pension plan, which covers all Curtiss-Wright Electro-Mechanical Corporation employees. The EMD Pension Plan covers both union and non-union employees and is designed to satisfy the requirements of relevant collective bargaining agreements. Employee contributions are withheld each pay period and are equal to 1.5% of salary. The benefits under the EMD Pension Plan are based on years of service and compensation. At December 31, 2004 and 2003, the Corporation had an accrued pension liability of $37.1 million and $33.5 million, respectively, related to the EMD Pension Plan. The Corporation expects to contribute $10.1 million, the estimated minimum required amount, to the EMD Pension Plan in 2005.

The Corporation maintains the Curtiss-Wright Electro-Mechanical Corporation Non-Qualified Plan (the "EMD Supplemental Plan"), a non-qualified non-contributory non-funded supplemental retirement plan for eligible EMD key executives. The EMD Supplemental Plan provides for periodic payments upon retirement that are based on total compensation (including amounts in excess of qualified plan limits) and years of service, and are reduced by benefits earned from certain other pension plans in which the executives participate. At December 31, 2004 and 2003, the Corporation had an accrued pension liability of $2.5 and $2.4 million, respectively, related to the EMD Supplemental Plan. The Corporation's contributions to the EMD Supplemental Plan are not expected to be material in 2005.

The Corporation, through an administration agreement with Westinghouse, maintains the Westinghouse Government Services Group Welfare Benefits Plan (the "EMD Retirement Plan"), a retiree health and life insurance plan for substantially all of the Curtiss-Wright Electro-Mechanical Corporation employees. The EMD Retirement Plan provides basic health and welfare coverage on a non-contributory basis. Benefits are based on years of service and are subject to certain caps. The Corporation had an accrued postretirement benefit liability of $39.1 million and $37.5 million related to the EMD Retirement Plan at December 31, 2004 and 2003, respectively. Pursuant to the Asset Purchase Agreement, the Corporation has a discounted receivable from Washington Group International to reimburse the Corporation for a portion of these postretirement benefit costs. At December 31, 2004 and 2003, the discounted receivable included in other assets was $5.5 million and $5.9 million, respectively. The Corporation expects to contribute $1.7 million to the EMD Retirement Plan during 2005.

                                                 Curtiss-Wright and Subsidiaries

                                                                            The EMD Plans
-----------------------------------------------------------------------------------------------------------------
                                                             Pension Benefits             Postretirement Benefits
-----------------------------------------------------------------------------------------------------------------
(In thousands)                                            2004             2003             2004             2003
-----------------------------------------------------------------------------------------------------------------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year              $ 128,287        $ 112,442        $  41,106        $  36,344
Service cost                                             3,249            2,032              789              705
Interest cost                                            8,080            5,890            2,366            2,388
Plan participants' contributions                           804              597               --               --
Actuarial loss (gain)                                    3,503           11,137           (4,918)           3,593
Benefits paid                                           (6,300)          (3,811)          (1,603)          (1,924)
-----------------------------------------------------------------------------------------------------------------
Benefit obligation at end of year                      137,623          128,287           37,740           41,106
=================================================================================================================
CHANGE IN PLAN ASSETS:
Fair value of plan assets at beginning of year          83,737           74,335               --               --
Actual return on plan assets                            10,052            8,009               --               --
Employer contribution                                      143            4,607            1,603            1,924
Plan participants' contribution                            804              597               --               --
Benefits paid                                           (6,300)          (3,811)          (1,603)          (1,924)
-----------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                88,436           83,737               --               --
=================================================================================================================
Funded status                                          (49,187)         (44,550)         (37,740)         (41,106)
Unrecognized net actuarial gain                          9,700            8,635           (1,326)           3,592
-----------------------------------------------------------------------------------------------------------------
Prepaid (accrued) benefit costs                      $ (39,487)       $ (35,915)       $ (39,066)       $ (37,514)
=================================================================================================================
ACCUMULATED BENEFIT OBLIGATION                       $ 124,793        $ 115,527              N/A              N/A
=================================================================================================================
WEIGHTED-AVERAGE ASSUMPTIONS
   IN DETERMINATION OF
   BENEFIT OBLIGATION:
   Discount rate                                          6.00%            6.25%            6.00%            6.25%
   Rate of compensation increase                          3.50%            3.25%              --               --
   Health care cost trends:
      Rate assumed for subsequent year--Pre-65              --               --            10.50%            9.70%
      Rate assumed for subsequent year--Post-65             --               --            13.00%           15.70%
      Ultimate rate reached in 2010 and 2007,
         respectively--Pre-65                               --               --             5.50%            5.50%
      Ultimate rate reached in 2010 and 2007,
         respectively--Post-65                              --               --             5.50%            6.50%
Measurement date                                  September 30     September 30       October 31       October 31
=================================================================================================================

The following table details the components of net periodic pension expense for the EMD Pension Plan and EMD Supplemental Plan:

(In thousands)                                                                      2004           2003           2002
----------------------------------------------------------------------------------------------------------------------
Service cost                                                                     $ 3,248        $ 2,709        $   424
Interest cost                                                                      8,080          7,854          1,278
Expected return on plan assets                                                    (7,613)        (7,618)        (1,092)
Recognized net actuarial (gain) loss                                                  --           (394)            --
----------------------------------------------------------------------------------------------------------------------
Net periodic benefit expense                                                     $ 3,715        $ 2,551        $   610
======================================================================================================================
Weighted-average assumptions in determination of net periodic benefit cost:
   Discount rate                                                                    6.25%          7.00%          7.00%
   Expected return on plan assets                                                   8.50%          8.50%          8.88%
   Rate of compensation increase                                                    3.25%          4.00%          4.00%
======================================================================================================================

The following table details the components of net periodic pension expense for the EMD Retirement Plan:

(In thousands)                              2004            2003            2002
--------------------------------------------------------------------------------
Service cost                           $     789       $     705       $      --
Interest cost                              2,366           2,388              --
--------------------------------------------------------------------------------
Net periodic benefit expense           $   3,155       $   3,093       $      --
================================================================================
Weighted-average
   assumptions in
   determination of net
   periodic benefit cost:
      Discount rate                         6.25%           6.75%
      Health care cost trends:
         Current year rate --
            Pre--65                         9.70%          11.10%
         Current year rate --
            Post--65                       15.70%          18.00%
         Ultimate rate reached
            in 2007 -- Pre--65              5.50%           5.50%
         Ultimate rate reached
            in 2007 -- Post--65             6.50%           6.50%
================================================================================

The effect on the EMD Retirement Plan of a 1% change in the health care cost trend is as follows:

                                                          1%                 1%
(In thousands)                                      Increase           Decrease
-------------------------------------------------------------------------------
Total service and interest
   cost components                                   $   558            $  (440)
Postretirement
   benefit obligation                                $ 5,306            $(4,354)
===============================================================================

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 was signed into law on December 8, 2003. In accordance with FASB Staff Position FAS 106-1, the Corporation made a one-time election to defer recognition of the effects of the law in the accounting for its plan under FAS 106 and in providing disclosures related to the plan until authoritative guidance on the accounting for the federal prescription drug subsidy is issued. Proposed regulations regarding the implementation of the Act were issued in July of 2004; however, many questions cannot be answered until final regulations are issued in 2005. Until the final regulations are issued the Corporation cannot conclude whether the prescription drug benefits offered under this plan are actuarially equivalent to Medicare Part D under the Act. Therefore, in accordance with FASB Staff Position FAS 106-2, any measures of the Accumulated Postretirement Benefit Obligation or Net Periodic Postretirement Benefit Cost do not reflect the effects of the Act on the plan.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid from the plans:

                       CW              CW             EMD             EMD
                  Pension      Retirement         Pension      Retirement
(In thousands)      Plans            Plan           Plans            Plan           Total
-----------------------------------------------------------------------------------------
2005             $  9,976        $     75        $  7,918        $  1,712        $ 19,681
2006               10,266              76           8,501           1,937          20,780
2007                9,914              70           8,852           2,163          20,999
2008                9,962              65           9,261           2,339          21,627
2009               10,150              59           9,630           2,439          22,278
2010-2014          51,435             224          53,863          13,508         119,030
=========================================================================================

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

                              As of December 31,      Target            Expected
Asset class                   2004         2003     Exposure               Range
--------------------------------------------------------------------------------
Domestic Equities               54%          51%          50%          40% - 60%
International Equities          15%          15%          15%          10% - 20%
--------------------------------------------------------------------------------
   Total Equity                 69%          66%          65%          55% - 75%
   Fixed Income                 31%          34%          35%          25% - 45%
   Cash                          0%           0%           0%           0% - 10%
================================================================================

                                                 Curtiss-Wright and Subsidiaries

The Corporation may from time to time require the reallocation of assets in order to bring the retirement plans into conformity with these ranges. The Corporation may also authorize alterations or deviations from these ranges where appropriate for achieving the objectives of the retirement plans. The Corporation's investment policy does not permit its investment manager to invest plan funds in the Corporation's stock.

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

The overall expected return on assets assumption used in the calculation of annual net periodic benefit cost is based on a combination of the historical performance of the pension fund and expectations of future performance. The historical returns are determined using the market-related value of assets, includes the recognition of realized and unrealized gains and losses over a five-year period. Although over the last ten years the market-related value of assets had an average annual yield of 10.9%, the actual returns averaged 9.4% during the same period. Given the uncertainties of the current economic and geopolitical landscape, the Corporation considers 8.5% to be a reasonable assumption of future long-term investment returns. While the Corporation takes into account historical performance, its assumptions also consider the forward-looking long-term outlook for the capital markets.

Other Pension and Postretirement Plans

The Corporation offers all of its domestic employees the opportunity to participate in a defined contribution plan. Costs incurred by the Corporation in the administration and record keeping of the defined contribution plan are paid for by the Corporation and are not considered material.

In addition, the Corporation had foreign pension costs under various retirement plans of $3.5 million, $1.9 million, and $1.6 million in 2004, 2003, and 2002, respectively.

15. Leases

The Corporation conducts a portion of its operations from leased facilities, which include manufacturing and service facilities, administrative offices, and warehouses. In addition, the Corporation leases automobiles, machinery, and office equipment under operating leases. The leases expire at various dates and may include renewals and escalations. Rental expenses for all operating leases amounted to $18.5 million in 2004, $10.5 million in 2003, and $8.2 million in 2002.

At December 31, 2004, the approximate future minimum rental commitments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

                                                                          Rental
(In thousands)                                                        Commitment
--------------------------------------------------------------------------------
2005                                                                     $15,846
2006                                                                      12,933
2007                                                                      11,074
2008                                                                       9,141
2009                                                                       6,016
Thereafter                                                                17,727
--------------------------------------------------------------------------------
Total                                                                    $72,737
================================================================================

16. Industry Segments

The Corporation manages and evaluates its operations based on the products and services it offers and the different markets it serves. Based on this approach, the Corporation has three reportable segments: Flow Control, Motion Control, and Metal Treatment. The Flow Control segment primarily designs, manufactures, distributes, and services a broad range of highly engineered flow control products for severe service military and commercial applications. The Motion Control segment primarily designs, develops, and manufactures mechanical systems, drive systems, and electronic controls and sensors for the aerospace and defense industries. Metal Treatment provides various metallurgical services, principally "shot peening" and "heat treating." The segment provides these services to a broad spectrum of customers in various industries, including aerospace, automotive, construction equipment, oil and gas, petrochemical, and metal working.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. Interest expense and income taxes are not reported on an operating segment basis because they are not considered in the performance evaluation by the Corporation's chief operating decision-maker, its Chairman and CEO.

Sales to one customer of the Flow Control segment through which the Corporation is a subcontractor to the U.S. Government were 13% of consolidated revenues in 2004, 16% in 2003, and 10% in 2002. During 2004, 2003, and 2002, the Corporation
had no commercial customer representing more than 10% of consolidated revenue.

Consolidated Industry Segment Information:

                                              Flow         Motion          Metal        Segment      Corporate     Consolidated
(In thousands)                             Control        Control      Treatment(1)       Total        & Other(2)         Total
-------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2004:
Revenue from external customers         $  388,139     $  388,576     $  178,324     $  955,039     $       --       $  955,039
Intersegment revenues                           --            144            555            699           (699)              --
Operating income (expense)                  44,651         44,903         28,279        117,833         (7,114)         110,719
Depreciation and amortization expense       15,884         14,214         10,381         40,479            263           40,742
Segment assets                             415,504        576,275        194,783      1,186,562         91,878        1,278,440
Capital expenditures                        10,420         10,171         11,728         32,319            133           32,452
-------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2003:
Revenue from external customers         $  341,271     $  265,905     $  138,895     $  746,071     $       --       $  746,071
Intersegment revenues                           --             --            544            544             --              544
Operating income (expense)                  39,991         30,350         19,055         89,396            (66)          89,330
Depreciation and amortization expense       14,458          7,983          8,685         31,126            201           31,327
Segment assets                             323,689        317,631        170,547        811,867        161,798          973,665
Capital expenditures                        12,417          4,791         15,727         32,935            394           33,329
-------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2002:
Revenue from external customers         $  172,455     $  233,437     $  107,386     $  513,278     $       --       $  513,278
Intersegment revenues                           --             --            491            491             --              491
Operating income (expense)                  20,693         29,579         14,403         64,675          4,362           69,037
Depreciation and amortization expense        5,059          7,394          6,063         18,516            177           18,693
Segment assets                             328,221        267,244        127,125        722,590         87,512          810,102
Capital expenditures                        10,787          8,243         15,873         34,903             51           34,954
===============================================================================================================================

(1) Operating income for the Metal Treatment segment includes nonrecurring costs of $0.5 million associated with the relocation of a shot peening facility in 2002.
(2) Operating income (expense) for Corporate and Other includes pension (expense) income, environmental remediation and administrative expenses, and other expenses.

Reconciliations:

For the years ended December 31, (In thousands)               2004              2003              2002
------------------------------------------------------------------------------------------------------
REVENUES:
Total segment revenue                                  $   955,039       $   746,071       $   513,278
Intersegment revenue                                           699               544               491
Elimination of intersegment revenue                           (699)             (544)             (491)
------------------------------------------------------------------------------------------------------
   Total consolidated revenues                         $   955,039       $   746,071       $   513,278
------------------------------------------------------------------------------------------------------
EARNINGS BEFORE TAXES:
Total segment operating income                         $   117,833       $    89,396       $    64,675
Corporate and administrative                                (6,614)           (1,677)           (2,846)
Pension (expense) income, net                                 (500)            1,611             7,208
Other income, net                                               65               389             4,508
Interest expense                                           (12,031)           (5,663)           (1,810)
------------------------------------------------------------------------------------------------------
   Total consolidated earnings before tax              $    98,753       $    84,056       $    71,735
------------------------------------------------------------------------------------------------------
ASSETS:
Total assets for reportable segments                   $ 1,186,562       $   811,867       $   722,590
Pension assets                                              77,802            77,877            76,072
Non-segment cash                                               545            72,582             4,875
Other assets                                                13,608            11,384             6,609
Elimination of intersegment receivables                        (77)              (45)              (44)
------------------------------------------------------------------------------------------------------
   Total consolidated assets                           $ 1,278,440       $   973,665       $   810,102
======================================================================================================

                                                 Curtiss-Wright and Subsidiaries

The following table presents geographical information of the Corporation's revenues and property, plant, and equipment based on the location of the customer and the assets, respectively:

December 31, (In thousands)              2004                            2003                            2002
------------------------------------------------------------------------------------------------------------------------
                                              Long-Lived                      Long-Lived                      Long-Lived
                                Revenues          Assets        Revenues          Assets        Revenues          Assets
------------------------------------------------------------------------------------------------------------------------
Geographic Information:
United States of America        $735,356        $181,708        $574,427        $176,273        $387,939        $163,531
United Kingdom                    92,541          52,568          66,210          40,614          49,519          38,235
Canada                            20,675          14,136          17,052           6,528          13,527           4,674
Other foreign countries          106,467          16,831          88,382          14,724          62,293          12,609
------------------------------------------------------------------------------------------------------------------------
Consolidated total              $955,039        $265,243        $746,071        $238,139        $513,278        $219,049
========================================================================================================================

17. Contingencies and Commitments

The Corporation, through its subsidiary located in Switzerland, entered into a credit agreement with UBS AG ("UBS") for a credit facility in the amount of 6.0 million Swiss francs ($5.3 million) for the issue of performance guarantees related to long-term contracts. The Corporation received prepayments on these contracts, which are being used as collateral against the credit facility. The customers can draw down on the line of credit for nonperformance up to the amount of pledged collateral, which is released from restriction over time as the Corporation meets its obligations under the long-term contracts. Under the terms of this credit facility agreement, the Corporation is not permitted to borrow against the line of credit. The Corporation is charged a commitment fee on the outstanding balance of the collateralized cash. As of December 31, 2004, the amount of restricted cash under this facility was $2.8 million, all of which is expected to be released from restriction after one year.

In October 2002, the Corporation acquired EMD. Included in the purchase was the assumption of several NRC licenses, necessary for the continued operation of the business. In connection with these licenses, the NRC required financial assurance from the Corporation (in the form of a parent company guarantee) representing estimated environmental decommissioning and remediation costs associated with the commercial operations covered by the licenses. The guarantee for the decommissioning costs of the refurbishment facility, which is estimated for 2017, is $3.1 million. See Note 13 for further information.

Consistent with other entities its size, the Corporation is party to a number of legal actions and claims, none of which individually or in the aggregate, in the opinion of management, are expected to have a material adverse effect on the Corporation's results of operations or financial position.

18. Subsequent Event

On March 3, 2005, the Corporation acquired the outstanding shares of Indal Technologies, Inc ("Indal"). The purchase price of the acquisition, subject to customary adjustments as provided for in the Stock Purchase Agreement, was 78.0 million Canadian dollars (approximately $63 million). Management funded the purchase from the Corporation's revolving credit facility. Revenues of the purchased business were 49.4 million Canadian dollars (approximately $38 million) for the year ended December 31, 2004. Indal's operations are located in Toronto, Canada. Management intends to incorporate the operations of Indal into the Corporation's Motion Control segment.

Corporate Information

Corporate Headquarters

4 Becker Farm Road, 3rd Floor
Roseland, NJ 07068
(973) 597-4700

www.curtisswright.com

Annual Meeting

The 2005 annual meeting of stockholders will be held on May 19, 2005, at 2:00 pm at the Wilshire Grand Hotel, 350 Pleasant Valley Way, West Orange, NJ 07052.

Stock Exchange Listing

The Corporation's Common and Class B common stock are listed and traded on the New York Stock Exchange under the symbols CW and CW.B.

Common Shareholders

As of December 31, 2004, the approximate number of holders of record of Common stock, par value of $1.00 per share, and Class B common stock, par value $1.00 per share, of the Corporation was 2,873 and 4,587, respectively.

Stock Transfer Agent and Registrar

For services such as changes of address, replacement of lost certificates or dividend checks, and changes in registered ownership, or for inquiries as to account status, write to American Stock Transfer & Trust Company at 59 Maiden Lane, New York, NY 10038.

Please include your name, address and telephone number with all correspondence. Telephone inquiries may be made to (800) 937-5449. Foreign (212) 936-5100. Internet inquiries should be addressed to http://www.amstock.com. Hearing-impaired shareholders are invited to log on to the website and select the Live Chat option.

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

Investor Information

Investors, stockbrokers, security analysts and others seeking information about Curtiss-Wright Corporation should contact Alexandra Deignan, Director of Investor Relations, at the Corporate Headquarters listed above.

Stockholder Communications

Any stockholder wishing to communicate directly with our Board of Directors should write to Dr. William W. Sihler at Southeastern Consultants Group, LTD, P.O. Box 5645, Charlottesville, VA 22905.

Financial Reports

This Annual Report includes most of the periodic financial information required to be on file with the Securities and Exchange Commission. The Corporation also files an Annual Report on Form 10-K, a copy of which may be obtained free of charge. These reports, as well as additional financial documents such as quarterly shareholder reports, proxy statements, and quarterly reports on Form 10-Q, may be obtained by written request to Alexandra Deignan, Director of Investor Relations, at the Corporate Headquarters.

Stock Price Range

                                                2004                        2003

Common                            High           Low          High           Low
First Quarter                   $48.70        $44.20        $33.54        $26.04
Second Quarter                   56.19         45.74         33.13         26.97
Third Quarter                    58.28         51.10         35.94         30.42
Fourth Quarter                   60.00         52.65         47.25         35.03

                                                2004                        2003

Class B                           High           Low          High           Low
First Quarter                   $47.50        $43.00        $32.50        $25.20
Second Quarter                   53.77         43.50         32.68         26.00
Third Quarter                    54.99         49.29         35.90         30.56
Fourth Quarter                   58.32         50.00         46.71         34.88

Note: All prices adjusted for the 2-for-1 stock split on December 17, 2003.

Dividends

Common                                                2004                  2003
First Quarter                                     $   0.09              $   0.08
Second Quarter                                        0.09                  0.08
Third Quarter                                         0.09                  0.08
Fourth Quarter                                        0.09                  0.09

Class B                                               2004                  2003
First Quarter                                     $   0.09              $   0.08
Second Quarter                                        0.09                  0.08
Third Quarter                                         0.09                  0.08
Fourth Quarter                                        0.09                  0.08

Note: All dividends adjusted for the 2-for-1 stock split on December 17, 2003.

Design: Russell Design, NYC

[LOGO]
CURTISS
 WRIGHT

Curtiss-Wright Corporation
4 Becker Farm Road
Roseland, New Jersey 07068

www.curtisswright.com

[LOGO]

  CW      CW.B    --------
------   ------      S&P
LISTED   LISTED   --------
------   ------   SMALLCAP
 NYSE     NYSE       600
                  --------